As filed with the Securities and Exchange Commission on February 13, 2019

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FLEX PHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-5087339
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

31 St. James Avenue, 6th Floor

Boston, MA 02116

(617) 874-1821

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William McVicar, Ph.D

President and Chief Executive Officer

31 St. James Avenue, 6th Floor

Boston, MA 02116

(617) 874-1821

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Walter Van Dorn, Esq. Dentons US LLP 1221 Avenue of the Americas New York, New York 10020-1089 (212) 768-6700	Thomas Redekopp, Esq. Dentons Canada LLP 77 King Street West, Suite 400 Toronto, Ontario M5K 0A1 (416) 863-4511	Andrew L. Strong, Esq. Christina F. Pearson, Esq. Pillsbury Winthrop Shaw Pittman LLP Two Houston Center 909 Fannin, Suite 2000 Houston, TX 77010-1028 (713) 276-7600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and at the effective time of the merger of Falcon Acquisition Sub, LLC, a wholly owned subsidiary of Flex Pharma, Inc., a Delaware corporation, with and into Salarius Pharmaceuticals, LLC, a Delaware limited liability company, as described in the agreement and plan of merger dated as of January 3, 2019, as attached as Annex A to the proxy statement/prospectus/information statement forming part of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Common stock, par value $0.0001 per share	76,151,698	$0.32	$24,368,543.36	$2,953.47

(1)

This registration statement relates to shares of common stock, par value $0.0001 per share, of Flex Pharma, Inc., a Delaware corporation (Flex Pharma), issuable to holders of membership units of Salarius Pharmaceuticals, LLC, a Delaware limited liability company (Salarius), pursuant to the agreement and plan of merger, dated as of January 3, 2019, among Flex Pharma, Falcon Acquisition Sub, LLC, a wholly owned subsidiary of Flex Pharma, and Salarius.

(2)

Based on the estimated maximum number of shares of Flex Pharma common stock to be issued in connection with the transactions contemplated by the Merger Agreement, 76,151,698 shares of common stock, par value $0.0001 per share will be registered.

(3)

Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act. Flex Pharma common stock is being offered in exchange for shares of membership units of Salarius. Salarius is a private company and no market exists for its securities and Salarius has a member deficit; therefore, pursuant to Rule 547(c) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price is calculated as the amount of Flex Pharma stock to be registered multiplied by the average of the high and low trading prices of Flex Pharma stock on the Nasdaq Global Market. On February 12, 2019, the Flex Pharma common stock value high trading price was $0.33 and the low trading price was $0.31, resulting in an average trading price of $0.32, which was then multiplied by 76,151,698.

(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2019

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Flex Pharma, Inc. and Members of Salarius Pharmaceuticals, LLC:

On January 3, 2019, Flex Pharma, Inc., a Delaware corporation (which we refer to as “Flex” or “Flex Pharma”), Falcon Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Flex Pharma (which we refer to as “Merger Sub”), and Salarius Pharmaceuticals, LLC, a Delaware limited liability company (which we refer to as “Salarius”), entered into an Agreement and Plan of Merger (which we refer to as the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge with and into Salarius, with Salarius continuing as a wholly owned subsidiary of Flex Pharma and the surviving company of the merger (which we refer to as the “merger”).

The Merger Agreement (i) values Flex Pharma at $10.5 million, subject to adjustment, on a dollar-for-dollar basis, based on Flex Pharma’s net cash balance at the closing of the merger compared to a target net cash of $3.3 million, and (ii) values Salarius at $36.6 million, subject to adjustment, on a dollar-for-dollar basis, based on the sale of Series A Units pursuant to subscription agreements that Salarius entered into prior to the Merger Agreement compared to the target sale of $7.0 million of Series A Units.

At the closing of the merger, each outstanding common unit, profits interest common unit and Series A unit of Salarius will convert into the right to receive shares of Flex Pharma’s common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to an anticipated reverse stock split of Flex Pharma’s common stock, as described below) at the conversion ratio formulae described in the Merger Agreement. Under those formulae, immediately following the effective time of the merger, Flex Pharma’s current stockholders will own approximately 19.9% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants (as defined below) to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush (as defined below)) and Salarius’ current members will own approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush). For purposes of calculating the conversion ratios, the number of outstanding shares of Flex Pharma’s common stock immediately before the merger takes into account the dilutive effect of approximately 849,610 shares of Flex Pharma’s common stock underlying options outstanding as of January 3, 2019 that have an exercise price less than or equal to $1.35 per share of Flex Pharma’s common stock. Approximately 1,447,426 shares of Flex Pharma’s common stock underlie options outstanding as of January 3, 2019 that have an exercise price greater than $1.35 per share of Flex Pharma’s common stock.

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a warrant to purchase shares of Flex Pharma’s common stock (which we refer to as a “Warrant”) six months and one day following the closing date of the merger.

The Warrants will contain customary terms and conditions, provided that the Warrants:

•

will have an exercise price per share of Flex Pharma’s common stock equal to the fair market value of a share of Flex Pharma’s common stock on the closing date of the merger (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Flex Pharma’s common stock);

•	will be immediately exercisable upon receipt, which receipt will be six months and one day following the closing date of the merger;

•	will be exercisable for five years after receipt;

•	will be subject to a cashless exercise, at the option of Flex Pharma, under certain circumstances; and

•

will be exercisable, in the aggregate, with respect to that number of share of Flex Pharma’s common stock equal to the Warrant Aggregate Value (as defined in the Merger Agreement) divided by the value (determined using the Black-Scholes-Merton option pricing formula) of a warrant to purchase a share of Flex Pharma’s common stock on the closing date of the merger.

The Warrant Aggregate Value generally represents the difference between (i) Flex Pharma’s value and (ii) the value of Flex Pharma’s common stock that Flex Pharma’s current stockholders will have in the combined company. Accordingly, the Warrant Aggregate Value will be based in part on Flex Pharma’s net cash balance at the time of closing of the merger and adjusted for the amount of additional financing consummated by Salarius at or before the closing of the merger, as further described in the Merger Agreement.

Flex Pharma common stock is listed on the Nasdaq Capital Market under the symbol “FLKS.” Prior to consummation of the merger, Flex Pharma intends to file an initial listing application for the combined company with Nasdaq pursuant to its “reverse merger” rules. On [●], 2019, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Flex Pharma common stock was $[●] per share.

Following the merger, Flex Pharma will change its name to “Salarius Pharmaceuticals, Inc.” (which we refer to as “New Salarius” or the “combined company”) and expects to trade on either the Nasdaq Global Market or the Nasdaq Capital Market under the symbol “SLRX.”

Flex Pharma is holding a special meeting of its stockholders to obtain the necessary stockholder approvals necessary to complete the merger and related matters. At the special meeting, which will be held at [●], at [●] local time, on [●], 2019, unless postponed or adjourned to a later date, Flex Pharma will ask its Stockholders, among other things to consider and act upon the following matters:

1.

To approve the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement. The issuance requires Flex Pharma’s stockholders’ approval under Nasdaq rules because it exceeds 20% of the number of shares of Flex Pharma’s common stock outstanding prior to the issuance. The issuance also requires Flex Pharma’s stockholders’ approval under Nasdaq’s rules because it will result in a “change of control” of Flex Pharma.

2.

To approve an amendment of Flex Pharma’s Amended and Restated Certificate of Incorporation (which we refer to as the “Certificate of Incorporation”) to effect a reverse stock split of Flex Pharma’s common stock (which we refer to as the “reverse stock split”). This amendment is intended to help Flex Pharma satisfy the listing requirements of the Nasdaq Global Market or the Nasdaq Capital Market. Upon the effectiveness of the amendment of the Certificate of Incorporation effecting the reverse stock split, the outstanding shares of Flex Pharma’s common stock will be combined into a lesser number of shares to be determined by Flex Pharma’s board of directors prior to the effective time of such amendment.

3.	To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.”

4.

To consider and vote on an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve Proposal 1, 2 or 3.

After careful consideration, and upon the recommendation of the Special Committee of Flex Pharma’s board of directors, Flex Pharma’s board of directors (i) determined that the merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of Flex Pharma and its stockholders, (ii) authorized and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) declared that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are advisable to Flex Pharma and its stockholders and (iv) recommended that Flex Pharma’s stockholders approve the proposals referred to above. Accordingly, Flex Pharma’s board of directors unanimously recommends that Flex Pharma’s stockholders vote “FOR” each of the proposals referred to above.

After careful consideration, the Salarius board of managers (i) determined that the merger is fair to, and in the best interests of, the Salarius and the Salarius members, (ii) has adopted and declared advisable the Merger Agreement and approved the adoption of the Merger Agreement and the approval of the merger and related transactions, and (iii) has determined to recommend that the Salarius members vote to adopt the Merger Agreement, approve the merger and related transactions. Accordingly, Salarius’ board of managers unanimously recommends that its members sign and return the member written consent to Salarius indicating their approval of the merger and other transactions contemplated by the Merger Agreement.

More information about Flex Pharma, Salarius and the proposed transactions are contained in this proxy statement/prospectus/information statement. Flex Pharma and Salarius urge you to read the proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS ” BEGINNING ON PAGE 21.

Your vote is important. If you are a Flex Pharma stockholder, whether or not you expect to attend the special meeting in person, please complete, date, sign and promptly return the accompanying proxy card in the enclosed postage paid envelope to ensure that your shares will be represented and voted at the special meeting. You can also vote your shares via the internet or by telephone as provided in the instructions set forth in the enclosed proxy card. If you hold your shares in “street name” through a broker, you should follow the procedures provided by your broker.

Flex Pharma and Salarius are excited about the opportunities the merger brings to both Flex Pharma’s stockholders and Salarius’ members, and thank you for your consideration and continued support.

Yours sincerely,
/s/ William McVicar	/s/ David J. Arthur
William McVicar	David J. Arthur

President, Chief Executive Officer and Director	Chief Executive Officer and Manager
Flex Pharma, Inc.	Salarius Pharmaceuticals, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/information statement is dated [●], 2019, and is first being mailed to stockholders and members on or about [●], 2019.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement contains a notice of meeting with respect to the special meeting of stockholders at which Flex Pharma’s stockholders will consider and vote on the proposals (1) to approve the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement, (2) to approve an amendment of Flex Pharma’s Certificate of Incorporation to effect a reverse stock split of Flex Pharma’s common stock to satisfy the listing requirements of the Nasdaq Global Market or the Nasdaq Capital Market, (3) approve an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.”, and (4) to consider and vote on an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve Proposals 1, 2 or 3.

If you are a Flex Pharma Stockholder:

Additional business and financial information about Flex Pharma can be found in documents previously filed by Flex Pharma with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). This information is available to you without charge on the SEC’s website. Flex Pharma’s stockholders will also be able to obtain the proxy statement/prospectus/information statement, free of charge, from Flex Pharma by requesting copies in writing using the following contact information:

FLEX PHARMA, INC.

Attn: Secretary

31 St. James Avenue, 6th Floor

Boston, MA 02116

Tel: (617) 874-1821

You may also request additional copies from Flex Pharma’s proxy solicitor using the following contact information:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free: (XXX) XXX-XXXX

To ensure timely delivery of these documents, any requests should be made no later than [●], 2019 to receive them before the special meeting.

See “Where You Can Find More Information” beginning on page     .

If you are a Salarius member:

If you have additional questions or would like to obtain an additional copy of the proxy statement/prospectus/information statement, free of charge, please contact:

SALARIUS PHARMACEUTICALS, LLC

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (Investors)

(212) 375-2664

jdrumm@tiberend.com

David Schemelia (Media)

(212) 375 6298

dschemelia@tiberend.com

Flex Pharma, Inc.

31 St. James Avenue, 6th Floor, BOSTON, MA 02116

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On [●], 2019

To the Stockholders of Flex Pharma, Inc.:

A special meeting of stockholders of Flex Pharma, Inc. (which we refer to as “Flex Pharma”) will be held at [●], local time, on [●], 2019, at [●], to consider and act upon the following matters:

1.

To approve the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Agreement and Plan of Merger (which we refer to as the “Merger Agreement”) dated January 3, 2019 by and among Flex Pharma, Inc., Falcon Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Flex Pharma (which we refer to as “Merger Sub”), and Salarius Pharmaceuticals, LLC, a Delaware limited liability company (which we refer to as “Salarius”) and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement.

2.

To approve an amendment of Flex Pharma’s Amended and Restated Certificate of Incorporation (which we refer to as the “Certificate of Incorporation”) to effect a reverse stock split of Flex Pharma’s common stock (which we refer to as the “reverse stock split”).

3.	To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.”

4.

To consider and vote on an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve Proposals 1, 2 or 3.

If Flex Pharma is to complete the merger with Salarius, stockholders must approve Proposals 1, 2 and 3. The approval of Proposal 4 is not a condition to the closing of the transactions contemplated by the Merger Agreement.

Stockholders also will consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

Flex Pharma’s common stock is the only type of security entitled to vote at the special meeting. The board of directors has fixed [●], 2019 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Flex Pharma’s common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Flex Pharma had [●] shares of common stock outstanding and entitled to vote at the special meeting. Each holder of record of shares of common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Flex Pharma’s common stock present in person or represented by proxy and entitled to vote on such matter at the special meeting is required for approval of Proposals 1 and 4. The affirmative vote of holders of a majority of the outstanding shares of Flex Pharma’s common stock as of the record date for the special meeting is required for approval of Proposals 2 and 3. Whether or not you plan to attend the special meeting in person, please submit your proxy promptly by telephone or via the internet in accordance with the instructions on the enclosed proxy card or complete, date, sign and promptly return the accompanying proxy card in the enclosed postage paid envelope to ensure that your shares will be represented and voted at the special meeting. If you date, sign and return your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Proposals 1 through 4. If you fail either to return your proxy card or to vote in person at the special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote against Proposals 2 and 3. If you attend the special meeting, you may, upon your written request, withdraw your proxy and vote in person. You may revoke your proxy (i) at any time before the polls close at the special meeting by sending a written notice to the Corporate Secretary of Flex Pharma, (ii) at any time before the polls close at the special meeting by providing a duly executed proxy card bearing a later date than the proxy being revoked, (iii) before [●] Eastern Time on [●] by submitting a proxy on a later date by telephone or via the internet (only your last telephone or internet proxy will be counted), or (iii) by attending the special meeting and voting in person.

By Order of the Board of Directors of Flex Pharma, Inc.

/s/ William McVicar

William McVicar

President, Chief Executive Officer and Director

[●], 2019

Boston, Massachusetts

FLEX PHARMA’S BOARD OF DIRECTORS (1) HAS DETERMINED THAT THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, FLEX PHARMA AND ITS STOCKHOLDERS, (2) HAS AUTHORIZED AND APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, (3) HAS DECLARED THAT THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE TO FLEX PHARMA AND ITS STOCKHOLDERS AND (4) RECOMMENDED THAT FLEX PHARMA’S STOCKHOLDER APPROVE THE PROPOSALS REFERRED TO ABOVE.

FLEX PHARMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FLEX PHARMA’S STOCKHOLDERS VOTE “FOR” EACH OF THE PROPOSALS REFERRED TO ABOVE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR FLEX PHARMA’S SPECIAL MEETING TO BE HELD ON [●], 2019

The accompanying proxy statement/prospectus/information statement is available at www.[●].com

i

Page
Proxies; Counting Your Vote	82
Appraisal Rights and Dissenters’ Rights	83
Solicitation of Proxies	83

MATTERS BEING SUBMITTED TO A VOTE OF FLEX PHARMA STOCKHOLDERS	84

Flex Pharma Proposal 1—To approve the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement	84
Flex Pharma Proposal 2—To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect a reverse stock split of its common stock	85
Flex Pharma Proposal 3—To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.”	92
Flex Pharma Proposal 4—To consider and vote on an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve Proposals 1, 2 or 3	94

THE WRITTEN CONSENT OF SALARIUS MEMBERS	95

THE MERGER	96

Historical Background of Flex Pharma	96
History of Flex Pharma’s Strategic Alternatives and Significant Corporate Events	98
Flex Pharma’s Reasons for the Merger; Recommendations of Flex Pharma’s board of directors	105
Recommendation of Flex Pharma’s board of directors	106
Salarius Reasons for the Merger	107
Opinion of Flex Pharma’s Financial Advisor	108
Interests of Flex Pharma’s Directors and Executive Officers in the Merger	115
Severance and Change in Control Provisions of Employment Arrangements	115
Retention Awards	116
Golden Parachute Compensation	116
Federal Securities Law Consequences; Resale Restrictions	117
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split and the Merger	117
Reverse Stock Split	119
Merger	119
Anticipated Accounting Treatment	119
Interests of Salarius’ Managers and Executive Officers in the Merger	119

THE MERGER AGREEMENT	120

Structure of the Merger	120
Completion and Effectiveness of the Merger	121
Merger Consideration	121
Fractional Shares	123
Procedures for Surrendering Salarius Certificates	123
Warrants to be Issued to Flex Pharma Stockholders	124
Listing of Flex Pharma Common Stock	125
Conditions to Completion of the Merger	126
Representations and Warranties	128
Definition of Material Adverse Effect	130
Conduct of Business Pending the Merger	131
Obligations to Recommend the Transaction	137
No Solicitation	140

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

Opinion on the Financial Statements	2
Basis for Opinion	2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	36

INDEX TO SALARIUS’ FINANCIAL STATEMENTS	55

SALARIUS’ FINANCIAL STATEMENTS	355

SALARIUS PHARMACEUTICALS, LLC NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2017 AND 2016	59

SALARIUS PHARMACEUTICALS, LLC NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS	75

PART II INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT	1

Item 20. Indemnification of Directors and Officers	1
Item 21. Exhibits and Financial Statement Schedules	1
Item 22. Undertakings	1

FLEX PHARMA, INC. EXHIBIT INDEX TO REGISTRATION STATEMENT ON FORM S-4 EXHIBIT INDEX	4

SIGNATURES	10

POWER OF ATTORNEY	10

APPENDIXES
Appendix A —	Amendment to the Amended and Restated Certificate of Incorporation of Flex Pharma, Inc. (regarding reverse stock split)	App A-1
Appendix B —	Amendment to the Amended and Restated Certificate of Incorporation of Flex Pharma, Inc. (regarding name change)	App B-1

v

References to “Flex Pharma” and “Salarius” in this proxy statement/prospectus/information statement refer to Flex Pharma, Inc. and Salarius Pharmaceuticals, LLC, respectively. References to the “combined company” refer to Flex Pharma and its wholly owned subsidiary, Salarius, after the merger. Except as otherwise noted, references to “we,” “us” or “our” refer to both Flex Pharma and Salarius. References to “Merger Sub” refer to Falcon Acquisition Sub, LLC, a newly formed, wholly owned subsidiary of Flex Pharma.

References to the “Merger Agreement” refer to that certain agreement and plan of merger dated as of January 3, 2019 among Flex Pharma, Merger Sub and Salarius, as amended from time to time. References to the “merger” refer to the merger of Merger Sub with and into Salarius, with Salarius surviving as the surviving entity and as a wholly owned subsidiary of Flex Pharma as contemplated under the Merger Agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except as specifically indicated, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the reverse stock split described in Proposal 2.

The following section provides answers to frequently asked questions about the special meeting of stockholders and the merger. This section, however, only provides summary information. These questions and answers may not address all issues that may be important to you as a stockholder or member. For a more complete response to these questions and for additional information, please refer to the cross-referenced pages below. You should carefully read this entire proxy statement/prospectus/information statement, including each of the annexes.

Q: What is the merger?

A: Flex Pharma, Merger Sub and Salarius have entered into a Merger Agreement that contains the terms and conditions of the proposed business combination of Flex Pharma and Salarius. Under the Merger Agreement, Flex Pharma will acquire all of the outstanding memberships units of Salarius. This transaction is referred to as the merger.

Immediately prior to the effective time of the merger, each Salarius common unit, Salarius Series A preferred unit and Salarius profits interest common unit will be converted into the right to receive a number of shares of Flex Pharma common stock determined as follows:

•	each Salarius common unit will be converted into a number of Flex Pharma common stock equal to an exchange ratio, which we refer to as the Exchange Ratio;

•

each Salarius Series A preferred unit will be converted into (x) a number of shares of Flex Pharma common stock equal to $1,089.00 divided by the quotient of (i) $36,600,000 (which we refer to as the “Salarius Merger Date Equity Value”), divided by (ii) the product determined by multiplying (a) the quotient determined by dividing the total number of shares of Flex Pharma common stock outstanding immediately prior to the effective time of the merger by 19.9% by (b) 80.1% (such product which we refer to as “Salarius Merger Shares”) ((i) divided by (ii), which we refer to as the “Flex Pharma Stock Per Share Value”), plus (y) a number of shares of Flex Pharma common stock equal to the Exchange Ratio (as defined below); and

•

each Salarius profits interest common unit will be converted into a number of shares of Flex Pharma common stock equal to the quotient of (a) the dollar amount determined individually for each Salarius profits interest common unit based on the agreed upon calculation methodology between Flex Pharma and Salarius (which we refer to as the “Merger Date Profits Interest Unit Net Value”) with respect to such Salarius profits interest common unit, divided by (b) the Flex Pharma Stock Per Share Value.

Flex Pharma stockholders will continue to own and hold their existing shares of Flex Pharma common stock.

Immediately following the effective time of the merger, Salarius’ current members will own approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush) and Flex Pharma’s current stockholders will own approximately 19.9% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush). For purposes of calculating the conversion ratios of membership units of Salarius, the number of outstanding shares of Flex Pharma’s common stock immediately before the merger takes into account the dilutive effect of approximately 849,610 shares of Flex Pharma’s common stock underlying options outstanding as of January 3, 2019 that have an exercise price less than or equal to $1.35 per share of Flex Pharma’s common stock. Approximately 1,447,426 shares of Flex Pharma’s common stock underlie options outstanding as of January 3, 2019 that have an exercise price greater than $1.35 per share of Flex Pharma’s common stock.

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its current stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a warrant to purchase shares of Flex Pharma’s common stock (which we refer to as a “Warrant”) six months and one day following the closing date of the merger. The Warrants will have an exercise price per share of Flex Pharma’s common stock equal to the fair market value of a share of Flex Pharma’s common stock on the closing date of the merger (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Flex Pharma’s common stock). The Warrants will be exercisable, in the aggregate, with respect to that number of share of Flex Pharma’s common stock equal to the Warrant Aggregate Value (as defined in the Merger Agreement) divided by the value (determined using the Black-Scholes-Merton option pricing formula) of a warrant to purchase a share of Flex Pharma’s common stock on the closing date of the merger. The Warrant Aggregate Value generally represents the difference between (i) Flex Pharma’s value and (ii) the value of Flex Pharma’s common stock that Flex Pharma’s current stockholders will have in the combined company. Accordingly, the Warrant Aggregate Value will be based in part on Flex Pharma’s net cash balance at the time of closing of the merger and adjusted for the amount of additional financing consummated by Salarius at or before the closing of the merger, as further described in the Merger Agreement.

For a more complete description of the merger, please see the section entitled “The Merger Agreement” beginning on page 120 of this proxy statement/prospectus/information statement.

The calculation of the Exchange Ratio and the number of shares of Flex Pharma common stock to which each Salarius member is entitled is complex. Please see the section entitled “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement for more information.

Q: What will happen to Flex Pharma if, for any reason, the merger with Salarius does not close?

A: Flex Pharma has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed merger with Salarius. In the event the merger does not close, Flex Pharma will have a limited ability to continue its current operations without obtaining additional financing. Although Flex Pharma’s board of directors may elect to, among other things, attempt to complete another strategic transaction if the merger with Salarius does not close, Flex Pharma’s board of directors would likely vote to divest all or a portion of Flex Pharma’s business or take steps necessary to liquidate or dissolve Flex Pharma’s business and assets if a viable alternative strategic transaction is not available.

Q: Why are the two companies proposing to merge?

A: Following the merger, Flex Pharma and Salarius believe that the merger will result in a clinical-stage oncology company targeting the epigenetic causes of cancers for patients that need them most. Flex Pharma and Salarius believe that the combined company will have the following potential advantages: (i) a differentiated, clinical-stage clinical product development pipeline that addresses significant unmet needs in oncology; (ii) appropriate resources; (iii) an experienced management team; and (iv) the potential to access additional sources of capital.

Flex Pharma’s board of directors considered a number of factors that supported its decision to approve the Merger Agreement. In the course of its deliberations, Flex Pharma’s board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement.

For a more complete discussion of Flex Pharma’s reasons for the merger, please see the section entitled “The Merger—Flex Pharma’s Reasons for the Merger; Recommendations of the Flex Pharma Board of Directors” beginning on page 105 of this proxy statement/prospectus/information statement.

Q: What is required to consummate the merger?

A: To consummate the merger, among other things, Flex Pharma’s stockholders must approve (1) the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules, (2) an amendment of Flex Pharma’s Certificate of Incorporation to effect a reverse stock split of Flex Pharma’s common stock, and (3) an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.” The affirmative vote of the holders of a majority of the shares of Flex Pharma’s common stock present in person or represented by proxy and entitled to vote on such matter at the special meeting is required for approval of Proposals 1 and 4. The affirmative vote of holders of a majority of the outstanding shares of Flex Pharma’s common stock as of the record date for the special meeting is required for approval of Proposals 2 and 3.

The adoption of the Merger Agreement and the approval of the merger and related transactions by the members of Salarius require the affirmative votes of the holders of a majority of Salarius common units, Salarius Series A preferred units and Salarius profits interest common units, voting together as a single class.

In addition to obtaining the stockholder and member approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived in order to consummate the merger.

For a more complete description of the closing conditions under the Merger Agreement, please see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 126 of this proxy statement/prospectus/information statement.

Q: Are there any federal or state regulatory requirements that must be complied with or federal or state regulatory approvals or clearances that must be obtained in connection with the merger?

A: Neither Flex Pharma nor Salarius is required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, Flex Pharma must comply with applicable federal and state securities laws and Nasdaq rules and regulations in connection with the issuance of shares of Flex Pharma’s common stock in the merger, including the filing with the Securities and Exchange Commission (which we refer to as the “SEC”) of this proxy statement/prospectus/information statement and the required stockholder approval for the resulting “change of control” of Flex Pharma under Nasdaq rules. Prior to consummation of the merger, Flex Pharma intends to file an initial listing application with the Nasdaq Global Market or Nasdaq Capital Market pursuant to Nasdaq’s “reverse merger” rules and to effect the initial listing of Flex Pharma’s common stock issuable in connection with the merger.

Q: What will Salarius’ members receive in the merger?

A: Subject to the terms of the Merger Agreement, on a pro forma basis, based upon the number of shares of Flex Pharma common stock to be issued in the merger, (i) Flex Pharma’s current stockholders will own approximately 19.9% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush) and Salarius’ current members will own approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush). Please also see the answer to the above question “What is the merger?”

For a more complete discussion of the conversion ratio at the effective time of the merger, please see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 121 of this proxy statement/prospectus/information statement.

Q: Who will be the directors of Flex Pharma following the Merger?

A: Immediately following the merger, the combined company is expected to have a seven member board of directors, six of whom will be designated by Salarius and one of whom will be designated by Flex Pharma. Flex Pharma expects the board of directors to be comprised of: Jonathan P. Northrup, Paul Lammers, David J. Arthur, Tess Burleson, Arnold C. Hanish, Bruce J. McCreedy and William K. McVicar.

Q: Who will be the executive officers of Flex Pharma immediately following the Merger?

A: Immediately following the merger, the executive management team of Flex Pharma is expected to be composed solely of the members of the Salarius executive management team prior to the merger, as set forth below:

Name	Position with the Combined Company
David J. Arthur	Chief Executive Officer
Scott Jordan	Chief Financial Officer

Q: What are the material federal income tax consequences of the merger?

A: The receipt of Flex Pharma common stock and cash in lieu of fractional shares, if any, in exchange for Salarius common units, Salarius Series A preferred units and Salarius profits interest common units (collectively referred to as the “Units”) pursuant to the Merger Agreement is generally intended to qualify as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) for U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences of the Merger, the Reverse Stock Split and the Warrants”) for U.S. federal income tax purposes. It is intended that a U.S. holder generally will not recognize gain or loss on the receipt of Flex Pharma common stock in exchange for the Units (although such U.S. holder may recognize gain with respect to any cash received in lieu of fractional shares). Flex Pharma’s stockholders will not sell, exchange or dispose of any shares of Flex Pharma’s common stock as a result of the merger. Thus, there will be no material U.S. federal income tax consequences to Flex Pharma’s stockholders as a result of the merger.

The dividend or distribution of rights and issuance of Warrants to Flex Pharma’s stockholders is intended to constitute a distribution of stock under Section 305(a) of the Code. Thus, there should not be any material U.S. federal income tax consequences to Flex Pharma’s stockholders as a result of the distribution.

For a more complete description of the tax consequences of the merger, please see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split and the Merger” beginning on page 117 of this proxy statement/prospectus/information statement.

Q: Why is Flex Pharma seeking stockholder approval to issue shares of common stock to existing members of Salarius in the merger?

A: Because Flex Pharma’s common stock is listed on the Nasdaq Global Market or the Nasdaq Capital Market, Flex Pharma is subject to the Nasdaq Listing Rules. Rule 5635(a) of Nasdaq Listing Rules requires stockholder approval with respect to issuances of Flex Pharma’s common stock, among other instances, when the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Flex Pharma’s common stock before the issuance. Rule 5635(b) of the Nasdaq Listing Rules also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

In the case of the merger, Flex Pharma will be issuing approximately 76,151,698 shares of its common stock, and the common stock to be issued pursuant to the Merger Agreement will represent greater than 20% of its voting stock. Accordingly, Flex Pharma is seeking stockholder of approval of this issuance under Nasdaq Listing Rules.

Q: What is the reverse stock split and why is it necessary?

A: Prior to the effective time of the merger, the outstanding shares of Flex Pharma’s common stock will be combined into a lesser number of shares to be determined by Flex Pharma’s board of directors. Flex Pharma’s board of directors believes that a reverse stock split may be desirable for a number of reasons. Flex Pharma’s common stock is currently, and is expected to be following the completion of the merger, listed on the Nasdaq Global Market or the Nasdaq Capital Market. According to applicable Nasdaq rules, in order for Flex Pharma’s common stock to continue to be listed on the Nasdaq Global Market or the Nasdaq Capital Market, Flex Pharma must satisfy certain requirements established by such market. Flex Pharma’s board of directors expects that a reverse stock split of Flex Pharma’s common stock will increase the market price of Flex Pharma’s common stock so that Flex Pharma is able to maintain compliance with the relevant Nasdaq listing requirements for the foreseeable future.

Q: Why am I receiving this proxy statement/prospectus/information statement?

A: You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder or member of Flex Pharma or Salarius, as applicable, as of the applicable record date, and thus you are entitled to either vote at Flex Pharma’s special meeting or sign and return the Salarius written consent to adopt and approve the matters set forth in the written consent. This document serves as:

•	a proxy statement of Flex Pharma used to solicit proxies for its special meeting of stockholders to vote on the matters set forth above;

•

a prospectus of Flex Pharma used to offer shares of Flex Pharma common stock in exchange for Salarius common unit, Salarius Series A preferred unit and Salarius profits interest common unit in the merger; and

•	an information statement of Salarius used to solicit the written consent of its members for approval of matters relating to the merger.

This document contains important information about the merger and the special meeting of Flex Pharma, and you should read it carefully.

Q: How does Flex Pharma’s board of directors recommend that Flex Pharma’s stockholders vote?

A: After careful consideration, Flex Pharma’s board of directors unanimously recommends that Flex Pharma’s stockholders vote:

FOR Proposal 1 to approve the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement;

FOR Proposal 2 to approve an amendment of Flex Pharma’s Certificate of Incorporation to effect a reverse stock split of Flex Pharma’s common stock;

FOR Proposal 3 to approve an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.”; and

FOR Proposal 4 to approve an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve Proposals 1, 2 or 3.

Q: As a Salarius member, how does Salarius’ board of managers recommend that I vote?

A: After careful consideration, Salarius’ board of managers recommends that Salarius members execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the merger and the transactions contemplated thereby.

Q: What risks should I consider in deciding whether to vote in favor of the merger or to return the written consent, as applicable?

A: You should carefully read the section of this proxy statement/prospectus/information statement entitled “Risk Factors” beginning on page 21, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, risks and uncertainties to which Flex Pharma, as an independent company, is subject and risks and uncertainties to which Salarius, as an independent company, is subject.

Q: When do you expect the merger to be consummated?

A: Flex Pharma and Salarius anticipate that the consummation of the merger will occur in the first half of 2019 as promptly as practicable after the special meeting to be held on [●], 2019 and following satisfaction or waiver of all closing conditions. However, the exact timing of the consummation of the merger is not yet known. For a more complete description of the closing conditions under the Merger Agreement, please see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 126 of this proxy statement/prospectus/information statement.

Q: How will the reverse stock split and the merger affect stock options to acquire Flex Pharma’s common stock and Flex Pharma’s stock option plans?

A: As of the effective time of the reverse stock split, Flex Pharma will adjust and proportionately decrease the number of shares of Flex Pharma’s common stock reserved for issuance upon exercise of, and adjust and proportionately increase the exercise price of, all stock options to acquire Flex Pharma’s common stock. All stock options to acquire shares of Flex Pharma’s common stock that are outstanding immediately prior to the effective time of the merger will remain outstanding following the effective time of the merger. In addition, as of the effective time of the reverse stock split, Flex Pharma will adjust and proportionately decrease the total number of shares of Flex Pharma’s common stock that may be the subject of future grants under Flex Pharma’s stock option plans.

Q: What do I need to do now?

A: You are urged to read this proxy statement/prospectus/information statement carefully, including each of the annexes, and to consider how the merger affects you. If you are a Flex Pharma stockholder and if your shares are registered directly in your name, you may submit your proxy promptly by telephone or via the internet in accordance with the instructions on the enclosed proxy card or complete, date and sign the enclosed proxy card and return it by mail in the enclosed postage-paid envelope. Alternatively, you can deliver your completed proxy card in person or vote by completing a ballot in person at the special meeting. If you are a Flex Pharma stockholder and if you hold your shares in “street name” please see the instructions included below.

If you are a member of Salarius, you may execute and return your written consent to Salarius in accordance with the instructions provided.

Q: If my Flex Pharma shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Broker non-votes occur when a beneficial owner of shares held in “street name” does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed

“non-discretionary.” Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be “discretionary,” but may not vote the shares with respect to “non-discretionary” matters. Your broker will not be able to vote your shares of Flex Pharma’s common stock without specific instructions from you for “non-discretionary” matters. You should instruct your broker to vote your shares, following the procedures provided by your broker. Under rules applicable to broker-dealers, Proposals 1, 2, 3 and 4 are considered a non-discretionary matter.

Q: How many Flex Pharma shares must be represented to have a quorum and hold the special meeting?

A: A quorum of Flex Pharma’s stockholders is necessary to hold a valid meeting. A quorum will be present if Flex Pharma stockholders of record holding at least a majority of Flex Pharma’s outstanding common stock entitled to vote at the special meeting are present in person or represented by proxy.

Q: What happens if I do not return a proxy card or otherwise provide proxy instructions?

A: The failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting against Proposals 2 and 3, and your shares will not be counted for purposes of determining whether a quorum is present at the special meeting.

Q: May I vote in person at the special meeting of Flex Pharma stockholders?

A: If you are a stockholder of Flex Pharma and your shares of Flex Pharma’s common stock are registered directly in your name with Flex Pharma’s transfer agent, you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you by Flex Pharma. If you are a Flex Pharma stockholder of record, you may attend the special meeting to be held on [●], 2019 and vote your shares in person, rather than signing and returning your proxy.

If your shares of Flex Pharma’s common stock are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the special meeting unless you obtain a proxy from your broker issued in your name giving you the right to vote the shares at the special meeting.

Q: When and where is the special meeting of Flex Pharma stockholders being held?

A: The special meeting of Flex Pharma stockholders will be held at [●], at [●], local time, on [●], 2019. Subject to space availability, all Flex Pharma stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis.

Q: May I change my vote after I have submitted a proxy by telephone or via the internet or mailed my signed proxy card?

A: Any Flex Pharma stockholder of record voting by proxy, other than those Flex Pharma stockholders who have executed a voting agreement and irrevocable proxy, has the right to revoke the proxy (i) at any time before the polls close at the special meeting by sending a written notice stating that he, she or it would like to revoke his, her or its proxy to the Corporate Secretary of Flex Pharma, (ii) at any time before the polls close at the special meeting by providing a duly executed proxy card bearing a later date than the proxy being revoked, (iii) before [●] Eastern Time on [●] by submitting a proxy on a later date by telephone or via the internet (only your last telephone or internet proxy will be counted) or (iv) by attending the special meeting and voting in person. Attendance alone at the special meeting will not revoke a proxy. If a stockholder of Flex Pharma has instructed a broker to vote its shares of Flex Pharma’s common stock that are held in “street name,” the stockholder must follow directions received from its broker to change those instructions.

Q: Who will count the vote at the special meeting of Flex Pharma stockholders?

A: Votes will be counted by the inspector of elections appointed for the special meeting, who will separately count “FOR” and “AGAINST” votes and abstentions.

Q: Should Flex Pharma’s stockholders send in their stock certificates now?

A: No. After the merger is consummated, Flex Pharma’s stockholders will receive written instructions, as applicable, from Flex Pharma’s transfer agent for exchanging their certificates representing shares of Flex Pharma’s common stock for new certificates giving effect to the reverse stock split.

Q: Am I entitled to appraisal rights?

A: Neither Flex Pharma’s stockholders nor Salarius’ members are entitled to appraisal rights in connection with the merger or any of the proposals to be voted on at the special meeting.

Q: Who is paying for this proxy solicitation?

A: Flex Pharma will bear the cost of soliciting proxies, including the printing, mailing and filing of this proxy statement/prospectus/information statement, the proxy card and any additional information furnished to Flex Pharma’s stockholders. You will need to obtain your own internet access if you choose to access the proxy materials and/or vote over the internet. Flex Pharma and Salarius may use the services of its directors, officers and other employees to solicit proxies from Flex Pharma’s stockholders without additional compensation. In addition, Flex Pharma has engaged Innisfree M&A Incorporated, a proxy solicitation firm, to solicit proxies from Flex Pharma’s stockholders for a fee of $25,000 plus costs associated with solicitation campaigns. Flex Pharma will also reimburse Innisfree M&A Incorporated for reasonable out-of-pocket expenses. Arrangements will also be made with banks, brokers, nominees, custodians and fiduciaries who are record holders of Flex Pharma’s common stock for the forwarding of solicitation materials to the beneficial owners of Flex Pharma’s common stock. Flex Pharma will reimburse these banks, brokers, nominees, custodians and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q: Who can provide me with additional information and help answer my questions?

A: If you are a Flex Pharma stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger and the other proposals being considered at the special meeting, including the procedures for voting your shares, you should contact Innisfree M&A Incorporated, Flex Pharma’s proxy solicitor, by telephone at [(XXX) XXX-XXXX].

If you are a member of Salarius and would like additional copies of this proxy statement/prospectus/information statement without charge or if you have questions about the merger, including the procedures for voting your units, you should contact:

Salarius Pharmaceuticals, LLC

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (Investors)

(212) 375-2664

jdrumm@tiberend.com

David Schemelia (Media)

(212) 375 6298

dschemelia@tiberend.com

SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the other proposals being considered at the Flex Pharma special meeting and the actions that are the subject of the Salarius member consent, you should read this entire proxy statement/prospectus/information statement carefully, including the materials attached as annexes, as well as other documents referred to or incorporated by reference herein. See “Where You Can Find More Information” beginning on page 281 of this proxy statement/prospectus/information statement. Page references are included in parentheses to direct you to a more detailed description of the topics presented in this summary.

The Companies

Flex Pharma, Inc.

31 St. James Avenue, 6th Floor

Boston, MA 02116

(617) 874-1821

Flex Pharma is biotechnology company that was focused on developing innovative and proprietary treatments for muscle cramps, spasms and spasticity associated with severe neurological conditions. In June 2018, the Company announced that it was ending its ongoing Phase 2 clinical trials of FLX-787 in patients with motor neuron disease (which we refer to as “MND”), primarily with amyotrophic lateral sclerosis (which we refer to as “ALS”), and in patients with Charcot-Marie-Tooth disease (which we refer to as “CMT”), due to oral tolerability concerns observed in both studies. Additionally, in June 2018, Flex Pharma announced a restructuring plan to reduce its cost structure in order to preserve liquidity. In connection with the restructuring plan, the Company reduced its workforce by approximately 60%. Flex Pharma continues to operate its consumer business, which sells HOTSHOT®, Flex Pharma’s consumer product launched in 2016 to prevent and treat exercise-associated muscle cramps.

Salarius Pharmaceuticals, LLC

2450 Holcombe Blvd

Suite J-608

Houston, TX 77021

346-772-0346

Salarius is a clinical-stage oncology company targeting the epigenetic causes of cancers and is developing treatments for patients that need them the most. The company’s lead candidate, Seclidemstat, is currently in clinical development for treating Ewing sarcoma, for which it has Orphan Drug designation and Pediatric Rare Disease Designation by the U.S. Food and Drug Administration. Salarius believes that Seclidemstat is the only reversible inhibitor of the epigenetic modulator LSD1 currently in human trials, and that it could have potential for improved safety and efficacy compared to other LSD1-targeted therapies. Salarius is also developing Seclidemstat for a number of cancers with high unmet need and expects to commence additional clinical studies in 2019 targeting advanced solid tumors, including prostate, breast and ovarian cancers.

The Combined Company

At the effective time of the merger, the current stockholders of Flex Pharma and current members of Salarius are expected to own approximately 19.9% and 80.1% of the combined company, respectively (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush). For purposes of calculating the conversion ratios of membership units of Salarius, the number of outstanding shares of Flex Pharma’s common stock immediately before the merger takes into account the dilutive effect of approximately 849,610 shares of Flex Pharma’s common stock underlying options outstanding as of January 3, 2019 that have an exercise price less than or equal to $1.35 per share of Flex Pharma’s common stock. Approximately 1,447,426 shares of Flex Pharma’s common stock underlie options outstanding as of January 3, 2019 that have an exercise price greater than $1.35 per share of Flex Pharma’s common stock.

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its current stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a Warrant six months and one day following the closing date of the merger. The Warrants will have an exercise price per share of Flex Pharma’s common stock equal to the fair market value of a share of Flex Pharma’s common stock on the closing date of the merger (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Flex Pharma’s common stock). The Warrants will be exercisable, in the aggregate, with respect to that number of share of Flex Pharma’s common stock equal to the Warrant Aggregate Value (as defined in the Merger Agreement) divided by the value (determined using the Black-Scholes-Merton option pricing formula) of a warrant to purchase a share of Flex Pharma’s common stock on the closing date of the merger. The Warrant Aggregate Value generally represents the difference between (i) Flex Pharma’s value and (ii) the value of Flex Pharma’s common stock that Flex Pharma’s current stockholders will have in the combined company. Accordingly, the Warrant Aggregate Value will be based in part on Flex Pharma’s net cash balance at the time of closing of the merger and adjusted for the amount of Series A financing consummated by Salarius at or before the closing of the merger, as further described in the Merger Agreement.

The principal executive office of the combined company is expected to be located in Houston, Texas.

Summary of the Merger

Upon the terms and subject to the conditions of the Merger Agreement, Flex Pharma will acquire all of the outstanding membership units of Salarius. Immediately prior to the effective time of the merger, each Salarius common unit, Salarius Series A preferred unit and Salarius profits interest common unit will be converted into the right to receive a number of shares of Flex Pharma common stock determined as follows:

•	each Salarius common unit will be converted into a number of Flex Pharma common stock equal to the Exchange Ratio;

•

each Salarius Series A preferred unit will be converted into (x) a number of shares of Flex Pharma common stock equal to $1,089.00 divided by the quotient of (i) $36,600,000 (which we refer to as the “Salarius Merger Date Equity Value”), divided by (ii) the product determined by multiplying (a) the quotient determined by dividing the total number of shares of Flex Pharma common stock outstanding immediately prior to the effective time of the merger by 19.9% by (b) 80.1% (such product which we refer to as “Salarius Merger Shares”) ((i) divided by (ii), which we refer to as the “Flex Pharma Stock Per Share Value”), plus (y) a number of shares of Flex Pharma common stock equal to the Exchange Ratio (as defined below); and

•

each Salarius profits interest common unit will be converted into a number of shares of Flex Pharma common stock equal to the quotient of (a) the dollar amount determined individually for each Salarius profits interest common unit based on the agreed upon calculation methodology between Flex Pharma and Salarius (which we refer to as the “Merger Date Profits Interest Unit Net Value”) with respect to such Salarius profits interest common unit, divided by (b) the Flex Pharma Stock Per Share Value.

The calculation of the Exchange Ratio and the number of shares of Flex Pharma common stock to which each Salarius member is entitled is complex. Please see the section entitled “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement for more information.

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval of the stockholders of Flex Pharma and the approval of the members of Salarius. Flex Pharma and Salarius are working to complete the merger as quickly as practicable, however, Flex Pharma and Salarius cannot predict the exact timing of the completion of the merger because it is subject to various conditions.

Following the merger, assuming that Flex Pharma receives the required stockholder approval of Flex Pharma Proposal 3, Flex Pharma will change its name to “Salarius Pharmaceuticals, Inc.” which we refer to as “New Salarius” or the “combined company.”

Reasons for the Merger (see page 105)

In the course of its evaluation of the merger and the Merger Agreement, Flex Pharma’s board of directors considered a number of factors, including, among others, the following factors:

•

information concerning Flex Pharma’s business, financial performance, financial condition, results of operation, business and strategic objectives, as well as the risks of accomplishing those objectives;

•

the possible alternatives to the merger, the range of possible benefits and risks to the Flex Pharma stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives and Flex Pharma’s board of directors’ assessment that the merger presented a superior opportunity to such alternatives for Flex Pharma stockholders;

•	Flex Pharma’s board of directors’ view of the valuation of the potential merger candidates;

•	the ability of Flex Pharma’s stockholders to participate in the future growth potential of the combined company following the merger;

•	the results of discussions with third parties relating to a possible business combination or similar transaction with Flex Pharma;

•

the process undertaken by Flex Pharma’s board of directors in connection with pursuing a strategic transaction and the terms and conditions of the proposed merger, in each case in light of the current market dynamics;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Flex Pharma’s common stock;

•

the potential for obtaining a superior offer from an alternative purchaser in light of the other potential strategic buyers previously identified and contacted by or on behalf of Flex Pharma and the risk of losing the proposed transaction with Salarius;

•	the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties;

•	the financial analysis presented by Wedbush to Flex Pharma’s board of directors on January 3, 2019 and Wedbush’s opinion, dated January 3, 2019, to Flex Pharma’s board of directors;

•	the likelihood that the merger would be consummated; and

•	the Merger Agreement, subject to the limitations and requirements contained in the Merger Agreement, provides Flex Pharma’s board of directors with flexibility to furnish information to and conduct negotiations with third parties in certain circumstances and, upon payment to Salarius of a termination fee of $350,000 (which Flex Pharma’s board of directors believes is reasonable under the circumstances) to terminate the Merger Agreement, to accept a superior proposal.

In the course of its deliberations, Flex Pharma’s board of directors also considered, among other things, the following negative factors:

•	the possibility that the merger will not be consummated and the potential negative effect of the public announcement of the merger on Flex Pharma’s business and stock price;

•	the challenges inherent in the combination of the two divergent businesses of the size and scope of Flex Pharma and Salarius;

•

certain provisions of the Merger Agreement that could have the effect of discouraging competing proposals involving Flex Pharma, including the restrictions on Flex Pharma’s ability to solicit proposals for competing transactions involving Flex Pharma and that under certain circumstances Flex Pharma may be required to pay to Salarius termination fee of $350,000;

•	the substantial fees and expenses associated with completing the merger; and

•

the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on Flex Pharma as a standalone company because of such failure or delay, and that a more limited range of alternative strategic transactions may be available to Flex Pharma in such an event.

Flex Pharma’s board of directors did not find it practicable to and did not quantify or attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the Merger Agreement are advisable and in best interests of Flex Pharma and its stockholders. In addition, Flex Pharma’s board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of Flex Pharma’s board of directors, but rather Flex Pharma’s board of directors conducted an overall analysis of the factors described above.

Opinion of Flex Pharma’s Financial Advisor (see page 108)

In connection with the merger, Flex Pharma’s financial advisor, Wedbush Securities, Inc., which we refer to as Wedbush, delivered its opinion to the board of directors of Flex Pharma that, as of January 3, 2019, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its opinion, the Exchange Ratio provided for in the Merger Agreement was fair, from a financial point of view, to Flex Pharma.

The full text of Wedbush’s written opinion, dated January 3, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Wedbush in connection with such opinion, is attached hereto as Annex F and is incorporated by reference herein. Wedbush’s opinion does not address Flex Pharma’s underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may have been available to Flex Pharma. Wedbush’s opinion was not intended to be and does not constitute a recommendation to any holder of Flex Pharma common stock as to how such holder should vote or otherwise act with respect to the merger or any other matter. Wedbush’s opinion does not in any manner address the price at which Flex Pharma common stock will trade at any time. In addition, Wedbush expressed no opinion as to the fairness of the transaction to the holders of any class of securities, creditors or other constituencies of Flex Pharma. Wedbush provided its opinion for the information and assistance of the board of directors of Flex Pharma in connection with, and for the purposes of its evaluation of, the merger.

Overview of the Merger Agreement

Merger Consideration (see page 121)

Immediately prior to the effective time of the merger, each Salarius common unit, Salarius Series A preferred unit and Salarius profits interest common unit will be converted into the right to receive a number of shares of Flex Pharma common stock determined as follows:

•	each Salarius common unit will be converted into a number of Flex Pharma common stock equal to the Exchange Ratio;

•

each Salarius Series A preferred unit will be converted into (x) a number of shares of Flex Pharma common stock equal to $1,089.00 divided by the quotient of (i) $36,600,000 (which we refer to as the “Salarius Merger Date Equity Value”), divided by (ii) the product determined by multiplying (a) the quotient determined by dividing the total number of shares of Flex Pharma common stock outstanding immediately prior to the effective time of the merger by 19.9% by (b) 80.1% (such product which we refer to as “Salarius Merger Shares”) ((i) divided by (ii), which we refer to as the “Flex Pharma Stock Per Share Value”), plus (y) a number of shares of Flex Pharma common stock equal to the Exchange Ratio (as defined below); and

•

each Salarius profits interest common unit will be converted into a number of shares of Flex Pharma common stock equal to the quotient of (a) the dollar amount determined individually for each Salarius profits interest common unit based on the agreed upon calculation methodology between Flex Pharma and Salarius (which we refer to as the “Merger Date Profits Interest Unit Net Value”) with respect to such Salarius profits interest common unit, divided by (b) the Flex Pharma Stock Per Share Value.

No fractional shares of Flex Pharma common stock will be issuable pursuant to the merger to Salarius’ members. Instead, each Salarius member who would otherwise be entitled to receive a fraction of a share of Flex Pharma common stock will be paid in cash.

Conditions to Completion of the Merger (see page 126)

Consummation of the merger is subject to a number of conditions (subject to certain exceptions in the Merger Agreement), including, among others, the following:

•	effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and no stop orders or proceedings;

•

there must not have been issued a temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger and there shall not be any legal requirement which has the effect of making the consummation of the merger illegal;

•	obtaining requisite Salarius member and Flex Pharma stockholder approvals;

•

expiration or termination of applicable waiting periods under the Heart-Scott-Rodino Antitrust Improvements Act of 1976 (which we refer to as the “HSR Act”) and foreign legal requirements relating to antitrust or competition matters;

•

all representations and warranties in the Merger Agreement must be true and correct, except in each case where the failure of to be true and correct has not had, and would not reasonably be expected to have, a material adverse effect on the party making the representations and warranties;

•

the absence of a material adverse effect on the other party since the date of the Merger Agreement (see the section entitled “The Merger Agreement—Definition of Material Adverse Effect” for the definition of material adverse effect);

•	the Nasdaq listing application must have been approved; and

•

receipt of all required consents, performance or compliance with in all material respects all covenants and obligations on or before the closing of the merger and delivery of certain certificates and other documents required under the Merger Agreement for the closing of the merger.

No Solicitation (see page 140)

Each of Salarius and Flex Pharma agreed that, subject to specified exceptions in the Merger Agreement, Salarius and Flex Pharma will not, nor will either of them authorize or permit any of their subsidiaries or any representatives of their subsidiaries to, directly or indirectly:

•	initiate, solicit, facilitate or encourage any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, an acquisition proposal;

•

enter into or participate in any discussions or negotiations regarding any acquisition proposal, or furnish any information to any person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an acquisition approval; or

•	enter into any letter of intent or similar document or contract relating to an acquisition proposal, or approve, endorse or recommend any acquisition proposal.

Termination of the Merger Agreement and Termination Fees (see page 147)

Either Flex Pharma or Salarius can terminate the Merger Agreement under specified circumstances, which would prevent the merger from being consummated. The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Salarius may be required to pay Flex Pharma a termination fee of $1,000,000 or $350,000, and/or up to $200,000 in expense reimbursements, or Flex Pharma may be required to pay Salarius a termination fee of $350,000 and/or up to $200,000 in expense reimbursements.

Nasdaq Listing (see page 125)

Pursuant to the Merger Agreement, Flex Pharma agreed to use its commercially reasonable efforts to cause the shares of Flex Pharma common stock being issued in the merger to be approved for listing on Nasdaq Global Market of Nasdaq Capital Market at or prior to the effective time of the merger.

Voting Agreements (see page 155)

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Flex Pharma (solely in their respective capacities as stockholders of Flex Pharma), owning in the aggregate approximately 0.5% of Flex Pharma’s outstanding common stock and 9.5% of Flex Pharma’s fully-diluted common stock (including common stock which may be issued upon exercise of options), and certain executive officers and managers of Salarius (solely in their respective capacities as Salarius members), owning in the aggregate approximately 35% of Salarius’ outstanding membership units, entered into voting agreements with Flex Pharma and Salarius. The voting agreements provide, among other things, that the parties to the voting agreements will vote their shares of Flex Pharma’s common stock and membership units of Salarius (i) in favor of the transactions contemplated by the Merger Agreement and grant a proxy to vote such shares or membership units in favor of the transactions and (ii) against any competing acquisition proposals. In addition, the voting agreements place restrictions on the transfer of the shares of Flex Pharma common stock and Salarius’ membership units held by the respective signatory stockholders or members.

Lock-up Agreements (see page 156)

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Flex Pharma (solely in their respective capacities as stockholders of Flex Pharma), owning in the aggregate approximately 0.5% of Flex Pharma’s outstanding common stock and 9.5% of Flex Pharma’s fully-diluted common stock (including common stock which may be issued upon exercise of options), and certain executive officers and managers of Salarius (solely in their respective capacities as Salarius members), owning in the aggregate approximately 35% of Salarius’ outstanding membership units, entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in similar transactions with respect to, shares of Flex Pharma’s common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, from the closing of the merger until 90 days from the closing date of the merger.

Management Following the Merger (see page 249)

At the effective time of the merger, the executive management team of the combined company is expected to include the following individuals:

Name	Position with the Combined Company
David J. Arthur	Chief Executive Officer
Scott Jordan	Chief Financial Officer

The Board of Directors Following the Merger (see page 252)

At the effective time of the merger, the combined company is expected to have a seven member board of directors, six of whom will be designated by Salarius and one of whom will be designated by Flex Pharma. Flex Pharma expects the board of directors to be comprised of Jonathan P. Northrup, Paul Lammers, David J. Arthur, Tess Burleson, Arnold C. Hanish, Bruce J. McCreedy and William K. McVicar.

Interests of Certain Directors, Managers and Executive Officers in the Merger (see pages 115 and 119)

•

Flex Pharma’s directors and executive officers, and Salarius’ managers and executive officers have economic interests in the merger that are different from, or in addition to, those of Flex Pharma’s stockholders or Salarius’ members generally. These interests include:

•

Each of Flex Pharma’s and Salarius’ executive officers are parties to employment agreements or arrangements that provide for severance benefits, including accelerated vesting of outstanding equity awards, in the event of certain qualifying terminations of employment following the merger;

•	Flex Pharma’s executive officers will receive cash retention awards, subject to continued employment with Flex Pharma through the effective time of the merger; and

•

Flex Pharma’s directors and executive officers are entitled to continued indemnification and insurance coverage under indemnification agreements and the Merger Agreement, and the directors and executive officers of the combined company will be entitled to indemnification and insurance coverage following the merger.

These interests are discussed in more detail in the section entitled “The Merger—Interests of Flex Pharma’s Directors and Executive Officers in the Merger” beginning on page 115 and “The Merger—Interests of Salarius’ Managers and Executive Officers in the Merger” beginning on page 119. Each of Flex Pharma’s board of directors and Salarius’ board of managers was aware of and considered these interests, among other matters, in reaching its decision to approve and declare advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Additionally, concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Flex Pharma (solely in their respective capacities as stockholders of Flex Pharma), owning in the aggregate approximately 0.5% of Flex Pharma’s outstanding common stock and 9.5% of Flex Pharma’s fully-diluted common stock (including common stock which may be issued upon exercise of options), and certain executive officers and managers of Salarius (solely in their respective capacities as Salarius members), owning in the aggregate approximately 35% of Salarius’ outstanding membership units, entered into voting agreements and lock-up agreements with Flex Pharma and Salarius. The voting agreements provide, among other things, that the parties to the voting agreements will vote their shares of Flex Pharma’s common stock and membership units of Salarius (i) in favor of the transactions contemplated by the Merger Agreement and grant a proxy to vote such shares or membership units in favor of the transactions and (ii) against any competing acquisition proposals. In addition, the voting agreements place restrictions on the transfer of the shares of Flex Pharma common stock and Salarius’ membership units held by the respective signatory stockholders or members. The voting agreement is discussed in greater detail in the section entitled “Voting and Other Ancillary Agreements” in this proxy statement/prospectus/information statement. The affirmative vote of the holders of a majority of the shares of Flex Pharma’s common stock present in person or represented by proxy and entitled to vote on such matter at the special meeting is required for approval of Proposals 1 and 4. The affirmative vote of holders of a majority of the outstanding shares of Flex Pharma’s common stock as of the record date for the special meeting is required to approval of Proposals 2 and 3. The lock-up agreements provide, among other things, that the parties will not, except in limited circumstances, sell or transfer, or engage in similar transactions with respect to, shares of Flex Pharma’s common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, from the closing of the merger until 90 days from the closing date of the merger. The lock-up agreement is discussed in greater detail in the section entitled “Voting and Other Ancillary Agreements” in this proxy statement/prospectus/information statement.

Federal Securities Law Consequences; Resale Restrictions (see page 117)

The issuance of Flex Pharma’s common stock in the merger to Salarius’ members will be effected by means of a registration under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”). Upon issuance, such common stock generally will be freely transferable.

The dividend or distribution to Flex Pharma’s stockholder of rights to receive a Warrant will be effected by means of a dividend, which does not require registration under the Securities Act. The issuance of Warrants with respect to such rights, as well as any exercise of such Warrants for Flex Pharma’s common stock, will be effected by means of a subsequent registration under the Securities Act.

Material U.S. Federal Income Tax Consequences of the Merger (see page 117)

The receipt of Flex Pharma common stock in exchange for the outstanding Units of Salarius pursuant to the Merger Agreement is generally intended to qualify as an exchange described in Section 351 of the Code for U.S. federal income tax purposes. Under such an exchange, a U.S. holder generally will not recognize gain or loss on the receipt of Flex Pharma common stock in exchange for Units (although they may recognize gain with respect to any cash received in lieu of fractional shares as discussed below). Accordingly, other than with respect to cash received in lieu of fractional shares, it is intended that:

•	U.S. holders will generally recognize no gain or loss on their receipt of Flex Pharma common stock in exchange for Units;

•

each U.S. holder’s aggregate tax basis in the shares of Flex Pharma common stock received in the merger will generally be the same as their aggregate tax basis in the Units surrendered in exchange therefor, with such aggregate basis allocated pro rata among each share of Flex Pharma common stock received in the merger; and

•

the holding period of common stock received in exchange for Units will generally include the holding period of the Units for which it is exchanged, except to the extent the Flex Pharma common stock is received by such holder in exchange for interests in Section 751 assets of Salarius that are neither capital assets nor Section 1231 assets, in which case the holding period of such stock begins on the day following the date of the merger.

The foregoing discussion assumes that no U.S. holder’s share of Salarius’ nonrecourse liabilities exceeds their adjusted tax basis in their Units. If this assumption is not accurate with respect to any U.S. holder, such U.S. holder is strongly urged to consult its own tax advisor with respect to the U.S. holder’s specific tax consequences of the merger, taking into account its own particular circumstances.

The tax treatment of cash received in lieu of fractional shares by U.S. holders is not entirely certain. Flex Pharma intends to take the position that the receipt of cash in lieu of fractional shares by U.S. holders generally will be treated as money received in the Section 351 exchange and U.S. holders may recognize gain, if any, but not loss as a result thereof. The amount of gain required to be recognized by a holder will be equal to the lesser of (i) the amount of cash received and (ii) the amount of gain realized on the exchange. The amount of gain realized on the exchange, if any, will be the excess of (x) the sum of the fair value of the Flex Pharma common stock received, plus any cash received in lieu of fractional shares, plus such holder’s share of Salarius’ nonrecourse liabilities immediately prior to the merger, over (y) such holder’s adjusted tax basis in the Units exchanged in the merger. Except as noted below, gain recognized by a U.S. holder on the receipt of cash in lieu of fractional shares in the merger will generally be taxable as capital gain. However, a portion of this gain may be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by Salarius. To the extent a U.S. holder of Units receives cash in lieu of fractional shares, such holder’s basis in the Flex Pharma common stock received in the merger will be calculated as described above, but increased by the amount of any gain, if any, recognized in the merger and decreased by the amount of cash received. It is possible, however, that the receipt of cash in lieu of a fractional share may be treated as if the U.S. holder received the fractional share in the merger and then received the cash in a redemption of the fractional share, in which case the U.S. holder should generally recognize gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the U.S. holder’s tax basis allocable to such fractional share.

Capital gain recognized by a U.S. holder will generally be long-term capital gain if the U.S. holder has held its Units for more than one year as of the effective time of the merger. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation.

Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of Salarius’ income may be utilized to offset any gain recognized in the merger and may be deducted in full upon the U.S. holder’s taxable disposition of its common stock received in the merger.

Flex Pharma’s stockholders will not sell, exchange or dispose of any shares of Flex Pharma’s common stock as a result of the merger. Thus, there will be no material U.S. federal income tax consequences to Flex Pharma’s stockholders as a result of the merger.

The dividend or distribution of rights and issuance of Warrants to Flex Pharma’s stockholders is intended to constitute a distribution of stock under Section 305(a) of the Code. Thus, there will be no material U.S. federal income tax consequences to Flex Pharma’s stockholders as a result of the dividend or distribution.

Tax matters are complicated, and the tax consequences of the merger to a particular Salarius unitholder will depend on such unitholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger, the Reverse Stock Split and the Warrants” beginning on page 158 of this proxy statement/prospectus/information statement.

Risk Factors (see page 21)

Both Flex Pharma and Salarius are subject to various risks associated with their businesses and their industries, and the combined business will also be subject to those and other risks. The merger, including the possibility that the merger may not be consummated, poses a number of risks to both Flex Pharma and Salarius, as well as to their respective stockholders and members, including, but not limited to:

•

the Exchange Ratio is not adjustable based on the market price of Flex Pharma common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•

failure to complete the merger may result in Flex Pharma or Salarius paying a termination fee to the other party and could harm the common stock price of Flex Pharma and future business and operations of each company;

•	if the conditions to the merger are not met, the merger may not occur;

•

some Flex Pharma and Salarius executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•	the market price of Flex Pharma common stock following the merger may decline as a result of the merger;

•

Flex Pharma stockholders and Salarius members will have a reduced ownership and voting interest in, and will exercise less influence over the management of the combined company as compared to their current ownership and voting interest in the respective companies following the completion of the merger;

•

during the pendency of the merger, Flex Pharma and Salarius may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•

certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement; and

•	because the lack of a public market for Salarius’ securities, it is difficult to evaluate the fairness of the merger.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus/information statement. Flex Pharma and Salarius both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 144)

Neither Flex Pharma nor Salarius is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, Flex Pharma must comply with applicable federal and state securities laws and Nasdaq rules and regulations in connection with the issuance of shares of Flex Pharma’s common stock in the merger and the issuance of securities, including the filing with the SEC of this proxy statement/prospectus/information statement.

Anticipated Accounting Treatment (see page 119)

The merger will be treated by Flex Pharma as a reverse merger under the purchase method of accounting in accordance with U.S. Generally Accepted Accounting Principles (which we refer to as “GAAP”). For accounting purposes, Salarius is considered to be acquiring Flex Pharma in this transaction.

Appraisal Rights and Dissenters’ Rights (see page 83)

Neither Flex Pharma’s stockholders nor Salarius’ members are entitled to appraisal rights in connection with the merger.

Comparison of Stockholder Rights (see page 268)

Flex Pharma is incorporated under the laws of the State of Delaware, and Salarius is organized as a limited liability company under the laws of the State of Delaware. Upon completion of the merger, Salarius members will become Flex Pharma stockholders and their rights will be governed by the Delaware General Corporation Law, the amended and restated bylaws of Flex Pharma, as amended, which we refer to as the Flex Pharma bylaws, and the amended and restated certificate of incorporation of Flex Pharma, as amended, and as provided herein. The material differences between the current rights of Salarius members and their rights as holders of Flex Pharma common stock after the merger are more fully described under the section titled “Comparison of Rights of Holders of Flex Pharma Stock and Salarius Membership Units” in this proxy statement/prospectus/information statement.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. Also, you should read and consider the risks associated with the business of Flex Pharma because these risks may affect the combined company—these risks can be found in Flex Pharma’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The value of the merger consideration to be issued to Salarius’ current members at the closing, and the number of Warrants to be issued to Flex Pharma’s current stockholders after the closing, may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement values Flex Pharma at $10.5 million, subject to adjustment, on a dollar-for-dollar basis, based on Flex Pharma’s net cash balance at the closing of the merger compared to target net cash of $3.3 million. Also, the Merger Agreement values Salarius at $36.6 million, subject to adjustment, on a dollar-for-dollar basis, based on the sale of Series A Units pursuant to subscription agreements that Salarius entered into prior to the Merger Agreement compared to the target sale of $7.0 million of Series A Units.

Flex Pharma and Salarius based these values on arms-length negotiations and not on prevailing market prices in any trading market. Also, Flex Pharma’s net cash balance could be greater or less than the target net cash of $3.3 million and Salarius could sell more or less than $7.0 million of Series A Units.

The value of the merger consideration to be issued to Salarius’ current members could be worth less than Salarius’ value at the time the Merger Agreement if Flex Pharma’s net cash balance is substantially less than the target net cash or Salarius sells less than $7.0 million of Series A Units.

The Warrant Aggregate Value will decrease to the extent that Flex Pharma’s net cash balance is less than the target net cash value or Salarius sells more than $7.0 million worth of Series A Units. A decrease in the Warrant Aggregate Value will decrease the number of Warrants that Flex Pharma will issue to its current stockholders and, accordingly, (i) decrease Flex Pharma’s current stockholders’ ownership of the combined company (on a fully-diluted basis) and (ii) increase Salarius’ current members’ ownership of the combined company (on a fully-diluted basis).

The Warrant Aggregate Value will increase to the extent that Flex Pharma’s net cash balance is more than the target net cash value or Salarius sells less than $7.0 million worth of Series A Units. An increase in the Warrant Aggregate Value will increase the number of Warrants that Flex Pharma will issue to its current stockholders and, accordingly, (i) increase Flex Pharma’s current stockholders’ ownership of the combined company (on a fully-diluted basis) and (ii) decrease Salarius’ current members’ ownership of the combined company (on a fully-diluted basis).

Failure to complete the merger may result in Flex Pharma and Salarius paying a termination fee and/or expenses to the other party and could harm the common stock price of Flex Pharma and future business and operations of each company.

If the merger is not completed, Flex Pharma and Salarius are subject to the following risks:

•

if the Merger Agreement is terminated under certain circumstances, Flex Pharma may be required to pay Salarius a termination fee of $350,000 and/or reimburse Salarius’ expenses up to a maximum of $200,000;

•	if the Merger Agreement is terminated under certain circumstances, Salarius may be required to pay Flex Pharma a termination fee of $350,000 or $1,000,000 (depending on the circumstances);

•	the price of Flex Pharma stock may decline and remain volatile; and

•	costs related to the merger, such as banking fees, legal and accounting fees which Flex Pharma and Salarius estimate will total approximately $2.7 million and $1.9 million, respectively.

In addition, if the Merger Agreement is terminated and the board of directors of Flex Pharma or Salarius determines to seek another business combination, there can be no assurance that either Flex Pharma or Salarius will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

If the conditions to the merger are not met, the merger may not occur.

Even if the merger is approved by the stockholders of Flex Pharma and the members of Salarius, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Flex Pharma and Salarius cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or could be delayed, and Flex Pharma and Salarius each may lose some or all of the intended benefits of the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Flex Pharma or Salarius can refuse to complete the merger if there is a material adverse change affecting the other party between January 3, 2019, the date of the Merger Agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Flex Pharma or Salarius, including changes from:

•	conditions generally affecting the industries in which Flex Pharma and Salarius participate or the United States or global economy or capital markets as a whole;

•	any failure by Flex Pharma and Salarius to meet internal projections or forecasts;

•	any failure by Flex Pharma to meet third-party revenue or earnings predictions or any change in the price or trading volume of Flex Pharma’s common stock;

•	the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the merger;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof;

•	any changes in GAAP or applicable law;

•	any action taken at the request of Salarius or Flex Pharma, respectively;

•	any change in the cash position of Flex Pharma which results from operations in the ordinary course of business; or

•	the license, sale, divestiture and/or winding down of Flex Pharma’s legacy assets.

If adverse changes occur and Flex Pharma and Salarius still complete the merger, the combined company stock price may suffer. This in turn may reduce the value of the merger to the stockholders of Flex Pharma, members of Salarius or both.

Some Flex Pharma and Salarius executive officers, directors and managers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Certain officers, directors and managers of Flex Pharma and Salarius participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as a director of the combined company, severance and retention benefits, incentive payments upon achievement of key milestones relating to the merger, the acceleration of stock option vesting, certain indemnification and liability insurance coverage, and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

For example, Flex Pharma has entered into employment agreements and amendments to employment agreements with each of its executive officers that provide for severance benefits. In addition, on June 14, 2018, Flex Pharma approved retention arrangements with its two remaining executive officers, which provide for retention payments if such officers are employed with Flex Pharma at the time of closing of the merger, upon delivery of an executed waiver and general release of any and all known claims. Each executive officer is also eligible to receive full payment of the officer’s annual performance bonus for fiscal year 2018 within 30 days of the closing of the merger, or no later than March 15, 2019, if the executive officer is an employee in good standing at the time of payment. In addition, on June 14, 2018, each executive officer received a stock option grant, subject to vesting, which vests in full upon execution of the Merger Agreement and termination of employment (other than for cause). The retention agreements also extended the exercisability period of previously issued stock option grants. The closing of the merger will also result in the acceleration of vesting of options to purchase shares of Flex Pharma common stock held by the Flex Pharma directors. For more information concerning the treatment of Flex Pharma options in connection with the merger, see the section entitled “The Merger Agreement—Treatment of Flex Pharma Stock Options and Awards” in this proxy statement/prospectus/information statement.

Certain of Salarius’ managers and executive officers are expected to become managers and executive officers of Flex Pharma upon the closing of the merger and all of Flex Pharma’s and Salarius’ directors, managers and executive officers are entitled to certain indemnification and liability insurance coverage. Additionally, Salarius has entered into employment agreements with each of its executive officers that provide for severance benefits. For more information, see the section entitled “Management Following the Merger – Severance and Change in Control Benefits.”

These interests, among others, may influence the officers and directors of Flex Pharma and Salarius to support or approve the merger. For more information concerning the interests of Flex Pharma’s and Salarius’ executive officers, managers and directors, see the sections entitled “The Merger—Interests of Flex Pharma’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Salarius Managers and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

The market price of Flex Pharma’s common stock following the merger may decline as a result of the merger.

The market price of Flex Pharma’s common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the combined company’s business and prospects;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Flex Pharma’s current stockholders and Salarius’ current members may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Flex Pharma’s stockholders and Salarius’ members will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Flex Pharma and Salarius may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Flex Pharma and Salarius to make acquisitions, subject to certain exceptions relating to fiduciaries duties, as set forth elsewhere in this proxy statement/prospectus/information statement, or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party, subject to certain exceptions described elsewhere in this proxy statement/prospectus/information statement. Any such transactions could be favorable to such party’s stockholders or members.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Flex Pharma and Salarius from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except, with respect to Flex Pharma, in limited circumstances when Flex Pharma’s board of directors determines in good faith, based on advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

If the Merger Agreement is terminated under certain circumstances (including termination because of a decision by Flex Pharma’s board of directors to approve or recommend another transaction), Flex Pharma may be required to pay Salarius a termination fee of $350,000 and/or reimburse Salarius’ expenses up to a maximum of $200,000. Also, if the Merger Agreement is terminated under certain circumstances (including terminating because of a decision by Salarius’ board of managers to approve or recommend another transaction), Salarius may be required to pay Flex Pharma a termination fee of $350,000 or $1,000,000 (depending on the circumstances).

These termination fee and expense reimbursement may discourage third parties from submitting alternative takeover proposals to Flex Pharma or its stockholders, or Salarius or its members, and may cause the respective boards of directors to be less inclined to recommend an alternative proposal.

Because the lack of a public market for Salarius’ membership units makes it difficult to evaluate the fairness of the merger, the members of Salarius may receive consideration in the merger that is less than the fair market value of the Salarius membership units or Flex Pharma may pay more than the fair market value of the Salarius membership units.

The outstanding membership units of Salarius are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Salarius. Because the percentage of Flex Pharma equity to be issued to Salarius members was determined based on negotiations between the parties, it is possible that the value of the Flex Pharma common stock to be received by Salarius members will be less than the fair market value of Salarius, or Flex Pharma may pay more than the aggregate fair market value for Salarius.

The number of shares of Flex Pharma’s common stock into which the outstanding membership units of Salarius will convert does not adjust based on the market price of Flex Pharma common stock. Therefore, the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The calculation of the number of shares of Flex Pharma’s common stock into which each outstanding membership unit of Salarius will convert (which we refer to as the “conversion ratio”) is complex. Any changes in the market price of Flex Pharma common stock before the completion of the merger will not affect the conversion ratios. Therefore, if before the completion of the merger the market price of Flex Pharma common stock declines from the market price on the date of the Merger Agreement, then Salarius’ members could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger the market price of Flex Pharma common stock increases from the market price on the date of the Merger Agreement, then Salarius’ members could receive merger consideration with substantially higher value.

Salarius members and Flex Pharma stockholders will have reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company as compared to their current ownership and voting interest in the respective companies following the completion of the merger.

After the completion of the merger, the current members of Salarius and stockholders of Flex Pharma will own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Immediately after the merger, Salarius members will own approximately 80.1% of the common stock of Flex Pharma (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush), with Flex Pharma stockholders, whose shares of Flex Pharma common stock will remain outstanding after the merger, owning approximately 19.9% of the common stock of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush). These estimates are based on the currently anticipated conversion ratios and are subject to adjustment. In addition, it is expected that the combined company will have a board of directors consisting of seven members, six of whom will be designated by Salarius and one of whom will be designated by Flex Pharma. Consequently, stockholders of Flex Pharma and members of Salarius will be able to exercise less influence over the management and policies of the combined company than they currently exercise over the management and policies of their respective companies.

Risks Related to the Reverse Stock Split

The reverse stock split may not increase Flex Pharma’s stock price over the long-term.

The principal purpose of the reverse stock split is to increase the per-share market price of Flex Pharma’s common stock above the minimum bid price requirement under the Nasdaq Listing Rules so that the listing of the combined company and the shares of Flex Pharma common stock being issued in the merger on either Nasdaq Global Market or Nasdaq Capital Market will be approved. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Flex Pharma’s common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio chosen by Flex Pharma’s board of directors, or result in any permanent or sustained increase in the market price of Flex Pharma’s common stock, which is dependent upon many factors, including Flex Pharma’s business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of the combined company might meet the continued listing requirements for the Nasdaq Capital Market or the Nasdaq Global Market initially, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of Flex Pharma’s common stock.

Although Flex Pharma’s board of directors believes that the anticipated increase in the market price of Flex Pharma’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Flex Pharma’s common stock.

The reverse stock split may lead to a decrease in Flex Pharma’s overall market capitalization.

Should the market price of Flex Pharma’s common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in Flex Pharma’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Flex Pharma’s common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on Flex Pharma’s stock price due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to Flex Pharma

For risks related to the business of Flex Pharma, in addition to the risk factors noted below, please refer to the section entitled “Item 1A. Risk Factors” set forth in Flex Pharma’s Annual Report on Form 10-K for the year ended December 31, 2017 and the section entitled “Item 1A. Risk Factors” set forth in Flex Pharma’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, as filed with the SEC on March 7, 2018 and November 5, 2018, respectively, and included elsewhere in this proxy statement/prospectus/information statement and are incorporated by reference herein.

There is no assurance that the proposed merger between Flex Pharma and Salarius will be completed in a timely manner or at all. If the merger with Salarius is not consummated, Flex Pharma’s business could suffer materially and its stock price could decline.

The consummation of the proposed merger between Flex Pharma and Salarius is subject to a number of closing conditions, including the approval by Flex Pharma’s stockholders of several merger-related matters and other customary closing conditions. The parties are targeting a closing of the transaction in the first half of 2019, however, there can be no assurance that the proposed merger will be consummated on their desired timeframe, or at all.

If the proposed merger between Flex Pharma and Salarius is not consummated, Flex Pharma may be subject to a number of material risks, and its business and stock price could be adversely affected, as follows:

•	Flex Pharma has incurred and expects to continue to incur significant expenses related to the proposed merger with Salarius even if the merger is not consummated;

•	Flex Pharma may be required to pay Salarius a termination fee of $350,000 and/or reimburse Salarius’ expenses up to a maximum of $200,000, depending on the reason for the termination;

•	the market price of Flex Pharma’s common stock may decline to the extent that the current market price reflects a market assumption that the proposed merger will be completed; and

•	Flex Pharma may not pursue an alternate merger transaction if the proposed merger with Salarius is not completed.

If the merger is not completed, Flex Pharma’s Board of Directors may decide to pursue a dissolution, liquidation or winding-up of the company. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation, distribution or winding-up as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the merger will be completed. If the merger is not completed, Flex Pharma’s board of directors would likely decide to pursue a dissolution, liquidation or winding-up of the company. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution will be reduced as Flex Pharma continues to fund its operations. In addition, if Flex Pharma dissolves, liquidates or winds-up, it would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions to its stockholders. Flex Pharma’s commitments and contingent liabilities may include: (i) any pending litigation against Flex Pharma, and other various claims and legal actions arising in the ordinary course of business and (ii) payments to certain employees. As a result of this requirement, a portion of Flex Pharma’s assets may need to be reserved pending the resolution of such obligations. In addition, Flex Pharma may be subject to litigation or other claims related to its dissolution, liquidation or winding-up. If a dissolution, liquidation or winding-up were pursued, Flex Pharma’s board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of its common stock could lose all or a significant portion of their investment in the event of its liquidation, dissolution or winding up.

If Flex Pharma fails to continue to meet all applicable Nasdaq Global Market or Nasdaq Capital Market requirements and Nasdaq determines to delist Flex Pharma’s common stock, the delisting could prevent the closing of the merger and adversely affect the market liquidity of its common stock and the market price of Flex Pharma’s common stock could decrease.

On August 13, 2018, Flex Pharma received a letter from the listing qualifications department of The Nasdaq Stock Market, noting that for the prior 30 consecutive business days the bid price of its common stock had closed below $1.00 per share, the minimum closing bid price required by the continued listing requirements of Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Flex Pharma was provided a period of 180 calendar days, or until February 11, 2019, to regain compliance. In order to regain compliance with the minimum closing bid price rule, the closing bid price of Flex Pharma’s common stock must be at least $1.00 or higher for a minimum of 10 consecutive business days during the 180-day compliance period. On February 12, 2019, Flex Pharma received a letter from the listing qualifications department of The Nasdaq Stock Market, noting that Flex Pharma’s transfer to the Nasdaq Capital Market was approved and that Flex Pharma was granted an additional 180 period, or until August 12, 2019, to regain compliance with the minimum closing bid price requirement.

On September 27, 2018, Flex Pharma received a letter from the listing qualifications department of The Nasdaq Stock Market, noting that for the prior 30 consecutive business days the market value of its common stock was below $5 million, the minimum amount required by the continued listing requirements of Nasdaq Listing Rule 5450(b)(1)(C). In accordance with Nasdaq Listing Rule 5810(c)(3)(D), Flex Pharma has been provided a period of 180 calendar days, or until March 26, 2019, to regain compliance. In order to regain compliance with the minimum market value rule, the market value of Flex Pharma’s common stock must meet or exceed $5 million for a minimum of 10 consecutive business days during the 180-day grace period. On November 26, 2018, Flex Pharma received a letter from Nasdaq notifying Flex Pharma that it regained compliance with Nasdaq Listing Rule 5450(b)(1)(C). The letter noted that for the last 10 consecutive business days from the date of the letter, the market value of the Flex Pharma’s publicly held shares was $5 million or greater.

If Flex Pharma does not regain compliance prior to the expiration of the 180-day compliance period, and if it appears to Nasdaq that Flex Pharma will not be able to cure the deficiency, or if Flex Pharma fails to comply with other listing requirements in the future, Nasdaq will provide Flex Pharma with a written notification that its securities are subject to delisting from Nasdaq. At that time, Flex Pharma may appeal the delisting determination to a Nasdaq hearings panel.

The failure to maintain Flex Pharma’s listing on Nasdaq could have an adverse effect on the market price and liquidity of its shares of common stock and reduce its ability to raise additional capital. In addition, if Flex Pharma’s common stock is delisted from Nasdaq and the trading price remains below $5.00 per share, trading in Flex Pharma’s common stock might also become subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions).

As a result of the closure of Flex Pharma’s Phase 2 studies and the reductions in Flex Pharma’s workforce announced in June 2018, Flex Pharma has only four employees remaining as of the date of this filing. If Flex Pharma is unable to retain the remaining employees, Flex Pharma’s ability to consummate the planned merger transaction may be delayed or seriously jeopardized.

On June 13, 2018, Flex Pharma announced workforce reductions, and current headcount has been reduced to four employees. Flex Pharma’s cash conservation activities may yield unintended consequences, such as attrition beyond the planned workforce reductions and reduced employee morale, which may cause the remaining employees to seek alternate employment. Competition among biotechnology companies for qualified employees is intense, and the ability to retain the remaining employees is critical to Flex Pharma’s ability to effectively manage its business and to consummate the planned merger transaction. Additional attrition could have a material adverse effect on Flex Pharma’s business and ability to consummate the merger. In addition, as a result of the reduction in Flex Pharma’s workforce, Flex Pharma faces an increased risk of employment litigation.

Flex Pharma is an early stage company with a limited commercial history and a history of net losses. Flex Pharma expects to incur net losses in the future and may never achieve sustained profitability or even revenue.

Flex Pharma is a clinical stage biotechnology company that has announced an end to its Phase 2 clinical trials of FLX-787 due to oral tolerability concerns observed in the two studies. Flex Pharma currently has no foreseeable path to significant revenue with its current clinical assets. Flex Pharma has historically incurred substantial net losses. Flex Pharma incurred losses attributable to stockholders of $19.9 million and $34.4 million for the nine months ended September 30, 2018 and for the year ended December 31, 2017, respectively. Flex Pharma expects its losses to continue. These losses have had, and will continue to have, an adverse effect on Flex

Pharma’s working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with Flex Pharma’s business, Flex Pharma may never become profitable. Even if Flex Pharma did achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Flex Pharma’s inability to achieve and then maintain profitability would negatively affect its business, financial condition, results of operations and cash flows.

Flex Pharma’s business to date has been almost entirely dependent on the clinical success of FLX-787. With the failure of FLX-787, Flex Pharma has no immediate prospects for significant revenue or profitability.

Due to the early stage nature of Flex Pharma’s business and its limited marketing activities to date, with the failure of FLX-787 it is not likely Flex Pharma has any immediate prospects for significant revenue or profitability.

The loss of Flex Pharma’s key members of its executive management team could adversely affect its business.

Flex Pharma cannot make any assurances that any of the key remaining members of its management team will remain with Flex Pharma in the event the merger is not consummated. Accordingly, Flex Pharma may be unable to execute any reasonable salvage strategy or properly execute a liquidation, dissolution or winding up of the company.

Declining general economic or business conditions may have a negative impact on Flex Pharma’s business.

Continuing concerns over U.S. health care reform legislation and energy costs, geopolitical issues, such as the government shut down or Brexit, the availability and cost of credit in the United States and other countries have in the past and may in the future contribute to increased volatility and diminished expectations for the global economy. These factors, if combined with low business and consumer confidence and high unemployment, could precipitate an economic slowdown and recession. If the economic climate deteriorates, Flex Pharma’s business, as well as the financial condition of Flex Pharma’s suppliers and Flex Pharma’s third-party suppliers, could be adversely affected, resulting in a negative impact on Flex Pharma’s business, financial condition and results of operations.

Flex Pharma depends on its information technology and telecommunications systems, and any failure of these systems could harm its business.

Flex Pharma depends on information technology and telecommunications systems for significant aspects of its operations. These information technology and telecommunications systems support a variety of functions, including research and development activities and Flex Pharma’s general and administrative activities. Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of its systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive and liability-creating problems. Despite the precautionary measures Flex Pharma has taken to prevent unanticipated problems that could affect its information technology and telecommunications systems, failures or significant downtime of Flex Pharma’s information technology or telecommunications systems or those used by its third-party service providers could prevent Flex Pharma from processing all manner of significant data, conducting research and development activities and managing the administrative aspects of Flex Pharma’s business.

Risks Related to Flex Pharma’s Financial Condition

Flex Pharma has incurred significant losses since its inception and anticipates that it will continue to incur significant losses for the foreseeable future.

Flex Pharma has generated limited revenue from sales of HOTSHOT, and has generated no revenue from any of its drug product candidates. Flex Pharma has incurred net losses in each year since its inception on February 24, 2014, including a consolidated net loss of $34.4 million for the year ended December 31, 2017. As of September 30, 2018, Flex Pharma had an accumulated deficit of approximately $131.0 million. Its prior losses, combined with expected future losses, have had and may continue to have an adverse effect on its stockholders’ equity and working capital.

To date, Flex Pharma has financed its operations with net proceeds from the private placement of its preferred stock and its initial public offering. The amount of its future net losses will depend, in part, on the rate of its future expenditures and its ability to generate revenue.

The net losses Flex Pharma incurs may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of its results of operations may not be a good indication of its future performance. In any particular quarter or quarters, its operating results could be below the expectations of investors, which could cause its stock price to decline.

If the merger is not completed, Flex Pharma would need to raise substantial additional funding to the extent it continues its drug development efforts, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force it to delay, limit or terminate its drug development efforts or other operations.

Flex Pharma has generated limited revenue from sales of HOTSHOT, and has generated no revenue from any of its drug product candidates. Flex Pharma has incurred net losses in each year since its inception on February 26, 2014, including a consolidated net loss of $34.4 million for the year ended December 31, 2017. As of September 30, 2018, Flex Pharma had an accumulated deficit of approximately $131.0 million. If the merger is not completed, Flex Pharma will require substantial additional capital to fund its research and development and expenses related to its consumer brand and HOTSHOT. Flex Pharma had unrestricted cash and cash equivalents of $13.0 million at September 30, 2018. Flex Pharma’s current operating plan assumes limited research and development activities and that it will continue to sell HOTSHOT. In the event that the merger is not completed, Flex Pharma would likely pursue a liquidation, dissolution or winding-up of Flex Pharma, or may seek to complete an alternate strategic transaction or may elect to continue to market HOTSHOT and operate its consumer business. Based on the Company’s operating plan, the Company believes that its existing cash and cash equivalents will be sufficient to allow the Company to fund its current operating plan for at least 12 months from November 5, 2018, the date the consolidated financial statements for the third quarter of 2018 were issued.

Flex Pharma cannot predict to what extent it will resume drug development activities for FLX-787 or other drug product candidates. Further, only a small minority of all research and development programs ultimately result in commercially successful drugs. Clinical failure can occur at any stage of clinical development and clinical trials may produce negative or inconclusive results, and Flex Pharma may decide, or regulators may require it, to conduct additional clinical or preclinical trials. In addition, data obtained from trials are susceptible to varying interpretations, and regulators may not interpret its data as favorably as it does, which may delay, limit or prevent regulatory approval. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a drug candidate. Further, even if Flex Pharma completes the development of FLX-787 or any future drug product candidate and gains marketing approvals from the FDA and comparable foreign regulatory authorities in a timely manner, it cannot be sure that such drug product candidate will be commercially successful in the pharmaceutical market. If the results of clinical trials, the anticipated or actual timing of marketing approvals, or the market acceptance of any drug product candidate, if approved, do not meet the expectations of investors or public market analysts, the market price of its common stock would likely decline. Further, even if Flex Pharma resumes drug development activities, it will need substantial additional financing to complete the development of FLX-787 or any other drug product candidates it may develop.

Flex Pharma expects to incur losses for the foreseeable future. Its ability to achieve profitability in the future is dependent upon achieving a level of revenues adequate to support its cost structure. Flex Pharma may never achieve profitability, and unless and until it does, Flex Pharma will continue to need to raise additional capital. If Flex Pharma raises additional capital through the sale of equity or convertible debt securities, the issuance of those securities could result in substantial dilution for Flex Pharma’s current stockholders and the terms may include liquidation or other preferences that adversely affect the rights of its current stockholders, further diminishing current stockholders ability to realize any value for their stock holdings. Furthermore, the issuance of additional securities, whether equity or debt, by Flex Pharma, or the possibility of such issuance, may cause the market price of Flex Pharma’s common stock to decline further and existing stockholders may not agree with its financing plans or the terms of such financings. There can be no assurances, however, that additional funding will be available on terms acceptable to Flex Pharma, or at all.

If Flex Pharma is unable to raise capital when needed, it could be forced to delay, reduce or eliminate its development efforts, which could materially adversely affect its business, financial condition and results of operations, or it may be required to cease operations.

Regulatory Risks Relating to Flex Pharma’s Business

Flex Pharma is required to comply with laws governing the transmission, security and privacy of health information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties.

Under the administrative simplification provisions of the federal Health Insurance Portability and Accountability Act of 1996, (which we refer to as “HIPAA”), the U.S. Department of Health and Human Services has issued regulations which establish uniform standards governing the conduct of certain electronic health care transactions and protecting the privacy and security of Protected Health Information, (which we refer to as “PHI”), used or disclosed by health care providers and other covered entities. Three principal regulations with which Flex Pharma is currently required to comply have been issued in final form under HIPAA: privacy regulations, security regulations and standards for electronic transactions.

The privacy regulations cover the use and disclosure of PHI by health care providers. It also sets forth certain rights that an individual has with respect to his or her PHI maintained by a health care provider, including the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. Flex Pharma has also implemented policies, procedures and standards to comply appropriately with the final HIPAA security regulations, which establish requirements for safeguarding the confidentiality, integrity and availability of PHI, which is electronically transmitted or electronically stored. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI. As a result, Flex Pharma is required to comply with both HIPAA privacy regulations and varying state privacy and security laws. Almost all U.S. states now require notification to affected individuals and state authorities, as well as the media in certain cases, in the event of a breach of the security of personal information (including PHI in a few states), often with significant financial penalties for noncompliance.

The Health Information Technology for Economic and Clinical Health Act, (which we refer to as the “HITECH Act”), enacted pursuant to the American Recovery and Reinvestment Act of 2009, (which we refer to as “ARRA”), made sweeping changes to the health information privacy and security regulations of HIPAA by expanding the scope and application of the statute. These changes include, among other things: (1) establishing an affirmative obligation to provide patient data breach notification in the event of the unauthorized acquisition, access, use or disclosure of unsecured PHI; (2) elaborating upon the standard for “minimum necessary” uses and disclosures of PHI by a covered entity; (3) restricting certain uses of PHI for marketing purposes (by expanding the definition of marketing activities requiring authorization); (4) prohibiting certain sales of PHI; (5) establishing an affirmative obligation to provide an accounting of disclosures made for payment, treatment and health care operations (up to three years made through an electronic health record); (6) requiring covered entities to agree to individuals’ requests to restrict disclosure of PHI in certain circumstances; (7) applying the security regulations and certain provisions of the privacy regulations to business associates; and (8) modifying an individuals’ right to access PHI in an electronic format. The U.S. Department of Health and Human Services issued modifications to the HIPAA Regulations, effective March 26, 2013, implementing some of these changes including the obligation to provide patient data breach notifications, which subject the company to additional administrative requirements in the United States. With regard to the accounting of disclosures, the HITECH Act provides for removing the exception in the existing HIPAA privacy regulations’ accounting of disclosures of PHI requirement for disclosures of PHI for payment, treatment, and health care operations purposes made through an electronic health record (within the past three years). The U.S. Department of Health and Human Services issued proposed regulations to implement this provision of the HITECH Act in May 2011, but those regulations have not been finalized.

The HITECH Act also implemented measures to strengthen enforcement of HIPAA and increased applicable penalties for HIPAA violations. Penalties are now tiered and range from $100 to $50,000 per violation with an annual cap for the same violations of $25,000 to $1,500,000. The Office for Civil Rights of the U.S. Department of Health and Human Services, (which we refer to as the “OCR”), has increased enforcement activities and has recently levied large penalties for violations. In addition, as mandated by the HITECH Act, OCR has begun an audit program to assess compliance by covered entities and their business associates with the HIPAA privacy and security rules and breach notification standards.

Flex Pharma seeks to comply with HIPAA privacy regulations and state privacy laws. Given the complexity of HIPAA, the HITECH Act and state privacy restrictions, the possibility that the regulations may change, and the fact that the regulations are subject to changing and potentially conflicting interpretation, Flex Pharma’s ability to comply with HIPAA, the HITECH Act and state privacy requirements is uncertain and the costs of compliance are significant. To the extent that Flex Pharma or its third-party billing company submit electronic health care claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and the HITECH Act, payments to Flex Pharma may be delayed or denied. Additionally, the costs of complying with any changes to HIPAA, the HITECH Act and state privacy restrictions may have a negative impact on Flex Pharma’s operations. Flex Pharma could be subject to criminal penalties and civil sanctions for failing to comply with HIPAA, the HITECH Act and state privacy restrictions, which could result in the incurrence of significant monetary penalties.

If Flex Pharma ever again pursued clinic studies or placed a product or products in the market for use by patients, a host of federal and state healthcare regulations would apply to Flex Pharma’s business, which would create operational risk and potential liability.

Intellectual Property Risks Related to Flex Pharma’s Business

If Flex Pharma is unable to maintain intellectual property protection, its competitive position could be harmed.

Flex Pharma’s ability to protect its proprietary discoveries and technologies affects its ability to monetize any of its remaining assets. Currently, Flex Pharma relies on a combination of issued U.S. patents, U.S. and foreign patent applications, copyrights, trademarks and trademark applications, confidentiality or non-disclosure agreements, material transfer agreements, licenses, work-for-hire agreements and invention assignment agreements to protect its intellectual property rights. Flex Pharma also maintains certain company know-how, trade secrets and technological innovations designed to provide Flex Pharma with a competitive advantage in the market place as trade secrets.

To the extent there is any remaining value in any of these intellectual property assets, it may be lost if Flex Pharma is unable to protect its intellectual property.

Flex Pharma may face intellectual property infringement claims that could be time-consuming and costly to defend, and could result in Flex Pharma’s loss of significant rights and the assessment of treble damages.

From time to time Flex Pharma may face intellectual property infringement, misappropriation, or invalidity/non- infringement claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect Flex Pharma negatively. For example, were a third party to succeed on an infringement claim against Flex Pharma, it may be required to pay substantial damages (including up to treble damages if such infringement were found to be willful). Potential damages could easily consume all or most of Flex Pharma’s remaining cash. In addition, Flex Pharma could face an injunction, barring Flex Pharma from conducting the allegedly infringing activity. The outcome of the litigation could require Flex Pharma to enter into a license agreement which may not be under acceptable, commercially reasonable, or practical terms or Flex Pharma may be precluded from obtaining a license at all.

Finally, Flex Pharma could initiate claims to assert or defend its own intellectual property against third parties. If one or more of its patents were held to be invalid or not infringed, Flex Pharma might not be able to exclude others from offering similar or identical products or services. Any intellectual property litigation, irrespective of whether Flex Pharma is the plaintiff or the defendant, and regardless of the outcome, is expensive and time-consuming, and could divert its management’s attention from its business and negatively affect its operating results or financial condition.

Risks Related to Ownership of Flex Pharma’s Common Stock

The price of Flex Pharma’s common stock may be volatile and fluctuate substantially, which could result in substantial losses for Flex Pharma stockholders.

Flex Pharma’s stock price has been and is likely in the future to be volatile. The stock market in general and the market for smaller clinical biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, Flex Pharma stockholders may not be able to sell their common stock at or above the price they paid for it. The market price for Flex Pharma’s common stock may be influenced by many factors, including:

•	announcements and market perceptions related to the merger;

•	issuances of new equity securities pursuant to a future offering, including issuances of preferred stock or convertible debt;

•	the success of competitive products, services or technologies;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in Flex Pharma’s financial results or those of companies that are perceived to be similar to Flex Pharma;

•	changes in the structure of health care payment systems;

•	market conditions in the diagnostic services sector;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

Anti-takeover provisions in Flex Pharma’s charter documents and under Delaware law could make an acquisition of Flex Pharma more difficult and may prevent attempts by Flex Pharma’s stockholders to replace or remove Flex Pharma’s management.

Provisions in Flex Pharma’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of Flex Pharma’s stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because Flex Pharma is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law (which we refer to as the “DGCL”), which prohibits stockholders owning in excess of 15% of the outstanding voting stock from merging or combining with Flex Pharma, subject to limited exceptions. Although Flex Pharma believes these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with Flex Pharma’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by Flex Pharma’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

If Flex Pharma’s shares become subject to the penny stock rules, it may be more difficult to sell Flex Pharma shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements. If the price of Flex Pharma’s common stock remains less than $5.00 and Flex Pharma is not listed on a national securities exchange, its common stock may be deemed a penny stock. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for common stock, and therefore stockholders may have difficulty selling their shares.

An active trading market for Flex Pharma’s common stock may not develop.

Prior to Flex Pharma’s initial public offering on January 28, 2015, there was no public market for its common stock. The listing of Flex Pharma’s common stock on the Nasdaq Capital Market or the Nasdaq Global Market does not assure that a meaningful, consistent and liquid trading market exists. Although Flex Pharma’s common stock is listed on the Nasdaq Capital Market or the Nasdaq Global Market, trading volume in its common stock has been limited and an active trading market for Flex Pharma’s shares may never develop or be sustained. If an active market for Flex Pharma’s common stock does not develop, it may be difficult for investors to sell their shares without depressing the market price for the shares or at all.

Reports published by securities or industry analysts, including projections in those reports that exceed actual results, could adversely affect Flex Pharma’s common stock price and trading volume.

Securities research analysts may establish and publish their own periodic projections for Flex Pharma’s business. These projections may vary widely from one another and may not accurately predict the results Flex Pharma actually achieves. Flex Pharma’s stock price may decline if actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on Flex Pharma downgrades its stock or publishes inaccurate or unfavorable research about its business, Flex Pharma’s stock price could decline. If one or more of these analysts ceases coverage of the company or fails to publish reports on Flex Pharma regularly, Flex Pharma’s stock price or trading volume could decline. If no or a limited number of securities or industry analysts cover Flex Pharma, the trading price for its stock and the trading volume could be adversely affected.

Future sales of Flex Pharma’s common stock, or the perception that future sales may occur, may cause the market price of its common stock to decline, even if its business is doing well.

Sales of substantial amounts of Flex Pharma’s common stock in the public market, or the perception that these sales may occur, could materially and adversely affect the price of its common stock and could impair its ability to raise capital through the sale of additional equity securities. Flex Pharma maintains a shelf registration statement on Form S-3 with the SEC pursuant to which Flex Pharma may, from time to time, sell up to an aggregate of $125 million of its common stock, preferred stock, debt securities and warrants. Sales of securities under the registration statement will result in dilution of its stockholders and could cause its stock price to fall.

Flex Pharma is an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make its common stock less attractive to investors.

Flex Pharma is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, (which we refer to as the “JOBS Act”), and may remain an emerging growth company for up to five years. For so long as Flex Pharma remains an emerging growth company, Flex Pharma is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of its internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Flex Pharma has taken advantage of reduced reporting burdens in its periodic disclosure reports. In particular, Flex Pharma has not included all of the executive compensation related information that would be required if Flex Pharma were not an emerging growth company. Flex Pharma cannot predict whether investors will find Flex Pharma’s common stock less attractive if Flex Pharma relies on these exemptions. If some investors find Flex Pharma’s common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

Since the initial public offering on January 28, 2015, Flex Pharma has incurred significantly increased costs and its management has had to devote substantial time as a result of operating as a public company; and such costs are expected to further increase after Flex Pharma is no longer an “emerging growth company.”

As a public company, Flex Pharma incurs significant legal, accounting and other expenses that Flex Pharma did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and

Consumer Protection Act, the listing requirements of the Nasdaq Capital Market or the Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Flex Pharma’s management and other personnel have had to devote a substantial amount of time to these compliance initiatives since becoming a public company. Moreover, these rules and regulations have increased its legal and financial compliance costs and have made certain activities more time-consuming and costly.

Because Flex Pharma is still a relatively new public company and in the aftermath of the termination of its clinical studies, Flex Pharma cannot yet predict or estimate the costs Flex Pharma may incur in the future with respect to these compliance initiatives or the timing of such costs. In addition, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (which we refer to as “Section 404”), as an emerging growth company, Flex Pharma is not required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm in its annual report. To achieve compliance with Section 404 within the prescribed period, Flex Pharma will be engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, Flex Pharma will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite Flex Pharma’s efforts, there is a risk that Flex Pharma will not be able to conclude, within the prescribed timeframe or at all, that its internal control over financial reporting is effective as required by Section 404. If Flex Pharma identifies one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements.

Because Flex Pharma does not anticipate paying any cash dividends on its capital stock in the foreseeable future, if ever, capital appreciation, if any, will be Flex Pharma’s sole source of gain.

Flex Pharma does not anticipate paying future dividends on its capital stock. Flex Pharma currently intends to retain all of its future earnings, if any, to finance the growth and development of its business. In addition, the terms of any future debt agreements may preclude Flex Pharma from paying dividends. As a result, capital appreciation, if any, on the common stock will be Flex Pharma’s stockholders’ sole source of gain for the foreseeable future.

Risks Related to Salarius

Risks Related to Salarius’ Financial Condition and Capital Requirements

Salarius has incurred losses since its inception, has a limited operating history on which to assess its business, and anticipates that it will continue to incur significant losses for the foreseeable future.

Salarius is a clinical development-stage biopharmaceutical company with limited operating history. Salarius has no products approved for commercial sale and has not generated any revenue from product sales. From inception to September 30, 2018, Salarius has raised net cash proceeds of approximately $4.2 million from the sale of membership units and received $9.6 million in grants, primarily from the Cancer Prevention and Research Institute of Texas (which we refer to as “CPRIT”). Salarius has never been profitable and has incurred operating losses in each year since inception. Salarius’ net losses were $0.5 million for the nine months ended September 30, 2018, and $1.7 million and $1.2 million for the years ended December 31, 2017 and 2016, respectively. As of September 30, 2018, Salarius had a members’ deficit of $1.4 million. As of September 30,

2018, Salarius had cash and cash equivalents of $4.8 million. In addition, Salarius held $1.3 million in escrow related to the sales of Series A Preferred units. These funds were being held in escrow until the minimum financing threshold of $2.0 million was achieved. These amounts are classified as restricted cash on Salarius’ balance sheet as of September 30, 2018 included elsewhere in this proxy statement/prospectus/information statement. The minimum funding threshold was achieved subsequent to September 30, 2018.

Salarius will continue to require substantial additional capital to continue its clinical development and potential commercialization activities. Accordingly, Salarius will need to raise substantial additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of its clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on its financial condition and its ability to develop its product candidates.

Salarius has devoted substantially all of its financial resources to identify, acquire, and develop its product candidates, including conducting clinical trials and providing general and administrative support for its operations. To date, Salarius has financed its operations primarily through the sale of privately-placed equity securities. The amount of its future net losses will depend, in part, on the rate of its future expenditures and its ability to obtain funding through equity or debt financings, strategic collaborations, or grants. Biopharmaceutical product development is a highly speculative and competitive undertaking and involves a substantial degree of risk. Salarius expects losses to increase as it completes Phase 1 development and advances into Phase 2 development of its lead product candidates. It may be several years, if ever, before Salarius completes pivotal clinical trials and has a product candidate approved for commercialization. Salarius expects to invest significant funds into the research and development of its current product candidates to determine the potential to advance these product candidates to regulatory approval. Large sums of money will be expected before Salarius knows if it has a clinically successful product candidate.

If Salarius obtains regulatory approval to market a product candidate, its future revenue will depend upon the size of any markets in which its product candidates may receive approval, and its ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for its product candidates in those markets. Even if Salarius obtains adequate market share for its product candidates, because the potential markets in which its product candidates may ultimately receive regulatory approval could be very small, Salarius may never become profitable despite obtaining such market share and acceptance of its products.

Salarius expects to continue to incur significant expenses and increasing operating losses for the foreseeable future and its expenses will increase substantially if and as Salarius:

•	continues the clinical development of its product candidates;

•	continues efforts to discover new product candidates;

•	undertakes the manufacturing of its product candidates or increases volumes manufactured by third parties;

•	advances its programs into larger, more expensive clinical trials;

•	initiates additional pre-clinical, clinical, or other trials or studies for its product candidates;

•	seeks regulatory and marketing approvals and reimbursement for its product candidates;

•	establishes a sales, marketing, and distribution infrastructure to commercialize any products for which Salarius may obtain marketing approval and market for itself;

•	seeks to identify, assess, acquire, and/or develop other product candidates;

•	makes milestone, royalty or other payments under third-party license agreements;

•	seeks to maintain, protect, and expand its intellectual property portfolio;

•	seeks to attract and retain skilled personnel; and

•

experiences any delays or encounters issues with the development and potential for regulatory approval of its clinical candidates such as safety issues, clinical trial accrual delays, longer follow-up for planned studies, additional major studies, or supportive studies necessary to support marketing approval.

Further, the net losses Salarius incurs may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of its results of operations may not be a good indication of its future performance.

Salarius has never generated any revenue from product sales and may never generate revenue or be profitable.

Salarius has no products approved for commercialization and has never generated any revenue. Salarius’ ability to generate revenue and achieve profitability depends on its ability, alone or with strategic collaborators, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize one or more of its product candidates. Salarius does not anticipate generating revenue from product sales for the foreseeable future. Salarius’ ability to generate future revenue from product sales depends heavily on its success in many areas, including but not limited to:

•	completing research and development of its product candidates;

•	obtaining regulatory and marketing approvals for its product candidates;

•

manufacturing product candidates and establishing and maintaining supply and manufacturing relationships with third parties that are commercially feasible, meet regulatory requirements and Salarius’ supply needs in sufficient quantities to meet market demand for its product candidates, if approved;

•	marketing, launching and commercializing product candidates for which Salarius obtains regulatory and marketing approval, either directly or with a collaborator or distributor;

•	gaining market acceptance of its product candidates as treatment options;

•	addressing any competing products;

•	protecting and enforcing its intellectual property rights, including patents, trade secrets, and know-how;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which Salarius may enter;

•	obtaining reimbursement or pricing for its product candidates that supports profitability; and

•	attracting, hiring, and retaining qualified personnel.

Even if one or more of the product candidates that Salarius develops is approved for commercial sale, Salarius anticipates incurring significant costs associated with commercializing any approved product candidate. Portions of its current pipeline of product candidates have been in-licensed from third parties, which make the commercial sale of such in-licensed products potentially subject to additional royalty and milestone payments to such third-parties. Salarius will also have to develop, contract for or acquire manufacturing capabilities to continue development and potential commercialization of its product candidates. Salarius will need to develop or procure its drug product in a commercially feasible manner in order to successfully commercialize any future approved product; if any. Additionally, if Salarius is not able to generate revenue from the sale of any approved products, Salarius may never become profitable.

Raising additional capital may cause dilution to Salarius’ members, restrict its operations or require Salarius to relinquish rights.

To the extent that Salarius raises additional capital through the sale of equity, convertible debt or other securities convertible into equity the ownership interest of Salarius’ members will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect rights of Salarius’ equity holders. Debt financing, if available at all, would likely involve agreements that include covenants limiting or restricting Salarius’ ability to take specific actions, such as incurring additional debt, making capital expenditures, making additional product acquisitions, or declaring dividends. If Salarius raises additional funds through strategic collaborations or licensing arrangements with third parties, Salarius may have to relinquish valuable rights to its product candidates or future revenue streams or grant licenses on terms that are not favorable to Salarius. Salarius cannot be assured that it will be able to obtain additional funding if and when necessary to fund its entire portfolio of product candidates to meet its projected plans. If Salarius is unable to obtain funding on a timely basis, Salarius may be required to delay or discontinue one or more of its development programs or the commercialization of any product candidates or be unable to expand its operations or otherwise capitalize on potential business opportunities, which could materially harm Salarius’ business, financial condition, and results of operations.

Salarius has also historically received funds from state and federal government grants for research and development including CPRIT. The grants have been, and any future government grants and contracts Salarius may receive may be, subject to the risks and contingencies set forth below under the risk factor titled “Reliance on government funding for Salarius’ programs may add uncertainty to its research and commercialization efforts with respect to those programs that are tied to such funding and may impose requirements that limit its ability to take specified actions, increase the costs of commercialization and production of product candidates developed under those programs and subject it to potential financial penalties, which could materially and adversely affect its business, financial condition and results of operations.” Although Salarius might apply for government contracts and grants in the future, it cannot assure you that it will be successful in obtaining additional grants for any product candidates or programs. Failure to receive additional government grants in the future may substantially harm Salarius’ business.

Risks Related to the Development of Salarius’ Product Candidates

Clinical trials are costly, time consuming and inherently risky, and Salarius may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Clinical development is expensive, time consuming and involves significant risk. Salarius cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of development. Events that may prevent successful or timely completion of clinical development include but are not limited to:

•	inability to generate satisfactory pre-clinical, toxicology, or other in vivo or in vitro data or diagnostics to support the initiation or continuation of clinical trials;

•

delays in reaching agreement on acceptable terms with clinical research organizations, (which we refer to as “CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining required institutional review board, (which we refer to as the “IRB”), approval at each clinical trial site;

•	failure to permit the conduct of a clinical trial by regulatory authorities, after review of an investigational new drug or equivalent foreign application or amendment;

•	delays in recruiting qualified patients in its clinical trials;

•	failure by clinical sites or CROs or other third parties to adhere to clinical trial requirements;

•

failure by Salarius clinical sites, CROs or other third parties to perform in accordance with the good clinical practices requirements of the U.S. Food and Drug Administration, (which we refer to as the “FDA”), or applicable foreign regulatory guidelines;

•	patients dropping out of Salarius’ clinical trials;

•	adverse events or tolerability or animal toxicology issues significant enough for the FDA or other regulatory agencies to put any or all clinical trials on hold;

•	occurrence of adverse events associated with Salarius’ product candidates;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	the cost of clinical trials of Salarius’ product candidates;

•

negative or inconclusive results from Salarius’ clinical trials which may result in Salarius’ deciding, or regulators requiring Salarius, to conduct additional clinical trials or abandon development programs in other ongoing or planned indications for a product candidate; and

•	delays in reaching agreement on acceptable terms with third-party manufacturers and the time for manufacture of sufficient quantities of its product candidates for use in clinical trials.

Any inability to successfully complete clinical development and obtain regulatory approval for its product candidates could result in additional costs to Salarius or impair its ability to generate revenue. In addition, if Salarius makes manufacturing or formulation changes to its product candidates, Salarius may need to conduct additional pre-clinical trials or the results obtained from such new formulation may not be consistent with previous results obtained. Clinical trial delays could also shorten any periods during which its products have patent protection and may allow competitors to develop and bring products to market before Salarius does, which could impair its ability to successfully commercialize its product candidates and may harm its business and results of operations.

The approach Salarius is taking to discover and develop novel oncology therapeutics using epigenetic enzymes to moderate transcription factors and thereby control abnormal protein expression is unproven and may never lead to marketable products.

The scientific discoveries that form the basis for Salarius’ efforts to discover and develop its current product candidates are relatively recent. To date, neither Salarius nor any other company has received regulatory approval to market therapeutics using epigenetic enzymes. The scientific evidence to support the feasibility of developing drugs based on these discoveries is both preliminary and limited. Successful development of therapeutic products by Salarius will require solving a number of issues. In addition, any product candidates that Salarius develops may not demonstrate in patients the chemical and pharmacological properties ascribed to them in laboratory and pre-clinical trials, and they may interact with human biological systems in unforeseen, ineffective or even harmful ways. For instance, Salarius’ clinical and pre-clinical data to date is not validated and Salarius has no way of knowing if after validation Salarius’ clinical trial data will be complete and consistent. If Salarius does not successfully develop and commercialize product candidates based upon this technological approach, it may not become profitable and the value of its capital stock may decline.

Further, Salarius’ focus on epigenetic enzyme technology for developing product candidates as opposed to multiple, more proven technologies for drug development increases the risk associated with its business. If Salarius is not successful in developing an approved product using its technology, it may not be able to identify and successfully implement an alternative product development strategy. In addition, work by other companies pursuing similar technologies may encounter setbacks and difficulties that regulators and investors may attribute to Salarius’ product candidates, whether appropriate or not.

Salarius’ therapeutic product candidates are based on a relatively novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

Salarius has concentrated its research and development efforts to date on a limited number of product candidates based on its epigenetic enzyme therapeutic platform and identifying its initial targeted disease indications. Salarius’ future success depends on its successful development of viable product candidates. Currently, only one of its product candidates Seclidemstat, a reversible LSD1 inhibitor, is in Phase 1 clinical development, and the remainder of its product candidates are in pre-clinical development. There can be no assurance that Salarius will not experience problems or delays in developing its product candidates and that such problems or delays will not cause unanticipated costs, or that any such development problems can be solved.

The clinical trial and manufacturing requirements of the FDA, the European Medicines Agency, (which we refer to as the “EMA”), and other regulatory authorities, and the criteria these regulators use to determine the safety and efficacy of a product candidate, vary substantially according to the type, complexity, novelty and intended use and market of the product candidate. The regulatory approval process for novel product candidates such as epigenetic enzyme therapeutics can be more expensive and take longer than for other, better known or more extensively studied product candidates. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for Salarius’ product candidates in either the United States or the European Union or how long it will take to commercialize its product candidates, even if approved for marketing. Approvals by the European Commission may not be indicative of what the FDA, and vice versa, may require for approval and different or additional pre-clinical trials or clinical trials may be required to support regulatory approval in each respective jurisdiction. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product candidate to market could decrease Salarius’ ability to generate sufficient product revenue, and Salarius’ business, financial condition, results of operations and prospects may be harmed.

Salarius’ product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial viability of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by its product candidates could cause Salarius or regulatory authorities to interrupt, delay, or terminate clinical trials or even if approved, result in a restrictive label or delay regulatory approval by the FDA or comparable foreign authorities.

In addition, to date Salarius’ product candidates have been studied in only a very limited number of patients. Salarius may experience a high rates or severity of adverse events and comparable or high rates of discontinuation in testing in its future clinical trials. There is no guarantee that severe side effects will not be identified through ongoing clinical trials of Salarius’ product candidates for current and other indications. Undesirable side effects and negative results for other indications may negatively impact the development and potential for approval of Salarius’ product candidates for their proposed indications.

Additionally, even if one or more of its product candidates receives marketing approval, and Salarius or others later identify undesirable side effects caused by such products, potentially significant negative consequences could result, including but not limited to:

•	regulatory authorities may withdraw approvals of such products;

•	regulatory authorities may require additional warnings on the label;

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Salarius may be required to create a Risk Evaluation and Mitigation Strategy, (which we refer to as “REMS”), plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	Salarius could be sued and held liable for harm caused to patients; and

•	its reputation may suffer.

Any of these events could prevent Salarius from achieving or maintaining market acceptance of a product candidate, even if approved, and could significantly harm or cause the complete failure of its business, results of operations, and prospects.

Salarius’ product development program may not uncover all possible adverse events that patients who take its product candidates may experience. The number of subjects exposed to Seclidemstat or its other product candidates and the average exposure time in the clinical development program may be inadequate to detect rare adverse events, or chance findings, that may only be detected once the product is administered to more patients and for greater periods of time.

Clinical trials by their nature use a sample of the potential patient population. However, with a limited number of subjects and limited duration of exposure, Salarius cannot be fully assured that rare and severe side effects of Seclidemstat or its other product candidates will be uncovered. Such rare and severe side effects may only be uncovered with a significantly larger number of patients exposed to the drug. If such safety problems occur or are identified after Seclidemstat or another product candidate reaches the market, the FDA may require that Salarius amend the labeling of the product or recall the product, or may even withdraw approval for the product.

Salarius is heavily dependent on the success of its product candidates, which are in the early stages of clinical development. Some of its product candidates may produce results in pre-clinical or clinical settings, or for other indications than those for which Salarius contemplates conducting development and seeking FDA approval, and Salarius cannot give any assurance that it will generate data for any of its product candidates sufficient to receive regulatory approval in its planned indications, which will be required before they can be commercialized.

Salarius has invested substantially all of its efforts and financial resources to identify, acquire and develop its portfolio of product candidates. Its future success is dependent on its ability to successfully further develop, obtain regulatory approval for, and commercialize one or more product candidates. Salarius currently generates no revenue from sales of any products, and Salarius may never be able to develop or commercialize a product candidate.

Salarius currently has one product candidate in Phase 1 clinical trials for advanced solid tumors – Seclidemstat. This is only one of the multiple indications for which Salarius plans to develop this product candidate. There can be no assurance that the data that Salarius develops for its product candidates in its planned indications will be sufficient to obtain regulatory approval.

In addition, none of its product candidates have advanced into a pivotal clinical trial for Salarius’ proposed indications and it may be years before any such clinical trial is initiated and completed, if at all. Salarius is not permitted to market or promote any of its product candidates before it receives regulatory approval from the FDA or comparable foreign regulatory authorities, and Salarius may never receive such regulatory approval for any of its product candidates. Salarius cannot be certain that any of its product candidates will be successful in clinical trials or receive regulatory approval. Further, its product candidates may not receive regulatory approval even if they are successful in clinical trials. If Salarius does not receive regulatory approvals for its product candidates, Salarius may not be able to continue its operations.

Product development involves a lengthy and expensive process with an uncertain outcome, and results of earlier pre-clinical and clinical trials may not be predictive of future clinical trial results.

Clinical testing is expensive and generally takes many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical trials and early clinical trials of Salarius’ product candidates may not be predictive of the results of larger, later-stage controlled clinical trials. Product candidates that have shown promising results in early-stage clinical trials may still suffer significant setbacks in subsequent clinical trials. Salarius’ clinical trials to date have been conducted on a small number of patients in limited numbers of clinical sites for a limited number of indications. Salarius will have to conduct larger, well-controlled trials in its proposed indications to verify the results obtained to date and to support any regulatory submissions for further clinical development. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles despite promising results in earlier, smaller clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses. Salarius does not know whether any Phase 1, Phase 2, Phase 3, or other clinical trials Salarius may conduct will demonstrate consistent or adequate efficacy and safety with respect to the proposed indication for use sufficient to receive regulatory approval or market its drug candidates.

Salarius may use its financial and human resources to pursue a particular research and/or development program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because Salarius has limited financial and human resources, it may forego or delay pursuit of opportunities with some programs or product candidates or for other indications that later prove to have greater commercial potential. Salarius’ resource allocation decisions may cause it to fail to capitalize on viable commercial products or more profitable market opportunities. Salarius’ spending on current and future research and development programs and future product candidates for specific indications may not yield any commercially viable products. Salarius may also enter into additional strategic collaboration agreements to develop and commercialize some of its programs and potential product candidates in indications with potentially large commercial markets. If Salarius does not accurately evaluate the commercial potential or target market for a particular product candidate, it may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other royalty arrangements in cases in which it would have been more advantageous for Salarius to retain sole development and commercialization rights to such product candidate, or Salarius may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

Salarius may find it difficult to enroll patients in its clinical trials given the limited number of patients who have the diseases for which its product candidates are being studied. Difficulty in enrolling patients is a common hurdle faced by early stage biotechnology companies and could, and often does, delay or prevent clinical trials of product candidates.

Identifying and qualifying patients to participate in clinical trials of Salarius’ product candidates is essential to its success. The timing of Salarius’ clinical trials depends in part on the rate at which Salarius can recruit patients to participate in clinical trials of its product candidates, and Salarius may experience delays in its clinical trials if Salarius encounters difficulties in enrollment, clinical enrollment is inherently difficult, and often time consuming.

The eligibility criteria of Salarius’ planned clinical trials may further limit the available eligible trial participants as Salarius expects to require that patients have specific characteristics that Salarius can measure or meet the criteria to assure their conditions are appropriate for inclusion in its clinical trials. Salarius may not be able to identify, recruit, and enroll a sufficient number of patients to complete its clinical trials in a timely manner because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, and the willingness of physicians to participate in its planned clinical trials. If patients are unwilling to participate in Salarius’ clinical trials for any reason, the timeline for conducting trials and obtaining regulatory approval of its product candidates may be delayed.

If Salarius experiences delays in the completion of, or termination of, any clinical trials of its product candidates, the commercial prospects of its product candidates could be harmed, and its ability to generate product revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing its clinical trials would likely increase its overall costs, impair product candidate development and jeopardize its ability to obtain regulatory approval relative to its current plans. Any of these occurrences may harm its business, financial condition, and prospects significantly.

Salarius may face potential product liability, and, if successful claims are brought against it, Salarius may incur substantial liability and costs which could be greater than its insurance coverage or overall resources. If the use or misuse of Salarius’ product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to its product candidates, Salarius’ regulatory approvals, if any, could be revoked or otherwise negatively impacted and Salarius could be subject to costly and damaging product liability claims. If Salarius is unable to obtain adequate insurance or is required to pay for liabilities resulting from a claim excluded from, or beyond the limits of, its insurance coverage, a material liability claim could adversely affect its financial condition.

The use or misuse of Salarius’ product candidates in clinical trials and the sale of any products for which Salarius may obtain marketing approval exposes Salarius to the risk of potential product liability claims. Product liability claims might be brought against Salarius by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with its product candidates and approved products, if any. There is a risk that Salarius’ product candidates may induce adverse events. If Salarius cannot successfully defend against product liability claims, it could incur substantial liability and costs. Patients with the diseases targeted by Salarius’ product candidates may already be in severe and advanced stages of disease and have both known and unknown significant preexisting and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to Salarius’ product candidates. Such events could subject Salarius to costly litigation, require it to pay substantial amounts of money to injured patients, delay, negatively impact or end its opportunity to receive or maintain regulatory approval to market its products, or require Salarius to suspend or abandon its commercialization efforts. Even in a circumstance in which an adverse event is unrelated to Salarius’ product candidates, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may delay Salarius’ regulatory approval process or impact and limit the type of regulatory approvals its product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on Salarius’ business, financial condition or results of operations.

Although Salarius has product liability insurance, which covers its clinical trials in the United States, for up to $1 million per occurrence, up to an aggregate limit of $3 million, its insurance may be insufficient to reimburse it for any expenses or losses Salarius may suffer. Salarius will also likely be required to increase its product liability insurance coverage for the advanced clinical trials that it plans to initiate. If Salarius obtains marketing approval for any of its product candidates, it will need to expand its insurance coverage to include the sale of commercial products. There is no way to know if Salarius will be able to continue to obtain product liability coverage and obtain expanded coverage if it requires it, in sufficient amounts to protect it against losses due to liability, on acceptable terms, or at all. Salarius may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limits of, its insurance coverage. Where Salarius has provided indemnities in favor of third parties under its agreements with them, there is also a risk that these third parties could incur liability and bring a claim under such indemnities. An individual may bring a product liability claim against Salarius alleging that one of its product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. Any product liability claim brought against Salarius, with or without merit, could result in:

•	withdrawal of clinical trial volunteers, investigators, patients or trial sites or limitations on approved indications;

•	the inability to commercialize, or if commercialized, decreased demand for, its product candidates;

•	if commercialized, product recalls, withdrawals of labeling, marketing or promotional restrictions or the need for product modification;

•	initiation of investigations by regulators;

•	loss of revenues;

•	substantial costs of litigation, including monetary awards to patients or other claimants;

•	liabilities that substantially exceed Salarius’ product liability insurance, which Salarius would then be required to pay itself;

•	an increase in Salarius’ product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;

•	the diversion of management’s attention from Salarius’ business; and

•	damage to Salarius’ reputation and the reputation of its products and its technology.

Product liability claims may subject Salarius to the foregoing and other risks, which could have a material adverse effect on its business, financial condition or results of operations.

Risks Related to Regulatory Approval of Salarius’ Product Candidates and Other Legal Compliance Matters

A potential breakthrough therapy designation by the FDA for Salarius’ product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that Salarius’ product candidates will receive marketing approval.

Salarius may seek a breakthrough therapy designation from the FDA for some of its product candidates. A breakthrough therapy is defined as a drug or biological product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biological product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs or biological products that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA could also be eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Salarius believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Salarius’ product candidates qualify and are designated as breakthrough therapies, the FDA may later decide that the drugs or biological products no longer meet the conditions for designation and the designation may be rescinded.

Salarius may seek Fast Track designation for one or more of its product candidates, but it might not receive such designation, and even if Salarius does, such designation may not actually lead to a faster development or regulatory review or approval process.

If a product candidate is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a product sponsor may apply for FDA Fast Track designation. If Salarius seeks Fast Track designation for a product candidate, Salarius may not receive it from the FDA. However, even if Salarius receives Fast Track designation, Fast Track designation does not ensure that Salarius will receive marketing approval or that approval will be granted within any particular timeframe. Salarius may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from Salarius’ clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Even if Salarius obtains regulatory approval for a product, Salarius will remain subject to ongoing regulatory requirements.

If any of Salarius’ product candidates are approved, Salarius will be subject to ongoing regulatory requirements with respect to manufacturing, labeling, packaging, storage, marketing, advertising, promotion, sampling, record-keeping, conduct of post-marketing clinical trials, and submission of safety, efficacy and other post-approval information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to continuously comply with FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, (which we refer to as “cGMP”), regulations and corresponding foreign regulatory manufacturing requirements. As such, Salarius and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any new drug application (which we refer to as “NDA”) or marketing authorization application.

Any regulatory approvals that Salarius receives for its product candidates may be subject to limitations on the approved indicated uses for which the product candidate may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. Salarius will be required to report adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. If its original marketing approval for a product candidate was obtained through an accelerated approval pathway, Salarius could be required to conduct a successful post-marketing clinical trial in order to confirm the clinical benefit for its products. An unsuccessful post-marketing clinical trial or failure to complete such a trial could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, the regulatory agency may impose restrictions on that product or Salarius, including requiring withdrawal of the product from the market. If Salarius fails to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any of Salarius’ ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by Salarius;

•	impose restrictions on Salarius’ operations, including closing its contract manufacturers’ facilities; or

•	require a product recall.

Any government investigation of alleged violations of law would be expected to require Salarius to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect its ability to develop and commercialize its products and the value of Salarius and its operating results would be adversely affected.

Healthcare legislative reform measures may have a material adverse effect on Salarius’ business, financial condition or results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs or otherwise change or reform the provision of healthcare products and services to the patient population. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Health Care Reform Law, was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Health Care Reform Law, among other things, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of specified branded prescription drugs, and promotes a new Medicare Part D coverage gap discount program.

In addition, other legislative changes have been proposed and adopted in the United States since the Health Care Reform Law was enacted and Salarius expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand or lower pricing for its product candidates, or additional pricing pressures.

Salarius may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and health information privacy and security laws. If Salarius is unable to comply, or has not fully complied, with such laws, it could face substantial penalties.

If Salarius obtains FDA approval for any of its product candidates and begins commercializing those products in the United States, its operations may be subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations. These laws may impact, among other things, its proposed sales, marketing, and education programs. In addition, Salarius may be subject to patient privacy regulation by both the federal government and the states in which Salarius conduct its business. The laws that may affect its ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes specified requirements relating to the privacy, security, and transmission of individually identifiable health information;

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the federal physician sunshine requirements under the Health Care Reform Laws requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including governmental and private payors, to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Salarius’ business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

If Salarius’ operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to Salarius, Salarius may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of its operations, any of which could adversely affect its ability to operate Salarius’ business and its results of operations.

Reliance on government funding for Salarius’ programs may add uncertainty to its research and commercialization efforts with respect to those programs that are tied to such funding and may impose requirements that limit its ability to take specified actions, increase the costs of commercialization and production of product candidates developed under those programs and subject Salarius to potential financial penalties, which could materially and adversely affect its business, financial condition and results of operations.

During the course of Salarius’ development of its product candidates, it has been funded in part through federal and state grants, including but not limited to the funding it received from CPRIT. In addition to the funding Salarius has received to date, it intends to continue to apply for federal and state grants to receive additional funding in the future. Contracts and grants funded by the U.S. government, state governments and their related agencies include provisions that reflect the government’s substantial rights and remedies, many of which are not typically found in commercial contracts, including powers of the government to:

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require repayment of all or a portion of the grant proceeds, in specified cases with interest, in the event Salarius violates specified covenants pertaining to various matters that include a failure to achieve specified milestones or to comply with terms relating to use of grant proceeds, or failure to comply with specified laws;

•	terminate agreements, in whole or in part, for any reason or no reason;

•	reduce or modify the government’s obligations under such agreements without the consent of the other party;

•	claim rights, including intellectual property rights, in products and data developed under such agreements;

•	audit contract related costs and fees, including allocated indirect costs;

•	suspend the contractor or grantee from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements;

•	impose qualifications for the engagement of manufacturers, suppliers and other contractors as well as other criteria for reimbursements;

•	suspend or debar the contractor or grantee from doing future business with the government;

•	control and potentially prohibit the export of products;

•	pursue criminal or civil remedies under the False Claims Act, False Statements Act and similar remedy provisions specific to government agreements; and

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limit the government’s financial liability to amounts appropriated by the U.S. Congress on a fiscal year basis, thereby leaving some uncertainty about the future availability of funding for a program even after it has been funded for an initial period.

In addition to those powers set forth above, the government funding Salarius may receive could also impose requirements to make payments based upon sales of its products, if any, in the future.

Salarius may not have the right to prohibit the U.S. government from using specified technologies developed by it, and Salarius may not be able to prohibit third-party companies, including its competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government generally takes the position that it has the right to royalty-free use of technologies that are developed under U.S. government contracts. These and other provisions of government grants may also apply to intellectual property Salarius licenses now or in the future.

In addition, government contracts and grants normally contain additional requirements that may increase Salarius’ costs of doing business, reduce its profits, and expose it to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized accounting systems unique to government contracts and grants;

•	mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent;

•	public disclosures of some contract and grant information, which may enable competitors to gain insights into Salarius’ research program; and

•	mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.

If Salarius fails to maintain compliance with any such requirements that may apply to it now or in the future, Salarius may be subject to potential liability and to termination of Salarius’ contracts.

If Salarius fails to comply with environmental, health and safety laws and regulations, Salarius could become subject to fines or penalties or incur costs and liabilities that could have a material adverse effect on its business, financial condition or results of operations.

Salarius’ research and development activities and its third-party manufacturers’ and suppliers’ activities involve the controlled storage, use, and disposal of hazardous materials, including the components of its product candidates and other hazardous compounds. Salarius and its manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at Salarius’ and its manufacturers’ facilities pending their use and disposal. Salarius cannot eliminate the risk of contamination, which could cause an interruption of its commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Although Salarius believes that the safety procedures utilized by it and its third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, Salarius cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, Salarius may be held liable for any resulting damages and such liability could exceed its resources and state or federal or other applicable authorities may curtail Salarius’ use of specified materials and/or interrupt its business operations. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. Salarius cannot predict the impact of such changes and cannot be certain of its future compliance. Salarius does not currently carry biological or hazardous waste insurance coverage.

Risks Related to Salarius’ Intellectual Property

Salarius may not be successful in obtaining or maintaining necessary rights to its targets, product compounds and processes for its development pipeline through acquisitions and in-licenses.

Presently, Salarius has rights to the intellectual property, through licenses from third parties and under patents and patent applications that Salarius owns, to modulate only a subset of the known epigenetic enzyme targets. Because Salarius’ programs may involve a range of targets, including targets that require the use of proprietary rights held by third parties, the growth of its business may depend in part on Salarius’ ability to acquire, in-license or use these proprietary rights. In addition, Salarius’ product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. Salarius may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that it identifies. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that Salarius may consider attractive. These established companies may have a competitive advantage over Salarius due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, Salarius has previously and may continue to collaborate with academic institutions worldwide to accelerate its pre-clinical and clinical research or development under written agreements with these institutions. Typically, these institutions provide an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such right of first negotiation for intellectual property, Salarius may be unable to negotiate a license within the specified time frame or under terms that are acceptable to it. If Salarius is unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking Salarius’ ability to pursue its program.

In addition, companies that perceive Salarius to be a competitor may be unwilling to assign or license rights to it. Salarius also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment. If Salarius is unable to successfully obtain rights to third-party intellectual property rights, its business, financial condition and prospects for growth could suffer.

Salarius intends to rely on patent rights for its product candidates and any future product candidates. If Salarius is unable to obtain or maintain exclusivity from the combination of these approaches, Salarius may not be able to compete effectively in its markets.

Salarius relies or will rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to its technologies and product candidates. Its success depends in large part on its and its licensors’ ability to obtain regulatory exclusivity and maintain patent and other intellectual property protection in the United States and in other countries with respect to its proprietary technology and products.

Salarius has sought to protect its proprietary position by filing patent applications in the United States and abroad related to its product candidates that are important to its business. This process is expensive and time consuming, and Salarius may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Salarius will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patent applications that Salarius owns or in-licenses may fail to result in issued patents with claims that cover its product candidates in the United States or in other foreign countries. There is no assurance that all potentially relevant prior art relating to its patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover Salarius’ product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, Salarius’ patents and patent applications may not adequately protect its intellectual property, provide exclusivity for its product candidates, or prevent others from designing around the Salarius claims. Any of these outcomes could impair Salarius’ ability to prevent competition from third parties, which may have an adverse impact on its business.

Salarius, independently or together with its licensors, has filed several patent applications covering various aspects of its product candidates. Salarius cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to Salarius after patent issuance could deprive Salarius of rights necessary for the successful commercialization of any product candidates that Salarius may develop. Further, if Salarius encounters delays in regulatory approvals, the period of time during which Salarius could market a product candidate under patent protection could be reduced.

If Salarius cannot obtain and maintain effective protection of exclusivity from its regulatory efforts and intellectual property rights, including patent protection or data exclusivity, for its product candidates, Salarius may not be able to compete effectively and its business and results of operations would be harmed.

Salarius may not have sufficient patent term protections for its product candidates to effectively protect its business.

Patents have a limited term. In the United States, the statutory expiration of a patent is generally 20 years after it is filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering its product candidates are obtained, once the patent life has expired for a product candidate, Salarius may be open to competition from generic medications. In addition, upon issuance in the United States any patent term can be adjusted based on specified delays caused by the applicant(s) or the U.S. Patent and Trademark Office (which we refer to as the “USPTO”).

Patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent or data exclusivity terms of Salarius’ product candidates. Salarius will likely rely on patent term extensions, and Salarius cannot provide any assurances that any such patent term extensions will be obtained and, if so, for how long. As a result, Salarius may not be able to maintain exclusivity for its product candidates for an extended period after regulatory approval, if any, which would negatively impact its business, financial condition, results of operations and prospects. If Salarius does not have sufficient patent terms or regulatory exclusivity to protect its product candidates, its business and results of operations will be adversely affected.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Salarius’ ability to protect its products, and recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of its issued patents.

As is the case with other biotechnology companies, Salarius’ success is heavily dependent on patents and the ability to enforce and protect these patients. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in specified circumstances and weakened the rights of patent owners in specified situations. In addition to increasing uncertainty with regard to Salarius’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Salarius’ ability to obtain new patents or to enforce Salarius’ existing patents and patents that it might obtain in the future. Some of Salarius’ patent claims may be affected by the recent U.S. Supreme Court decision in Association for Molecular Pathology v. Myriad Genetics. In Myriad, the Supreme Court held that unmodified isolated fragments of genomic sequences, such as the DNA constituting the BRCA1 and BRCA2 genes, are not eligible for patent protection because they constitute a product of nature. The exact boundaries of the Supreme Court’s decision remain unclear as the Supreme Court did not address other types of nucleic acids.

On December 16, 2014, the USPTO issued guidance to patent examiners titled 2014 Interim Guidance on Patent Subject Matter Eligibility (Fed. Reg. 79 (241): 74618-33. These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings and apply the Myriad ruling to natural products and principles including all naturally occurring nucleic acids. In addition, the USPTO continues to provide updates to its guidance and this is a developing area. The recent USPTO guidance could make it impossible for Salarius to pursue similar patent claims in patent applications Salarius may prosecute in the future.

Salarius’ patent portfolio contains claims of various types and scope, including chemically modified mimics, as well as methods of medical treatment. The presence of varying claims in Salarius’ patent portfolio significantly reduces, but may not eliminate, its exposure to potential validity challenges under Myriad or future judicial decisions. However, it is not yet clear what, if any, impact this recent Supreme Court decision or future decisions will have on the operation of Salarius’ business.

For Salarius’ U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO has promulgated regulations and developed procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, did not come into effect until March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of Salarius’ business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on Salarius’ business, financial condition or results of operations.

An important change introduced by the Leahy-Smith Act is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before Salarius could therefore be awarded a patent covering an invention of Salarius’ even if Salarius had made the invention before it was made by the third party. This will require Salarius to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, Salarius’ ability to obtain and maintain valid and enforceable patents depends on whether the differences between its technology and the prior art allow its technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, Salarius cannot be certain that it was the first to either (i) file any patent application related to its product candidates or (ii) invent any of the inventions claimed in its patents or patent applications.

Among some of the other changes introduced by the Leahy-Smith Act are changes that limit where a patentee may file a patent infringement suit and new procedures providing opportunities for third parties to challenge any issued patent in the USPTO. Included in these new procedures is a process known as Inter Partes Review, or IPR, which has been generally used by many third parties over the past two years to invalidate patents. The IPR process is not limited to patents filed after the Leahy-Smith Act was enacted, and would therefore be available to a third party seeking to invalidate any of Salarius’ U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Salarius’ patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

If Salarius is unable to maintain effective proprietary rights for its product candidates or any future product candidates, Salarius may not be able to compete effectively in its proposed markets.

In addition to the protection afforded by patents, Salarius relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that Salarius elects not to patent, processes for which patents are difficult to enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. Salarius seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors, and contractors. Salarius also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Salarius has confidence in these individuals, organizations and systems, agreements or security measures may be breached, and Salarius may not have adequate remedies for any breach. In addition, its trade secrets may otherwise become known or be independently discovered by competitors.

Although Salarius expects all of its employees and consultants to assign their inventions to Salarius, and all of its employees, consultants, advisors, and any third parties who have access to its proprietary know- how, information, or technology to enter into confidentiality agreements, Salarius cannot provide any assurances that all such agreements have been duly executed or that its trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of Salarius’ trade secrets could impair its competitive position and may have a material adverse effect on its business, financial condition or results of operations. Additionally, if the steps taken to maintain its trade secrets are deemed inadequate, Salarius may have insufficient recourse against third parties for misappropriating the trade secret.

Third-party claims of intellectual property infringement may prevent or delay Salarius’ development and commercialization efforts.

Salarius’ commercial success depends in part on its ability to develop, manufacture, market and sell its product candidates and use its proprietary technology without infringing the patent rights of third parties.

Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the area of epigenetic enzyme inhibitors and related technologies. Salarius is aware of U.S. and foreign patents and pending patent applications owned by third parties that cover therapeutic uses of epigenetic inhibitors. Salarius is currently monitoring these patents and patent applications. Salarius may in the future pursue available proceedings in the U.S. and foreign patent offices to challenge the validity of these patents and patent applications. In addition, or alternatively, Salarius may consider whether to seek to negotiate a license of rights to technology covered by one or more of such patents and patent applications. If any patents or patent applications cover its product candidates or technologies, Salarius may not be free to manufacture or market its product candidates, as planned, absent such a license, which may not be available to Salarius on commercially reasonable terms, or at all.

It is also possible that Salarius has failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Moreover, it is difficult for industry participants, including Salarius, to identify all third-party patent rights that may be relevant to its product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Salarius may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to its technology. In addition, Salarius may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a current or future product candidate, or Salarius may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by its activities. Additionally, pending patent applications that have been published can, subject to specified limitations, be later amended in a manner that could cover Salarius’ technologies, its product candidates or the use of its product candidates.

There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Salarius is developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that its product candidates may be subject to claims of infringement of the patent rights of third parties.

Parties making claims against Salarius may obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize one or more of its product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from its business. In the event of a successful claim of infringement against Salarius, Salarius may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Salarius may not be successful in meeting its obligations under its existing license agreements necessary to maintain its product candidate licenses in effect. In addition, if required in order to commercialize its product candidates, Salarius may be unsuccessful in obtaining or maintaining necessary rights to its product candidates through acquisitions and in-licenses.

Salarius currently has rights to the intellectual property, through licenses from third parties and under patents that Salarius does not own, to develop and commercialize its product candidates. Because its programs may require the use of proprietary rights held by third parties, the growth of its business will likely depend in part on its ability to maintain in effect these proprietary rights. Any termination of license agreements with third parties with respect to its product candidates would be expected to negatively impact its business prospects.

Salarius may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that Salarius identifies as necessary for its product candidates.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that Salarius may consider attractive. These established companies may have a competitive advantage over Salarius due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive Salarius to be a competitor may be unwilling to assign or license rights to Salarius. Even if Salarius is able to license or acquire third-party intellectual property rights that are necessary for its product candidates, there can be no assurance that they will be available on favorable terms.

Salarius collaborates with academic institutions worldwide to identify product candidates, accelerate its research and conduct development. Typically, these institutions have provided Salarius with an option to negotiate an exclusive license to any of the institution’s rights in the patents or other intellectual property resulting from the collaboration. Regardless of such option, Salarius may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to Salarius. If Salarius is unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking its ability to pursue a program of interest to Salarius.

If Salarius is unable to successfully obtain and maintain rights to required third-party intellectual property, Salarius may have to abandon development of that product candidate or pay additional amounts to the third-party, and its business and financial condition could suffer.

The patent protection and patent prosecution for some of Salarius’ product candidates is dependent on third parties.

While Salarius normally seeks and gains the right to fully prosecute the patents relating to its product candidates, there may be times when patents relating to its product candidates are controlled by its licensors. If future licensors fail to appropriately and broadly prosecute and maintain patent protection for patents covering any of its product candidates, its ability to develop and commercialize those product candidates may be adversely affected and Salarius may not be able to prevent competitors from making, using, importing, and selling competing products. In addition, even where Salarius now has the right to control patent prosecution of patents and patent applications Salarius has licensed from third parties, Salarius may still be adversely affected or prejudiced by actions or inactions of its licensors in effect from actions prior to Salarius assuming control over patent prosecution.

If Salarius fails to comply with obligations in the agreements under which Salarius licenses intellectual property and other rights from third parties or otherwise experience disruptions to its business relationships with its licensors, Salarius could lose license rights that are important to its business.

Salarius is a party to intellectual property licenses and supply agreements that are important to its business and may enter into additional license agreements in the future. Salarius’ existing agreements impose, and Salarius expects that future license agreements will impose, various diligence, milestone payment, royalty, purchasing, and other obligations on it. If Salarius fails to comply with its obligations under these agreements, or Salarius is subject to a bankruptcy, its agreements may be subject to termination by the licensor, in which event Salarius would not be able to develop, manufacture, or market products covered by the license or subject to supply commitments.

Salarius may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe Salarius’ patents or the patents of its licensors. If Salarius or one of its licensing partners were to initiate legal proceedings against a third party to enforce a patent covering one of its product candidates, the defendant could counterclaim that the patent covering its product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, clarity or non- enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Interference proceedings provoked by third parties or brought by Salarius or declared by the USPTO may be necessary to determine the priority of inventions with respect to Salarius’ patents or patent applications or those of its licensors. An unfavorable outcome could require Salarius to cease using the related technology or to attempt to license rights to it from the prevailing party. Salarius’ business could be harmed if the prevailing party does not offer Salarius a license on commercially reasonable terms. Its defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract its management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on its ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties, or enter into development partnerships that would help Salarius bring its product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Salarius’ confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of its common stock.

Salarius may be subject to claims that its employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Salarius employs individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including Salarius’ competitors or potential competitors. Although Salarius has written agreements and makes every effort to ensure that its employees, consultants, and independent contractors do not use the proprietary information or intellectual property rights of others in their work for Salarius, Salarius may in the future be subject to any claims that its employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties. Litigation may be necessary to defend against these claims. If Salarius fails in defending any such claims, in addition to paying monetary damages, Salarius may lose valuable intellectual property rights or personnel, which could adversely impact its business. Even if Salarius is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Salarius may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Competitors may use Salarius’ technologies in jurisdictions where Salarius has not obtained patent protection to develop its own products and may also export infringing products to territories where Salarius has patent protection, but enforcement is not as strong as that in the United States. These products may compete with its products and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries, particularly some developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for Salarius to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce Salarius’ patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert Salarius’ efforts and attention from other aspects of its business, could put Salarius’ patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against Salarius. Salarius may not prevail in any lawsuits that Salarius initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Salarius develops or licenses.

Risks Related to Salarius’ Reliance on Third Parties

Salarius relies on or will rely on third parties to conduct its clinical trials, manufacture its product candidates and perform other services. If these third parties do not successfully perform and comply with regulatory requirements, Salarius may not be able to successfully complete clinical development, obtain regulatory approval or commercialize its product candidates and its business could be substantially harmed.

Salarius has relied upon and plans to continue to rely upon third-parties such as CROs, hospitals, etc. to conduct, monitor and manage its ongoing clinical programs. Salarius relies on these parties for execution of clinical trials and manages and controls only some aspects of their activities. Salarius remains responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and its reliance on these third parties does not relieve Salarius of its regulatory responsibilities. Salarius and its CROs and other vendors are required to comply with all applicable laws, regulations and guidelines, including those required by the FDA and comparable foreign regulatory authorities for all of its product candidates in clinical development. If Salarius or any of its CROs or vendors fail to comply with applicable laws, regulations and guidelines, the results generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Salarius to perform additional clinical trials before approving its marketing applications. Salarius cannot be assured that its CROs and other vendors will meet these requirements, or that upon inspection by any regulatory authority, such regulatory authority will determine that efforts, including any of its clinical trials, comply with applicable requirements. Its failure to comply with these laws, regulations and guidelines may require Salarius to repeat clinical trials, which would be costly and delay the regulatory approval process.

If any of Salarius’ relationships with these third-parties terminate, Salarius may not be able to enter into arrangements with alternative third parties in a timely manner or do so on commercially reasonable terms. In addition, third parties may not prioritize Salarius’ clinical trials relative to those of other customers and any turnover in personnel or delays in the allocation of third party employees may negatively affect its clinical trials. If third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, Salarius’ clinical trials may be delayed or terminated and Salarius may not be able to meet its current plans with respect to its product candidates. CROs, in particular, may also involve higher costs than anticipated, which could negatively affect Salarius’ financial condition and operations.

In addition, Salarius does not currently have, nor does Salarius currently plan to establish the capability to manufacture product candidates for use in the conduct of its clinical trials, and Salarius lacks the resources and the capability to manufacture any of its product candidates on a clinical or commercial scale without the use of third-party manufacturers. Salarius plans to rely on third-party manufacturers and their responsibilities will include purchasing from third-party suppliers the materials necessary to produce its product candidates for its clinical trials and regulatory approval. There are expected to be a limited number of suppliers for the active ingredients and other materials that Salarius expects to use to manufacture its product candidates, and Salarius may not be able to identify alternative suppliers to prevent a possible disruption of the manufacture of its product candidates for its clinical trials, and, if approved, ultimately for commercial sale. Although Salarius generally does not expect to begin a clinical trial unless Salarius believes it has a sufficient supply of a product candidate to complete the trial, any significant delay or discontinuity in the supply of a product candidate, or the active ingredient or other material components in the manufacture of the product candidate could delay completion of its clinical trials and potential timing for regulatory approval of its product candidates, which would harm its business and results of operations.

Salarius expects to rely on third parties to manufacture its clinical product supplies, and Salarius intends to rely on third parties to produce and process its product candidates, if approved, and Salarius’ commercialization of any of its product candidates could be stopped, delayed or made less profitable if those third parties fail to obtain approval of government regulators, fail to provide Salarius with sufficient quantities of drug product, or fail to do so at acceptable quality levels or prices.

Salarius does not currently have nor does it currently plan to develop the infrastructure or capability internally to manufacture its clinical supplies for use in the conduct of Salarius’ clinical trials, and Salarius lacks the resources and the capability to manufacture any of its product candidates on a clinical or commercial scale. Salarius currently relies on outside vendors to manufacture its clinical supplies of its product candidates and plans to continue relying on third parties to manufacture its product candidates on a commercial scale, if approved.

Salarius does not yet have sufficient information to reliably estimate the cost of the commercial manufacturing of its product candidates and its current costs to manufacture its drug products is not commercially feasible, and the actual cost to manufacture its product candidates could materially and adversely affect the commercial viability of its product candidates. As a result, Salarius may never be able to develop a commercially viable product.

In addition, Salarius’ reliance on third-party manufacturers exposes Salarius to the following additional risks:

•	Salarius may be unable to identify manufacturers on acceptable terms or at all.

•

Salarius’ third-party manufacturers might be unable to timely formulate and manufacture Salarius’ product or produce the quantity and quality required to meet Salarius’ clinical and commercial needs, if any.

•	Contract manufacturers may not be able to execute Salarius’ manufacturing procedures appropriately.

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Salarius’ future third-party manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store and distribute its products.

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Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMPs and other government regulations and corresponding foreign standards. Salarius does not have control over third-party manufacturers’ compliance with these regulations and standards.

•	Salarius may not own, or may have to share, the intellectual property rights to any improvements made by Salarius’ third-party manufacturers in the manufacturing process for its product candidates.

•	Salarius’ third-party manufacturers could breach or terminate their agreement with Salarius.

Each of these risks could delay Salarius’ clinical trials, the approval, if any of its product candidates by the FDA or the commercialization of its product candidates or result in higher costs or deprive Salarius of potential product revenue. In addition, Salarius relies on third parties to perform release testing on its product candidates prior to delivery to patients. If these tests are not appropriately conducted and test data are not reliable, patients could be put at risk of serious harm and could result in product liability suits.

The manufacture of medical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of medical products often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in Salarius’ supply of its product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Salarius cannot be assured that any stability or other issues relating to the manufacture of its product candidates will not occur in the future. Additionally, Salarius’ manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If Salarius’ manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, Salarius’ ability to provide its product candidates to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require Salarius to commence new clinical trials at additional expense or terminate clinical trials completely.

Salarius may be unable to realize the potential benefits of any collaboration.

Even if Salarius is successful in entering into a collaboration with respect to the development and/or commercialization of one or more product candidates, there is no guarantee that the collaboration will be successful. Collaborations may pose a number of risks, including:

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collaborators often have significant discretion in determining the efforts and resources that they will apply to the collaboration, and may not commit sufficient resources to the development, marketing or commercialization of the product or products that are subject to the collaboration;

•	collaborators may not perform their obligations as expected;

•

any such collaboration may significantly limit Salarius’ share of potential future profits from the associated program, and may require it to relinquish potentially valuable rights to its current product candidates, potential products or proprietary technologies or grant licenses on terms that are not favorable to Salarius;

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collaborators may cease to devote resources to the development or commercialization of Salarius’ product candidates if the collaborators view its product candidates as competitive with their own products or product candidates;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the course of development, might cause delays or termination of the development or commercialization of product candidates, and might result in legal proceedings, which would be time consuming, distracting and expensive;

•	collaborators may be impacted by changes in their strategic focus or available funding, or business combinations involving them, which could cause them to divert resources away from the collaboration;

•	collaborators may infringe the intellectual property rights of third parties, which may expose Salarius to litigation and potential liability;

•	the collaborations may not result in Salarius achieving revenues to justify such transactions; and

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collaborations may be terminated and, if terminated, may result in a need for Salarius to raise additional capital to pursue further development or commercialization of the applicable product candidate.

As a result, a collaboration may not result in the successful development or commercialization of Salarius’ product candidates.

Salarius enters into various contracts in the normal course of its business in which Salarius indemnifies the other party to the contract. In the event Salarius has to perform under these indemnification provisions, it could have a material adverse effect on its business, financial condition and results of operations.

In the normal course of business, Salarius periodically enters into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to Salarius’ academic and other research agreements, Salarius typically indemnifies the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which Salarius has secured licenses, and from claims arising from Salarius’ or its sublicensees’ exercise of rights under the agreement. With respect to Salarius’ collaboration agreements, Salarius indemnifies its collaborators from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party. With respect to consultants, Salarius indemnifies them from claims arising from the good faith performance of their services.

Should Salarius’ obligation under an indemnification provision exceed applicable insurance coverage or if Salarius were denied insurance coverage, Salarius’ business, financial condition and results of operations could be adversely affected. Similarly, if Salarius is relying on a collaborator to indemnify Salarius and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify Salarius, its business, financial condition and results of operations could be adversely affected.

Risks Related to Commercialization of Salarius’ Product Candidates

Salarius currently has limited marketing and sales experience. If Salarius is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its product candidates, Salarius may be unable to generate any revenue.

Although some of its employees may have marketed, launched, and sold other pharmaceutical products in the past while employed at other companies, Salarius has no experience selling and marketing its product candidates and Salarius currently has no marketing or sales organization. To successfully commercialize any products that may result from its development programs, Salarius will need to find one or more collaborators to commercialize its products or invest in and develop these capabilities, either on its own or with others, which would be expensive, difficult and time consuming. Any failure or delay in the timely development of Salarius’ internal commercialization capabilities could adversely impact the potential for success of its products.

If commercialization collaborators do not commit sufficient resources to commercialize its future products and Salarius is unable to develop the necessary marketing and sales capabilities on its own, Salarius will be unable to generate sufficient product revenue to sustain or grow its business. Salarius may be competing with companies that currently have extensive and well-funded marketing and sales operations, particularly in the markets its product candidates are intended to address. Without appropriate capabilities, whether directly or through third-party collaborators, Salarius may be unable to compete successfully against these more established companies.

Salarius may attempt to form collaborations in the future with respect to its product candidates, but it may not be able to do so, which may cause it to alter its development and commercialization plans.

Salarius may attempt to form strategic collaborations, create joint ventures or enter into licensing arrangements with third parties with respect to its programs that it believes will complement or augment its existing business. Salarius may face significant competition in seeking appropriate strategic collaborators, and the negotiation process to secure appropriate terms is time consuming and complex. Salarius may not be successful in its efforts to establish such a strategic collaboration for any product candidates and programs on terms that are acceptable to it, or at all. This may be because Salarius’ product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort, its research and development pipeline may be viewed as insufficient, the competitive or intellectual property landscape may be viewed as too intense or risky, and/or third parties may not view its product candidates and programs as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile.

Any delays in identifying suitable collaborators and entering into agreements to develop and/or commercialize Salarius’ product candidates could delay the development or commercialization of its product candidates, which may reduce their competitiveness even if they reach the market. Absent a strategic collaborator, Salarius would need to undertake development and/or commercialization activities at its own expense. If Salarius elects to fund and undertake development and/or commercialization activities on its own, it may need to obtain additional expertise and additional capital, which may not be available to it on acceptable terms or at all. If Salarius is unable to do so, it may not be able to develop its product candidates or bring them to market and its business may be materially and adversely affected.

If the market opportunities for its product candidates are smaller than Salarius believes they are, Salarius may not meet its revenue expectations and, assuming approval of a product candidate, its business may suffer.

Given the small number of patients who have the diseases that Salarius is targeting, its eligible patient population and pricing estimates may differ significantly from the actual market addressable by its product candidates. For example, based off data from the National Institute of Health (NIH) and physician collaborators, Salarius believes that there are approximately 500 Ewing sarcoma patients diagnosed annually in the United States. Because the patient populations in the market for its product candidates may be small, Salarius must be able to successfully identify patients and acquire a significant market share to achieve profitability and growth, which would negatively affect its revenue and operating results.

Salarius faces substantial competition and its competitors may discover, develop or commercialize products faster or more successfully than Salarius.

The development and commercialization of new drug products is highly competitive. Salarius faces competition from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, universities and other research institutions worldwide with respect to oncology therapies and the other product candidates that it may seek to develop or commercialize in the future. The list of companies working on some form of cancer treatment is almost limitless with big and small companies working on every aspect of oncology therapies worldwide.

If Salarius’ competitors obtain marketing approval from the FDA or comparable foreign regulatory authorities for their product candidates more rapidly than Salarius, it could result in its competitors establishing a strong market position before Salarius is able to enter the market.

Many of Salarius’ competitors have materially greater name recognition and financial, manufacturing, marketing, research and drug development resources than it does. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in its competitors. Large pharmaceutical companies in particular have extensive expertise in pre-clinical and clinical testing and in obtaining regulatory approvals for drugs. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with Salarius’ competitors. Failure of Seclidemstat or other product candidates to effectively compete against established treatment options or in the future with new products currently in development would harm Salarius’ business, financial condition, results of operations and prospects.

The commercial success of any of Salarius’ current or future product candidates will depend upon the degree of market acceptance by physicians, patients, third-party payors, and others in the medical community.

Even with the approvals from the FDA and comparable foreign regulatory authorities, the commercial success of Salarius’ products will depend in part on the health care providers, patients, and third-party payors accepting its product candidates as medically useful, cost-effective, and safe. Any product that Salarius brings to the market may not gain market acceptance by physicians, patients and third-party payors. The degree of market acceptance of any of Salarius’ products will depend on a number of factors, including but not limited to:

•	the efficacy of the product as demonstrated in clinical trials and potential advantages over competing treatments;

•	the prevalence and severity of the disease and any side effects;

•	the clinical indications for which approval is granted, including any limitations or warnings contained in a product’s approved labeling;

•	the convenience and ease of administration;

•	the cost of treatment;

•	the willingness of the patients and physicians to accept these therapies;

•	the perceived ratio of risk and benefit of these therapies by physicians and the willingness of physicians to recommend these therapies to patients based on such risks and benefits;

•	the marketing, sales and distribution support for the product;

•	the publicity concerning its products or competing products and treatments; and

•	the pricing and availability of third-party insurance coverage and reimbursement.

Even if a product displays a favorable efficacy and safety profile upon approval, market acceptance of the product remains uncertain. Efforts to educate the medical community and third-party payors on the benefits of the products may require significant investment and resources and may never be successful. If its products fail to achieve an adequate level of acceptance by physicians, patients, third-party payors, and other health care providers, Salarius will not be able to generate sufficient revenue to become or remain profitable.

Salarius may not be successful in any efforts to identify, license, discover, develop, or commercialize additional product candidates.

Although a substantial amount of Salarius’ effort will focus on the continued clinical testing, potential approval, and commercialization of its existing product candidates, the success of Salarius’ business is also expected to depend in part upon its ability to identify, license, discover, develop, or commercialize additional product candidates. Research programs to identify new product candidates require substantial technical, financial, and human resources. Salarius may focus its efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Salarius’ research programs or licensing efforts may fail to yield additional product candidates for clinical development and commercialization for a number of reasons, including but not limited to the following:

•	Salarius’ research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

•	Salarius may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

•	its product candidates may not succeed in pre-clinical or clinical testing;

•	its potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

•	competitors may develop alternatives that render Salarius’ product candidates obsolete or less attractive;

•	product candidates Salarius develops may be covered by third parties’ patents or other exclusive rights;

•	the market for a product candidate may change during Salarius’ program so that such a product may become unreasonable to continue to develop;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors.

If any of these events occur, Salarius may be forced to abandon its development efforts for a program or programs, or Salarius may not be able to identify, license, discover, develop, or commercialize additional product candidates, which would have a material adverse effect on its business, financial condition or results of operations and could potentially cause Salarius to cease operations.

Failure to obtain or maintain adequate reimbursement or insurance coverage for products when approved to market, if any, could limit Salarius’ ability to market those products and decrease its ability to generate revenue.

The pricing, coverage, and reimbursement of Salarius’ approved products, if any, must be sufficient to support its commercial efforts and other development programs and the availability and adequacy of coverage and reimbursement by third-party payors, including governmental and private insurers, are essential for most patients to be able to afford expensive treatments. Sales of Salarius’ approved products, if any, will depend substantially, both domestically and abroad, on the extent to which the costs of its approved products, if any, will be paid for or reimbursed by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or government payors and private payors. If coverage and reimbursement are not available, or are available only in limited amounts, Salarius may have to subsidize or provide products for free or Salarius may not be able to successfully commercialize its products.

In addition, there is significant uncertainty related to the insurance coverage and reimbursement for newly approved products. In the United States, the principal decisions about coverage and reimbursement for new drugs are typically made by Centers for Medicare and Medicaid Services, (which we refer to as “CMS”), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel product candidates such as Salarius’ and what reimbursement codes its product candidates may receive if approved.

Outside the United States, international operations are generally subject to extensive governmental price controls and other price-restrictive regulations, and Salarius believes the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of products. In many countries, the prices of products are subject to varying price control mechanisms as part of national health systems. Price controls or other changes in pricing regulation could restrict the amount that Salarius is able to charge for its products, if any. Accordingly, in markets outside the United States, the potential revenue may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and private payors in the United States and abroad to limit or reduce healthcare costs may result in restrictions on coverage and the level of reimbursement for new products and, as a result, they may not cover or provide adequate payment for its products. Salarius expects to experience pricing pressures in connection with products due to the increasing trend toward managed healthcare, including the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs has and is expected to continue to increase in the future. As a result, profitability of Salarius’ products, if any, may be more difficult to achieve even if they receive regulatory approval.

Risks Related to Salarius’ Business Operations

Salarius’ future success depends in part on its ability to retain its president and chief executive officer and to attract, retain, and motivate other qualified personnel.

Salarius is a small company with a limited number of employees performing multiple tasks each. Salarius is highly dependent on David J. Arthur, its president and chief executive officer, the loss of whose services may adversely impact the achievement of its objectives. Mr. Arthur could leave Salarius’ employment at any time, as he is an “at will” employee. Recruiting and retaining other qualified employees, consultants, and advisors for Salarius’ business, including scientific and technical personnel, will also be critical to Salarius success. There is currently a shortage of highly qualified personnel in Salarius’ industry, which is likely to continue. Additionally, this shortage of highly qualified personnel is particularly acute in the area where Salarius is located. As a result, competition for personnel is intense and the turnover rate can be high. Salarius may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in development and commercialization of Salarius’ product candidates may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain qualified personnel, or the loss of the services of Mr. Arthur may impede the progress of Salarius’ research, development, and commercialization objectives and would negatively impact Salarius’ ability to succeed in its product development strategy.

Salarius will need to expand its organization and Salarius may experience difficulties in managing this growth, which could disrupt its operations.

As of December 31, 2018, Salarius had ten employees. As Salarius’ development and commercialization plans and strategies develop, Salarius expects to need additional managerial, operational, sales, marketing, financial, legal, and other resources. Its management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. Salarius may not be able to effectively manage the expansion of its operations, which may result in weaknesses in its infrastructure, operational mistakes, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Salarius’ expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If its management is unable to effectively manage its growth, its expenses may increase more than expected, its ability to generate and/or grow revenue could be reduced and Salarius may not be able to implement its business strategy. Salarius’ future financial performance and its ability to commercialize product candidates and compete effectively will depend, in part, on its ability to effectively manage any future growth.

Failure in Salarius’ information technology and storage systems could significantly disrupt the operation of Salarius’ business and/or lead to potential large liabilities.

Salarius’ ability to execute its business plan and maintain operations depends on the continued and uninterrupted performance of its information technology systems. Information technology systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of Salarius’ and its vendors’ servers are potentially vulnerable to physical or electronic break-ins, including cyber-attacks, computer viruses and similar disruptive problems. These events could lead to the unauthorized access, disclosure and use of non- public information which in turn could lead to operational difficulties and liabilities. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, Salarius may not be able to address these techniques proactively or implement adequate preventative measures. If its computer systems are compromised, it could be subject to fines, damages, litigation and enforcement actions, and it could lose trade secrets, the occurrence of which could harm its business. Despite precautionary measures to prevent unanticipated problems that could affect its information technology systems, sustained or repeated system failures that interrupt Salarius’ ability to generate and maintain data could adversely affect its ability to operate its business.

Salarius’ principal members own a significant percentage of its stock and will be able to exert significant control over matters subject to member approval.

Salarius’ managers and executive officers currently beneficially own in excess of approximately 35% of Salarius’ outstanding equity, and together with the holders of more than 5% of Salarius’ outstanding equity, collectively own 46.9% of Salarius’ outstanding equity. Therefore, these equity holders have the ability and may continue to have the ability to influence Salarius through this ownership position. These equity holders may be able to determine some or all matters requiring equity holder approval. For example, these equity holders, acting together, may be able to control elections of directors, amendments of organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for Salarius’ membership units that you may believe are in your best interest as one of Salarius’ members.

Risks Related to the Combined Company

In determining whether you should approve the merger, the issuance of shares of Flex Pharma common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described above.

If any of the events described in “Risks Related to Flex Pharma” or “Risks Related to Salarius” occur, those events could cause potential benefits of the merger not to be realized.

Following completion of the merger, the combined company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Flex Pharma” and “Risks Related to Salarius.” To the extent any of the events in the risks described in those sections occur, those events could cause the potential benefits of the merger not to be realized and the market price of the combined company’s common stock to decline.

The historical financial information of Flex Pharma and Salarius presented herein may not be representative of their respective results or financial condition if they had been operated as a combined company, and as a result may not be representative of the combined company’s results or financial condition after the merger.

The historical financial information of Flex Pharma and Salarius included elsewhere in this proxy statement/prospectus/information statement reflect assumptions and allocations made by Flex Pharma and Salarius, respectively. The historical results and financial condition of Flex Pharma and Salarius presented herein may be different from those that would have resulted had Flex Pharma and Salarius been operated together as a combined company during the applicable periods or at the applicable dates. As a result, the historical financial information of Flex Pharma and Salarius are not indicative of future operating results or financial position of the combined company.

The unaudited pro forma condensed combined financial information presented herein may not be representative of the combined companies’ results after the merger.

The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of future operating results or financial position. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Flex Pharma and Salarius and adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the merger. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not ultimately be accurate, and other factors may affect the combined company’s results and financial condition following consummation of the merger. The unaudited pro forma condensed combined financial information does not reflect the costs of integration activities or transaction-related costs or incremental expenditures associated with the transaction. Accordingly, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement does not reflect what Flex Pharma’s or Salarius’ results or financial condition would have been had Flex Pharma and Salarius been a consolidated entity during all periods presented.

Failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq and may prevent the closing of the merger.

Flex Pharma, under the new name “Salarius Pharmaceuticals, Inc.,” will be required to meet the initial listing requirements of Nasdaq to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Flex Pharma agreed to use its commercially reasonable efforts to cause the shares of Flex Pharma common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time of the merger. Based on information currently available to Flex Pharma, Flex Pharma anticipates that its stock will be unable to meet the $4.00 minimum bid price (or, to the extent applicable, $3.00 minimum closing price) initial listing requirement at the closing of the merger unless it effects a reverse stock split. The board of directors of Flex Pharma intends to effect a reverse stock split of the shares of Flex Pharma common stock. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. If Flex Pharma is unable to satisfy Nasdaq listing requirements, Salarius is not obligated to close the merger. Also, following the merger, if the combined company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the combined company’s common stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the combined company’s common stock; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the combined company’s common stock. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the combined company’s common stock and could have a material adverse effect on the combined company.

The merger will result in changes to Flex Pharma’s board of directors and the combined company may pursue different strategies than either Flex Pharma or Salarius may have pursued independently.

If Flex Pharma and Salarius complete the merger, the composition of Flex Pharma’s board of directors will change in accordance with the Merger Agreement. Following completion of the merger, the combined company’s board of directors is expected to consist of seven members, one of whom shall be designed by Flex Pharma and the other six of whom shall be designated by Salarius. Currently, it is anticipated that the combined company will continue to advance the product and development efforts and business strategies of Salarius primarily. However, because the composition of the board of directors of the combined company will consist of directors from both Flex Pharma and Salarius, the combined company may determine to pursue certain business strategies that neither Flex Pharma nor Salarius would have pursued independently.

Ownership of the combined company’s common stock may be highly concentrated, and it may prevent you and other stockholders from influencing significant corporate decisions.

Upon completion of the merger, Salarius’ current members are estimated to beneficially own or control approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush). Accordingly, Salarius’ current members will have substantial influence over the outcome of a corporate action of the combined company requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company’s assets or any other significant corporate transaction. Salarius’ current members also may exert influence in delaying or preventing a change in control of the combined company, even if such change in control would benefit the other stockholders of the combined company.

The combined company’s management will be required to devote a substantial time to comply with public company regulations.

As a public company, the combined company will incur significant legal, accounting and other expenses that Salarius did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as rules implemented by the SEC and the Nasdaq Global Market and the Nasdaq Capital Market, impose various requirements on public companies, including those related to corporate governance practices. The combined company’s management and other personnel will need to devote a substantial amount of time to these requirements. Certain members of Salarius’ management, which will continue as the management of the combined company, do not have significant experience in addressing these requirements. Moreover, these rules and regulations will increase the combined company’s legal and financial compliance costs relative to those of Salarius and will make some activities more time-consuming and costly.

Among other things, Salarius’ management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The combined company’s compliance with these requirements will require that it incur substantial accounting and related expenses and expend significant management efforts. The combined company will need to hire additional accounting and financial staff to comply with public company regulations. The costs of hiring such staff may be material and there can be no assurance that such staff will be immediately available to the combined company.

Moreover, if the combined company identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the combined company’s common stock could decline and the combined company could be subject to sanctions or investigations by the Nasdaq Global Market or the Nasdaq Capital Market, as applicable, the SEC or other regulatory authorities.

The sale or availability for sale of a substantial number of shares of common stock of the combined company after the merger and after expiration of the lock-up period could adversely affect the market price of such shares after the merger.

Sales of a substantial number of shares of common stock of the combined company in the public market after the merger or after expiration of the lock-up period and other legal restrictions on resale, or the perception that these sales could occur, could adversely affect the market price of such shares and could materially impair the combined company’s ability to raise capital through equity offerings in the future. Flex Pharma and Salarius are unable to predict what effect, if any, market sales of securities held by significant stockholders, directors or officers of the combined company or the availability of these securities for future sale will have on the market price of the combined company’s common stock after the merger.

Tax Risks Related to the Merger

In addition to reading the following risk factors, you are urged to read “Material U.S. Federal Income Tax Consequences of the Merger, the Reverse Stock Split and the Warrants” for a more complete discussion of the expected material U.S. federal income tax consequences of the merger, the reverse stock split and the distributions of the Warrants, and owning and disposing of common stock received in the merger.

No ruling has been requested with respect to the tax consequences of the merger.

Although it is intended that the merger will qualify as an exchange described in Section 351 of the Code and that the U.S. holders of units will generally not recognize any gain or loss as a result of the merger (other than gain that may be recognized with respect to cash received in lieu of fractional shares), no ruling has been or will be requested from the Internal Revenue Service, (which we refer to as the “IRS”), with respect to the tax consequences of the merger. Under certain circumstances, the merger may be treated as a taxable transaction, and result in tax liability, for a Salarius member, depending on such member’s particular situation. See “Material U.S. Federal Income Tax Consequences of the Merger, the Reverse Stock Split and the Warrants.”

Because the merger will result in an ownership change under Section 382 of the Code for Flex Pharma, pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitations.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The merger will result in an ownership change for Flex Pharma and, accordingly, Flex Pharma’s net operating loss carryforwards and certain other tax attributes will be subject to limitations on their use after the merger. Additional ownership changes in the future could result in additional limitations on the combined company’s net operating loss carryforwards. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Flex Pharma’s net operating loss carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations.

Salarius members will be allocated taxable income and gain of Salarius through the time of the merger and will not receive any additional distributions attributable to that income.

Salarius members will be allocated their proportionate share of Salarius’ taxable income and gain for the period ending at the time of the merger. Salarius members will have to report, and pay taxes on, such income even though they will not receive any additional cash distributions attributable to such income.

The U.S. federal income tax treatment of owning and disposing of common stock received in the merger will be different than the U.S. federal income tax treatment of owning and disposing of units.

Salarius is classified as a partnership for U.S. federal income tax purposes and, generally, is not subject to entity-level U.S. federal income taxes. Instead, each Salarius member is required to take into account its respective share of Salarius’ items of income, gain, loss and deduction in computing its federal income tax liability as if the Salarius member had earned such income directly, even if no cash distributions are made to the Salarius member. A pro rata distribution of cash by Salarius to a Salarius member who is a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences of the Merger, the Reverse Stock Split and the Warrants”) is generally not taxable for U.S. federal income tax purposes unless the amount of cash distributed is in excess of the Salarius member’s adjusted tax basis in its Units.

In contrast, Flex Pharma is classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax on its taxable income. Any future distribution of cash by Flex Pharma to a stockholder who is a U.S. holder generally will be included in such U.S. holder’s income as ordinary dividend income to the extent of Flex Pharma’s current or accumulated “earnings and profits,” as determined under U.S. federal income tax principles and will be reported to such owner of Form 1099-DIV. A portion of the cash distributed to stockholders by Flex Pharma after the merger may exceed Flex Pharma’s current or accumulated earnings and profits. Cash distributions in excess of Flex Pharma’s current or accumulated earnings and profits will be treated as a non-taxable return of capital, reducing a U.S. holder’s adjusted tax basis in such stockholder’s common stock and, to the extent the cash distribution exceeds such stockholder’s adjusted tax basis, as gain from the sale or exchange of such common stock. See “Material U.S. Federal Income Tax Consequences of the Merger, the Reverse Stock Split and the Warrants.”

Flex Pharma and Salarius do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings (if any) to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company’s stockholders to replace or remove the combined company’s management.

Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors, a prohibition on actions by written consent of the combined company’s stockholders and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company’s voting stock from merging or combining with the combined company, subject to limited exceptions. Although Flex Pharma and Salarius believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The market price of the combined company’s common stock is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	the ability of the combined company to obtain regulatory approvals for Seclidemstat or other product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

•	failure to maintain its existing third-party license and supply agreements;

•	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

•	changes in laws or regulations applicable to its product candidates;

•	any inability to obtain adequate supply of its product candidates or the inability to do so at acceptable prices;

•	adverse regulatory authority decisions;

•	introduction of new products, services, or technologies by its competitors;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators, and the investment community;

•	announcements of significant acquisitions, strategic collaborations, joint ventures, or capital commitments by the combined company or its competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and its ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about its business, or if they issue an adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of its common stock by the combined company or its stockholders in the future;

•	trading volume of its common stock;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to epigenetics and/or oncology therapeutics generally, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with potential products of the combined company;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. This historical volatility is even higher in the biotechnology market. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of the Nasdaq Capital Market or the Nasdaq

Global Market. If the combined company is not able to maintain the requirements for listing on the Nasdaq Capital Market or the Nasdaq Global Market, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses that Salarius did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and The Nasdaq Stock Market LLC. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time-consuming and costly. Estimates of the overall costs of public company compliance for a company like the combined company could exceed $1 million per year.

The combined company’s management team will consist of the executive officers of Salarius prior to the merger, none of whom have previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.

The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty owed by any of its directors, officers or other employees to the combined company or its stockholders, any action asserting a claim against it arising pursuant to any provisions of the Delaware General Corporation Law, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. If a court were to find the choice of forum provision contained in the bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there has been no public market for Salarius’ equity. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares or sell their shares quickly at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If stockholders of the combined company sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of December 31, 2018 and shares expected to be issued upon completion of the merger, the combined company is expected to have outstanding a total of approximately 94.2 million shares of common stock immediately following the completion of the merger, without giving effect to any stock splits. Of the 94.2 million shares of common stock, [●] million shares, without giving effect to the stock split, will be available for sale in the public market beginning 90 days after any closing of the merger as a result of the expiration of lock-up or similar agreements between certain equity holders of the combined company and Salarius. All other outstanding shares of common stock will be freely tradable, without restriction, in the public market. If these shares are sold, the trading price of the combined company’s common stock could decline.

If the ownership of the combined company’s common stock is highly concentrated, it may prevent stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause the combined company’s stock price to decline.

Executive officers and directors of the combined company and their affiliates are expected to beneficially own or control approximately 11.8% of the outstanding shares of common stock of the combined company following the completion of the merger. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company’s assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of the combined company, even if such a change of control would benefit the other stockholders of the combined company. The significant concentration of stock ownership may adversely affect the trading price of the combined company’s common stock due to investors’ perception that conflicts of interest may exist or arise.

If equity research analysts do not publish research or reports, or publish unfavorable or inaccurate research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of cash and may invest or spend its cash in ways with which stockholders do not agree and in ways that may not increase the value of stockholders’ investments.

The combined company will have broad discretion over the use of cash. Stockholders may not agree with the combined company’s decisions, and its use of cash may not yield any return on stockholders’ investments. The combined company’s failure to use its cash effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of cash.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of The Nasdaq Stock Market LLC. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Salarius, has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expend significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by The Nasdaq Stock Market LLC, the SEC, or other regulatory authorities.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION AND DATA

The following tables present summary historical financial data for Flex Pharma and Salarius, summary unaudited pro forma condensed combined financial data for Flex Pharma and Salarius, and comparative historical and unaudited pro forma per share and per unit data for Flex Pharma and Salarius.

Selected Historical Consolidated Financial Data of Flex Pharma

The selected consolidated statements of operations data for the years ended December 31, 2017 and December 31, 2016, and the consolidated balance sheet data as of December 31, 2017 and December 31, 2016 are derived from Flex Pharma’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The selected consolidated statements of operations data for nine months ended September 30, 2018 and 2017 and the selected consolidated balance sheet data as of September 30, 2018 are derived from Flex Pharma’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. Flex Pharma’s unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on the same basis as its audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of those unaudited interim condensed consolidated financial statements. Flex Pharma’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018 or any other period.

The selected historical consolidated financial data below should be read in conjunction with the section titled “Flex Pharma Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Flex Pharma” and Flex Pharma’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
			(unaudited)
Consolidated Statement of Operations Data:
Net product revenue	$1,260,973	$989,918	$664,955	$978,221
Other revenue	13,526	20,745	10,120	13,450

Total revenue	1,274,499	1,010,663	675,075	991,671
Costs and expenses:
Cost of product revenue	506,530	662,747	355,816	373,187
Research and development	16,989,911	20,378,161	11,720,535	12,730,554
Selling, general and administrative	18,503,684	19,855,987	8,651,808	14,520,596

Total costs and expenses	36,000,125	40,896,895	20,728,159	27,624,337

Loss from operations	(34,725,626)	(39,886,232)	(20,053,084)	(26,632,666)
Interest income, net	291,964	393,109	139,612	227,535

Net loss attributable to common stockholders	$(34,433,662)	$(39,493,123)	$(19,913,472)	$(26,405,131)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(1.99)	$(2.43)	$(1.11)	$(1.54)

Weighted-average number of common shares outstanding—basic and diluted(1)	17,260,626	16,233,985	17,999,877	17,131,887

(1)

See Note 2 and Note 14 of Flex Pharma’s audited consolidated financial statements and Note 11 to Flex Pharma’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/

prospectus/information statement for an explanation of the method used to compute basic and diluted net loss per share of common stock and the weighted-average number of shares used in computation of the per share amounts.

	As of December 31, 2017	As of December 31, 2016	As of September 30, 2018
			(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$33,315,759	$61,074,973	$12,961,126
Working capital(2)	$28,687,467	$58,578,074	$10,796,528
Total assets	$34,992,772	$63,214,979	$13,938,069
Accumulated deficit	$(111,079,275)	$(76,645,613)	$(130,952,530)
Total stockholders’ equity	$29,105,888	$59,317,386	$11,050,213

(2)	Flex Pharma defines working capital as current assets less current liabilities.

Selected Historical Consolidated Financial Data of Salarius

The selected statements of operations data for the years ended December 31, 2017 and 2016 and the selected balance sheet data as of December 31, 2017 and 2016 are derived from Salarius’ audited financial statements included elsewhere in this proxy statement/prospectus/information statement.

The selected statements of operations data for the nine months ended September 30, 2018 and 2017 and the selected balance sheet data as of September 30, 2018 are derived from Salarius’ audited interim financial statements and the nine months ended September 30, 2017 statement of operations and the balance sheet are derived from Salarius’ interim financial statements included elsewhere in this proxy statement/prospectus/information statement. Salarius’ unaudited interim condensed financial statements have been prepared in accordance with U.S. GAAP on the same basis as its audited annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of those unaudited interim condensed financial statements.

Salarius’ historical results are not necessarily indicative of the results that may be expected in any future period and the results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018 or any other period.

The selected historical financial data below should be read in conjunction with the sections titled “Salarius Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Salarius’ Financial Condition and Capital Requirements” and Salarius’ financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

	Years Ended December 31,		Nine Months Ended September 30,
	2017	2016	2018	2017
Statements of Operations Data:
Revenue:
Grant revenue	$1,851,892	$2,553,084	$1,312,752	$1,830,665

Total revenue	1,851,892	2,553,084	1,312,752	1,830,665

Operating expenses:
Research and development expenses	2,129,672	3,459,824	803,846	1,662,388
General and administrative expenses	1,471,067	817,485	1,093,596	1,103,608

Total operating expenses	3,600,739	4,277,309	1,897,442	2,765,996

Operating loss	(1,748,847)	(1,724,225)	(584,690)	(935,331)
Other income/(expense), net	1,512	500,497	6,924	1,218

Net loss	$(1,747,335)	$(1,223,728)	$(577,766)	$(934,113)

Net loss per share, basic and diluted	$(201.08)	$(159.33)	$(56.49)	$(111.06)
Shares used in computing net loss per share, basic and diluted	9,151	8,030	10,743	9,056

	As of December 31,		As of September 30, 2018
	2017	2016
Balance Sheet Data:
Cash and cash equivalents	$394,297	$795,320	$4,758,651
Working capital (deficit)	$(1,193,142)	$(371,107)	$57,625
Total assets	$690,043	$1,169,793	$6,460,995
8% Convertible Series 1 Preferred Units	$1,868,444	$825,671	$1,672,502
Accumulated deficit	$(3,470,800)	$(1,723,465)	$(4,107,525)
Total members’ deficit	$(2,900,426)	$(1,072,317)	$(1,488,158)

Selected Unaudited Pro Forma Condensed Combined Financial Data of Flex Pharma and Salarius

The following selected unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting under U.S. GAAP. On January 4, 2019, Flex Pharma announced that it had entered into a definitive agreement to acquire all of the outstanding shares of Salarius pursuant to the offer and the merger. For accounting purposes, Salarius is considered to be acquiring Flex Pharma in the merger.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Salarius and Flex Pharma as of September 30, 2018, giving effect to the merger as if it had occurred on September 30, 2018. The unaudited pro forma condensed combined statement of operations combines the historical statements of income for Salarius and Flex Pharma for the year ended December 31, 2017 and for the nine months ended September 30, 2018, giving effect to the merger as if it had occurred on January 1, 2017. The pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the merger and changes in commodity and share prices. Additionally, the pro forma financial information does not give effect to the proposed reverse stock split described in Flex Pharma Proposal 2, beginning on page [●].

The unaudited pro forma condensed combined financial information assumes that, at the Effective Time, each share of Salarius’ membership units will be converted into the right to receive shares of Flex Pharma common stock such that, immediately following the Effective Time, Salarius’ current members are expected to own approximately 80.1% of the Flex Pharma’s common stock (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush), and is subject to adjustment to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement.

The summary selected unaudited pro forma condensed combined financial information has been prepared for information purposes only and does not purport to represent what the actual results of operations or the consolidate financial position of Salarius would be had the merger occurred on the dates assumed, nor is this information necessarily indicative of future consolidate results of operations or financial position. The following information had been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and the related noted included in this document.

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Net product revenue	$1,260,973	$664,955
Grant revenue	1,851,892	1,312,752
Other revenue	13,526	10,120

	3,126,391	1,987,827
Costs and expenses:
Cost of product revenue	506,530	355,816
Research and development	19,119,583	12,524,381
Selling, general and administrative	19,974,751	9,650,137

Total costs and expenses	39,600,864	22,530,334

Loss from operations	(36,474,473)	(20,542,507)

Interest income, net	293,476	146,536

Net loss applicable to common stockholders	$(36,180,997)	$(20,395,971)

Net loss per share, basic and diluted	$(0.39)	$(0.22)

Shares used in computing net loss per share, basic and diluted	93,412,324	94,151,575

As of September 30, 2018
Unaudited Pro Forma Condensed Combined Balance Sheet data:
Cash and cash equivalents	$17,719,777
Working capital	4,075,596
Total assets	21,501,326
Accumulated deficit	(5,982,525)
Total stockholders’ equity	5,558,262

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE AND PER UNIT DATA

The information below reflects the historical net loss and book value per share of Flex Pharma common stock and the historical net loss and book value per unit of Salarius in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Flex Pharma with Salarius on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed reverse stock split of Flex Pharma common stock.

You should read the tables below in conjunction with the audited and unaudited financial statements of Flex Pharma included in this proxy statement/prospectus/information statement and the audited and unaudited financial statements of Salarius included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

Flex Pharma

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Historical Per Common Share Data:
Basic and diluted net loss per share	$(1.11)	$(1.99)
Book value per share	$0.61	$1.62

Salarius

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Historical Per Common Unit Data:
Basic and diluted net loss per unit	$(56.49)	$201.08
Book value per unit	$11.29	$(120.02)

Flex Pharma and Salarius

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Combined Company Pro Forma Data:
Basic and diluted net loss per share	$(0.22)	$(0.39)
Book value per share	$0.06

MARKET PRICE AND DIVIDEND INFORMATION

Flex Pharma

Flex Pharma common stock is listed on the Nasdaq Capital Market under the symbol “FLKS.”

As shown in the table below, on January 3, 2019, the last full trading day prior to the public announcement of the proposed merger, the closing price per share of Flex Pharma’s common stock as reported on the Nasdaq Global Market was $0.384 per share. On [●], 2019, the last practicable date before the printing of this proxy statement/prospectus/information statement, the closing price per share of Flex Pharma’s common stock as reported on the Nasdaq Capital Market was $[●], per share and Flex Pharma’s approximate number of holders of common stock was [●].

Flex Pharma Common Stock
Date	Nasdaq Global Market Closing Price per Share
January 3, 2019		$0.384
[●], 2019	$	[●]

Because the market price of Flex Pharma common stock is subject to fluctuation, the market value of the shares of Flex Pharma common stock that [XX] stockholders will be entitled to receive in the merger may increase or decrease.

Assuming approval of Flex Pharma Proposal 3 and successful application for initial listing with the Nasdaq Global Market or Capital Market, following the consummation of the merger, Flex Pharma common stock will be listed on the Nasdaq Global Market and expects to trade under Flex Pharma’s new name, Salarius Pharmaceuticals, Inc. and new trading symbol, “SLRX.”

As of [●], the record date for the Flex Pharma’s special meeting, Flex Pharma had approximately [●] holders of record of its common stock. For detailed information regarding the beneficial ownership of certain stockholders of Flex Pharma upon consummation of the merger, see the section entitled “Principal Stockholders of Flex Pharma After the Merger” in this proxy statement/prospectus/information statement.

Dividend Policy

Flex Pharma has never declared or paid cash dividends on its capital stock and does not expect to pay any cash dividends to its stockholders in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Flex Pharma’s board of directors and will depend on a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Flex Pharma’s board of directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement contains “forward-looking statements” of Flex Pharma within the meaning of the Private Securities Litigation Reform Act of 1995, which is applicable to Flex Pharma, but not Salarius, because Flex Pharma, unlike Salarius, is a public company subject to the reporting requirements of the Exchange Act. For this purpose, any statements contained herein regarding Flex Pharma, other than statements of historical fact, may be forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. In addition, any statements contained herein regarding Salarius, other than statements of historical fact, should be considered forward-looking statements. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements that include words such as “expect,” “believe,” “will,” “may,” “might,” “anticipate,” “continue,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could,” “predict,” “project,” “forecast,” “potential,” “possible” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus/information statement and relate to a variety of matters, including but not limited to:

•	the timing and anticipated completion of the proposed merger;

•	the expected benefits of and potential value created by the proposed merger for the stockholders of Flex Pharma and members of Salarius;

•

the amount of cash and cash equivalents that will be available to fund the combined company’s business after the merger and the length of time that the combined company anticipates such cash and cash equivalents will be available to fund the combined company’s operating plan after the merger;

•	the likelihood of the satisfaction of certain conditions to completion of the merger and whether and when the merger will be completed;

•	Flex Pharma’s and Salarius’ respective results of operations, financial condition and businesses and their respective objectives, plans and expectations; and

•	information about the combined company and the expected impact of the proposed merger on the combined company and its future business, operating results and financial condition.

These statements are subject to risks and uncertainties, including the risks described in this proxy statement/prospectus/information statement under the section “Risk Factors,” that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements in this proxy statement/prospectus/information statement. Forward-looking statements are not guarantees of performance. These statements are based upon the current beliefs and expectations of management of Flex Pharma and Salarius and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Except to the extent required by applicable law or regulation, neither Flex Pharma nor Salarius undertakes any obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date hereof or the date of the forward-looking statements or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING

Date, Time and Place

A special meeting of Flex Pharma’s stockholders will be held at [●] local time, on [●], 2019 at [●].

Purposes of the Flex Pharma Special Meeting

The purpose of the special meeting is to consider and vote on the following proposals:

1.

To approve the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement.

2.	To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect a reverse stock split of Flex Pharma’s common stock.

3.	To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.”

4.

To consider and vote on an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve Proposals 1, 2 or 3.

If Flex Pharma is to complete the merger with Salarius, stockholders must approve Proposals 1, 2, and 3. The approval of Proposal 4 is not a condition to the completion of the merger with Salarius.

Stockholders also will consider and act on any other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting.

Record Date; Shares Outstanding and Entitled to Vote

The Flex Pharma board of directors has fixed [●], 2019 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Flex Pharma’s common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Flex Pharma had [●] shares of common stock outstanding and entitled to vote at the special meeting. Each holder of record of shares of common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting.

How to Vote Your Shares

If you hold your shares in your own name, you may submit a proxy by telephone, via the internet or by mail or vote by attending the special meeting and voting in person.

•	Submitting a Proxy by Telephone: You can submit a proxy for your shares by telephone until [●] Eastern Time on [●] by calling the toll-free telephone number on the enclosed proxy card.

•

Submitting a Proxy via the internet: You can submit a proxy via the internet until [●] Eastern Time on [●] by accessing the web site listed on your proxy card and following the instructions you will find on the web site.

•	Submitting a Proxy by Mail: If you choose to submit a proxy by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided or return it to [●].

•	By casting your vote in any of the three ways listed above, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions.

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. Please follow the instructions from the holder of record carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the special meeting, you must request a proxy from your bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting.

How to Change Your Vote

Any Flex Pharma stockholder of record voting by proxy, other than those Flex Pharma stockholders who have executed a voting agreement and irrevocable proxy, has the right to revoke the proxy by:

•	at any time before the polls close at the special meeting, sending a written notice stating that he, she or it would like to revoke his, her or its proxy to the Corporate Secretary of Flex Pharma;

•	at any time before the polls close at the special meeting, delivering a duly executed proxy card to the Corporate Secretary of Flex Pharma bearing a later date than the proxy being revoked;

•	before [●] Eastern Time on [●], submitting a proxy on a later date by telephone or via the internet (only your last telephone or internet proxy will be counted); or

•	attending the special meeting, withdrawing your proxy, and voting in person. Attendance alone at the special meeting will not revoke a proxy.

If a stockholder of Flex Pharma has instructed a broker to vote its shares of Flex Pharma’s common stock that are held in “street name,” the stockholder must follow directions received from its broker to change those instructions.

Proxies; Counting Your Vote

A majority of the shares entitled to vote, present in person or represented by proxy constitute a quorum at the special meeting. Stockholders shall have one vote for each share of stock entitled to vote owned by them as of the record date. Assuming the presence of a quorum at the meeting:

•

To approve the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement, the affirmative vote of the holders of a majority of the shares of Flex Pharma’s common stock present in person or represented by proxy and entitled to vote on such matter at the special meeting is required. A failure to submit a proxy card or vote at the special meeting or “broker non-vote” will have no effect on the outcome of this proposal.

•

To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect a reverse stock split of Flex Pharma’s common stock, the affirmative vote of holders of a majority of the outstanding shares of Flex Pharma’s common stock as of the record date for the special meeting is required. A failure to submit a proxy card or vote at the special meeting, or an abstention will have the same effect as a vote against the approval of this proposal.

•

To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.”, the affirmative vote of holders of a majority of the outstanding shares of Flex Pharma’s common stock as of the record date for the special meeting is required. A failure to submit a proxy card or vote at the special meeting, or an abstention will have the same effect as a vote against the approval of this proposal.

•

To consider and vote on an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve Proposals 1, 2 or 3, the affirmative vote of the holders of a majority of the shares of Flex Pharma’s common stock having voting power present in person or represented by proxy at the special meeting is required. A failure to submit a proxy card or vote at the special meeting, will have no effect on the outcome of this proposal.

Appraisal Rights and Dissenters’ Rights

Neither holders of Flex Pharma’s common stock nor holders of Salarius’ membership units are entitled to appraisal rights or dissenters’ rights in connection with the merger.

Solicitation of Proxies

Flex Pharma will bear the cost of soliciting proxies, including the printing, mailing and filing of this proxy statement/prospectus/information statement, the proxy card and any additional information furnished to Flex Pharma’s stockholders. You will need to obtain your own internet access if you choose to access the proxy materials and/or vote over the internet. Flex Pharma and Salarius may use the services of its directors, officers and other employees to solicit proxies from Flex Pharma’s stockholders without additional compensation. In addition, Flex Pharma has engaged Innisfree M&A Incorporated, a proxy solicitation firm, to solicit proxies from Flex Pharma’s stockholders for a fee of $25,000, plus additional fees for solicitation campaigns and for reasonable out-of-pocket expenses. Arrangements will also be made with banks, brokers, nominees, custodians and fiduciaries who are record holders of Flex Pharma’s common stock for the forwarding of solicitation materials to the beneficial owners of Flex Pharma’s common stock. Flex Pharma will reimburse these banks, brokers, nominees, custodians and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

MATTERS BEING SUBMITTED TO A VOTE OF FLEX PHARMA STOCKHOLDERS

Flex Pharma Proposal 1—To approve the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement

General

At the Flex Pharma special meeting, Flex Pharma stockholders will be asked to approve the issuance of shares of Flex Pharma common stock in the merger and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement.

If the merger is completed, Merger Sub will merge with and into Salarius, with Salarius surviving the merger as a wholly owned subsidiary of Flex Pharma.

Pursuant to the terms of the Merger Agreement, upon completion of the merger, Salarius members will have the right to receive, for each share of Salarius membership units they hold, that number of shares of Flex Pharma common stock, if any, as determined pursuant to the conversion ratios described in the Merger Agreement and summarized in this proxy statement/prospectus/information statement. Following completion of the merger, Salarius’ current members are expected to own 80.1% of Flex Pharma’s outstanding common stock and Flex Pharma’s current stockholders are expected to own 19.9% of Flex Pharma’s outstanding common stock (in each case, on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush). If the merger had been completed on [●], 2019, the record date for the Flex Pharma special meeting, an aggregate of approximately [●] million shares of Flex Pharma common stock would have been issuable to Salarius members upon completion of the merger.

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a Warrant to purchase shares of Flex Pharma’s common stock six months and one day following the closing date of the merger. The number of shares subject to each Warrant will be determined pursuant to the formulae described in the Merger Agreement and summarized in this proxy statement/prospectus/information statement. If the merger had been completed on [●], 2019, the record date for the Flex Pharma special meeting, Flex Pharma would have paid a dividend or distributed to its current stockholders rights to receive Warrants to purchase an aggregate of approximately [●] shares of Flex Pharma’s common stock.

The terms of, reasons for and other aspects of the Merger Agreement, the merger, the issuance of shares of Flex Pharma common stock in the merger and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement are described in detail in the other sections of this proxy statement/prospectus/information statement. The full text of the Merger Agreement is attached to this proxy statement/prospectus/information statement as Annex A.

Vote Required; Recommendation of Flex Pharma Board of Directors

The affirmative vote of the holders of a majority of the shares of Flex Pharma’s common stock present in person or represented by proxy and entitled to vote on such matter at the special meeting is required for approval of Proposal 1.

A failure to submit a proxy card or vote at the Flex Pharma special meeting, an abstention or “broker non-vote” will have no effect on the outcome of Proposal 1.

FLEX PHARMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FLEX PHARMA STOCKHOLDERS VOTE “FOR” PROPOSAL 1 TO APPROVE THE ISSUANCE OF FLEX PHARMA’S COMMON STOCK TO SALARIUS’ MEMBERS PURSUANT TO THE MERGER AGREEMENT AND THE RESULTING “CHANGE OF CONTROL” OF FLEX PHARMA UNDER NASDAQ RULES AND THE DIVIDEND OR DISTRIBUTION OF RIGHTS, AND ISSUANCE OF WARRANTS, TO FLEX PHARMA’S STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT.

Flex Pharma Proposal 2—To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect a reverse stock split of its common stock

General

Prior to the effective time of the merger, the outstanding shares of Flex Pharma’s common stock will be combined into a lesser number of shares to be determined by Flex Pharma’s board of directors. Flex Pharma’s board of directors believes that a reverse stock split may be desirable for a number of reasons. Flex Pharma’s common stock is currently, and will be following the completion of the merger, listed on the Nasdaq Global Market or the Nasdaq Capital Market. According to applicable Nasdaq rules, in order for Flex Pharma’s common stock to continue to be listed on the Nasdaq Global Market or the Nasdaq Capital Market, Flex Pharma must satisfy certain requirements established by such market. Flex Pharma’s board of directors expects that a reverse stock split of Flex Pharma’s common stock will increase the market price of Flex Pharma’s common stock so that Flex Pharma is able to maintain compliance with the relevant Nasdaq listing requirements for the foreseeable future.

The board of directors has adopted and is recommending that Flex Pharma’s stockholders approve an amendment to Flex Pharma’s Certificate of Incorporation, and thereby authorize the board of directors, in its discretion, to effect a reverse stock split of Flex Pharma’s outstanding shares of common stock at any time prior to the effective time of the merger into a lesser number of shares at a reverse stock split ratio to be determined by the board of directors. In the event the board of directors effects a reverse stock split, the total number of outstanding shares of Flex Pharma’s common stock will be reduced in proportion to the reverse stock split ratio, but the total number of authorized shares of Flex Pharma’s common stock and the par value of its common stock will not change.

The form of proposed amendment to Flex Pharma’s Certificate of Incorporation to effect the reverse stock split and reduce the number of outstanding shares proportionally is attached to this proxy statement as Appendix A. We refer to this amendment as the reverse stock split amendment in this proxy statement/prospectus/information statement.

If Proposal 2 is approved, the board of directors will have the authority, but not the obligation, in its sole discretion and without any further action on the part of the stockholders, to effect the reverse stock split and the proportional reduction in outstanding shares, at any time it believes to be most advantageous to Flex Pharma and its stockholders, but in any event prior to the effective time of the merger. This proposal would give the board of directors the authority to implement one, but not more than one, reverse stock split. The board will also retain the authority not to effect the reverse stock split amendment even if Flex Pharma receives stockholder approval.

A reverse stock split would be effected by the filing of the reverse stock split amendment with the Secretary of State of the State of Delaware. If the reverse stock split amendment is not filed with the Secretary of State of the State of Delaware prior to the effective time of the merger, the reverse stock split amendment will be deemed abandoned, without any further effect. Thus, subject to stockholder approval, the board of directors, at its discretion, may file the amendment to effect a reverse stock split or abandon it and effect no reverse stock split if it determines that such action is not in the best interest of Flex Pharma and its stockholders. Furthermore, if both Proposal 2 and Proposal 3 are approved, Flex Pharma may decide to effect the corresponding amendments to its certificate of incorporation by combining them into one document and filing only one certificate of amendment with the Delaware Secretary of State.

If, following approval by Flex Pharma’s stockholders, a reverse stock split is undertaken, the number of issued and outstanding shares of Flex Pharma’s common stock will be reduced in accordance with a reverse stock split ratio determined by the board of directors. Except for adjustments that may result from the treatment of fractional shares, as described below, each stockholder will hold the same percentage of common stock outstanding immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split.

Reasons for the Reverse Stock Split

Nasdaq Listing Compliance

Flex Pharma’s board of directors intends for the reverse stock split to increase the per share market price of the Flex Pharma’s common stock to satisfy the listing requirements of the Nasdaq Global Market or the Nasdaq Capital Market. In order to continue trading on the Nasdaq Global Market or the Nasdaq Capital Market, the closing price for Flex Pharma’s common stock must be at least $4.00 for at least five trading days following the reverse stock split. Assuming Flex Pharma’s common stock in fact maintains that minimum closing price for such period and Flex Pharma receives notification from Nasdaq that it meets the initial listing requirements for business combinations that result in a “change of control,” Flex Pharma would then be subject to the continued listing requirements of the Nasdaq Global Market or the Nasdaq Capital Market, which include a minimum bid price for the stock of $1.00, among other requirements.

In addition to enabling Flex Pharma to meet the initial listing requirements, Flex Pharma’s board of directors believes that the increased market price of Flex Pharma’s common stock expected to result from the implementation of a reverse stock split will improve the marketability and liquidity of it common stock.

Notwithstanding the foregoing, there can be no assurance that the market price per share following the reverse stock split will remain in excess of the minimum bid price for a sustained period of time. In addition, there can be no assurance that Flex Pharma’s common stock will not be delisted due to a failure to meet other listing requirements even if the market price per share of Flex Pharma’s common stock on a post-reverse-stock-split basis remains in excess of the minimum bid price requirement.

Flex Pharma’s board of directors believes that a continued listing on the Nasdaq Global Market or the Nasdaq Capital Market for Flex Pharma’s common stock may provide a broad market for its common stock and facilitate the use of the common stock in financing and other transactions.

Increased Investor Interest

An investment in Flex Pharma’s common stock may not appeal to brokerage firms that are reluctant to recommend lower-priced stocks to their clients. Also, investors also may be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks.

For the foregoing reasons, Flex Pharma is asking its stockholders to approve the reverse stock split amendment authorizing a reverse stock split and proportional reduction in outstanding shares and grant the board of directors the discretion to determine the reverse stock split ratio and effect the reverse stock split at any time prior to the effective date of the merger.

Effects of the Reverse Stock Split

If approved and implemented, the principal effects of the reverse stock split would include the following, all of which have been considered by Flex Pharma’s board of directors in approving the reverse stock split amendment:

•	The number of outstanding shares of Flex Pharma’s common stock will be reduced and each stockholder will own fewer shares than they currently own.

•

The number of shares of Flex Pharma’s common stock reserved and available for issuance under our equity-based compensation plans and the number of shares of Flex Pharma’s common stock issuable upon exercise of outstanding options and warrants will be reduced proportionately based on the reverse stock split ratio selected by the board of directors, and the exercise price of all outstanding options and warrants will be increased proportionately.

•

Except for adjustments that may result from the treatment of fractional shares resulting from the reverse stock split, which are explained below under the heading “—Fractional Shares,” each stockholder will hold the same percentage of Flex Pharma’s outstanding common stock immediately following the reverse stock split as the stockholder held immediately prior to the reverse stock split.

•	The voting rights, rights to dividends and distributions and other rights of Flex Pharma’s common stock will not be changed as a result of the reverse stock split.

The following table shows the number of shares of Flex Pharma’s common stock that would be (i) issued and outstanding; (ii) authorized and reserved for issuance upon the exercise of outstanding stock options and warrants; (iii) authorized and unreserved for issuance; and (iv) authorized, in each case upon the implementation of the reverse stock split at each indicated reverse stock split ratio based on Flex Pharma’s capitalization at December 31, 2018. Because rounding for fractional shares will occur at the level of each beneficial holder, it is currently not possible to determine the exact number of new shares that will be issued in exchange for old shares in the reverse stock split, and therefore the post-split numbers of issued and outstanding stock in the following tables represent maximum values.

Common Stock

Reverse Stock Split Ratio	Common Stock Issued and Outstanding	Common Stock Authorized and Reserved for Issuance	Common Stock Authorized and Unreserved for Issuance	Total Shares of Common Stock Authorized
Pre-split	18,069,476			100,000,000
1-for-15	1,204,631			100,000,000
1-for-20	903,473			100,000,000
1-for-25	722,779			100,000,000
1-for-30	602,315			100,000,000

In addition, if approved and implemented, other possible effects of the reverse stock split include the following, all of which have been considered by Flex Pharma’s board of directors in approving the reverse stock split amendment:

•

It is anticipated that the reduction in outstanding shares of Flex Pharma’s common stock will result in an increase in the per share price of its common stock. However, there is no assurance that such a result will occur. Similarly, there is no assurance that if the per share price of its common stock increases as a result of the reverse stock split, such increase in the per share price will be permanent, which will be dependent on several factors.

•

One of the purposes for the proposed reverse stock split is to comply with the initial listing standards for the Nasdaq Global Market or the Nasdaq Capital Market. However, there can be no assurance that the reverse stock split alone will guarantee or even help Flex Pharma’s initial listing of its common stock on the Nasdaq Global Market or the Nasdaq Capital Market. Specifically, there is no assurance that (i) the market price per share of its common stock following the reverse stock split will rise in proportion to the reduction in the number of shares of its common stock outstanding before the reverse stock split; (ii) the market price per share of its common stock will either exceed or remain in excess of the $4.00 minimum bid price as required for initial listing on the Nasdaq Global Market or the Nasdaq Capital Market; or (iii) Flex Pharma will otherwise meet the initial listing requirements for the Nasdaq Global Market or the Nasdaq Capital Market. If Flex Pharma is unable to maintain the listing of Flex Pharma’s common stock on the Nasdaq Global Market or the Nasdaq Capital Market, Flex Pharma’s liquidity and stock price may be negatively affected and the merger may not close.

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The reverse stock split could be viewed negatively by the market and, consequently, could lead to a decrease in Flex Pharma’s overall market capitalization. It is often the case that the reverse stock split-adjusted stock price and market capitalization of companies that effect a reverse stock split decline. Should the per share price of Flex Pharma’s common stock decline after implementation of the reverse stock split, the percentage decline may be greater than would occur in the absence of the reverse stock split. Furthermore, the liquidity of Flex Pharma’s common stock could be adversely affected by the reduced number of shares of its common stock that will be outstanding following the reverse stock split.

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The anticipated resulting increase in per share price of Flex Pharma’s common stock due to the reverse stock split is expected to encourage greater interest in its common stock by brokers and investors and possibly promote greater liquidity for its stockholders. However, there is no assurance that such greater interest will occur. In addition, the liquidity of Flex Pharma’s shares could be adversely affected by the reduced number of shares of its common stock that would be outstanding after the reverse stock split.

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Since the reverse stock split will decrease the number of shares held by Flex Pharma’s stockholders, the reverse stock split may increase the number of stockholders who hold less than a “round lot,” or 100 shares. Typically, the transaction costs to stockholders selling “odd lots” are higher on a per share basis. Consequently, the reverse stock split could increase the transaction costs to existing stockholders in the event they wish to sell all or a portion of their shares.

The reverse stock split will not affect our Company continuing to be subject to the periodic reporting requirements of the Exchange Act. The reverse stock split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

The reverse stock split would not be accompanied by a decrease in Flex Pharma’s authorized shares of common stock or authorized shares of blank check preferred stock.

Procedures for Effecting the Reverse Stock Split and Filing the Reverse Stock Split Amendment

If Flex Pharma’s stockholders approve the reverse stock split amendment and Flex Pharma’s board of directors subsequently determines that it is in the best interest of Flex Pharma and its stockholders to effect a reverse stock split, the board of directors, in its sole discretion, at any time prior to the effective date of the merger, will determine the ratio of the reverse stock split to be implemented. Flex Pharma’s board of directors believes that stockholder approval of a range of potential exchange ratios (rather than a single exchange ratio) is in the best interest of Flex Pharma and its stockholders because it provides the board of directors with the flexibility to achieve the desired results of the reverse stock split in light of the fact that it is not possible to predict market conditions at the time the reverse stock split would be implemented. The decision of the board of directors as to whether and when to effect the reverse stock split, and the decision of the board of directors regarding the final reverse stock split ratio will be based, in part, on existing and expected trading prices for Flex Pharma’s common stock, its compliance with the minimum bid price requirement of the Nasdaq Global Market or the Nasdaq Capital Market, and prevailing general market and economic conditions. The board of directors intends to select a reverse stock split ratio that it believes would be most likely to achieve the anticipated benefits of the reverse stock split as described above.

After Flex Pharma’s board of directors determines to effect a reverse stock split and has determined the reverse stock split ratio, the board of directors will determine the effective date of the reverse stock split and will announce publicly such information. Any such reverse stock split will become effective upon the filing of the reverse stock split amendment with the Secretary of State of the State of Delaware or such later date as indicated in the reverse stock split amendment. The actual timing of any such filing will be made by the board of directors at such time as the board of directors believes to be most advantageous to Flex Pharma and its stockholders.

Fractional Shares

No fractional shares of Flex Pharma’s common stock would be issued as a result of the reverse stock split, if any. Each holder of Flex Pharma’s common stock at the effective time of the reverse stock split, if any, who otherwise would be entitled to a fractional share will, in lieu thereof, be entitled to receive a cash payment equal to: (i) the fractional share amount multiplied by (ii) the product of (a) the closing sale price of a share of Flex Pharma’s common stock as reported on the Nasdaq Global Market, the Nasdaq Capital Market or other principal market of the common stock, as applicable, on the effective date of the reverse stock split and (b) the reverse stock split ratio, as determined by the board of directors. Except for the right to receive the cash payment in lieu of fractional shares, stockholders will not have any voting, dividend or other rights with respect to the fractional shares they would otherwise be entitled to receive. Because rounding for fractional shares will occur at the level of each beneficial holder, it is currently not possible to determine the exact number of new shares that will be issued in exchange for old shares in the reverse stock split.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Flex Pharma is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the reverse stock split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Flex Pharma or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Exchange of Pre-Split Shares for Post-Split Shares

If Flex Pharma’s stockholders approve and Flex Pharma implements a reverse stock split, its transfer agent will act as its exchange agent for purposes of implementing the exchange of pre-reverse stock split shares of common stock for post-reverse stock split shares of common stock.

Registered Book Entry Stockholders. Holders of Flex Pharma’s common stock holding all of their shares electronically in book-entry form with our transfer agent do not need to take any action (the exchange will be automatic) to receive post-reverse stock split shares.

Registered Certificated Stockholders. Some of the holders of Flex Pharma’s common stock hold their shares in certificate form or a combination of certificate and book-entry form. If a stockholder’s shares of common stock are held in certificate form, the stockholder will receive a transmittal letter from Flex Pharma’s transfer agent as soon as practicable after the effective date of the reverse stock split. The letter of transmittal will contain instructions on how to surrender the stockholder’s certificate(s) representing the stockholder’s pre-reverse stock split shares to the transfer agent. Upon receipt of the stockholder’s pre-reverse stock split certificate(s) and the properly completed and executed letter of transmittal, the stockholders will be issued the appropriate number of shares of common stock electronically in book-entry form under the Direct Registration System (which we refer to as the “DRS”). No new shares in book-entry form will be reflected until the stockholders surrenders the stockholders outstanding pre-reverse stock split certificate(s), together with the properly completed and executed letter of transmittal, to Flex Pharma’s transfer agent. At any time after receipt of the stockholder’s DRS statement, the stockholder may request a stock certificate representing the stockholder’s ownership interest.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Accounting Matters

The reverse stock split is not expected to affect total stockholders’ equity on Flex Pharma’s balance sheet. However, because the par value of Flex Pharma’s common stock will remain unchanged on the effective date of the reverse stock split, the components that make up stockholders’ equity will change by offsetting amounts. The stated common stock components will be reduced, and the additional paid-in capital component will be increased by the amount by which the stated common stock component is reduced. The per share net loss and net book value of Flex Pharma’s common stock will be increased because there will be fewer shares of our common stock outstanding. Net loss per share amounts in prior periods will be restated to reflect the reverse stock split. Flex Pharma does not anticipate that any other accounting consequences would arise as result of the reverse stock split.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the reverse stock split. This discussion is based upon current provisions of the Code, existing and proposed Treasury regulations (which we refer to as the “Treasury Regulations”) promulgated under the Code and judicial authority and administrative interpretations, all as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and are subject to differing interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be sought from IRS with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders that hold their Flex Pharma common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the tax on net investment income or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders that may be subject to special rules under U.S. federal income tax laws, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt or a governmental organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	a regulated investment company or a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Flex Pharma common stock that received such stock through the exercise of an employee option, pursuant to a retirement plan or otherwise as compensation;

•	a holder of options, or holders of restricted stock or bonus stock, granted under any benefit plan;

•	a person whose functional currency is not the U.S. dollar;

•	a person subject to Section 451(b) of the Code; or

•	a person who is a former citizen or former long-term resident of the United States.

If a partnership, or any entity (or arrangement) treated as a partnership for U.S. federal income tax purposes, holds Flex Pharma common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. A partner in a partnership holding Flex Pharma common stock should consult its own tax advisor about the U.S. federal income tax consequences of the reverse stock split.

For purposes of this discussion, “U.S. holder” is a beneficial owner of Flex Pharma common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons that have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

Tax Consequences of the Reverse Stock Split Generally

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. holder of Flex Pharma common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Flex Pharma common stock, as discussed below. A U.S. holder’s aggregate tax basis in the shares of Flex Pharma common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Flex Pharma common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Flex Pharma common stock), and such U.S. holder’s holding period in the shares of Flex Pharma common stock received should include the holding period in the shares of Flex Pharma common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Flex Pharma common stock surrendered to the shares of Flex Pharma common stock received in a recapitalization pursuant to the reverse stock split. U.S. holders of shares of Flex Pharma common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. holder of Flex Pharma common stock that receives cash in lieu of a fractional share of Flex Pharma common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Flex Pharma common stock surrendered that is allocated to such fractional share of Flex Pharma common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Flex Pharma common stock surrendered exceeded one year at the effective time of the reverse stock split.

Information Reporting and Backup Withholding

Cash payments received by a U.S. holder of Flex Pharma common stock pursuant to the reverse stock split may be subject to information reporting and may be subject to U.S. backup withholding (currently at 24%) unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

No Appraisal Rights

No appraisal rights are available under the Delaware General Corporation Law or under our Restated Certificate of Incorporation or Amended and Restated Bylaws to any stockholder who dissents from the proposal to approve the amendment to our Restated Certificate of Incorporation to effect the reverse stock split.

Board Discretion to Implement the Reverse Stock Split

If the proposed reverse stock split is approved at the special meeting, the board of directors, in its sole discretion, at any time prior to the effective date of the merger, may determine to implement the reverse stock split. Notwithstanding the approval of the form of the reverse stock split amendment at the special meeting, the board of directors, in its sole discretion, may determine not to implement the reverse stock split.

Vote Required; Recommendation of Flex Pharma Board of Directors

The affirmative vote of holders of a majority of the outstanding shares of Flex Pharma’s common stock as of the record date for the special meeting is required for approval of Proposal 2.

A failure to submit a proxy card or vote at the special meeting or an abstention or “broker non-vote” will have the same effect as a vote “AGAINST” such proposal.

FLEX PHARMA’S BOARD OF DIRECTORS RECOMMENDS FLEX PHARMA STOCKHOLDERS VOTE “FOR” PROPOSAL 2 TO APPROVE AN AMENDMENT OF FLEX PHARMA’S CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF FLEX PHARMA’S COMMON STOCK.

Flex Pharma Proposal 3—To approve an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.”

General

Flex Pharma’s board of directors has adopted resolutions approving, declaring advisable and recommending that Flex Pharma’s stockholders approve an amendment to Flex Pharma’s certificate of incorporation to change its corporate name from “Flex Pharma, Inc.” to “Salarius Pharmaceuticals, Inc.” If approved, the change to Flex Pharma’s corporate name will become effective upon the filing of a certificate of amendment with the Secretary of State of the State of Delaware. Flex Pharma currently plans to file the certificate of amendment as soon as reasonably practicable after receiving approval of the amendment from its stockholders. However, the board of directors has reserved the right to abandon the proposed amendment if, at any time before the filing of the certificate of amendment, it determines that changing Flex Pharma’s name is no longer in the best interests of Flex Pharma or its stockholders. If both Proposal 2 and Proposal 3 are approved, Flex Pharma may decide to effect the corresponding amendments to its certificate of incorporation by combining them into one document and filing only one certificate of amendment with the Delaware Secretary of State.

If Proposal 3 is approved, Article I of our certificate of incorporation will be amended to reflect Flex Pharma’s new corporate name. The proposed amendment to Article I of Flex Pharma’s certificate of incorporation is set forth in its entirety in Appendix B to this proxy statement/prospectus/information statement. If Proposal 3 is approved, Flex Pharma expects that the trading symbol for its common stock on the Nasdaq Global Market or Nasdaq Capital Market may be changed to “SLRX” concurrently with, or shortly after, Flex Pharma’s name change, although Flex Pharma is not soliciting votes for the change in trading symbol.

The DGCL does not require stockholder approval to change Flex Pharma’s corporate name. However, the Merger Agreement requires Flex Pharma to seek stockholder approval of an amendment of Flex Pharma’s certificate of incorporation to effect the name change.

Reason for Proposed Amendment

The purpose of the proposed name change is to allow for recognition of the business of the combined company following completion of the merger. Flex Pharma’s management believes that the current name no longer accurately reflects the business and mission of the combined company post-merger. Also, Flex Pharma is required to change its name pursuant to the Merger Agreement.

Effect of Proposed Amendment

If approved by Flex Pharma’s stockholders, the change to Flex Pharma’s corporate name will not affect the validity of any of our existing stock certificates that bear the name “Flex Pharma, Inc.” If the proposed name change is approved, stockholders with certificated shares may continue to hold existing certificates, and the number of shares represented by those certificates will remain unchanged by any corporate action contemplated by this proposal. New stock certificates that are issued after the name change becomes effective, including any representing post-reverse split shares, will bear the name “Salarius Pharmaceuticals, Inc.”

Stockholders Holding Common Stock in “Street Name.” Banks, brokers and other nominees will be instructed to effect the name change and the CUSIP change in the accounts of their customers holding common stock in “street name” (i.e., through a bank, broker or other nominee).

Stockholders Holding Common Stock in Certificate Form. Registered stockholders who hold their shares of common stock in certificate form are not required to do anything. Certificates issued with Flex Pharma’s current corporate name will continue to be valid after the name change. Stockholders holding shares in certificate form should not destroy their stock certificates nor submit the stock certificates to us to have them reissued.

If the proposal to change Flex Pharma’s name is not approved, the proposed amendment to its certificate of incorporation will not be made and its name will remain unchanged.

Vote Required; Recommendation of Flex Pharma Board of Directors

The affirmative vote of holders of a majority of the outstanding shares of Flex Pharma’s common stock as of the record date for the special meeting is required for approval of Proposal 3.

A failure to submit a proxy card or vote at the special meeting or an abstention or “broker non-vote” will have the same effect as a vote “AGAINST” such proposal.

FLEX PHARMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FLEX PHARMA STOCKHOLDERS VOTE “FOR” PROPOSAL 3 TO APPROVE AN AMENDMENT OF FLEX PHARMA’S CERTIFICATE OF INCORPORATION TO EFFECT THE NAME CHANGE OF FLEX PHARMA TO “SALARIUS PHARMACEUTICALS, INC.”

Flex Pharma Proposal 4—To consider and vote on an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve Proposals 1, 2 or 3

General

Flex Pharma is asking its stockholders to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of approval of Proposals 1, 2 or 3.

If the number of shares of Flex Pharma’s common stock present in person or represented by proxy at the special meeting voting in favor of Proposals 1, 2 or 3 is insufficient to approve such proposal at the time of the special meeting, then Flex Pharma may move to adjourn the special meeting in order to enable the Flex Pharma’s board of directors to solicit additional proxies in respect of such proposal. In that event, Flex Pharma’s stockholders will be asked to vote only upon the adjournment proposal, Proposal 4, and not on any other proposal.

In this proposal, Flex Pharma is asking its stockholders to authorize the holder of any proxy solicited by Flex Pharma’s board of directors to vote in favor of granting discretionary authority to the proxy or attorney-in-fact to vote to adjourn the special meeting one or more times for the purpose of soliciting additional proxies. If Flex Pharma’s stockholders approve this Proposal 4, Flex Pharma could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Flex Pharma’s stockholders that previously have returned properly executed proxies or authorized a proxy by using the Internet or telephone. Among other things, approval of Proposal 4 could mean that, even if Flex Pharma has received proxies representing a sufficient number of votes against the approval of Proposal 1, that such proposal would be defeated, Flex Pharma could adjourn the special meeting without a vote on such proposal and seek to obtain sufficient votes in favor of such proposal to obtain approval of that proposal.

Flex Pharma currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposals 1, 2 and 3.

Vote Required; Recommendation of Flex Pharma Board of Directors

The affirmative vote of holders of a majority of Flex Pharma’s common stock, present in person or represented by proxy at the Flex Pharma special meeting is required for approval of Flex Pharma Proposal 4.

A failure to submit a proxy card or vote at the Flex Pharma special meeting, an abstention or a “broker non-vote” will have no effect on the outcome of Proposal 4.

FLEX PHARMA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FLEX PHARMA’S STOCKHOLDERS VOTE “FOR” PROPOSAL 4 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE MEETING TO APPROVE PROPOSALS 1, 2 OR 3.

THE WRITTEN CONSENT OF SALARIUS MEMBERS

As a member of Salarius, you are being provided with a written consent of members in connection with this proxy statement/prospectus/information statement. The written consent of members seeks your approval of the adoption of the Merger Agreement, and your approval of the merger and related transactions. The affirmative vote of the holders of a majority of common units, profits interest common units and Series A preferred units of Salarius, voting together as a single class, is required to approve these matters.

After careful consideration, the Salarius board of managers (i) determined that the merger is fair to, and in the best interests of, the Salarius and the Salarius members, (ii) has adopted and declared advisable the Merger Agreement and approved the adoption of the Merger Agreement and the approval of the merger and related transactions, and (iii) has determined to recommend that the Salarius members vote to adopt the Merger Agreement, approve the merger and related transactions. Accordingly, Salarius’ board of managers unanimously recommends that its members sign and return the member written consent to Salarius indicating their approval of the merger and other transactions contemplated by the Merger Agreement.

THE MERGER

This section and the section entitled “The Merger Agreement” beginning on page [●] of this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Flex Pharma believes that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement, including the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus/information statement, and the other documents to which Flex Pharma has referred to or incorporated by reference herein. For a more detailed description of where you can find those other documents, please see the section entitled “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus/information statement.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalog every conversation among the Board, the Strategic Committee, members of Flex Pharma management or Flex Pharma’s representatives and other parties.

Historical Background of Flex Pharma

Flex Pharma is a biotechnology company. Prior to June 2018, it focused on developing innovative and proprietary treatments for muscle cramps, spasms and spasticity associated with severe neurological conditions.

In June 2018, Flex Pharma announced that it was ending its ongoing Phase 2 clinical trials of FLX-787 in patients with motor neuron disease (which we refer to as “MND”), primarily with amyotrophic lateral sclerosis (which we refer to as “ALS”), and in patients with Charcot-Marie-Tooth disease (which we refer to as “CMT”), due to oral tolerability concerns observed in both trials. Additionally, in June 2018, Flex Pharma initiated a process to explore a range of strategic alternatives for enhancing stockholder value, including a potential sale or merger of Flex Pharma, and announced a restructuring to reduce its cost structure to help preserve liquidity. In connection with the restructuring, Flex Pharma reduced its workforce by approximately 60%. Flex Pharma continues to operate with a reduced workforce that focuses its efforts on limited research and development activities and operating Flex Pharma’s consumer business, which sells HOTSHOT®, Flex Pharma’s consumer product launched in 2016 to prevent and treat exercise-associated muscle cramps.

On June 1, 2018, Flex Pharma’s board of directors held a meeting. The meeting included members of Flex Pharma’s management (which we refer to as “Flex Management”) and representatives of Cooley LLP (which we refer to as “Cooley”), Flex Pharma’s legal counsel. Flex Pharma’s board of directors discussed the increasing oral tolerability issues in Flex Pharma’s ongoing Phase 2 clinical trials at that time, potential FLX-787 development options, and broader strategic options. Flex Pharma’s board of directors requested that Flex Management provide additional information regarding the development of FLX-787 and strategic options at a meeting to be held on June 8, 2018. Flex Pharma’s board of directors also instructed Flex Management to contact prospective financial advisors (based on qualification, expertise and reputation) to assist Flex Pharma’s board of directors.

On June 5, 2018 and June 6, 2018, Flex Management and a member of Flex Pharma’s board of directors, either individually or as group, contacted three prospective financial advisors.

On June 8, 2018, Flex Pharma’s board of directors held a meeting. The meeting included members of Flex Management and representatives of Cooley. Flex Management provided a final recommendation to Flex’s board of directors regarding the development of FLX-787 and strategic options. Flex Pharma’s board of directors approved a plan to stop Flex Pharma’s ongoing Phase 2 studies in MND and CMT, restructure Flex Pharma (including a reduction in headcount), and engage Wedbush to assist Flex Pharma’s board of directors with a strategic assessment to enhance stockholder value (including a potential sale or merger of Flex Pharma). Flex Pharma’s board of directors also approved Flex Pharma’s continued efforts to assess FLX-787 in dysphagia

(difficulty swallowing) and the continued operations of Flex Pharma’s consumer business, which sells HOTSHOT. In addition, Flex’s board of directors established a Strategic Committee (which we refer to as the “Strategic Committee”) to, among other things, make recommendations to Flex Pharma’s board of directors with respect to strategic matters. The Strategic Committee consisted of Dr. McVicar, Mr. Randle, Mr. Hutt and Dr. Tung. Flex Pharma’s board of directors considered Wedbush and two other prospective financial advisors, each of which had been recommended by one or more members of the board of directors. In doing so, the board of directors considered (i) such prospective financial advisor’s capabilities, relevant transaction experience, proposed staffing and proposed fees and (ii) whether such prospective financial advisor had any potential conflicts of interest. The board of directors determined it appropriate to engage Wedbush due in particular to Wedbush’s experience with reverse takeovers, industry experience and reputation. The board of directors instructed Flex Pharma’s management to negotiate an engagement letter with Wedbush and to present it to the board of directors for review.

On June 12, 2018, Flex Pharma executed an engagement letter with Wedbush for Wedbush to act as Flex Pharma’s exclusive financial advisor in connection with Flex Pharma’s strategic assessment to enhance stockholder value.

On June 13, 2018, Flex Pharma publicly announced its decisions to terminate its ongoing Phase 2 studies in MND and CMT, its restructuring (including a 60% reduction in headcount), its engagement of Wedbush to assist with a strategic assessment to enhance stockholder value, and Flex Pharma’s intention to continue to assess FLX-787 in dysphagia and to continue to sell HOTSHOT through its consumer business.

From June 2018 through January 2019, Flex Pharma, with Wedbush’s assistance, assessed Flex’s Pharma’s alternatives and conducted a process of identifying and evaluating potential parties for a potential sale, merger or other transaction involving Flex Pharma. In its review, Flex Pharma and Wedbush focused on public and private pharmaceutical and biotechnology companies with (i) a portfolio of products or product development candidates with the potential for significant value appreciation, (ii) resources sufficient to achieve potentially meaningful development milestones within such portfolio (including the perceived ability to obtain resources through capital markets or otherwise, either prior to or concurrent with the effectiveness of a transaction with Flex Pharma), (iii) an ability to enter into an agreement in the near-term for a transaction with Flex Pharma and to proceed promptly toward consummating the transaction, and (iv) a management team with the breadth and skills to accomplish the foregoing.

Between June 13 2018 and October 2018, at the direction of Flex Pharma’s board of directors, Wedbush contacted (or was contacted by) 184 companies to gauge their interest in a potential sale, merger or other transaction involving Flex Pharma. These parties’ primary interest was in a strategic transaction with Flex Pharma, in the form of a merger or acquisition.

As part of Flex Pharma’s process for assessing the value of a potential strategic transaction, Flex Pharma provided a process letter to companies that had indicated an interest in pursuing a strategic transaction with Flex Pharma. The process letter outlined several factors used by Flex Pharma to evaluate each potential candidate and its indication of interest. The factors included, among others:

•	transaction structure;

•	valuation and pro forma equity ownership split;

•	plans for financing prior to or concurrent with a transaction;

•	composition of the board of directors of the combined entity;

•	cash resources at closing;

•	due diligence requirements;

•	plans for Flex Pharma’s assets and employees;

•

information concerning the potential candidate, including its programs, platforms, technology, key personnel, key stockholders, current cash balance, projected cash burn through closing, financing and valuation history, anticipated uses of the combined entity’s cash balance, regulatory strategy for the potential candidate’s products and/or technology, material direct and contingent liabilities, availability of audited financial statements and status of public filings, if any, and availability and completeness of a data room;

•	approvals that must be obtained to complete a transactions and/or conditions of closing a transaction; and

•	external advisors engaged or to be engaged by the potential candidate.

During June 2018 and September 2018, Wedbush received (on behalf of Flex Pharma) 40 fully-executed non-disclosure agreements from potential candidates. Flex Management then held diligence discussions with 37 companies and received 26 indications of interest from potential candidates (including Salarius). In the case of each potential candidate (other than Salarius), this process resulted either in the potential candidate’s decision not to move forward or Flex Pharma’s determination that (i) a potential transaction with a potential candidate lacked one or more critical elements (for example, the potential candidate did not have sufficient cash on hand, or financing commitments, to provide the combined entity with adequate resources to operate for a sufficient period of time) and/or (ii) the terms of a potential transaction with the potential candidate (including Flex Pharma’s current stockholders’ ownership of the combined entity and the probability of the potential transaction closing) were inadequate to Flex Pharma and its current stockholders or did not represent the highest value reasonably available to Flex Pharma and its current stockholders. Salarius was the only potential candidate in the process that Flex Pharma determined met all the critical elements (for example, it would have sufficient cash on hand or financing commitments) and with which Flex Pharma ultimately reached a mutual understanding on deal terms (including Flex Pharma’s current stockholders’ ownership of the combined company and the probability of closing the transaction). As a result, Flex Pharma’s board of directors determined that Flex Pharma should negotiate a merger agreement with Salarius, and Flex Pharma and Salarius moved forward to do so. A more detailed chronological description of the merger process follows below under “The Merger—Background of the Merger- History of Flex Pharma’s Strategic Alternatives and Significant Corporate Events.”

History of Flex Pharma’s Strategic Alternatives and Significant Corporate Events

As noted above, on June 8, 2018, Flex Pharma’s board of directors approved a plan to stop Flex Pharma’s ongoing Phase 2 studies in MND and CMT, restructure Flex Pharma and engage Wedbush to assist Flex Pharma’s board of directors with a strategic assessment to enhance stockholder value. Flex Pharma’s board of directors also established the Strategic Committee to, among other things, make recommendations to Flex Pharma’s board of directors with respect to strategic matters.

On June 12, 2018, Flex Pharma executed an engagement letter with Wedbush for Wedbush to act as Flex Pharma’s exclusive financial advisor in connection with Flex Pharma’s strategic assessment to enhance stockholder value.

On June 13, 2018, Flex Pharma publicly announced its decisions to terminate its ongoing Phase 2 studies in MND and CMT, its restructuring (including a 60% reduction in headcount), and its engagement of Wedbush to assist with a strategic assessment to enhance stockholder value.

On June 15, 2018, Flex Pharma and Wedbush held a kick-off meeting to discuss the strategic assessment, timelines, planned outreach, responsibilities and expectations. Also, Flex Pharma engaged Duane Morris LLP (which we refer to as “Duane Morris”) as its legal counsel in connection with the strategic assessment and a potential transaction with a potential candidate.

On June 18, 2018, Flex Pharma provided the form of confidentiality agreement for potential candidates to Wedbush, which Wedbush provided to potential candidates.

On June 19, 2018, Flex Pharma and Wedbush finalized Flex Pharma’s corporate presentation, which Wedbush provided to potential candidates that executed confidentiality agreements.

Between June 2018 and September 2018, Flex Pharma and Wedbush held initial calls with 37 interested parties regarding a potential sale, merger or other transaction. During this time, Flex Management provided updates of the strategic assessment process to the Strategic Committee and Flex Pharma’s board of directors through meetings, email and individual phone calls.

Between July 2018 and September 2018, Wedbush distributed process letters to 37 potential candidates.

On July 3, 2018, Mr. Hutt resigned from the Strategic Committee due to his time constraints.

On July 16, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management and representatives of Wedbush and Duane Morris. At the meeting, Flex Management and Wedbush provided an update of the strategic assessment process.

By July 20, 2018, Wedbush received 20 indications of interest from potential candidates. Wedbush received an additional six indications of interest after July 20, 2018, bringing the total number of indications of interest to 26.

On July 23, 2018, Roderick MacKinnon resigned from Flex Pharma’s board of directors to pursue his other interests.

On July 25, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management, representatives of Wedbush and Duane Morris, and a member of Flex Pharma’s board of directors. The Strategic Committee reviewed the potential candidates and the terms of their proposed transactions to determine which potential candidates it would invite to present in person to the Strategic Committee and Flex Management. The Strategic Committee determined that it would invite seven potential candidates (which we refer to as Party 1, Party 2, Party 3, Party 4, Party 5, Party 6 and Party 7) to present based on this indication of interest.

Also at its meeting on July 25, 2018, the Strategic Committee determined that it may invite other potential candidates to present if they provide additional information on their ability to secure adequate financing for the combined entity through potentially meaningful development milestones. The Strategic Committee did not invite Salarius to present because of uncertainty relating to Salarius’ ability to secure adequate financing for the combined company.

On July 25, 2018, Flex Pharma’s board of directors held a meeting. At the meeting, the Strategic Committee provided an overview of the strategic assessment process to Flex Pharma’s board of directors. After the meeting, Wedbush contacted Parties 1 to 7 to arrange for in person presentations to occur between August 1, 2018 and August 7, 2018.

On July 31, 2018, Party 3 informed Wedbush that it did not feel it could meet the timelines for a potential transaction and withdrew from the process.

On July 31, 2018, Party 4 informed Wedbush that it had decided to withdraw from the process because it was no longer interested in pursuing a merger with Flex Pharma.

On August 1, 2018, Wedbush communicated with Party 1 regarding Party 1’s plans for financing the combined entity. Based upon those communications, Flex Pharma determined that Party 1 was no longer a suitable candidate because of Party 1’s planned timing for its financing.

On August 2, 2018, Party 2 and Party 5 presented in person to the Strategic Committee, Flex Management, Wedbush and a Flex Pharma advisor.

On August 2, 2018, another potential candidate who previously submitted an indication of interest (which we refer to as Party 8) contacted Wedbush to provide an update on Party 8’s planned financing for the combined entity. Based upon that information, at the request of Flex Pharma, Wedbush invited Party 8 to present in person on August 7, 2018.

On August 3, 2018, Party 6 presented in person to the Strategic Committee, Flex Management, Wedbush and a Flex Pharma advisor.

On August 7, 2018, Party 7 and Party 8 presented in person to the Strategic Committee, Flex Management, Wedbush and a Flex Pharma advisor.

Following the in-person presentations on August 7, 2018, the Strategic Committee selected Party 8 as the lead candidate because it appeared that Party 8 represented the highest potential value for Flex Pharma and its stockholders, based on the criteria identified above.

The Strategic Committee directed Flex Management and Wedbush to pursue negotiations with Party 8 but to also continue discussions with the other parties that presented in case Flex Pharma was unable to agree to the terms of a transaction with Party 8.

On August 13, 2018, Party 8 granted access to its virtual data room to Flex Pharma’s representatives.

On August 14, 2018, Flex Pharma granted access to its virtual data room to Party 8’s representatives.

On August 15, 2018, Flex Management held a call with Party 8 to discuss due diligence matters.

On August 20, 2018, Party 8 was provided with a draft version of a merger agreement.

Through the end of August 2018 and into early September 2018, Flex Management and Flex Pharma’s representatives continued due diligence and merger term discussions with Party 8.

On August 23, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management. During the meeting, Flex Management provided an update on (i) the status of negotiations with Party 8 and the timing of a potential transaction, (ii) Party 8’s financing efforts and (iii) Flex Pharma’s continued discussions with the other potential candidates.

On August 27, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management and representatives of Cooley, Flex Pharma’s corporate counsel. At the meeting, Flex Management provided an update on the status of negotiations with Party 8, the timing of the potential transaction and the proposed ownership of Flex Pharma’s current stockholders’ of the combined entity. The Strategic Committee instructed Flex Management to continue negotiations with Party 8.

On September 5, 2018, Flex Pharma’s board of directors held a meeting. At the meeting, Flex Management updated Flex Pharma’s board of directors on the status of the potential transaction with Party 8.

On September 10, 2018, Party 8 informed Flex Pharma that it was withdrawing from negotiations due to its uncertainty regarding its ability to raise adequate funds to support the combined entity through potentially meaningful development milestones.

On September 11, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management and representatives of Wedbush. At the meeting, the Strategic Committee discussed Party 8’s withdrawal. Wedbush informed the Strategic Committee that, as previously instructed by the Strategic Committee, it had continued discussions with the other parties that presented in early August, as well as other companies that previously submitted bids. Wedbush also told the Strategic Committee that it was arranging diligence discussions with Flex Management for updates from potential candidates that had, or appeared to have, the ability to secure financing to support the combined company through potentially meaningful development milestones. In addition, Wedbush informed the Strategic Committee that another potential candidate (which we refer to as Party 9), which did not initially submit an indication of interested, expressed its interest in submitting an indication of interest. The Strategic Committee instructed Wedbush and Flex Management to continue diligence discussions with potential candidates.

On September 13, 2018, Flex Management and Wedbush held diligence discussions with Party 9.

On September 14, 2018, Flex Management and Wedbush held discussions with Party 5 to discuss diligence, Party 5’s interest in a potential transaction with Flex Pharma, Party 5’s clinical development plans, and Party 5’s financing plans to support the combined company through potentially meaningful development milestones.

On September 14, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management. At the meeting, Wedbush provided a summary of the discussions with the potential candidates. The Strategic Committee instructed Wedbush and Flex Management to continue parallel discussions with Party 5 and Party 9 and to continue to consider other potential candidates that submitted an indication of interest or that otherwise expressed interest in a transaction if such candidates met Flex Pharma’s criteria.

On September 14, 2018, Flex Pharma provided Party 5’s representatives with access to Flex Pharma’s virtual data room, and Party 5 provided Flex Pharma’s representatives with access to Party 5’s virtual data room.

On September 19, 2018, the Strategic Committee and Flex Management held a due diligence call with Party 9.

On September 20, 2018, Party 9 submitted its indication of interest.

From September 20, 2018 to October 1, 2018, Flex Management and Wedbush continued to have diligence discussions with Party 5, Party 9 and other parties that previously submitted indications of interest or otherwise expressed interest to assess such potential candidates’ recent progress and whether a combination with Flex Pharma would meet Flex Pharma’s criteria. During this time, Flex Pharma and Salarius discussed diligence.

On October 1, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management and representatives of Wedbush. At the meeting, Flex Management and Wedbush provided an update on discussion with potential candidates. The Strategic Committee instructed Flex Management and Wedbush to continue discussions with Party 5, Party 9 and Salarius.

On October 2, 2018, Salarius provided access to its virtual data room to representatives of Flex Pharma.

On October 4, 2018, Party 9 withdrew itself from merger discussions.

On October 4, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management, representatives of Wedbush and a Flex Pharma advisor. Flex Management and Wedbush discussed the withdrawal of Party 9. Wedbush also informed the Strategic Committee that based upon recent due diligence efforts, there continued to be uncertainty related to Salarius’ ability to obtain financing through potentially meaningful development milestones. The Strategic Committee selected Party 5 as the lead merger candidate and instructed Flex Management and Wedbush to continue due diligence with Party 5 and enter into merger negotiations.

From October 4, 2018 to October 8, 2018, Flex Pharma and Party 5 discussed potential terms of a reverse takeover, subject to continued due diligence and negotiations. Those discussions culminated in the execution of a generally non-binding term sheet between the parties on October 10, 2018. The terms also included a binding 14 day exclusivity period between the parties.

From October 4, 2018 to November 1, 2018, Flex Pharma and Wedbush held numerous discussions with Party 5 and its representatives to discuss due diligence and potential terms of a reverse takeover.

On November 1, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management and representatives of Wedbush and Duane Morris. At the meeting, Flex Management and Wedbush provided an update of the continued negotiations and diligence with Party 5. Flex Management summarized for the Strategic Committee the more significant terms that were being negotiated, including those terms that Flex Management felt presented the most significant risk to reaching agreement with Party 5, including Party 5’s recently added closing condition based on the amount of Flex Pharma’s cash. Wedbush also informed the Strategic Committee that, in lieu of a portion of Wedbush’s success fee, Wedbush would be willing to accept warrants having a value equal to such portion, which would help Flex Pharma to preserve its cash.

On November 5, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management, representatives of Cooley and other members of Flex Pharma’s board of directors. At the meeting, Flex Management and Wedbush provided an update of the continued negotiations and diligence with Party 5 including an update on the significant terms that were continuing to be negotiated.

On November 7, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management and representatives of Wedbush. At the meeting, Flex Management and Wedbush provided an update of the continued negotiations and diligence with Party 5. Flex Management informed the Strategic Committee that Party 5 continued to require a closing condition based on the amount of Flex Pharma’s cash, which represented significant risk to closing a transaction. Flex Management and the Strategic Committee also discussed the advantages and disadvantages of alternatives for Flex Pharma, including the potential value to its stockholders of liquidating Flex Pharma, in the event Flex Pharma could not reach agreement with Party 5.

On November 8, 2018, Party 5 informed Wedbush that Party 5 would not agree to a transaction with Flex Pharma unless Flex Pharma agreed to a closing condition based on the amount of Flex Pharma’s cash.

Later on November 8, 2018, Flex Pharma’s board of directors held a meeting. At the meeting, the Strategic Committee, Flex Management and Wedbush discussed Party 5’s proposed terms, including a closing condition based on the amount of Flex Pharma’s cash. The Strategic Committee and the board of directors concluded that Party 5’s proposed terms represented significant risk to closing a transaction with Party 5 and, therefore, continuing discussions with Party 5 was not in the best interest of Flex Pharma and its stockholders. The Strategic Committee and Flex Pharma’s board of directors instructed Flex Management to withdraw from negotiations with Party 5. Flex Management and Wedbush then presented alternatives for Flex Pharma and provided an update on discussions with Salarius and an overview of Salarius’ indication of interest. The Strategic Committee also discussed the potential value to Flex Pharma’s stockholders of liquidating Flex Pharma as a potential alternative to continued transaction discussions. The Strategic Committee and Flex Pharma’s board of directors instructed Flex Management and Wedbush to enter into diligence discussions with Salarius to determine if a potential transaction with Salarius would meet Flex Pharma’s criteria and if Salarius had secured, or would be able to secure, adequate funding to support the combined company through potentially meaningful development milestones.

Following the meeting, Wedbush informed Party 5 that Flex Pharma was withdrawing from transaction negotiations.

On November 9, 2018, Flex Management and Wedbush held a due diligence discussion with Salarius and their representatives to discuss the status of Salarius’ clinical development plan, Salarius’ interest in a potential transaction with Flex Pharma, the potential timing of such a transaction and the status of Salarius’ fund raising efforts. Based upon the information provided during that call, Flex Pharma decided to continue diligence discussions with Salarius.

On November 9, 2018, Salarius provided access to its virtual data room for additional Flex Pharma representatives and Flex Pharma provided access to its virtual data room for Salarius representatives.

Through November 16, 2018, Flex Pharma and Salarius discussed diligence, as well as potential transaction terms in the form of a draft generally non-binding term sheet.

On November 16, 2018, the Strategic Committee held a meeting. The meeting included members of Flex Management and representatives of Wedbush and Duane Morris. At the meeting, Flex Management and Wedbush summarized their recent discussions with Salarius. Flex Management recommended that Flex Pharma enter into exclusivity with Salarius (subject to a “fiduciary out”), continue diligence with Salarius and begin negotiating a merger agreement with Salarius. The Strategic Committee agreed with the recommendation.

On November 19, 2018, the parties executed a thirty-one day exclusivity agreement, which included a “fiduciary out” for Flex Pharma’s board of directors.

On November 21, 2018, Flex Pharma sent Salarius a draft merger agreement.

On November 26, 2018, the Chairman of Salarius visited the offices of Flex Pharma and met with members of Flex Management and Flex Pharma’s board of directors to discuss the potential merger, board of director composition of the combined company and other matters.

On December 1, 2018, Salarius sent to Flex Pharma its initial comments on the draft merger agreement.

On December 16, 2018, Salarius informed Flex Pharma that Salarius’ members would be subject to a taxable event based on current deal terms. Salarius and Flex continued to discuss the matter and proposed that certain terms of the deal be changed in order to avoid the taxable event.

On December 18, 2018, Flex Pharma and Salarius agreed to extend the exclusivity period until December 31, 2018.

On December 20, 2018, Flex Management informed Flex Pharma’s board of directors of the proposed change in economic terms. Flex Pharma’s board of directors approved the change in the terms.

On December 30, 2018, Flex Pharma and Salarius agreed to extend the exclusivity period until January 7, 2019.

On January 1, 2018, Flex Pharma engaged Dentons Canada LLP (which we refer to as “Dentons”) as legal counsel to assist Flex Pharma with the transaction.

Between November 16, 2018 and January 3, 2019, in addition to the above, numerous discussions occurred between Flex Pharma’s representatives (including Flex Management, members of Flex Pharma’s board of directors, Wedbush, Duane Morris and Dentons) and Salarius’ management and representatives. These discussions included continued due diligence by Flex Pharma and Salarius, negotiation of the Merger Agreement and operations of the merged company, among others. In addition, Flex Pharma and Salarius discussed the potential issuance of a warrant to Wedbush in lieu of a portion of Wedbush’s success fee. These discussions eventually resulted in a final draft merger agreement that was presented to the Strategic Committee and Flex Pharma’s board of directors on January 3, 2019.

On January 3, 2019, the Strategic Committee held a meeting to discuss the terms of the proposed transaction with Salarius. The meeting included members of Flex Management, representatives of Wedbush, Dentons and Cooley, and members of Flex Pharma’s board of directors. The Dentons’ representative reviewed the fiduciary duties of the Strategic Committee and Flex Pharma’s board of directors with respect to the proposed merger with Salarius. The Dentons’ representative also provided an overview of the negotiation process with Salarius’ representatives, as well as a presentation regarding the terms and conditions of the draft Merger Agreement, the draft voting agreement, the draft lock-up agreement and other related documents. The Strategic Committee also discussed that to date, Salarius had not had, and had not requested to have, discussions with Flex Management or directors regarding their roles, compensation, retention or investment arrangements in connection with the proposed transaction, other than Dr. McVicar’s position as director of the combined company following the merger, which is described in the section entitled “The Merger—Interests of Flex Pharma’s Directors and Executive Officers in the Merger” beginning on page [●] of this proxy statement/prospectus/information statement. Representatives of Wedbush then informed the Strategic Committee that Wedbush was prepared to deliver its fairness opinion to Flex Pharma’s board of directors. The Strategic Committee unanimously determined that the transaction with Salarius represented the highest value reasonably available to Flex Pharma and its stockholders. The Strategic Committee also unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, fair to, and in the best interests of, Flex Pharma’s stockholders and that it was advisable and in the best interests of Flex Pharma and its stockholders to enter into the Merger Agreement and the related agreements and to consummate the transactions contemplated thereby. In addition, the Strategic Committee recommended that Flex Pharma’s board of directors (i) approve and declare advisable to Flex Pharma and its stockholders the Merger Agreement, the merger and the transactions contemplated by the Merger Agreement, (ii) direct Flex Pharma to enter into and deliver the Merger Agreement and the related agreements, and (iii) recommend (and the Strategic Committee did recommend) that Flex Pharma’s stockholders vote to approve the proposals in this proxy statement/prospectus/information statement.

Immediately following the meeting of the Strategic Committee, Flex Pharma’s board of directors held a meeting to consider the proposed transaction with Salarius. The meeting included members of Flex Management and representatives of Wedbush, Dentons and Cooley. Representatives of Wedbush confirmed that (i) Wedbush had not provided any investment banking services to Salarius, or received any compensation from Salarius, in the last two years, (ii) none of Wedbush or its corporate advisory affiliates owned any equity or debt interests in Salarius during the last two years, and (iii) neither Wedbush nor any member of Wedbush’s transaction team had any other conflicts of interest or potential conflicts of interest relating to Flex Pharma’s potential transaction with Salarius. Representatives of Wedbush provided an overview of the transaction process with Salarius. Representatives of Wedbush then orally delivered to Flex Pharma’s board of directors Wedbush’s fairness opinion, which was confirmed by Wedbush’s delivery of its written fairness opinion, that, as of that date, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written fairness opinion, the consideration to be paid by Flex Pharma pursuant to the Merger Agreement was fair, from a financial point of view, to Flex Pharma. After further discussing the advantages and risks of the proposed transaction that are described in the section entitled “The Merger—Flex Pharma’s Reasons for the Merger; Recommendations of the Flex Pharma Board of Directors,” and based on the discussions, deliberations and recommendations at the Strategic Committee meeting, Flex Pharma’s board of directors unanimously determined that the transaction with Salarius represented the highest value reasonably available to Flex Pharma and its stockholders. Flex Pharma’s board of directors also determined that the merger and the other transactions contemplated by the Merger Agreement and related agreements, on the terms and subject to the conditions set forth in the Merger Agreement, were fair to, and in the best interests of, Flex Pharma and its stockholders. In addition, Flex Pharma’s board of directors (i) authorized and approved the execution, delivery and performance of the Merger Agreement by Flex Pharma, and the transactions contemplated by the Merger Agreement and the related agreements, (ii) declared that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and the related documents are advisable, (iii) directed Flex Pharma’s Chief Executive Officer or Chief Financial Officer to execute and deliver the Merger Agreement and the related agreements on behalf of Flex Pharma and (iv) recommend that Flex Pharma’s stockholders vote to approve the proposals in this proxy statement/prospectus/information statement. Flex Pharma’s board of directors also approved the issuance of a warrant to Wedbush in lieu of a portion of their success fee.

Later on January 3, 2019, Flex Pharma and Salarius executed the Merger Agreement, the voting agreements and the lock-up agreements.

On January 4, 2019, Flex Pharma and Salarius issued a joint press release publicly announcing their entry into the Merger Agreement.

Flex Pharma’s Reasons for the Merger; Recommendations of Flex Pharma’s board of directors

In the course of its evaluation of the merger and the Merger Agreement, the Flex Pharma board of directors held numerous meetings, consulted with its management, legal counsel and its financial advisor and reviewed a significant amount of information and, in reaching its decision to approve the merger and the Merger Agreement, Flex Pharma’s board of directors considered a number of factors, including, among others, the following factors:

•

information concerning Flex Pharma’s business, financial performance (both past and prospective) and its financial condition, results of operation (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•

the possible alternatives to the merger, the range of possible benefits and risks to the Flex Pharma stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives and Flex Pharma’s board of directors’ assessment that the merger presented a superior opportunity to such alternatives for Flex Pharma stockholders;

•

Flex Pharma’s board of directors’ view of the valuation of the potential merger candidates. In particular, taking into account the advice of Wedbush, Flex Pharma’s board of directors’ view that Salarius was the most attractive candidate because of its clinical and preclinical programs. After considering the financial advice it had received from Wedbush, Flex Pharma’s board of directors believed that the merger would create a publicly traded company that would create more value for Flex Pharma’s stockholders than any of the other proposals that Flex Pharma’s board of directors had received;

•	the ability of Flex Pharma’s stockholders to participate in the future growth potential of the combined company following the merger;

•	the results of discussions with third parties relating to a possible business combination or similar transaction with Flex Pharma;

•

the process undertaken by Flex Pharma’s board of directors in connection with pursuing a strategic transaction and the terms and conditions of the proposed merger, in each case in light of the current market dynamics;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Flex Pharma’s common stock;

•

the potential for obtaining a superior offer from an alternative purchaser in light of the other potential strategic buyers previously identified and contacted by or on behalf of Flex Pharma and the risk of losing the proposed transaction with Salarius;

•	the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties;

•

The financial analysis presented by Wedbush to Flex Pharma’s board of directors on January 3, 2019 and Wedbush’s opinion, dated January 3, 2019, to Flex Pharma’s board of directors that, as of the date of the opinion and based upon its analysis and subject to the assumptions made, matters considered, qualifications and limitations set forth therein, the Exchange Ratio, as provided in the Merger Agreement, was fair to Flex Pharma from a financial point of view (as more fully described in the section entitled “The Merger—Opinion of Flex Pharma’s Financial Advisor” beginning on page [●]);

•	the likelihood that the merger would be consummated; and

•

the Merger Agreement, subject to the limitations and requirements contained in the Merger Agreement, provides Flex Pharma’s board of directors with flexibility to furnish information to and conduct negotiations with third parties in certain circumstances and, upon payment to Salarius of a termination fee of $350,000 (which Flex Pharma’s board of directors believes is reasonable under the circumstances) to terminate the Merger Agreement, to accept a superior proposal.

In the course of its deliberations, Flex Pharma’s board of directors also considered, among other things, the following negative factors:

•	the possibility that the merger will not be consummated and the potential negative effect of the public announcement of the merger on Flex Pharma’s business and stock price;

•	the challenges inherent in the combination of the two divergent businesses of the size and scope of Flex Pharma and Salarius;

•

certain provisions of the Merger Agreement that could have the effect of discouraging proposals for competing proposals involving Flex Pharma, including the restrictions on Flex Pharma’s ability to solicit proposals for competing transactions involving Flex Pharma and that under certain circumstances Flex Pharma may be required to pay to Salarius termination fee of $350,000;

•	the substantial fees and expenses associated with completing the merger; and

•

the risk that the merger may not be completed despite the parties’ efforts or that the closing may be unduly delayed and the effects on Flex Pharma as a standalone company because of such failure or delay, and that a more limited range of alternative strategic transactions may be available to Flex Pharma in such an event.

Although this discussion of the information and factors considered by Flex Pharma’s board of directors is believed to include the material factors considered by Flex Pharma’s board of directors, it is not intended to be exhaustive. In light of the variety of factors considered in connection with their evaluation of the merger and the complexity of these matters, Flex Pharma’s board of directors did not find it practicable to and did not quantify or attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger and the Merger Agreement are advisable and in best interests of Flex Pharma and its stockholders. In addition, Flex Pharma’s board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of Flex Pharma’s board of directors, but rather Flex Pharma’s board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of Flex Management, Cooley, Duane Morris, Dentons and Wedbush.

Recommendation of Flex Pharma’s board of directors

After careful consideration, Flex Pharma’s board of directors approved the Merger Agreement and the merger and determined that the Merger Agreement and the merger are advisable, and in the best interests of, the stockholders of Flex Pharma. Therefore, Flex Pharma’s board of directors recommends Flex Pharma stockholders vote “ FOR ” the issuance of the shares of Flex Pharma common stock in the merger and the other Flex Pharma proposals set forth in this proxy statement/prospectus/information statement.

In considering the recommendation of Flex Pharma’s board of directors with respect to the issuance of shares of Flex Pharma common stock in the merger, you should be aware that the directors and executive officers of Flex Pharma may have interests in the merger that are different from, or are in addition to, the interests of Flex Pharma stockholders. Please see “The Merger-Interests of Flex Pharma’s Executive Officers and Directors in the Merger.”

FLEX PHARMA’S BOARD UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE, FAIR AND IN THE BEST INTERESTS OF FLEX PHARMA’S STOCKHOLDERS AND UNANIMOUSLY APPROVED THE MERGER AGREEMENT. FLEX PHARMA’S BOARD UNANIMOUSLY RECOMMENDS THAT FLEX PHARMA’S STOCKHOLDERS APPROVE THE ISSUANCE OF FLEX PHARMA’S COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND THE DIVIDEND OR DISTRIBUTION OF RIGHTS, AND ISSUANCE OF WARRANTS, TO FLEX PHARMA’S STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT AND THE REVERSE STOCK SPLIT.

Salarius Reasons for the Merger

In the course of reaching its decision to approve the merger, Salarius’ board of managers consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	the potential to provide its current members with greater liquidity by owning stock in a public company;

•

Salarius’ need for capital to support the clinical development of its product candidates and the potential to access public market capital, including sources of capital from a broader range of investors than it otherwise would be able to obtain if it continued to operate as a privately-held company;

•	the expectation that the merger would be a more time- and cost-effective means to access capital than other options considered;

•

the fact that shares of Flex Pharma common stock issued to Salarius members will be registered pursuant to a registration statement on Form S-4 by Flex Pharma and will become freely tradable for Salarius’ members who are not affiliates of Salarius;

•	the likelihood that the merger will be consummated on a timely basis;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

•

the determination that the conversion ratios are not subject to adjustment based on trading prices is appropriate to reflect the expected relative percentage ownership of Flex Pharma stockholders and Salarius members, based on the judgment of Salarius’ board of managers; and

•

the conclusion of Salarius’ board of managers that the potential termination fee of $350,000, and/or expense reimbursements and/or third-party expenses of up to $200,000, payable by Flex Pharma to Salarius and the circumstances when such fee may be payable, were reasonable.

Salarius’ board of managers also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the merger might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the merger on the reputation of Salarius and the ability of Salarius to obtain financing in the future in the event the merger is not completed;

•

the termination fee of $1,000,000 or $350,000, and/or expense reimbursements, payable by Salarius to Flex Pharma upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Salarius’ members;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Salarius’ business will be subject to following the merger to which it has not previously been subject; and

•	various other risks associated with the combined company and the merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by Salarius’ board of managers are not intended to be exhaustive, but are believed to include all of the material factors considered by Salarius’ board of managers. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Salarius’ board of managers did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Salarius’ board of managers may have given different weight to different factors. Salarius’ board of managers conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Salarius’ management and Salarius’ legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Flex Pharma’s Financial Advisor

Scope of the Assignment

In June 2018, the Flex Pharma board of directors engaged Wedbush to provide investment banking services in connection with Flex Pharma’s evaluation and consideration of various strategic alternatives, including a potential merger or sale transaction. As a result of its consideration of various strategic alternatives, the Flex Pharma board of directors decided to pursue a strategic transaction with Salarius. The Flex Pharma board of directors requested that Wedbush render an opinion as to whether the consideration to be paid by Flex Pharma in the merger was fair, from a financial point of view. At the January 3, 2019 meeting of the Flex Pharma board of directors, Wedbush rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated January 3, 2019, to the Flex Pharma board of directors that, as of the date of such opinion, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review set forth in its written opinion, the consideration to be paid by Flex Pharma in the merger was fair, from a financial point of view. For purposes of Wedbush’s opinion, the term “consideration” refers to the shares of Flex Pharma common stock to be issued by Flex Pharma in the merger. At the request of the Flex Pharma board of directors, for purposes of rendering its opinion, Wedbush assumed that the number of shares of Flex Pharma common stock to be issued in the merger is based on an ascribed valuation of $9.0 million for Flex Pharma and $36.0 million for Salarius.

The full text of Wedbush’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with such opinion, is attached to this proxy statement/prospectus/information statement as Annex F. Wedbush’s opinion was intended solely for the benefit and use of the Flex Pharma board of directors (in its capacity as such) in connection with its consideration of the merger. Wedbush’s opinion was not intended to be used for any other purpose without Wedbush’s prior written consent in each instance, except as expressly provided for in the engagement letter between Flex Pharma and Wedbush. Wedbush has consented to the use of Wedbush’s opinion in this proxy statement/prospectus/information statement. Wedbush’s opinion did not address Flex Pharma’s underlying business decision to enter into the Merger Agreement or complete the merger or the merits of the merger as compared to any alternative transactions that were or may be available to Flex Pharma, and did not constitute a recommendation to the Flex Pharma board of directors or to any holder of Flex Pharma common stock as to how such shareholder should vote with respect to the merger or otherwise. The following summary of Wedbush’s opinion is qualified in its entirety by reference to the full text of such opinion.

For purposes of its opinion and in connection with its review, Wedbush, among other things:

•	reviewed a draft of the Merger Agreement dated January 3, 2019;

•	reviewed certain publicly available business and financial information relating to Flex Pharma and Salarius;

•

reviewed certain internal information, primarily financial in nature, including financial and operating data furnished to Wedbush by the managements of Flex Pharma and Salarius and approved for Wedbush’s use by Flex Pharma;

•

reviewed certain publicly available information with respect to Flex Pharma and other companies in the biopharmaceutical industry that Wedbush believed to be similar in certain respects, in whole or in part, to Salarius;

•

considered the financial terms, to the extent publicly available, of selected recent business combinations and initial public offerings of companies in the biopharmaceutical industry that Wedbush believed to be similar in certain respects to Salarius, in whole or in part, and to the merger; and

•	made inquiries regarding and discussed the draft Merger Agreement and other matters related thereto with Flex Pharma’s and Salarius’ respective counsel.

In addition, Wedbush held discussions with the members of management of Flex Pharma and Salarius, respectively, concerning their views as to the financial and other information described in the bullet points above. Wedbush also conducted such other analyses and examinations and considered such other financial, economic and market criteria as Wedbush deemed appropriate to arrive at its opinion.

In rendering its opinion, Wedbush has assumed and relied upon the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Wedbush by Flex Pharma or otherwise reviewed by Wedbush. With respect to information provided to or reviewed by Wedbush, Flex Pharma’s management advised Wedbush that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Flex Pharma. Wedbush expressed no view as to the reasonableness of such financial information or the assumptions on which it was based.

Wedbush further relied on the assurances of Flex Pharma’s management that they were not aware of any facts that would make the information provided to Wedbush incomplete or misleading. Wedbush did not make and was not provided with any independent evaluations or appraisals of any of the assets, properties, liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) or securities, nor did Wedbush make any physical inspection of the properties or assets, of Flex Pharma or Salarius. With respect to the operating income and expense forecasts of Flex Pharma, Wedbush assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Flex Pharma as to the future operating income and expenses of Salarius and Flex Pharma and that Salarius and Flex Pharma will perform substantially in accordance with such projections. Wedbush assumed no responsibility for and expressed no view as to any such projections or the assumptions on which they were based. Wedbush did not evaluate the solvency or fair value of Salarius, Flex Pharma, or any of their respective subsidiaries (or the impact of the merger thereon) under any law relating to bankruptcy, insolvency or similar matters.

Wedbush’s opinion was based on financial, economic, market and other conditions as in effect on, and the information made available to Wedbush as of, the date of such opinion. Wedbush also relied, without independent verification, on the accuracy and completeness of Salarius’ and Flex Pharma’s representations and warranties in the Draft Merger Agreement, without regard to any qualifications or exceptions that may be set forth in disclosure schedules, and the information provided to Wedbush by Flex Pharma and Salarius. In addition, Wedbush assumed that the merger would be consummated in accordance with the terms set forth in the Draft Merger Agreement without any waiver, amendment or delay of any terms or conditions that would be material to Wedbush’s analysis. Representatives of Flex Pharma advised Wedbush that, and Wedbush further assumed that, the final terms of the Merger Agreement would not differ from the terms set forth in the Draft Merger Agreement in any respect material to Wedbush’s analysis. Wedbush also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without imposition of any terms or conditions that would be material to Wedbush’s analysis. Wedbush noted that events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Wedbush did not undertake any obligation to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of such opinion.

Wedbush was not a legal, tax or regulatory advisor, and did not express any opinion as to any tax or other consequences that may arise from the merger, nor did its opinion address any legal, regulatory or accounting matters, as to which Wedbush understood that Flex Pharma had obtained such advice as it deemed necessary from qualified professionals. Wedbush was a financial advisor only and relied upon, without independent verification, the assessment of Salarius and Flex Pharma and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Wedbush assumed that the merger will have the tax effects contemplated by the Merger Agreement.

Wedbush is an investment banking firm and a member of The New York Stock Exchange and other principal stock exchanges in the United States, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate, estate and other purposes. Wedbush was selected by Flex Pharma based on Wedbush’s experience, expertise and reputation and its familiarity with Flex Pharma. The Flex Pharma board of directors did not impose any limitations on Wedbush with respect to the investigations made or procedures followed in rendering its opinion. Wedbush’s opinion was approved by a fairness committee at Wedbush in accordance with the requirements of FINRA Rule 5150.

In rendering its opinion, Wedbush expressed no opinion as to the amount or nature of any compensation to any officers, directors, or employees of Flex Pharma, or any class of such persons, whether relative to the consideration to be paid in the merger or otherwise, or with respect to the fairness of any such compensation. Wedbush did not opine as to the merits of the merger as compared to any alternative transactions that may have been available to Flex Pharma.

Wedbush was not asked to, nor did it, offer any opinion as to the terms, other than the consideration to be paid by Flex Pharma to the extent expressly set forth in Wedbush’s opinion, of the Merger Agreement or the form of the merger. Wedbush did not express any opinion with respect to the terms of any other agreement entered into or to be entered into in connection with the merger. Wedbush expressed no opinion as to the price at which Flex Pharma common stock may trade at any time subsequent to the announcement of the merger.

Flex Pharma agreed to pay Wedbush a fee for rendering its opinion, which is not contingent upon the success of the merger and a success fee which is contingent on the consummation of the merger. Flex Pharma has the option to pay half of the success fee in the form of five-year warrants to purchase shares of Flex Pharma common stock on a “cashless basis.” In addition, Flex Pharma agreed to reimburse Wedbush for its reasonable out-of-pocket expenses and to indemnify Wedbush for certain liabilities arising out of the engagement. Wedbush has not previously provided investment banking services to Salarius.

In the ordinary course of its business, Wedbush and its affiliates, as well as investment funds in which Wedbush and its affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or make investments in, Salarius, Flex Pharma, or in any other entity.

Summary of Analyses

The following is a summary of the material financial analyses performed by Wedbush in connection with reaching its opinion:

•	Flex Pharma Valuation consisting of:

•	Liquidation Analysis

•	Public Market Equity Value Analysis

•	Salarius Valuation consisting of:

•	Public Company Market Valuation Analysis

•	Precedent M&A Transaction Analysis

•	Precedent Initial Public Offering Analysis

The following summaries are not a comprehensive description of Wedbush’s opinion or the analyses and examinations conducted by Wedbush, and the preparation of an opinion necessarily is not susceptible to partial analysis or summary description. Wedbush believes that such analyses and the following summaries must be considered as a whole and that selecting portions of such analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the process underlying the analyses. The order in which the analyses are described below does not represent the relative importance or weight given to the analyses by Wedbush. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Wedbush’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses.

In performing its analyses, Wedbush made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of Flex Pharma and Wedbush. Any estimates contained in Wedbush’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 3, 2019 and is not necessarily indicative of current market conditions.

Liquidation Analysis

The Liquidation Analysis is a valuation methodology that calculates a company’s value based on the amount of cash the company would have available for distribution to common shareholders in a liquidation after the payment of creditors. Flex Pharma provided an estimated cash balance of $9.7 million at December 31, 2018. Based upon Flex Pharma management’s estimates of future liabilities with respect to payables and accruals, payment of director and officer tail policy, employee severance and retention, retention of wind down officers, consultants, and related costs, legal wind down costs, director and officer deductible holdbacks, additional amounts for unplanned expenses, Wedbush noted that Flex Pharma management estimated that the cash available for distribution to common shareholders upon liquidation of Flex Pharma, which would likely be completed between December 2020 and December 2021, would be between $3.5 million and $5.0 million.

Public Market Equity Value Analysis

The Public Market Equity Value Analysis is based on the number of Flex Pharma fully-diluted shares using the treasury stock method and the volume-weighted average price of Flex Pharma common stock at trading intervals of the 5 days, 10 days, 15 days, and 30 days ending January 3, 2019. Wedbush noted that on June 13, 2018, Flex Pharma issued a press release announcing its decision to close the Phase 2 studies of FLX-787. Flex Pharma’s announcement resulted in Flex Pharma’s common stock dropping from a per share closing price of $4.18 on June 12, 2018 to $1.04 on June 13, 2018. Wedbush calculated the Equity Value range to Flex Pharma to be $5.6 to $7.1 million.

The stand-alone analyses of Flex Pharma yielded an Equity Value range of $3.5 to $7.1 million.

Salarius Valuation Summary

Public Company Market Valuation Analysis

Wedbush reviewed selected financial data of the following 13 publicly traded companies with market capitalization under $600 million in the biopharmaceutical industry that have initiated a Phase 1 oncology trial in the lead program and do not have product candidates beyond Phase 1:

•	Adaptimmune

•	Gritstone

•	Arcus

•	Zymeworks

•	Replumune

•	Sutro

•	Neon

•	UNUM

•	Surface

•	Corvus

•	Mersana

•	Infinity

•	Aravive

Wedbush noted that, although such companies were considered similar to Salarius, none of the companies have the same management, make-up, regulatory outlook, technology, or size or mix of business as Salarius and, accordingly, there are inherent limitations on the applicability of these peer companies to the valuation analysis.

Wedbush analyzed the Equity Value of the selected publicly-traded companies and found a mean Equity Value of $248.3 million and a median Equity Value of $141 million.

Wedbush calculated the implied ownership of owners of Flex Pharma common stock in the combined company based upon the $9 million value attributed to the Flex Pharma common stock and the $36 million value attributed to Salarius membership units pursuant to the conversion ratios in connection with the transaction, and the mean and median values described above.

Wedbush noted that the implied ownership percentage of holders of Flex Pharma common stock based upon the $9 million value attributed to Flex Pharma common stock and the $36 million value attributed to Salarius membership units pursuant to the conversion ratios in connection with the transaction was higher than the implied ownership percentages based upon the mean and median equity values attributed to Salarius described above.

Precedent M&A Transaction Analysis

Wedbush selected and reviewed six M&A transactions with upfront payments under $600 million, announced between January 2015 and December 2018 that involved target companies in the biopharmaceutical industry considered by Wedbush to be similar to Salarius. This review included companies that, at the time of acquisition announcement, had initiated a Phase 1 oncology trial in the lead program and did not have product candidates beyond Phase 1 at the time of announcement:

Announcement Date	Target	Acquiror
October 21, 2015	Admune Therapeutics	Novartis
January 11, 2016	Tensha Therapeutics	Roche
July 5, 2016	Cormorant Pharmaceuticals	Bristol-Myers Squibb
November 1, 2016	Kolltan Pharmaceuticals	Celldex Therapeutics
September 6, 2017	Rigontec	Merck
May 14, 2018	AurKa	Eli Lilly

Wedbush noted, however, that market conditions have varied significantly over the precedent time period. Wedbush noted that, although such transactions were considered similar, none of the companies had the same management, make-up, regulatory outlook, technology, or size or mix of business as Salarius and, accordingly, there are inherent limitations on the applicability of these transactions to the valuation analysis of Salarius.

Wedbush analyzed the upfront equity consideration payable to equity holders of the target companies in such transactions. Wedbush found a mean upfront payment of $100.4 million and a median upfront payment of $112.5 million.

Wedbush calculated the implied ownership of holders of Flex Pharma common stock in the combined company based upon the $9 million value attributed to Flex Pharma common stock and the $36 million value attributed to Salarius membership units pursuant to the conversion ratios in connection with the transaction, and the mean and median values described above.

Wedbush noted that the implied ownership percentage of holders of Flex Pharma common stock based upon the $9 million value attributed to Flex Pharma common stock and the $36 million value attributed to Salarius membership units pursuant to the conversion ratios in connection with the transaction was higher than the implied ownership percentages derived based upon the mean and median equity values attributed to Salarius described above.

Precedent Initial Public Offering Analysis

Wedbush selected and reviewed 13 completed initial public offering transactions (excluding in each case proceeds received in the initial public offering) from January 2015 to December 2018, selecting offerings effected by companies that had initiated a Phase 1 oncology trial in the lead program and did not have product candidates beyond Phase 1 at the time of the offering. The chosen initial public offerings involved companies with pre-money valuations below $600 million that raised a minimum of $45 million in gross proceeds in their respective initial public offering:

Pricing Date	Issuer
September 30, 2015	Mirna Therapeutics
March 22, 2016	Corvus Pharmaceuticals
May 18, 2016	Merus
January 26, 2017	Jounce Therapeutics
April 27, 2017	Zymeworks
June 27, 2017	Mersana Therapeutics
March 14, 2018	Arcus Biosciences
March 28, 2018	Unum Therapeutics

Pricing Date	Issuer
April 18, 2018	Surface Oncology
June 21, 2018	Autolus Therapeutics
June 26, 2018	Neon Therapeutics
July 19, 2018	Replimune Group
September 26, 2018	Sutro Biopharma

Wedbush noted that, although such transactions involved companies that were similar to Salarius, none of the companies had the same management, make-up, regulatory outlook, technology, or size or mix of business as Salarius and, accordingly, there are inherent limitations on the applicability of these transactions to the valuation analysis of Salarius. Wedbush also noted that market conditions have varied significantly over the precedent time period.

Wedbush analyzed the Equity Value of the companies excluding net proceeds received in the initial public offering and found a mean Equity Value of $325 million and a median Equity Value of $311.3 million.

Wedbush calculated the implied ownership of holders of Flex Pharma common stock in the combined company based upon the $9 million value attributed to Flex Pharma common stock and the $36 million value attributed to Salarius membership units pursuant to the conversion ratios in connection with the transaction, and the mean and median values described above.

Wedbush noted that the implied ownership percentage of holders of Flex Pharma common stock based upon the $9 million value attributed to Flex Pharma common stock and the $36 million value attributed to Salarius membership units pursuant to the conversion ratios in connection with the transaction was higher than the implied ownership percentages based upon the mean and median equity values attributed to Salarius described above.

The stand-alone analyses of Salarius yielded an Equity Value Range of $90.4 to $357.5 million.

Miscellaneous

This summary is not a complete description of Wedbush’s opinion or the underlying analyses and factors considered in connection with Wedbush’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Wedbush believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Wedbush opinion. In arriving at its fairness determination, Wedbush considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to Flex Pharma, Salarius or the merger.

In conducting its analyses and arriving at its opinion, Wedbush utilized a variety of valuation methods. The analyses were prepared solely for the purpose of enabling Wedbush to provide its opinion to the Flex Pharma board of directors as to the fairness, from a financial point of view, of the consideration to be paid by Flex Pharma in the merger, as of the date of the opinion, and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The terms of the merger were determined through arm’s-length negotiations between Flex Pharma and Salarius, and were approved by the Flex Pharma board of directors. Although Wedbush provided advice to the

Flex Pharma board of directors during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Flex Pharma board of directors. Wedbush did not recommend any specific consideration to Flex Pharma or the Flex Pharma board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger. As described above, the opinion of Wedbush and its presentation to the Flex Pharma board of directors were among a number of factors taken into consideration by the Flex Pharma board of directors in making its determination to approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Interests of Flex Pharma’s Directors and Executive Officers in the Merger

In considering the recommendation of Flex Pharma’s board of directors that you vote in favor of the merger proposals outlined herein, you should be aware that aside from their interests as Flex Pharma stockholders, the directors and executive officers of Flex Pharma have interests in the merger that are different from, or in addition to, those of other Flex Pharma stockholders generally. Members of Flex Pharma’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the merger, and in recommending to Flex Pharma stockholders to vote in favor of the merger proposals outlined herein. See the section entitled “The Merger—Flex Pharma’s Reasons for the Merger.” Flex Pharma stockholders should take these interests into account in deciding whether to vote in favor of the merger proposals outlined herein. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Pursuant to the Merger Agreement, it is expected that Flex Pharma’s current director Dr. McVicar will continue to serve on the combined company’s board of directors following the merger. The Merger Agreement further provides that for a period of six years following the effective time of the merger:

•

Flex Pharma and Salarius will each, jointly and severally, indemnify and hold harmless all individuals who are present or former directors and officers or who become, prior to the effective date of the merger, directors or officers of Flex Pharma or Salarius against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the fact that such person is or was a director or officer of Flex Pharma or Salarius, whether asserted or claimed prior to, at or after the effective time of the merger, relating to acts or omissions taken prior to the effective time to the fullest extent permitted under applicable law;

•

the organizational documents of each of Flex Pharma and Salarius, as the surviving corporation in the merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Flex Pharma and Salarius than are presently set forth in the certificate of incorporation and bylaws (or equivalent organizational documents) of Flex Pharma and Salarius, as applicable; and

•

each of Flex Pharma and Salarius, will maintain in effect directors’ and officers’ liability insurance policies, with coverage containing terms and conditions at least as favorable as the coverage under the presently existing policies maintained by Flex Pharma and Salarius.

Flex Pharma’s executive officers are as follows:

Name	Position(s)
William McVicar, Ph.D.	President, Chief Executive Officer and Member of the Board of Directors
John McCabe	Chief Financial Officer, Treasurer and Secretary

Severance and Change in Control Provisions of Employment Arrangements

Flex Pharma previously entered into employment agreements or offer letters with each of William McVicar, Ph.D., effective as of April 5, 2017, as last amended June 20, 2018; and John McCabe, effective as of April 9,

2014, as last amended June 20, 2018, which we refer to as the Flex Pharma Employment Agreements. The merger will constitute a change in control under each of the Flex Pharma Employment Agreements, and we expect that each executive officer will be eligible to receive certain severance payments and other benefits in connection with a termination by Flex Pharma without “cause” or the executive’s resignation for “good reason” (as such terms are defined in the respective Flex Pharma Employment Agreement, and each such termination, a “qualifying termination”) following the merger.

Pursuant to the terms of Flex Pharma Employment Agreements, if either Dr. McVicar or Mr. McCabe experiences a qualifying termination of employment, then he will be entitled to receive (i) base salary and COBRA continuation (of the employer’s portion of the premium cost) for the 12-month period immediately following termination and (ii) all outstanding unvested equity awards shall become fully vested.

Stock option grants to Flex Pharma’s executive officers and non-employee directors and certain grants to Flex Pharma employees will become fully vested and exercisable as of the effective time of the merger. However, the option exercise price per share exceeds the estimated implied value per share for each such stock option.

In consideration of the payments and benefits to be received under each of the Flex Pharma Employment Agreements, each executive officer is also a party to a restrictive covenants agreement with Flex Pharma that contains customary restrictive covenants, including non-competition and non-solicitation provisions that apply during the term of the executive’s employment with Flex Pharma and for 12 months thereafter. The receipt of the severance payments and benefits described above are conditioned on the executive officer not violating the terms of his respective restrictive covenants agreement with Flex Pharma.

For an estimate of the value of the payments and benefits described above that would become payable under the Flex Pharma Employment Agreements in the event of a qualifying termination of employment following the merger, see “—Golden Parachute Compensation” and the assumptions set forth under that subheading, below.

Retention Awards

Pursuant to employment agreement amendments entered into June 20, 2018 with each executive officer, Flex Pharma is awarding cash retention bonuses to such executives in exchange for his continued active employment in a full-time capacity through the effective time of the merger. The retention awards will become payable within thirty business days following the effective time of the merger. For the individual value of the retention awards granted to each executive officer, see “Golden Parachute Compensation” and the assumptions set forth under that subheading, below.

In connection with the merger, Flex Pharma’s board of directors approved the extension of the exercise period for stock options held by Dr. McVicar, Mr. McCabe and Flex Pharma employees. Dr. McVicar’s exercise period following termination of his employment was increased from 3 months to 3 years. For Mr. McCabe and other Flex Pharma employees, the exercise period was increased from 3 months to 12 months.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the merger and that is payable or may become payable to Flex Pharma’s named executive officers, who are Dr. McVicar and Mr. McCabe. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus/information statement and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer will receive, may materially differ from the amounts set forth in the table.

The table below assumes that the effective time of the merger will occur in the first half of 2019, that the named executive officer experiences a qualifying termination of employment at the effective time, that no amount of withholding taxes are applicable to any payments set forth in the table and that no payments are delayed for six months to the extent required under Section 409A of the Code. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “—Severance and Change in Control Provisions of Employment Arrangements” above.

Name	Cash ($)(1)	Equity ($)(2)	Prerequisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
William McVicar, Ph.D.,	$490,000	$—	$14,601	$545,000	$1,049,601
John McCabe	$330,000	$—	$13,671	$332,000	$675,671

(1)

The cash amounts payable to each named executive officer consist of a severance payment equal to 12 months of base salary continuation. All cash severance payments are “double trigger” and would be due upon a qualifying termination of employment following the merger. The cash severance payments are subject to the named executive officer’s execution and nonrevocation of a release of claims in favor of Flex Pharma.

(2)

The amounts listed in this column include the aggregate value of outstanding unvested options granted under the Flex Pharma Stock Plans that will accelerate as of the effective time of the merger, calculated based on the number of shares subject to the option multiplied by the implied per share value less the applicable exercise price. In accordance with the applicable disclosure rules, outstanding stock options held by the named executive officers have been omitted from this calculation, as each such stock option has an option exercise price per share that exceeds the implied per share value.

(3)

The amounts listed in this column represent the estimated value of payments for COBRA health continuation coverage for 12 months following termination. Such amounts are based on the applicable named executive officer’s elected level of coverage for the plan year 2018 and the rate applicable to such coverage effective for calendar year 2018.

(4)

The amounts listed in this column consist of a retention payment and annual bonus payment of $300,000 and $245,000 for William McVicar, Ph.D., respectively and $200,000 and $132,000 for John McCabe, respectively. Pursuant to letter agreements between Flex Pharma and each named executive officer, each executive will be entitled to receive a cash retention award subject to his continued employment with Flex Pharma in a full-time capacity through the effective time of the merger. Each retention award is “single trigger” and will be payable in a lump sum within thirty days following the effective time of the merger. Pursuant to letter agreements between Flex Pharma and each named executive officer, each executive will be entitled to receive an annual bonus award subject to his continued employment in a full-time capacity through the effective time of the merger or through payment of the annual bonus, which will be no later than March 15, 2019. Each annual bonus award includes a “single trigger” and will be payable in a lump sum at the earlier of (a) within thirty days following the effective time of the merger or (b) no later than March  15, 2019.

Federal Securities Law Consequences; Resale Restrictions

The issuance of Flex Pharma’s common stock in the merger to Salarius members will be effected by means of a registration under the Securities Act of 1933, as amended (which we refer to as the Securities Act). The shares issued in connection with the merger will be registered under the Securities Act upon issuance and will be freely transferable (except for those shares subject to lock-up agreements).

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split and the Merger

The following is a discussion of certain material U.S. federal income tax consequences to Flex Pharma stockholders that are U.S. holders (as defined below) of the reverse stock split and the merger. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations promulgated under the

Code and judicial authority and administrative interpretations, all as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and are subject to differing interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be sought from the IRS with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders that hold their Flex Pharma common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the tax on net investment income or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders that may be subject to special rules under U.S. federal income tax laws, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt or a governmental organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	a regulated investment company or a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Flex Pharma common stock that received such stock through the exercise of an employee option, pursuant to a retirement plan or otherwise as compensation;

•	a holder of options, or holders of restricted stock or bonus stock, granted under any benefit plan;

•	a person whose functional currency is not the U.S. dollar;

•	a person subject to Section 451(b) of the Code; or

•	a person who is a former citizen or former long-term resident of the United States.

If a partnership, or any entity (or arrangement) treated as a partnership for U.S. federal income tax purposes, holds Flex Pharma common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. A partner in a partnership holding Flex Pharma common stock should consult its own tax advisor about the U.S. federal income tax consequences of the reverse stock split and the merger.

For purposes of this discussion, “U.S. holder” is a beneficial owner of Flex Pharma common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons that have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

Reverse Stock Split

A U.S. holder of Flex Pharma common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Flex Pharma common stock, as discussed in “Material U.S. Federal Income Tax Consequences of the Merger, the Reverse Stock Split and the Warrants” below. A U.S. holder’s aggregate tax basis in the shares of Flex Pharma common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Flex Pharma common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Flex Pharma common stock), and such U.S. holder’s holding period in the shares of Flex Pharma common stock received should include the holding period in the shares of Flex Pharma common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Flex Pharma common stock surrendered to the shares of Flex Pharma common stock received in a recapitalization pursuant to the reverse stock split. U.S. holders of shares of Flex Pharma common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Merger

Flex Pharma stockholders will not sell, exchange or dispose of any shares of Flex Pharma common stock as a result of the merger. Thus, there will be no material U.S. federal income tax consequences to Flex Pharma stockholders as a result of the merger.

Anticipated Accounting Treatment

The merger will be treated by Flex Pharma as a reverse merger under the purchase method of accounting in accordance with U.S. Generally Accepted Accounting Principles (which we refer to as “GAAP”). For accounting purposes, Salarius is considered to be acquiring Flex Pharma in this transaction. Therefore, the aggregate consideration paid in connection with the merger will be allocated to Flex Pharma’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Flex Pharma will be consolidated into the results of operations of Salarius as of the effective time of the merger. These allocations will be based upon a valuation that has not yet been finalized.

Interests of Salarius’ Managers and Executive Officers in the Merger

In considering the recommendation of Salarius’ board of managers with respect to adopting the Merger Agreement, Salarius members should be aware that certain members of the board of managers and executive officers of Salarius have interests in the merger that may be different from, or in addition to, interests they may have as Salarius members. Salarius’ board of managers was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement, the merger and related transactions, and to recommend that the Salarius members sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

As described elsewhere in this proxy statement/prospectus/information statement, including in “Management Following the Merger” beginning on page [●], certain of Salarius’ managers and executive officers are expected to become directors and executive officers of the combined company upon the closing of the merger. For those continuing as directors of the combined company following the merger, they will be entitled to certain indemnification and insurance rights, as described in “Interests of Flex Pharma’s Directors and Executive Officers in the Merger” above. Additionally, each of David J. Arthur and Scott Jordan have rights to receive severance payments in certain events, as further described in “Management Following the Merger—Severance and Change in Control Benefits.”

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus/information statement. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The Merger Agreement and the summary of its terms in this proxy statement/prospectus/information statement have been included to provide information about the terms and conditions of the Merger Agreement. The terms, conditions and information in the Merger Agreement are not intended to provide any public disclosure of factual information about Flex Pharma, Salarius or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement are made by Flex Pharma, Salarius and Merger Sub as of specific dates and are qualified and subject to certain limitations and exceptions agreed to by Flex Pharma, Salarius and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect that is different from what may be viewed as material by stockholders or other investors and from the materiality standard applicable to reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus/information statement, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone as characterizations of the actual state of facts or condition of Flex Pharma, Salarius or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus/information statement or incorporated by reference into this proxy statement/prospectus/information statement.

Structure of the Merger

The Merger Agreement provides for the merger, in which Merger Sub will be merged with and into Salarius, with Salarius surviving the merger as a wholly-owned subsidiary of Flex Pharma. After the completion of the merger, the certificate of incorporation and bylaws of Flex Pharma will be the certificate of incorporation and bylaws of Flex Pharma immediately prior to the closing of the merger. At the closing of the merger, Flex Pharma will file one or more amendments to its certificate of incorporation to:

•	change the name of Flex Pharma to “Salarius Pharmaceuticals, Inc.”;

•

effect a reverse stock split of all outstanding shares of Flex Pharma common stock at a reverse stock split ratio in the range approved by Flex Pharma stockholders and otherwise mutually agreed to by Flex Pharma and Salarius that is effected by Flex Pharma for the purpose of maintaining compliance with Nasdaq listing standards; and

•	make other changes mutually agreeable to Flex Pharma and Salarius.

At the closing of the merger, the certificate of formation of the surviving company of the merger will be amended and restated as mutually agreed and the operating agreement of the surviving company will be the operating agreement of Salarius immediately prior to the closing of the merger.

Completion and Effectiveness of the Merger

The merger will be completed and become effective at such time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as agreed to between Salarius and Flex Pharma and specified in the certificate of merger. Unless another date and time are agreed to by Flex Pharma and Salarius, completion of the merger will occur promptly (but in no event later than the second business day following the day on which the last of the conditions described under the section entitled “The Merger Agreement—Conditions to Completion of the Merger” is to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of such conditions).

As of the date of this proxy statement/prospectus/information statement, Flex Pharma and Salarius expect that the merger will be completed in the first half of 2019. However, completion of the merger is subject to the satisfaction or waiver of the conditions to completion of the merger, which are summarized below. There can be no assurances as to when, or if, the merger will occur. If the merger is not completed on or before July 3, 2019, either Flex Pharma or Salarius may terminate the Merger Agreement, unless the SEC has not declared effective the registration statement on Form S-4 by May 4, 2019, in which case either Flex Pharma or Salarius are entitled to extend the date for termination of the agreement through September 1, 2019. The right to terminate the Merger Agreement if the merger is not consummated on or prior to July 3, 2019 (or if the SEC has not declared effective the registration statement on Form S-4 by May 4, 2019, on or prior to September 1, 2019) will not be available to Flex Pharma or Salarius if such party’s action or failure to act has been a principal cause of the failure of the merger to occur by July 3, 2019, and if such action or failure to act constitutes a breach of the Merger Agreement. See the sections entitled “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Termination of the Merger Agreement and Termination Fees.”

At the effective time of the merger, all Salarius common units, Salarius Series A preferred units and Salarius profits interest common units (which we refer to collectively as “Salarius Units”) outstanding immediately prior to the effective time of the merger will be treated in accordance with the first paragraph under the section entitled “The Merger Agreement—Merger Consideration,” and all holders of Salarius Units that were outstanding immediately prior to the effective time of the merger will cease to have any rights as Salarius’ members and the membership transfer books of Salarius will be closed with respect to all Salarius Units outstanding immediately prior to the effective time of the merger. No further transfer of any Salarius Units will be made after the effective time of the merger.

Merger Consideration

At the effective time of the merger, by virtue of the merger and without any further action on the part of Flex Pharma, Merger Sub, Salarius or Salarius’ members:

•

each Salarius Unit held or owned by Salarius, any subsidiary of Salarius, Flex Pharma or Merger Sub, if any, immediately prior to the effective time of the merger will be cancelled and retired and will cease to exist and no consideration will be delivered in exchange therefor; and

•

subject to the treatment of fractional shares described under the section entitled “The Merger Agreement—Fractional Shares,” each Salarius Unit outstanding immediately prior to the effective time of the merger (excluding units to be canceled as described above) will be converted solely into the right to receive a number of shares of Flex Pharma common stock determined as follows:

•	each Salarius common unit will be converted into a number of Flex Pharma common stock equal to the Exchange Ratio;

•

each Salarius Series A preferred unit will be converted into (x) a number of shares of Flex Pharma common stock equal to $1,089.00 divided by the quotient of (i) $36,600,000 (which we refer to as the “Salarius Merger Date Equity Value”), divided by (ii) the product determined by multiplying (a) the quotient determined by dividing the total number of shares of Flex Pharma common stock outstanding immediately prior to the effective time of the merger by 19.9% by (b) 80.1% (such product which we refer to as “Salarius Merger Shares”) ((i) divided by (ii), which we refer to as the “Flex Pharma Stock Per Share Value”), plus (y) a number of shares of Flex Pharma common stock equal to the Exchange Ratio (as defined below); and

•

each Salarius profits interest common unit will be converted into a number of shares of Flex Pharma common stock equal to the quotient of (a) the dollar amount determined individually for each Salarius profits interest common unit based on the agreed upon calculation methodology between Flex Pharma and Salarius (which we refer to as the “Merger Date Profits Interest Unit Net Value”) with respect to such Salarius profits interest common unit, divided by (b) the Flex Pharma Stock Per Share Value.

The total number of shares of Flex Pharma common stock due to the holders of Salarius Units is referred to as the “Merger Consideration.” The total number of shares of Flex Pharma common stock deliverable above will equal the number of Salarius Merger Shares.

“Exchange Ratio” means the following ratio (with such ratio being calculated to the nearest 1/10,000 of a share): the quotient obtained by dividing (a) the number of Salarius Merger Shares, minus the sum of (x) the number of shares of Flex Pharma common stock equal to the quotient determined by dividing (i) the aggregate of the Merger Date Profits Interest Unit Net Values for all outstanding Salarius profits interests common units by (ii) the Flex Pharma Stock Per Share Value, plus (y) the quotient determined by dividing (A) the product of $1,089, multiplied by the number of Salarius Series A preferred units outstanding as of the effective time of the merger by (B) the Flex Pharma Stock Per Share Value, by (b) the number of Salarius common units and Salarius Series A preferred units.

If any Salarius profits interest common units outstanding immediately prior to the effective time of the merger are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable agreement with Salarius, then the shares of Flex Pharma common stock issued in exchange for such Salarius profits interest common unit will to the same extent be unvested or subject to the same repurchase option or risk of forfeiture and subject to vesting or lapse of repurchase option on the same basis as applicable to such Salarius profits interest common units, and the book-entry shares of such Flex Pharma common stock will accordingly be marked with appropriate legends. Salarius will take all actions that may be necessary to ensure that, from and after the effective time of the merger, Flex Pharma is entitled to exercise any such repurchase option or other right set forth in any such agreement.

The Merger Sub units issued and outstanding immediately prior to the effective time of the merger will be converted into and exchanged for one validly issued, fully paid and nonassessable Salarius common unit of the surviving company.

If, between the time of calculating the conversion as set forth above and the effective time of the merger, the outstanding Salarius Units or Flex Pharma common stock have been changed into, or exchanged for, a different number of shares, units or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the reverse stock split to the extent such split has not previously been taken into account in calculating the conversions as set forth above), combination or exchange of shares or units, the conversions calculated will be correspondingly adjusted to provide the holders of Salarius Units the same economic effect as contemplated by the Merger Agreement prior to such event.

Fractional Shares

No fractional shares of Flex Pharma common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Salarius Units who would otherwise be entitled to receive a fraction of a share of Flex Pharma common stock (after aggregating all fractional shares of Flex Pharma common stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal and accompanying documents required, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Flex Pharma common stock on the Nasdaq Global Market (or such other Nasdaq market on which the Flex Pharma common stock then trades) on the date the merger becomes effective. If shares of Flex Pharma common stock to be issued in connection with the merger to a holder of Salarius profits interest common units will be treated as unvested or subject to a repurchase option or risk of forfeiture, then the determination of whether a fractional share of Flex Pharma common stock would be issued in connection with the merger to such holder will be determined separately for shares of Flex Pharma common stock to be received which are not subject to the conversion provisions of the Merger Agreement and the shares attributable to each separate restricted unit award agreement subject to continuing restrictions under the section entitled “The Merger Agreement—Merger Consideration” regarding Salarius profits interest common units, and any cash payment (rounded to the nearest whole cent) with respect to a fractional share subject to the provisions of the section entitled “The Merger Agreement—Merger Consideration” will be payable by Flex Pharma (without interest) at the time of and subject to the restrictions to which such fractional share was subject.

Procedures for Surrendering Salarius Certificates

On or prior to the closing date of the merger, Flex Pharma and Salarius will agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the merger. At the effective time of the merger, Flex Pharma will deposit with the exchange agent the aggregate number of book-entry shares of Flex Pharma common stock representing the Merger Consideration issuable to Salarius’ members and cash sufficient to make payments in lieu of fractional shares. The book-entry shares of Flex Pharma common stock and cash amounts so deposited with the exchange agent, together with any dividends or distributions received by the exchange agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

Promptly after the effective time of the merger, Flex Pharma, Merger Sub and Salarius will cause the exchange agent to mail to the persons who were record holders of Salarius Units immediately prior to the effective time of the merger, a letter of transmittal in customary form and instructions for effecting the surrender of a valid certificate previously representing any Salarius Units outstanding immediately prior to the effective time of the merger, to the extent in their possession, in exchange for book-entry shares of Flex Pharma common stock. Upon delivery of a duly executed letter of transmittal to the exchange agent, surrender of certificates representing Salarius Units to the exchange agent, if any, together with such other documents as may be reasonably required by the exchange agent: such Salarius member will be entitled to receive in exchange, one or more book-entry shares representing the portion of the Merger Consideration in a number of whole shares of Flex Pharma common stock that such holder has the right to receive pursuant to the provisions described in the first paragraph of this section “Procedures for Surrendering Salarius Certificates” (and cash in lieu of any fractional share of Flex Pharma common stock pursuant to the provisions described in the section entitled “The Merger Agreement—Fractional Shares”), and upon delivery of such consideration to the applicable holder, any certificates previously representing Salarius Units will be cancelled and extinguished. If any certificate previously representing any Salarius Units has been lost, stolen or destroyed, Flex Pharma may, in its reasonable discretion and as a condition precedent to the delivery of any shares of Flex Pharma common stock, require the owner of such lost, stolen or destroyed certificate to provide an applicable affidavit with respect to such certificate and, at Flex Pharma’s discretion, may also require such owner to post a bond indemnifying Flex Pharma against any claim suffered by Flex Pharma related to the lost, stolen or destroyed certificate or any Flex Pharma common stock issued in exchange thereof as Flex Pharma may reasonably request.

Any portion of the Exchange Fund that remains undistributed to Salarius’ members six months after the closing date of the merger will be delivered to Flex Pharma upon demand, and any Salarius members will thereafter look only to Flex Pharma for satisfaction of their claims for Flex Pharma common stock, cash in lieu of fractional shares of Flex Pharma common stock and any dividends or distributions with respect to shares of Flex Pharma common stock.

Each of the exchange agent, Flex Pharma and the surviving company will be entitled to deduct and withhold from any consideration deliverable pursuant to the Merger Agreement to any Salarius members such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable legal requirement and will be entitled to request any reasonably appropriate tax forms, including an IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments under the Merger Agreement. To the extent such amounts are so deducted or withheld, and remitted to the appropriate tax authority, such amounts will be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

None of Flex Pharma, Merger Sub or Salarius will be liable to any Salarius members or to any other person with respect to any shares of Flex Pharma common stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar legal requirement.

Warrants to be Issued to Flex Pharma Stockholders

At or prior to the closing of the merger, Flex Pharma will pay a dividend of, or distribute, to Flex Pharma stockholders of record as of a date and time determined by Flex Pharma’s board of directors (which date will be on or prior to the effective time of the merger) one right per share of Flex Pharma common stock. Each such right will entitle the holder thereof to receive a Warrant to purchase shares of Flex Pharma common stock six months and one day following the closing date of the merger. Each right will be evidenced by the certificate for the associated share of Flex Pharma common stock registered in the name of the holder of such share of Flex Pharma common stock (which certificate for Flex Pharma common stock will be deemed also to be a certificate for the associated right) and not by separate certificates, except that such rights associated with any uncertificated shares of Flex Pharma common stock will be evidenced by the registration of shares of Flex Pharma common stock in the Flex Pharma’s share register in the respective names of the holders thereof (which registration will also be deemed to be registration of ownership of the associated rights). Such rights (and the right to receive certificates therefor) will be transferable only in connection with the transfer of the associated shares of Flex Pharma common stock, and the transfer of such shares of Flex Pharma common stock will constitute the transfer of the associated rights. The Warrants will contain customary terms and conditions, and will:

•

have an exercise price per share of Flex Pharma common stock (which we refer to as “Warrant Exercise Price”), equal to the fair market value of a share of Flex Pharma common stock on the closing date of the merger (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Flex Pharma common stock), which fair market value will be deemed to be the closing price of Flex Pharma common stock on the closing date of the merger (if the closing date of the merger is a trading day) or the trading day immediately preceding the closing date of the merger (if the closing date of the merger is not a trading day);

•	be immediately exercisable;

•	be exercisable for five years following the date that is six months and one day following the closing date of the merger;

•

at the discretion of Flex Pharma, be deemed exercised on a cashless basis at the closing of an issuance and sale of Flex Pharma common stock in an equity financing with gross proceeds of at least $10,000,000, at the closing of which, the holders of Warrants will be entitled to receive a number of shares of Flex Pharma common stock equal to the greater of 120% * WAV / VWAP or 110% * [VWAP – WEP] * WS / VWAP (each as defined below); and

•

be exercisable, in the aggregate, with respect to that number of shares of Flex Pharma common stock (which we refer to as the “Warrant Shares”) equal to (i) the Warrant Aggregate Value (as defined below), divided by (ii) the value (determined using the Black-Scholes-Merton option pricing formula assuming a volatility of 75% and a risk-free rate equal to the 5-year United States treasury rate in effect on the date used for determining the exercise price of the Warrants) of a warrant to purchase a share of Flex Pharma common stock on the date used for determining the exercise price of the Warrants (such value subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Flex Pharma common stock). The number of shares of Flex Pharma common stock subject to such Warrants will not be less than zero.

“Warrant Aggregate Value” will be determined in accordance with the following formula: WAV = [PTV + PNC – PTNC] – [PAP * [CTV + CSA – CTSA] / CAP]

For purposes of the formulae listed above, the following definitions will apply:

•	WAV will mean the Warrant Aggregate Value.

•

PTV will mean Flex Pharma’s target valuation of $10,500,000, which valuation assumes that Flex Pharma will have Flex Pharma’s and its subsidiaries’ cash and cash equivalents projected to be on Flex Pharma’s or its subsidiaries’ books as of the closing of the merger (which we refer to as “Flex Pharma Net Cash”) equal to PTNC.

•	PNC will mean Flex Pharma Net Cash at the anticipated closing date of the merger, calculated as provided in the Merger Agreement.

•	PTNC will mean $3,300,000, which is Flex Pharma’s target net cash at the anticipated closing date of the merger.

•	PAP will mean Flex Pharma allocation percentage, which is 19.9%.

•	CTV will mean Salarius merger date equity value, which is Salarius’ equity value ascribed by the parties, such value being $36,000,000.

•	CSA will mean the actual value of Salarius Series A preferred units that Salarius has issued and sold pursuant to the subscription agreements, determined at the anticipated closing date of the merger.

•	CTSA will mean $7,000,000, which is the target value of Salarius Series A preferred units for Salarius to issue and sell pursuant to the subscription agreements.

•	CAP will mean Salarius allocation percentage, which is 80.1%.

•

VWAP will mean the volume weighted average price of Flex Pharma common stock during the 10 consecutive trading days ending on (and including) the trading day immediately preceding the date of any deemed exercised of the Warrants on a cashless basis.

•	WEP will mean Warrant Exercise Price.

•	WS will mean Warrant Shares.

Listing of Flex Pharma Common Stock

The Merger Agreement obligates Flex Pharma to use its commercially reasonable efforts to maintain its existing listing on the Nasdaq Global Market or to list on the Nasdaq Capital Market, to obtain approval of the listing of the combined company on the Nasdaq Global Market or the Nasdaq Capital Market and to effect the reverse stock split. To the extent required by the rules and regulations of Nasdaq, the Merger Agreement also obligates Flex Pharma to use its commercially reasonable efforts prepare and submit to Nasdaq a notification form for the listing of the shares of Flex Pharma common stock to be issued in connection with the merger, to cause such shares to be approved for listing, and to the extent required by the Nasdaq Marketplace Rules, file an initial listing for the Flex Pharma common stock on the Nasdaq Global Market or the Nasdaq Capital Market and cause such Nasdaq listing application to be approved for listing.

Salarius will cooperate with Flex Pharma as reasonably requested by Flex Pharma with respect to obtaining approval of the listing of the combined company on the Nasdaq Global Market or the Nasdaq Capital Market and the Nasdaq listing application, and Salarius will promptly furnish to Flex Pharma all information concerning Salarius and Salarius’ members that may be required or reasonably requested in connection such listing.

Conditions to Completion of the Merger

Conditions Precedent to Obligations of Each Party

The obligations of each of Flex Pharma, Salarius and Merger Sub to effect the merger and otherwise consummate the transactions to be consummated at the closing of the merger are subject to the satisfaction or, to the extent permitted by applicable legal requirements, the written waiver by such party, at or prior to the closing of the merger, of each of the following conditions:

•

effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part and the absence of any stop orders or proceedings initiated or threatened;

•

absence of any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger, any legal requirement that has the effect of making the consummation of the merger illegal and any legal proceeding pending or threatened in writing by an official of a governmental body;

•

obtaining the affirmative vote of the holders of a majority of Salarius Units, voting together as a single class, approving the Salarius Member Matters (as defined below) (which we refer to as the “Salarius Member Approval”);

•

obtaining the affirmative vote of the holders of a majority of outstanding shares of Flex Pharma common stock approving the Flex Pharma Stockholder Matters (as defined below) (which we refer to as the “Flex Pharma Stockholder Approval”);

•	obtaining the affirmative vote of the sole member of Merger Sub approving the merger and related transactions;

•

expiration or termination of all waiting periods applicable to the consummation of the merger under the HSR Act or applicable to foreign legal requirements relating to antitrust or competition matters and no voluntary agreement being in effect between Flex Pharma, Merger Sub and/or Salarius on one hand, and the FTC, Department of Justice or any foreign governmental body on the other hand, pursuant to which such party has agreed to not consummate the merger for any period of time;

•

continued listing on the Nasdaq Capital Market or the Nasdaq Global Market of the existing shares of Flex Pharma common stock as of the closing date of the merger, approval for listing on the Nasdaq Global Market or the Nasdaq Capital Market of the Flex Pharma common stock to be issued in the merger as of the effective time of the merger and to the extent required by Nasdaq rules, approval of the Nasdaq listing application; and

•

agreement between Flex Pharma and Salarius, in writing, of the Flex Pharma Net Cash calculation, or the jointly selected independent auditor having delivered its determination with respect to such calculation.

Additional Conditions Precedent to Obligations of Flex Pharma and Merger Sub

In addition, the obligations of Flex Pharma and Merger Sub to complete the merger is subject to the satisfaction (or waiver) of the following conditions:

•

accuracy in all but de minimis respects of representations and warranties made in the Merger Agreement by Salarius regarding its capitalization as of the date of the Merger Agreement and on and as of the closing date of the merger (or as of a particular date for the representations and warranties which address matters as of such particular date) and (b) accuracy in all respects of all other representations and warranties made in the Merger Agreement by Salarius as of the date of the Merger Agreement and on and as of the closing date of the merger, except (i) in each case, or in the aggregate, where failure to be true and correct would not be a Salarius Material Adverse Effect (see the section entitled “The Merger Agreement—Definition of Material Adverse Effect” for the definition of “Salarius Material Adverse Effect”) but disregarding all other materiality qualifications in such representations and warranties or (ii) for the representations and warranties which address matters as of a particular date, which such representations are true and correct as of such particular date;

•	performance or compliance in all material respects by Salarius of all covenants and obligations required to be performed or complied by Salarius at or prior to the closing of the merger;

•	absence of a continuing Salarius Material Adverse Effect;

•	termination of certain investor agreements; and

•	receipt by Flex Pharma of the following documents effective as of the closing date of the merger:

•	a certificate from the Chief Executive Officer and Chief Financial Officer of Salarius confirming that the conditions described in the first four bullets of this section have been satisfied;

•	certificates of good standing of Salarius in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified to do business;

•	a certified copy of the certificate of formation and a copy of the operating agreement of Salarius;

•	a certificate as to the incumbency of the Chief Executive Officer and Chief Financial Officer of Salarius;

•

approval of Salarius’ board of managers of the execution of the Merger Agreement and the consummation of the merger and other transactions and actions contemplated by the Merger Agreement to be performed by Salarius under the Merger Agreement;

•

a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) along with written authorization for Flex Pharma to deliver such notice form to the Internal Revenue Service on behalf of Salarius at the closing of the merger; and

•

a certificate signed by the Chief Financial Officer of Salarius setting forth the number and record holders of Salarius Units and the portion of the Merger Consideration each record holder of Salarius Units is entitled to receive, in each case as of immediately prior to the effective time of the merger.

Additional Conditions Precedent to Obligations of Salarius

In addition, the obligations of Salarius to complete the merger is subject to the satisfaction (or waiver) of the following conditions:

•

accuracy in all but de minimis respects of representations and warranties made in the Merger Agreement by Flex Pharma and Merger Sub regarding their respective capitalization as of the date of the Merger Agreement and on and as of the closing date of the merger (or as of a particular date for the representations and warranties which address matters as of such particular date) and (b) accuracy in all respects of all other representations and warranties made in the Merger Agreement by Flex Pharma and Merger Sub as of the date of the Merger Agreement and on and as of the closing date of the merger, except (i) in each case, or in the aggregate, where failure to be true and correct would not be a Flex Pharma Material Adverse Effect (see the section entitled “The Merger Agreement—Definition of Material Adverse Effect” for the definition of “Flex Pharma Material Adverse Effect”) but disregarding all other materiality qualifications in such representations and warranties or (ii) for the representations and warranties which address matters as of a particular date, which such representations are true and correct as of such particular date;

•	performance or compliance in all material respects by Flex Pharma and Merger Sub of all covenants and obligations required to be performed or complied by them by the completion of the merger;

•	absence of a continuing Flex Pharma Material Adverse Effect;

•	constitution of Flex Pharma’s board of directors and officers as set forth in the Merger Agreement, to be effective as of the effective time of the merger;

•	effecting the reverse stock split and receipt of a file-stamped copy of the amendment to Flex Pharma’s certificate of incorporation effecting the reverse stock split;

•	receipt by Salarius of the following documents effective as of the closing date of the merger:

•	a certificate from the Chief Executive Officer and Chief Financial Officer of Flex Pharma confirming that the conditions described in the first five bullets of this section have been satisfied;

•	certificates of good standing of Flex Pharma and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified to do business;

•	certified copies of the certificate of incorporation and certificate of formation of Flex Pharma and Merger Sub and copies of the bylaws and operating agreement of Flex Pharma and Merger Sub;

•	a certificate as to the incumbency of the officers of Flex Pharma and Merger Sub;

•

approval of Flex Pharma’s board of directors and the sole member of Merger Sub of the execution of the Merger Agreement and the consummation of the merger, reverse stock split, and other transactions and actions contemplated by the Merger Agreement (the merger, reverse stock split, and other transactions and actions contemplated by the Merger Agreement, which we refer to collectively as the “Contemplated Transactions”) to be performed by Flex Pharma and Merger Sub;

•	written resignations executed by all officers and directors of Flex Pharma dated as of the closing date of the merger and effective as of the closing of the merger; and

•

a certificate signed by the Chief Financial Officer of Flex Pharma setting forth the total number of shares of Flex Pharma common stock outstanding immediately prior to the effective time of the merger as of immediately prior to the effective time of the merger;

•	absence of the failure to provide Sarbanes-Oxley certifications by Flex Pharma’s principal executive officer and principal financial officer; and

•

Flex Pharma not being an issuer identified in Rule 144(i)(1)(i) of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act, in each case as determined by the SEC or Flex Pharma’s independent registered public accounting firm.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by both Flex Pharma and Salarius that are subject in certain cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See the section entitled “The Merger Agreement—Definition of Material Adverse Effect” for the definition of material adverse effect. The representations and warranties in the Merger Agreement relate to, among other things:

•	ownership of subsidiaries, due organization, good standing and qualifications to conduct business;

•	due authorization, execution and validity of the Merger Agreement;

•	absence of any conflict or violation with organizational documents or legal requirements;

•	no governmental consents required to complete the Merger Agreement and the transactions contemplated thereby;

•	capitalization;

•	financial statements;

•

the conduct of business in the ordinary course and absence of changes that have a material adverse effect on such party, and absence of actions, events or occurrences that would require consent of the other party had such action, event or occurrence taken place after the execution and delivery of the Merger Agreement, in each case since September 30, 2018 and through January 3, 2019;

•	title to assets;

•	real property and leaseholds;

•	material contracts;

•	intellectual property;

•	absence of certain undisclosed liabilities;

•	compliance with laws and permits;

•	tax matters;

•	employee benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings;

•	financial advisors;

•	information provided by the applicable party for inclusion in this proxy statement/prospectus/information statement;

•	privacy and data protection;

•	anti-bribery and anti-corruption;

•	transactions with affiliates; and

•	absence of any other representations and warranties.

Salarius also makes representations and warranties relating to, among other things, appraisal rights, subscription agreements, accounts receivable, accredited investors, Regulation M and no trading in Flex Pharma stock or derivatives.

Flex Pharma also makes representations and warranties relating to, among other things, SEC filings, bank accounts and deposits, valid issuance of Flex Pharma’s common stock to be issued in the merger, code of ethics, receipt of a fairness opinion from its financial advisor and shell company status.

The representations and warranties of Flex Pharma, Merger Sub and Salarius in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will not survive the effective time of the merger.

See “The Merger Agreement—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures.”

Definition of Material Adverse Effect

Many of the representations and warranties in the Merger Agreement are qualified by “Salarius Material Adverse Effect” or “Flex Pharma Material Adverse Effect” on the party making such representations and warranties.

For purposes of the Merger Agreement, “Salarius Material Adverse Effect” means any effect, change, event, circumstance or development that, considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the date of determination of the occurrence of a Salarius Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on:

•	the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Salarius and its subsidiaries taken as a whole; or

•

the ability of Salarius to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Merger Agreement in all material respects; provided, however, that the effects, changes, events, circumstances and developments from the following will not be deemed to constitute (nor will effects, changes, events, circumstances or developments from any of the following be taken into account in determining whether there has occurred) a Salarius Material Adverse Effect:

•

conditions generally affecting the industries in which Salarius and its subsidiaries participate or the United States or global economy or capital markets as a whole (to the extent Salarius and its subsidiaries taken as a whole are disproportionately affected by the foregoing, the incremental disproportionate impact or impacts may be taken into account in the determination of the occurrence of the Salarius Material Adverse Effect);

•

any failure by Salarius or any of its subsidiaries to meet internal projections or forecasts on or after January 3, 2019 (it being understood, however, that any effect, change, event, circumstance or development causing or contributing to any such failure to meet projections or forecasts may constitute a Salarius Material Adverse Effect and may be taken into account in determining whether a Salarius Material Adverse Effect has occurred);

•	the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the merger;

•

any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof (to the extent Salarius and its subsidiaries taken as a whole are disproportionately affected by the foregoing, the incremental disproportionate impact or impacts may be taken into account in the determination of the occurrence of the Salarius Material Adverse Effect);

•

any changes after January 3, 2019 in GAAP or applicable legal requirements (to the extent Salarius and its subsidiaries taken as a whole are disproportionately affected by the foregoing, the incremental disproportionate impact or impacts may be taken into account in the determination of the occurrence of the Salarius Material Adverse Effect); or

•	any action taken at the request of Flex Pharma.

For purposes of the Merger Agreement, “Flex Pharma Material Adverse Effect” means any effect, change, event, circumstance or development that, considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the date of determination of the occurrence of a Flex Pharma Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on:

•	the business, condition (financial or otherwise), capitalization, assets, operations, or financial performance of Flex Pharma and its subsidiaries taken as a whole; or

•

the ability of Flex Pharma to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Merger Agreement in all material respects; provided, however, that the effects, changes, events, circumstances or developments from the following will not be deemed to constitute (nor will changes, events, circumstances or developments from any of the following be taken into account in determining whether there has occurred) a Flex Pharma Material Adverse Effect:

•	any change in the cash position of Flex Pharma which results from operations in the ordinary course of business;

•	conditions generally affecting the industries in which Flex Pharma participates or the United States or global economy or capital markets as a whole;

•

any failure of Flex Pharma to meet internal projections or forecasts or third party revenue or earnings predictions on or after January 3, 2019 or any change in the price or trading volume of Flex Pharma common stock (it being understood, however, that any effect, change, event, circumstance or development causing or contributing to any such failure to meet projections, forecasts or predictions or any change in stock price or trading volume may constitute a Flex Pharma Material Adverse Effect and may be taken into account in determining whether a Flex Pharma Material Adverse Effect has occurred);

•	the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the merger;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof;

•	any changes after January 3, 2019 in GAAP or applicable legal requirements;

•

the license, sale, divestiture and/or winding down of the HOTSHOT business and the sodium channel blocker (which we refer to as the “Legacy Assets”) to be consummated after the effective time of the merger; or

•	any action taken at the request of Salarius.

Conduct of Business Pending the Merger

Except as set forth in the confidential disclosure schedules delivered to the other party concurrently with execution of the Merger Agreement, as expressly required, contemplated or permitted by the Merger Agreement, as required by applicable legal requirements, or with respect to Flex Pharma only, in connection with the sale and issuance of Flex Pharma common stock to be consummated prior to the closing of the merger to the extent Salarius has consented in writing to such sale and issuance (which we refer to as “Flex Pharma Pre-Closing Financing”), prior to the earlier of the termination of the Merger Agreement and the effective time of the merger, each of Flex Pharma and Salarius will continue to pay outstanding accounts payable and other current liabilities (including payroll) when due and payable and conduct its business and operations in the ordinary course of business and in material compliance with all applicable legal requirements and the requirements of all material contracts.

Operation of Flex Pharma’s Business

Prior to the earlier of the termination of the Merger Agreement and the effective time of the merger, except as set forth in the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement, as expressly required, contemplated or permitted by the Merger Agreement, as required by applicable legal requirements, or in connection with the Flex Pharma Pre-Closing Financing, Flex Pharma will not, without the prior reasonable written consent of Salarius:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Flex Pharma capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

•

sell, issue or grant, or authorize the issuance of: any capital stock or other security, any option, warrant or right to acquire any capital stock or any other security, any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or any debt securities or any rights to acquire any debt securities, in each case except:

•	for shares of Flex Pharma common stock issued upon the valid exercise of Flex Pharma options or Warrants outstanding as of the date of the Merger Agreement,

•	in connection with any Flex Pharma Pre-Closing Financing,

•

in connection with the issuance of a warrant to purchase Flex Pharma common stock, with such warrant having a value of up to $500,000, which Flex Pharma may issue to Wedbush Securities Inc. or its affiliates in lieu of paying certain cash compensation, and such warrant will not be exercisable prior to the closing of the merger (which we refer to as the “Wedbush Warrant”) and

•	in connection with the dividend, distribution or issuance of the rights or the Warrants;

•

amend the certificate of incorporation, certificate of formation, bylaws, operating agreement or other charter or organizational documents of Flex Pharma or Merger Sub, or effect or be a party to any merger, consolidation, share or unit exchange, business combination, recapitalization, reclassification of shares or units, stock split, other reverse stock split (other than the reverse stock split as described in the section entitled “The Merger Agreement—Structure of the Merger”) or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•

lend money to any person, incur or guarantee any indebtedness for borrowed money (other than in the ordinary course of business), guarantee any debt securities of others, or make any capital expenditure or capital commitment;

•	with respect to employee matters:

•	adopt, establish or enter into any Flex Pharma employee plan,

•

cause or permit any Flex Pharma employee plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and reasonable approval by Salarius,

•

hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the Contemplated Transactions,

•	enter into any contract with a labor union or collective bargaining agreement,

•

except as set forth in the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement, pay any bonus or make any profit-sharing or similar payment to (other than in the ordinary course of business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees,

•

except as set forth in the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any current or former employee, independent contractor, officer or director of Flex Pharma or any affiliate of Flex Pharma (which we refer to as a “Flex Pharma Associate”),

•

except as set forth in the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement, pay or increase the severance or change of control benefits offered to any Flex Pharma Associate, or

•

provide or make any tax-related gross-up payment, except payments made to terminated Flex Pharma Associates set forth in the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement;

•	enter into any material transaction outside the ordinary course of business, other than the license, sale, divestiture and/or winding down of the Legacy Assets in accordance with the Merger Agreement;

•

acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, in each case, other than in the ordinary course of business;

•	with respect to tax matters:

•	make, change or revoke any material tax election,

•	file any material amendment to any tax return,

•	adopt or change any accounting method in respect of taxes,

•	change any annual tax accounting period,

•

enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords,

•	enter into any closing agreement with respect to any tax,

•	settle or compromise any claim, notice, audit report or assessment in respect of material taxes,

•	apply for or enter into any ruling from any tax authority with respect to taxes,

•	surrender any right to claim a material tax refund, or

•	consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any Flex Pharma contract that, if effective as of the date hereof, would constitute a material contract;

•	initiate or settle any legal proceeding;

•

after the Flex Pharma Net Cash calculation is finalized, incur any liabilities or otherwise take any actions, in each case other than in the ordinary course of business or as reasonably necessary in connection with the transactions contemplated by the Merger Agreement, so as to cause the final the Flex Pharma Net Cash calculation to differ materially from actual the Flex Pharma Net Cash as of the closing of the merger;

•	adopt any stockholder rights plan or similar arrangement;

•	use, amend or terminate its current at-the-market facility or enter into any similar program or facility;

•	renew, extend or modify the current sublease for Flex Pharma’s principal executive office space; or

•	agree, resolve or commit to do any of the foregoing.

In addition, prior to the earlier of the termination of the Merger Agreement and the effective time of the merger, Flex Pharma will:

•	promptly notify Salarius of:

•	any notice or other communication from any person alleging that the consent of such person is or may be required in connection with any of the Contemplated Transactions;

•

any legal proceeding against, relating to, involving or otherwise affecting Flex Pharma, or to the knowledge of Flex Pharma, any director or officer of Flex Pharma, that is commenced or asserted against, or, to the knowledge of Flex Pharma, threatened against, Flex Pharma or any director or officer of Flex Pharma; and

•

any notice or other communication from any person alleging that any payment or other obligation is or will be owed to such person at any time before or after the date of the Merger Agreement, except for invoices or other communications related to agreements or dealings in the ordinary course of business or payments or obligations identified in the Merger Agreement, including the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement; and

•	promptly notify Salarius in writing of:

•

the discovery by Flex Pharma of any event, condition, fact or circumstance that occurred or existed on or prior to the date of the Merger Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Flex Pharma in the Merger Agreement in a manner that causes the condition set forth in the first bullet point under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Salarius” not to be satisfied;

•

any event, condition, fact or circumstance that occurs, arises or exists after the date of the Merger Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Flex Pharma in the Merger Agreement in a manner that causes the condition set forth in the first bullet point under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Salarius” not to be satisfied if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the Merger Agreement;

•

any breach of any covenant or obligation of Flex Pharma in a manner that causes the condition set forth in the second bullet point under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Salarius” not to be satisfied; and

•

any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in the section entitled “The Merger Agreement—Conditions to Completion of the Merger” impossible or materially less likely. No notification given to Salarius pursuant to this section will change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Flex Pharma contained in the Merger Agreement or the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement for purposes of the condition set forth in the first bullet point under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Salarius.”

Operation of Salarius’ Business

Prior to the earlier of the termination of the Merger Agreement and the effective time of the merger, except as set forth in the confidential disclosure schedules delivered to Flex Pharma concurrently with execution of the

Merger Agreement, as expressly required, contemplated or permitted by the Merger Agreement, or as required by applicable legal requirements, Salarius will not, and will not permit any of its subsidiaries to, without the prior reasonable written consent of Flex Pharma:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Salarius Units or repurchase, redeem or otherwise reacquire any of its Salarius Units or other securities;

•

sell, issue or grant, or authorize the issuance of: any capital stock or other security, any option, warrant or right to acquire any capital stock or any other security, any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or any debt securities or any rights to acquire any debt securities;

•

amend the certificate of formation, operating agreement or other charter or organizational documents of Salarius, or effect or be a party to any merger, consolidation, share or unit exchange, business combination, recapitalization, reclassification of shares or units, unit split, reverse unit split or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•

lend money to any person, incur or guarantee any indebtedness for borrowed money (other than in the ordinary course of business), guarantee any debt securities of others, or make any capital expenditure or capital commitment;

•	with respect to employee matters:

•	adopt, establish or enter into any Salarius employee plan,

•

cause or permit any Salarius employee plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and reasonable approval by Salarius,

•

hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the Contemplated Transactions,

•	enter into any contract with a labor union or collective bargaining agreement,

•

except as set forth in the confidential disclosure schedules delivered to Flex Pharma concurrently with execution of the Merger Agreement, pay any bonus or make any profit-sharing or similar payment to (other than in the ordinary course of business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees,

•

except as set forth in the confidential disclosure schedules delivered to Flex Pharma concurrently with execution of the Merger Agreement, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Salarius associate,

•

except as set forth in the confidential disclosure schedules delivered to Flex Pharma concurrently with execution of the Merger Agreement, pay or increase the severance or change of control benefits offered to any Salarius associate, or

•	provide or make any tax-related gross-up payment;

•	enter into any material transaction outside the ordinary course of business;

•	enter into any contract with a labor union or collective bargaining agreement;

•

acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, in each case, other than in the ordinary course of business;

•	with respect to tax matters:

•	make, change or revoke any material tax election,

•	file any material amendment to any tax return,

•	adopt or change any accounting method in respect of taxes,

•	change any annual tax accounting period,

•

enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords,

•	enter into any closing agreement with respect to any tax,

•	settle or compromise any claim, notice, audit report or assessment in respect of material taxes,

•	apply for or enter into any ruling from any tax authority with respect to taxes,

•	surrender any right to claim a material tax refund, or

•	consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	initiate or settle any legal proceeding; or

•	agree, resolve or commit to do any of the foregoing.

In addition, prior to the earlier of the termination of the Merger Agreement and the effective time of the merger, Salarius will:

•	promptly notify Flex Pharma of:

•	any notice or other communication from any person alleging that the consent of such person is or may be required in connection with any of the Contemplated Transactions;

•

any legal proceeding against, relating to, involving or otherwise affecting Salarius or any of its subsidiaries, or to the knowledge of Salarius, any director or officer of Salarius, that is commenced or asserted against, or, to the knowledge of Salarius, threatened against, Salarius, any of its subsidiaries, or any director or officer of Salarius; and

•

any notice or other communication from any person alleging that any payment or other obligation is or will be owed to such person at any time before or after the date of the Merger Agreement, except for invoices or other communications related to agreements or dealings in the ordinary course of business or payments or obligations identified in the Merger Agreement; and

•	promptly notify Flex Pharma in writing, of:

•

the discovery by Salarius of any event, condition, fact or circumstance that occurred or existed on or prior to the date of the Merger Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Salarius in the Merger Agreement in a manner that causes the condition set forth in the first bullet point under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Flex Pharma and Merger Sub” not to be satisfied;

•

any event, condition, fact or circumstance that occurs, arises or exists after the date of the Merger Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Salarius in the Merger Agreement in a manner that causes the condition set forth in the first bullet point under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Flex Pharma and Merger Sub”

not to be satisfied if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the Merger Agreement;

•

any breach of any covenant or obligation of Salarius in a manner that causes the condition set forth in the first bullet point under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Flex Pharma and Merger Sub” not to be satisfied; and

•

any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in the section entitled “The Merger Agreement—Conditions to Completion of the Merger” impossible or materially less likely. No notification given to Flex Pharma pursuant to this section will change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Salarius contained in the Merger Agreement or the confidential disclosure schedules delivered to Flex Pharma concurrently with execution of the Merger Agreement for purposes of the condition set forth in the first bullet point under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Flex Pharma and Merger Sub.”

Obligations to Recommend the Transaction

Board Recommendations and Board Adverse Recommendation Change

As discussed under the section entitled “The Written Consent of Salarius Members,” Salarius’ board of managers recommends that Salarius’ members vote “FOR” the adoption of the Merger Agreement, approving the merger, and the other transactions contemplated by the Merger Agreement (which we collectively refer to as “Salarius Member Matters”). Salarius’ board of managers, however, may make an adverse recommendation change under specified circumstances.

Similarly, as discussed under the section entitled “Matters Being Submitted to a Vote of Flex Pharma Stockholders,” Flex Pharma’s board of directors recommends that Flex Pharma stockholders vote “FOR” (1) the issuance of Flex Pharma’s common stock to Salarius’ members pursuant to the Merger Agreement and the resulting “change of control” of Flex Pharma under Nasdaq rules and the dividend or distribution of rights, and issuance of Warrants, to Flex Pharma’s stockholders pursuant to the Merger Agreement, (2) the approval of an amendment of Flex Pharma’s Certificate of Incorporation to effect a reverse stock split of Flex Pharma’s common stock, (3) the approval of an amendment of Flex Pharma’s Certificate of Incorporation to effect the name change of Flex Pharma to “Salarius Pharmaceuticals, Inc.” and (4) an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the Proposals 1, 2 or 3 (which we collectively refer to as “Flex Pharma Stockholder Matters”).

Salarius has agreed that:

•

Salarius’ board of managers will recommend Salarius’ members vote to approve the Salarius Member Matters (which we refer to as “Salarius Board Recommendation”) and will use commercially reasonable efforts to solicit such approval within the agreed timeframe;

•	this proxy statement/prospectus/information statement will include the Salarius Board Recommendation;

•

the Salarius Board Recommendation will not be withdrawn or modified in a manner adverse to Flex Pharma, and no resolution by Salarius’ board of managers or any committee thereof to withdraw or modify the Salarius Board Recommendation in a manner adverse to Flex Pharma will be adopted or proposed; and

•	Salarius’ board of managers will not recommend any Acquisition Transaction (as defined below) (such recommendation, which we refer to as “Salarius Board Adverse Recommendation Change”).

Flex Pharma has agreed that:

•

Flex Pharma’s board of directors will recommend that Flex Pharma stockholders vote to approve the Flex Pharma Stockholder Matters (which we refer to as the “Flex Pharma Board Recommendation”) and will use commercially reasonable efforts to solicit such approval within the agreed timeframe;

•	this proxy statement/prospectus/information statement will include the Flex Pharma Board Recommendation;

•

the Flex Pharma Board Recommendation will not be withdrawn or modified in a manner adverse to Salarius, and no resolution by Flex Pharma’s board of directors or any committee thereof to withdraw or modify the Flex Pharma Board Recommendation in a manner adverse to Salarius will be adopted or proposed; and

•	Flex Pharma’s board of directors will not recommend any Acquisition Transaction (such recommendation, which we refer to as “Flex Pharma Board Adverse Recommendation Change”).

“Acquisition Transaction” means any transaction or series of transactions involving:

•

any merger, consolidation, amalgamation, share or unit exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction:

•	in which any of Flex Pharma, Merger Sub or Salarius is a constituent corporation or company;

•

in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of Flex Pharma, Merger Sub, Salarius or any of its subsidiaries; or

•

in which any of Flex Pharma, Salarius or Merger Sub or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of Flex Pharma, Salarius or Merger Sub or any of its subsidiaries (which will, in the case of Flex Pharma, exclude the Flex Pharma Pre-Closing Financing, the issuance of the Wedbush Warrant and/or the dividend, distribution or issuance of the rights and the Warrants);

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the assets of any of Flex Pharma, Salarius or Merger Sub and its subsidiaries, taken as a whole (as determined by Flex Pharma, Salarius or Merger Sub’s respective board of directors or board of managers) (which will, in the case of Flex Pharma, exclude the license, sale, divestiture and, or winding down of the Legacy Assets by Flex Pharma); or

•

any tender offer or exchange offer, that if consummated would result in any person or group of persons beneficially owning 20% or more of the outstanding equity securities of Flex Pharma, Salarius or Merger Sub or any of its subsidiaries.

Notwithstanding the foregoing, at any time prior to the receipt of the Flex Pharma Stockholder Approval, Flex Pharma’s board of directors can make a Flex Pharma Board Adverse Recommendation Change, if: (i) Flex Pharma’s board of directors has received, with respect to Flex Pharma, Merger Sub or Salarius, any offer or proposal made by a third party or group of third parties contemplating or otherwise relating to any Acquisition Transaction (such offer or proposal, which we refer to as an “Acquisition Proposal”), that Flex Pharma’s board of directors has determined in its good faith judgment, after consultation with Flex Pharma’s outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer (as defined below) or (ii) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Flex Pharma that occurs or arises after January 3, 2019 that was neither known to Flex Pharma or Flex Pharma’s board of directors nor reasonably foreseeable as of January 3, 2019, Flex Pharma’s board of directors determines in its good faith judgment, after consultation with Flex Pharma’s outside legal counsel, that a Flex Pharma Board Adverse Recommendation Change is consistent with Flex Pharma’s board of directors’ compliance with its fiduciary obligations to Flex Pharma stockholders under applicable legal requirements.

Prior to Flex Pharma taking any action permitted under this paragraph,

•	in the case of a Superior Offer,

•

Flex Pharma must promptly notify Salarius, in writing, at least two business days (which we refer to as the “Notice Period”) before making a Flex Pharma Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice will state expressly that Flex Pharma has received an Acquisition Proposal that Flex Pharma’s board of directors intends to declare a Superior Offer and that Flex Pharma’s board of directors intends to make a Flex Pharma Board Adverse Recommendation Change,

•	Flex Pharma attaches to such notice the most current version of the proposed agreement and the identity of the third party making such Superior Offer and

•

Flex Pharma negotiates with Salarius in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, if Salarius, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Offer, the Notice Period will be extended, if applicable, to ensure that at least two business days remain in the Notice Period subsequent to the time Flex Pharma notifies Salarius of any such material revision (it being agreed that there will be only one extension)); or

•	in the case of a material development or change in circumstances described in clause (ii) above,

•

Flex Pharma promptly notifies Salarius, in writing, within the Notice Period before making a Flex Pharma Board Adverse Recommendation Change, which notice will state expressly the material facts and circumstances related to the applicable material development or change in circumstances and that Flex Pharma’s board of directors intends to make a Flex Pharma Adverse Recommendation Change and

•

Flex Pharma negotiates with Salarius in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such material development or change in circumstances ceases to require a Flex Pharma Board Adverse Recommendation Change, if Salarius, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material development in a material development or change in circumstances, the Notice Period will be extended, if applicable, to ensure that at least two business days remain in the Notice Period subsequent to the time Flex Pharma notifies Salarius of any such material development (it being agreed that there will be only one extension)).

“Superior Offer” means a bona fide Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) made by a third party that is on terms and conditions that Flex Pharma’s board of directors determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that Flex Pharma’s board of directors deems relevant following consultation with its outside legal counsel and financial advisor, if any, is more favorable, from a financial point of view, to Flex Pharma stockholders than the terms of the merger, taking into account any factors that Flex Pharma’s board of directors deems appropriate, and is reasonably capable of being consummated.

Obligation to Obtain Written Consent from Salarius’ Members

Promptly after the registration statement on Form S-4 has been declared effective by the SEC under the Securities Act, and in any event no later than ten business days thereafter, Salarius will obtain written consent from its members for purposes of the Salarius Member Matters and acknowledging that the approval given is irrevocable.

Salarius’ obligation to solicit the consent of its members to sign such written consent will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal.

Obligation to Call a Meeting of Flex Pharma’s Stockholders

Promptly after the registration statement on Form S-4 has been declared effective by the SEC under the Securities Act, Flex Pharma will take reasonable action necessary under applicable legal requirements to call, give notice of and, within 60 calendar days after the date the registration statement on Form S-4 is declared effective by the SEC, hold a meeting of the holders of Flex Pharma common stock for the purpose of seeking approval of Flex Pharma Stockholder Matters and mail to Flex Pharma stockholders as of the record date established for the special meeting of Flex Pharma’s stockholders, this proxy statement/prospectus/information statement.

Unless Flex Pharma’s board of directors has effected a Flex Pharma Board Adverse Recommendation Change in accordance with the provisions contained in the section entitled “The Merger Agreement—Obligations to Recommend the Transaction—Board Recommendations and Board Adverse Recommendation Change,” Flex Pharma’s obligation to call, give notice of and hold the special meeting of Flex Pharma’s stockholders will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Flex Pharma Board Recommendation.

Nothing contained in the Merger Agreement will prohibit Flex Pharma or its board of directors from:

•

taking and disclosing to Flex Pharma stockholders a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act),

•

making any disclosure to Flex Pharma stockholders if Flex Pharma’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to Flex Pharma stockholders under applicable legal requirements and

•	making a “stop, look and listen” communication to Flex Pharma stockholders pursuant to Rule 14d-9(f) under the Exchange Act.

Any disclosure or public statement in the first two bullet points above will be deemed to be a Flex Pharma Board Adverse Recommendation Change subject to the terms and conditions of the Merger Agreement unless Flex Pharma’s board of directors reaffirms the Flex Pharma Board Recommendation in such disclosure or public statement or within five business days of such disclosure or public statement.

No Solicitation

Subject to the exceptions described below, Flex Pharma, Merger Sub and Salarius and their respective subsidiaries will not, and Flex Pharma, Merger Sub and Salarius and their respective subsidiaries will not authorize or permit any of their representatives to, directly or indirectly:

•

solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of, an Acquisition Proposal with such party, or take any action that could be reasonably be expected to lead to an Acquisition Proposal;

•	enter into or participate in any discussions or negotiations with any person with respect to any Acquisition Proposal;

•

furnish any information regarding Flex Pharma, Merger Sub or Salarius to any person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction;

•	grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other party).

Notwithstanding anything contained under this section “No Solicitation,” prior to the receipt of the Flex Pharma Stockholder Approval, Flex Pharma may enter into discussions or negotiations with any person that has made (and not withdrawn) a bona fide, unsolicited, Acquisition Proposal, which Flex Pharma’s board of directors determines in good faith, after consultation with its financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer, and thereafter furnish to such person non-public information regarding Flex Pharma pursuant to an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions but not “standstill” provisions) comparably favorable in the aggregate to Flex Pharma as those contained in the mutual non-disclosure agreement between Flex Pharma and Salarius, but in each case of the foregoing, only if:

•	such Acquisition Proposal did not result from a material breach of this section “No Solicitation”;

•

Flex Pharma’s board of directors determines in good faith, based on advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable legal requirements;

•

prior to furnishing any such non-public information to, or entering into discussions with, such person, Flex Pharma gives Salarius written notice of the identity of such person and of Flex Pharma’s intention to furnish nonpublic information to, or enter into discussions with, such person; and

•

prior to furnishing any such non-public information to such person, Flex Pharma furnishes such non-public information to Salarius (to the extent such non-public information has not been previously furnished by Flex Pharma to Salarius).

In the event any representative of such party (to the extent such representative acts or is purporting to act on behalf of such party) takes any action that, if taken by such party, would constitute a breach of this section “No Solicitation” by such party, the taking of such action by such representative will be deemed to constitute a breach of this section “No Solicitation” by such party for purposes of the Merger Agreement.

If any of Flex Pharma, Merger Sub, Salarius or any representative of such party receives an Acquisition Proposal at any time prior to the earlier of the termination of the Merger Agreement and the effective time of the merger, then such party will promptly (and in no event later than 24 hours after such party becomes aware of such Acquisition Proposal) advise the other party orally and in writing of such Acquisition Proposal (including the identity of the person making or submitting such Acquisition Proposal, and the terms thereof, except to the extent prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof). Except to the extent prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof, such party will keep the other party informed, on a current basis, in all material respects with respect to such acquisition proposal and any modification thereto. In addition to the foregoing, each party will provide the other party with at least five business days written notice of a meeting of its board of directors or board of managers (or any committee thereof) at which its board of directors or board of managers (or any committee thereof) is reasonably expected to consider an Acquisition Proposal it has received.

Each of Flex Pharma, Merger Sub and Salarius will and will cause its respective representatives to, cease immediately and cause to be terminated, and will not authorize or knowingly permit any of its or their representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and will use its reasonable best efforts to cause any such third party (or its representatives) in possession of non-public information in respect of such party or its subsidiaries that was furnished by or on behalf of such party or its subsidiaries to return or destroy (and confirm destruction of) all such information.

Registration Statement and Proxy Statement/Prospectus/Information Statement

As promptly as practicable following the date of the Merger Agreement, Salarius and Flex Pharma have agreed to prepare and file with the SEC this proxy statement/prospectus/information statement and Flex Pharma has agreed to prepare and file with the SEC the registration statement on Form S-4, in which this proxy statement/prospectus/information statement will be included as a prospectus.

Flex Pharma covenants, represents and warrants that this proxy statement/prospectus/information statement, including any pro forma financial statements included herein (and the letter to stockholders, notice of meeting and form of proxy included herewith), will not, at the time that this proxy statement/prospectus/information statement or any amendment or supplement is filed with the SEC or is first mailed to Flex Pharma stockholders, at the time of the special meeting of Flex Pharma’s stockholders and at the effective time of the merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary herein in order to make the statements made herein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Flex Pharma does not make any covenant, representation or warranty with respect to statements made in this proxy statement/prospectus/information statement (and the letter to stockholders, notice of meeting and form of proxy included herewith), if any, based on information furnished in writing by Salarius specifically for inclusion herein. Each of Flex Pharma, Merger Sub and Salarius have agreed to use commercially reasonable best efforts to cause the registration statement on Form S-4 and this proxy statement/prospectus/information statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

Flex Pharma will notify Salarius promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to this proxy statement/prospectus/information statement or the registration statement on Form S-4 or for additional information and will supply Salarius with copies of all correspondence between Flex Pharma, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to this proxy statement/prospectus/information statement, the registration statement on Form S-4 or the Contemplated Transactions and all orders of the SEC relating to the registration statement on Form S-4. Flex Pharma will use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to this proxy statement/prospectus/information statement and the registration statement on Form S-4, and Salarius and its counsel will have a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff. Prior to the registration statement on Form S-4 being declared effective, each of Salarius and Flex Pharma will use its commercially reasonable efforts to execute and deliver to Salarius’ legal counsel and to Flex Pharma’s legal counsel an applicable tax representation letter. Following the delivery of the tax representation letters, each of Salarius and Flex Pharma will use its commercially reasonable efforts to cause its respective legal counsel to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act.

Flex Pharma will use its commercially reasonable efforts to have the registration statement on Form S-4 declared effective by the SEC under the Securities Act as promptly as practicable after it is filed with the SEC. No filing of, or amendment or supplement to, the registration statement on Form S-4 will be made by Flex Pharma, and no filing of, or amendment or supplement to, this proxy statement/prospectus/information statement will be made by Flex Pharma, in each case, without providing Salarius a reasonable opportunity to review and comment thereon. If any event relating to Salarius occurs, or if Salarius becomes aware of any information, that should be disclosed in an amendment or supplement to the registration statement on Form S-4 or this proxy statement/prospectus/information statement, then Salarius will promptly inform Flex Pharma thereof and will cooperate fully with Flex Pharma in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Flex Pharma stockholders.

Prior to the effective time of the merger, Flex Pharma will use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Flex Pharma common stock to be issued in the merger will be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Salarius Units has an address of record on the record date for determining the members entitled to notice of and to vote pursuant to the written consent from Salarius’ members.

Salarius has agreed to reasonably cooperate with Flex Pharma, and to provide, and require its representatives to provide Flex Pharma and its representatives with all true, correct and complete information regarding Salarius that is required by applicable legal requirements to be included in the registration statement on Form S-4 or reasonably requested from Salarius to be included in the registration statement on Form S-4, including certain of Salarius’ audited and interim financial statements prepared in accordance with GAAP. Salarius will use commercially reasonable efforts to cause to be delivered to Flex Pharma a letter of Salarius’ independent accounting firm, dated no more than two business days before the date on which the registration statement on Form S-4 becomes effective, that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the registration statement on Form S-4.

Employee Matters

Unless otherwise agreed in writing by Salarius pursuant to written notice provided to Flex Pharma no later than two business days prior to the closing date of the merger and except with respect to Flex Pharma Associates listed in the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement, effective no later than the business day immediately prior to the closing date of the merger, Flex Pharma will, and will cause any of its subsidiaries to, terminate the employment and service of each Flex Pharma Associate such that neither Flex Pharma nor any Flex Pharma subsidiary will have any Flex Pharma Associate in its employ or service as of the effective time of the merger (other than those listed in the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement). As a condition to payment to a terminated Flex Pharma Associate described below and prior to the closing date of the merger, Flex Pharma will obtain from each terminated Flex Pharma Associate an effective release of claims in a form previously provided to or made available by Flex Pharma to Salarius. However, Flex Pharma will not be required to increase the amount of any terminated Flex Pharma Associate payment to such terminated Flex Pharma Associate in order to obtain such release. Prior to the closing of the merger, Flex Pharma will use commercially reasonable efforts to comply, in all material respects, with all of the requirements of the WARN Act and any applicable state legal requirement equivalent with respect to the terminated Flex Pharma Associates. Flex Pharma’s good faith estimate of the amount of all change of control payments, severance payments, termination or similar payments, retention payments, bonuses and other payments and benefits (including any COBRA costs), owed to or to be paid or provided to each terminated Flex Pharma Associate, and the amount by which any of such terminated Flex Pharma Associate’s compensation or benefits may be accelerated or increased, in each case, whether under any Flex Pharma employee plans or otherwise, as a result of (i) the execution of the Merger Agreement, (ii) the consummation of the applicable Contemplated Transactions, or (iii) the termination of employment or service of such terminated Flex Pharma Associate is set forth in the confidential disclosure schedules delivered to Salarius concurrently with execution of the Merger Agreement. Prior to the closing of the merger, Flex Pharma will use commercially reasonable efforts to cause all such payments to be paid and satisfied in full.

Effective no later than the day immediately preceding the closing date of the merger, Flex Pharma’s board of directors will adopt resolutions to terminate all Flex Pharma employee plans that are “employee benefit plans” within the meaning of ERISA, including but not limited to any Flex Pharma employee plans intended to include a Code Section 401(k) arrangement and each other Flex Pharma employee plan, in each case to the extent written notice is provided by Salarius to Flex Pharma no later than 30 calendar days prior to the closing date of the merger instructing Flex Pharma to terminate any such Flex Pharma employee plan. Flex Pharma will provide Salarius with evidence that Flex Pharma’s board of directors has adopted resolutions to terminate such Flex Pharma employee plan(s) (effective no later than the day immediately preceding the closing date of the merger). The form and substance of such resolutions will be subject to review and reasonable approval of Salarius. Flex Pharma also will take such other reasonable actions in furtherance of terminating such Flex Pharma employee plan(s) as Salarius may reasonably require. In the event that termination of the Flex Pharma 401(k) plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then Flex Pharma will take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Salarius no later than 14 calendar days prior to the closing date of the merger.

In addition, Flex Pharma will correct all nondiscrimination testing failures under Flex Pharma’s cafeteria plan for the 2016-2018 plan years by issuing amended IRS Form W-2s for each affected individual and remitting all applicable employer tax withholding amounts and penalties, if any, as assessed by the IRS for each year in which a failure occurred.

Regulatory Approvals

Each of Flex Pharma, Merger Sub and Salarius will use their commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on such party with respect to the Contemplated Transactions and, subject to the conditions set forth in the section entitled “The Merger Agreement—Conditions to Completion of the Merger,” to consummate the Contemplated Transactions as promptly as practicable. Flex Pharma, Merger Sub and Salarius agreed to file or otherwise submit, as soon as practicable after January 3, 2019, but in any event no later than by January 17, 2019, all applications, notices, reports and other documents (other than this proxy statement/prospectus/information statement) reasonably required to be filed by such party to any governmental body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such governmental body. The parties will prepare and file, if and as required, the Notification and Report Forms pursuant to the HSR Act and any notification or other document to be filed in connection with the merger under any applicable foreign legal requirement relating to antitrust or competition matters. Salarius and Flex Pharma will respond, as promptly as is practicable to respond, in compliance with any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental body in connection with antitrust or competition matters.

Each of Flex Pharma, Merger Sub and Salarius will use its commercially reasonable efforts to cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals and will keep Salarius or Flex Pharma, as applicable, informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the Federal Trade Commission, the Department of Justice or any other governmental body relating to the Contemplated Transactions. Subject to applicable legal requirements relating to the exchange of information, each of Flex Pharma, Merger Sub and Salarius will, to the extent practicable, give the other party reasonable advance notice of all material communications with any governmental body relating to the Contemplated Transactions and each party will have the right to attend or participate in material conferences, meetings and telephone or other communications between the other parties and regulators concerning the Contemplated Transactions.

However, in no event will any of Flex Pharma, Merger Sub or Salarius be required to agree to divest, license, hold separate or otherwise dispose of, encumber or allow a third party to utilize, any portion of its or their respective businesses, assets or contracts or take any other action that may be required or requested by any governmental body in connection with obtaining the consents, authorizations, orders or approvals as described under this section “Regulatory Approvals” that, would have an adverse impact, in any material respect, on any of Flex Pharma, Merger Sub or Salarius.

Indemnification of Officers and Directors

The Merger Agreement provides that from the effective time of the merger through the sixth anniversary of the effective time of the merger, each of Flex Pharma and the surviving company will, jointly and severally, indemnify and hold harmless each person who is, or has been at any time prior to January 3, 2019, or who becomes prior to the effective time of the merger a director or officer of Flex Pharma or its subsidiary (which we collectively refer to as “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director or officer of Flex Pharma or its subsidiary, whether asserted or claimed prior to, at or after the effective time of the merger and reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with defending any such claims, losses, liabilities, damages, judgments and fines as such expenses are incurred, in each case to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Flex Pharma and the surviving company, jointly and severally, upon receipt by Flex Pharma or the surviving company from the Indemnified Party of a request therefor if such person to whom expenses are advanced provides an undertaking, as applicable, to repay such advances if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such person is not entitled to indemnification under applicable law.

The certificate of incorporation and bylaws of Flex Pharma and the certificate of formation and operating agreement of the surviving company will contain, and Flex Pharma will cause the certificate of formation and operating agreement of the surviving company to contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Flex Pharma or its subsidiaries than are presently set forth in Flex Pharma’s certificate of incorporation and bylaws, which provisions will not be amended, modified or repealed for a period of six years’ time from the effective time of the merger in a manner that would adversely affect the rights of individuals who, at or prior to the effective time of the merger, were officers or directors of Flex Pharma.

Prior to the closing of the merger, Flex Pharma will obtain and, within 30 days after the closing of the merger, fully pay for “tail” insurance policies with a claims period of at least six years from the effective time of the merger with at least $10 million in the aggregate of Side A DIC coverage and at least $15 million in the aggregate of Side A/B/C coverage and otherwise containing terms and conditions that are comparable to Flex Pharma’s existing policies with respect to claims arising out of or relating to events which occurred before or at the effective time of the merger (including in connection with the transactions contemplated by the Merger Agreement). During the term of such policy, Flex Pharma will not (and will cause the surviving company not to) take any action to cause the such policy to be cancelled or any provision of such policy to be amended or waived.

Flex Pharma will pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Party in connection with its enforcement of its rights described in this section.

The provisions set forth under this section “Indemnification of Officers and Directors” are intended to be in addition to the rights otherwise available to the Indemnified Party bylaws, Flex Pharma’s certificate of incorporation (as in effect on the January 3, 2019), statute, Flex Pharma’s bylaws (as in effect on January 3, 2019) or contract (as in effect on January 3, 2019), which will survive the effective time of the merger and will continue in full force and effect in accordance with their respective terms. The obligations of Flex Pharma described this section “Indemnification of Officers and Directors” will survive the consummation of the merger and will not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this section applies without the consent of such affected Indemnified Party (it being expressly agreed that the indemnified parties to whom this section applies, as well as their heirs and representatives, will be third party beneficiaries of this section, each of whom may enforce the provisions of this section).

In the event Flex Pharma or the surviving company or any of their respective successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving corporation or company or entity of such consolidation or merger, or transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Flex Pharma or the surviving company, as the case may be, will succeed to the obligations set forth herein. Flex Pharma will cause the surviving company to perform all of the obligations of the surviving company set forth herein. Nothing in the Merger Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Flex Pharma or its officers, directors and employees, it being understood and agreed that the indemnification described in this section “Indemnification of Officers and Directors” is not prior to, or in substitution for, any such claims under any such policies.

Tax Matters

The Merger Agreement requires each of Flex Pharma, Merger Sub and Salarius to use their commercially reasonable efforts to cause the merger and the receipt of Flex Pharma common stock by Salarius’ members to qualify, and agree not to, and not to permit or cause any affiliate or any subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the merger and the receipt of Flex Pharma common stock by Salarius’ members from qualifying, as an exchange of property for stock that satisfies the requirements of Section 351(a) of the Code.

Flex Pharma, Merger Sub and Salarius will treat and will not take any tax reporting position inconsistent with the treatment of the merger and receipt of Flex Pharma common stock by Salarius’ members as an exchange of property for stock that satisfies the requirements of Section 351(a) of the Code for U.S. federal, state and other relevant tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Salarius will use its commercially reasonable efforts to deliver to Salarius’ legal counsel and Flex Pharma’s legal counsel a tax representation letter, dated as of the date of the tax opinions and signed by an officer of Salarius, containing representations of Salarius, and Flex Pharma will use its commercially reasonable efforts to deliver to Salarius’ legal counsel and Flex Pharma’s legal counsel a tax representation letter, dated as of the date of the tax opinions and signed by an officer of Flex Pharma, containing representations of Flex Pharma, in each case as will be reasonably necessary or appropriate to enable Salarius’ legal counsel and Flex Pharma’s legal counsel to render applicable tax opinions satisfying the requirements of Item 601 of Regulation S-K under the Securities Act.

All transfer taxes arising out of or in connection with the transactions contemplated by the Merger Agreement will be borne by Salarius’ members, and the party responsible by legal requirements for filing all necessary tax returns and other documentation with respect to all such transfer taxes will be responsible for filing such tax returns and other documentation. Flex Pharma, Merger Sub and Salarius will cooperate with one another in order to facilitate timely filing of such tax returns. Upon request, Flex Pharma, Merger Sub or Salarius, as applicable, will provide evidence satisfactory to the requesting party that such tax returns have been duly and timely filed and the relevant transfer taxes duly and timely paid. Each party will reasonably cooperate with each other to lawfully minimize any transfer taxes.

Other Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the Merger Agreement:

•

each of Flex Pharma, Merger Sub and Salarius to provide the other party and its representatives with reasonable access during normal business hours to its representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to such party and its subsidiaries;

•

each of Flex Pharma, Merger Sub and Salarius to obtain the prior approval of the other party in writing or determine in good faith that such disclosure is required by applicable legal requirements, prior to issuing any press releases or making any disclosure regarding the Contemplated Transactions to any customer or employees of such party, to the public or otherwise;

•

Flex Pharma to increase the size of Flex Pharma’s board of directors to seven members, elect six directors and officers designated in writing by Salarius to Flex Pharma at least 30 calendar days prior to the closing of the merger;

•

Flex Pharma to cause each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Flex Pharma, to be exempt under Rule 16b-3 promulgated under the Exchange;

•	Salarius to terminate certain investor agreements;

•	each of Salarius and Flex Pharma to comply with Regulation M;

•	subject to certain conditions, Flex Pharma may enter into one or more definitive agreements relating to the license, sale, divestiture and/or winding down of any Legacy Assets;

•	Flex Pharma to use commercially reasonable efforts to preserve Flex Pharma Net Cash, with the goal of Flex Pharma Net Cash of at least $3,300,000 at the effective time of the merger;

•	Flex Pharma to provide notices to terminate certain material contracts; and

•	Flex Pharma to pay all third party invoices received prior to the closing date of the merger.

Termination of the Merger Agreement and Termination Fees

The Merger Agreement may be terminated and the merger may be abandoned prior to the effective time of the merger, whether before or after the Salarius Member Approval or the Flex Pharma Stockholder Approval, as applicable, unless otherwise specified below, in any of the following ways:

•	by mutual written consent of Flex Pharma, duly authorized by Flex Pharma’s board of directors, and Salarius, duly authorized by Salarius’ board of managers; or

•	by either Flex Pharma or Salarius, if:

•

the merger has not been consummated on or prior to July 3, 2019; provided, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to a party if such party’s action or failure to act has been a principal cause of failure for the merger to close on or before July 3, 2019 and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, that in the event that the SEC has not declared effective under the Securities Act this proxy statement/prospectus/information statement by May 4, 2019, then either Salarius or Flex Pharma will be entitled to extend the date for termination of the Merger Agreement pursuant to this paragraph for an additional 60 days from July 3, 2019;

If the Merger Agreement is terminated by Flex Pharma or Salarius pursuant to the foregoing paragraph, and within nine months after the date of such termination, Salarius enters into a definitive agreement with respect to an Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) or a public offering of any of Salarius’ capital stock or other equity securities or the listing of Salarius or any of its capital stock or other equity securities on a stock exchange or any similar market or consummates such transaction, then Salarius will pay to Flex Pharma, within 10 business days after the earlier of such entry into a definitive agreement or consummation, a nonrefundable fee in an amount equal to $1,000,000, in addition to any amount payable to Flex Pharma pursuant for reimbursement for costs and expenses incurred to collect overdue amounts and interest on such overdue amount.

•

a court of competent jurisdiction or other governmental body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the merger; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to a party where the order, decree, ruling or action has been caused by the action or failure to act of such party and such action or failure to act constitutes a material breach by such party of the Merger Agreement; or

•

Flex Pharma stockholders fail to approve the Flex Pharma Stockholder Matters upon a vote taken at the special meeting of Flex Pharma’s stockholders (including any adjournments and postponements); provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to a party where the failure to obtain the Flex Pharma Stockholder Approval was caused by the action or failure to act of such party and such action or failure to act constitutes a material breach by such party of the Merger Agreement;

•	by Flex Pharma, if:

•

Salarius has not obtained the Salarius Member Approval within ten business days after the registration statement on Form S-4 is declared effective by the SEC has been obtained; provided, however, that once the Salarius Member Approval, Flex Pharma may not terminate the Merger Agreement pursuant to this paragraph;

If the Merger Agreement is terminated by Flex Pharma pursuant to this paragraph, then Salarius will pay to Flex Pharma, within 10 business days after such termination or concurrent with such termination, respectively, a nonrefundable fee in an amount equal to $350,000, in addition to any amount payable to Flex Pharma for reimbursement for costs and expenses incurred to collect overdue amounts and interest on such overdue amount.

•	prior to obtaining the Salarius Member Approval, any of the following events occur:

•	Salarius’ board of managers makes a Salarius Board Adverse Recommendation Change within 14 days from receipt of written notice from Salarius of such Salarius Board Adverse Recommendation Change;

•	Salarius’ board of managers approves, endorses or recommends an Acquisition Proposal;

•	Salarius enters into any acquisition agreement (other than a confidentiality agreement pursuant to the provisions set forth in the section entitled “The Merger Agreement—No Solicitation”); or

•	Salarius or any of its representatives willfully and intentionally materially breaches the provisions set forth in the section entitled “The Merger Agreement—No Solicitation”;

If the Merger Agreement is terminated by Flex Pharma pursuant to the foregoing paragraph, then Salarius will pay to Flex Pharma, concurrent with such termination, $1,000,000, in addition to any amount payable to Flex Pharma pursuant for reimbursement for costs and expenses incurred to collect overdue amounts and interest on such overdue amount.

•

upon a breach of any representation, warranty, covenant or agreement by Salarius set forth in the Merger Agreement, or any representation or warranty of Salarius has become inaccurate, in either case such that the conditions set forth in the first and second bullet points under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Flex Pharma and Merger Sub” would not be satisfied; provided, however, that if such inaccuracy in Salarius’ representations and warranties or breach by Salarius is curable by Salarius, then the Merger Agreement will not terminate as a result of such particular breach or inaccuracy unless such breach remains uncured 20 calendar days following the date of written notice from Flex Pharma to Salarius of such breach or inaccuracy and its intention to terminate the Merger Agreement pursuant to this paragraph; provided further, however, that no termination can be made pursuant to this paragraph solely as a result of Salarius’ failure to Salarius Member Approval and no termination can be made pursuant to this paragraph if there is any breach of any representation, warranty, covenant or agreement by Flex Pharma or Merger Sub set forth in the Merger Agreement, or if any representation or warranty of Flex Pharma or Merger Sub becomes inaccurate, in either case such that the conditions set forth in the first and second bullet points under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Salarius” would not be satisfied;

•

prior to receiving the Flex Pharma Stockholder Approval, Flex Pharma’s board of directors authorizes Flex Pharma to enter into any acquisition agreement that constitutes a Superior Offer; provided, however, that Flex Pharma will not enter into any acquisition agreement that constitutes a Superior Offer unless (i) Flex Pharma has complied with its obligations described under the section entitled “The Merger Agreement—No Solicitation”; (ii) Flex Pharma has complied with its obligations specified in the penultimate paragraph of the section entitled “The Merger Agreement—Obligations to Recommend the Transaction—Board Recommendations and Board Adverse Recommendation Change” and (iii) Flex Pharma concurrently pays Salarius amounts specified below and the section entitled “The Merger Agreement—Expenses”; or

If the Merger Agreement is terminated by Flex Pharma pursuant to the foregoing paragraph, then Flex Pharma will pay to Salarius, concurrent with such termination or within 10 business days after such termination, respectively, $350,000, in addition to any amount payable to Salarius for Third Party Expenses up to a maximum of $200,000 or reimbursement for costs and expenses incurred to collect overdue amounts and interest on such overdue amount.

•

each of the conditions set forth in the sections entitled “The Merger Agreement—Conditions to Completion of the Merger—Conditions Precedent to Obligations of Each Party” and “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Salarius” have been satisfied or waived (other than those conditions that by their nature are satisfied at the consummation of the merger), Flex Pharma has notified Salarius in writing that it is ready, willing and able to consummate the closing of the merger (and Flex Pharma did not revoke such notice) and Salarius has failed to consummate the closing of the merger within four business days of such notice;

If the Merger Agreement is terminated by Flex Pharma pursuant the foregoing paragraph, then Salarius will pay to Flex Pharma, concurrent with such termination, $1,000,000, in addition to any amount payable to Flex Pharma pursuant for reimbursement for costs and expenses incurred to collect overdue amounts and interest on such overdue amount.

•	by Salarius, if:

•	prior to obtaining the Flex Pharma Stockholder Approval, any of the following events have occurred:

•	Flex Pharma failed to include the Flex Pharma Board Recommendation in this proxy statement/prospectus/information statement;

•

Flex Pharma’s board of directors made a Flex Pharma Board Adverse Recommendation Change within 14 days from receipt of written notice from Flex Pharma of such Flex Pharma Board Adverse Recommendation Change;

•	Flex Pharma’s board of directors approved, endorsed or recommended an Acquisition Proposal;

•	Flex Pharma entered into any acquisition agreement (other than a confidentiality agreement pursuant to the provisions set forth in the section entitled “The Merger Agreement—No Solicitation”); or

•	Flex Pharma or any of its representatives willfully and intentionally materially breached the provisions set forth in the section entitled “The Merger Agreement—No Solicitation”;

If the Merger Agreement is terminated by Salarius pursuant to the foregoing paragraph, then Flex Pharma will pay to Salarius, within 10 business days after such termination, a nonrefundable fee in an amount equal to $350,000, in addition to any amount payable to Flex Pharma for Third Party Expenses (as defined below) up to a maximum of $200,000 or reimbursement for costs and expenses incurred to collect overdue amounts and interest on such overdue amount.

•

upon a breach of any representation, warranty, covenant or agreement on the part of Flex Pharma or Merger Sub set forth in the Merger Agreement, or any representation or warranty of Flex Pharma or Merger Sub has become inaccurate, in either case such that the conditions set forth in the first and second bullet points under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Salarius” would not be satisfied; provided, however, that if such inaccuracy in Flex Pharma’s or Merger Sub’s representations and warranties or breach by Flex Pharma or Merger Sub is curable by Flex Pharma or Merger Sub, then the Merger Agreement will not terminate as a result of such particular breach or inaccuracy unless such breach remains uncured 20 calendar days following the date of written notice from Salarius to Flex Pharma of such breach or inaccuracy pursuant to this section and its intention to terminate the Merger Agreement pursuant to this paragraph; provided further, however, that no termination can be made pursuant to this paragraph solely as a result of the failure to obtain the Flex Pharma Stockholder Approval and no termination can be made pursuant to this paragraph if there is any breach of any representation, warranty, covenant or agreement on the part of Salarius set forth in the Merger Agreement, or if any representation or warranty of Salarius is inaccurate, in either case such that the conditions set forth in the first and second bullet points under the section entitled “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Flex Pharma and Merger Sub” would not be satisfied;

•

each of the conditions set forth in the sections entitled “The Merger Agreement—Conditions to Completion of the Merger—Conditions Precedent to Obligations of Each Party” and “The Merger Agreement—Conditions to Completion of the Merger—Additional Conditions Precedent to

Obligations of Flex Pharma and Merger Sub” have been satisfied or waived (other than those conditions that by their nature are satisfied at the consummation of the merger), Salarius has notified Flex Pharma in writing that it is ready, willing and able to consummate the closing of the merger (and Salarius did not revoke such notice) and Flex Pharma has failed to consummate the closing of the merger within four business days of such notice; or

If the Merger Agreement is terminated by Flex Pharma pursuant to the foregoing paragraph, then Flex Pharma will pay to Salarius, concurrent with such termination or within 10 business days after such termination, respectively, $350,000, in addition to any amount payable to Salarius for Third Party Expenses up to a maximum of $200,000 or reimbursement for costs and expenses incurred to collect overdue amounts and interest on such overdue amount.

•	any of the following events have occurred:

•	the existing shares of Flex Pharma common stock cease to be listed on the Nasdaq Capital Market or the Nasdaq Global Market,

•

Nasdaq informs Flex Pharma that it will not approve the shares of Flex Pharma common stock to be issued in the merger for listing (subject to notice of issuance) on the Nasdaq Capital Market or the Nasdaq Global Market as of the effective time of the merger (whether or not such decision is subject to appeal), or

•

Nasdaq informs Flex Pharma that the Nasdaq listing application is not, or will not be, approved for listing (subject to notice of issuance), whether or not such decision is subject to appeal, only to the extent that such Nasdaq listing application is required by Nasdaq Marketplace Rule 5110;

provided, however, that (A) the foregoing three bullets are subject to a cure period ending on the earlier of (x) 20 calendar days following the date of written notice of Salarius’ intention to terminate pursuant to this paragraph) or (y) July 2, 2019 and (B) the right to terminate the Merger Agreement pursuant to this paragraph will not be available to Salarius where the ceasing of listing or the failure to obtain the approval for listing has been caused by the action or failure to act of Salarius and such action or failure to act constitutes a material breach by Salarius of the Merger Agreement.

The party desiring to terminate the Merger Agreement pursuant to the foregoing provisions (other than by mutual written consent of Flex Pharma, duly authorized by Flex Pharma’s board of directors, and Salarius, duly authorized by Salarius’ board of managers) will give a notice of such termination to the other party specifying the provisions pursuant to which such termination is made and the basis will be described in reasonable detail.

In the event of the termination of the Merger Agreement as provided in this section “Termination of the Merger Agreement and Termination Fees,” the Merger Agreement will be of no further force or effect; provided, however, that this section “Termination of the Merger Agreement and Termination Fees” and the miscellaneous provisions in the Merger Agreement will survive the termination of the Merger Agreement and will remain in full force and effect, and the termination of the Merger Agreement will not relieve any of Flex Pharma, Merger Sub or Salarius for its fraud or from any liability for any material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Expenses

Third Party Expense Reimbursement Payable by Flex Pharma

Flex Pharma will reimburse Salarius for all reasonable fees and expenses incurred by Salarius in connection with the Merger Agreement and the transactions contemplated thereby, including all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form registration statement on

Form S-4 (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any governmental body applicable to the Merger Agreement and the transactions contemplated thereby (such expenses, which we collectively refer to as “Third Party Expenses”), up to a maximum of $200,000, by wire transfer of same-day funds within 10 business days following the date on which Salarius submits to Flex Pharma true and correct copies of reasonable documentation supporting such Third Party Expenses (provided, however, that such Third Party Expenses will not include any amounts for a financial advisor to Salarius except for reasonably documented out-of-pocket expenses otherwise reimbursable by Salarius to such financial advisor pursuant to the terms of Salarius’ engagement letter or similar arrangement with financial advisor) if:

•	the Merger Agreement is terminated by Salarius:

•

due to the failure of Flex Pharma’s stockholders approving the Flex Pharma Stockholder Matters upon a vote taken at the special meeting of Flex Pharma’s stockholders (including any adjournments and postponements), as specified above in the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees,”

•

prior to obtaining the Flex Pharma Stockholder Approval, Flex Pharma failing to include the Flex Pharma Board Recommendation in this proxy statement/prospectus/information statement; Flex Pharma’s board of directors making a Flex Pharma Board Adverse Recommendation Change within 14 days from receipt of written notice from Flex Pharma, Flex Pharma’s board of directors approving, endorsing or recommending an Acquisition Proposal, Flex Pharma entering into any acquisition agreement or Flex Pharma or any of its representatives willfully and intentionally materially breaching the provisions set forth in the section entitled “The Merger Agreement—No Solicitation,” in each case as specified above in the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” or

•

upon a breach of any representation, warranty, covenant or agreement on the part of Flex Pharma or Merger Sub set forth in the Merger Agreement, as specified above in the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees”;

•	if the Merger Agreement is terminated by Flex Pharma:

•

due to the failure of Flex Pharma’s stockholders approving the Flex Pharma Stockholder Matters upon a vote taken at the special meeting of Flex Pharma’s stockholders (including any adjournments and postponements), as specified above in the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” or

•

Flex Pharma’s board of directors authorizing Flex Pharma to enter into any acquisition agreement that constitutes a Superior Offer prior to receiving the Flex Pharma Stockholder Approval, as specified above in the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees”;

•	if the Merger Agreement is otherwise terminated and Flex Pharma is obligated to pay Salarius $350,000; or

•

in the event of a failure of Salarius to consummate the transactions to be consummated at the closing of the merger solely as a result of a Flex Pharma Material Adverse Effect (provided, that at such time all of the other conditions precedent to Flex Pharma’s obligation to close set forth in the sections entitled “—Conditions to Completion of the Merger—Conditions Precedent to Obligations of Each Party” and “—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Flex Pharma and Merger Sub” have been satisfied by Salarius, are capable of being satisfied by Salarius or have been waived by Flex Pharma).

Third Party Expense Reimbursement Payable by Salarius

If the Merger Agreement is terminated by Flex Pharma upon a breach of any representation, warranty, covenant or agreement by Salarius set forth in the Merger Agreement, as specified above in the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees,” or in the event of a failure of Flex Pharma to consummate the transactions to be consummated at the closing of the merger solely as a result of a Salarius Material Adverse Effect (provided, that at such time all of the other conditions precedent to Salarius’ obligation to close set forth in the sections entitled “—Conditions to Completion of the Merger—Conditions Precedent to Obligations of Each Party” and “—Conditions to Completion of the Merger—Additional Conditions Precedent to Obligations of Salarius” have been satisfied by Flex Pharma, are capable of being satisfied by Flex Pharma or have been waived by Salarius), then Salarius will reimburse Flex Pharma for all Third Party Expenses incurred by Flex Pharma up to a maximum of $200,000, by wire transfer of same-day funds within 10 business days following the date on which Flex Pharma submits to Salarius true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses will not include any amounts for a financial advisor to Flex Pharma except for reasonably documented out-of-pocket expenses otherwise reimbursable by Flex Pharma to such financial advisor pursuant to the terms of Flex Pharma’s engagement letter or similar arrangement with financial advisor.

Fees and Expenses

Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Contemplated Transactions will be paid by the party incurring such expenses, whether or not the merger is consummated; provided, however, that each of Flex Pharma and Salarius will pay one-half of:

•

all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the parties under any filing requirement under the HSR Act and any foreign antitrust legal requirement applicable to the Merger Agreement and the Contemplated Transactions;

•	all fees and expenses incurred by engagement of the Exchange Agent; and

•

all fees and expenses incurred in relation to the printing of this proxy statement/prospectus/information statement and filing with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any amendments or supplements thereto.

Sole and Exclusive Remedy

Flex Pharma, Merger Sub, and Salarius agree that the payment of the fees and expenses set forth in this section and the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” will be the sole and exclusive remedy of each party following a termination of the Merger Agreement under the circumstances described in this section and the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees,” it being understood that in no event will either Flex Pharma or Salarius be required to pay fees or damages payable pursuant to this section and the section entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” on more than one occasion. Subject to the payment of the fees and expenses set forth in this section and the sections entitled “The Merger Agreement—Termination of the Merger Agreement and Termination Fees” and “The Merger Agreement—Specific Performance,” each of Flex Pharma, Merger Sub, and Salarius and their respective affiliates will not have any liability, will not be entitled to bring or maintain any other claim, action or proceeding against the other, will be precluded from any other remedy against the other, at law or in equity or otherwise, and will not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, subsidiary, affiliate, agent or other representative of such party) in connection with or arising out of the termination of the Merger Agreement, any breach by any of Flex Pharma, Merger Sub or Salarius, giving rise to such termination or the failure of the Contemplated Transactions to be consummated.

Specific Performance

The parties to the Merger Agreement are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement.

Amendment

The Merger Agreement may be amended with the approval of the board of directors or board of managers of Salarius, Merger Sub and Flex Pharma at any time (whether before or after obtaining Flex Pharma Stockholder Approval and Salarius Member Approval). However, after such adoption and approval of the Merger Agreement by Flex Pharma stockholders or Salarius’ members, no amendment will be made, which by applicable legal requirement requires further approval of stockholders or members, without the further approval of such stockholders and members. The Merger Agreement cannot be amended except by an instrument in writing signed on behalf of each of Salarius, Merger Sub, and Flex Pharma.

VOTING AND OTHER ANCILLARY AGREEMENTS

The following is a summary of the material terms and conditions of the Voting Agreements (as defined below) and Lock-up Agreements (as defined below). This summary may not contain all the information about these agreements that is important to you. This summary is qualified in its entirety by reference to these agreement, forms of which are attached as Annexes B, C, D and E to, and incorporated by reference into, this proxy statement/prospectus/information statement. You are encouraged to read these agreements in their entirety.

Voting Agreements

In accordance with the Merger Agreement, certain executive officers and directors of Salarius (solely in their respective capacities as members of Salarius) holding approximately 35% of the outstanding Salarius membership units entered into voting agreements with Flex Pharma and Salarius (which we refer to as the “Salarius Voting Agreements”) to vote all of their Salarius membership units in favor of adoption of the Merger Agreement. Also in accordance with the Merger Agreement, certain executive officers, directors and stockholders of Flex Pharma (solely in their respective capacities as stockholders of Flex Pharma) holding approximately 0.5% of Flex Pharma’s outstanding common stock entered into voting agreements (which we refer to as the “Flex Pharma Voting Agreements”) with Salarius and Flex Pharma to vote all of their shares of, and options to purchase, Flex Pharma’s common stock in favor of approval of Flex Pharma Proposals 1, 2, 3 and 4. We refer to the Salarius Voting Agreements and the Flex Pharma Voting Agreements as the “Voting Agreements.”

The Voting Agreements contain a number of representations and warranties made by Salarius’ members and Flex Pharma’s stockholders who are parties thereto relating to, among other things:

•	ownership of their securities;

•	voting power with respect to their securities;

•	absence of certain agreements and arrangements relating to their securities;

•	disclosure of all securities owned by them;

•	power and authority to enter into the Voting Agreements;

•	execution and validity of the Voting Agreements;

•	absence of any conflicts with, breaches of, or defaults under certain agreements;

•	absence of any consents required to validly execute and delivery the Voting Agreements; and

•	absence of litigation that would adversely affect the performance of the Voting Agreements.

Among other things, Salarius’ members who are parties to the Salarius Voting Agreements agree to vote or cause the holder of record to vote their securities, at any annual or special meeting of Salarius, and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of Salarius’ members:

•	in favor of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement;

•	in favor of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the merger;

•	against any competing acquisition proposals; and

•

against any action, proposal, transaction, or agreement that would reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the merger or the fulfillment of the closing conditions under the Merger Agreement.

Among other things, Flex Pharma’s stockholders who are parties to the Flex Pharma Voting Agreements agree to vote or cause the holder of record to vote their securities, at any annual or special meeting of Flex Pharma, and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of Flex Pharma’s stockholders:

•	in favor of Flex Pharma Proposals 1, 2, and 3 and the other transactions contemplated by the Merger Agreement;

•	in favor of Flex Pharma Proposal 4;

•	against any competing acquisition proposals; and

•

against any action, proposal, transaction, or agreement that would reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the merger or the fulfillment of the closing conditions under the Merger Agreement.

In addition, Salarius’ members and Flex Pharma’s stockholders who are parties to the Voting Agreements agree that they will not, directly or indirectly, transfer any of their securities or enter into any agreement with respect to, or consent to, a transfer of, any of the securities or the holder’s voting or economic interest therein.

Lock-Up Agreements

In accordance with the Voting Agreements, certain executive officers and directors of Salarius (solely in their respective capacities as members of Salarius) holding approximately 35% of the outstanding Salarius membership units and certain executive officers, directors and stockholders of Flex Pharma (solely in their respective capacities as stockholders of Flex Pharma) holding approximately 0.5% of Flex Pharma’s outstanding common stock entered into lock-up agreements for the benefit of Salarius (which we refer to as the “Lock-Up Agreements”).

Among other things, the Lock-Up Agreements provide that, through and including 90 days after the closing of the Merger, each party thereto shall not, directly or indirectly, without the prior written consent of Salarius (or, after the effective time of the merger, Flex Pharma):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of Flex Pharma’s common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of Flex Pharma’s common stock, in each case, whether now owned or hereinafter acquired, owned directly by such party (including holding as a custodian) or with respect to which such party has beneficial ownership (we refer to these securities as the “Locked-Up Securities”), or publicly disclose an intention to effect any such transaction, except as required by applicable law;

•

effect any short sale or enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any encumbrance or by establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position with respect to) any Locked-Up Securities, or publicly disclose an intention to effect any such transaction, except as required by applicable law; or

•

make any demand for or exercise any right with respect to the registration of any of Flex Pharma’s common stock or any security convertible into or exercisable or exchangeable for Flex Pharma’s common stock.

The foregoing prohibitions are subject to certain exceptions, including, without limitation, (i) transfers of the Locked-Up Securities as bona fide gifts, (ii) transfers or dispositions of the Locked-Up Securities to any trust for the direct or indirect benefit of the relevant holder or the immediate family of the relevant holder, (iii) transfers or dispositions of the Locked-Up Securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the relevant holder, (iv) transfers of the Locked-Up Securities to stockholders, direct or indirect affiliates, current or former partners (general or limited), members or managers of the relevant holder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the relevant holder, (v) transfers that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, (vi) transfers or dispositions not involving a change in beneficial ownership and (vii) if the relevant holder is a trust, transfers or dispositions to any beneficiary of the holder or the estate of any such beneficiary.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, THE REVERSE STOCK SPLIT AND THE WARRANTS

The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the reverse stock split, the distribution of warrants, the merger and of owning and disposing of Flex Pharma common stock received in the merger. This discussion is based upon current provisions of the Code existing and proposed Treasury Regulations promulgated under the Code and judicial authority and administrative interpretations, all as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and are subject to differing interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be sought from the IRS with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders that hold their common units, profits interest common unit and Series A (which we collectively refer to as “Units”) or Flex Pharma common stock, and will hold their Flex Pharma common stock received in the merger, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the tax on net investment income or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders that may be subject to special rules under U.S. federal income tax laws, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt or a governmental organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	a regulated investment company or a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•

a holder of Units or Flex Pharma common stock (as applicable) that received such Units or stock (as applicable) through the exercise of an employee option, pursuant to a retirement plan or otherwise as compensation;

•	a holder of options, or holders of restricted Units or Flex Pharma common stock (as applicable) or bonus Units or stock (as applicable), granted under any benefit plan;

•	a person whose functional currency is not the U.S. dollar;

•	a person subject to Section 451(b) of the Code; or

•	a person who is a former citizen or former long-term resident of the United States.

If a partnership, or any entity (or arrangement) treated as a partnership for U.S. federal income tax purposes, holds Units or Flex Pharma common shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. A partner in a partnership holding Units or Flex Pharma common shares should consult its own tax advisor about the U.S. federal income tax consequences of the reverse stock split, the distribution of Warrants, the merger and of such partnership owning and disposing of common stock received in the merger. In addition, the discussion below assumes that all holders of profits interest common units that were issued as nonvested units within two years of the effective time of the merger made a valid and timely election pursuant to Section 83(b) of the Code with respect to such nonvested units. If you are a holder of profits interest common units that were issued as nonvested units within two years of the effective time of the merger and you did not timely file a valid election under Section 83(b) of the Code with respect to such units, you should consult your own tax advisor.

For purposes of this discussion, “U.S. holder” is a beneficial owner of Units or Flex Pharma common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons that have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT, THE DISTRIBUTION OF RIGHTS AND WARRANTS THE MERGER) OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF FLEX PHARMA COMMON STOCK RECEIVED IN THE MERGER. EACH HOLDER OF UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE REVERSE STOCK SPLIT, THE MERGER (INCLUDING THE DISTRIBUTION OF RIGHTS AND WARRANTS) AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF SHARES RECEIVED IN THE MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. holder of Flex Pharma common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Flex Pharma common stock, as discussed below. A U.S. holder’s aggregate tax basis in the shares of Flex Pharma common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Flex Pharma common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Flex Pharma common stock), and such U.S. holder’s holding period in the shares of Flex Pharma common stock received should include the holding period in the shares of Flex Pharma common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Flex Pharma common stock surrendered to the shares of Flex Pharma common stock received in a recapitalization pursuant to the reverse stock split. U.S. holders of shares of Flex Pharma common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. holder of Flex Pharma common stock that receives cash in lieu of a fractional share of Flex Pharma common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Flex Pharma common stock surrendered that is allocated to such fractional share of Flex Pharma common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Flex Pharma common stock surrendered exceeded one year at the effective time of the reverse stock split.

Distribution of Warrants

At or prior to the merger, Flex Pharma will distribute one right per share of Flex Pharma’s common stock to its stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a Warrant. The distribution of rights and issuance of Warrants to Flex Pharma’s stockholders is intended to constitute a distribution of stock under Section 305(a) of the Code and not subject to the exceptions under Section 305(b) of the Code. Because Flex Pharma common stockholders may not elect to receive any property other than Flex Pharma common stock and the distribution is proportionate to all Flex Pharma common stockholders, Flex Pharma stockholders generally should not recognize gain or loss as a result of the distribution of the Warrants. If the distribution of Warrants were treated as a distribution subject to Section 305(b) of the Code, each Flex Pharma common stockholder would be treated for U.S. federal income tax purposes as receiving a distribution equal to the fair market value of the Warrant (if any). Any distribution would be subject to the kinds of considerations discussed below in “Tax Consequences to U.S. Holders of Owning and Disposing of Shares Received in the Merger—Distribution on Shares.”

Tax Consequences of the Merger to U.S. Holders of Units and Flex Pharma Common Stock

Tax Characterization of the Merger

The receipt of Flex Pharma common stock in exchange for the outstanding Units of Salarius pursuant to the Merger Agreement is generally intended to qualify as an exchange described in Section 351 of the Code for U.S. federal income tax purposes. A U.S. holder generally will not recognize gain or loss on the receipt of Flex Pharma common stock in exchange for Units (although they may recognize gain with respect to any cash received in lieu of fractional shares as discussed below). Accordingly, other than with respect to cash received in lieu of fractional shares, it is intended that:

•	U.S. holders will generally recognize no gain or loss on their receipt of Flex Pharma common stock in exchange for Units;

•

each U.S. holder’s aggregate tax basis in the shares of Flex Pharma common stock received in the merger will generally be the same as their aggregate tax basis in the Units surrendered in exchange therefor, with such aggregate basis allocated pro rata among each share of Flex Pharma common stock received in the merger; and

•

the holding period of common stock received in exchange for Units will generally include the holding period of the Units for which it is exchanged, except to the extent the Flex Pharma common stock is received by such holder in exchange for interests in Section 751 assets of Salarius that are neither capital assets nor Section 1231 assets, in which case the holding period of such stock begins on the day following the date of the merger.

The foregoing discussion assumes that no U.S. holder’s share of Salarius’ nonrecourse liabilities exceeds their adjusted tax basis in their Units. If this assumption is not accurate with respect to any U.S. holder, such U.S. holder is strongly urged to consult its own tax advisor with respect to the U.S. holder’s specific tax consequences of the merger, taking into account its own particular circumstances.

A U.S. holder’s initial tax basis in Units purchased with cash equaled, at the time of such purchase, the amount such holder paid for the Units plus the U.S. holder’s share of Salarius’ nonrecourse liabilities. Over time that basis would have (i) increased by the U.S. holder’s share of Salarius’ income and by any increases in the U.S. holder’s share of Salarius’ nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions from Salarius (other than distributions treated as guaranteed payments), by the U.S. holder’s share of Salarius’

losses, by any decreases in the U.S. holder’s share of Salarius’ nonrecourse liabilities and by the U.S. holder’s share of Salarius’ expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Flex Pharma stockholders will not sell, exchange or dispose of any shares of Flex Pharma common stock as a result of the merger. Thus, there should be no material U.S. federal income tax consequences to Flex Pharma stockholders as a result of the merger.

Cash in Lieu of Fractional Shares

The tax treatment of cash received in lieu of fractional shares by U.S. holders is not entirely certain. Flex Pharma intends to take the position that the receipt of cash in lieu of fractional shares by U.S. holders generally will be treated as money received in the Section 351 exchange and U.S. holders may recognize gain, if any, but not loss as a result thereof. The amount of gain required to be recognized by a holder will be equal to the lesser of (i) the amount of cash received and (ii) the amount of gain realized on the exchange. The amount of gain realized on the exchange, if any, will be the excess of (x) the sum of the fair value of the Flex Pharma common stock received, plus any cash received in lieu of fractional shares, plus such holder’s share of Salarius’ nonrecourse liabilities immediately prior to the merger, over (y) such holder’s adjusted tax basis in the Units exchanged in the merger. Except as noted below, gain recognized by a U.S. holder on the receipt of cash in lieu of fractional shares in the merger will generally be taxable as capital gain. However, a portion of this gain may be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by Salarius. To the extent a U.S. holder of Units receives cash in lieu of fractional shares, such holder’s basis in the Flex Pharma common stock received in the merger will be calculated as described above, but increased by the amount of any gain, if any, recognized in the merger and decreased by the amount of cash received. It is possible, however, that the receipt of cash in lieu of a fractional share may be treated as if the U.S. holder received the fractional share in the merger and then received the cash in a redemption of the fractional share, in which case the U.S. holder should generally recognize gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the U.S. holder’s tax basis allocable to such fractional share.

Capital gain recognized by a U.S. holder will generally be long-term capital gain if the U.S. holder has held its Units for more than one year as of the effective time of the merger. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation.

Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of Salarius’ income may be utilized to offset any gain recognized in the merger and may be deducted in full upon the U.S. holder’s taxable disposition of its common stock received in the merger.

The merger should qualify as an exchange described in Section 351 of the Code, with the resulting consequences described above, if the holders of Units are in “control” (within the meaning of Section 368(c) of the Code) of Flex Pharma immediately after the merger. “Control” for purposes of Section 351 of the Code is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. The holders of Units will receive control of Flex Pharma pursuant to the merger. However, if the parties to the transaction take any steps that would cause such holders to lose “control” of Flex Pharma immediately after the merger within the meaning of Section 368(c) of the Code as interpreted by applicable case law and IRS guidance, the transaction would not satisfy the requirements of Section 351 of the Code, in which case the exchange of Units and for Flex Pharma common stock (and cash in lieu of fractional shares) would be a taxable transaction and any gain or loss realized by a holder would be recognized.

The U.S. federal income tax consequences of the merger to a U.S. holder are complex and will depend on such member’s own personal tax situation. Accordingly, each U.S. holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences of the merger, taking into account its own particular circumstances.

Salarius Items of Income, Gain, Loss and Deduction for the Taxable Period Ending on the Merger.

A U.S. holder of Units will be allocated its share of the Salarius’ items of income, gain, loss and deduction for the taxable period of Salarius’ ending on the date of the merger.

These allocations will be made in accordance with the terms of the Third Amended and Restated Limited Liability Company Agreement. A U.S. holder will be subject to U.S. federal income taxes on any such allocated income and gain even if such U.S. holder does not receive a cash distribution from Salarius. Any such income and gain allocated to a U.S. holder will increase the U.S. holder’s tax basis in the Units held and, therefore, will impact such U.S. holder’s basis in the Flex Pharma common stock received in the merger. Any losses or deductions allocated to a U.S. holder will decrease the U.S. holder’s tax basis in the Units held and, therefore, will impact such U.S. holder’s basis in the Flex Pharma common stock received in the merger.

Tax Consequences to U.S. Holders of Owning and Disposing of Shares Received in the Merger

Distributions on Shares

For U.S. federal income tax purposes, distributions of cash by Flex Pharma to a U.S. holder with respect to shares received in the merger will generally be included in a U.S. holder’s income as ordinary dividend income to the extent of Flex Pharma’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to the U.S. holders by Flex Pharma after the merger may exceed Flex Pharma’s current or accumulated earnings and profits. Distributions of cash in excess of Flex Pharma’s current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s shares and, to the extent the distribution exceeds such U.S. holder’s adjusted tax basis, as capital gain from the sale or exchange of such shares. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. holders, including individuals, may be taxed at the lower applicable long-term capital gains rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

Sale, Exchange, Certain Redemptions or Other Taxable Dispositions of Shares

Upon the sale, exchange, certain redemptions or other taxable dispositions of shares of Flex Pharma common stock received in the merger, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon such taxable disposition of shares and (ii) the U.S. holder’s adjusted tax basis in such shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the shares disposed of is more than one year at the time of such taxable disposition. Long-term capital gains of non-corporate taxpayers are generally taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the merger and in connection with distributions made with respect to, or dispositions of, common stock received in the merger. A U.S. holder may be subject to U.S. backup withholding (currently at 24%) on payments of cash received in lieu of fractional shares made pursuant to the merger or on distributions made with respect to, or on payments made pursuant to dispositions of, Flex Pharma common stock received in the merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Reporting Requirements

Holders of Units that receive Flex Pharma common stock representing at least 5% of the total combined voting power or value of the total outstanding common stock are required to attach to their U.S. federal income tax returns for the year in which the merger is completed, and maintain a permanent record of, a statement containing the information listed in Treasury Regulations Section 1.351-3. The facts to be disclosed by a holder include the aggregate fair market value of, and the holder’s basis in, the Units exchanged in the merger.

FLEX PHARMA BUSINESS

Overview

Flex Pharma is a biotechnology company founded in 2014 that was previously focused on developing innovative and proprietary treatments for muscle cramps, spasms and spasticity associated with severe neurological conditions. In June 2018, Flex Pharma announced that it was ending its ongoing Phase 2 clinical trials of its lead drug product candidate, FLX-787, in patients with motor neuron disease, or MND, primarily with amyotrophic lateral sclerosis, or ALS, and in patients with Charcot-Marie-Tooth disease, or CMT, due to oral tolerability concerns observed in both studies. The wind-down of the activities associated with these studies was completed in the third quarter of 2018.

In 2016, Flex Pharma launched its consumer product, HOTSHOT®, to prevent and treat exercise-associated muscle cramps, (which we refer to as “EAMCs”). Flex Pharma continues to market and sell HOTSHOT to endurance athletes who drink it before, during and after exercise to prevent and treat EAMCs.

Additionally, in June 2018, Flex Pharma initiated a process to explore a range of strategic alternatives for enhancing stockholder value, including the potential sale or merger of Flex Pharma. Wedbush PacGrow was engaged to act as Flex Pharma’s strategic financial advisor at that time. Flex Pharma also announced the restructuring of its organization to reduce its cost structure. In connection with the restructuring plan, Flex Pharma reduced its workforce by approximately 60%, with the reduction completed as of September 30, 2018.

Following an extensive process of evaluating strategic alternatives for Flex Pharma and identifying and reviewing potential candidates for a strategic acquisition or other transaction, on January 3, 2019, Flex Pharma entered into a Merger Agreement with Salarius, under which the privately-held Salarius will merge with a wholly-owned subsidiary of Flex Pharma. If the merger is completed, the business of Salarius will continue as the business of the combined company.

Flex Pharma expects to devote significant time and resources to completion of this merger. However, there can be no assurance that such activities will result in the completion of the merger. Further, the completion of the merger may ultimately not deliver the anticipated benefits or enhance stockholder value.

If the merger is not completed, Flex Pharma will reconsider its strategic alternatives. In this case, Flex Pharma considers one of the following courses of action to be the most likely alternatives:

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Dissolve and liquidate assets. If, for any reason, the merger does not close, Flex Pharma’s board of directors will most likely conclude that it is in the best interest of stockholders to dissolve Flex Pharma and liquidate its assets. In that event, Flex Pharma would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying its obligations and setting aside funds for reserves.

•	Pursue another strategic transaction. Flex Pharma may resume the process of evaluating a potential strategic transaction in order to attempt another strategic transaction like the merger.

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Operate the consumer business. Although less likely than the alternatives above, Flex Pharma’s board of directors may elect to continue to market and sell HOTSHOT and continue to operate its consumer business.

Flex Pharma cannot predict whether or to what extent it might resume previous level of research and development activities, including clinical trials, or what the related future cash needs would be for any such activities.

Historical Business and Programs

Flex Pharma focused its historical efforts on developing innovative and proprietary treatments for muscle cramps, spasms and spasticity associated with severe neurological conditions and exercise-associated muscle cramps.

Muscle cramps and spasms are involuntary, often painful, contractions that can last several minutes and, in many instances, result in prolonged soreness. Muscle cramps and spasms are thought to result from hyperexcitable alpha-motor neurons. Spasticity is characterized by the combination of weakness and velocity-dependent resistance to stretch, in the same muscle. This reflex hyperexcitability may be due to lost inhibition in spinal cord circuits. FLX-787, HOTSHOT and Flex Pharma’s other drug product candidates are based on a mechanism of action Flex Pharma describes as chemical neurostimulation. Flex Pharma believes chemical neurostimulation to be a process in which a molecule, such as FLX-787, acts topically on the surfaces of the mouth, throat, esophagus and stomach to produce a sensory signal by activating nerves in those tissues. That signal is thought to ultimately result in a beneficial effect. Specifically, Flex Pharma’s product candidates activate certain receptors known as transient receptor potential, (which we refer to as “TRP”), ion channels in primary sensory neurons producing a signal believed to inhibit neuronal circuits and thereby reduce hyperexcitability in the neurons that fire muscles. Reduced alpha-motor neuron hyperexcitability in spinal cord circuits is thought to suppress repetitive firing of alpha-motor neurons, thereby preventing or reducing muscle cramps and spasms, and potentially reducing reflex hyperexcitability and therefore spasticity.

At the time Flex Pharma decided to stop its two Phase 2 clinical trials in June 2018, it was developing FLX-787 for severe neurological conditions. Flex Pharma had recently completed a Phase 2 exploratory clinical trial in patients with Multiple Sclerosis, or MS, and was executing two Phase 2 clinical trials, one in MND and one in CMT.

One Phase 2 clinical trial in the United States, referred to as the COMMEND trial, was in patients with MND, primarily with ALS, who suffered from muscle cramps. FLX-787 was being developed for ALS under fast track designation which was granted by the Food and Drug Administration, or FDA, in July 2017. The other Phase 2 clinical trial in the United States, referred to as the COMMIT trial, was in patients with CMT who suffered from muscle cramps. Flex Pharma stopped these studies due to oral tolerability concerns observed in both studies. In the COMMEND study, 31% of patients randomized to receive the oral disintegrating tablet formulation at 30 mg, taken three times a day, discontinued before the end of the 4-week treatment period due to oral adverse events. A similar proportion of subjects in the COMMIT study discontinued due to oral adverse events, after being randomized to the 30 mg dose. No patients randomized to the 0.5 mg low-dose control discontinued due to oral adverse events in either study. The wind-down of the activities associated with these studies was completed in the third quarter of 2018.

In addition to developing FLX-787, Flex Pharma also developed and launched its HOTSHOT consumer beverage. HOTSHOT is Flex Pharma’s consumer beverage containing a proprietary formulation of TRP activators. The majority of HOTSHOT sales are generated through a branded website and third-party websites. Flex Pharma also sells HOTSHOT to select specialty retailers in a limited number of geographic areas with strong endurance sports markets and directly to athletic teams at the amateur and professional levels.

In January 22, 2018, Flex Pharma disclosed that it engaged an investment banking firm to assist with the consideration of strategic alternatives for its consumer business segment. In connection with the restructuring plan announced in June 2018, Flex Pharma elected to reduce the expenses associated with its consumer business segment while it assessed strategic alternatives for Flex Pharma and this segment.

Scientific Approach

Research has shown that muscle cramping is caused by the uncontrolled and repetitive firing of alpha-motor neurons that control muscle contraction, which results in maintained contraction of the muscle. Flex Pharma believes that by inhibiting this firing of the alpha-motor neurons that control muscle contraction, muscle cramping can be reduced or prevented.

Motor neurons respond to inputs from complex circuits in the spinal cord that both reduce neuronal and muscle activity, known as “inhibitory” input, and increase neuronal and muscle activity, known as “excitatory” input. Flex Pharma’s approach exploits a general principle of neural circuits: that strong excitatory input from one source in the body enhances overall inhibitory tone in the spinal cord and thereby reduces neuronal response to other excitatory input.

The activation of a particular set of ion channels, and the resulting effect on the inhibitory/excitatory balance in the system, forms the basis of Flex Pharma’s scientific approach. Flex Pharma’s scientific co-founder, Roderick MacKinnon, M.D., is a world leader in this field. Dr. MacKinnon was awarded the Nobel Prize in 2003 for his work determining the structure and function of potassium channels, and in particular showing the mechanism by which channels select for particular ions (Doyle, et al., The Structure of the Potassium Channel: Molecular Basis of K+ Conduction and Selectivity, April 1998, Science). The TRP vanilloid-1, or TRPV1, receptor is important to diverse physiological functions. The TRPV1 ion channel acts as a sensor that reacts to multiple sensory inputs including: heat, low pH and a variety of pungent chemical agents. The TRP subfamily A, member 1, or TRPA1, ion channel is a channel in the cell membrane that can be activated by a wide variety of stimuli, including cold temperature and pungent chemical agents. TRPA1 and TRPV1 ion channels are expressed in primary sensory neurons and carry signals directly to the spinal cord.

Flex Pharma refers to the mechanism of action of its product candidates as chemical neurostimulation. Flex Pharma believes chemical neurostimulation to be a process in which a molecule, such as FLX-787, acts topically on the surfaces of the mouth, throat, esophagus and stomach to produce a sensory signal by activating nerves in those tissues. That signal is thought to ultimately result in a beneficial effect, through the activation of TRPV1 and TRPA1 ion channels. These sensory neurons project to the spinal cord, and Flex Pharma believes that their activation enhances the overall inhibitory tone in spinal cord circuits, which reduces repetitive firing of the alpha-motor neurons and thereby prevents or reduces the frequency and intensity of muscle cramps and spasms, and potentially reduces reflex hyperexcitability and therefore spasticity. Muscle cramps and spasms are thought to result from hyperexcitable alpha-motor neurons, and spasticity is thought to result from reflex hyperexcitability.

Flex Pharma believes the biologically active components of HOTSHOT, and FLX-787 activate specific TRP ion channel receptors found on the surface of the mouth, throat, esophagus and stomach, triggering signals in sensory neurons that are relayed to the spinal cord. This sensory signaling, once processed, is thought to increase inhibition in spinal cord circuits, reducing alpha-motor neuron hyperexcitability, preventing muscle cramps and spasms, and potentially reducing reflex hyperexcitability and therefore spasticity.

FLX-787

FLX-787 is a single molecule, chemically synthesized, dual TRP V1/A1 ion channel activator. Flex Pharma originally tested FLX-787 using its electrically-induced human cramp model and later tested FLX-787 in nocturnal leg cramps. Following the testing of FLX-787 in nocturnal leg cramps, Flex Pharma decided to focus its FLX-787 development efforts on muscle cramps, spasms and spasticity related to severe neurological conditions, including MS, ALS and CMT.

Clinical Trials of FLX-787 in Patients with Severe Neurological Conditions

The FDA has never approved a drug to treat cramping in a neurological condition and Flex Pharma’s past trials were designed to evaluate a number of different endpoints. Flex Pharma conducted exploratory Phase 2 clinical trials in Australia in MS and ALS that were designed as trials to determine the effect of FLX-787 across a broad range of potential endpoints with no pre-specified primary endpoint. Prior to their stoppage, Flex Pharma’s Phase 2 clinical trials in the United States in patients with MND and CMT were designed to measure changes in cramp frequency as the primary endpoint along with several secondary endpoints. Change in cramp frequency was chosen as the primary endpoint based, in part, upon feedback Flex Pharma received from the FDA for a proposed trial in patients with nocturnal leg cramps.

Multiple Sclerosis

Background. MS is an autoimmune disease in which inflammatory processes cause worsening demyelination and cell degeneration over years, resulting in a variety of neurological deficits such as loss of muscle control, sensation and vision. Spasticity is common in MS and is characterized by the combination of weakness and velocity-dependent resistance to stretch, in the same muscle. This reflex hyperexcitability may be due to lost inhibition in the spinal cord circuits, as descending pathways demyelinate. The need to treat spasticity increases as the disease progresses and goes hand in hand with worsening muscle weakness, leading to complications such as contractures, bed sores and severe pain. According to the National Institute of Neurological Disorders and Stroke, between 250,000 and 350,000 people in the United States suffer from MS and approximately 84% of patients with MS experience spasticity. Flex Pharma believes that a significant number of MS patients also experience muscle cramps and/or spasms.

MS Clinical Trial. In March 2018, Flex Pharma announced topline data from its exploratory Phase 2 clinical trial of FLEX-787 in MS patients with frequent muscle cramps/spasms and spasticity. FLX-787 at a dose of 19 mg, taken orally twice daily, in a liquid formulation, was evaluated in randomized, double-blinded, placebo-controlled, cross over trial in 57 MS patients. In the evaluation of FLX-787 for its impact on MS patients’ cramps/spasms and spasticity, pre-specified analyses of the parallel portion of the study showed a statistically significant 27.3% reduction in the frequency of cramps/spasms compared to with control (p=0.001); a 1.4 day increase in cramp/spasm-free days per 14 day period compared with control (p=0.046); clinician rated improvement in spasticity with FLX-787 treatment significantly better than control (p=0.010); and treating physicians reported that 7 of 28 (25%) patients on FLX-787 had “Much Improved” or “Very Much Improved” spasticity versus 0 of 26 (0%) on control based on the Clinical Global Impression of Change in Spasticity.

In addition, in the evaluation of FLX-787 from data that included both cross-over periods in the intent-to-treat population, the pre-specified analysis of Clinical Global Impression of Change in the patient’s spasticity showed statistically significant greater improvement with FLX-787 relative to control (p=0.043), while no statistically significant improvement was seen in cramp/spasm frequency, NRS or clinical spasticity scales.

Motor Neuron Disease and ALS

Background. Motor neuron disease is a progressive disease that leads to motor neuron degeneration, dysfunction and eventual neuronal death in the brain and spinal cord. Motor neuron disease includes diseases such as ALS, PLS, and progressive muscular atrophy and related disorders that affect the upper and lower motor neurons. Motor neuron degeneration leads to progressive loss of voluntary motor control and is often associated with muscle cramps, spasms and spasticity resulting in increased pain, reduced function and decreased quality of life. ALS is a neurological disease that affects approximately 20,000 people in the United States and causes muscle weakness and impacts physical function. ALS often begins with muscle twitching and weakness in an arm or leg, or sometimes with slurring of speech. Eventually, ALS can affect the ability to control the muscles needed to move, speak, eat and breathe. ALS patients commonly experience fasciculations, which are persistent muscle twitches that can interfere with sleep, and many patients with ALS experience painful muscle cramps.

Motor Neuron Disease and ALS Clinical Trials. In August 2017, Flex Pharma announced the initiation of the COMMEND trial, a Phase 2 clinical trial in the United States. The COMMEND trial was designed to evaluate FLX-787 in patients with MND, focused on ALS, who suffer from cramps. This randomized, controlled, double-blinded, parallel design trial included a 28-day run-in period to establish a baseline in cramp frequency. Patients were then randomized to treatment with 30 mg of FLX-787, formulated as an ODT, administered three times a day, or to a control, for 28 days. Flex Pharma stopped this trial in June 2018 due to oral tolerability issues observed in this study and the COMMIT trial.

Charcot-Marie-Tooth

Background. CMT is the most common form of inherited neuromuscular disease, affecting an estimated 150,000 people in the United States. It occurs in populations worldwide with a prevalence of about 1 in 2,500 individuals. The primary clinical features of this disease are slowly progressive distal weakness, muscle atrophy affecting the feet and legs and sensory loss. The presence of muscle cramps in hands, fingers and other muscles commonly experienced by CMT patients is a result of peripheral degeneration which disturbs sensory motor integration in the spinal cord which can lead to hyperexcitability and muscles cramps. Patients with CMT usually do not suffer from spasticity or other central nervous system symptoms, as the underlying pathology affects the peripheral nerve. A large majority of CMT patients experience muscle cramps frequently, in many muscles, which can interfere with motor performance, exercise, activities of daily living, sleep and quality of life.

CMT Clinical Trial. In October 2017, Flex Pharma announced the initiation of the COMMIT trial, a Phase 2 clinical trial in the United States in patients that suffer from cramps associated with CMT. The COMMIT trial was a randomized, controlled, double-blinded, parallel design trial included a run-in period to establish a baseline in cramp frequency. Patients then were randomized to 30 mg of FLX-787, formulated as an ODT, administered three times a day or to a control, for 28 days. Flex Pharma stopped this trial in June 2018 due to oral tolerability issues observed in this study and the COMMEND trial.

HOTSHOT

In June 2016, Flex Pharma launched its consumer product, HOTSHOT, which is currently its only source of revenue. HOTSHOT’s efficacy is based on the same potential mechanism of action of chemical neurostimulation as Flex Pharma’s drug product candidates but is formulated as a consumer beverage with a lower amount of TRP activators. Flex Pharma has primarily marketed HOTSHOT to endurance athletes who drink it before, during and after exercise to prevent and treat EAMCs.

Concurrent with Flex Pharma’s efforts to grow HOTSHOT, on January 22, 2018, Flex Pharma disclosed that it hired an investment banking firm to help explore strategic alternatives for its consumer business segment. In connection with the restructuring plan announced in June 2018, Flex Pharma elected to reduce the expenses associated with its consumer business segment while it assessed strategic alternatives for Flex Pharma and this segment.

Exercise-Associated Muscle Cramps (EAMC)

Background. EAMCs are painful, involuntary contractions of a skeletal muscle that occur during or following exercise in individuals and result in acute pain, stiffness, bulging or knotting of the muscle and soreness that can last for several days. EAMCs can be experienced by individuals participating in any sport, but EAMCs are particularly prevalent in athletes engaged in high-intensity endurance activities, such as triathlons, marathons and cycling events.

Limitations of Current Products. There are a number of well-known sports drinks and other consumer products that are intended to treat electrolyte abnormalities and dehydration. However, Flex Pharma does not believe clinical studies have proven that these factors, in isolation, cause EAMCs. Scientists recently began hypothesizing that altered neuromuscular control, as a result of muscle fatigue, causes EAMCs. While there are other companies that market their muscle cramping products to endurance athletes participating in high-intensity sports, Flex Pharma believes HOTSHOT is the only product that has been shown to be scientifically effective in treating muscle cramps.

HOTSHOT for the Prevention and Treatment of Exercise-Associated Muscle Cramps

HOTSHOT is a beverage that athletes take before, during and after exercise to prevent and treat muscle cramps. It is based on our founders’ original extract formulation of TRP activators. Flex Pharma tested several different formulations of the active ingredients from this extract formulation to refine the taste while ensuring continued efficacy in treating and preventing muscle cramps. Flex Pharma also added emulsifiers and flavoring agents, to develop a more appealing consumer product. HOTSHOT includes organic ingredients and is priced at a premium to many existing sports beverages.

HOTSHOT for Relief from Muscle Soreness and Muscle Pain

In addition to helping to prevent and treat muscle cramps, HOTSHOT has also shown potential benefits for relief from muscle soreness and muscle pain.

Post exercise muscle soreness or muscle pain, sometimes referred to as delayed onset muscle soreness, is believed to be a result of microscopic damage to muscle fibers involved with exercise and the resulting inflammation and swelling. Potential remedies to reduce muscle soreness and muscle pain vary from stretching the sore muscles, to ice pack application, massage, acupressure and oral pain relief agents.

In 2017, Flex Pharma completed an in-home use study in which the vast majority of endurance and non-endurance athletes surveyed reported that HOTSHOT reduced muscle soreness and muscle pain when used before or after a workout.

HOTSHOT Brand Strategy

HOTSHOT has historically been marketed primarily to endurance athletes that participate in high endurance sports, such as triathlons, marathons and cycling events and suffer from muscle cramps. In early 2018, Flex Pharma began expanding its sales and marketing efforts to also promote HOTSHOT’s ability to provide relief from muscle pain and muscle soreness in endurance and non-endurance athletes. However, in connection with the restructuring activities in June 2018, Flex Pharma reduced its expenses associated with the consumer business segment which has limited marketing and promotion of HOTSHOT’s benefits.

Flex Pharma historically increased awareness and demand for HOTSHOT through the use of targeted digital, print and social media campaigns, sales and marketing campaigns focused on key geographic areas, including product sampling, and public relations activities. To explain the science behind HOTSHOT, Flex Pharma highlights the importance of an athlete’s nerves and muscles working together to prevent and treat muscle cramps. Flex Pharma’s current efforts to promote HOTSHOT are primarily focused on email campaigns, social media promotion and product sampling.

HOTSHOT Distribution

Flex Pharma uses e-commerce strategies to sell online through its direct-to-consumer website and through third-party websites, including a retailer that offers international shipping. The majority of Flex Pharma’s sales and marketing efforts have been focused on a limited number of geographic areas with strong endurance sports markets, including Los Angeles, San Francisco, Boulder, Boston, Chicago and New York. In each of these locations, Flex Pharma built brand awareness by attending endurance sports events and distributing HOTSHOT to leading specialty retailers, such as cycling, running and triathlon stores.

Intellectual Property

The goal of Flex Pharma’s intellectual property efforts is to obtain, maintain and enforce patent protection for its products, formulations, processes, methods and other proprietary technologies, preserve its trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries.

Patents and Patent Applications

Flex Pharma’s intellectual property approach has been to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for its drug product candidates and consumer products, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford Flex Pharma with complete protection against competitors who seek to circumvent its patents. For more information regarding risks related to patents and other intellectual property, see “Risk Factors—Intellectual Priority Risks Related to Flex Pharma’s Business.”

Flex Pharma owns a first family of applications, including an issued U.S. utility patent application and one granted European patent directed to compositions and methods of using those compositions for preventing, treating or ameliorating muscle cramping. The issued U.S. patent is scheduled to expire in July 2031 and the granted patent in Europe will have a statutory expiration in July 2031.

Flex Pharma also owns additional patent applications directed at various aspects of its prior work including influencing neuromuscular activity by stimulating a TRP channel in the nerve ending of a sensory neuron. In connection with the restructuring actions taken in June 2018, Flex Pharma decided to no longer support these applications.

Flex Pharma also owns one design patent application directed to one of its HOTSHOT bottles. The international design patent application was granted in September 2016. The current status of the designations are Australia (granted), Canada (pending), Europe (pending), South Africa (granted), and the United States (granted). The statutory expiration of the design patents will vary based on jurisdiction. The United States design patent will expire in October 2033, subject to the payment of maintenance fees.

While Flex Pharma seeks broad coverage for our patents, there is always a risk that an alteration to the composition of matter or formulation of our consumer products may provide sufficient basis for a competitor to avoid infringement claims by Flex Pharma.

Trade Secrets, Trademarks and Proprietary Information

Flex Pharma’s drug product candidates and consumer product have gone through numerous iterations to optimize their effectiveness, thereby creating trade secrets and proprietary know-how. In particular, the formulation of Flex Pharma’s consumer product is treated as a trade secret. Flex Pharma seeks to protect its proprietary information, including its trade secrets and proprietary know-how, by requiring employees to execute Proprietary Information, Inventions, Non-Solicitation, and Non-Competition Agreements upon the commencement of their employment. Consultants and other advisors are required to sign consulting agreements. These agreements generally provide that all confidential information developed or made known during the course of the relationship with Flex Pharma be kept confidential and not be disclosed to third-parties except in specific circumstances. In the case of Flex Pharma employees, the agreements also typically provide that all inventions resulting from work performed for Flex Pharma, and utilizing our property or relating to our business and conceived or completed during their employment with Flex Pharma, shall be its exclusive property to the extent permitted by law. Further, Flex Pharma requires confidentiality agreements from entities that receive our confidential data or materials.

Flex Pharma has received trademark protection from the U.S. Patent and Trademark Office, or the USPTO, and several foreign bodies for certain of its marks and will continue to apply for trademark protection with the USPTO and applicable foreign bodies for its brand. Issuance of a federally registered trademark creates a rebuttable presumption of ownership of the mark, but may be subject to challenge by others claiming first use in the mark in some or all of the areas in which it is used. Federally registered trademarks have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third-parties to seek cancellation of the trademarks if they claim priority or confusion of usage. Flex Pharma believes that trademarks are an important element of its ability to successfully market its consumer products.

Flex Pharma’s wholly owned subsidiary that holds its consumer business, Flex Innovation Group LLC, or Flex Innovation, owns all U.S. trademark applications and registrations for marks used (or intended to be used) by Flex Pharma, including the HOTSHOT trademark. Outside the U.S., ownership of the HOTSHOT trademark is split between Flex Innovation and Flex Pharma. Flex Innovation owns an Internal Registration for the HOTSHOT trademark and applications or registrations for the HOTSHOT trademark in Australia, China, the European Union, Iran, Israel, Japan, Mexico, New Zealand, Norway, the Russian Federation, Singapore, South Korea, Switzerland, Ukraine, and Vietnam. Flex Pharma owns applications or registrations for the HOTSHOT trademark in Argentina, Brazil, Canada, Malaysia, Peru, Qatar, South Africa, Thailand, and the United Arab Emirates.

Royalty Agreement

In connection with the transfer of certain intellectual property to Flex Pharma by certain of its founders, or collectively the Founders, on March 20, 2014, Flex Pharma entered into a royalty agreement with the Founders. Pursuant to the royalty agreement, Flex Pharma is obligated to pay the Founders a royalty of 2%, in the aggregate, of gross sales of any product sold by Flex Pharma or by any of Flex Pharma’s licensees for use in the treatment of any neuromuscular disorders, and that uses, incorporates or embodies, or made using any of Flex Pharma’s intellectual property, including any know-how. The royalty agreement grants the Founders certain audit rights and requires any license or sublicense granted by Flex Pharma be consistent with the terms and conditions of the royalty agreement. Each Founder may assign his rights and obligations under the royalty agreement to a third party upon prior written notice to Flex Pharma and Flex Pharma may not assign its rights and obligations thereunder except in the event of a change in control relating to Flex Pharma. The term of the royalty agreement is perpetual.

In January 2019, the Founders entered into a royalty agreement with Flex Innovation, which replaces the royalty agreement with Flex Pharma described above related to the sale of over the counter, non-prescription and/or nutritional supplement products. Under the terms of the agreement, Flex Innovation is now the party obligated to pay the Founder’s a royalty on all over the counter, non-prescription and/or nutritional supplement products sold by Flex Innovation that are marketed to stop, prevent, relieve or otherwise treat muscle cramps, muscle soreness, or aid in muscle recovery. The product must also include at least one ion channel activator, as defined in the agreement. The royalty is payable on sales, as defined, over twenty years with a 2% royalty for the first ten years and a 1% royalty for the next ten years.

Manufacturing

Flex Pharma does not currently have its own manufacturing facilities and it does not intend to establish its own manufacturing facilities. Flex Pharma relies on a network of third-party manufacturers to supply materials and produce HOTSHOT. Several contract suppliers provide Flex Pharma with raw materials and its co-packer converts these raw materials into finished goods available for sale. Flex Pharma currently relies, and expects to continue to rely, on a sole source third-party co-packer to produce, bottle and package HOTSHOT and have entered into a production agreement with this co-packer. Flex Pharma relies on a third party as the sole source for certain of the raw materials in HOTSHOT and have entered into a supply agreement with this supplier. There can be no assurance that Flex Pharma’s sole source third-party manufacturer and suppliers will meet Flex Pharma’s commercial demands in a timely manner or that it will be to identify and establish relationships with qualified additional or back-up suppliers and manufacturers.

Sales and Marketing

HOTSHOT

Flex Pharma launched HOTSHOT in June 2016 and its marketing efforts have focused on building brand awareness and usage of HOTSHOT. To drive product trial, Flex Pharma has used a variety of sales and marketing strategies, including sponsorships of endurance events, endorsements from endurance athletes, public relations campaigns, print and digital media campaigns, social media advertisements, product sampling and promotional activities at events such as marathons, triathlons, cycling events and obstacle course races. Flex Pharma’s current efforts to promote HOTSHOT are primarily focused on email campaigns, social media promotion and product sampling.

Flex Pharma uses e-commerce strategies to sell online through its direct-to-consumer website and through third-party websites, including a retailer that offers international shipping. Flex Pharma has targeted select geographic areas with strong endurance sports markets, including Los Angeles, San Francisco, Boulder, Boston, Chicago and New York. Flex Pharma focused its sales efforts on these locations to accelerate distribution of Flex Pharma’s product initially through specialty retailers, such as cycling, running and triathlon stores.

Competition

HOTSHOT competes against traditional beverage companies, sports beverage companies and companies developing dietary supplements. Flex Pharma believes the principal elements of competition in the consumer product industry are price, taste, selection, brand recognition, brand loyalty, distribution channel offerings, the effectiveness of the product and discretionary income available to consumers.

Government Regulation

Government authorities in the United States at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products. Any drug candidate developed must be approved by the FDA before they may be legally marketed in the United States and by the corresponding foreign regulatory agencies before they may be legally marketed in foreign countries. Conventional foods, while generally not subject to premarket review, still must comply with numerous manufacturing, labeling and other regulations.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Flex Pharma. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, (which we refer to as “GLP”), or other applicable regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	approval by an IRB at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials according to the FDA’s laws and regulations pertaining to the conduct of human clinical studies, collectively referred to as Good Clinical

Practices, (which we refer to as “GCP”), and according to the International Council for Harmonization, or ICH, GCP guidelines, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA for a proposed new drug;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s requirements for cGMP to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the non-clinical and clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the non-clinical testing stage, also referred to as pre-clinical testing. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the pre-clinical tests must comply with federal regulations and requirements including GLP. The IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, among other things, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, Flex Pharma cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the drug candidate to healthy subjects or patients with the target disease under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with the FDA’s regulations which reflect the ICH GCP requirements. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until it is completed.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted only in patients having the specific disease.

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Phase 2. The drug is evaluated in a limited patient population to identify possible adverse events and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule for patients having the specific disease.

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Phase 3. The drug is administered to an expanded patient population in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Generally, at least two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. In some cases, the FDA has approved a drug based on the results of a single adequate and well-controlled Phase 3 study of excellent design and which provided highly reliable and statistically strong evidence of important clinical benefit, such as an effect on survival, and a confirmatory study would have been difficult to conduct on ethical grounds.

Post-approval studies, also referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.

Progress reports detailing the status of drug development and results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects or patients. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to study subjects.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review and Approval Processes

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational drug product information is submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The application includes all relevant data available from pertinent pre-clinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has 12 months after submission of an NDA in which to complete its initial review of a standard new molecular entity NDA and respond to the applicant, and eight months for a priority review NDA. The FDA does not always meet its PDUFA goal dates for review of standard and priority review NDAs. The review process and the PDUFA goal date may be extended by additional three-month review periods whenever the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission at any time during the review cycle.

The FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the drug approval process, the FDA also will determine whether a REMS is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without a REMS, if required.

Before approving an NDA, the FDA will inspect the facilities at which the product is to be manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with FDA regulations regarding conduct of clinical trials for the product’s trials. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information.

The NDA review and approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Flex Pharma interprets the same data, which could delay, limit or prevent regulatory approval. The FDA will issue a “complete response” letter if the agency decides not to approve the NDA. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post approval studies, referred to as Phase 4 testing, which involves clinical trials designed to further assess a product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Post-Approval Requirements

Any drug products for which Flex Pharma receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among other things, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in-patient populations that are not described in the drug’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

Flex Pharma relies, and expects to continue to rely, on third parties for the production of clinical and future commercial quantities of its products. Manufacturers of its products are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a consent decree of permanent injunction, which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Conventional Food Regulation

HOTSHOT is regulated as a conventional food. Food products are subject to extensive regulation in the United States and abroad with respect to their safety, manufacturing, packaging, labeling, advertising and distribution. The manufacture, packaging, labeling, holding, sale, and distribution of foods are also subject to extensive local, state, and foreign government regulation. The Bureau of Customs and Border Patrol, (which we refer to as “CBP”), a division of the Department of Homeland Security, also regulates shipments containing conventional foods and engages in enforcement activity in concert with the FDA to block the import or export of articles deemed adulterated or otherwise unlawful for sale in the United States (imports) or in the non-U.S. country to which articles are addressed. Import holds on articles or demands for recall can interfere with the timely delivery of products to market and can result in regulatory fines and penalties.

The FDCA requires that substances added to food must either be approved food additives or must be generally recognized as safe, (which we refer to as “GRAS”), for their intended use. GRAS status can be documented through several means: an applicable FDA regulation, a notification that is submitted to FDA and to which the agency responds that it has no questions, or through a “self-determination” based on the views of scientific experts that is not submitted to the agency. For ingredients that are the subject of a GRAS “self-determination,” either by Flex Pharma or by its suppliers, there can be no assurance that FDA will agree with the GRAS assessment. Moreover, the agency can and has revised the status of GRAS ingredients, as it did in June 2015 when FDA revoked the GRAS status of partially hydrogenated oils.

The FDA, a state Attorney General, or others could object to the positioning of Flex Pharma’s consumer product as a conventional food rather than a dietary supplement. The FDA issued a guidance document in 2014 objecting to the marketing of dietary supplements in the form of conventional beverages. The guidance explains that FDA will consider such factors as the labeling and advertising, product name, product packaging, serving size and recommended daily intake, recommendations and directions for use, marketing practices, and composition when determining whether a product is lawfully marketed as a conventional food. Flex Pharma believes it has designed each of these elements in a way that is appropriate for a conventional food but cannot rule out the possibility that the FDA or another party could take the position that the product must be regulated as a dietary supplement, requiring changes to the label and potentially to the formulation.

The FDA generally prohibits labeling a food with any “health claim” (i.e., any statement associating a nutrient with risk-reduction, but not treatment, of a disease or health-related condition), unless the claim is pre-approved by the FDA. The FDA prohibits entirely disease diagnosis, prevention and treatment claims when made for a food. Additionally, nutrient content claims, or claims that implicitly or expressly characterize the levels of a nutrient found in a food, may only be made in accordance with FDA regulations. However, other claims, including so-called “structure/function claims,” are permitted to be included in labeling for foods without FDA pre-approval. Such statements may describe how a food affects the structure, function or general well-being of the body, or the mechanism of action by which a food may affect the structure, function or well-being of the body, but such statements may not state that a food will reduce the risk or incidence of a disease unless such claim has been reviewed and approved by the FDA as a health claim. Structure/function claims used in labeling must be supported by evidence substantiating that the statement is truthful and not misleading. There can be no assurance, however, that the FDA will not determine that a particular structure/function claim that Flex Pharma wants to use is an unacceptable disease claim or an unauthorized nutrient-disease relationship claim otherwise permitted with FDA approval as a “health claim.” Such a determination might prevent the use of such a claim.

The regulation of foods may increase or become more restrictive in the future. There can be no assurance that, if more stringent statutes are enacted for foods, or if more stringent regulations are promulgated, Flex Pharma will be able to comply with such statutes or regulations without incurring substantial expense.

The FDA has broad authority to enforce the provisions of the FDCA concerning all of the products it regulates, including powers to issue a public “warning letter” to a company, to quarantine and prohibit the sale of products deemed adulterated or misbranded, to publicize information about illegal products, to request a voluntary recall of illegal products from the market, to request that the Department of Justice initiate a seizure action, an injunction action or a criminal prosecution in U.S. courts, and to seek disgorgement from a federal court of all proceeds received from the sale of products deemed misbranded or adulterated.

The Federal Trade Commission, (which we refer to as the “FTC”), enforces the Federal Trade Commission Act, (which we refer to as the “FTCA”), and related regulations, which govern the advertising associated with the promotion and sale of dietary supplements to prevent misleading or deceptive claims.

In recent years, the FTC has instituted numerous enforcement actions against food and dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved. The FTC also regulates other aspects of consumer purchases including, but not limited to, promotional offers, telemarketing, continuity plans, and “free” offers.

Flex Pharma is also subject to regulation under various state, local and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements. California has a law called the “Consumers Legal Remedies Act” (Cal. Civ. Code §§ 1750 et seq) that allows private parties to assert a class action claim for false or deceptive advertising. It is typically asserted in combination with claims for false advertising and unfair competition under the California Business and Professions Code. California law firms specializing in these types of consumer class action claims target dietary supplement makers and sellers of products sold in California, claiming injury based on the products’ failure to deliver results as claimed in product labeling and promotion.

The U.S. Postal Inspection Service enforces federal laws governing fraudulent use of the mail. Regulation of certain aspects of the dietary supplement business at the federal level is also governed by the Consumer Product Safety Commission, (which we refer to as “CPSC”), (e.g., concerning the presence of adulterated substances, such as toxic levels of lead or iron, that render products unsafe for consumption and require a CPSC ordered recall), the Department of Agriculture (e.g., for products that are intended for ingestion as dietary supplements for animals) and the Environmental Protection Agency (e.g., in the methods of disposal used for certain dietary ingredients, such as colloidal silver).

Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of Flex Pharma’s products. Flex Pharma expects that compliance with such foreign governmental regulations will generally be the responsibility of its distributors in those countries and Flex Pharma expects these distributors will be independent contractors that Flex Pharma does not control.

In addition, from time to time in the future, Flex Pharma may become subject to additional laws or regulations administered by the FDA, the FTC, or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that Flex Pharma generally considers favorable, or to more stringent interpretations of current laws or regulations. Flex Pharma is not able to predict the nature of such future laws, regulations, repeals or interpretations, and Flex Pharma cannot predict what effect additional governmental regulation, if and when it occurs, would have on its business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on Flex Pharma’s business.

Europe

The European Union, (which we refer to as the “EU”), is responsible for the development of legislation governing foods, nutritional supplements, and medicines sold in Europe. Member States of the EU, or Member States, are authorized to develop local legislation governing these products, provided such legislation is not more restrictive than the legislation promulgated by the EU. Member States are responsible for enforcement of the applicable legislation. In 2002, the EU established a process for Member States to bring this regulating legislation in line with a published directive of the EU, which addressed the labeling and marketing of vitamins and minerals, what nutrients are permitted or not permitted and other packaging requirements. In 2004, the EU established standards for the manufacture and marketing of herbal medicines with the Traditional Herbal Medicinal Products Directive. This requires, among other things, manufacturers of herbal medicinal products to comply with Pharmaceutical Group Standards, and only requires proof of safety, not efficacy.

In 2006, the EU adopted its Commission Directive 2006/37/EC, amending its Directive 2002/46/EC. Under the amended directive, only nutrients listed in Annex II, or approved by subsequent order of the EU, may be lawfully sold in Member States. The EU also regulates labels, labeling, and advertising associated with the promotion and sale of dietary supplements in Europe. These regulations may make it unlawful for Flex Pharma to sell certain products in Europe that are lawfully labeled and sold in the United States.

In the United Kingdom, the principal governing legislation is the Food Safety Act of 1990, or FSA (governing safety of food products) and the Medicines Act of 1968 (governing licensing and sale of medicine). Further guidance is provided by numerous Statutory Instruments addressing the formulation, purity, packaging, advertising and labeling of such products. Medicinal products are regulated and enforced by the Medicines and Healthcare Products Regulatory Agency (which we refer to as “MHRA”), an agency of the Department of Health. The MHRA determines if an herbal remedy is medicinal by virtue of its “presentation” or “function”.

Food products are regulated by the Food Standard Agency, (which we refer to as “FSA”), which reports to the Department of Health and to the Department of Environment, Food and Rural Affairs. Vitamin and mineral supplements and soup products with herbal ingredients are generally considered food supplements and are subject to the purview of the FSA.

Additional legislative standards have been adopted in the other EU countries, typically similar in scope to the UK. The regulatory scheme in Canada is similar but not identical to that of the United States concerning medicines and healthcare products or material health products and is regulated by Health Canada.

Pharmaceutical Coverage, Pricing and Reimbursement for Drug Products

Significant uncertainty exists as to the coverage and reimbursement status of any drug candidates for which Flex Pharma may obtain regulatory approval. In the United States and markets in other countries, sales of any drug products for which Flex Pharma may receive regulatory approval for commercial sale will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government payor programs at the federal and state levels, including Medicare and Medicaid, managed care organizations, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. In addition, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Flex Pharma to maintain price levels sufficient to realize an appropriate return on its investment in product development.

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. Flex Pharma expects that the pharmaceutical industry will continue to experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative and regulatory initiatives. Third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Flex Pharma may need to conduct expensive pharmaco economic studies in order to demonstrate the medical necessity and cost-effectiveness of its drug products, in addition to the costs required to obtain the FDA approvals. If these third-party payors do not consider its drug products to be cost-effective compared to other available therapies, they may not cover its products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Flex Pharma to sell its products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as the drug candidates that Flex Pharma is developing and could adversely affect its net revenue and results.

Different pricing and reimbursement schemes exist in other countries. For example, in the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular drug candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of Flex Pharma’s products.

Healthcare Reform

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect Flex Pharma’s future results of operations. In particular, there have been, and continue to be, a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs.

In March 2010, then President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, (which we collectively refer to as the “ACA”), a sweeping law intended to, among other things, broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among other things, the ACA revises the definition of “average manufacturer price” for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices, which could increase the amount of Medicaid drug rebates to states once the provision is effective. Further, the law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. There have been judicial and Congressional challenges to certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, then President Obama signed into law the Budget Control Act of 2011, which, among other things, includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, then President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on Flex Pharma’s customers and accordingly, its financial operations.

Moreover, the recently enacted Drug Supply Chain Security Act, imposes new obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing, which is being phased in over several years. Manufacturers will also be required to verify that purchasers of the manufacturers’ products are appropriately licensed. Further, under this new legislation, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Further, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. Although these and other proposed measure will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, Flex Pharma’s activities are potentially subject to regulation by various federal, state and local authorities. Failure to comply with such regulations could potentially result in substantial penalties to Flex Pharma. Even if Flex Pharma structures its programs with the intent of compliance with such laws, there can be no certainty that Flex Pharma would not need to defend against enforcement or litigation, in light of the fact that there is significant enforcement interest in pharmaceutical companies in the United States, and some of the applicable laws are quite broad in scope.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, including a prescription drug manufacturer (or a party acting on its behalf), from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The reach of the Anti-Kickback Statute was broadened by the ACA, which, among other things, amends the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (discussed below).

The federal false claims laws, including the federal civil False Claims Act, and the federal civil monetary penalties statute prohibit, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the federal civil False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically.

Also, HIPAA, created several additional federal crimes, including healthcare fraud, and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Many states have adopted laws similar to the federal laws mentioned above, and some of these state laws are broader in scope and may apply to referral of patients for healthcare items or services reimbursed by any third-party payor, not only the Medicare and Medicaid programs.

In addition, Flex Pharma may be subject to, or its marketing activities may be limited by, data privacy and security regulation by both the federal government and the states in which Flex Pharma conducts its business. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations established uniform federal standards for certain “covered entities” (certain healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included expansion of HIPAA’s privacy and security standards under HITECH, which became effective on February 17, 2010. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates”—independent contractors or agents of covered entities that create, receive, maintain, or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

Several states have also enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, or register their sales representatives, as well as prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. These laws may affect Flex Pharma’s sales, marketing, and other promotional activities by imposing administrative and compliance burdens on Flex Pharma. If Flex Pharma fails to track and report as required by these laws or otherwise comply with these laws, Flex Pharma could be subject to the penalty provisions of the pertinent state and federal authorities. Additionally, in order to distribute products commercially, Flex Pharma must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain.

Many of Flex Pharma’s current as well as possible future activities are potentially subject to federal and state consumer protection and unfair competition laws. Flex Pharma must also comply with laws that require clinical trial registration and reporting of clinical trial results on the publicly available clinical trial databank maintained by the National Institutes of Health at www.ClinicalTrials.gov. Flex Pharma is subject to various environmental, health and safety regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous substances. From time to time, and in the future, Flex Pharma’s operations may involve the use of hazardous materials.

Because of the breadth of these laws, it is possible that some of Flex Pharma’s business activities could be subject to challenge under one or more of such laws. If Flex Pharma operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to Flex Pharma, Flex Pharma may be subject to penalties, including potentially significant administrative, criminal and civil penalties, damages, fines, individual imprisonment, exclusion from participation in government healthcare programs, additional reporting requirements and oversight if Flex Pharma becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals and the curtailment or restructuring of Flex Pharma’s operations, any of which could adversely affect Flex Pharma’s ability to operate its business and its results of operations.

Reporting Segments

Effective as of the second quarter of 2016 and in connection with the launch of HOTSHOT, Flex Pharma began operating as two reportable segments: Consumer Operations and Drug Development. Flex Pharma operates in only one geographic area, the United States. See Note 15 to the Flex Pharma consolidated audited financial statements included elsewhere in this proxy statement/prospectus/information statement.

Employees

As of January 31, 2018, Flex Pharma had 4 full-time employees. None of its employees are represented by labor unions or covered by collective bargaining agreements. Flex Pharma considers its relationship with its employees to be good.

Corporate and Other Information

Flex Pharma was incorporated in Delaware in February 2014. Its principal executive offices are located at 31 St. James Avenue, 6th Floor, Boston, Massachusetts 02116, and its telephone number is (617) 874-1821. Flex Pharma’s corporate website address is www.flex-pharma.com. Information contained on or accessible through its website is not a part of this proxy statement/prospectus/information statement. Flex Pharma has included Flex Pharma’s website address in this proxy statement/prospectus/information statement solely as an inactive textual reference.

Legal Proceedings

On June 19, 2018, a putative class action lawsuit was filed against Flex Pharma and certain of its executive officers in the United States District Court for the Southern District of New York, captioned Teofilina Rumaldo v. Flex Pharma, Inc., et al., Case No. 1:18-cv-05493. The complaint purported to be brought on behalf of stockholders who purchased Flex Pharma’s common stock between November 6, 2017 and June 12, 2018. The complaint generally alleged that Flex Pharma and certain of its current officers violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or omissions regarding its business, operational and compliance policies. Specifically, the complaint alleged that Flex Pharma overstated the viability and approval prospects for its product candidate FLX-787 for the treatment of MND and CMT and, as a result, its public statements were materially false and misleading at all relevant times. The complaint sought unspecified damages, attorneys’ fees, and other costs. On December 10, 2018, the lawsuit was voluntarily dismissed with prejudice against the Flex Pharma and certain of its current executive officers.

Available Information

You may obtain free copies of Flex Pharma’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after they are electronically filed or furnished to the SEC, on the Investors section of Flex Pharma’s website at www.flex-pharma.com or by contacting Flex Pharma at (617) 874-1821. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of Flex Pharma’s website are not incorporated by reference into this proxy statement/prospectus/information statement and you should not consider information provided on Flex Pharma’s website to be part of this proxy statement/prospectus/information statement.

FLEX PHARMA PROPERTY

Flex Pharma’s corporate headquarters are located at a small leased facility in Boston, MA, which is used for its corporate and sales and marketing functions. The lease expires upon at least a month’s notice. Flex Pharma believes that its existing facility is sufficient for its needs for the foreseeable future.

FLEX PHARMA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section entitled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information and Data—Selected Historical Financial Consolidated Data of Flex Pharma” in this proxy statement/prospectus/information statement and the consolidated financial statements of Flex Pharma and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of the Flex Pharma financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in the Flex Pharma operations, development efforts and business environment, including those set forth in the section entitled “Risk Factors—Risks Related to Flex Pharma” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Flex Pharma as of the date hereof, and Flex Pharma assumes no obligation to update any such forward-looking statement.

Business Overview

Flex Pharma is a biotechnology company that was previously focused on developing innovative and proprietary treatments for muscle cramps, spasms and spasticity associated with severe neurological conditions. In June 2018, Flex Pharma announced that it was ending its ongoing Phase 2 clinical trials of its lead drug product candidate, FLX-787, in patients with MND primarily with ALS, and in patients with CMT, due to oral tolerability concerns observed in both studies. The wind-down of the activities associated with these studies was completed by the third quarter of 2018.

In 2016, Flex Pharma launched its consumer product, HOTSHOT®, to prevent and treat exercise-associated muscle cramps, or EAMCs. Flex Pharma continues to market and sell HOTSHOT to endurance athletes who drink it before, during and after exercise to prevent and treat EAMCs.

Additionally, in June 2018, Flex Pharma initiated a process to explore a range of strategic alternatives for enhancing stockholder value, including the potential sale or merger of Flex Pharma. Wedbush PacGrow was engaged to act as Flex Pharma’s strategic financial advisor at that time. Flex Pharma also announced the restructuring of its organization to reduce its cost structure. In connection with the restructuring plan, Flex Pharma reduced its workforce by approximately 60%, with the reduction complete as of September 30, 2018.

Following an extensive process of evaluating strategic alternatives for Flex Pharma, including identifying and reviewing potential candidates for a strategic acquisition or other transaction, on January 3, 2019, Flex Pharma entered into a Merger Agreement with Salarius Pharmaceuticals, LLC, or Salarius, under which the privately-held Salarius will merge with a wholly-owned subsidiary of Flex Pharma. If the merger is completed, the business of Salarius will continue as the business of the combined company.

Flex Pharma expects to devote significant time and resources to the completion of this merger. However, there can be no assurances that such activities will result in the completion of the merger. Further, the completion of the merger may ultimately not deliver the anticipated benefits or enhance stockholder value.

If the merger is not completed, Flex Pharma will reconsider its strategic alternatives. Flex Pharma considers one of the following courses of action to be the most likely alternatives if the merger is not completed:

•

Dissolve and liquidate its assets. If, for any reason, the merger does not close, Flex Pharma’s board of directors will most likely conclude that it is in the best interest of stockholders to dissolve Flex Pharma and liquidate its assets. In that event, Flex Pharma would be required to pay all its debts and contractual obligations, and to set aside certain reserves for potential future claims. There would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying its obligations and setting aside funds for reserves.

•	Pursue another strategic transaction. Flex Pharma may resume the process of evaluating a potential strategic transaction in order to attempt another strategic transaction like the merger.

•

Operate the consumer business. Although less likely than the alternatives above, Flex Pharma’s board of directors may elect to continue to market and sell HOTSHOT and continue to operate its consumer business.

Flex Pharma cannot predict whether or to what extent it might resume its previous level of research and development activities, including clinical trials, or what the related future cash needs would be for any such activities.

Flex Pharma operates as the following two reportable segments:

•	The Consumer Operations segment, which reflects the total revenue and costs and expense for HOTSHOT and its consumer operations; and

•

The Drug Development segment, which reflects the costs and expenses related to Flex Pharma’s previous efforts to develop innovative and proprietary drug products to treat muscle cramps, spasms and spasticity associated with severe neurological conditions.

Flex Pharma discloses information about its reportable segments based on the way that it organizes segments for making operating decisions and assessing financial performance.

Historical Business and Programs

Flex Pharma focused its historical efforts on developing innovative and proprietary treatments for muscle cramps, spasms and spasticity associated with severe neurological conditions and exercise-associated muscle cramps.

Muscle cramps and spasms are involuntary, often painful, contractions that can last several minutes and, in many instances, result in prolonged soreness. Muscle cramps and spasms are thought to result from hyperexcitable alpha-motor neurons. Spasticity is characterized by the combination of weakness and velocity-dependent resistance to stretch, in the same muscle. This reflex hyperexcitability may be due to lost inhibition in spinal cord circuits. FLX-787, HOTSHOT and Flex Pharma’s other drug product candidates are based on a mechanism of action Flex Pharma describes as chemical neurostimulation. Flex Pharma believes chemical neurostimulation to be a process in which a molecule, such as FLX-787, acts topically on the surfaces of the mouth, throat, esophagus and stomach to produce a sensory signal by activating nerves in those tissues. That signal is thought to ultimately result in a beneficial effect. Specifically, Flex Pharma’s product candidates activate certain receptors known as TRP, ion channels in primary sensory neurons producing a signal believed to inhibit neuronal circuits and thereby reduce hyperexcitability in the neurons that fire muscles. Reduced alpha-motor neuron hyperexcitability in spinal cord circuits is thought to suppress repetitive firing of alpha-motor neurons, thereby preventing or reducing muscle cramps and spasms, and potentially reducing reflex hyperexcitability and therefore spasticity.

At the time Flex Pharma decided to stop its two Phase 2 clinical trials in June 2018, it was developing FLX-787 for severe neurological conditions. Flex Pharma had recently completed a Phase 2 exploratory clinical trial in patients with Multiple Sclerosis, or MS, and was executing two Phase 2 clinical trials, one in MND and one in CMT.

One Phase 2 clinical trial in the United States, (which we refer to as the “COMMEND trial”), was in patients with MND, primarily with ALS, who suffered from muscle cramps. FLX-787 was being developed for ALS under fast track designation which was granted by the Food and Drug Administration, or FDA, in July 2017. The other Phase 2 clinical trial in the United States, (which we refer to as the “COMMIT trial”), was in patients with CMT who suffered from muscle cramps. Flex Pharma stopped these studies due to oral tolerability concerns observed in both studies. In the COMMEND study, 31% of patients randomized to receive the oral disintegrating tablet formulation at 30 mg, taken three times a day, discontinued before the end of the 4-week treatment period due to oral adverse events. A similar proportion of subjects in the COMMIT study discontinued due to oral adverse events, after being randomized to the 30 mg dose. No patients randomized to the 0.5 mg low-dose control discontinued due to oral adverse events in either study. The wind-down of the activities associated with these studies was complete by the third quarter of 2018.

In addition to developing FLX-787, Flex Pharma also developed and launched its HOTSHOT consumer beverage in 2016. HOTSHOT is Flex Pharma’s consumer beverage containing a proprietary formulation of TRP activators. The majority of HOTSHOT sales are generated through a branded website and third-party websites. Flex Pharma also sells HOTSHOT to select specialty retailers in a limited number of geographic areas with strong endurance sports markets and directly to athletic teams at the amateur and professional levels.

In January 22, 2018, Flex Pharma disclosed that it engaged an investment banking firm to assist with the consideration of strategic alternatives for its consumer business segment. In connection with the restructuring plan announced in June 2018, Flex Pharma elected to reduce the expenses associated with its consumer business segment while it assessed strategic alternatives for Flex Pharma and this segment.

Merger Agreement

After conducting a diligent and extensive process of evaluating strategic alternatives for Flex Pharma and identifying and reviewing potential candidates for a strategic acquisition or other transaction, which included the careful evaluation and consideration of proposals from interested parties, and following extensive negotiation with Salarius, on January 3, 2019, Flex Pharma, Falcon Acquisition Sub, LLC, or Merger Sub, a wholly owned subsidiary of Flex Pharma, and Salarius entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Salarius, with Salarius continuing as a wholly owned subsidiary of Flex Pharma and the surviving corporation.

The Merger Agreement (i) values Flex Pharma at $10.5 million, subject to adjustment, on a dollar-for-dollar basis, based on Flex Pharma’s net cash balance at the closing of the merger compared to a target net cash of $3.3 million, and (ii) values Salarius at $36.6 million, subject to adjustment, on a dollar-for-dollar basis, based on the sale of Series A Units pursuant to subscription agreements that Salarius entered into prior to the Merger Agreement compared to the target sale of $7.0 million of Series A Units.

At the closing of the merger, each outstanding common unit, profits interest common unit and Series A Unit of Salarius will convert into the right to receive shares of Flex Pharma’s common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to an anticipated reverse stock split of Flex Pharma’s common stock, as described below) at the conversion ratio formulae described in the Merger Agreement. Under those formulae, immediately following the effective time of the merger, Flex Pharma’s current stockholders will own approximately 19.9% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush) and Salarius’ current members will own approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options, the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders and the possible issuance of a warrant to Wedbush). For purposes of calculating the conversion ratios, the number of outstanding shares of Flex Pharma’s common stock immediately before the merger takes into account the dilutive effect of approximately

849,610 shares of Flex Pharma’s common stock underlying options outstanding as of January 3, 2019 that have an exercise price less than or equal to $1.35 per share of Flex Pharma’s common stock. Approximately 1,447,426 shares of Flex Pharma’s common stock underlie options outstanding as of January 3, 2019 that have an exercise price greater than $1.35 per share of Flex Pharma’s common stock.

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a warrant to purchase shares of Flex Pharma’s common stock (which we refer to as a “Warrant”) six months and one day following the closing date of the merger.

The Warrants will contain customary terms and conditions, provided that the Warrants:

•

will have an exercise price per share of Flex Pharma’s common stock equal to the fair market value of a share of Flex Pharma’s common stock on the closing date of the merger (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Flex Pharma’s common stock);

•	will be immediately exercisable upon receipt, which receipt will be six months and one day following the closing date of the merger;

•	will be exercisable for five years after receipt;

•	will be subject to a cashless exercise, at the option of Flex Pharma, under certain circumstances; and

•

will be exercisable, in the aggregate, with respect to that number of share of Flex Pharma’s common stock equal to the Warrant Aggregate Value (as defined in the Merger Agreement) divided by the value (determined using the Black-Scholes-Merton option pricing formula) of a warrant to purchase a share of Flex Pharma’s common stock on the closing date of the merger.

The Warrant Aggregate Value generally represents the difference between (i) Flex Pharma’s value and (ii) the value of Flex Pharma’s common stock that Flex Pharma’s current stockholders will have in the combined company. Accordingly, the Warrant Aggregate Value will be based in part on Flex Pharma’s net cash balance at the time of closing of the merger and adjusted for the amount of additional financing consummated by Salarius at or before the closing of the merger, as further described in the Merger Agreement.

Concurrent with the execution of the Merger Agreement, certain officers, directors and stockholders of Flex Pharma holding approximately 0.5% of the outstanding Flex Pharma Common Stock and certain officers, directors and members of Salarius holding approximately 35% of the Salarius membership units have entered into lock-up agreements pursuant to which they accepted certain restrictions on transfers of shares of Flex Pharma common stock for the 180-day period following the Closing.

The Merger Agreement contains certain termination rights for both Flex Pharma and Salarius, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $0.35 million, or in some circumstances Flex Pharma maybe required to reimburse Salarius’ expenses up to a maximum of $0.2 million. In addition, in certain specified circumstances, Salarius may be required to pay Flex Pharma a termination fee of $1.0 million.

At the Effective Time of the merger, the Flex Pharma board of directors is expected to consist of seven members, six of whom will initially be designated by Salarius and one of whom will initially be designated by Flex Pharma.

Components of Operating Results

Revenue

Flex Pharma adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606, on January 1, 2018 using the modified retrospective method. The primary impact of the adoption of ASC 606 related to the timing of revenue recognized for e-commerce sales, due to e-commerce refund rights. Under ASC 606, Flex Pharma recognizes revenue when control of the promised good is transferred to the customer, and it reflects the consideration to which Flex Pharma expects to be entitled to receive in exchange for the good. This has resulted in accelerated revenue recognition for e-commerce sales, as under ASC Topic 605, Revenue Recognition, all revenue and related costs were deferred and recognized once the refund period lapsed. Please refer to the financial statements for the nine months ended September 30, 2018, included elsewhere in this proxy statement/prospectus/information statement, for a discussion of the impact of adoption of ASC 606 on Flex Pharma’s condensed consolidated financial statements.

Revenue includes sales of HOTSHOT finished goods to e-commerce customers, specialty retailers and sports teams, including professional and collegiate teams. Revenue also consists of payments made by customers for expedited shipping and handling. Revenue is recognized when control of the promised goods is transferred to the customer. Control of the promised goods is transferred upon delivery to the customer. For sales through June 18, 2018, Flex Pharma offered refunds to e-commerce customers, upon request, within 30 days of delivery. For sales subsequent to June 18, 2018, Flex Pharma now offers refunds to e-commerce customers, upon request, within 14 days of delivery. Flex Pharma does not offer a right of return or refund to specialty retailers or sports teams. Discounts provided to customers are accounted for as a reduction of product revenue. Total revenue is presented net of any taxes collected from customers and remitted to governmental authorities.

When purchasing via Flex Pharma’s branded website, customers may purchase HOTSHOT in packs of 3, 6, 12 or 24 bottles, and are offered a first-time purchase discount for a 3 pack. Prior to 2018, Flex Pharma offered a first-time purchase discount for a 6 pack. Flex Pharma also sells HOTSHOT via third-party e-commerce websites, including a retailer that offers international shipping. Generally, Flex Pharma realizes higher revenue per bottle from its e-commerce sales as opposed to third-party website, sports team and specialty retailer sales. HOTSHOT is generally sold to specialty retailers and sports teams in multi-pack cases.

While Flex Pharma continues to operate its Consumer Operations segment and sells HOTSHOT, future sales of HOTSHOT are expected to vary from quarter to quarter and will be impacted by the number of visitors attracted to Flex Pharma’s branded website and third-party websites, those that purchase, seasonality and the amount of repeat sales that Flex Pharma is able to generate through e-commerce. Future sales will also be impacted by the amount of revenue that Flex Pharma is able to generate through retail channels.

Flex Pharma cannot predict to what extent it will generate revenue in the future. Additionally, Flex Pharma cannot predict to what extent it will resume drug development activities for FLX-787 or other drug product candidates or to what extent it will promote and sell HOTSHOT or other consumer products in the future. Accordingly, future revenue will fluctuate from quarter to quarter.

Cost of Product Revenue

Flex Pharma outsources the manufacture of HOTSHOT to a co-packer. Cost of product revenue includes the cost of raw materials utilized to produce HOTSHOT, co-packing fees, repacking fees, in-bound freight charges and warehouse and transportation charges incurred to bring the finished goods to salable condition. All other costs incurred after this condition is met are considered selling costs and included in selling, general and administrative expenses.

Cost of product revenue includes write-offs of inventory that becomes obsolete, that has a cost basis in excess of its estimated realizable value, or that exceeds projected sales. The amount of inventory write-offs will vary based upon factors such as inventory levels, production levels, projected sales of HOTSHOT and shelf-lives of the inventory components. If Flex Pharma is not successful in generating sufficient levels of revenue from HOTSHOT or if other estimates prove to be inaccurate, inventory write-offs may be required.

Cost of product revenue also includes depreciation expense related to manufacturing equipment purchased to support production, as well as royalty amounts payable to certain of Flex Pharma founders on HOTSHOT sales.

Research and Development Expenses

Flex Pharma’s historical research and development expenses include the costs incurred related to the development and testing of Flex Pharma’s extract formulation and expenses related to the testing and development of its drug product candidates, including FLX-787, and more recently, costs related to ending its Phase 2 clinical studies in MND and CMT. Research and development costs include salaries and other compensation-related costs, such as stock-based compensation for research and development employees and termination benefits, costs of clinical studies of Flex Pharma’s extract formulation and drug product candidates, drug substance production costs, formulation and production costs of clinical supply, including FLX-787, to support clinical studies, costs for consultants who Flex Pharma utilized to supplement its personnel, fees paid to third parties, facilities and overhead expenses, cost of laboratory supplies and other outside expenses.

Research and development activities have been central to Flex Pharma’s business model. Drug product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Flex Pharma expects that its research and development expenses will continue to decrease as a result of ending the Phase 2 clinical trials in MND and CMT, and the related drug development efforts, and the reduction of research and development staff. Flex Pharma cannot predict to what extent it will resume drug development activities for FLX-787 or other drug product candidates.

Research and development historical expenses also include costs incurred by Flex Pharma’s Consumer Operations segment for HOTSHOT, including athlete-based efficacy studies, stability studies and other efforts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries and other compensation-related costs, including stock-based compensation and termination benefits, for personnel in executive, finance and accounting, legal, corporate communications and general administration roles. Other significant costs include professional service fees including legal fees relating to patent and corporate matters and efforts related to the merger, accounting fees, insurance costs, costs for consultants that Flex Pharma utilizes to supplement its personnel, travel costs and facility and office-related costs not included in research and development expenses.

Selling, general and administrative expenses also include costs related to Flex Pharma’s Consumer Operations segment for its consumer brand and HOTSHOT. These costs include personnel costs, costs related to Flex Pharma’s marketing, sales and promotional activities, including print and digital media campaigns, public relations activities, field marketing efforts, market research, other sales and promotional activities and costs related to the distribution of HOTSHOT. These distribution costs include shipping and handling costs incurred once the product is in salable condition.

Flex Pharma’s selling, general and administrative expenses may increase as its incurs costs related to the merger, operates as a public company and continues to sell HOTSHOT.

Interest Income, Net

Interest income, net primarily consists of interest income from Flex Pharma’s cash, cash equivalents and marketable securities, amortization and accretion of investment premiums and realized gains and losses.

Results of Operations

Three Months Ended September 30, 2018 Compared to the Three Months Ended September 30, 2017

The following table sets forth the condensed consolidated results of Flex Pharma’s operations, including information related to its Consumer Operations and Drug Development segments, for the three months ended September 30, 2018 compared to the three months ended September 30, 2017.

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Change
			$	%
Net product revenue	$247,284	$407,241	$(159,957)	(39)%
Other revenue	3,707	6,360	(2,653)	(42)%

Total revenue	250,991	413,601	(162,610)	(39)%
Costs and expenses:
Cost of product revenue	91,937	148,756	(56,819)	(38)%
Research and development	865,765	4,739,360	(3,873,595)	(82)%
Selling, general and administrative	1,959,872	4,934,937	(2,975,065)	(60)%

Total costs and expenses	2,917,574	9,823,053	(6,905,479)	(70)%

Loss from operations	(2,666,583)	(9,409,452)	6,742,869	(72)%
Interest income, net	28,210	77,339	(49,129)	(64)%

Net loss	$(2,638,373)	$(9,332,113)	$6,693,740	(72)%

Total Revenue

Flex Pharma’s Consumer Operations segment generated all of its revenue during the three months ended September 30, 2018, totaling $0.3 million as compared to $0.4 million for the three months ended September 30, 2017, through sales of HOTSHOT and expedited shipping and handling purchases. The decrease in revenue of $0.2 million relates to decreased marketing spend and activity during the three months ended September 30, 2018 compared to the three months ended September 30, 2017, as Flex Pharma reduced its Consumer Operations spending while it assessed strategic alternatives for Flex Pharma and this segment.

Sales via e-commerce represented approximately 84% of total revenue for the three months ended September 30, 2018 compared to 80% for the three months ended September 30, 2017.

During the three months ended September 30, 2018, Flex Pharma sold approximately 53,000 bottles of HOTSHOT at an average total revenue per bottle of $4.74, compared to 94,000 bottles at an average total revenue per bottle of $4.40 during the three months ended September 30, 2017. The increase in average total revenue per bottle is primarily related to specialty retailer promotions during the third quarter of 2017, as well a change to the e-commerce trial pack offer in 2018, resulting in higher revenue per bottle compared to the prior year. The decrease in volume of bottles sold in the comparative periods was primarily due to decreased marketing efforts and resulting demand.

Cost of Product Revenue

All costs of product revenue are recorded by Flex Pharma’s Consumer Operations segment and relate to the production and sale of HOTSHOT. Cost of product revenue was $0.1 million for the three months ended September 30, 2018 and $0.1 million for the three months ended September 30, 2017, and included the cost of HOTSHOT sold, royalty expense, inventory write-offs, and depreciation expense of approximately $35,000 in each period related to manufacturing equipment used to support production. There were no write-offs of inventory during the three months ended September 30, 2018. Write-offs for the three months ended September 30, 2017 totaled approximately $15,000 and related to finished goods not expected to be sold due to expiration during the fourth quarter of 2017.

Research and Development Expenses

Flex Pharma’s Drug Development segment incurred the majority of its research and development expenses, which were $0.9 million for the three months ended September 30, 2018 compared to $4.7 million for the three months ended September 30, 2017. The 82% decrease of $3.9 million was primarily related to:

•

$2.3 million decrease in clinical trial costs, primarily related to the decision to end the Phase 2 clinical trials of FLX-787 in MND and CMT, and other supporting studies in the second quarter of 2018;

•	$0.5 million decrease in manufacturing and formulation of drug product to support clinical studies, the majority of which ceased during the second quarter of 2018;

•	$0.3 million decrease in salary and benefit costs due to decreased headcount from prior year, partially offset by restructuring-related charges incurred in the third quarter of 2018;

•	$0.3 million decrease related to stock-based compensation expense, related to decreased headcount compared to the prior year;

•	$0.3 million decrease in consulting expenses due to the winding down of many of Flex Pharma’s research and development activities due to its ongoing strategic assessment; and

•	$0.2 million decrease in other expenses including employee travel and recruiting costs, related to decreased headcount from the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative includes expenses that are incurred by Flex Pharma’s Consumer Operations segment as well as corporate and unallocated amounts that do not relate to a reportable segment. Selling, general and administrative expenses were $2.0 million for the three months ended September 30, 2018 compared to $4.9 million for the three months ended September 30, 2017. The 60% decrease of $3.0 million was primarily related to:

•	$1.4 million decrease in marketing and consulting costs within the Consumer Operations segment for HOTSHOT due to decreased marketing efforts;

•

$0.8 million decrease related to salaries and benefits as Consumer Operations and corporate headcount decreased from the prior year, partially offset by restructuring-related charges incurred in the third quarter of 2018;

•	$0.4 million decrease in stock-based compensation expense, related primarily to a decrease in headcount compared to the prior year;

•	$0.3 million decrease in consulting due to cash conservation efforts during the Flex Pharma strategic assessment;

•	$0.1 million decrease in employee travel and recruiting costs, related to decreased Consumer Operations and corporate headcount from the prior year;

•	$0.1 million decrease in office and other expenses due to cost saving initiatives;

•	$0.1 million decrease in HOTSHOT product sampling within the Consumer Operations segment due to decreased marketing events; and

•	$0.2 million increase in legal and professional expenses to supplement corporate personnel during the strategic assessment.

Loss from Operations

Flex Pharma’s consolidated loss from operations for the three months ended September 30, 2018 totaled $2.7 million. Of this total, $18.3 thousand of the operating loss was incurred by Flex Pharma’s Consumer

Operations segment, $0.9 million was incurred by its Drug Development segment and the remaining $1.8 million related to corporate and unallocated costs. The operating loss incurred by the Consumer Operations segment was primarily driven by marketing, sales, promotional and distribution costs related to HOTSHOT, and personnel-related expenses, including stock-based compensation. These costs were slightly offset by the total revenue generated from HOTSHOT sales during the three months ended September 30, 2018. The operating loss incurred by the Drug Development segment relates to costs incurred to close out the FLX-787 clinical study, other clinical study activities and personnel-related expenses, including stock-based compensation and restructuring-related expenses, as well as consulting costs.

Interest Income, net

Interest income, net, decreased by $49,129 in the three months ended September 30, 2018 compared to the three months ended September 30, 2017, as we had lower available cash to invest.

Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

The following table sets forth the condensed consolidated results of operations, including information related to Flex Pharma’s Consumer Operations and Drug Development segments, for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017.

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Change
			$	%
Net product revenue	$664,955	$978,221	$(313,266)	(32)%
Other revenue	10,120	13,450	(3,330)	(25)%

Total revenue	675,075	991,671	(316,596)	(32)%
Costs and expenses:
Cost of product revenue	355,816	373,187	(17,371)	(5)%
Research and development	11,720,535	12,730,554	(1,010,019)	(8)%
Selling, general and administrative	8,651,808	14,520,596	(5,868,788)	(40)%

Total costs and expenses	20,728,159	27,624,337	(6,896,178)	(25)%

Loss from operations	(20,053,084)	(26,632,666)	6,579,582	(25)%
Interest income, net	139,612	227,535	(87,923)	(39)%

Net loss	$(19,913,472)	$(26,405,131)	$6,491,659	(25)%

Total Revenue

Flex Pharma’s Consumer Operations segment generated all of its revenue during the nine months ended September 30, 2018, totaling $0.7 million, as compared to $1.0 million for the nine months ended September 30, 2017 through sales of HOTSHOT and expedited shipping and handling purchases. The decrease in revenue is due to decreased marketing efforts in the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017, as Flex Pharma reduced spending in its Consumer Operations segment while Flex Pharma evaluated strategic alternatives for Flex Pharma and this segment.

Sales via e-commerce represented approximately 85% of Flex Pharma’s total revenue for the nine months ended September 30, 2018 compared to 82% for the nine months ended September 30, 2017.

During the nine months ended September 30, 2018, Flex Pharma sold approximately 146,000 bottles of HOTSHOT at an average total revenue per bottle of $4.62, compared to 229,000 bottles at an average total revenue per bottle of $4.33 during the nine months ended September 30, 2017. The increase in average total revenue per bottle is due to various price promotions that were offered to customers during 2017 to attract new and repeat customers, including a specialty retailer promotion. Additionally, Flex Pharma’s e-commerce trial pack offer in 2018 generated higher revenue per bottle than the 2017 e-commerce trial pack promotions. The decrease in the number of bottles sold primarily relates to decrease in marketing efforts and resulting demand.

Cost of Product Revenue

All costs of product revenue are recorded by Flex Pharma’s Consumer Operations segment and relate to the production and sale of HOTSHOT. Cost of product revenue was $0.4 million for the nine months ended September 30, 2018 compared to $0.4 million for the nine months ended September 30, 2017. Cost of product revenue during the nine months ended September 30, 2018 includes the cost of HOTSHOT sold, royalty expense, inventory write-offs and depreciation expense of approximately $105,000 in each period related to manufacturing equipment used to support production. Write-offs for the nine months ended September 30, 2018 totaled approximately $85,000 and related to raw materials not expected to be used in future production runs, as well as finished goods inventory not expected to be used for product sampling. Write-offs for the nine months ended September 30, 2017 totaled approximately $34,000 and related to raw materials that were not expected to be used in future production runs.

Research and Development Expenses

Flex Pharma’s Drug Development segment incurred the majority of its research and development expenses, which were $11.7 million for the nine months ended September 30, 2018 compared to $12.7 million for the nine months ended September 30, 2017. The 8% decrease of $1.0 million was primarily related to:

•

$0.6 million decrease in consulting expenses as Flex Pharma increased the use of consultants in the prior year to assist with its investigational new drug application and other research activities in 2017;

•

$0.5 million decrease related to stock-based compensation expense, related primarily to the final vesting of restricted common stock issued to the Flex Pharma founders in 2014 during the first quarter of 2018, as well as decrease in headcount compared to prior year;

•	$0.2 million decrease in employee travel and recruiting costs, related to decreased Drug Development headcount from the prior year;

•	$0.2 million decrease in research activities related to the Consumer Operations segment, as Flex Pharma conducted a research study of its consumer product in prior year;

•

$0.3 million increase in clinical activities and related work, primarily related to clinical trial costs for Flex Pharma’s Phase 2 clinical trials of FLX-787 in MND and CMT, which commenced during the first quarter of 2017 with start-up activities, increased in activity from mid-2017 through May 2018, and incurred increased expense in June 2018 through September 2018 due to the decision to end the Phase 2 clinical trials; and

•	$0.2 million increase related to salaries and benefits, mainly due to restructuring-related expenses, including termination benefit expenses, incurred during the second and third quarters of 2018.

Selling, General and Administrative Expenses

Selling, general and administrative includes expenses that are incurred by Flex Pharma’s Consumer Operations segment as well as corporate and unallocated amounts that do not relate to a reportable segment. Selling, general and administrative expenses were $8.7 million for the nine months ended September 30, 2018 compared to $14.5 million for the nine months ended September 30, 2017. The 40% decrease of $5.9 million was primarily related to:

•	$2.9 million of decreased marketing and consulting costs within the Consumer Operations segment for HOTSHOT due to decreased activity during the Flex Pharma strategic assessment;

•

$1.7 million decrease related to salaries and benefits, as Consumer Operations and corporate headcount decreased from the prior year, including executive level employees, partially offset by restructuring-related expenses, including termination and retention benefit expenses, incurred during the second and third quarters of 2018;

•

$1.1 million decrease in stock-based compensation expense, related primarily to a decrease in headcount compared to the prior year and the final vesting of restricted common stock issued to the Flex Pharma founders in 2014 during the first quarter of 2018;

•	$0.4 million decrease in employee travel and recruiting costs, related to decreased Consumer Operations and corporate headcount from the prior year;

•	$0.2 million decrease in HOTSHOT product sampling within the Consumer Operations segment due to decreased marketing events,

•	$0.2 million decrease in rent, office and other expenses due to the termination of Flex Pharma’s lease agreement for its office in New York, NY in the third quarter of 2017;

•	$0.1 million decrease in distribution cost within the Consumer Operations segment due to decreased sales;

•	$0.1 million decrease in consulting due to cash conservation efforts during the Flex Pharma strategic assessment; and

•	$0.8 million increase in legal and professional expenses to supplement corporate personnel.

Loss from Operations

Flex Pharma’s consolidated loss from operations for the nine months ended September 30, 2018 totaled $20.1 million. Of this total, $1.9 million of the operating loss was incurred by the Consumer Operations segment, $11.7 million was incurred by the Drug Development segment and the remaining $6.4 million related to corporate and unallocated costs. The operating loss incurred by the Consumer Operations segment was driven by sales, marketing, promotional and distribution costs related to HOTSHOT, and personnel-related expenses, including stock-based compensation. These costs were slightly offset by the total revenue generated from HOTSHOT sales during the nine months ended September 30, 2018. The operating loss incurred by the Drug Development segment relates to costs incurred for FLX-787 formulation, production and clinical study costs, including increased costs associated with ending the MND and CMT Phase 2 clinical trials, other clinical study activities and personnel-related expenses, including stock-based compensation and restructuring-related expenses, as well as consulting costs.

Interest Income, net

Interest income, net, decreased by $87,923 in the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017, as Flex Pharma had lower available cash to invest.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table sets forth Flex Pharma’s results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Change
			$	%
Net product revenue	$1,260,973	$989,918	$271,055	27%
Other revenue	13,526	20,745	(7,219)	(35)%

Total revenue	1,274,499	1,010,663	263,836	26%
Costs and expenses:
Cost of product revenue	506,530	662,747	(156,217)	(24)%
Research and development	16,989,911	20,378,161	(3,388,250)	(17)%
Selling, general and administrative	18,503,684	19,855,987	(1,352,303)	(7)%

Total costs and expenses	36,000,125	40,896,895	(4,896,770)	(12)%

Loss from operations	(34,725,626)	(39,886,232)	5,160,606	(13)%
Interest income, net	291,964	393,109	(101,145)	(26)%

Net loss	$(34,433,662)	$(39,493,123)	$5,059,461	(13)%

Revenue

Flex Pharma’s Consumer Operations segment generated all of its revenue during the year ended December 31, 2017, totaling $1.3 million, as compared to $1.0 million for the year ended December 31, 2016 through sales of HOTSHOT and expedited shipping and handling purchases. HOTSHOT launched in the second quarter of 2016. Revenue was driven by HOTSHOT marketing, sales and promotional efforts, including print and digital media campaigns, public relation efforts, field marketing efforts and other sales and promotional activities.

Sales via e-commerce represented approximately 82% of total revenue for the year ended December 31, 2017 compared to 92% for the year ended December 31, 2016. E-commerce revenue decreased as a percentage of total revenue in the comparative periods due to an increase in specialty retailer and sports team revenue in 2017.

During the year ended December 31, 2017, Flex Pharma sold approximately 298,000 bottles of HOTSHOT at an average total revenue per bottle of $4.28, compared to 210,000 bottles at an average total revenue per bottle of $4.81 during the year ended December 31, 2016. The decrease in average total revenue per bottle is due to various price promotions that were offered to customers during 2017 to attract new and repeat customers. The increase in the number of bottles sold was a result of HOTSHOT being sold for a full year in 2017, compared to a partial year in 2016.

Cost of Product Revenue

All costs of product revenue are recorded by the Consumer Operations segment and relate to the production and sale of HOTSHOT. Cost of product revenue was $0.5 million for the year ended December 31, 2017 compared to $0.7 million for the year ended December 31, 2016. Cost of product revenue during the year ended December 31, 2017 includes the cost of HOTSHOT sold, royalty expense, inventory write-offs of approximately $42,000 related to certain raw materials that are not expected to be used in future production runs and expiring finished goods, and depreciation expense of approximately $0.1 million related to manufacturing equipment used to support production. Cost of product revenue during the year ended December 31, 2016 included the cost of HOTSHOT sold, royalty expense, inventory write-offs of $0.3 million related to HOTSHOT finished goods that were not expected to be sold and depreciation expense of approximately $0.1 million.

Research and Development Expenses

Flex Pharma’s Drug Development segment incurred the majority of its research and development expenses. Research and development expenses were $17.0 million for the year ended December 31, 2017 compared to $20.4 million for the year ended December 31, 2016. The 17% decrease of $3.4 million was primarily related to:

•

$1.9 million decrease in clinical activities and related work, primarily related to studies or activities completed in the prior year or ramping down in the current year, such as the submission of Flex Pharma’s IND, costs related to the identification of Flex Pharma’s drug product candidate and development of drug substance, offset by startup, formulation and production costs for its FLX-787 Phase 2 clinical trials in the United States, which commenced in 2017, and other related studies and activities;

•

$0.9 million decrease in stock-based compensation expense, related primarily to the revaluation of non-employee awards and option grants at lower valuations than the prior year due to decreased stock price;

•	$0.3 million decrease related to salaries and benefits as average headcount for research and development personnel decreased compared to the prior year;

•	$0.2 million decrease related to the Consumer Operations segment, related to reduced formulation work for HOTSHOT compared to the prior year;

•	$0.2 million decrease in consulting expenses as Flex Pharma increased the use of consultants to assist with it IND efforts, which began in 2016 and completed in the first quarter of 2017; and

•	$0.1 million increase in rent expense due to entering into a new lease agreement in 2017 for Flex Pharma’s corporate headquarters.

Selling, General and Administrative Expenses

Selling, general and administrative includes expenses that are incurred by Flex Pharma’s Consumer Operations segment, as well as corporate and unallocated amounts that do not relate to a reportable segment. Selling, general and administrative expenses were $18.5 million for the year ended December 31, 2017 compared to $19.9 million for the year ended December 31, 2016. The 7% decrease of $1.4 million was primarily related to:

•

$1.5 million decrease in stock-based compensation expense, related primarily to the revaluation of non-employee awards and option grants at lower valuations than the prior year due to decreased stock price, as well as a stock option award modification in the prior year;

•	$0.8 million decrease related to salaries and benefits, as Consumer Operations and corporate headcount decreased from the prior year;

•	$0.3 million decrease in external consulting costs within the Consumer Operations segment due to decreased use of consultants;

•

$0.6 million of increased costs within the Consumer Operations segment for HOTSHOT print and digital media campaigns and sponsorship programs, as well as costs related to Flex Pharma’s branded consumer website;

•	$0.4 million increase in consulting expenses to supplement Flex Pharma’s corporate personnel;

•

$0.1 million increase in rent expense due to the termination of Flex Pharma’s lease agreement for its office in New York, NY, as well as increase in rent expense due to entering into a new lease agreement for Flex Pharma’s corporate headquarters; and

•	$0.1 million increase related to 12 months of distribution costs for HOTSHOT sales in 2017, as the product launched during the second quarter of 2016.

Loss from Operations

Flex Pharma’s consolidated loss from operations for the year ended December 31, 2017 totaled $34.7 million. Of this total, $8.9 million of the operating loss was incurred by its Consumer Operations segment, $16.7 million was incurred by its Drug Development segment and the remaining $9.1 million related to corporate and unallocated costs. The operating loss incurred by the Consumer Operations segment was driven by sales, marketing, promotional and distribution costs related to HOTSHOT, and personnel-related expenses, including stock-based compensation. These costs were slightly offset by the total revenue generated from HOTSHOT sales during the year ended December 31, 2017. The operating loss incurred by the Drug Development segment relates to costs incurred for FLX-787 formulation, production and clinical study costs, other clinical study activities and personnel-related expenses, including stock-based compensation, as well as consulting costs.

Interest Income, net

Interest income, net, decreased by $0.1 million in the year ended December 31, 2017 compared to the year ended December 31, 2016 as we had lower available cash to invest.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The following table sets forth Flex Pharma’s results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015.

	Year Ended December 31, 2016	Year Ended December 31, 2015	Change
			$	%
Net product revenue	$989,918	$—	$989,918	N/A
Other revenue	20,745	—	20,745	N/A

Total revenue	1,010,663	—	1,010,663	N/A

Costs and expenses:
Cost of product revenue	662,747	—	662,747	N/A
Research and development	20,378,161	12,749,379	7,628,782	60%
Selling, general and administrative	19,855,987	16,464,279	3,391,708	21%

Total costs and expenses	40,896,895	29,213,658	11,683,237	40%

Loss from operations	(39,886,232)	(29,213,658)	(10,672,574)	37%
Interest income, net	393,109	72,028	321,081	446%

Net loss	$(39,493,123)	$(29,141,630)	$(10,351,493)	36%

Revenue

The Consumer Operations segment generated all of Flex Pharma’s revenue through sales of HOTSHOT and purchases of expedited shipping and handling. Revenue totaled $1.0 million for the approximate seven month period from the launch of HOTSHOT in June 2016 to December 31, 2016. Revenue was driven by HOTSHOT pre-launch and launch efforts, print and digital media campaigns, public relation efforts and other sales and promotional activities. Sales via e-commerce represented approximately 92% of total revenue for the year ended December 31, 2016. From launch in June of 2016 through December 31, 2016, the Company sold approximately 210,000 bottles of HOTSHOT at an average total revenue per bottle of $4.81. There were no sales during the year ended December 31, 2015.

Cost of Product Revenue

All costs of product revenue are recorded by the Consumer Operations segment and relate to the production and sale of HOTSHOT. Cost of product revenue was $0.7 million for the year ended December 31, 2016, and included the cost of HOTSHOT sold, depreciation expense related to manufacturing equipment purchased to support production, royalty expense and inventory write-offs. During the year ended December 31, 2016, inventory write offs totaled approximately $0.3 million, primarily related to HOTSHOT finished goods that were not expected to be sold based upon projected sales, estimated product shelf life, the number of units produced, production level requirements and timing of future production runs. There was no cost of product revenue for the year ended December 31, 2015.

Research and Development Expenses

Flex Pharma’s Drug Development segment incurred the majority of its research and development expenses. Research and development expenses were $20.4 million for the year ended December 31, 2016 compared to $12.7 million for the year ended December 31, 2015. The 60% increase of $7.6 million was primarily related to:

•

$7.5 million of increased costs related to clinical studies of various formulations of its extract formulation and drug product candidates, including FLX-787, in the United States, increased costs related to clinical studies of FLX-787 outside of the United States, IND-supporting activities for FLX-787, and the manufacture of clinical supply;

•	$0.6 million increase in consulting expenses to supplement Drug Development segment personnel due to increased activities;

•	$0.2 million increase related to the Consumer Operations segment for research and formulation of HOTSHOT;

•

$0.6 million decrease in personnel costs incurred by the Drug Development segment, primarily stock-based compensation expense, related to the revaluation of non-employee awards and option grants at lower valuations than the prior year due to decreased stock price; and

•	$0.1 million decrease in other costs, primarily allocated insurance and office-related expenses.

Selling, General and Administrative Expenses

Selling, general and administrative includes expenses that are incurred by the Consumer Operations segment as well as corporate and unallocated amounts that do not relate to a reportable segment. Selling, general and administrative expenses were $19.9 million for the year ended December 31, 2016 compared to $16.5 million for the year ended December 31, 2015. The 21% increase of $3.4 million was primarily related to:

•

$1.0 million of increased personnel costs incurred by the Consumer Operations segment, including salaries and other compensation-related costs such as stock-based compensation, due to hiring additional personnel to support the launch of HOTSHOT, and certain employee termination costs;

•

$0.6 million of increased corporate personnel costs, including salaries and other compensation-related costs, related to additional administrative personnel hired to support growth and increased activities;

•

$0.6 million of increased external costs within the Consumer Operations segment related to developing Flex Pharma’s consumer brand and HOTSHOT, including brand development and strategy costs, and marketing and promotional costs for pre-launch and launch activities, as selling commenced in the second quarter of 2016;

•	$0.5 million of increased external consulting costs for the Consumer Operations segment, primarily related to supporting HOTSHOT launch activities;

•

$0.3 million increase in stock-based compensation expense, primarily related to employee stock option grants, partially offset by the revaluation of non-employee awards at lower valuations due to decreased stock price;

•	$0.2 million increase in legal and professional fees, mainly related to patents and related legal work; and

•	$0.2 million increase in other costs, primarily insurance and facility-related fees.

Loss from Operations

Flex Pharma’s consolidated loss from operations for the year ended December 31, 2016 totaled $39.9 million. Of this total, $10.0 million of the operating loss was incurred by the Consumer Operations segment, $19.6 million was incurred by the Drug Development segment and the remaining $10.2 million related to corporate and unallocated costs. The operating loss incurred by the Consumer Operations segment was driven by production costs, selling, marketing, promotional and branding costs related to preparing for, and executing, the launch of HOTSHOT, and personnel-related expenses, including stock-based compensation. These costs were slightly offset by the total revenue generated from HOTSHOT sales during the year ended December 31, 2016. The operating loss incurred by the Drug Development segment relates to costs incurred for pre-clinical and clinical activities, personnel-related expenses, including stock-based compensation, and consulting costs.

Interest Income, net

Interest income, net, increased by $0.3 million in the year ended December 31, 2016 compared to the year ended December 31, 2015, as Flex Pharma increased its investments in U.S. government securities and corporate debt from money market accounts and interest rates increased, offset by lower available cash to invest.

Liquidity and Capital Resources

Overview

Since inception, Flex Pharma has incurred operating losses and anticipates that it will continue to incur losses for the foreseeable future. To date, Flex Pharma has generated limited revenue from sales of HOTSHOT, and has generated no revenue from any of its drug product candidates.

Flex Pharma cannot predict to what extent it will resume drug development activities for FLX-787 or other drug product candidates, and it may not be successful in generating significant revenue from HOTSHOT. Flex Pharma expects that its research and development expenses will continue to decrease as a result of ending the Phase 2 clinical trials in MND and CMT and the related drug development efforts, and the reduction of research and development staff. Selling, general and administrative expenses may increase as Flex Pharma continues its efforts related to the merger, operates as a public company and continues to sell HOTSHOT. There can be no assurance that Flex Pharma will complete the merger with Salarius. If the merger is not completed, Flex Pharma will reconsider its strategic alternatives which may include a dissolution of Flex Pharma, pursuit of another strategic transaction or less likely, the continued operation of the consumer business. Additional capital may be needed to fund operations but there can be no assurances that additional funding will be available on terms acceptable to Flex Pharma, or at all.

Sources of Liquidity

At September 30, 2018, Flex Pharma had $10.8 million of working capital and its cash and cash equivalents totaled $13.0 million, which were held in bank deposit accounts and money market funds. Flex Pharma held no marketable securities at September 30, 2018. Flex Pharma’s cash, cash equivalents and marketable securities balance decreased during the nine months ended September 30, 2018, due primarily to the net loss incurred.

In the event that Flex Pharma does not complete the merger, it may pursue a dissolution and liquidation of Flex Pharma. If the decision is made to dissolve and liquidate Flex Pharma, its common stockholders may lose their entire investment. The amount of assets available for distribution to Flex Pharma stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will be needed for commitments and contingent liabilities.

Cash Flows

Flex Pharma’s sources and uses of cash for the nine months ended September 30, 2018 and 2017 were as follows:

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Net cash (used in) provided by:
Operating activities	$(20,463,768)	$(21,966,893)
Investing activities	14,120,848	19,827,530
Financing activities	118,010	2,047

Net decrease in cash and cash equivalents	$(6,224,910)	$(2,137,316)

Flex Pharma’s sources and uses of cash for the years ended December 30, 2017, 2016 and 2015 were as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash (used in) provided by:
Operating activities	$(27,722,198)	$(32,051,873)	$(20,746,118)
Investing activities	24,489,562	(12,240,880)	(27,265,091)
Financing activities	2,632	22,098	80,843,751

Net (decrease) in cash and cash equivalents	$(3,230,004)	$(44,270,655)	$32,832,542

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2018 was $20.5 million, a decrease of $1.5 million compared to the same period in the prior year. The use of cash for the nine months ended September 30, 2018 was primarily related to Flex Pharma’s net loss for the period of $19.9 million, offset by non-cash charges consisting of stock-based compensation expense of $1.7 million, as well as depreciation, amortization and accretion on investments and other non-cash items, which totaled $0.2 million. Cash used in operations also included a cash outflow of $2.5 million from changes in operating assets and liabilities.

Net cash used in operating activities for the year ended December 31, 2017 was $27.7 million, a decrease of $4.3 million compared to the same period in the prior year. The use of cash for the year ended December 31, 2017 was primarily related to Flex Pharma’s net loss for the period of $34.4 million, offset by non-cash charges consisting of stock compensation expense of $4.2 million, and depreciation, amortization and accretion on investments which totaled $0.3 million. Cash used in operations was also offset by a $2.2 million cash inflow from changes in operating assets and liabilities.

Net cash used in operating activities for the year ended December 31, 2016 was $32.1 million, an increase of $11.3 million compared to December 31, 2015. The use of cash for the year ended December 31, 2016 was primarily related to Flex Pharma’s net loss for the period of $39.5 million, offset by non-cash charges consisting of stock compensation expense of $6.6 million, and depreciation, amortization and accretion on investments which together totaled $0.3 million. Cash used in operations was also offset by a $0.6 million cash inflow from changes in operating assets and liabilities.

Investing Activities

Net cash provided by investing activities for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 decreased $5.7 million, related to a $5.8 million decrease in net purchases and sales of marketable securities. This included a $21.4 million decrease in purchases of marketable securities and a $27.2 million decrease in proceeds from maturities and sales of marketable securities. Flex Pharma did not have any marketable securities as of September 30, 2018.

Net cash provided by investing activities for the year ended December 31, 2017 compared to the year ended December 31, 2016, increased $36.7 million, primarily related to a $36.3 million increase in net purchases and sales of marketable securities. This included $30.6 million increase in proceeds from maturities and sales of marketable securities and $5.7 million decrease in purchases of marketable securities as Flex Pharma’s cash balance available for investment decreased. Property and equipment acquisitions decreased $0.4 million, which primarily related to prior year activity of manufacturing equipment purchased to produce HOTSHOT and development of the branded website for HOTSHOT.

Net cash used in investing activities for the year ended December 31, 2016 compared to the year ended December 31, 2015, decreased $15.0 million, primarily related to a $15.3 million increase in net purchases and sales of marketable securities. This included $14.6 million increase in proceeds from maturities and sales of marketable securities and $0.7 million decrease in purchases of marketable securities. Property and equipment acquisitions increased $0.3 million, primarily related to purchases of manufacturing equipment used to produce HOTSHOT and the development of the branded website for e-commerce sales.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 increased $0.1 million, related to proceeds from exercises for options of common stock. Proceeds from exercises of options for common stock during the nine months ended September 30, 2018 and September 30, 2017 were $0.1 million and $2,047, respectively.

Net cash provided by financing activities for the year ended December 31, 2017 did not change significantly compared to the year ended December 31, 2016. Cash provided by financing activities during the years ended December 31, 2017 and 2016 totaled $2,600 and $22,100, respectively, and related to proceeds from exercises of common stock.

Net cash provided by financing activities of $80.8 million for the year ended December 31, 2015 was primarily related to net proceeds of $79.9 million from completion of Flex Pharma’s IPO, and $0.4 million related to proceeds from exercises of common stock.

As of September 30, 2018, Flex Pharma had no long-term debt.

Flex Pharma currently has no ongoing material financial commitments, such as lines of credit or guarantees.

Drug Product Candidates

Flex Pharma cannot predict to what extent it will resume drug development activities for FLX-787 or other drug product candidates. To the extent that Flex Pharma pursues drug development activities in the future, the successful development of any drug product candidate is highly uncertain. As such, at this time, Flex Pharma cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of future drug product candidates. Flex Pharma is also unable to predict when, if ever, material net cash inflows will commence from the sale of drug product candidates. This is due to the numerous risks and uncertainties associated with developing drug products, including the uncertainty of:

•	receiving regulatory approval to conduct clinical trials;

•	successfully enrolling, and completing, clinical trials;

•	receiving marketing approvals from applicable regulatory authorities;

•	establishing arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

•	launching commercial sales of Flex Pharma’s products, if and when approved, whether alone or in collaboration with others.

A change in the outcome of any of these variables with respect to the development of any drug product candidates would significantly change the costs and timing associated with the development of that drug product candidate.

Consumer Brand and Products

The development and growth of HOTSHOT is uncertain, including the timing and resources needed to support successful commercialization. The success of HOTSHOT depends, in large part, on a growth strategy that establishes distribution and placement of the product, attracts consumers and maintains brand loyalty. Delays or unexpected costs related to HOTSHOT could significantly change the costs and timing of expenses associated with the Company’s Consumer Operations.

Concurrent with Flex Pharma’s efforts to grow HOTSHOT, on January 22, 2018, Flex Pharma disclosed that it engaged an investment banking firm to assist with the consideration of strategic alternatives for the consumer business segment. In connection with the restructuring plan announced in June 2018, Flex Pharma elected to reduce the expenses associated with its consumer business segment while it assessed strategic alternatives for Flex Pharma and this segment. Flex Pharma is continuing to assess alternatives the Consumer Operations segment.

Funding Requirements

Flex Pharma’s future funding requirements are difficult to forecast and depend on many factors, including its ability to complete the merger and the timing for completion of the merger or, if the merger is not completed, Flex Pharma’s ability to identify and consummate another strategic transaction or consider other alternatives such as dissolution of Flex Pharma. Flex Pharma expects that its research and development expenses will decrease in the future due to ending the Phase 2 clinical trials in MND and CMT and related drug development, and the reduction in research and development headcount, while its general and administrative costs may increase as it continues its efforts related the merger, operates as a public company and continues to sell HOTSHOT. Depending on the outcome of these alternatives, Flex Pharma may need additional capital to fund its operations. There can be no assurances, however, that additional funding will be available on terms Flex Pharma deems to be acceptable, or at all. If Flex Pharma raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to its existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of Flex Pharma’s common stock. If Flex Pharma incurs indebtedness, it could become subject to covenants that would restrict its operations and potentially impair its competitiveness, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact Flex Pharma’s ability to conduct its business. Any of these events could significantly harm its business, financial condition and prospects.

Based Flex Pharma’s research and development plans, its consumer brand and HOTSHOT expenditure plans and the ending of the Phase 2 clinical trials in MND and CMT and the related drug development work, Flex Pharma expects that its existing cash resources will enable it to fund its costs and expenses, working capital and capital expenditure requirements for at least 12 months from the date the financial statements are issued. Flex Pharma based this estimate on assumptions that may prove to be wrong, however, and Flex Pharma could use its capital resources sooner than expected.

Critical Accounting Policies and Significant Judgments and Estimates

Flex Pharma’s management’s discussion and analysis of its financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Flex Pharma to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenue and expenses during the reporting period. In accordance with GAAP, Flex Pharma bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from its estimates and judgments under different assumptions or conditions. Flex Pharma periodically reviews its estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in the consolidated financial statements prospectively from the date of the change in estimate.

Flex Pharma defines its critical accounting policies as those accounting principles generally accepted in the United States that require Flex Pharma to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on Flex Pharma’s financial condition and results of operations, as well as the specific manner in which Flex Pharma applies those principles. While Flex Pharma’s significant accounting policies are more fully described in the notes the audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement, Flex Pharma believes the following are the critical accounting policies used in the preparation of its consolidated financial statements that require significant estimates and judgments.

Research and Development

Research and development costs are expensed as incurred. Clinical study, clinical trial and other development costs incurred by third-parties are expensed as the contracted work is performed. Flex Pharma accrues for costs incurred as the services are being provided by monitoring the status of the work and the invoices received from its external service providers. Flex Pharma adjusts its accruals and prepaid expenses as actual costs become known.

Inventory

Inventory consists of costs related to the production of HOTSHOT, which is produced by a co-packer.

Beginning in the first quarter of 2016, Flex Pharma began capitalizing inventory costs associated with HOTSHOT when it was determined that the inventory had a probable future economic benefit. Inventory is stated at the lower of cost or estimated net realizable value, on a first-in, first-out, or FIFO, basis. Flex Pharma periodically analyzes its inventory levels, and writes down inventory that has become obsolete, that has a cost basis in excess of its estimated realizable value or that exceeds projected sales.

Revenue

Revenue includes sales of HOTSHOT finished goods to e-commerce customers, specialty retailers and sports teams, including professional and collegiate teams. Revenue also consists of payments made by customers for expedited shipping and handling. Revenue is recognized when control of the promised goods is transferred to the customer. Control of the promised goods is transferred upon delivery to the customer. For sales through June 18, 2018, Flex Pharma offered refunds to e-commerce customers, upon request, within 30 days of delivery. For sales subsequent to June 18, 2018, Flex Pharma now offers refunds to e-commerce customers, upon request, within 14 days of delivery. Flex Pharma does not offer a right of return or refund to specialty retailers or sports teams.

Discounts provided to customers are accounted for as a reduction of product revenue.

Total revenue is presented net of taxes collected from customers and remitted to governmental authorities.

Stock-Based Compensation

Flex Pharma does not expect to grant any additional stock options or shares of restricted stock in the future.

Stock-based compensation for stock options granted to employees is measured at the date of grant based on the estimated fair value of the award. Flex Pharma estimates the grant date fair value and the resulting stock-based compensation expense using the Black-Scholes option pricing model. The grant date fair value of stock-based awards is recognized as an expense over the requisite service period of the award on a straight-line basis. For stock awards to employees, if the fair market value of the stock exceeds the sale price, the excess is expensed as stock-based compensation over the requisite service period.

In June 2018, the FASB issued ASU No. 2018-07,Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (which we refer to as “ASU No. 2018-07”). This ASU is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that year. Early adoption is permitted, but not before an entity has adopted ASC 606, and the guidance should be applied using a modified retrospective transition approach.

Prior to the adoption of ASU No. 2018-07, stock-based awards issued to non-employees, including stock options and restricted stock, were recorded at their fair values, and were periodically revalued as the equity instruments vested and were recognized as expense over the related service periods on a straight-line basis. The fair value of options granted to non-employees was measured using the Black-Scholes option pricing model reflecting an expected life that was assumed to be the remaining contractual term of the option. The fair value of stock awards was based upon the fair value of the Company’s common stock. The Company early adopted ASU No. 2018-07 on July 1, 2018 and revalued its unvested nonemployee awards as of the July 1, 2018 adoption date. The adoption did not have a material impact on the condensed consolidated financial statements and therefore a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year was not required.

Determining fair value of stock options

The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of Flex Pharma’s common stock price, the expected term of the option, risk-free interest rates and the expected dividend yield of Flex Pharma’s common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, Flex Pharma’s stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

•	Risk-free interest rate—The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Expected term—The expected term represents the period that stock-based awards are expected to be outstanding.

•

Expected volatility—As Flex Pharma does not have a significant trading history for its common stock, the expected stock price volatility for its common stock was estimated by taking the volatility for industry peers over a period equivalent to the expected term of the stock option grants.

•

Expected dividend yield—Flex Pharma has never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, Flex Pharma used an expected dividend yield of zero.

Prior to adoption of ASU No. 2016-09 Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, stock-based compensation expense was recognized net of estimated forfeitures, such that expense was recognized only for share-based awards that were expected to vest. A forfeiture rate was estimated annually and revised, if necessary, in subsequent periods if actual forfeitures differed from initial estimates. Upon adoption of ASU No. 2016-09 on January 1, 2017, Flex Pharma no longer applies a forfeiture rate and instead account for forfeitures as they occur. Flex Pharma recorded the difference in forfeiture estimate as a cumulative adjustment to retained earnings in the first quarter of 2017.

Contractual Obligations

In connection with its strategic assessment, Flex Pharma entered into retention and severance agreements with certain employees. Based upon the terms of these agreements, Flex Pharma may be required to pay up to $2.3 million in retention and severance payments. See the accompanying unaudited condensed consolidated financial statements for the nine months ended September 30, 2018, included elsewhere in this proxy statement/prospectus/information statement, for more information on Flex Pharma’s retention and severance arrangements.

Flex Pharma is a party to a royalty agreement with certain of founders of Flex Pharma under which these founders are paid a royalty of 2%, in the aggregate, of gross sales of any product sold by Flex Pharma or by any of its licensees for use in the treatment of any neuromuscular disorder, and that uses, incorporates or embodies (or is made using) any of its intellectual property (including any know-how). The amount of future royalty payments is not determinable as it is dependent upon the achievement of the earlier mentioned revenue recognition.

In January 2019, the Founders entered into a royalty agreement with Flex Innovation Group LLC (which we refer to as “Flex Innovation”), a wholly owned subsidiary of Flex Pharma that contains Flex Pharma’s consumer business, which replaces the royalty agreement with Flex Pharma described above related to the sale of over the counter, non-prescription and/or nutritional supplement products. Under the terms of the agreement, Flex Innovation is now the party obligated to pay the Founder’s a royalty on all over the counter, non-prescription and/or nutritional supplement products sold by Flex Innovation that are marketed to stop, prevent, relieve or otherwise treat muscle cramps, muscle soreness, or aid in muscle recovery. The product must also include at least one ion channel activator, as defined in the agreement. The royalty is payable on sales, as defined, over twenty years with a 2% royalty for the first ten years and a 1% royalty for the next ten years.

In the fourth quarter of 2018, Flex Pharma’s lease agreement for an approximate 7,200 square foot facility in Boston, Massachusetts was terminated and Flex Pharma relocated to a small leased facility in Boston, MA, which is used for its corporate and sales and marketing functions. The lease expires upon at least a month’s notice. Future minimum lease payments under this lease are not material.

Off-Balance Sheet Arrangements

Flex Pharma does not have any off-balance sheet arrangements, as defined under SEC rules.

FLEX PHARMA’S MANAGEMENT AND CORPORATE GOVERNANCE

Independence of the Board of Directors

As required under the Nasdaq Listing Rules, a majority of the members of a listed company’s board of directors must qualify as “independent” as affirmatively determined by its board of directors. The board of directors consults with Flex Pharma’s counsel to ensure that the board of directors’ determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent Nasdaq Listing Rules as in effect from time to time.

Flex Pharma’s board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the board of directors has determined that Mr. Hutt, Mr. Kozin, Mr. Randle, Ms. Stacy and Dr. Tung, representing five of the six directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements of the Nasdaq Listing Rules. The Flex Pharma board of directors has determined that Dr. McVicar, by virtue of his position as the Chief Executive Officer, is not independent under applicable rules and regulations of the SEC and the Nasdaq Listing Rules. In making this determination, the board of directors considers the current and prior relationships that each non-employee director has with us and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of Flex Pharma capital stock by each non-employee director.

Board Leadership Structure

Flex Pharma’s amended and restated bylaws provide that unless otherwise provided by the directors, the Chief Executive Officer will preside, when present, at all meetings of stockholders and (unless a chairman of the board of directors has been appointed and is present) of the directors. If a chairman of the board of directors is appointed, he or she will preside at all meetings of the board of directors at which he or she is present. Currently, the position as chairman of the Flex Pharma board of directors is vacant. Flex Pharma’s board of directors has designated Stuart Randle (the lead independent director) to preside over meetings of the board of directors and stockholders.

Additionally, Flex Pharma currently has a lead independent director whose responsibilities include to preside over periodic meetings of Flex Pharma independent directors and perform such additional duties as the board of directors may otherwise determine and delegate. Flex Pharma believes that the lead independent director can help ensure the effective independent functioning of the board in its oversight responsibilities.

The board periodically reviews its leadership structure and developments in the area of corporate governance to ensure that this approach continues to strike the appropriate balance for Flex Pharma and its stockholders.

Role of the Board in Risk Oversight

One of the key functions of the board of directors is informed oversight of Flex Pharma’s risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, the board of directors is responsible for monitoring and assessing strategic risk exposure and the Audit Committee has the responsibility to consider and discuss Flex Pharma major financial risk exposures and the steps Flex Pharma’s management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and certain regulatory requirements. The Nominating and Corporate Governance Committee monitors the effectiveness of Flex Pharma’s corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. The Compensation Committee assesses and monitors whether any of Flex Pharma’s compensation policies and programs has the potential to encourage excessive risk-taking.

Meetings of the Board of Directors

The board of directors met six times during 2017. All directors except Mr. Sculley and Ms. Stacy attended at least 75% of the aggregate number of meetings of the board of directors and of the committees on which they served, held during the portion of the last fiscal year for which they were directors or committee members, respectively.

Information Regarding Committees of the Board of Directors

The board of directors has three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

SALARIUS’ BUSINESS

Overview

Salarius Pharmaceuticals LLC is a clinical-stage biotechnology company focused on developing effective cancer treatments for patients who need them most. Salarius was formed in 2011 as a Delaware limited liability company. After licensing its primary technology from the University of Utah Research Foundation, Salarius focused on identifying and progressing their lead therapeutic candidate to meet the criteria to be designated a FDA IND. As part of this process, Salarius was able to generate preclinical data that was instrumental in being selected to receive an $18.7 million matching grant award from the CPRIT. The FDA deemed Salarius’ Ewing sarcoma IND safe to proceed in March 2018. In the third quarter of 2018, Salarius initiated a Phase 1 clinical trial in Ewing sarcoma and plans to open an additional Phase 1 trial in Advanced Solid Tumors in the first half of 2019.

Salarius’ lead compound, Seclidemstat or SP-2577, is a small molecule that reversibly inhibits lysine specific demethylase 1 (which we refer to as “LSD1”). LSD1 is a Flavin Adenine Dinucleotide (which we refer to as “FAD”) dependent enzyme which demethylates mono- and di-methylated lysines on histones, resulting in suppression of gene transcription (when occurring at histone 3 lysine 4, or H3K4) or activation of gene transcription (when occurring at histone 3 lysine 9, or H3K9). In addition, LSD1 can also act as a scaffolding protein for several epigenetic complexes which further modulate transcription activity and are thought to lead to a cancer phenotype. LSD1 is upregulated in several cancers, with high levels of LSD1 implicated in aggressive phenotypes associated with poor patient prognosis. In addition, recent data from academic groups suggests that LSD1 plays a role in immunosuppression. Hence, Salarius believes that inhibition of LSD1 may cause changes in tumor cells that could promote an antitumor response.

Salarius initiated a Phase 1 clinical trial in Ewing sarcoma with SP-2577 in the third quarter of 2018. The cause of Ewing sarcoma is a chromosomal translocation involving the EWS gene and E26 Transformation-Specific (which we refer to as “ETS”) family genes, resulting in expression of fusion oncoproteins. The most commonly expressed fusion oncoprotein in Ewing sarcoma is the EWS-FLI fusion protein, which is present in approximately 85% of Ewing sarcoma cases. The LSD1 enzyme interacts with EWS-FLI (and other ETS fusion proteins) and is thought to promote tumorigenesis. Salarius believes the SP-2577 molecule helps disrupt this interaction, potentially reversing aberrant gene expression and preventing Ewing sarcoma cell proliferation and promoting cell death. Preclinical studies of SP-2577 in certain Ewing sarcoma animal models show a dramatic tumor reduction as well as a significant survival benefit compared to untreated animals. The Phase 1 clinical trial is designed as a single agent dose escalation followed by a dose expansion study. The trial plans to enroll up to 50 relapsed or refractory Ewing sarcoma patients. The primary objectives of the study are to assess the safety and tolerability of SP-2577. Secondary objectives include assessing preliminary efficacy of SP-2577.

Salarius plans to initiate one additional company-sponsored Phase 1 trial in Advanced Solid Tumors with SP-2577 in the first half of 2019. The Advanced Solid Tumor trial will be a single agent study enrolling patients with advanced malignancies, excluding Ewing sarcoma.

The following table lists Salarius’ programs and their respective stages of development:

Product Candidate	Target	Disease Area	Development Stage	Sponsor
Clinical
SP-2577	LSD1	Ewing sarcoma	Phase 1 clinical trial	Salarius
SP-2577	LSD1	Advanced Solid Tumors	IND activated	Salarius

Salarius’ Strategy and Ongoing Programs

Salarius’ goal is to develop cancer treatments for those patients that need them most, while attempting to maximize return for investors. To achieve this goal, Salarius is pursuing the following key strategies:

Speed-To-Market of SP-2577 In Ewing Sarcoma Patients

Ewing sarcoma is a rare pediatric bone cancer and the FDA has put in place several different types of incentives for companies pursuing therapeutic opportunities for this type of cancer. Salarius has benefited from several of these incentives, including SP-2577’s orphan status designation and designation as a potential treatment for a “rare pediatric disease.” This means that if proven efficacious with a benefit-risk profile that the FDA judges to be positive and supportive of approval, SP-2577 could qualify for priority review and to receive a priority review voucher (PRV). If received, Salarius would have the ability to sell the PRV to other qualifying pharmaceutical companies. Based on 2017-2018 selling prices, a PRV has a value ranging between $80 million and $150 million. In addition, upon preliminary signs of efficacy in the ongoing SP-2577 Phase 1 trial, Salarius is expecting to apply for “Breakthrough” status with the FDA. Although receipt of Breakthrough status is not certain, if received, it would allow the Company to potentially bypass Phase 3 studies and expedite the FDA approval process via an expanded Phase 2 study. Salarius initiated a Phase 1 trial in the third quarter of 2018 and is currently in the dose escalation phase.

Expand SP-2577 Market By Pursuing Large Market Indications

In parallel to Salarius’ speed-to-market strategy, Salarius plans to conduct an additional Phase 1 trial in Advanced Solid Tumors, including patients with breast, ovarian and prostate cancers, as well as patients with sarcomas. The possible markets for successful therapies in these indications could be large and thus greatly expand the potential opportunities for SP-2577 outside of Ewing sarcoma. In December 2018, Salarius received FDA agreement to the protocol design for a second Phase 1 trial for SP-2577, an Advanced Solid Tumor study, and plans to begin screening patients in the first half of 2019. This trial will study single agent SP-2577 in advanced malignancies, excluding Ewing sarcoma.

Salarius’ Product Candidates

LSD1 Inhibitor: SP-2577

Background

LSD1 is an enzyme that is, in part, responsible for epigenetic regulation of genes that support cancer growth. According to some scientific literature, LSD1 dysregulation is a key driver in multiple malignances, including Ewing sarcoma, prostate, breast and ovarian cancers. LSD1 induces a cancer phenotype through its demethylation activity and through its role as a scaffolding protein in epigenetic complexes.

LSD1’s main demethylation target is the histone 3 tail, specifically methyl marks on lysine 4 and lysine 9, or H3K4 and H3K9. Demethylation at H3K4 leads to gene suppression, while demethylation at H3K9 leads to gene activation. LSD1 will be directed to either the H3K4 or H3K9 site depending on the cancer type and cofactor(s) involved in the protein complex. For example, in prostate cancer, LSD1 associates with the androgen receptor and targets H3K9. In addition to its demethylation activity, LSD1 acts as a scaffolding protein in epigenetic complexes, further regulating gene expression.

LSD1 is upregulated in various cancers, and higher levels of LSD1 are associated with poor patient prognosis in those cancers, making LSD1 inhibition an area of interest in cancer research. Most first-generation LSD1 inhibitors were based off a common tranylcypromine scaffold and thus share the same mechanism of forming a covalent adduct and irreversibly inhibiting LSD1 demethylase function. However, other proteins that associate with LSD1 via interactions with the enzyme’s tower domain remain largely unperturbed. As a result, these first-generation irreversible inhibitors have not been able to demonstrate comprehensive inhibition of LSD1 function.

SP-2577: A Reversible LSD1 Inhibitor

SP-2577 is a small-molecule LSD1 inhibitor. The molecule was discovered using structure-based computational screening coupled with chemical screening and further optimization with structure-activity relationship studies.

SP-2577 is different from the majority of LSD1 inhibitors currently in clinical development. To the best of Salarius’ knowledge, SP-2577 is one of two reversible LSD1 inhibitors in clinical development. To the best of Salarius’ knowledge, the other four LSD1 inhibitors in clinical development are all irreversible LSD1 inhibitors. Normal gene regulation is required for normal cellular function, and because LSD1 is an important epigenetic modulator, irreversible inhibition of LSD1 may result in unwanted toxicities, limiting dosing for irreversible LSD1 inhibitors. SP-2577 has been observed to reversibly bind to LSD1, which Salarius hypothesizes may avoid these toxicities and allow more flexible dosing strategies by having a wider therapeutic window. This potential is being studied and developed in Salarius’ ongoing clinical program.

Ewing Sarcoma

Ewing sarcoma is a devastating pediatric and young adult cancer that suffers from a lack of approved targeted therapies. Based off data from the National Institute of Health (which we refer to as “NIH”) and physician collaborators, Salarius believes that there are approximately 500 Ewing sarcoma patients diagnosed annually in the United States. The median age of diagnosis is 15 years.

Current treatment for Ewing sarcoma consists of an intensive chemotherapy regime, radiation and often disfiguring surgeries. Due to the harshness of current treatment options, children and adolescents often experience long term side effects. According to published reports, patients with overt metastasis (20-30% of patients) or recurrent disease have poor prognosis, with less than a 30% chance of experiencing disease-free survival. These are the patients Salarius aims to help.

Advanced Solid Tumors

In addition to Ewing sarcoma, LSD1 has been implicated in several other cancers, with high levels of LSD1 expression associated with more aggressive cancers. Salarius plans to study SP-2577’s potential in these additional cancers through a company-sponsored single agent Advanced Solid Tumor study.

SP-2577 Phase 1 Clinical Trials

Ewing Sarcoma: Trial Design

Salarius is conducting a multi-site, open-label, dose-ranging Phase 1 trial of SP-2577 for treatment of relapsed/refractory Ewing sarcoma patients. The clinical trial consists of a dose escalation and dose expansion phase and hopes to enroll up to 50 patients. Patients must have histologic confirmation of Ewing sarcoma that is refractory or recurrent and must have received one prior course of therapy for the disease. Amongst other inclusion criteria, patients must be 12 years or older and have a life expectancy of greater than 4 months.

The primary objectives of this clinical trial are to study the safety and tolerability of SP-2577. Secondary objectives include pharmacokinetic assessment, food effects on drug pharmacokinetics, determination of the maximum tolerated dose (which we refer to as “MTD”) and assessment of preliminary signs of anti-tumor activity. Additionally, the trial will explore the use of circulating tumor cells (which we refer to as “CTCs”), cell-free DNA (which we refer to as “cfDNA”) and Hemoglobin F as pharmacodynamic markers of disease burden, drug effect, and tumor response.

Salarius initiated this trial in the third quarter of 2018. One patient has been treated at the first dose level and did not exhibit any drug-related grade 2 or greater adverse events during the 28-day cycle. Safety data from this patient allowed dose level one to be cleared. In January 2019, Salarius began treating a patient on dose level 2. Dose escalation levels are shown in the table below.

Dose Level	Twice Daily Dose (mgs)	Percent increase from preceding dose level	Total Daily Dose (mgs)
1	75	—	150
2	150	100%	300
3	300	100%	600
4	600	100%	1200
5	900	50%	1800
6	1200	33%	2400
7	1500	25%	3000

Salarius has five active sites: Children’s Hospital Los Angeles, Moffit Cancer Center, Dana-Farber Cancer Institute, MD Anderson Cancer Center and Johns Hopkins All Children’s Hospital and is considering opening three additional sites. More details can be found on clinicaltrials.gov using Identifier NCT03600649.

Advanced Solid Tumors: Trial Design

Salarius’ second company-sponsored trial is in Advanced Solid Tumors. It is an open-label, dose ranging Phase 1 trial of SP-2577 in patients with advanced cancers, excluding Ewing sarcoma. The clinical trial follows a similar format to the Ewing sarcoma trial. It will consist of a dose escalation and dose expansion phase and Salarius hopes to enroll up to 50 patients. Patients must be diagnosed with advanced or recurrent, histologically or cytologically confirmed, solid malignancy that is either metastatic or unresectable.

The primary objectives of this clinical trial are to study the safety and tolerability of SP-2577. Secondary objectives include pharmacokinetic assessment, food effects on drug pharmacokinetics, determination of the MTD and assessment of preliminary signs of anti-tumor activity. Additionally, the trial will look at exploratory markers such as CTCs, cfDNA and Hemoglobin F and other biomarkers depending on the cancer type (PSA for prostate cancer patients) to assess disease burden, drug effect, and tumor response. Salarius intends to start screening potential patients in the first half of 2019.

Salarius Strategic Collaborations and License Agreements

License Agreements With The University of Utah

On August 3, 2011 Salarius entered into an Exclusive License Agreement with the University of Utah Research Foundation for patent rights protecting SP-2577 and related compounds. The patent rights were for a provisional patent and The University of Utah received a small equity stake in Salarius as partial consideration for the license.

In further consideration of the rights granted by the University of Utah, Salarius agreed to pay all past patent expenses incurred in filing and prosecuting patent application, and pay all future patent expenses incurred including filing, prosecuting, enforcing and maintaining the patent right.

Under the terms of the University of Utah License Agreement, Salarius may be obligated to make certain future milestone payments and royalties relating to net sales, sublicensees, and successful marketing authorization in specified markets.

HLB Life Sciences (HLBLS)—South Korea

On November 25, 2016, Salarius entered into an Exclusive Pharmaceutical Sublicense Agreement with HLBLS, a South Korean Company for which HLBLS licensed the patent and technology rights related to

SP-2577 mesylate salt in South Korea, and for the right to develop, produce, manufacture, use and sell the drug in South Korea. Salarius received a signing payment upon entering into the agreement and may receive future milestone payments.

Cancer Prevention and Research Institute of Texas (CPRIT)

On May 16th, 2016, Salarius received an $18.7 million matching grant award from CPRIT. Under the terms of the award, funds spent by Salarius on in-scope activities are matched $2 to $1. This is a 3-year award with the potential for two 1-year extensions. Upon commercialization of SP-2577, Salarius is required to pay a percentage of revenue during the revenue term until CPRIT receives a certain percentage of the award. The revenue term is generally defined on a country by country basis as revenue generated under exclusivity. Salarius has yet to claim the full $18.7 million matching grant award but intends to do so in the coming year.

Additionally, if Salarius is required to obtain a license under the intellectual property rights of one or more third parties in order to sell commercial products in any given country, then the revenue sharing percentages may be reduced.

In the event CPRIT receives the aggregate award amount from Salarius, then Salarius will continue to pay CPRIT a reduced revenue sharing percentage in perpetuity of less than one percent of revenue. For clarity, this revenue sharing percentage cannot be reduced as set forth above.

Manufacturing

Salarius does not own or operate manufacturing facilities for the production of SP-2577 or other product candidates that Salarius develops, nor does it have plans to develop its own manufacturing operations in the foreseeable future. Salarius currently depends on third-party contract manufacturers for all its required raw materials, active pharmaceutical ingredients, and finished product candidates for its clinical trials. Salarius currently employs internal resources and third-party consultants to manage Salarius’ manufacturing contractors.

Sales and Marketing

Salarius has not yet defined its sales, marketing or product distribution strategy for SP-2577 or any of Salarius’ other product candidates because its product candidates are still in pre-clinical or early-stage clinical development. Salarius’ commercial strategy may include the use of strategic partners, distributors, a contract sale force, or the establishment of its own commercial and specialty sales force. Salarius plans to further evaluate these alternatives as it approaches approval for one of its product candidates.

Intellectual Property

Salarius has an intellectual property portfolio around its lead compound. A key component of this portfolio strategy consists of seeking patent protection in the United States and in major market countries identified by Salarius as important to business development worldwide. As of January 2019, Salarius has a portfolio of 31 patents and patent applications of which 15 are issued or allowed and 16 are pending applications. This portfolio includes composition of matter and methods of use patents on Salarius’ lead candidate, SP-2577.

In the United States, Salarius’ anticipated first target market, Salarius has two composition of matter patents (US#8,987,335 and US#9,266,838) and two methods of use patents (US#9,642,857, US#9,555,024) protecting SP-2577 and related compounds which will expire in 2032.

In addition to patent protection, Salarius seeks to rely on trade secret protection, trademark protection and know-how to expand its proprietary position around its chemistry, technology and other discoveries and inventions that Salarius consider important to Salarius’ business. Salarius also seeks to protect Salarius’

intellectual property in part by entering into confidentiality agreements with Salarius’ employees, consultants, scientific advisors, clinical investigators and other contractors and by requiring Salarius’ employees, commercial contractors, and certain consultants and investigators, to enter into invention assignment agreements that grant it ownership of any discoveries or inventions made by them. Further, Salarius seeks trademark protection in the United States and internationally where available and when Salarius deems appropriate. Salarius has obtained registrations for the Salarius trademark, which Salarius uses in connection with Salarius’ pharmaceutical research and development services as well as Salarius’ clinical-stage product candidates. Salarius currently has such registrations for Salarius in the United States, Canada and the European Union.

Competition

LSD1 inhibition: Comparative Analysis, Key Features and Benefits

LSD1 is a widely published epigenetic target and has attracted interest from several large pharmaceutical companies. LSD1 helps drive cancer progression through demethylation of histones and by acting as a scaffolding protein within various activator and repressor complexes. According to clinicaltrials.gov, there are 6 LSD1 inhibitors being tested in clinic which are shown in the table below. The listed LSD1 inhibitors are in Phase 1 or 2 trials for a variety of cancer types.

Company	Type	Drug Name	Phase
Salarius	Reversible	SP-2577	Phase 1
Incyte	Irreversible	INCB59872	Phase I/II
Oryzon	Irreversible	ORY-1001 (RG6016)	Phase I/II
Celgene	Reversible	CC-90011	Phase I
Imago	Irreversible	IMG-7289	Phase I
GlaxoSmithKline	Irreversible	GSK2879552	Phase I/II
Takeda	N/A	TAK-418	Phase I

Competitive Differentiations

To the best of Salarius’ knowledge, SP-2577 is differentiated in its ability to effectively inhibit LSD1’s scaffolding properties in addition to LSD1’s demethylation activity. Compared to irreversible LSD1 inhibitors, which make up most of the competition, Salarius’ molecule has a novel binding mechanism (reversible as opposed to irreversible) and binding location (closer to substrate binding site as opposed to the FAD cofactor of LSD1). This was recently demonstrated in a scientific publication with SP-2509, an analogue of SP-2577. Compared to most LSD1 inhibitors in clinical development, SP-2577 inhibits LSD1 in a different manner, which Salarius hypothesizes will grant it therapeutic advantages over irreversible inhibitors. To further justify this hypothesis, Salarius compared the ability of SP-2577 and an irreversible LSD1 inhibitor, specifically GSK-LSD1 (analogue to GSK’s clinical candidate), to affect cancer cell growth in vitro. SP-2577 was able to inhibit cell growth across various cancer cell types compared to GSK-LSD1.

Government Regulation

FDA Drug Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable United States requirements at any time during the product development process may subject a company to a variety of administrative or judicial sanctions, such as imposition of clinical hold, FDA refusal to approve pending NDAs, warning or untitled letters, withdrawal of approval, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Salarius cannot market a drug product candidate in the United States until the drug has received FDA approval. The steps required before a drug may be marketed in the United States generally include the following:

•	completion of extensive non-clinical laboratory tests and animal studies in accordance with the FDA’s GLP regulations;

•	submission to the FDA of an IND for human clinical testing, which must active effective before human clinical trials may begin;

•	approval by an independent IRB overseeing each clinical site before each trial may be initiated at that site;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the drug for each proposed indication;

•	submission to the FDA of an NDA after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA pre-approval inspection of the nonclinical, clinical and/or manufacturing sites or facilities at which the active pharmaceutical ingredient, (which we refer to as “API”), and finished drug product are produced and tested to assess compliance with cGMPs; and

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Pre-clinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including GLP or GMP. An IND sponsor must submit the results of pre-clinical testing to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin if all other requirements, including IRB review and approval, have been met. If the FDA raises concerns or questions about the conduct of the trial, such as whether human research subjects will be exposed to an unreasonable health risk, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with state and federal regulations, including Good Clinical Practice, or GCP, requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB, for approval of each site at which the clinical trial will be conducted. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess pharmacological actions, side effects associated with increasing doses and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to study metabolism of the drug, pharmacokinetics, the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials, also called pivotal trials, are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases the FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 clinical trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all non-clinical, clinical and other testing and a compilation of data relating to the product’s toxicology, pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees. These fees are typically increased annually. Under the Prescription Drug User Fee Act, (which we refer to as “PDUFA”), guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs.

Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMPs is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post- approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under REMS to ensure that the benefits of the drug outweigh the potential risks. A REMS can include a medication guide, a communication plan for healthcare professionals and elements to assure safe use, such as special training and certification requirements for individuals who prescribe or dispense the drug, requirements that patients enroll in a registry and other measures that the FDA deems necessary to assure the safe use of the drug. The requirement for a REMS can materially affect the potential market and profitability of the drug. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs. Such supplements are typically reviewed within 10 months of receipt.

Orphan Drug Status

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drug candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that costs of research and development of the drug for the indication can be recovered by sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although there may be some increased communication opportunities, orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a drug candidate that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in very limited circumstances, such as if the second applicant demonstrates the clinical superiority of its product or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

As in the United States, designation as an orphan drug for the treatment of a specific indication in the European Union, must be made before the application for marketing authorization is made. Orphan drugs in Europe enjoy economic and marketing benefits, including up to 10 years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan designated product.

The FDA and foreign regulators expect holders of exclusivity for orphan drugs to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the orphan drug.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for development and review of new drug products that meet certain criteria. Specifically, new drug products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request that the FDA designate the drug as a Fast Track product at any time during the clinical development of the product. For a Fast Track-designated product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug product designated for priority review in an effort to facilitate the review. Salarius has received FDA designation as a potential treatment for a rare pediatric disease for the use of SP-2577 in Ewing’s Sarcoma. Should SP-2577 prove to efficacious in this disease with a positive benefit/risk ratio, Salarius would receive a Priority Review Voucher. The Priority Review Voucher is transferable and may be sold.

Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug product subject to accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

In addition, under the provisions of FDA Safety and Innovation Act, (which we refer to as “FDASIA”), the FDA established the Breakthrough Therapy Designation which is intended to expedite the development and review of products that treat serious or life-threatening diseases or conditions. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the features of Fast Track designation, as well as more intensive FDA interaction and guidance. The Breakthrough Therapy Designation is distinct from both accelerated approval and priority review, but these can also be granted to the same product candidate if the relevant criteria are met. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. Requests for breakthrough therapy designation will be reviewed within 60 days of receipt, and FDA will either grant or deny the request.

Fast Track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process by allowing for approval based on a surrogate endpoint likely to predict clinical benefit of the underlying drug, rather than through a direct measure of clinical benefit. Even if Salarius receives one of these designations for its product candidates, the FDA may later decide that its product candidates no longer meet the conditions for qualification. In addition, these designations may not provide Salarius with a material commercial advantage.

Post-Approval Requirements

Once an NDA is approved, a product may be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet and social media. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, surveillance to monitor the effects of an approved product, or restrictions on the distribution or use of the product. In addition, quality- control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects’ entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Foreign Regulation

In order to market any product outside of the United States, Salarius would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of Salarius’ products. Whether or not Salarius obtains FDA approval for a product, Salarius would need to obtain the necessary approvals by the comparable foreign regulatory authorities before Salarius can commence clinical trials or marketing of the product in foreign countries and jurisdictions.

Some countries outside of the United States have a similar process that requires the submission of a clinical trial application, or CTA, much like the IND prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, a clinical trial may proceed in that country. To obtain regulatory approval to commercialize a new drug under European Union regulatory systems, Salarius must submit a marketing authorization application, or MAA. The MAA is similar to the NDA, with the exception of, among other things, country-specific document requirements.

In Canada, biopharmaceutical product candidates are regulated by the Food and Drugs Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate of Health Canada, or TPD. Before commencing clinical trials in Canada, an applicant must complete pre-clinical studies and file a CTA with the TPD. After filing a CTA, the applicant must receive different clearance authorizations to proceed with Phase 1 clinical trials, which can then lead to Phase 2 and Phase 3 clinical trials. To obtain regulatory approval to commercialize a new drug in Canada, a new drug submission, or NDS, must be filed with the TPD. If the NDS demonstrates that the product was developed in accordance with the regulatory authorities’ rules, regulations and guidelines and demonstrates favorable safety and efficacy and receives a favorable risk/benefit analysis, the TPD issues a notice of compliance which allows the applicant to market the product.

Other Healthcare Laws

Although Salarius currently does not have any products on the market, Salarius’ current and future business operations may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which Salarius conducts its business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting and physician sunshine laws. Some of Salarius’ pre-commercial activities are subject to some of these laws.

The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer or a party acting on its behalf to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other.

Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of this law are punishable by up to five years in prison, and can also result in criminal fines, civil money penalties and exclusion from participation in federal healthcare programs.

Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed. Persons and entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, Salarius’ future activities relating to the reporting of wholesaler or estimated retail prices for Salarius’ products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for Salarius’ products, and the sale and marketing of Salarius’ products, are subject to scrutiny under this law. Penalties for federal civil False Claims Act violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, False Claims Act violations may also implicate various federal criminal statutes.

HIPAA created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third- party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of Salarius’ products are sold in a foreign country, Salarius may be subject to similar foreign laws.

HIPAA, as amended by HITECH, and their implementing regulations, including the final omnibus rule published on January 25, 2013, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties.

The ACA imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and other transfers of value provided to physicians and teaching hospitals, as well as certain ownership and investment interests held by physicians and their immediate family members.

Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for “knowing failures.” Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

Because Salarius intends to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, Salarius intends to develop a comprehensive compliance program that establishes internal control to facilitate adherence to the rules and program requirements to which Salarius will or may become subject. Although the development and implementation of compliance programs designed to establish internal control and facilitate compliance can mitigate the risk of investigation, prosecution, and penalties assessed for violations of these laws, the risks cannot be entirely eliminated.

If Salarius’ operations are found to be in violation of any of such laws or any other governmental regulations that apply to Salarius, Salarius may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of Salarius’ operations, exclusion from participation in federal and state healthcare programs and individual imprisonment, any of which could adversely affect Salarius’ ability to operate its business and its financial results.

Health Reform

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect Salarius’ future results of operations. There have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs.

In particular, the ACA has had, and is expected to continue to have, a significant impact on the healthcare industry. The ACA was designed to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA revised the definition of “average manufacturer price” for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and imposed a significant annual fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may require Salarius to modify Salarius’ business practices with healthcare providers and entities, and a significant number of provisions are not yet, or have only recently become, effective.

Salarius continues to evaluate the effect that the ACA will have on Salarius’ business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of its product candidate.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. These included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, the Drug Supply Chain Security Act, imposes new obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing, which will be phased in over several years beginning in 2016. Among the requirements of this legislation, manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers will also be required to verify that purchasers of the manufacturers’ products are appropriately licensed. Further, under this new legislation, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Coverage and Reimbursement

Sales of Salarius’ product candidates, once approved, will depend, in part, on the extent to which the costs of Salarius’ products will be covered by third-party payors, such as government health programs, private health insurers and managed care organizations. Third-party payors generally decide which drugs they will cover and establish certain reimbursement levels for such drugs. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government (through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use its products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of its products. Sales of Salarius’ product candidates, and any future product candidates, will therefore depend substantially on the extent to which the costs of Salarius’ product candidates, and any future product candidates, will be paid by third-party payors. Additionally, the market for Salarius’ product candidates, and any future product candidates, will depend significantly on access to third-party payors’ formularies without prior authorization, step therapy, or other limitations such as approved lists of treatments for which third-party payors provide coverage and reimbursement. Additionally, coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require Salarius to provide scientific and clinical support for the use of Salarius’ products to each payor separately and will be a time-consuming process.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs and increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls and transparency requirements, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit Salarius’ net revenue and results. If these third-party payors do not consider Salarius’ products to be cost-effective compared to other therapies, they may not cover Salarius’ products once approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow Salarius to sell its products on a profitable basis. Decreases in third-party reimbursement for Salarius’ products once approved or a decision by a third-party payor to not cover its products could reduce or eliminate utilization of Salarius’ products and have an adverse effect on its sales, results of operations and financial condition. In addition, state and federal healthcare reform measures have been and will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Salarius’ products once approved or additional pricing pressures.

Facilities

Salarius is housed in the Johnson & Johnson, JLABS facility, located at the Texas Medical Center in Houston, Texas.

Employees

As of December 31, 2018, Salarius had 10 employees. Salarius has never had a work stoppage, and none of its employees is represented by a labor organization or under any collective bargaining arrangements. Salarius considers its employee relations to be good.

Legal Proceedings

Salarius is not currently a party to any legal proceeding that Salarius believes would have a material adverse effect on its business, financial condition, or results of operations.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of January 31, 2019, with respect to shares of Flex Pharma common stock that may be issued under our existing compensation plans:

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders:
2014 Equity Incentive Plan	443,931	$5.10
2015 Equity Incentive Plan (1)	1,853,105	$3.86	2,487,140
2015 Employee Stock Purchase Plan	—	$—	894,690
Equity compensation plans not approved by shareholders:
None	—	$—	—

(1) All shares issuable upon exercise of options.

SALARIUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information and Data—Selected Historical Financial Data of Salarius” in this proxy statement/prospectus/information statement and the financial statements of Salarius and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of Salarius’ financial condition and results of operations is intended to assist the reader in understanding and assessing significant changes and trends related to the results of operations and financial position. It contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Salarius’ operations, development efforts and business environment, including those set forth in the section titled “Risk Factors—Risks Related to Salarius” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Salarius as of the date hereof, and Salarius assumes no obligation to update any such forward-looking statement.

Overview

Salarius Pharmaceuticals, LLC (which we refer to as “Salarius”),—is a clinical-stage biotechnology company focused on developing effective cancer treatments for patients who need them most. Salarius’ lead compound, Seclidemstat, is in a Phase 1 clinical trial to treat patients with Ewing sarcoma, a devastating pediatric bone cancer with no targeted therapies currently available. Salarius was founded in 2011 from technology licensed out of the University of Utah and is located in Houston, Texas.

Salarius has no products approved for commercial sale and has not generated any revenue from product sales. From inception to September 30, 2018, Salarius has raised net cash proceeds of approximately $4.2 million from the sale of membership units and received $9.6 million in grants, primarily from the Cancer Prevention and Research Institute of Texas (which we refer to as “CPRIT”).

Salarius has never been profitable and has incurred operating losses in each year since inception. Salarius’ net losses were $0.6 million for the nine months ended September 30, 2018, and $1.7 million and $1.2 million for the years ended December 31, 2017 and 2016, respectively. As of September 30, 2018, Salarius had a members’ deficit of $1.5 million. Substantially all of Salarius’ operating losses resulted from expenses incurred in connection with its research and development programs and from general and administrative costs associated with its operations.

Salarius expects to incur significant expenses and increasing operating losses for at least the next several years as Salarius initiates and continues the clinical development of, and seeks regulatory approval for, its product candidates, adds personnel necessary to operate as a public company, upon closing of the merger, and works to develop an advanced clinical pipeline of product candidates. Salarius expects that its operating losses will fluctuate significantly from quarter-to-quarter and year-to-year due to timing of clinical development programs and efforts to achieve regulatory approval.

As of September 30, 2018, Salarius had cash and cash equivalents of $4.8 million. In addition, Salarius held $1.3 million in escrow related to the sales of Series A Preferred units. These funds were being held in escrow until the minimum financing threshold of $2.0 million was achieved. These amounts are classified as restricted cash on Salarius’ balance sheet as of September 30, 2018 included elsewhere in this proxy statement/ prospectus/information statement. The minimum funding threshold was achieved subsequent to September 30, 2018.

Salarius believes that its cash and cash equivalents currently on hand are sufficient to fund its anticipated operating and capital requirements through at least second quarter of 2020, however Salarius will continue to require substantial additional capital to continue its clinical development activities. Accordingly, Salarius will need to raise substantial additional capital to continue to fund its operations. The amount and timing of Salarius’ future funding requirements will depend on many factors, including the pace and results of its development, regulatory and commercialization efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on Salarius’ financial condition and its ability to develop and commercialize its product candidates.

Recent Events

On January 3, 2019, Salarius and Flex Pharma and Falcon Acquisition Sub, LLC, or “Merger Sub”, a wholly owned subsidiary of Flex Pharma, entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Salarius, with Salarius continuing as the surviving company and as a wholly owned subsidiary of Flex Pharma.

The Merger Agreement (i) values Flex Pharma at $10.5 million, subject to adjustment, on a dollar-for-dollar basis, based on Flex Pharma’s net cash balance at the closing of the merger compared to a target net cash of $3.3 million, and (ii) values Salarius at $36.6 million, subject to adjustment, on a dollar-for-dollar basis, based on the sale of Series A Preferred units pursuant to subscription agreements that Salarius entered into prior to the Merger Agreement compared to the target sale of $7.0 million of Series A Preferred units.

At the closing of the merger, each outstanding common unit, profits interest common unit and Series A Preferred unit of Salarius will convert into the right to receive shares of Flex Pharma’s common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to an anticipated reverse stock split of Flex Pharma’s common stock, as described below) at the conversion ratio formulae described in the Merger Agreement. Under those formulae, immediately following the effective time of the merger, Flex Pharma’s current stockholders will own approximately 19.9% of the combined company (on a partially-diluted basis, excluding the effect of certain options and the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders) and Salarius’ current members will own approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options and the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders). For purposes of calculating the conversion ratios, the number of outstanding shares of Flex Pharma’s common stock immediately before the merger takes into account the dilutive effect of approximately 849,610 shares of Flex Pharma’s common stock underlying options outstanding as of January 3, 2019 that have an exercise price less than or equal to $1.35 per share of Flex Pharma’s common stock. Approximately 1,447,426 shares of Flex Pharma’s common stock underlie options outstanding as of January 3, 2019 that have an exercise price greater than $1.35 per share of Flex Pharma’s common stock.

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a warrant to purchase shares of Flex Pharma’s common stock (which we refer to as a “Warrant”) six months and one day following the closing date of the merger.

The Warrants will contain customary terms and conditions, provided that the Warrants:

•

will have an exercise price per share of Flex Pharma’s common stock equal to the fair market value of a share of Flex Pharma’s common stock on the closing date of the merger (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Flex Pharma’s common stock);

•	will be immediately exercisable upon receipt, which receipt will be six months and one day following the closing date of the merger;

•	will be exercisable for five years after receipt;

•	will be subject to a cashless exercise, at the option of Flex Pharma, under certain circumstances; and

•

will be exercisable, in the aggregate, with respect to that number of share of Flex Pharma’s common stock equal to the Warrant Aggregate Value (as defined in the Merger Agreement) divided by the value (determined using the Black-Scholes-Merton option pricing formula) of a warrant to purchase a share of Flex Pharma’s common stock on the closing date of the merger.

The Warrant Aggregate Value generally represents the difference between (i) Flex Pharma’s value and (ii) the value of Flex Pharma’s common stock that Flex Pharma’s current stockholders will have in the combined entity. Accordingly, the Warrant Aggregate Value will be based in part on Flex Pharma’s net cash balance at the time of closing of the merger and adjusted for the amount of additional financing consummated by Salarius at or before the closing of the merger, as further described in the Merger Agreement.

Concurrent with the execution of the Merger Agreement, certain officers, directors and stockholders of Flex Pharma holding approximately 0.5% of the outstanding Flex Pharma Common Stock and certain officers, managers and members of Salarius holding approximately 35% of the Salarius membership units have entered into lock-up agreements pursuant to which they accepted certain restrictions on transfers of shares of Flex Pharma common stock for the 180-day period following the closing of the merger.

The Merger Agreement contains certain termination rights for both Flex Pharma and Salarius, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $0.35 million, or in some circumstances either party may be required to reimburse the other party’s expenses up to a maximum of $0.2 million. In addition, in certain specified circumstances, Salarius may be required to pay Flex Pharma a termination fee of $1.0 million.

At the Effective Time of the Merger, the Flex Pharma board of directors is expected to consist of seven members, six of whom will initially be designated by Salarius and one of whom will initially be designated by Flex Pharma.

Prior to entering into the Merger Agreement, certain existing members of Salarius committed to purchase, prior to consummation of the Merger, Series A Preferred units of Salarius for an aggregate purchase price of approximately $4.3 million, including $1.3 million held in escrow at September 30, 2018; the purchases were consummated and units issued on October 24, 2018. Additionally, certain third-parties and current investors committed to purchase, prior to consummation of the merger, shares of Salarius’ Series A Preferred units for an aggregate purchase price of approximately $6.4 million. The Series A Preferred financing was closed on December 28, 2018.

Components of Operating Results

Revenue

Salarius has no products approved for commercial sale and has not generated any revenue from product sales. Salarius’ revenue has, to date, derived solely from the CPRIT Grant. Prior to January 1, 2018, Salarius recognized revenue in accordance with ASC 958-605, Not-For-Profits, and ASC 605, Revenue Recognition. Under ASC 605, revenue is recognized once: i) persuasive evidence of an arrangement exists; ii) delivery has occurred or services have been rendered; iii) the seller’s price to the buyer is fixed or determinable; and iv) collectability is reasonably assured. To date, Salarius has not earned or recognized any revenue that resulted from a contract with a customer.

Revenue is recognized when qualifying costs are incurred and there is reasonable assurance that the conditions of the award have been met for collection. Proceeds received prior to the costs being incurred or the conditions of the award being met are recognized as deferred revenue until the services are performed and the conditions of the award are met

On January 1, 2018, Salarius adopted a new accounting standard for the recognition of revenue related to contracts with customers and changes Salarius’ revenue recognition policies accordingly. Under the new standard (i.e., ASC 606), revenue is recognized as a proportionate allocation of the customer consideration based standalone selling price of each performance obligation as each performance obligation is satisfied. Salarius has not earned any revenue that would meet the requirements of ASC 606, therefore no retrospective analysis or adjustments were required. Upon identifying that ASC 606 was not applicable to Salarius’ revenue transactions, Salarius applied ASC 958 guidance for accounting for contributions, which is analogous.

In the future, Salarius may generate revenue by entering into licensing arrangements or strategic alliances. To the extent it enters into any license arrangements or strategic alliances, Salarius expects that any revenue it generates will fluctuate from quarter-to-quarter as a result of the timing of its achievement of pre-clinical, clinical, regulatory and commercialization milestones, if at all, the timing and amount of payments relating to such milestones, as well as the extent to which any of Salarius’ products are approved and successfully commercialized by Salarius. If Salarius fails to develop product candidates in a timely manner, obtain regulatory approval for them, or commercialize them, Salarius’ ability to generate future revenues, and its results of operations and financial position would be adversely affected.

Research and Development Expenses

Research and development expenses consist of costs associated with Salarius’ research activities, including its product discovery efforts and the development of its product candidates. Salarius’ research and development expenses include:

•	employee-related expenses, including salaries, benefits, and stock-based compensation, for research and development employees;

•

external research and development expenses incurred under arrangements with third parties, such as contract research organizations, contract manufacturing organizations, consultants, and Salarius’ scientific advisors;

•	license fees; and

•

facilities, information technology, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory and other supplies.

Salarius records research and development expenses as incurred. Salarius accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received. Salarius is currently spending the vast majority of its research and development resources on its one lead development program.

Research and development activities have been central to Salarius’ business model. As drug candidates move through the following phases of development, costs increase as drug product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials:

Phases of New Drug Development

Discovery Research Phase: The earliest phase of new drug research and development, which may last for many years. During this phase of development, scientists identify, design, and synthesize promising molecules. These molecules are screened for their effect on biological targets that appear to play an important role in one or more diseases. The biological targets may be a part of the body, (i.e., a protein, receptor, gene, etc.) or foreign (e.g., a virus or bacteria). Some targets have been proven to affect disease processes while others may be unproven or are later proven to be irrelevant or insignificant to the disease. The probability of any one candidate molecule becoming a commercial product is extremely low.

Early Development Phase: The early development phase involves refining candidate molecules, identifying an efficient manufacturing process, and completing initial testing for safety and efficacy. Safety testing is done first in laboratory tests and animals as necessary, to identify toxicity and other potential safety issues that would preclude human use. In general, the first human tests (i.e., Phase I) are conducted in small groups of healthy volunteers or patients to assess safety and find the potential dosing range. After a safe dose range has been established, the drug is typically administered to small populations of patients (Phase II) to look for initial signs of efficacy in treating the targeted disease or biomarkers of the disease as well as to continue to assess the candidate molecules’ safety. The identification of a safe, economical, and effective manufacture process is performed concurrently with the initial testing. Of the molecules that enter the early development phase, approximately 10 percent move on to production phase. This phase may take several years to complete for a successful pharmaceutical product.

Product Phase: Product phase (i.e., Phase III) molecules have met initial safety and efficacy requirements. As such, these molecules have a higher probability of success and are tested in much larger patient populations to further demonstrate efficacy to a level of statistical significance and to further develop the pharmaceutical product’s safety profile, both of which are needed to submit the molecule to regulatory agencies. The potential new drug is general compared with existing competitive therapies, placebo, or both. The data from these tests is compiled and submitted to the applicable regulatory agencies. The duration of Phase III testing varies but often lasts from three to four years.

Submission Phase: Once a pharmaceutical product is submitted for regulatory review, the time to marketing approval may vary between several months to several years, depending on a number of variables (e.g., disease state, strength and complexity of test data, agency evaluation time). There is no guarantee that a potential medicine will receive marketing approval or that such approval will be consistent across geographic areas.

Salarius expects its research and development expenses to increase for the foreseeable future as Salarius continues to conduct its ongoing regulatory and clinical activities, initiates new pre-clinical and clinical trials and build its pipeline. The process of commercialization, conducting clinical trials and pre-clinical studies necessary to obtain regulatory approval is costly, time consuming, and risky. Salarius may never succeed in achieving marketing approval for any of Salarius’ product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of employee salaries and benefits, including stock-based compensation, related to Salarius’ executive, financing, accounting, legal, business development and support functions as well as costs related to supporting Salarius’ operations including consulting, facilities and other costs.

If Salarius completes the merger, Salarius would become a publicly-traded company and would expect to incur significant additional costs associated with operating as a public company. These increases will likely include legal fees, accounting fees, directors’ and officers’ liability insurance premiums, and compliance costs.

Other income (expense), net

Other income (expense) consists primarily of interest income and expense. This account may also contain non-operating income or expense as realized or incurred. Salarius earns interest income from interest-bearing accounts and money market funds for cash and cash equivalents.

Critical Accounting Polices and Estimates

This management discussion and analysis of financial condition and results of operations is based on Salarius’ financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of these financial statements requires Salarius to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, Salarius evaluates these estimates and judgments. Salarius bases its estimates on historical experience and on various assumptions that Salarius believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. Salarius believes that the accounting policies discussed below are critical to understanding Salarius’ historical and future performance, as these policies relate to the more significant areas and may include judgments and estimates.

Revenue Recognition

Salarius’ revenue has, to date, derived solely from the CPRIT Grant. Prior to January 1, 2018, Salarius recognized revenue in accordance with ASC 958-605, Not-For-Profits, and ASC 605, Revenue Recognition. Under ASC 605, revenue is recognized once: i) persuasive evidence of an arrangement exists; ii) delivery has occurred or services have been rendered; iii) the seller’s price to the buyer is fixed or determinable; and iv) collectability is reasonably assured. To date, Salarius has not earned or recognized any revenue that resulted from a contract with a customer.

On January 1, 2018, Salarius adopted a new accounting standard for the recognition of revenue related to contracts with customers and changed Salarius’ revenue recognition policies accordingly. Under the new standard (i.e., ASC 606), revenue is recognized as a proportionate allocation of the customer consideration based standalone selling price of each performance obligation as each performance obligation is satisfied. Salarius has not earned any revenue that would meet the requirements of ASC 606, therefore no retrospective analysis or adjustments were required. Upon identifying that ASC 606 was not applicable to Salarius’ revenue transactions, Salarius applied ASC 958 account for non-exchange (i.e., contribution) type transactions as no other explicit guidance is available for accounting for contributions by a for-profit entity.

The CPRIT Grant was deemed to be a conditional, non-exchange contribution for which revenue is recognized when qualifying costs are incurred and there is reasonable assurance that the conditions of the award have been met for collection. Proceeds received prior to the costs being incurred or the conditions of the award being met are recognized as deferred revenue until the services are performed and the conditions of the award are met.

Clinical Trial and Pre-Clinical Study Accruals

Salarius makes estimates of its accrued expenses as of each balance sheet date in Salarius’ financial statements based on certain facts and circumstances at that time. Salarius’ accrued expenses for pre-clinical studies and clinical trials are based on estimates of costs incurred for services provided by clinical research organizations, manufacturing organizations, and for other clinical trial related activities at clinical trial sites. Payments under Salarius’ agreements with external service providers depend on a number of factors such as site initiation, patient screening, enrollment, delivery of reports, and other events. In accruing for these activities, Salarius obtains information from various sources and estimates level of effort or expense allocated to each period. Adjustments to Salarius’ research and development expenses may be necessary in future periods as its estimates change. As these activities are generally material to Salarius’ overall financial statements, subsequent changes in estimates may result in a material change in its accruals.

Equity-Based Compensation

Salarius issues, at no cost, Profits Interest Common Units (PICUs) to employees, members of the board of managers and non-employees as incentive and in exchange for services. Certain of the PICUs were issued as fully vested, while others are subject to vesting terms. Upon issuance, Salarius establishes a threshold value for the PICUs. This threshold value establishes the level at which the holder can begin to participate in the profits of Salarius. Salarius accounts for equity-based compensation expense related to PICUs by estimating the fair value of each award on the date of grant using the third-party valuation. PICUs, like common units, are class of equity with voting rights that are equal to common units but junior to Series A Preferred units for liquidation purposes. Salarius recognizes equity-based compensation expense on a straight-line basis over the vesting term.

Salarius accounts for PICUs issued to non-employees by valuing the units using a third-party valuation estimating the current fair value of such awards on the vesting date or the date when a performance commitment (as applicable) has otherwise been reached.

Results of Operations

Comparison of the nine months ended September 30, 2018 and 2017

The following table summarizes Salarius’ results of operations for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30, 2018 (unaudited)	Nine Months Ended September 30, 2017 (unaudited)
Revenue	$1,312,752	1,830,665
Research and development expenses	803,846	1,662,388
General and administrative expenses	1,093,596	1,103,608
Other income/(expense), net	6,924	1,218
Net income/(loss)	(577,766)	(934,113)

Revenue

Revenue was $1.3 million for the nine months ended September 30, 2018 compared to $1.8 million during the nine months ended September 30, 2017, which was derived solely from the CPRIT Grant. The decrease in revenue from the CPRIT Grant was due to a decrease in overall expenses which resulted in a decrease in the amount of expenses reimbursed under the grant. Given the nature of the development process, grant revenues will fluctuate depending on the stage of development and the timing of expenses.

As of September 30, 2018, Salarius had $4.6 million of deferred revenue, which consisted of payments received from the CPRIT Grant that had not yet been recognized. This deferred revenue is expected to be recognized through 2019.

Research and Development Expenses

Research and development expenses were $0.8 million during the first nine months of 2018 compared to $1.7 million during the nine months ended September 30, 2017. This decrease of $0.9 million was principally due to delays in starting clinical trials, which began in September 2018, as well as the transition from tablet manufacturing development in fiscal year 2017 to awaiting Investigational New Drug (which we refer to as “IND”), application approval, identifying voluntary patient participants, and initializing clinical trials in the first nine months of 2018. Furthermore, IND application preparation efforts were performed during the first nine months of 2017. No regulatory application or filing preparation costs were incurred during the first nine months of 2018; as a result, research and development costs declined further by $0.2 million. IND application approval as received in March 2018.

General and Administrative Expenses

General and administrative expenses were $1.1 million for the nine months ended September 30, 2018 compared to $1.1 million for the nine months ended September 30, 2017. This minimal decrease was principally due to decreased intellectual property legal expenses in 2018 compared to 2017, due to upfront payments on the patent registrations.

Other income/(expense), net

For the nine months ended September 30, 2018 and September 30, 2017, Salarius received approximately $7,000 in net interest income from money markets and interest-bearing savings accounts. The de minimis increase, period over period, was due to interest income from higher invested cash balances in 2018 compared to 2017.

Comparison of the years December 31, 2017 and 2016

The following table summarizes Salarius’ results of operations for the years ended December 31, 2017 and 2016:

	Years Ended December 31,
	2017	2016
Revenue	$1,851,892	$2,553,084
Research and development expenses	2,129,672	3,459,824
General and administrative expenses	1,471,067	817,485
Other income (expense), net	1,512	500,497
Net loss	(1,747,335)	(1,223,728)

Revenue

Revenue was $1.9 million for the year ended December 31, 2017 compared to $2.6 million during the year ended December 31, 2016, which was derived solely from the CPRIT Grant. The decrease in revenue from the CPRIT Grant was due to a decrease in overall expenses which resulted in a decrease in the amount of expenses reimbursed under the grant.

Research and Development Expenses

Research and development expenses were $2.1 million for the year ended December 31, 2017 compared to $3.5 million for the year ended December 31, 2016. During fiscal year 2017, Salarius’ research and development activities were primarily related to improving the tablet manufacturing process; while during fiscal year 2016, manufacturing process as well as pre-clinical work was being performed. The decrease of $1.4 million was principally due to the transition in focus from the higher cost pre-clinical and overall manufacturing processes work in 2016 to a lower cost tablet manufacturing process in 2017. Additionally, during fiscal year 2017, delays occurred in the tablet manufacturing development process which further reduced costs.

General and Administrative Expenses

General and administrative expenses were $1.5 million for the year ended December 31, 2017 compared to $0.8 million for the year ended December 31, 2016. The $0.7 million increase was principally due to salaries and wages incurred for personnel being hired after second quarter 2016 when the grant from CPRIT was received.

Other Income (Expense), Net

Other income/(expense), net was $1,512, for fiscal year 2017 and $0.5 million for fiscal year 2016. In fiscal year 2016, Salarius sold license rights to manufacture and sell Seclidemstat for the South Korean market once the drug obtains regulatory approval. In exchange for the license rights to manufacture and sell Seclidemstat, Salarius received $0.5 million. The remainder of the difference is due to changes in interest income from higher invested cash balances in 2017.

Liquidity and Capital Resources

From inception to September 30, 2018, Salarius has received net cash of approximately $13.8 million, including $9.6 million from the CPRIT Grant. Additional cash proceeds have been obtained from the sale of equity in Salarius. As of September 30, 2018, Salarius had $4.8 million in cash and cash equivalents and $1.3 million of restricted cash. The restricted cash relates to cash received for Series A Preferred units, for which the minimum financing requirement had not been met as of September 30, 2018. The following table shows a summary of Salarius’ cash flows for the years ended December 31, 2017 and 2016 and for the nine months ended September 30, 2018 and 2017:

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2016	2018	2017
Net cash (used in) provided by:
Operating activities	$(1,456,176)	$38,101	$3,789,651	$(950,811)
Investing activities	(31,819)	(88,147)	—	(16,819)
Financing activities	962,000	578,000	1,741,310	762,000

Net increase (decrease) in cash and cash equivalents	$(525,995)	$527,954	$5,530,961	$(205,630)

Operating Activities

Cash provided by operating activities was $3.8 million for the nine months ended September 30, 2018 as compared to cash used of $1.0 million for the nine months ended September 30, 2017. The increase of $4.8 million was due to: a decrease in net loss of approximately $0.4 million, an increase in equity-based compensation of $0.1 million, an increase in deferred revenue cash inflows of $3.5 million due to the timing of receipts under the CPRIT grant and an inflow of restricted cash of $1.3 million related to the sale of Series A Preferred units. These inflows were offset by increased operating cash outflows related to prepaid expenses of $0.3 million due to increases in clinical insurance and clinical trial costs and an increase in the outflow of cash for accounts payable of $0.4 million due to the timing of payments. The increase in the CPRIT grant was principally the result of a receipt of $5.0 million in 2018 upon reaching a milestone under the grant. The CPRIT grant contains project milestones based upon the progression of research and development, including regulatory filings and clinical trials.

Cash used in operating activities was $1.5 million for the year ended December 31, 2017 as compared to cash provided by operating activities of $38,101 for the year ended December 31, 2016. The decrease of $1.5 million was principally due to: an increase in net loss of approximately $0.5 million, a decrease in inflows from accounts payable of $0.3 million due to the timing of payments and a decrease in deferred revenue cash inflows of $0.7 million due to the timing of receipts under the CPRIT grant.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2018 as well as the years ended December 31, 2017 and 2016 related to equipment purchases and additions to intangible assets in each period, including the branding of Seclidemstat and purchase of laboratory equipment in 2016.

Financing Activities

Net cash provided by financing activities was $1.7 million for the nine months ended September 30, 2018 resulting primarily from the cash raised through the sale of Series A Preferred units. Net cash provided by financing activities was $0.8 million for the nine months ended September 30, 2017 resulting from the sale of Series 1 Preferred units.

Net cash provided by financing activities was $1.0 million for the year ended December 31, 2017 as compared to $0.6 million during the year ended December 31, 2016. During 2017, Salarius received $0.9 million from the sale of Series 1 Preferred units. During 2016, Salarius received $0.6 million from the issuance of common units and the Series 1 Preferred units.

Future Capital Requirements

Salarius has not generated any revenue from product sales. Salarius does not know when, or if, it will generate any revenue from product sales. Salarius does not expect to generate any revenue from product sales unless and until Salarius obtains regulatory approval for and commercializes any of its product candidates. At the same time, Salarius expects its expenses to increase in connection with its ongoing development and manufacturing activities, particularly as Salarius continues the research, development, manufacture and clinical trials of, and seeks regulatory approval for, Salarius’ product candidates.

As of September 30, 2018, Salarius had approximately $4.8 million in cash and cash equivalents and $1.3 million in restricted cash related to the sale of Series A Preferred units. Prior to entering into the Merger Agreement, certain existing members committed to purchase, prior to consummation of the merger, shares of Salarius’ Series A Preferred units for an aggregate purchase price of approximately $4.3 million (including $1.3 million held in escrow at September 30, 2018); the purchases were consummated, and shares were issued on October 24, 2018. Additionally, certain third-parties and current investors committed to purchase, prior to consummation of the merger, Series A Preferred units of Salarius for an aggregate purchase price of approximately $6.4 million; the purchases were consummated, and shares issued on December 28, 2018.

Upon the closing of the merger, Salarius expects to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of its product candidates, Salarius anticipates that it will need substantial additional funding in connection with its continuing operations.

Salarius expects its research and development expenses to substantially increase in connection with Salarius’ ongoing activities, particularly as it advances its product candidates in or towards clinical development.

Salarius’ future capital requirements are difficult to forecast and will depend on many factors, including but not limited to:

•	the terms and timing of any strategic alliance, licensing and other arrangements that Salarius may establish;

•	the initiation and progress of Salarius’ ongoing pre-clinical studies and clinical trials for its product candidates;

•	the number of programs Salarius pursues;

•	the outcome, timing and cost of regulatory approvals;

•	the cost and timing of hiring new employees to support Salarius’ continued growth;

•	the costs involved in patent filing, prosecution, and enforcement; and

•	the costs and timing of having clinical supplies of Salarius’ product candidates manufactured.

Salarius believes that its cash and cash equivalents currently on hand are sufficient to fund its anticipated operating and capital requirements through at least second quarter of 2020.

Until Salarius can generate a sufficient amount of product revenue to finance its cash requirements beyond 2020, it expects to finance its future cash needs following the closing of the merger primarily through the issuance of additional equity and potentially through borrowing and strategic alliances with partner companies. To the extent that Salarius raises additional capital following the merger through the issuance of additional equity or convertible debt securities, the ownership interest of Salarius’ stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Salarius’ ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Salarius raises additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Salarius may have to relinquish valuable rights to Salarius’ technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Salarius. If Salarius is unable to raise additional funds through equity or debt financings when needed, Salarius may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates to third parties that Salarius would otherwise prefer to develop and market itself.

Successful development of product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Salarius anticipates it will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate and ongoing assessments as to each product candidate’s commercial potential. Salarius will need to raise additional capital and may seek to do so through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. However, Salarius may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Salarius’ failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and its ability to develop its product candidates.

CPRIT Grant

In June 2016, Salarius was approved for a $18.7 million grant from CPRIT. CPRIT restricts the use of grant funds to allowable expenses, primarily research and development expenses. The CPRIT Grant is expected to partially fund Salarius’ research and development expenses. The CPRIT Grant is effective as of June 1, 2016 and terminates on May 31, 2019, with the ability to extend the termination date.

During 2017 and 2016, Salarius had received $2.6 million and $2.0 million, respectively from CPRIT Grant.

The CPRIT Grant includes a matching funds requirement where Salarius is required to match 33.33% of funding from the CPRIT Grant. Consequently, Salarius is required to raise $9.3 million in matching funds over the three-year project. Matching funds were obtained through the sale of additional units of members’ capital, including common units, Series 1 preferred units, and Series A preferred units.

During 2017 and 2016, Salarius had received approximately $1.6 million and $0.8 million, respectively, in matching funding. As of December 31, 2017 and 2016, Salarius had $7.7 million and $8.5 million, respectively, remaining to be raised over the remaining life of the CPRIT Grant.

As of September 30, 2018, Salarius had received $5 million from the CPRIT Grant and had submitted approximately $2.4 million in allowable expenses to CPRIT for which Salarius has not yet been reimbursed. Salarius expects to have received and expended all of the grant award proceeds by the time the agreement is terminated. As of September 30, 2018, Salarius has received an aggregate amount equal to approximately 50% of the grant award proceeds.

The CPRIT Grant contains a requirement that Salarius pay CPRIT a tiered royalty equal to a low- to mid-single digit percentage of revenue. Such royalty is reduced to less than 1% for as long as Salarius maintains government exclusivity after CPRIT has been repaid a certain percentage of the total CPRIT balances funded and had met its matching funds requirement in full.

License Agreements

On August 3, 2011, Salarius entered into an agreement with the University of Utah Research Foundation (which we refer to as “UURF”), granting Salarius with exclusive license rights to the LSD1 inhibitor, University of Utah case number U-5083, in exchange for a 2% equity ownership in Salarius as well as revenue sharing rights and milestone payments based upon the commercialization of the licensed molecule. The exclusive license rights were granted to Salarius on August 3, 2011 until the end of the term of the last-to-expire of the Patent rights for the LSD1 inhibitor, unless terminated by operation of law or by acts of the parties. Under the UURF licensing agreement, milestone payments are due for the receipt of regulatory approval (i.e., FDA, EMA, and MHLW approval) for a specified amount per agency as well as a milestone payment due on the second anniversary of the first commercial sale of any derivative product from the LSD1 inhibitor. Upon commercial sale, a revenue sharing percentage, based upon net sales, is due to UURF.

Off-Balance Sheet Arrangements

Salarius has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

Recent Accounting Pronouncements

On January 1, 2018, Salarius adopted new accounting standards. The quantitative impacts on Salarius’ prior period condensed financial statements of adopting the following new standards are summarized in the tables within the section titled Impacts to Salarius’ Condensed Financial Statements, further below.

Revenue—Salarius adopted a new accounting standard for the recognition of revenue related to contracts with customers and changes Salarius’ revenue recognition policies accordingly. Generally, the previous revenue recognition standards permitted recognition when persuasive evidence of a contract existed, delivery had occurred, and the seller’s price to the buyer was fixed or determinable. Under the new standard (i.e., ASC 606), revenue is recognized as a proportionate allocation of the customer consideration based standalone selling price of each performance obligation as each performance obligation is satisfied. Salarius has not earned any revenue that would meet the requirements of ASC 606, therefore no retrospective analysis or adjustments were required. Upon identifying that ASC 606 was not applicable to Salarius’ revenue transactions, Salarius applied ASC 958 guidance for accounting for contributions, which is analogous.

Financial Assets and Liabilities—Salarius adopted a new accounting standard for the measurement of fair value (i.e., ASC 820), including the recognition and measurement of financial assets and liabilities, whereby: 1) Certain equity investments to be measured at fair value with changes in fair value now recognized in net income. However, equity investments that do not have readily determinable fair values may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer; 2) A quantitative assessment of equity investments without readily determinable fair values to identify impairment; and 3) Separate presentation of financial assets and liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. There was no impact to Salarius’ condensed financial statements from the adoption of this new standard.

Not-for-Profit Entities—Salarius adopted a new accounting standard for contributions received and made (i.e., ASC 958). The new accounting standard provided greater clarity related to determining whether a transaction is nonreciprocal (i.e., a contribution) or reciprocal (i.e., an exchange subject to either ASC 605 or 606) as well as determining if a contribution is conditional. Salarius adopted the new accounting standard utilizing the modified prospective method in which the amended standard guidance was applied to all agreements 1) not completed as of the date of adoption and 2) entered into after the date of adoption. There was no impact to Salarius’ condensed financial statements from the adoption of this new standard.

Accounting for Modifications of Share-Based Payment Awards—Salarius prospectively adopted the standard (ASC 718), which clarifies that certain changes in the terms or conditions of a share-based payment award be accounted for as a modification. There was no impact to Salarius’ condensed financial statements from the adoption of this new standard.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT FLEX PHARMA MARKET RISK

The market risk inherent in Flex Pharma’s financial instruments and in Flex Pharma’s financial position represents the potential loss arising from adverse changes in interest rates. As of September 30, 2018, Flex Pharma had cash and cash equivalents of $13.0 million. Flex Pharma invests its cash in a variety of financial instruments, principally money market funds, U.S. government securities, investment-grade corporate notes and commercial paper. Flex Pharma’s primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Available-for-sale securities that Flex Pharma invests in are subject to interest rate risk and may fall in value if market interest rates increase. As of September 30, 2018, Flex Pharma’s cash was only invested in money market funds, and Flex Pharma did not have any marketable securities. Therefore, Flex Pharma has minimal market risk related to the fair market value of its portfolio.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the merger of Falcon Acquisition Sub, LLC (which we refer to as “Merger Sub”), a wholly-owned subsidiary of Flex Pharma, with and into Salarius, in a transaction to be accounted for as a reverse acquisition, with Salarius being deemed the acquiring company for accounting purposes. Salarius is considered the accounting acquirer even though Flex Pharma will be the issuer of the common stock in the merger. The following information does not give effect to the proposed reverse stock split described in the section entitled “Matters Being Submitted to a Vote of Flex Pharma’s Stockholders—Proposal 2: Approval of the Reverse Stock Split,” beginning on page [●] of this proxy statement.

The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X.

The following unaudited pro forma condensed combined financial statements are based on Flex Pharma’s historical consolidated financial statements and Salarius’ historical financial statements as adjusted to give effect to the reverse merger of Flex Pharma and Salarius. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 gives effect to the merger as if it took place on September 30, 2018. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2018 and for the year ended December 31, 2017 gives effect to the merger as if it took place on January 1, 2017.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Flex Pharma and Salarius and the sections of this proxy statement entitled “Flex Pharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Salarius’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Flex Pharma’s historical unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 and 2017 and its historical audited consolidated financial statements for the years ended December 31, 2017 and 2016 are included elsewhere in this proxy statement/prospectus/information statement. Salarius’ historical unaudited financial statements for the nine months ended September 30, 2017 and its historical audited financial statements for the nine months ended September 30, 2018 and for the year ended December 31, 2017 and 2016 are also included elsewhere in this proxy statement/prospectus/information statement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2018

	Historical		Pro Forma Adjustments	Note		Pro Forma Combined
	Flex Pharma	Salarius
Assets
Current assets:
Cash and cash equivalents	$12,961,126	$4,758,651				$17,719,777
Restricted cash	—	1,291,647				1,291,647
Accounts receivable	20,993	—				20,993
Inventory	223,519	—				223,519
Prepaid expenses and other current assets	478,746	283,978				762,724

Total current assets	13,684,384	6,334,276	—			20,018,660
Property and equipment, net	127,090	40,652				167,742
Restricted cash	126,595	—				126,595
Intangible assets, net	—	63,067				63,067
Other assets	—	23,000				23,000
Goodwill	—	—	1,102,262	(a	)	1,102,262

Total assets	$13,938,069	$6,460,995	$1,102,262			$21,501,326

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,279,258	$234,859				$1,514,117
Due to related party	—	12,490				12,490
Accrued expenses and other current liabilities	1,554,679	93,850	6,778,557	(c	)	8,427,086
Accrued Series A Preferred units	—	1,290,098				1,290,098
Deferred revenue	—	4,645,354				4,645,354
Deferred rent, current portion	53,919	—				53,919

Total current liabilities	2,887,856	6,276,651	6,778,557			15,943,064

Total liabilities	2,887,856	6,276,651	6,778,557			15,943,064
8% Convertible Series 1 Preferred units	—	1,672,502	(1,672,502)	(a	)	—
Members’ deficit	—	(1,488,158)	1,488,158	(a	)	—

Stockholders’ equity:
Preferred stock	—	—				—
Common stock	1,807	—	5,808	(a	)	7,615
Additional paid-in capital	142,000,936	—	(132,665,880)	(a	)	11,533,172
			2,198,116	(b	)
Accumulated deficit	(130,952,530)	—	133,946,678	(a	)	(5,982,525)
			(2,198,116)	(b	)
			(6,778,557)	(c	)

Total stockholders’ equity (deficit)	11,050,213	(1,488,158)	(5,676,295)			5,558,262

Total liabilities, temporary equity, members’ deficit and stockholders’ equity	$13,938,069	$6,460,995	$1,102,262			$21,501,326

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2017

	Historical		Pro Forma Adjustments	Note		Pro Forma Combined
	Flex Pharma	Salarius
Net product revenue	$1,260,973	—				$1,260,973
Grant revenue	—	1,851,892				1,851,892
Other revenue	13,526	—				13,526

Total revenue	1,274,499	1,851,892	—			3,126,391
Costs and expenses:
Cost of product revenue	506,530	—				506,530
Research and development	16,989,911	2,129,672				19,119,583
Selling, general and administrative	18,503,684	1,471,067				19,974,751

Total costs and expenses	36,000,125	3,600,739	—			39,600,864

Loss from operations	(34,725,626)	(1,748,847)	—			(36,474,473)
Interest income, net	291,964	1,512	—			293,476

Net loss	$(34,433,662)	$(1,747,335)	$—			$(36,180,997)

Net loss attributable to common stockholders	$(34,433,662)	$(1,747,335)	$—			$(36,180,997)

Net loss per share attributable to common stockholders—basic and diluted	$(1.99)	$(201.08)	$—			$(0.39)

Weighted-average number of common shares outstanding—basic and diluted	17,260,626	9,151	76,142,547	(e	)	93,412,324

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

	Historical		Pro Forma Adjustments	Note		Pro Forma Combined
	Flex Pharma	Salarius
Net product revenue	$664,955	—				$664,955
Grant revenue	—	1,312,752				1,312,752
Other revenue	10,120	—				10,120

Total revenue	675,075	1,312,752	—			1,987,827
Costs and expenses:
Cost of product revenue	355,816					355,816
Research and development	11,720,535	803,846				12,524,381
Selling, general and administrative	8,651,808	1,093,596	(95,267)	(d	)	9,650,137

Total costs and expenses	20,728,159	1,897,442	(95,267)			22,530,334

Loss from operations	(20,053,084)	(584,690)	95,267			(20,542,507)

Interest income, net	139,612	6,924				146,536

Net loss	$(19,913,472)	$(577,766)	$95,267			$(20,395,971)

Net loss attributable to common stockholders	$(19,913,472)	$(577,766)	$95,267			$(20,395,971)

Net loss per share attributable to common stockholders—basic and diluted	$(1.11)	$(56.49)	$—			$(0.22)

Weighted-average number of common shares outstanding—basic and diluted	17,999,877	10,743	76,140,955	(e	)	94,151,575

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.	Description of the Transactions and Basis of Presentation

Basis of Presentation

The historical financial statements of Flex Pharma and Salarius have been adjusted in the unaudited proforma condensed combined financial statements to give pro forma effect to events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of operations of the combined company.

The pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had the merger occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Merger

Upon the terms and subject to the conditions set forth in the Merger Agreement dated January 3, 2019, by and among Flex Pharma, Merger Sub and Salarius, Flex Pharma will acquire all the outstanding ordinary shares of Salarius.

Based on the outstanding membership units of Salarius as of the date of the Merger Agreement, Flex Pharma expects to issue 76,151,698 shares of Flex Pharma common stock in the merger in exchange for 100% of the outstanding membership units of Salarius (including Series A Preferred units, common units and profit interest common units). Following the closing of the merger, the members of Salarius are expected to hold approximately 73.0% of the outstanding shares of Flex Pharma common stock (on a fully diluted basis). The relative percentage ownership of the combined company was derived using (1) the number of shares of Flex Pharma common stock expected to be issued to Salarius units holders (2) the number of currently outstanding shares of Flex Pharma common stock (3) the number of all Flex Pharma stock options and restricted stock units currently outstanding and (4) the estimated number of warrants to be issued to Flex Pharma common stockholders based upon the terms of the Merger Agreement.

The merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (which we refer to as “ASC 805”). The Merger will be accounted for as a reverse acquisition with Salarius being deemed the acquiring company for accounting purposes. Under ASC 805, Salarius, as the accounting acquirer, will record the assets acquired and liabilities assumed of Flex Pharma in the merger at their fair values as of the acquisition date.

Salarius was determined to be the accounting acquirer based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the Merger, including: (1) members of Salarius are expected to own approximately 73.0% of the voting interests of the combined company immediately following the closing of the transaction (on a fully diluted basis); (2) the majority of the board of directors of the combined company will be composed of directors designated by Salarius under the terms of the Merger Agreement; and (3) existing members of Salarius management will be the management of the combined company. The ownership of Salarius members on a fully diluted basis was calculated based in part on the terms of the Merger Agreement using a combination of estimates and current information to estimate the dilutive impact of the warrants to be issued to Flex Pharma stockholders in connection with the merger.

Because Salarius has been determined to be the accounting acquirer in the merger, but not the legal acquirer, the merger is deemed a reverse acquisition under the guidance of ASC 805. As a result, upon consummation of the merger, the historical financial statements of Salarius will become the historical financial statements of the combined company.

2.	Preliminary Purchase Price

Pursuant to the Merger Agreement, at the closing of the merger, Flex Pharma expects to issue to Salarius membership unit holders a number of shares of Flex Pharma common stock representing approximately 73.0% of the outstanding shares of common stock of the combined company (on a fully diluted basis). The estimated preliminary purchase price, which represents the consideration transferred to Flex Pharma stockholders in the merger, is calculated based on the fair value of the common stock of the combined company that Flex Pharma stockholders will own as of the closing date of the transaction because, with no active trading market for shares of Salarius, the fair value of the Flex Pharma common stock represents a more reliable measure of the fair value of consideration transferred in the merger. Accordingly, the accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $7.3 million, which consists of the following:

Estimated number of shares of the combined company to be owned by Flex Pharma stockholders(1)	18,072,185
Multiplied by the fair value per share of Flex Pharma common stock(2)	$0.315

Total	5,692,738
Warrant aggregate value(3)	1,556,180

Estimated purchase price	$7,248,918

(1)

The final purchase price will be determined based on the number of shares of common stock of the combined company that Flex Pharma stockholders own as of the closing date of the merger. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares represents 18,069,476 shares of Flex Pharma common stock and 2,709 shares of unvested restricted stock. Consideration related to the fair value of Flex Pharma stock options vested and outstanding at the date of the closing of the merger has been excluded from the calculation as the amount allocated to the acquisition and the post merger expense that will have a continuing impact to the combined company is not considered to be material. The estimated number of shares does not reflect the impact of a proposed reverse stock split that is expected to be effected prior to consummation of the merger.

(2)

The estimated purchase price was based on the closing price as reported on the Nasdaq Global Market on February 8, 2019. The requirement to base the final purchase price on the number of shares of and fair market value of Flex Pharma common stock outstanding immediately prior to the closing of the merger could result in a purchase price and goodwill different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. A 10% increase (decrease) to the Flex Pharma share price from the $0.315 per share price assumed in the unaudited pro forma condensed combined financial information would increase (decrease) the purchase price by $0.6 million, with a corresponding change to the goodwill. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the merger is completed. The actual purchase price will fluctuate until the closing date of the merger, and the final valuation of the purchase consideration could differ significantly from the current estimate.

The following table illustrates the effect of a change in Flex Pharma’s common stock price on the estimated total purchase price and estimated goodwill in the merger:

Change in Stock Price	Flex Pharma Stock Price	Estimated Purchase Price	Estimated Goodwill
Increase of 20%	$0.38	$8,387,466	$2,240,810
Increase of 10%	$0.35	$7,818,192	$1,671,536
Decrease of 10%	$0.28	$6,679,644	$532,988
Decrease of 20%	$0.25	$6,110,370	$(36,286)

(3)

The estimated purchase price also includes the estimated value of the warrant that will be issued Flex Pharma stockholders in connection with the merger. The warrant aggregate value, as further described in the Merger Agreement, represents the difference between (i) Flex Pharma’s value and (ii) the value of Flex Pharma’s common stock that Flex Pharma’s current stockholders will have in the combined entity. The Merger Agreement (i) values Flex Pharma at $10.5 million, subject to adjustment, on a dollar-for-dollar basis, based on Flex Pharma’s net cash balance at the closing of the merger compared to a target net cash of $3.3 million, and (ii) values Salarius at $36.6 million, subject to adjustment, on a dollar-for-dollar basis, based on the sale of Series A Preferred units pursuant to subscription agreements that Salarius entered into prior to the merger agreement compared to the target sale of $7.0 million of Series A Preferred units. Accordingly, increases or decreases in Flex Pharma’s net cash at closing compared to the target net cash as well as Salarius’ sale of Series A Preferred units pursuant to subscription agreements compared to target will have a dollar of dollar impact on the estimated purchase price and the estimated goodwill.

The combined company has the option to pay $0.5 million of Wedbush PacGrow’s fee through the issuance of warrants. This election can be made within one day of the closing of the merger. Given the election to issue warrants is not expected to be made prior to the closing of the merger, the $0.5 million has been included as a component of accrued expenses in the unaudited pro forma condensed consolidated balance sheet but the estimated number of warrants to be issued has been excluded from the ownership calculations and the calculation of purchase price. Based upon on the closing price of Flex Pharma stock as reported on the Nasdaq Global Market on February 8, 2019 and other assumptions, it is estimated that 2,551,021 of warrants to purchase Flex Pharma common stock would be issued.

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Flex Pharma based on their estimated fair values as of the merger closing date. Because the estimated consideration to be paid by Salarius in the merger is more than the estimated fair values of Flex Pharma’s net assets acquired, goodwill equal to the difference has been reflected in the unaudited pro forma condensed combined balance sheet. The goodwill of $1.1 million determined for the purpose of this unaudited pro forma condensed combined financial information has been calculated using preliminary estimate of the fair value of the net assets of Flex Pharma as of September 30, 2018. The final determination of whether goodwill exists and the amount of such goodwill, if any, will be based on (1) the final determination of the fair values of the net assets of Flex Pharma acquired on the closing date of the merger and (2) the fair value of purchase consideration on the closing date of the merger, both of which may be materially different from the amounts as of September 30, 2018. Management believes that the net assets of Flex Pharma will decline prior to the close of the merger, which could result in an increase in goodwill.

The preliminary allocation of the preliminary estimated purchase price to the acquired assets and liabilities assumed of Flex Pharma, based on their estimated fair values as of September 30, 2018, is as follows:

	Estimated Fair Value Based on Historical Balance Sheet of Flex Pharma at September 30, 2018	Pro Forma Adjustment to Record Flex Pharma Transaction Costs	Purchase Price Allocation—Pro Forma
Cash and cash equivalents	$12,961,126		$12,961,126
Accounts receivable	20,993		20,993
Inventory	223,519		223,519
Prepaid expenses and other current assets	478,746		478,746
Property and equipment, net	127,090		127,090
Restricted cash	126,595		126,595
Accounts payable	(1,279,258)		(1,279,258)
Accrued expenses and other current liabilities	(1,554,679)	(4,903,557)	(6,458,236)
Deferred rent	(53,919)		(53,919)

Net assets acquired, excluding goodwill	$11,050,213	$(4,903,557)	$6,146,656

Total consideration			7,248,918

Goodwill			$1,102,262

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the condensed combined pro forma balance sheet and statement of operations. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed and will be completed as soon as practicable after the closing of the merger. Accordingly, the pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are preliminary and based on estimates, subject to further revision as additional information becomes available and additional analyses are performed. Using the estimated total consideration for the merger, management has preliminarily allocated such consideration to the assets acquired and liabilities assumed of Flex Pharma in the merger based on a preliminary valuation analysis and purchase price allocation. The final purchase price allocation will be determined when management of the combined company has determined the final consideration paid in the merger and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments and the unaudited pro forma condensed combined balance sheet. The final purchase price allocation may result in (1) changes in the identification and allocations to intangible assets such as trade names, acquired technology, and customer relationships as well as goodwill (3) other changes to assets and liabilities and (4) include changes to the fair value of purchase consideration in the merger. Such changes could also result in a deferred tax liability associated with the preliminary fair value adjustments for any acquired assets, liabilities and identifiable intangible assets which may not be fully offset with pre-existing deferred tax assets.

In addition, differences between the preliminary and final adjustments will likely occur as a result of the amount of cash used for Flex Pharma’s operations, changes in fair value of the Flex Pharma common stock and other changes in Flex Pharma’s assets and liabilities between September 30, 2018 and the closing date of the merger.

3.	Shares of Flex Pharma Common Stock Issued to Salarius’ Members upon Closing of the Merger

In connection with the closing of the merger, all of Salarius’ Series A Preferred units, common units and profit interest common units, or Salarius Units, will be converted into common stock of Flex Pharma. As of

September 30, 2018, Salarius’ amounts of Series A Preferred units, common units and profit interest common units to be converted totaled 7,447, 3,434 and 7,295, respectively. The conversion of these units is based upon several factors, including the stipulated value of Salarius in the Merger Agreement of $36.6 million, adjusted for the sale of Series A Preferred units pursuant to subscription agreements that Salarius entered into prior to the Merger Agreement compared to the target sale of $7.0 million, the stipulated value of Flex Pharma at $10.5 million, subject to adjustment, on a dollar-for-dollar basis, based on Flex Pharma’s net cash balance at the closing of the merger compared to a target net cash of $3.3 million, outstanding shares of Flex Pharma, the 19.9% ownership percentage of Flex Pharma and liquidation preferences of the various units. Based on those factors, the preliminary estimated average conversion ratio for the conversion of the outstanding Salarius Units is 4,189.684:1, Flex Pharma expects to issue 76,151,698 shares of Flex Pharma common stock in the merger, determined as follows:

Series A Preferred units as of September 30, 2018	7,447
Common Units as of September 30, 2018	3,434
Profit Interest Common Units as of September 30, 2018	7,295

Total	18,176
Average conversion ratio	4,189.684

Estimated shares of Flex Pharma common stock issued to Salarius stockholders upon closing of the merger	76,151,698

The actual number of shares to be issued could differ materially from the preliminary estimated used to prepare the pro forma adjustments and the unaudited pro forma condensed combined balance financial information based on the Flex Pharma’s net cash balance at the closing of the merger, the sale amount of Series A Preferred units pursuant to subscription agreements, as well as the total number of outstanding shares of common stock of Flex Pharma and Salarius Units, each determined in accordance with the terms of the Merger Agreement at the merger closing date.

4.	Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the results of operations of the combined company.

Based on Salarius’ management’s review of Flex Pharma’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Flex Pharma to conform to the accounting policies of Salarius are not expected to be significant. Flex Pharma does not anticipate declaring and paying any cash dividends prior to the closing of the merger.

The unaudited pro forma combined condensed financial information does not reflect the proposed Flex Pharma reverse stock split that is expected to be effected prior to consummation of the merger.

Flex Pharma did not record any income tax benefits for the net losses incurred and tax credits generated during the nine months ended September 30, 2018 and the year ended December 31, 2017 due to the full valuation allowance maintained on its deferred tax assets. Prior to the merger, Salarius was not subject to federal taxes as it is a limited liability company. However, the post-transaction company will be treated as a corporation for US tax purposes subject to a federal statutory tax rate of 21%. Salarius has incurred losses from inception and the combined company expects to incur losses for the foreseeable future. Therefore, no income tax benefits were recorded for the combined company for the net losses incurred and tax credits earned during the nine months ended September 30, 2018 and the year ended December 31, 2017 due to the full valuation allowance maintained against its deferred tax assets.

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(A)

Represents (i) the issuance of 76,151,698 shares of Flex Pharma common stock to the members of Salarius as consideration upon closing of the merger, (ii) adjustments to the fair value of assets acquired and liabilities assumed, (iii) the conversion of Salarius Units into Flex Pharma common stock, (iii) the elimination of Flex Pharma’s historical stockholders’ equity and (iv) the conversion of Salarius members’ deficit to stockholders’ equity (deficit).

(B)

Reflects post-combination stock-based compensation expense of $2.2 million associated with unrecognized compensation expense as of September 30, 2018 related to Flex Pharma’s outstanding stock options which will fully vest in accordance with their terms, which include the acceleration of vesting upon a change in control. These proforma adjustments are not reflected in the unaudited proforma combined condensed statements of operations as these amounts are not expected to have a continuing impact on the operating results of the combined company.

(C)

To reflect $6.8 million as an estimate of both Salarius’ and Flex Pharma’s additional acquisition-related transaction costs that are not already included in accrued liabilities as of September 30, 2018. Approximately $1.9 million relate to Salarius and the remaining amount of approximately $4.9 million of transactions costs relate to Flex Pharma (see note 2) and consist primarily of banker fees, legal expenses, employee costs related to guaranteed bonus payments, retention payment and severance payment, auditor and printer fees. These pro forma adjustments are not reflected in the unaudited pro forma combined condensed statements of operations as these amounts are not expected to have a continuing impact on the operating results of the combined company.

(D)

To reverse $0.095 million of transaction costs reflected in the financial statements of Salarius and Flex Pharma in the nine months ended September 30, 2018. Assuming that the merger had been completed as of January 1, 2017, the transaction costs would have been expensed in the prior period.

(E)

To reflect an increase in the weighted average shares outstanding for the period after giving effect to the issuance of Flex Pharma common stock in connection with the merger. The following table presents these pro forma adjustments without giving effect to the proposed reverse stock split, as follows (presented on a weighted average basis):

	All Shares Issued/ Issuable upon Merger	Pro-Forma Weighted Average Shares
		Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Flex common stock to be issued to Salarius members	76,151,698	76,151,698	76,151,698
Flex Pharma common shares weighted average shares outstanding for the respective periods		17,260,626	17,999,877

	76,151,698	93,412,324	94,151,575

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Termination of Current Executive Officers of Flex Pharma

The employment of the current executive officers of Flex Pharma is expected to be terminated immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

Following the merger, the combined company’s directors will consist of Jonathan P. Northrup, Paul Lammers, David J. Arthur, Tess Burleson, Arnold C. Hanish, Bruce J. McCreedy and William K. McVicar.

The following table lists the names and ages as of December 31, 2018 and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position(s)
Executive Officers
David J. Arthur	56	President, Chief Executive Officer and Director
Scott Jordan	52	Chief Financial Officer

Non-Employee Directors
Jonathan P. Northrup	66	Chairman of the Board of Directors
Paul Lammers, M.D., M.Sc	61	Director, Lead Independent Director
Tess Burleson, CPA	51	Director
Arnold C. Hanish, CPA	71	Director
Bruce J. McCreedy, Ph.D.	59	Director
William K. McVicar, Ph.D.	61	Director

Executive Officers

David J. Arthur. Mr. Arthur has served as Salarius’ Chief Executive Officer since November 2015 and as a manager since January 2017. From January 2012 to October 2015, Mr. Arthur served as managing director of Dacon Pharma, LLC, a life science focused strategy, planning and evaluation company. From 1996 to 2010 Mr. Arthur served in a number of executive roles at Eli Lilly and Company and from 2010-2011 served in executive roles with Boehringer Ingelheim GmbH. Mr. Arthur earned a B.S. in Chemical Engineering from North Carolina State University and an M.B.A. from the Duke University Fuqua School of Business.

Salarius believes that Mr. Arthur’s experience as Salarius’ Chief Executive Officer, and his past experience as a life sciences executive and as a committee chairman and member on the executive committees of a variety of major pharmaceutical alliances qualify him to serve on the combined company’s board of directors.

Scott Jordan. Mr. Jordan has served as Salarius’ Chief Financial Officer since July 2016. From July 2016 to August 2018 Mr. Jordan served as chief financial officer of Beta Cat Pharmaceuticals, Inc., a biotechnology company, and from January 2018 to present as chief investment officer of Stingray Therapeutics, a biotechnology therapeutics company. Prior to that, Mr. Jordan served as co-founder and advisor at Healthios Xchange, an online investment marketplace, from March 2013 to June 2016. From January 2010 to March 2013, Mr. Jordan served as vice president of Healthios Capital Markets, LLC, a healthcare investment bank. Mr. Jordan earned a B.A. in Marketing from Michigan State University and an M.B.A. from Kellstadt Graduate School of Management (DePaul).

Non-Employee Directors

Jonathan P. Northrup. Mr. Northrup has served as the chairman of Salarius’ board of managers since May 2011, and he previously served as Salarius’ Chief Executive Officer from May 2011 to October 2015. Since June 2018, Mr. Northrup has served as the chief executive officer of Stingray Therapeutics, Inc., an immune oncology company, where he has also served as a director since June 2016. From March 2011 until June 2018, Mr. Northrup served as the co-founder and chief executive officer of Beta Cat Pharmaceuticals, Inc., an oncology company, where he also has served as a director since March 2011. Mr. Northrup served as chief operating officer of Jubilant Innovation, Ltd., the venture group for Jubilant Life Sciences, a large contract research company, from 2007 to 2010, served as the chief executive officer of Horizon Biotechnologies, LLC, a strategic consulting and business development company in the pharmaceutical industry, from 2004 to 2006, and from 1996 to 2004, Mr. Northrup served in various executive roles at Eli Lilly and Company, a pharmaceutical company. Mr. Northrup earned a B.A. in Economics from Northwestern University and an M.B.A. from The Wharton School of Business.

Salarius believes that Mr. Northrup is qualified to serve on its board of managers and on the board of directors of the combined company due to his extensive experience in the pharmaceuticals and biotechnology industry, as well as his institutional knowledge about Salarius, which will enable him to contribute important insights to the combined company’s board of directors on strategic leadership and industry matters.

Paul Lammers M.D, M.Sc. Dr. Lammers will be appointed as a member of Salarius’ board of directors and as lead independent director effective as of the closing of the merger. Since January 2018, Dr. Lammers has served as the president and chief executive officer of Triumvira Immunologics, an immunotherapy company. Prior to joining Triumvira Immunologics, Dr. Lammers served as the president, chief executive officer, and director of Mirna Theraputics, now Synlogic Inc. (Nasdaq: SYBX), an oncology company from November 2009 to August 2017, the president of Repros Theraputics, a biopharmaceutical company, from February 2009 to October 2009 and the chief medical officer of EMD Serono Inc. a division of Merk KgaA, a biopharmaceutical company from 2002 to 2008. Additionally, between 1992 and 2002, Dr. Lammers served in various executive or management roles at BioCyte Theraputics, Inc., a biopharmaceutical company, Zonagen, Inc., a biopharmaceutical company, Hoechst Marion Roussel, Inc. (now Aventis Pharmaceuticals Inc.), a pharmaceutical company, Organon Inc., a pharmaceutical company, Organon International, a pharmaceutical company. Dr. Lammers earned a M.S. in Biology and Reproductive Endocrinology from Radaboud University in the Netherlands, and an M.D. from Radaboud University.

Salarius believes that Dr. Lammers is qualified to serve on its board of directors and serve as its lead independent director as a result of his extensive experience in the pharmaceutical industry and deep understanding of oncology drugs.

Tess Burleson, CPA. Ms. Burleson will be appointed as a member of Salarius’ board of directors effective as of the closing of the merger. Ms. Burleson has served as the chief operating officer of Translational Genomics Research Institute, a nonprofit research institute, since 2007, and has served as the president of TGen Health Ventures, LLC a venture capital company, since 2009. Prior to joining Translational Genomics Research Institute, Ms. Burleson served as the chief financial officer at Lovelace Medical Foundation from 1997 to 2007, president at Lovelace Scientific Resources from 1993 to 1997, and as a senior associate Tax, Audit & Advisory Services at KPMG from 1990 to 1993. Ms. Burelson earned a B.B.A in Accounting from University of New Mexico, the Anderson Graduate School of Management and an M.B.A. from University of New Mexico.

Salarius believes that Ms. Burleson is qualified to serve on its board of directors as a result of her extensive operational experience in the biotechnology industry and experience in financial and accounting matters.

Arnold C. Hanish, CPA. Mr. Hanish will be appointed as a member of Salarius’ board of directors effective as of the closing of the merger. Since September 2013, Mr. Hanish has served as a director of Omeros Corporation (Nasdaq: OMER), a biopharmaceutical company. Since May 2013, Mr. Hanish has also served as a consultant on the Audit Quality Advisory Council for Deloitte and Touche LLP, a professional services company. Prior to his positions at Omeros Corporation and Deloitte, from 1984 to 2012 Mr. Hanish served various roles at Eli Lilly and Company, a pharmaceutical company, including vice president and chief accounting officer. From 2007 to 2010, Mr. Hanish served as a chairperson of the Financial Executives International Committee on Corporate Reporting and their SEC and PCAOB subcommittees. From 2004 to 2008 and again in 2011 and 2012, Mr. Hanish was a member of the Standing Advisory Group of the PCAOB, a nonprofit audit oversight organization., Since 2010, Mr. Hanish has served on the Business Advisory Council for the University of Cincinnati, the UC Accounting Department Advisory Council, and the Butler University MPA Advisory Board. Mr. Hanish earned a B.A. in Accounting from the University of Cincinnati.

Salarius believes that Mr. Hanish is qualified to serve on its board of directors as a result of his experience in the pharmaceutical industry, as well as deep experience in accounting and public company financial matters.

Bruce J. McCreedy, Ph.D. Dr. McCreedy will be appointed as a member of Salarius’ board of directors effective as of the closing of the merger. Since September 2015, Dr. McCreedy has served as the senior vice president of cell therapy at Precision Biosciences, Inc., a biotechnology company. Prior to his position at Precision Biosciences, Dr. McCreedy served as the executive vice president of research and development and chief development officer of Neximmune, Inc., a biotechnology company, from April 2011 to August 2015 and the managing partner of PharmaNav, LLC, a biotechnology company, from 2008 to 2011. From 2006 to 2008, Dr. McCreedy served as vice president of strategic and clinical development at Metabolon, Inc., a metabolomics company and from 2002 to 2006 served as the president, chief executive officer and a director for Fulcrum Pharma Developments, Inc., a drug development company (acquired by Icon plc). Prior to 2002, Dr. McCreedy has also served in various roles at Triangle Pharmaceuticals, Inc., a pharmaceutical company (acquired by Gilead Sciences, Inc.), Therapyedge, Inc., a healthcare and information services company (acquired by Advanced Biological Laboratories S.A.), Laboratory Corporation of America Holdings, a clinical laboratory network, and Roche Biomedical Laboratories, Inc., a drug development company. Dr. McCreedy earned a B.S. in Medical Microbiology from Wake Forest University and a Ph.D. in Microbiology and Immunology from Wake Forest University School of Medicine.

Salarius believes that Dr. McCreedy is qualified to serve on the board of directors of the combined company due to deep experience in the biotechnology industry, which will enable him to contribute important strategic insights to the combined company.

William K. McVicar, Ph.D. Dr. McVicar has served as a member of the board of directors of Flex Pharma since August 2017, and has served as its chief executive officer since July 2017. Dr. McVicar joined Flex Pharma in April 2017 as President of Research & Development. Prior to joining Flex Pharma, Dr. McVicar served as Executive Vice President of Pharmaceutical Development, Chief Scientific Officer and President during his tenure at Inotek Pharmaceuticals Corporation from September 2007 to October 2016. Dr. McVicar also held various positions at Sepracor, Inc., Sandoz International GmbH, Novartis AG and Rhone Poulenc Rorer. Dr. McVicar earned his B.S. in Chemistry from the State University of New York College at Oneonta and his Ph.D. in Chemistry from the University of Vermont.

Salarius believes that Dr. McVicar is qualified to sit on the board of directors of the combined company due to his over 30 years of clinical development experience and his experience as a senior executive.

Board of Directors of the Combined Company Following the Merger

Flex Pharma’s board of directors currently consists of six directors: William K. McVicar, Peter Barton Hutt, Marc Kozin, Stuart Randle, Michel V. Stacy and Roger D. Tung. Following the merger, only Dr. McVicar will serve as a director of the combined company and the combined company’s directors will consist of Jonathan P. Northrup, Paul Lammers, David J. Arthur, Tess Burleson, Arnold C. Hanish, Bruce J. McCreedy and William K. McVicar.

There are no family relationships among any of the current Flex Pharma directors and executive officers, and there are no family relationships among any of the proposed combined company directors and officers.

Director Independence

Nasdaq’s listing standards require that Flex Pharma’s board of directors consist of a majority of independent directors, as determined under the applicable rules and regulations of The Nasdaq Stock Market LLC. The board of directors of Flex Pharma has determined that each of Mr. Hutt, Mr. Kozin, Mr. Randle, Ms. Stacy and Dr. Tung qualify as an independent director and that Dr. McVicar, by virtue of his position as Chief Executive Officer, does not qualify as an independent director.

Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, other than Mr. Arthur by virtue of his position as chief executive officer of Salarius, Dr. McVicar by virtue of his position as chief executive officer of Flex Pharma prior to the merger and Mr. Northrup by virtue of his position as a former chief executive officer and founder of Salarius, Salarius’ board of directors believes that each of Ms. Burleson, Mr. Hanish, Dr. Lammers and Mr. McCreedy will qualify as an independent director following the completion of the merger under the rules and regulations of The Nasdaq Stock Market LLC. Salarius expects to appoint Dr. Lammers as the lead independent director of the combined company following the merger.

Committees of the Board of Directors

Flex Pharma’s board of directors currently has, and following the completion of the merger will continue to have, the following committees: audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The Audit Committee currently consists of Ms. Stacy (chair) and Messrs. Hutt and Kozin, each of whom is an independent, non-employee director. The Audit Committee selects, on behalf of Flex Pharma’s board of directors, an independent public accounting firm to audit Flex Pharma’s financial statements, discusses with the independent auditors their independence, reviews and discusses the audited financial statements with the independent auditors and management, recommends to Flex Pharma’s board of directors whether the audited financials should be included in Flex Pharma’s annual reports to be filed with the SEC, and oversees management’s identification, evaluation, and mitigation of major risks to Flex Pharma. The Audit Committee operates pursuant to a written charter.

The audit committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

Flex Pharma’s board of directors has determined Ms. Stacy qualifies as an “audit committee financial expert” as defined in SEC rules and regulations and also possesses the financial sophistication and requisite experience as required under Nasdaq listing standards.

To qualify as independent to serve on Salarius’ audit committee, listing standards of the Nasdaq Capital Market and the applicable rules of the SEC require that a director not accept any consulting, advisory, or other compensatory fee from Flex Pharma, other than for service as a director, or be an affiliated person of Flex Pharma. Flex Pharma’s board of directors has concluded that the current composition of the audit committee meets the requirements for independence under the rules and regulations of The Nasdaq Stock Market LLC and of the SEC.

Following the closing of the merger, the chairman of the audit committee is expected to be Mr. Hanish, who is also expected to qualify as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K, and the remaining members will consist of at least two independent directors to be determined by the board of directors. Salarius believes that, following completion of the merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of The Nasdaq Stock Market LLC and of the SEC.

Compensation Committee

The Compensation Committee currently consists of Messrs. Randle (chair) and Hutt and Ms. Stacy, each of whom is an independent director. The Compensation Committee reviews and approves (1) the annual salaries and other compensation of Flex Pharma’s executive officers and (2) individual stock and stock option grants. The

Compensation Committee also provides assistance and recommendations with respect to Flex Pharma’s compensation policies and practices, and assists with the administration of Flex Pharma’s compensation plans. In evaluating executive officer compensation, the Compensation Committee may retain the services of compensation consultants and considers recommendations from the Chief Executive Officer with respect compensation of the other executive officers. The Compensation Committee also periodically reviews compensation for non-employee directors.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

To qualify as independent to serve on Flex Pharma’s compensation committee, the listing standards of the Nasdaq Capital Market require a director not to accept any consulting, advisory, or other compensatory fee from Flex Pharma, other than for service on Flex Pharma’s board of directors, and that Flex Pharma’s board of directors consider whether a director is affiliated with Flex Pharma and, if so, whether such affiliation would impair the director’s judgment as a member of Flex Pharma’s compensation committee. Flex Pharma’s board of directors has concluded that the composition of the compensation committee meets the requirements for independence under the rules and regulations of The Nasdaq Stock Market LLC and of the SEC.

Following the closing of the merger, the chairman of the compensation committee is expected to be Dr. McCreedy, and the remaining members will consist of at least two independent directors to be determined by the board of directors. Salarius believes that, after the completion of the merger, the composition of the compensation committee will meet the requirements for independence under, and the functioning of such compensation committee will comply with any applicable requirements of the rules and regulations of The Nasdaq Stock Market LLC and of the SEC.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Messrs. Hutt (chair), Randle and Tung, each of whom was determined by the Flex Pharma board of directors to be an independent director. The Nominating and Corporate Governance Committee assists the Flex Pharma board of directors in fulfilling its responsibilities by: identifying and approving individuals qualified to serve as members of the Flex Pharma board of directors, selecting director nominees for Flex Pharma’s annual meetings of stockholders, evaluating the performance of Flex Pharma’s board of directors, and developing and recommending to Flex Pharma’s board of directors corporate governance guidelines and oversight procedures with respect to corporate governance and ethical conduct.

In identifying and evaluating candidates, the committee takes into consideration the criteria approved by Flex Pharma’s board of directors and such other factors as it deems appropriate. Flex Pharma does not currently have, and Salarius does not expect to adopt, a formal diversity policy, and the committee considers a broad range of factors in evaluating prospective director nominees. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other members of the board of directors, and the extent to which the candidate would be a desirable addition to the board of directors and any committees of the board of directors. The Nominating and Corporate Governance Committee will consider properly submitted stockholder nominations for candidates for the board of directors. Following verification of the stockholder status of persons proposing candidates, recommendations will be aggregated and considered by the Nominating and Corporate Governance Committee. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials will be forwarded to the Nominating and Corporate Governance Committee.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

Each of the current members of Flex Pharma’s nominating and corporate governance committee has been determined by Flex Pharma’s board of directors to be independent under the rules and regulations of The Nasdaq Stock Market LLC.

Following the closing of the merger, the chairman of the nominating and corporate governance committee is expected to be Ms. Burleson, and the remaining members will consist of at least two independent directors to be determined by the board of directors.

Director Compensation

Salarius does not have a compensation program for its board of managers, however it does provide for reimbursement of reasonable travel expenses for directors to attend in-person meetings of the board of managers.

Salarius expects that, following the closing of the merger, the board of directors of Salarius will review its non-employee director compensation practices in light of its status as a public company.

Compensation Committee Interlocks and Insider Participation

Following the completion of the merger, the members of Flex Pharma’s compensation committee are expected to be Dr. McCreedy, who is expected to serve as chair, and two additional members to be determined by the board of directors, each of whom is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of The Nasdaq Stock Market LLC. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the merger.

Executive Compensation

Salarius’ executive officers will serve as the executive officers of the combined company following the merger. The following table sets forth compensation information for (i) David J. Arthur, Salarius’ principal executive officer during 2018, and (ii) Scott Jordan, Salarius’ only other executive officer. Messrs. Arthur and Jordan are collectively referred to as the named executive officers of Salarius.

Summary Compensation Table

The following table provides information regarding the named executive officers who will serve as executive officers of the combined company. For the management of the combined company after the closing of the merger, see “Management Following the Merger—Executive Officers and Directors—Executive Officers and Directors of the Combined Company Following the Merger” beginning on page [        ].

Name and Principal Position	Fiscal Year	Salary		Bonus		All other compensation		Total
David J. Arthur	2018	$257,615	(1)	$12,756	(3)	$4,777	(4)	$270,371
President and Chief Executive Officer
Scott Jordan	2018	$136,458	(2)	$7,194	(3)	$14,395	(5)	$158,047
Chief Financial Officer

(1)	Effective as of December 15, 2018, the board of managers approved an increase in the annual base salary of Mr. Arthur from $255,120 to $315,000.
(2)	Effective as of December 15, 2018, the board of managers approved an increase in the annual base salary of Mr. Jordan from $185,000 to $220,000.
(3)	One-time discretionary bonus awarded by the board of managers.

(4)	Amount shown represents Salarius’ matching contribution to the company’s 401(k) plan.
(5)	Includes $3,738 in matching contributions by Salarius in the company’s 401(k) plan and $10,657 for temporary living expenses.

Narrative Disclosure to Summary Compensation Table

Salarius’ board of managers reviews compensation annually for all of its executive officers. Compensation awarded to named executive officers in 2018 consisted of base salary and a one-time cash bonus, awarded at the discretion of the board of managers.

In setting executive compensation, Salarius’ board of managers considered compensation for comparable positions in the market, the historical compensation levels of its executives, individual performance as compared to its expectations and objectives, Salarius’ desire to motivate its employees to achieve short- and long-term results, and a long-term commitment to Salarius. Salarius does not target a specific competitive position or a specific mix of compensation among elements of compensation.

Following the consummation of the Merger, Salarius expect to undertake a comprehensive review of all elements of its executive compensation program.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Shares or Units that have not vested (#)(1)		Market value of Shares or Units that have not vested ($)(2)
David J. Arthur	157.5	(3)	$71,642
Scott Jordan	90.0	(4)	$39,807

(1)

Represents the Profits Interest Common Units in Salarius under the Profits Interest Common Unit Program, which generally vest ratably in quarterly installments over four years after the vesting commencement date.

(2)

Based on the fair market value of $454.87 per unit for a Profits Interest Common Unit with a Threshold Value of $8,746,800 and $442.30 per unit for a Profits Interest Common Unit with a Threshold Value of $10,043,939, each as determined pursuant to an independent valuation as of September 30, 2018.

(3)	Represents 157.5 Profits Interest Common Units with a Threshold Value of $8,746,800 which are scheduled to vest on September 30, 2019.
(4)	Represents 90.0 Profits Interest Common Units with a Threshold Value of $10,043,939 which are scheduled to vest on June 30, 2020.

Profits Interest Common Unit Program

Salarius awards maintains a program of awarding restricted unit interests intended to constitute profits interests (the “Profits Interest Common Units” and the “Profits Interest Common Unit Program”) with the goal of aligning the long-term interests of its employees and other service providers with that of its members. Each Profits Interest Common Unit generally enables the holder to receive distributions from Salarius and participate in appreciation in the value of Salarius after the aggregate distributions made by Salarius to holders of other Units outstanding prior to the issuance of such Profits Interest Common Unit are at least equal to the fair market value of Salarius immediately prior to the issuance of such Profits Interest Common Unit (the “Threshold Value”) as determined by the Managers of Salarius. Profits Interests Common Units generally vest ratably in equal quarterly installments over the first three or four years following the vesting commencement date, subject to the holder’s continued employment on each vesting date, and accelerate and vest in full in the event of a change in control of Salarius.

Upon completion of the Merger, each Profits Interest Common Unit, to the extent still outstanding, will be converted into a number of Flex Pharma shares of Common Stock equal to the quotient of the Merger Date Profits Interest Unit Net Value for such Profits Interest Units divided by the Parent Stock Per Share Value and to the extent such Profits Interest Unit is unvested, the shares of Parent Common Stock issued in exchange for such Profits Interest Unit will be subject to the vesting schedule which applied to the Profits Interest Unit. See “The Merger—Merger Consideration” beginning on page [●].

Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control

Salarius has entered into arrangements with each of its named executive officers described below, and standard confidential information and/or inventions assignment agreements, under which each of its named executive officers has agreed not to disclose Salarius’ confidential information.

David J. Arthur

In February 2019, Salarius entered into an Amended and Restated Executive Employment Agreement with David J. Arthur, its chief executive officer. Under this employment agreement, Mr. Arthur is entitled to an annual base salary of $315,000, such salary which became effective on December 15, 2018. Mr. Arthur is also eligible to participate in, subject to applicable eligibility requirements, all of Salarius’ benefits plans and fringe benefits and programs that may be provided to executives of Salarius from time to time. In the event Salarius relocates during Mr. Arthur’s term as its chief executive officer, Salarius is obligated to reimburse him for relocation expenses of up to $100,000.

Scott Jordan

In February 2019, Salarius entered into a Second Amended and Restated Executive Employment Agreement with Scott Jordan, its chief financial officer. Under this employment agreement, Mr. Jordan is entitled to an annual base salary of $220,000, such salary which became effective on December 15, 2018. Mr. Jordan is also eligible to participate in, subject to applicable eligibility requirements, all of Salarius’ benefits plans and fringe benefits and programs that may be provided to executives of Salarius from time to time. In the event Salarius relocates during Mr. Jordan’s term as its chief financial officer, Salarius is obligated to reimburse him for relocation expenses of up to $10,000.

Severance and Change in Control Benefits

In the event of a Change of Control of Salarius, the profits interest common units held by Mr. Arthur and Mr. Jordan will accelerate and vest in full. Additionally, both the Amended and Restated Executive Employment Agreement with Mr. Arthur, and the Second Amended and Restated Executive Employment Agreement with Mr. Jordan, which we refer to as the “Employment Agreements” or the “applicable Employment Agreement”, provide that, so long as the applicable executive executes a release and settlement agreement with Salarius, and subject to applicable withholdings, the executive would be entitled to receive (a) cash severance in an amount equal to 12 months of his then-current base salary, and (b) in the event the executive elects continuation coverage under COBRA or state law equivalent or enrollment in an individual marketplace, an amount equal to the 12 months’ worth of total premium payments (or until the date the executive secures reasonably comparable coverage with another employer, if sooner), upon the following termination events:

•

In the event Salarius or a successor entity terminates the executive’s employment for any reason other than a termination for Cause, or in connection with death, a permanent disability, or Salarius’ dissolution;

•

In the event that, within the 18-month period following a Change in Control of Salarius for Mr. Arthur, or within the 12-month period following a Change in Control of Salarius for Mr. Jordan, Salarius or a successor entity terminates the executive’s employment for any reason other than a termination for Cause or in connection with death, a permanent disability, or Salarius’ dissolution, or if the executive terminates his employment for Good Reason.

The following definitions have been adopted in the Employment Agreements:

•	“for Cause” shall be determined by the board of managers by a majority vote (not including Mr. Arthur with respect to an event related to him) and shall mean:

•

any material breach, which is not cured within 30 days after written notice thereof, of the terms of the applicable Employment Agreement by the executive, or the failure of the executive to diligently and properly perform his duties, or the executive’s failure to achieve the objectives specified by the board of managers;

•

the executive’s misappropriation or unauthorized use of the tangible or intangible property of Salarius, or any other similar agreement regarding confidentiality, intellectual property rights, non-competition or non-solicitation;

•

any material failure to comply with company policies or any other policies and/or directives of the board of managers, which failure is not cured within 30 days after written notice thereof, provided that no cure period is available for a failure to comply with policies related to harassment, unlawful discrimination, retaliation or workplace violence;

•	the executive’s use of illegal drugs or any illegal substance, or alcohol in any manner that materially interferes with the performance of his duties under the applicable Employment Agreement;

•

any dishonest or illegal action (including, without limitation, embezzlement) or any other action by the executive which is materially detrimental to the interest and well-being of the Salarius, including, without limitation, harm to its reputation;

•

the executive’s failure to fully disclose any material conflict of interest he may have with Salarius in a transaction between Salarius and any third party which is materially detrimental to the interest and well-being of Salarius; or

•

any adverse action or omission by the executive which would be required to be disclosed pursuant to public securities laws or which would limit the ability of Salarius or its affiliates to sell securities under any Federal or state law or which would disqualify Salarius or its affiliates from any exemption otherwise available to it.

•

“Good Reason” means the occurrence of any of the following actions taken by Salarius without the executive’s consent, but only if (a) the executive informs Salarius within 90 days of its occurrence that an event constituting Good Reason has occurred (b) Salarius fails to cure the event within 90 days of such notice, and (c) the executive terminates his employment within 6 months of the initial occurrence:

•

as to Mr. Arthur only, for a period of twelve (12) months immediately following a Change of Control, or the “Post-COC Period”, his salary, bonus or equity are reduced or diminished, or his duties and responsibilities or position are reduced or diminished to less than an executive “C” level position (Chief Officer of the company in some significant policy making or implementing capacity); and as to Mr. Jordan, if at any time his salary, bonus or equity are reduced or diminished, or his duties and responsibilities or position are reduced or diminished to less than an executive “C” level position;

•

as to Mr. Arthur only, any time after the Post-COC Period, the executive’s salary, bonus or equity are reduced or diminished, or his duties and responsibilities or position are reduced when compared to his duties and responsibilities immediately prior to Change of Control;

•	Salarius materially breaches its obligations under the applicable Employment Agreement; or

•	The executive is required to relocate by more than 50 miles outside the extraterritorial jurisdiction of Houston, Texas.

•

“Change in Control” means (i) a financing transaction or any transaction designed to raise money for Salarius’ continuing operations or any sale, exchange, transfer, or issuance, or related series of sales, exchanges, transfers, or issuances, of Salarius’ equity units by Salarius or any holder thereof, in which the holders of Salarius equity units immediately prior to such transaction or event no longer hold beneficial ownership of at least fifty percent (50%) of Salarius’ outstanding equity units immediately after any such transaction or event; or (ii) a significant transaction involving the out-licensing of Salarius’ lead clinical asset, a sale of substantially all of the assets of Salarius, or a liquidation or dissolution of Salarius.

Compensation Risk Management

Salarius has considered the risk associated with its compensation policies and practices for all employees and believes it has designed its compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on Salarius.

PRINCIPAL STOCKHOLDERS OF FLEX PHARMA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the proposed Flex Pharma reverse stock split.

The following table sets forth information regarding beneficial ownership of Flex Pharma common stock as of January 31, 2019 by:

•	each person, or group of affiliated persons, known by Flex Pharma to beneficially own more than 5% of Flex Pharma’s common stock;

•	each of Flex Pharma’s directors;

•	each of Flex Pharma’s named executive officers as of January 31, 2019; and

•	all of Flex Pharma’s current executive officers and directors as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of Flex Pharma’s common stock. Flex Pharma has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before April 1, 2019, which is 60 days after January 31, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Flex Pharma’s directors, executive officers and their affiliates hold approximately 0.5% of Flex Pharma’s common stock entitled to vote on Proposal 1. Proposal 1 requires the affirmative vote of stockholders holding a majority of Flex Pharma’s outstanding stock.

Percentage of beneficial ownership is based on 18,069,476 shares of common stock outstanding as of January 31, 2019. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Flex Pharma, Inc., 31 St. James Avenue, 6th Floor, Boston, MA 02116.

Name of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
Directors and executive officers
Peter Barton Hutt(1)	86,201	*
Marc Kozin(2)	79,026	*
John McCabe(3)	249,247	1.36%
William McVicar(4)	257,025	1.40%
Stuart Randle(5)	74,526	*
Michelle Stacy(6)	52,085	*
Roger Tung(7)	31,565	*
All directors and executive officers as a group (total of 7 persons)(8)	829,675	4.40%

*	Represents beneficial ownership of less than one percent.
(1)	Includes 11,675 shares of common stock and 74,526 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 31, 2019.

(2)	Includes 4,500 shares of common stock and 74,526 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 31, 2019.
(3)	Includes 1,650 shares of common stock and 247,597 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 31, 2019.
(4)	Represents shares of common stock issuable upon the exercise of options exercisable within 60 days of January 31, 2019.
(5)	Represents shares of common stock issuable upon the exercise of options exercisable within 60 days of January 31, 2019.
(6)	Includes 2,585 shares of common stock and 49,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 31, 2019.
(7)	Includes 5,837 shares of common stock and 25,728 shares of common stock issuable upon the exercise of options exercisable within 60 days of January 31, 2019.
(8)

Includes (a) 26,247 shares held by all current Flex Pharma executive officers and directors as a group and (b) 803,428 shares that all current executive officers and directors as a group have the right to acquire from Flex Pharma within 60 days of January 31, 2019 pursuant to the exercise of stock options.

PRINCIPAL MEMBERS OF SALARIUS

The following table sets forth certain information with respect to the beneficial ownership of common units, profits interest common units and Series A units of Salarius, which we refer to as the Salarius Units, as of January 31, 2019 for:

•	each person, or group of affiliated persons, who is known by Salarius to beneficially own more than 5% of the outstanding Salarius Units;

•	each current member of the Salarius board of managers;

•	each individual who is identified elsewhere in this prospectus/proxy statement/information statement as a named executive officer of Salarius; and

•	all of the members of the Salarius board of managers and Salarius’ executive officers as a group.

The number of Salarius Units beneficially owned, and the percentage of Salarius Units beneficially owned is based on 18,287.35. Salarius Units outstanding as of January 31, 2019, comprised of 3,434.10 common units, 7,430.25 profits interest common units and 7,423.00 Series A preferred units.

Salarius’ managers, executive officers and affiliates hold approximately 35% of the outstanding Salarius Units entitled to vote for the adoption of the Merger Agreement, the approval of the merger and the other transactions contemplated by the Merger Agreement. Such adoption and approval requires the affirmative vote of a majority of Salarius’ membership units voting together as a single class.

Beneficial ownership is determined under SEC rules and includes sole or shared power to vote or dispose of the Salarius Units. The number and percentage of shares beneficially owned by a person or entity also includes profits interest common units subject to vesting. Except as indicated in footnotes to the table below or, where applicable, to the extent authority is shared by spouses under community property laws, the beneficial owners named in the table have, to Salarius’ knowledge, sole voting and dispositive power with respect to all Salarius Units shown to be beneficially owned by them.

Beneficial Ownership Table

Name(1)	Number of Salarius Units Owned	Percentage Owned(2)
5% or greater holder
Salarius 4-18 Investment, LLC(3)	1,251.00	6.8%
David J. Bearss(4)	996.00	5.4%

Managers and Named Executive Officers
David J. Arthur(5)	871.25	4.8%
Scott Jordan(6)	240.00	1.3%
Jonathan P. Northrup(7)	2,611.00	14.3%
Sunil Sharma, M.D.(8)	2,621.00	14.3%
All current directors and executive officers as a group (4 persons)(9)	6,343.25	34.7%

(1)	Unless otherwise indicated in the footnotes, the mailing address of the beneficial owner is c/o Salarius Pharmaceuticals, Inc., Suite J-608 Houston, Texas 77021.
(2)	Based on 18,287.35 units outstanding as of as of January 31, 2019, comprised of 3,434.10 common units, 7,430.25 profits interest common units and 7,423.00 Series A preferred units.
(3)

Consists of 112.00 profits interest common units and 1,139.00 Series A preferred units. Green Park & Golf Ventures II, LLC is the managing member of Salarius 4-18 Investment, LLC. Clay M. Heighten, Carl D.

Soderstrom and Gilbert G. Garcia II, the managers of Green Park and Golf Ventures II, LLC, share voting and dispositive power with respect to the Salarius Units held by Salarius 4-18 Investment, LLC. The mailing address of Salarius 4-18 Investment, LLC is 5910 N. Central Expressway, Suite 1400 Dallas, Texas 75206.
(4)	Consists of 756.00 common units and 240.00 profits interest common units. The mailing address of David J. Bearss is 1287 E. Chapman Ct., Alpine, Utah 84004.
(5)	Consists of 871.25 profits interest common units.
(6)	Consists of 240.00 profits interest common units.
(7)	Consists of 709.00 common units, 1,872.00 profits interest common units and 30.00 Series A preferred units.
(8)	Consists of 696.00 common units, 1,873.00 profits interest common units and 52.00 Series A units.
(9)	Consists of 1,405.00 common units, 4,856.25 profits interest common units and 82.00 Series A preferred units.

DESCRIPTION OF FLEX PHARMA CAPITAL STOCK

The following description of Flex Pharma’s common stock and preferred stock summarizes the material terms and provisions of Flex Pharma’s common stock and preferred stock. The following description of Flex Pharma’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by, Flex Pharma’s amended and restated certificate of incorporation, which we refer to in this section as the certificate of incorporation, and Flex Pharma’s amended and restated bylaws, as may be amended, which we refer to in this section as the bylaws, and does not include changes resulting from the amendments to Flex Pharma’s certificate of incorporation to effect a reverse stock split of Flex Pharma’s common stock. The terms of our common stock and preferred stock may also be affected by Delaware law.

Authorized Capital Stock

Flex Pharma’s authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of January 3, 2019, Flex Pharma had 18,069,476 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of Flex Pharma’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Flex Pharma’s common stock do not have any cumulative voting rights. Holders of Flex Pharma’s common stock are entitled to receive ratably any dividends declared by Flex Pharma’s board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Flex Pharma’s common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. In the event of a liquidation, dissolution or winding up of Flex Pharma, holders of Flex Pharma’s common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Listing

Flex Pharma’s common stock is listed on the Nasdaq Capital Market under the symbol “FLKS” On [●], the last reported sale price for our common stock on the Nasdaq Capital Market was $[●] per share. As of [●], Flex Pharma had approximately [●] stockholders of record.

Transfer Agent and Registrar

The transfer agent and registrar for Flex Pharma’s common stock is Computershare.

Preferred Stock

Flex Pharma’s board of directors currently has the authority, without further action by the Flex Pharma stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by Flex Pharma could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation of Flex Pharma. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Flex Pharma or other corporate action. No shares of preferred stock are outstanding, and Flex Pharma has no present plans to issue any shares of preferred stock.

Provisions of Flex Pharma’s Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certain provisions of the DGCL and of Flex Pharma’s certificate of incorporation and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of Flex Pharma’s common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of Flex Pharma to first negotiate with Flex Pharma’s board of directors. These provisions might also have the effect of preventing changes in the management of Flex Pharma. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, Flex Pharma believes that the advantages gained by protecting its ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of Flex Pharma’s common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Board Composition and Filling Vacancies

Flex Pharma’s certificate of incorporation provides for the division of The Flex Pharma board of directors into three classes serving staggered three-year terms, with one class being elected each year. Flex Pharma’s certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 66.67% of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on the Flex Pharma board of directors, however occurring, including a vacancy resulting from an increase in the size of the Flex Pharma board, may only be filled by the affirmative vote of a majority of directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of the Flex Pharma board of directors.

No Written Consent of Stockholders

Flex Pharma’s certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of the bylaws or removal of directors by Flex Pharma’s stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Flex Pharma’s certificate of incorporation and bylaws provide that only a majority of the members of the Flex Pharma board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Flex Pharma’s bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Flex Pharma’s bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Flex Pharma’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Flex Pharma’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Flex Pharma’s principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Flex Pharma’s bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Flex Pharma may amend its certificate of incorporation in the manner presently or hereafter prescribed by statute, except as provided as follows, and all rights conferred to the stockholders are subject to the following reservation. In addition to any affirmative vote of the holders of any particular class or series of Flex Pharma required by law or by the certificate of incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least 66.67% of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors is required to amend provisions relating to the management of the business, board of directors, bylaw amendments, director liability, indemnification and forum selection. Flex Pharma’s bylaws may be amended by the affirmative vote of a majority of the authorized directors then in office, subject to any limitations set forth in the bylaws, and may also be amended by the affirmative vote of at least 66.67% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, on the amendment.

Delaware Anti-Takeover Law

Flex Pharma is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

Before the stockholder became interested, the Flex Pharma board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the Flex Pharma board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	any conflicts or violations of each party’s agreements as a result of the merger or the Merger Agreement;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the forgoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

COMPARISON OF RIGHTS OF HOLDERS OF FLEX PHARMA STOCK AND SALARIUS MEMBERSHIP UNITS

If the merger is completed, holders of each outstanding common unit, profits interest common unit and Series A unit of Salarius (which we refer to as the “Salarius Units”) will convert into the right to receive shares of Flex Pharma’s common stock. Flex Pharma is a corporation organized under the laws of the State of Delaware and Salarius is a limited liability company formed under the laws of the State of Delaware. The following is a summary of certain material differences between (1) the current rights of the holders of Salarius Units under Salarius’ Third Amended and Restated Limited Liability Company Agreement (which we refer to as the “Operating Agreement”) and Delaware law and (2) the current rights of Flex Pharma stockholders under Flex Pharma’s certificate of incorporation and bylaws and Delaware law.

The following summary is not a complete statement of the rights of the equity holders of the two companies or a complete description of the specific provisions referred to below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Delaware General Corporation Law, (which we refer to as the “DGCL”), the Delaware Limited Liability Company Act (which we refer to as the “DLLCA”), and the governing corporate or limited liability company instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate or limited liability company instruments, for a more complete understanding of the differences between being a stockholder of Flex Pharma or a member of Salarius before the merger and being a stockholder of Flex Pharma following the completion of the merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information.”

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

AUTHORIZED EQUITY

The Managers have authorized the issuance of up to 24,000 Common Units, 10,000 Profits Interest Common Units of which 2,072 Profits Interest Common Units are authorized and reserved solely and exclusively for issuance to the Company’s management and employees as incentives and 10,000 Series A Preferred Units. As of January 3, 2019, Salarius had 3,434.10 common units, 7,432.25 profits interest common units, and 7,447 Series A preferred units outstanding.	Flex Pharma’s authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of January 3, 2019, Flex Pharma had 18,069,476 shares of common stock outstanding and no shares of preferred stock outstanding.

VOTING

In general except as set forth below with regard to preferred voting rights, all holders of the Salarius Units vote together as a single class with the Series A preferred units voting on an as-converted basis	Under Delaware law and Flex Pharma’ charter, each holder of shares of Flex Pharma common stock is entitled to one vote per share of Flex Pharma common stock. The holders of Flex Pharma’s common stock do not have any cumulative voting rights.

RIGHTS OF PREFERRED EQUITY

Distribution Preference. The holders of Series A preferred units are entitled to receive, upon a liquidation event, an amount equal to the aggregate amount of capital contributed to the Company by such Series A preferred member in exchange for each Series A unit	Flex Pharma’s board of directors currently has the authority, without further action by the Flex Pharma stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

held by such Series A preferred member, prior to any payment being made to the holders of common units or profits interest common units.

Redemption Preference. No distributions, redemptions, repurchases or other acquisitions as to the common units or profits interest common units can be declared, made or set aside, with certain exceptions, until the distribution preference of the Series A preferred units has been satisfied.

Anti-dilution Rights. If equity securities are issued by Salarius at a price per unit less than the conversion price of a Series A preferred unit then in effect, the conversion price of the Series A preferred unit will be adjusted using a narrow-based weighted average formula as set forth in the Operating Agreement

Preemptive Rights. The holders of Series A preferred units have the preemptive right to purchase a pro rata share of certain new securities issued by Salarius.

Voting Rights. Written consent of the holders of 51% of the holders of Series A preferred units is needed for the following items, unless the written consent of the Series A designee on the board of managers is obtained:

•  Authorization, creation and/or issuance of any equity security with rights, preferences or privileges greater than the Series A preferred units without approval by the board of managers;

•  The amendment, alteration or repeal of any provision of the Operating Agreement;

•  An increase or decrease in size of the board of managers;

•  Any change in the distribution of net cash flow that would adversely affect the holders of Series A preferred units;

•  Purchase, redemption, or acquisition of any Salarius Units other than from a selling unit holder pursuant to unit restriction provisions in agreements approved by the board of managers or in the Operating Agreement.

•  Election to engage in any business that deviates in any material respect from the business of Salarius contemplated under any operating plan approved by the board of managers.

thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock

As of December 31, 2018 there were no shares of Flex Pharma preferred stock outstanding.

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

SIZE OF BOARD OF DIRECTORS OR BOARD OF MANAGERS

The Operating Agreement currently provides that the size of Salarius’ board of managers is fixed at five, but can be changed from time to time by the affirmative consent of (1) the Series A preferred members holding a majority of the Series A preferred units voting as a separate class and (2) the members holding a majority of outstanding Salarius Units; provided that at all times there shall be at least one manager.

The current size of Salarius’ board of managers is 3 managers.

Flex Pharma’ certificate of incorporation currently provides that the size of Flex Pharma’ board of directors shall be fixed by a resolution adopted by a majority of the authorized number of directors constituting the Flex Pharma’ board of directors or the Flex Pharma stockholders.

The current size of Flex Pharma’ board of directors is 6 directors.

DESIGNATION RIGHTS/CLASSES OF DIRECTORS

The holders of Series A preferred units are entitled to designate one manager (currently vacant), the holders of common units are entitled to designate two managers (currently Jonathan P. Northrup and Sunil Sharma), and the chief executive officer (currently David J. Arthur) shall always serve as a manager. Additionally, upon the appointment of the Series A preferred unit designee, a majority of the other managers are entitled to elect an independent manager.	Flex Pharma’s certificate of incorporation provides for the division of the Flex Pharma board of directors into three classes serving staggered three-year terms, with one class being elected each year.

REMOVAL OF MANAGERS AND DIRECTORS

Any manager may be removed by the affirmative consent of the members who have the right to elect such manager pursuant to the terms of the Operating Agreement.	Flex Pharma’s certificate of incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 66.67% of the shares then entitled to vote at an election of directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Vacancies may be filled by the affirmative consent of the members who have the right to elect such manager pursuant to the terms of the Operating Agreement.	Flex Pharma’s certificate of incorporation provides that any vacancy on the Flex Pharma board of directors, however occurring, including a vacancy resulting from an increase in the size of the Flex Pharma board, may only be filled by the affirmative vote of a majority of directors then in office even if less than a quorum

CHARTER AMENDMENTS

The Operating Agreement can be amended by written consent of the managers and the members holding a majority of outstanding common units and Series A preferred units, provided, that any action amending the	Flex Pharma may amend its certificate of incorporation in the manner presently or hereafter prescribed by statute, except as provided as follows, and all rights conferred to the stockholders are

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

Operating Agreement so as to adversely alter or change the rights, preferences or privileges of any particular member in a manner materially different than any other member holding the same class or series of units shall require the consent of the member that has been adversely affected.

subject to the following reservation. In addition to any affirmative vote of the holders of any particular class or series of Flex Pharma required by law or by the certificate of incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least 66.67% of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors is required to amend provisions relating to the management of the business, board of directors, bylaw amendments, director liability, indemnification and forum selection.

BYLAW AMENDMENTS

Not Applicable.	Flex Pharma’s bylaws may be amended by the affirmative vote of a majority of the authorized directors then in office, subject to any limitations set forth in the bylaws, and may also be amended by the affirmative vote of at least 66.67% of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, on the amendment.

VOTE ON MERGER, CONSOLIDATIONS OR SALES OF SUBSTANTIALLY ALL ASSETS

Under the Operating Agreement, the Managers with the affirmative vote of members holding at least a majority of the then-outstanding Salarius Units must approve a merger, consolidation, or sale of all or substantially all of Salarius’ assets.	Under the DGCL, subject to limited exceptions, the board of directors and the holders of a majority of the outstanding shares entitled to vote must approve a merger, consolidation, or sale of all or substantially all of a corporation’s assets.

SPECIAL MEETINGS OF STOCKHOLDERS

The Operating Agreement does not provide for meetings of the members of Salarius.

Flex Pharma’s bylaws provide that special meetings of the stockholders may be called by (i) the chairperson of the board of directors, (ii) the chief executive officer, or (iii) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

QUORUM

The Operating Agreement does not provide for meetings of the members of Salarius.	Under Flex Pharma’ bylaws, the holders of a majority of the outstanding shares of stock entitled to vote, in person, by remote communication, if applicable, or by proxy duly authorized, constitutes a

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

quorum of the stockholders for the transaction of business.

NOTICE OF STOCKHOLDER MEETINGS

The Operating Agreement does not provide for meetings of the members of Salarius.	Under the DGCL and Flex Pharma’ bylaws, written notice of stockholders’ meetings, stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which such special meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days prior to the meeting. If a stockholder meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

STOCKHOLDER NOMINATIONS

Not applicable.

Under Flex Pharma’ bylaws, the nomination of persons for election to Flex Pharma’ board of directors may be made by any stockholder of record of Flex Pharma entitled to vote for the election of directors at the annual meeting who complies with the applicable notice procedures. Any such nomination must be made pursuant to timely notice in writing to the secretary of Flex Pharma.

Under Flex Pharma’ bylaws, to be timely, a stockholder’s notice must be delivered to the secretary at the principal executive offices of Flex Pharma not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate at the meeting, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of each class of capital stock of the corporation that are owned of record and beneficially by the person, (iv) the date or dates on which such shares were acquired and the

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

investment intent of such acquisition, (v) a statement of whether such person, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation effective upon acceptance of such resignation by the board of directors, and (vi) any other information concerning such person that would be required to be disclosed in a proxy statement solicit proxies for election of directors, or that is otherwise required to be disclosed pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and record address of such person as they appear on the corporation’s books, (ii) the class, series and number of shares of Flex Pharma that are owned beneficially and of record, (iii) a description of any agreement, arrangement or understanding with respect to such nomination or proposal between or among any person and any of its affiliates or associates, and any others acting in concert with any of the foregoing; (iv) a representation that the persons are holders of record or beneficial owners of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to propose the business that is specified in the notice; (v) a representation as to whether such persons intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees or to carry such proposal; (vi) to the extent known by such person, the name of address of any other stockholder supporting the proposal on the date of such person’s notice; and (vii) a description of any derivative transaction (as defined in the bylaws) by each such person during the previous twelve month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such derivative transactions.

Flex Pharma may require any proposed nominee to furnish such other information as may reasonably be required by Flex Pharma to determine the eligibility of such proposed nominee to serve as director of Flex Pharma.

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

No person shall be eligible for election as a director of Flex Pharma unless nominated in accordance with the procedures set forth in Flex Pharma’ bylaws.

PROXY ACCESS

Not applicable.	Flex Pharma’ bylaws do not provide for a proxy access provision.

ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER PROTECTIONS

Not applicable.	Flex Pharma is subject to Section 203 of the DGCL which prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time such stockholder becomes an “interested stockholder,” unless, among other things, prior to such date the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

LIMITATION OF PERSONAL LIABILITY OF OFFICERS, DIRECTORS AND MANAGERS

The Operating Agreement provides that no member, manager, officer, tax matters partner or partnership representative of Salarius shall be liable, in damages or otherwise, to Salarius or any member for honest mistakes of judgment, or for any action or inaction, taken or omitted in good faith and in the reasonable belief that the action or inaction was in the best interests of Salarius, or for losses due to such mistakes, action, or inaction, or to the negligence, dishonesty, or bad faith of any third party consultant or other agent of Salarius, provided that such consultant or agent was selected, engaged, and retained with reasonable care.	Under Flex Pharma’s certificate of incorporation, liability of the directors of Flex Pharma shall be eliminated to the fullest extent under applicable law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

The Operating Agreement provides that, to the fullest extent permitted by the laws of the State of Delaware and any other applicable laws, Salarius will indemnify and hold harmless each manager and each officer of Salarius, the tax matters partner and the partnership representative and the partnership representative and	Flex Pharma’s certificate of incorporation provides that Flex Pharma is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Flex Pharma through provisions of Flex Pharma’s bylaws, agreements with such agents or other persons, vote of stockholders or

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

may, at the discretion of the managers, indemnify and hold harmless each member and its respective officers, directors, unit holders, members or partners and each officer and agent of Salarius, (which we refer to each as an “Indemnitee”), from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including reasonable attorneys’ fees and disbursements), judgments, fines, settlements and other amounts, (which we refer to as “Damages”) arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of Salarius regardless of whether an Indemnitee continues to be a member, manager, or an officer, director, unit holder, member or partner of a member or manager, or an officer or agent of Salarius, at the time any such liability or expense is paid or incurred, except for any Damages based upon, arising from or in connection with any act or omission of an Indemnitee committed without authority granted pursuant to the Operating Agreement or in bad faith or otherwise constituting knowing violation of criminal law or willful misconduct. Any indemnification provided pursuant to the Operating Agreement can only be satisfied out of the assets of Salarius, and the members shall not be subject to personal liability by reason of the indemnification provisions in the Operating Agreement.

The Operating Agreement also provides that Salarius may purchase and maintain insurance on behalf of one or more Indemnitees and other persons against any liability which may be asserted against, or expense which may be incurred by, any such person in connection with Salarius’ activities, whether or not Salarius would have the power to indemnify such person against such liability under the provisions of the Operating Agreement.

disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Flex Pharma shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Flex Pharma will, to the fullest extent permitted by the DGCL or any other applicable law, indemnify its directors and executive officers; provided however, that Flex Pharma may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that Flex Pharma shall not be required to indemnify any director or executive officer in connection with any proceeding initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors, (iii) such indemnification is provided by the Flex Pharma, in its sole discretion, pursuant to the powers vested in Flex Pharma under the DGCL or any other applicable law or (iv) such indemnification is required under the bylaws. The DGCL provides that such indemnification is subject to such person seeking indemnification having acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal motion or proceeding, such person having had no reasonable cause to believe the conduct was unlawful. Flex Pharma’ bylaws provides that the foregoing right to indemnification is a contract right and includes the right of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of Flex Pharma, or is or was serving at the request of Flex Pharma as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, to be advanced all expenses by Flex Pharma that were incurred by any director or executive officer in connection with such proceeding provided, however, that if the DGCL so requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses. However, no advance shall be made by Flex Pharma to an executive officer of Flex Pharma in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made by (i) a majority vote of directors who were not parties to the proceeding, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interest of Flex Pharma.

The right to indemnification and the advancement and payment of expenses that will be conferred by Flex Pharma’ certificate of incorporation and Flex Pharma’ bylaws will not be exclusive of any other right which any indemnified person may have or acquire.

Flex Pharma’s bylaws provide that upon approval by the board of directors, to the fullest extent permitted by the DGCL or any other applicable law, Flex Pharma may purchase insurance on behalf of any person required or permitted to be indemnified.

ACTION BY WRITTEN CONSENT OF THE MEMBERS/STOCKHOLDERS

Pursuant to the Operating Agreement, action by written consent of the managers or members, as applicable, is permitted.	The DGCL provides that, except as otherwise stated in the certificate of incorporation, stockholders may act by written consent without a meeting. Flex Pharma’s certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Salarius Membership Unit Rights	Flex Pharma Stockholder Rights

STOCKHOLDER RIGHTS PLAN

Not applicable	Flex Pharma currently does not have a stockholder rights plan in effect.

TAX STATUS

Salarius is classified as a partnership for federal, state and local income tax and franchise tax purposes, and each member files tax returns.	Flex Pharma is classified as a corporation for federal, state and local income tax and franchise tax purposes, and the corporation files tax returns.

LEGAL MATTERS

The validity of the shares of Flex Pharma common stock offered by this proxy statement/prospectus/information statement has been passed upon for Flex Pharma by Dentons US LLP. The material U.S. federal income tax consequences of the merger have been passed upon for Flex Pharma by Dentons US LLP and for Salarius by Pillsbury Winthrop Shaw Pittman LLP.

EXPERTS

Flex Pharma

The consolidated financial statements of Flex Pharma, Inc. at December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 appearing in this proxy statement/prospectus/information statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Salarius

The financial statements of Salarius Pharmaceuticals, LLC as of September 30, 2018 and as of December 31, 2017 and 2016 and for the nine months in the period ended September 30, 2018 and for each of the two years in the period ended December 31, 2017 included in this proxy statement/prospectus/information statement have been so included in reliance on the report of Weaver & Tidwell, L.L.P., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Flex Pharma files annual, quarterly and special reports, proxy statements and other information are with the SEC. Flex Pharma SEC filings are available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Flex Pharma also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Flex Pharma has filed a registration statement on Form S-4 to register with the SEC the Flex Pharma common stock that Flex Pharma will issue to Salarius unitholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Flex Pharma, as well as a proxy statement of Flex Pharma for its special meeting and an information statement for the purpose of Salarius for its written consent.

Flex Pharma has supplied all information contained in this proxy statement/prospectus/information statement relating to Flex Pharma and Salarius has supplied all information contained in this proxy statement/prospectus/information statement relating to Salarius.

If you would like to request documents from Flex Pharma, please send a request in writing or by telephone to Flex Pharma at the following address:

FLEX PHARMA, INC.

Attn: Secretary

31 St. James Avenue, 6th Floor

Boston, MA 02116

Tel: (617) 874-1821

You may also request additional copies from Flex Pharma’s proxy solicitor using the following contact information:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free: (XXX) XXX-XXXX

If you are a member of Salarius and would like additional copies of this proxy statement/prospectus/information statement without charge or if you have questions about the merger, including the procedures for voting your units, you should contact:

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (Investors)

(212) 375-2664

jdrumm@tiberend.com

David Schemelia (Media)

(212) 375 6298

dschemelia@tiberend.com

FLEX PHARMA STOCKHOLDER PROPOSALS

To be considered for inclusion in this year’s proxy materials for Flex Pharma’s annual meeting of stockholder, a stockholder’s proposal must have been submitted in writing by December 24, 2018 to Flex Pharma, Inc., Attn: Chief Financial Officer, 800 Boylston Street, 24th Floor, Boston, MA 02199. Nothing in this paragraph shall require Flex Pharma to include in its proxy statement and proxy card for the 2019 Annual Meeting any stockholder proposal that does not meet the requirements of the Securities and Exchange Commission (“SEC”) in effect at the time. Any such proposal will be subject to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to Flex Pharma’s amended and restated bylaws, if a stockholder wishes to submit a proposal (including a director nomination) at the meeting that is not to be included in this year’s proxy materials, the stockholder must do so by no later than the close of business on March 8, 2019 nor earlier than the close of business on February 6, 2019, otherwise such proposals shall be considered untimely; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, in order for the stockholder’s notice to be timely, it must be received no earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period notice.

WHERE YOU CAN FIND MORE INFORMATION

Flex Pharma is a public company and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Flex Pharma files at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Flex Pharma’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

Flex Pharma’s common stock is listed on the Nasdaq Global Market. Reports and other information concerning Flex Pharma also may be inspected at the offices of the Nasdaq OMX Group, Inc., 9600 Blackwell Road, Rockville, MD 20850 or on the Nasdaq OMX Group, Inc. website at http://www.nasdaq.com.

In addition, Flex Pharma maintains a website that contains information, including copies of reports, proxy statements and other information it files with the SEC. The address of Flex Pharma’s website is http://www.flex-pharma.com. Information contained on Flex Pharma’s website or that can be accessed through Flex Pharma’s website does not constitute a part of this proxy statement/prospectus/information statement. Flex Pharma has included its website addresses only as inactive textual references and does not intend it to be an active link to its website.

Flex Pharma has filed a registration statement on Form S-4 with the SEC for the common stock offered under this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this proxy statement/prospectus/information statement. Whenever Flex Pharma makes reference in this proxy statement/prospectus/information statement to any of its contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may:

•	inspect a copy of the Form S-4 registration statement, including the exhibits and schedules, without charge at the public reference room;

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

•	obtain a copy from the SEC website.

You should rely only on the information contained in this proxy statement/prospectus/information statement to vote your shares at the special meetings. Neither Flex Pharma nor Salarius has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is dated [●], 2019. You should not assume that the information contained in this proxy statement/prospectus/information statement is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus/information statement to stockholders nor the issuance of shares of Flex Pharma common stock in the merger shall create any implication to the contrary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Flex Pharma, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Flex Pharma, Inc. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor

since 2014.

Boston, Massachusetts

March 7, 2018

CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$19,186,036	$22,416,040
Marketable securities	14,129,723	38,658,933
Accounts receivable	10,385	12,181
Inventory	431,891	454,132
Prepaid expenses and other current assets	777,102	925,983

Total current assets	34,535,137	62,467,269
Property and equipment, net	331,040	556,315
Other assets	—	64,800
Restricted cash	126,595	126,595

Total assets	$34,992,772	$63,214,979

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,004,440	$1,192,183
Accrued expenses and other current liabilities	3,712,221	2,587,573
Deferred revenue	72,188	88,344
Deferred rent, current portion	58,821	21,095

Total current liabilities	5,847,670	3,889,195
Deferred rent, net of current portion	39,214	8,398

Total liabilities	5,886,884	3,897,593

Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized at December 31, 2017 and December 31, 2016; none issued or outstanding at December 31, 2017 and December 31, 2016	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized at December 31, 2017 and December 31, 2016, 17,972,166 and 17,970,590 shares issued at December 31, 2017 and December 31, 2016, respectively, and 17,797,178 and 16,773,798 shares outstanding at December 31, 2017 and December 31, 2016, respectively	1,780	1,678
Additional paid-in capital	140,184,630	135,962,935
Accumulated other comprehensive loss	(1,247)	(1,614)
Accumulated deficit	(111,079,275)	(76,645,613)

Total stockholders’ equity	29,105,888	59,317,386

Total liabilities and stockholders’ equity	$34,992,772	$63,214,979

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net product revenue	$1,260,973	$989,918	$—
Other revenue	13,526	20,745	—

Total revenue	1,274,499	1,010,663	—
Costs and expenses:
Cost of product revenue	506,530	662,747	—
Research and development	16,989,911	20,378,161	12,749,379
Selling, general and administrative	18,503,684	19,855,987	16,464,279

Total costs and expenses	36,000,125	40,896,895	29,213,658

Loss from operations	(34,725,626)	(39,886,232)	(29,213,658)
Interest income, net	291,964	393,109	72,028

Net loss	$(34,433,662)	$(39,493,123)	$(29,141,630)

Net loss attributable to common stockholders	$(34,433,662)	$(39,493,123)	$(29,141,630)

Net loss per share attributable to common stockholders—basic and diluted	$(1.99)	$(2.43)	$(2.08)

Weighted-average number of common shares outstanding—basic and diluted	17,260,626	16,233,985	14,032,916

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net Loss	$(34,433,662)	$(39,493,123)	$(29,141,630)
Other Comprehensive gain (loss):
Unrealized gain (loss) on available-for-sale securities	367	23,040	(24,654)

Comprehensive loss	$(34,433,295)	$(39,470,083)	$(29,166,284)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2014	15,775,221	$15,637,032	14,078,647	$25,394,135	—	$—	2,215,711	$221	$1,472,299	$—	$(8,010,860)	$(6,538,340)
Conversion of Series A convertible preferred stock to common stock	(15,775,221)	(15,637,032)	—	—	—	—	3,683,637	368	15,636,664	—	—	15,637,032
Conversion of Series B convertible preferred stock to common stock	—	—	(14,078,647)	(25,394,135)	—	—	3,287,471	329	25,393,806	—	—	25,394,135
IPO proceeds, net of offering costs of $7,998,871	—	—	—	—	—	—	5,491,191	549	79,859,636	—	—	79,860,185
Vesting of restricted common stock	—	—	—	—	—	—	1,016,328	102	(102)	—	—	—
Issuance of common stock from option exercises	—	—	—	—	—	—	47,280	5	408,316	—	—	408,321
Stock-based compensation expense	—	—	—	—	—	—	—	—	6,597,359	—	—	6,597,359
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	—	(24,654)		(24,654)
Net loss	—	—	—	—	—	—	—	—	—	—	(29,141,630)	(29,141,630)

Balance at December 31, 2015	—	$—	—	$—	—	$—	15,741,618	$1,574	$129,367,978	$(24,654)	$(37,152,490)	$92,192,408
Vesting of restricted common stock	—	—	—	—	—	—	1,023,664	102	(102)	—	—	—
Issuance of common stock from option exercises	—	—	—	—	—	—	8,516	2	22,096	—	—	22,098
Stock-based compensation expense	—	—	—	—	—	—	—	—	6,572,963	—	—	6,572,963
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	—	23,040	—	23,040
Net loss	—	—	—	—	—	—	—	—	—	—	(39,493,123)	(39,493,123)

Balance at December 31, 2016	—	$—	—	$—	—	$—	16,773,798	$1,678	$135,962,935	$(1,614)	$(76,645,613)	$59,317,386
Vesting of restricted common stock	—	—	—	—	—	—	1,021,804	102	(102)	—	—	—
Issuance of common stock from option exercises	—	—	—	—	—	—	1,576	—	2,632	—	—	2,632
Stock-based compensation expense	—	—	—	—	—	—	—	—	4,219,165	—	—	4,219,165
Unrealized gain on available-for-sale securities					—	—	—	—	—	367	—	367
Net loss	—	—	—	—	—	—	—	—	—	—	(34,433,662)	(34,433,662)

Balance at December 31, 2017	—	$—	—	$—	—	$—	17,797,178	$1,780	$140,184,630	$(1,247)	$(111,079,275)	$29,105,888

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Operating activities
Net loss	$(34,433,662)	$(39,493,123)	$(29,141,630)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	324,548	277,231	49,881
Stock-based compensation expense	4,219,165	6,572,963	6,597,359
Amortization and accretion on investments	(68,139)	16,161	9,523
Other non-cash items	1,781	3,434	4,123
Changes in operating assets and liabilities:
Restricted cash	—	240	(27)
Accounts receivable	1,796	(12,181)	—
Inventory	22,241	(454,132)	—
Prepaid expenses and other current assets	148,881	(17,409)	(538,178)
Other assets	64,800	(64,800)	100,103
Accounts payable	819,357	309,437	621,393
Accrued expenses and other current liabilities	1,124,648	746,879	1,570,216
Deferred revenue	(16,156)	88,344	—
Deferred rent	68,542	(9,475)	(18,881)
Other long term liabilities	—	(15,442)	—

Net cash used in operating activities	(27,722,198)	(32,051,873)	(20,746,118)

Investing activities
Purchases of marketable securities	(32,987,697)	(38,682,081)	(39,397,769)
Proceeds from maturities and sales of marketable securities	57,585,413	26,995,324	12,398,295
Purchases of property and equipment	(113,498)	(559,378)	(265,617)
Proceeds from sales of property and equipment	5,344	5,255	—

Net cash provided by (used in) investing activities	24,489,562	(12,240,880)	(27,265,091)

Financing activities
Proceeds from initial public offering, net of offering costs	—	—	80,435,430
Proceeds from exercise of common stock	2,632	22,098	8,321
Proceeds from early exercise of common stock	—	—	400,000

Net cash provided by financing activities	2,632	22,098	80,843,751

Net (decrease) increase in cash and cash equivalents	(3,230,004)	(44,270,655)	32,832,542
Cash and cash equivalents at beginning of period	22,416,040	66,686,695	33,854,153

Cash and cash equivalents at end of period	$19,186,036	$22,416,040	$66,686,695

Supplemental cash flow information
Property and equipment purchases included in accounts payable and accrued expense	$—	$7,100	$106,680

IPO issuance costs paid in cash through December 31, 2014	$—	$—	$575,245

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS

The Company

Flex Pharma, Inc. (the “Company”) is a biotechnology company that is developing innovative and proprietary treatments for muscle cramps, spasms and spasticity associated with severe neurological conditions and exercise-associated muscle cramps. The Company’s lead drug product candidate, FLX-787, is currently being studied in an exploratory Phase 2 clinical trial in Australia in patients with multiple sclerosis, or MS, and in two Phase 2 clinical trials in the United States. One Phase 2 clinical trial in the United States is in patients with motor neuron disease, or MND, primarily with amyotrophic lateral sclerosis, or ALS, who suffer from muscle cramps. FLX-787 is being developed for ALS under fast track designation which was granted by the Food and Drug Administration in July 2017. The other Phase 2 clinical trial in the United States is in patients with Charcot-Marie-Tooth disease, or CMT, who suffer from muscle cramps. In 2016, the Company launched its consumer product, HOTSHOT®, to prevent and treat exercise-associated muscle cramps.

FLX-787, HOTSHOT and the Company’s other drug product candidates are based on a mechanism of action the Company describes as chemical neurostimulation. The Company believes chemical neurostimulation to be a process in which a molecule, such as FLX-787, acts topically on the surfaces of the mouth, throat, esophagus and stomach to produce a sensory signal by activating nerves in those tissues. That signal is thought to ultimately result in a beneficial effect. Specifically, the Company’s product candidates activate certain receptors known as transient receptor potential ion channels in primary sensory neurons producing a signal believed to inhibit neuronal circuits and thereby reduce hyperexcitability in the neurons that fire muscles. Reduced alpha-motor neuron hyperexcitability in spinal cord circuits is thought to suppress repetitive firing of alpha-motor neurons, thereby preventing or reducing muscle cramps and spasms, and potentially reducing reflex hyperexcitability and therefore spasticity.

The Company operates as two reportable segments, Consumer Operations and Drug Development. See Note 15 for additional discussion and information on the Company’s reportable segments.

The Company is subject to risks common to companies in the biotechnology and consumer products industries, including, but not limited to, risks of failure of pre-clinical studies and clinical trials, the need to obtain marketing approval for its drug product candidates, the need to successfully commercialize and gain market acceptance of its drug product candidates and its consumer products, dependence on key personnel, protection of proprietary technology, compliance with government regulations and development by competitors of alternative products.

In February 2015, the Company sold 5,491,191 shares of common stock (inclusive of 91,191 shares of common stock sold by the Company pursuant to the exercise of an overallotment option granted to the underwriters in connection with the offering) through an underwritten initial public offering (“IPO”) at a price of $16.00 per share. The aggregate net proceeds received by the Company from the offering were approximately $79,900,000, after deducting underwriting discounts and commissions and offering expenses payable by the Company of approximately $8,000,000 (See Note 2).

Liquidity

The Company has incurred an accumulated deficit of $111,079,275 from February 26, 2014 (inception) through December 31, 2017, and will require substantial additional capital to fund its research and development and expenses related to its consumer brand and HOTSHOT. The Company had cash, cash equivalents and marketable securities of $33,315,759 at December 31, 2017. The Company’s operating plan assumes: (1) the efforts of the Company’s Drug Development segment are focused on the support and completion of current clinical trials; (2) reduced spending, compared to the prior year, by the Consumer Operations segment, including reduced marketing spend; and (3) limited headcount additions and corporate expenditures. Based on the Company’s implemented operating plan, the Company believes that its existing cash, cash equivalents and marketable securities will be sufficient to allow the Company to fund its current operating plan for at least 12 months from the date the financial statements are issued. Management expects the Company to incur a loss for the foreseeable future. The Company’s ability to achieve profitability in the future is dependent upon the successful development, approval and commercialization of its drug product candidates, and achieving a level of revenues adequate to support the Company’s cost structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital. Management intends to fund future operations through additional private or public debt or equity offerings, and may seek additional capital through arrangements with collaborators or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all. If the Company is unable to raise additional capital in sufficient amounts or on acceptable terms, the Company may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its drug product candidates or sell or license assets in the Drug Development and Consumer Operations segments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates, which include, but are not limited to, estimates related to inventory write-offs, clinical study accruals, stock-based compensation expense, and amounts of expenses during the reported period. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Prior to the Company’s IPO, the Company utilized significant estimates and assumptions in determining the fair value of its common stock. The Company utilized various valuation methodologies in accordance with the framework of the 2004 and 2013 American Institute of Certified Public Accountants Technical Practice Aids, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology included estimates and assumptions that required the Company’s judgment. These estimates and assumptions included a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of securities senior to the Company’s common stock at the time and the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company. Significant changes to the key assumptions used in the valuations could have resulted in different fair values of common stock at each valuation date and may have materially affected the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: TK Pharma, Inc., a Massachusetts Securities Corporation, and Flex Innovation Group LLC, a Delaware limited liability company, which contains the Company’s consumer-related operations. All significant intercompany balances and transactions have been eliminated in consolidation.

Concentration of risk

The Company outsources the manufacture of HOTSHOT to a single co-packer that produces bottled finished goods. The Company also sources certain raw materials from sole suppliers. A disruption in the supply of materials or the production of finished goods could significantly impact the Company’s revenues in the future as alternative sources of raw materials and co-packing may not be available at commercially reasonable rates or within a reasonably short period of time.

Segment information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manage its business as two operating segments, Drug Development and Consumer Operations (see Note 15). The Company operates in one geographic segment, the United States.

Concentrations of credit risk and off-balance sheet risk

Cash, cash equivalents and marketable securities are financial instruments that potentially subject the Company to concentrations of credit risk. The Company’s cash, cash equivalents and marketable securities are held in accounts at financial institutions that management believes are creditworthy. The Company has not experienced any credit losses in such accounts and does not believe it is exposed to any significant credit risk on these funds. The Company has no financial instruments with off-balance sheet risk of loss.

Revenue

Revenue is comprised of net product revenue and other revenue. Net product revenue includes sales of HOTSHOT finished goods to e-commerce customers, specialty retailers and sports teams. Other revenue consists of payments made by customers for expedited shipping and handling, which the Company began offering during the third quarter of 2016. Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the sales price is fixed or determinable and collectability is reasonably assured. For sales through September 30, 2016, the Company issued refunds to e-commerce customers, upon request, within 21 days of shipment. When the Company began selling HOTSHOT on a third-party e-commerce website in October 2016, the refund period and related deferral period increased, as the Company began offering refunds to e-commerce customers, upon request, within 30 days of delivery, for purchases subsequent to September 30, 2016. As the Company currently does not have adequate history to accurately estimate refunds, all e-commerce sales, and their related costs, are deferred and revenue is recognized once the refund period lapses. This deferral represents total deferred revenue presented on the Company’s consolidated balance sheet. For specialty retailers and sports teams, the Company does not offer a right of return or refund and revenue is recognized at the time products are delivered to customers.

Discounts provided to customers are accounted for as a reduction of product revenue, and were approximately $278,000 and $135,000 for the years ended December 31, 2017 and December 31, 2016, respectively. There were no such discounts in 2015 as the Company had not yet launched HOTSHOT.

Net product revenue and other revenue are presented net of taxes collected from customers and remitted to governmental authorities.

The Company had no customers that represented greater than 10% of total revenue during the year ended December 31, 2017 or during the year ended December 31, 2016. All revenue was generated from sales within the United States.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at their carrying values, net of any allowances for doubtful accounts. Accounts receivable consist primarily of amounts due from specialty retailers and sports teams, for which collectability is reasonably assured. Receivables are evaluated for collectability on a regular basis and an allowance for doubtful accounts is recorded, if necessary. No allowance for doubtful accounts was deemed necessary at December 31, 2017 and December 31, 2016.

Cost of product revenue

Cost of product revenue includes the cost of raw materials utilized to produce HOTSHOT, co-packing fees, repacking fees, in-bound freight charges and warehouse and transportation costs incurred to bring HOTSHOT finished goods to salable condition. All other costs incurred after this condition is met are considered selling costs and included in selling, general and administrative expenses. Cost of product revenue also includes write-offs for inventory that has become obsolete, has a cost basis in excess of its estimated realizable value, or exceeds projected sales, as well as depreciation expense related to manufacturing equipment purchased to support production and royalty amounts payable to certain of the Company’s founders on HOTSHOT sales.

Inventory

The Company launched HOTSHOT in the second quarter of 2016 and began capitalizing inventory costs associated with HOTSHOT in the first quarter of 2016, when it was determined that the inventory costs had probable future economic benefit. Inventory is stated at the lower of cost or estimated net realizable value, on a first-in, first-out (“FIFO”) basis.

The Company outsources the manufacture of HOTSHOT to a co-packer. Inventory at December 31, 2017 includes raw materials available for future production runs, as well as finished goods.

The Company periodically analyzes its inventory levels and writes down inventory that has become obsolete, has a cost basis in excess of its estimated realizable value, or exceeds projected sales. Estimates of excess inventory consider factors such as inventory levels, production requirements, projected sales and the estimated shelf-lives of inventory components. Inventory write-offs are recorded as a component of cost of product revenue.

Advertising expense

Advertising expense consists of media and production costs related to print and digital advertising. All advertising is expensed as incurred. Total advertising expenses are included in selling, general and administrative and were approximately $3,566,000 and $2,936,000 for the years ended December 31, 2017 and December 31, 2016, respectively. There were no such costs in 2015 as the Company had not yet launched HOTSHOT.

Shipping and handling costs

Shipping and handling costs related to the movement of inventory to the Company’s co-packer and from the co-packer to the Company’s third-party warehousing and fulfillment partners is capitalized as inventory and expensed as a cost of product revenue when revenue is recognized. Shipping and handling costs to move finished goods from the Company’s warehousing and third-party fulfillment partners to customer locations are included in selling, general and administrative expense in the consolidated statement of operations, and were approximately $261,000 and $170,000 for the years ended December 31, 2017 and December 31, 2016, respectively. There were no such costs in 2015 as the Company had not yet launched HOTSHOT.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred, while costs of major additions and betterments are capitalized. Upon disposal, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is recorded, once assets are placed in service, using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Asset type	Estimated useful life
Computers and computer equipment	3 years
Laboratory equipment	3 years
Manufacturing equipment	3 years
Website development costs	1-2 years

Impairment of long-lived assets

The Company evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value. The Company has not recognized any impairment losses through December 31, 2017.

Research and development expense

Research and development costs are charged to expense as incurred in performing research and development activities. The costs include employee compensation costs, clinical study costs, external consultant costs, regulatory costs and facilities and overhead costs. Facilities and overhead costs primarily include the allocation of insurance, rent, utility and office-related expenses attributable to research and development personnel. The Company records payments made to outside vendors in advance of services performed or goods being delivered for use in research and development activities as prepaid expenses, which are expensed as services are performed or goods are delivered.

Stock-based compensation expense

The Company accounts for its stock-based compensation awards to employees and directors in accordance with FASB ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their grant date fair values. Compensation expense related to awards to employees with service conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. Compensation expense related to awards to employees with performance conditions is recognized based on grant date fair value over the remaining service period when management determines that achievement of the milestone is probable. Management evaluates when the achievement of a performance-based milestone is probable based on the relative satisfaction of the performance conditions as of the reporting date. The Company accounts for stock-based compensation arrangements with non-employees based upon the fair value of the consideration received or the equity instruments issued, whichever is more reliably measurable, in accordance with the provisions of FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees. The measurement date for non-employee awards is generally the date performance of services required from the non-employee is complete, resulting in periodic adjustments to stock-based compensation expense during the vesting period for changes in the fair value of the awards. Stock-based compensation costs for non-employee service awards are recognized as services are provided, which is generally the vesting period, on a straight-line basis. The unvested portion of the awards is subject to re-measurement over the vesting period.

The Company estimates the fair value of its stock options using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (a) the expected stock price volatility, (b) the expected term of the award, (c) the risk-free interest rate, (d) expected dividends and (e) the estimated fair value of the Company’s common stock on the measurement date. Due to the lack of significant trading history for the Company’s common stock, it has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. When selecting these public companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected term of the stock-based awards. The Company computes historical volatility data using the volatility for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. Due to the lack of Company specific historical option activity, the Company has estimated the expected term of its employee stock options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. The expected term for non-employee awards is the remaining contractual term of the option. The risk-free interest rates are based on the U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The Company has never paid, and does not expect to pay dividends in the foreseeable future.

Prior to adoption of ASU No. 2016-09 Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, share-based compensation expense was recognized net of estimated forfeitures, such that expense was recognized only for share-based awards that were expected to vest. A forfeiture rate was estimated annually and revised, if necessary, in subsequent periods if actual forfeitures differed from initial estimates. Upon adoption of ASU No. 2016-09 on January 1, 2017, the Company no longer applies a forfeiture rate and instead accounts for forfeitures as they occur.

Income taxes

Income taxes are recorded in accordance with FASB ASC Topic 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and the tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. The Company has evaluated available evidence and concluded that the Company may not realize the benefit of its deferred tax assets; therefore a valuation allowance has been established for the full amount of the deferred tax assets.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2017 and December 31, 2016, the Company did not have any significant uncertain tax positions. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Net loss per share attributable to common stockholders

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury stock method and the if-converted method, for convertible securities, if inclusion of these is dilutive.

For years ended December 31, 2017, December 31, 2016 and December 31, 2015, the Company has excluded the effects of all potentially dilutive shares from the weighted-average number of common shares outstanding as their inclusion in the computation for each period would be anti-dilutive due to the net loss per share incurred by the Company.

Comprehensive loss

Comprehensive loss is the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss includes net loss and the change in accumulated other comprehensive loss for the period. Accumulated other comprehensive loss consisted entirely of unrealized gains and losses on available-for-sale marketable securities for the years ended December 31, 2017, December 31, 2016 and December 31, 2015. See the consolidated statements of comprehensive loss for relevant disclosures.

The following tables summarize the changes in accumulated other comprehensive loss during the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

Balance as of December 31, 2016	$(1,614)
Other comprehensive gain	367

Balance as of December 31, 2017	$(1,247)

Balance as of December 31, 2015	$(24,654)
Other comprehensive gain	23,040

Balance as of December 31, 2016	$(1,614)

Balance as of December 31, 2014	$—
Other comprehensive loss	(24,654)

Balance as of December 31, 2015	$(24,654)

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU provides for a single comprehensive model for use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The accounting standard is effective for interim and annual periods beginning after December 15, 2016 with no early adoption permitted. In July 2015, the FASB deferred the effective date of this accounting update to annual periods beginning after December 15, 2017, along with an option to permit early adoption as of the original effective date. The Company is required to adopt the standard in the ASU using one of two acceptable methods: retrospectively to all prior reporting periods presented, with certain practical expedients permitted; or retrospectively with the cumulative effect of initially adopting the ASU recognized at the date of initial application. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), clarifying the implementation guidance on principal versus agent considerations. Specifically, an entity is required to determine whether the nature of a promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for the good or service to be provided to the customer by the other party (that is, the entity is an agent). The determination influences the timing and amount of revenue recognition. The effective date and transition requirements for ASU No. 2016-08 are the same as the effective date and transition requirements for ASU No. 2014-09.

The Company has evaluated the adoption impact of the guidance related to the Company’s sales of HOTSHOT. Based on evaluation of the Company’s revenue streams, the Company has determined that the timing of recognition for e-commerce sales will change by an immaterial amount, due to e-commerce refund rights. Through December 31, 2017 and prior to adoption of the new standard, since the Company does not have an adequate history to accurately estimate refunds, all e-commerce sales and related costs have been deferred and recognized once the refund period lapses. Under the new standard, the Company will estimate the amount of potential refunds and may recognize revenue related to some of these sales earlier if it is probable that a significant revenue reversal will not occur. Adoption will not have a significant impact on revenue recognition for the company’s specialty retail or sports team channels, as no right of refund or return exists.

The guidance is not expected to have a material impact to the consolidated statements of operations or balance sheets in any prior or prospective reporting period. The Company has finalized its accounting policy, and has designed and implemented necessary changes to processes and controls to allow for proper recognition, presentation and disclosure upon adoption effective in the beginning of fiscal year 2018.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330). This ASU simplifies the measurement of inventory by requiring certain inventory to be measured at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016 and for interim periods therein. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The Company adopted this ASU as of March 31, 2017, which did not have a material impact on its condensed consolidated financial statements

In February 2016, the FASB issued ASU No. 2016-02, Leases. The ASU requires lessees to recognize the assets and liabilities on their balance sheet for the rights and obligations created by most leases and continue to recognize expenses on their income statements over the lease term. It will also require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. The guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted. While the Company is currently evaluating the effect this standard will have on its consolidated financial statements and timing of adoption, the Company expects that upon adoption, it will recognize right-of-use assets and lease liabilities and those amounts could be material. The Company is still assessing the expected impact on our consolidated statements of operations and cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU simplifies the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted the new standard on January 1, 2017 and has elected to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to increase retained earnings by approximately $2,000, as of January 1, 2017. In addition, upon adoption of the new standard, the Company has additional deferred tax assets related to tax deductions from excess tax benefits related to the exercise of stock options. As a result, the deferred tax assets associated with net operating losses increased by approximately $42,000 in the first quarter of 2017. The amounts are offset by a corresponding increase in the valuation allowance. As such, there is no net effect on the Company’s consolidated statements of operations for the twelve months ended December 31, 2017.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update amends the guidance in ASU 230 Statement of Cash Flows, and clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows with the objective of reducing the existing diversity in practice related to eight specific cash flow issues. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows, which amends ASU Topic 230. This update requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer be required to present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. Entities will also have to disclose the nature of their restricted cash and restricted cash equivalent balances. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. Early adoption is permitted. Entities are required to apply the guidance retrospectively. The new guidance will change the presentation of restricted cash in the Company’s consolidated financial statements in the first quarter of 2018.

In May 2017, the FASB issued ASU 2017-09, Stock Compensation (Topic 718): Scope of Modification Accounting, to provide clarity and reduce diversity in practice, cost and complexity when applying the guidance in Topic 718. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material effect on its consolidated financial statements and related disclosures.

The Company believes that the impact of other recently issued standards that are not yet effective will not have a material effect on its consolidated financial position or results of operations upon adoption.

Initial public offering

On February 3, 2015, the Company completed its IPO, whereby the Company sold 5,491,191 shares of its common stock (inclusive of 91,191 shares of common stock sold by the Company pursuant to the exercise of an overallotment option granted to the underwriters in connection with the IPO) at a price of $16.00 per share. The shares began trading on the Nasdaq Global Market on January 29, 2015. The aggregate net proceeds received by the Company from the IPO were approximately $79,900,000, after deducting underwriting discounts and commissions and other offering expenses payable by the Company. Upon the closing of the IPO, all outstanding shares of convertible preferred stock converted into 6,971,108 shares of common stock. Additionally, the Company is now authorized to issue 100,000,000 shares of common stock.

Deferred IPO issuance costs, which primarily consisted of direct incremental legal and accounting fees related to the Company’s IPO, were capitalized at December 31, 2014. Upon the closing of the IPO in February 2015, IPO issuance costs of $1,848,737, as well as underwriting discounts and commissions of $6,150,134, were offset against the IPO proceeds within additional paid-in capital.

Reverse stock split

In January 2015, the Company effected a one-for-4.2825 reverse stock split of its then issued and outstanding common stock. All share and per share amounts related to issued and outstanding common stock and outstanding options exercisable for common stock included in the Company’s consolidated financial statements and notes to consolidated financial statements have been retroactively adjusted for all periods presented to reflect the reverse stock split, including reclassifying an amount equal to the reduction in par value of common stock to additional paid-in capital. The conversion ratios of the Company’s convertible preferred stock have also been adjusted to reflect the reverse stock split.

Subsequent events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the consolidated financial statements for potential recognition or disclosure in the consolidated financial statements. Subsequent events have been evaluated through the date these consolidated financial statements were issued for potential recognition or disclosure in the consolidated financial statements (see Note 18).

3. RESTRICTED CASH

As of December 31, 2017 and December 31, 2016, the Company had $126,595 of restricted cash in the form of a letter of credit. The Company maintains this letter of credit as a security deposit on the lease of its office space in Boston, Massachusetts (see Note 9).

4. FAIR VALUE MEASUREMENTS

The Company records cash equivalents and marketable securities at fair value. ASC Topic 820, Fair Value Measurements and Disclosures established a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table summarizes the cash equivalents and marketable securities measured at fair value on a recurring basis as of December 31, 2017 and December 31, 2016:

	Level 1	Level 2	Level 3	Balance at December 31, 2017
Cash equivalents	$5,046,205	$—	$—	$5,046,205
Marketable securities:
U.S. government agency securities	—	8,986,259	—	8,986,259
Commercial paper	—	4,440,689	—	4,440,689
Corporate debt securities	—	702,775	—	702,775

	$5,046,205	$14,129,723	$—	$19,175,928

	Level 1	Level 2	Level 3	Balance at December 31, 2016
Cash equivalents	$11,681,074	$—	$—	$11,681,074
Marketable securities:
U.S. government agency securities	—	31,059,491	—	31,059,491
Commercial paper	—	6,081,202	—	6,081,202
Corporate debt securities	—	1,518,240	—	1,518,240

	$11,681,074	$38,658,933	$—	$50,340,007

Cash equivalents and marketable securities have been initially valued at the transaction price and subsequently valued, at the end of each reporting period, utilizing third-party pricing services or other market observable data. The pricing services utilize industry standard valuation models, including both income and market based approaches and observable market inputs to determine value. The majority of the Company’s cash equivalents consist of money market funds that are valued based on publicly available quoted market prices for identical securities as of December 31, 2017. After completing its validation procedures, the Company did not adjust or override any fair value carrying amounts of as of December 31, 2017.

The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair values at December 31, 2017 and 2016, due to their short-term nature.

The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of assets or liabilities between Level 1 and Level 2 during the year ended December 31, 2017 or during the year ended December 31, 2016. The Company had no financial assets or liabilities that were classified as Level 3 at any point during the year ended December 31, 2017 or during the year ended December 31, 2016.

5. CASH EQUIVALENTS AND MARKETABLE SECURITIES

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents as of December 31, 2017 and December 31, 2016 consisted of money market funds.

Marketable securities as of December 31, 2017 and December 31, 2016 consisted of corporate debt securities, commercial paper and U.S. government agency securities. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its marketable securities as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Marketable securities are recorded at fair value, with unrealized gains and losses included as a component of accumulated other comprehensive income (loss) in stockholders’ equity and a component of total comprehensive income (loss) in the consolidated statement of comprehensive income (loss), until realized. Realized gains and losses are included in investment income on a specific-identification basis. There were no realized gains on marketable securities during the year ended December 31, 2017, and there were immaterial realized gains on marketable securities during the year ended December 31, 2016.

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statement of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Marketable securities at December 31, 2017 and December 31, 2016 consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
As of December 31, 2017
Current (due within 1 year):
U.S. government agency securities	$8,987,254	$38	$(1,033)	$8,986,259
Commercial paper	4,440,689	—	—	4,440,689
Corporate debt securities	703,027	—	(252)	702,775

Total	$14,130,970	$38	$(1,285)	$14,129,723

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
As of December 31, 2016
Current (due within 1 year):
U.S. government agency securities	$31,060,710	$2,912	$(4,131)	$31,059,491
Commercial paper	6,081,202	—	—	6,081,202
Corporate debt securities	1,518,635	—	(395)	1,518,240

Total	$38,660,547	$2,912	$(4,526)	$38,658,933

The Company held six securities that were in an unrealized loss position at both December 31, 2017 and December 31, 2016, all of which were in a continuous loss position for less than 12 months. The aggregate fair value of securities in an unrealized loss position was $8,191,315 and $16,519,620 at December 31, 2017 and December 31, 2016, respectively. There were no individual securities that were in a significant unrealized loss position as of December 31, 2017 or December 31, 2016. The Company evaluated its securities for other-than-temporary impairment and considered the decline in market value for the securities to be primarily attributable to current economic and market conditions. The Company has the intent and ability to hold such securities until recovery. Based on this analysis, these marketable securities were not considered to be other-than-temporarily impaired as of December 31, 2017.

At December 31, 2017 and December 31, 2016, all investments held by the Company were classified as current. Investments classified as current have maturities of less than one year. Investments classified as noncurrent are those that (i) have a maturity greater than one year and (ii) management does not intend to liquidate within the next year, although these funds are available for use and therefore classified as available-for-sale.

6. INVENTORY

The Company began capitalizing inventory as of March 31, 2016, when it was determined that the inventory had a probable future economic benefit. Inventory has been recorded at cost as of December 31, 2017 and December 31, 2016. Costs capitalized at December 31, 2017 and December 31, 2016 relate to HOTSHOT finished goods, as well as raw materials available to be used for future production runs.

The following table presents inventory:

	December 31, 2017	December 31, 2016
Raw materials	$17,411	$19,888
Finished goods	414,480	434,244

Total inventory	$431,891	$454,132

In the second quarter of 2017, the Company completed a production run of HOTSHOT. From the second to fourth quarter of 2017, the Company wrote off materials purchased for production that were not expected to be used in future production runs, as well as expiring finished goods. In 2016, the Company wrote off raw materials purchased for production runs of HOTSHOT that were not expected to be used in future production runs, as well as finished goods not expected to be sold based upon projected sales, estimated product shelf life, the number of units produced and production level requirements.

Write-offs totaled approximately $42,000 and $282,000 for the years ended December 31, 2017 and December 31, 2016, respectively, and are included in cost of product revenue in the accompanying consolidated statement of operations.

The cost of product revenue related to deferred revenue is capitalized and recorded as cost of product revenue at the time the revenue is recognized.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31, 2017	December 31, 2016
Manufacturing equipment	$421,999	$421,999
Computers and computer equipment	311,847	276,263
Website development costs	177,886	159,836
Laboratory equipment	13,368	13,368
Capital in progress	28,823	7,863

Total property and equipment	953,923	879,329
Accumulated depreciation	(622,883)	(323,014)

Property and equipment, net	$331,040	$556,315

Capital in progress consists of assets acquired but not yet placed into service. At December 31, 2017 capital in progress consisted of computers and computer equipment, and at December 31, 2016 capital in progress consisted of computers and website development costs.

Depreciation expense was $324,548, $277,231 and $49,881 for the years ended December 31, 2017, December 31, 2016, and December 31, 2015, respectively.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2017	December 31, 2016
Research and development costs	$2,502,400	$938,665
Payroll and employee-related costs	874,246	1,453,665
Professional fees	227,980	153,219
Consumer product-related costs	107,595	42,024

Total	$3,712,221	$2,587,573

9. COMMITMENTS AND CONTINGENCIES

Lease commitments

On April 29, 2014, the Company leased office space in Boston, Massachusetts that was scheduled to expire on August 31, 2017. In January 2017, the Company signed a lease to extend the use of the same office space from September 1, 2017 to August 31, 2019.

Additionally, on October 21, 2014, the Company leased office space in New York, New York under an operating lease that was originally scheduled to expire on October 31, 2018. In March 2017, the Company commenced a plan to transition its consumer operations from New York to Boston. In connection with this transition, the Company terminated its New York office operating lease and was released from any further obligations in July 2017.

As of December 31, 2017, the minimum future lease payments under the Company’s Boston operating lease was as follows:

2018	$466,593
2019	311,062

Total minimum lease payments	$777,655

Rent expense is being recognized on a straight-line basis. The Company recorded approximately $522,000, $337,000 and $253,000 of rent expense for the twelve months ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

Royalty agreement

In March 2014, the Company entered into a royalty agreement with certain of its founders. Under the agreement, the Company agreed to pay the founders an aggregate royalty of 2% of gross sales of the Company’s products in perpetuity. The Company began incurring royalty expense upon commencement of HOTSHOT sales during the second quarter of 2016. The Company recorded approximately $25,000 and $20,000 of royalty expense during the twelve months ended December 31, 2017 and December 31, 2016, respectively. Royalty amounts owed to the founders as of December 31, 2017 and December 31, 2016 were approximately $3,000 and $4,000. No royalty amounts were owed to the founders as of December 31, 2015.

Litigation

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities as of December 31, 2017.

10. CONVERTIBLE PREFERRED STOCK

As of December 31, 2014, the Company had authorized 16,000,000 shares of Series A convertible preferred stock (“Series A Preferred Stock”), $0.0001 par value per share, for issuance. During March, April and May 2014, the Company issued an aggregate of 15,775,221 shares of Series A Preferred Stock for $1.00 per share, resulting in net proceeds to the Company of $15,637,032, which was also the carrying value of the Series A Preferred Stock as of December 31, 2014. As of December 31, 2014, the Company had authorized 14,500,000 shares of Series B convertible preferred stock (“Series B Preferred Stock”), $0.0001 par value per share, for issuance. From July to October 2014, the Company issued an aggregate of 14,078,647 shares of Series B Preferred Stock for $1.81 per share, resulting in net proceeds to the Company of $25,394,135, which was also the carrying value of the Series B Preferred Stock as of December 31, 2014.

In conjunction with the Company’s IPO in February 2015, all shares of the Series A and Series B Preferred Stock converted into common stock. As of December 31, 2017, there were no shares of Series A convertible preferred stock or Series B convertible preferred stock authorized.

On February 3, 2015, the Company filed an amended and restated certificate of incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware in connection with the closing of the Company’s IPO. As of December 31, 2017, under the Restated Certificate, the Company is authorized to issue 10,000,000 shares of preferred stock (“Preferred Stock”) with a par value of $0.0001 per share. The Company has not issued any shares of Preferred Stock as of December 31, 2017.

11. COMMON STOCK

As of December 31, 2017, the Company had authorized 100,000,000 shares of common stock, $0.0001 par value per share. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors. The Company does not intend to declare dividends for the foreseeable future.

Restricted common stock to founders

In March 2014, the Company sold 4,553,415 shares of restricted common stock to the founders of the Company (“recipients”), for $0.0004 per share, for total proceeds of $1,950. In April 2014, based upon anti-dilution provisions granted to the founders, an additional 867,314 shares of restricted common stock were sold to the same founders, after which the anti-dilution provisions were terminated. The restricted common stock vested 25% upon issuance, and the remaining 75% vests ratably over four years, during which time the Company has the right to repurchase the unvested shares held by a recipient if the relationship between such recipient and the Company ceases. If the relationship terminates, the Company has 90 days to repurchase unvested shares at $0.0004. Such shares are not accounted for as outstanding until they vest. There were 5,251,075 shares of restricted common stock outstanding as of December 31, 2017. Unvested restricted common stock awards to non-employees are re-measured at each vest date and each financial reporting date.

The following is a summary of restricted common stock activity:

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested at December 31, 2016	1,185,958	$0.10
Issued	—	—
Vested	(1,016,304)	0.10
Forfeited	—	—

Unvested at December 31, 2017	169,654	$0.10

The total fair value of shares vested during the twelve months ended 2017, 2016 and 2015 was approximately $3,840,000, $9,646,000 and $15,616,000 respectively.

Restricted common stock to consultants

There were no shares of restricted common stock granted to non-employee consultants and advisors during 2017 or 2015. During 2016, the Company granted a total of 18,194 of shares of restricted common stock to non-employee consultants and advisors. Such shares are not accounted for as outstanding until they vest. There were 12,860 shares of restricted common stock issued to consultants outstanding as of December 31, 2017. Unvested restricted common stock awards to non-employees are re-measured at each vest date and each financial reporting date.

The following is a summary of restricted common stock activity:

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested at December 31, 2016	10,834	$9.72
Issued	—	—
Vested	(5,500)	8.95
Forfeited	—	—

Unvested at December 31, 2017	5,334	$10.51

The total fair value of shares vested during the twelve months ended 2017 and 2016 was approximately $22,000 and $71,000, respectively. No shares were issued to consultants during the twelve months ended December 31, 2015.

Employee stock purchase plan

In 2015, the Company’s Board of Directors adopted, and the Company’s stockholders approved, the 2015 Employee Stock Purchase Plan (the “ESPP”). As of the December 31, 2017, no shares of common stock have been purchased under the ESPP.

Shares reserved for future issuance

The Company has reserved the following number of shares of common stock for future issuance:

	As of December 31,
	2017	2016
Stock-based compensation awards	3,439,820	2,722,573
Vesting of restricted common stock	174,988	1,196,792
Employee stock purchase plan	534,274	354,569

Total	4,149,082	4,273,934

12. STOCK-BASED COMPENSATION

In March 2014, the Company adopted the Flex Pharma, Inc. 2014 Equity Incentive Plan (the “2014 Plan”), under which it had the ability to grant incentive stock options (“ISOs”), non-qualified stock options, restricted stock awards, restricted stock units and stock appreciation rights to purchase up to 116,754 shares of common stock. In April 2014, the Company amended the 2014 Plan to reserve for the issuance of up to 1,451,087 shares of common stock pursuant to equity awards. In September 2014, the Company further amended the 2014 Plan to reserve for the issuance of up to 2,070,200 shares of common stock pursuant to equity awards. Terms of stock award agreements, including vesting requirements, were determined by the board of directors, subject to the provisions of the 2014 Plan. For options granted under the 2014 Plan, the exercise price equaled the fair market value of the common stock as determined by the board of directors on the date of grant. No further awards will be granted under the 2014 Plan.

In January 2015, the Company’s board of directors adopted, and the Company’s stockholders approved, the 2015 Equity Incentive Plan (the “2015 Plan”), which became effective immediately prior to the closing of the Company’s IPO. The 2015 Plan provides for the grant of ISOs, nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance-based stock awards and other stock-based awards. Additionally, the 2015 Plan provides for the grant of performance-based cash awards. ISOs may be granted only to the Company’s employees. All other awards may be granted to the Company’s employees, including officers, and to non-employee directors and consultants. As of December 31, 2017, there were 859,329 shares remaining available for the grant of stock awards under the 2015 Plan.

There were no stock options issued to non-employee consultants or members of the Scientific Advisory Board during 2017. During 2016 and 2015, the Company granted a total of 14,670 and 10,507, respectively, of stock options to non-employee consultants and members of its Scientific Advisory Board. The options generally vest over a four-year period, and have a contractual term of ten years. The total stock-based compensation expense related to all non-employee stock options for the year ended December 31, 2017, December 31, 2016 and December 31, 2015 was approximately $201,000, $370,000 and $517,000, respectively.

The Company has awarded stock options to its employees, directors, advisors and consultants, pursuant to the plans described above. Stock options subsequent to the completion of the Company’s IPO are granted with an exercise price equal to the closing market price of the Company’s common stock on the date of grant. Stock options generally vest over one to four years and have a contractual term of ten years. Stock options are valued using the Black-Scholes option pricing model and compensation cost is recognized based on the resulting value over the service period. Unvested awards to non-employees are re-measured at each vest date and at each financial reporting date. The following table summarizes stock option activity for employees and non-employees for the twelve months ended December 31, 2017:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2016	2,156,250	$8.66	7.94	$1,605,684
Granted	1,059,500	4.20
Exercised	(1,576)	1.67
Forfeited	(418,642)	8.87
Expired	(215,041)	10.51

Outstanding at December 31, 2017	2,580,491	$6.65	7.55	$803,600

Exercisable at December 31, 2017	1,404,844	$7.21	6.56	$692,232

Vested or expected to vest at December 31, 2017	2,580,491	$6.65	7.55	$803,600

During 2017, 2016 and 2015, the Company granted stock options to purchase an aggregate of 1,059,500, 763,320, and 994,748 shares of its common stock, respectively. The weighted-average grant date fair value of option awards granted during 2017, 2016 and 2015 were $2.80, $6.35, and $8.55, respectively.

The number of stock options exercised during 2017, 2016 and 2015 were 1,576, 8,516, and 47,280, respectively. The weighted-average exercise price of options exercised during 2017, 2016 and 2015 was $1.67, $2.59, and $8.63, respectively. The total intrinsic value of options exercised during 2017, 2016 and 2015 was $2,606, $64,302, and $149,386, respectively. The intrinsic value is calculated as the difference between the fair value of the Company’s common stock and the exercise price of the options at the date of exercise.

The Company estimates the fair value of each stock option award on the grant date using the Black-Scholes option-pricing model based on the following assumptions regarding the fair value of the underlying Common Stock on each measurement date:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Expected volatility	73.87% to 81.04%	71.01% to 74.20%	72.98% to 74.94%
Risk-free interest rate	1.83% to 2.40%	1.23% to 2.40%	1.62% to 2.49%
Expected term	5.3 - 9.5 years	5.3 - 10 years	5.3 - 10 years
Expected dividend yield	0%	0%	0%

Total stock-based compensation expense recognized for employee and non-employee restricted common stock, and stock options granted to employees and non-employees is included in the Company’s consolidated statements of operations and comprehensive loss as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Research and development	$1,545,737	$2,435,565	$3,192,063
Selling, general and administrative	2,673,428	4,137,398	3,405,296

Total	$4,219,165	$6,572,963	$6,597,359

Selling, general and administrative expense for the year ended December 31, 2016 included $285,000 related to stock options that were modified in connection with an employee termination agreement.

As of December 31, 2017, there was approximately $4,533,000 of total unrecognized compensation cost related to unvested equity awards. Total unrecognized compensation cost will be adjusted for the re-measurement of non-employee awards as well as future changes in employee and non-employee forfeitures, if any. The Company expects to recognize that cost over a remaining weighted-average period of 2.26 years.

13. INCOME TAXES

For the years ended December 31, 2017, December 31, 2016 and December 31, 2015, the Company did not record a current or deferred income tax provision or benefit. The Company’s losses before income taxes for the periods presented consisted solely of domestic losses.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act tax reform legislation. This legislation makes significant changes in U.S. tax law including a reduction in the corporate tax rates, changes to net operating loss carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U.S. corporate tax rate from the current rate of 35% to 21%. As a result of the enacted law, the Company was required to revalue deferred tax assets and liabilities at the enacted rate. This revaluation resulted in a decrease in net deferred tax assets of $12,600,000 and a corresponding reduction in the valuation allowance against these assets. There is no impact to income tax expense. The other provisions of the Tax Cuts and Jobs Act did not have a material impact on the 2017 consolidated financial statements.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118, or SAB 118, to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed, including computations, in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company has recognized the provisional tax impacts related to the revaluation of the deferred tax assets and liabilities and included these amounts in its consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the Tax Reform Act. The accounting is expected to be complete when the 2017 U.S. corporate income tax return is filed in 2018.

The following table presents a reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate to the effective income tax rate as reflected in the consolidated financial statements:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Federal income tax expense at statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	5.0%	5.0%	3.4%
Permanent differences	(0.7)%	0.0%	(0.2)%
Stock-based compensation	(1.9)%	(2.6)%	(6.3)%
Research credits	2.2%	1.9%	1.8%
Other, net	(1.3)%	(0.1)%	0.4%
Payroll Tax Credit Election	(0.7)%	0.0%	0.0%
Change in valuation allowance	(1.1)%	(39.2)%	(34.1)%
Deferred rate change	(36.5)%	0.0%	0.0%

Effective tax rate	0.0%	0.0%	0.0%

Deferred income tax assets and liabilities are determined based upon temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31, 2017	December 31, 2016
Deferred tax assets:
U.S. and state net operating loss carryforwards	$24,744,841	$24,322,172
Accruals and other temporary differences	202,301	529,462
Amortization	35,783	32,171
Stock-based compensation	1,591,131	1,847,441
Tax credit carryforward	1,964,189	1,423,292

Total deferred tax assets	28,538,245	28,154,538
Less valuation allowance	(28,533,755)	(28,127,611)

Deferred tax assets	4,490	26,927

Deferred tax liabilities:
Stock-based compensation	(4,490)	(23,316)
Depreciation	—	(3,611)
Accruals and other temporary differences	—	—

Deferred tax liabilities	(4,490)	(26,927)

Net deferred tax assets	$—	$—

As of December 31, 2017, the Company has U.S. federal net operating loss carryforwards of approximately $91,200,000 and U.S. state net operating loss carryforwards of approximately $90,400,000 ($7,100,000 tax affected), which are available to reduce future taxable income. The Company also had federal research and development tax credit carryforwards of approximately $1,600,000 and state research and development tax credit carryforwards of approximately $428,000, which may be used to offset future tax liabilities.

The Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, for the quarter ended March 31, 2017. As a result of adoption, the deferred tax assets associated net operating losses increased by approximately $42,000. These amounts were offset by a corresponding increase in the valuation allowance. The adoption of ASU 2016-09 had no impact to the Company’s consolidated statement of operations, balance sheet, or retained earnings.

The Company’s federal and state operating loss carryforwards and tax credit carryforwards will expire at various dates through 2037. Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50 percent, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since its inception which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future. The Company has not conducted an assessment to determine whether there may have been a Section 382 or 383 ownership changes.

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After considerations of all the evidence, both positive and negative, the Company continues to maintain a valuation allowance for the full amount of the 2017 deferred tax asset because it is more likely than not that the deferred tax asset will not be realized. The valuation allowance increased by approximately $406,000 from December 31, 2016 to December 31, 2017, primarily due to an increase in net operating losses.

The Company has no unrecognized tax benefits. Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expenses in the accompanying consolidated statement of operations. At December 31, 2017 and 2016, the Company had no accrued interest or penalties related to uncertain tax positions.

Under the Protecting Americans from Tax Hikes Act, enacted in December 2015, certain qualified small businesses may elect to apply up to $250,000 of its federal research and development tax credit against the Social Security portion of its payroll tax liability. The Company elected the $250,000 credit on its 2016 tax return and utilized approximately $22,000 of the credit as a decrease to its payroll tax expense in 2017.

14. NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury stock method and the if-converted method, for convertible securities, if inclusion of these is dilutive.

Because the Company has reported net losses for the periods presented, diluted net loss per common share is the same as basic net loss per common share.

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding for the periods indicated, because including them would have had an anti-dilutive impact:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Options to purchase common stock	2,580,491	2,156,250	1,824,973
Unvested restricted common stock	174,988	1,196,792	2,202,262

Total	2,755,479	3,353,042	4,027,235

15. SEGMENT INFORMATION

Effective as of the second quarter of 2016 and in connection with the launch of HOTSHOT, the Company operates as two reportable segments:

•	The Consumer Operations segment, which reflects the total revenue and costs and expenses related to HOTSHOT and the Company’s consumer operations.

•

The Drug Development segment, which reflects the costs and expenses related to the Company’s efforts to develop innovative and proprietary drug products to treat muscle cramps, spasms and spasticity associated with severe neurological conditions.

The Company discloses information about its reportable segments based on the way that the Company’s Chief Operating Decision Maker, who the Company has identified as the Chief Executive Officer, and management, organizes segments within the Company for making operating decisions and assessing financial performance. The Company evaluates the performance of its reportable segments based on revenue and operating income or loss. The accounting policies of the segments are the same as those described herein as well as those described in Note 2. Corporate and unallocated amounts that do not relate to a reportable segment have been allocated to “Corporate”. No asset information has been provided for the Company’s reportable segments as management does not measure or allocate such assets on a reportable segment basis.

Information for the Company’s reportable segments for the years ended December 31, 2017, December 31, 2016, and December 31, 2015 are as follows:

Year Ended December 31, 2017	Consumer Operations	Drug Development	Corporate	Consolidated
Total revenue	$1,274,499	—	—	$1,274,499
Loss from operations	$8,877,330	16,715,752	9,132,544	$34,725,626
Interest income, net	$—	—	291,964	$291,964

Year Ended December 31, 2016	Consumer Operations	Drug Development	Corporate	Consolidated
Total revenue	$1,010,663	—	—	$1,010,663
Loss from operations	$10,023,137	19,620,338	10,242,757	$39,886,232
Interest income, net	$—	—	393,109	$393,109

Year Ended December 31, 2015	Consumer Operations	Drug Development	Corporate	Consolidated
Total revenue	$—	—	—	$—
Loss from operations	$7,892,584	12,224,692	9,096,382	$29,213,658
Interest income, net	$—	—	72,028	$72,028

16. RELATED PARTIES

Royalty Agreement

In 2014, the Company entered into a royalty agreement with certain of the Company’s founders under which these founders are paid a royalty of 2%, in the aggregate, of gross sales of any product sold by the Company or by any of the Company’s licensees for use in the treatment of any neuromuscular disorder, and that uses, incorporates or embodies, or is made using, any of the Company’s intellectual property, including any know-how.

Upon the launch of HOTSHOT in the second quarter of 2016, the Company’s founders began earning royalties under this agreement. Royalty amounts earned by the founders during the years ended December 31, 2017 and December 31, 2016 totaled approximately $25,000 and $20,000, respectively, including approximately $3,000 and$4,000 not yet paid as of year end, respectively. There were no such amounts earned during the year ended December 31, 2015. Royalty expense is recorded in cost of product revenue in the consolidated statement of operations.

License Agreement

For the period from May 2014 through July 2016, the Company licensed a portion of its office space to ECLDS, LLC, which was controlled by the Company’s former Chief Executive Officer. In October 2015, the license agreement was assigned by ECLDS, LLC to a third party, that was not owned by the Company’s former Chief Executive Officer, but for which a business relationship existed. In July 2016, the license agreement terminated.

Under the terms of the license, the entity charged the same rental rate as that was charged to the Company. During the years ended December 31, 2016 and December 31, 2015, the Company received approximately $32,000, and $61,000, respectively, in license fees from the aforementioned related party, and such amounts received have been recorded as a reduction to rent expense.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter Ended March 31, 2017	Second Quarter Ended June 30, 2017	Third Quarter Ended September 30, 2017	Fourth Quarter Ended December 31, 2017
Net product revenue	$240,292	$330,688	$407,241	$282,752
Other revenue	2,255	4,835	6,360	76

Total revenue	242,547	335,523	413,601	282,828
Costs and expenses:
Cost of product revenue	79,106	145,325	148,756	133,343
Research and development	3,914,974	4,076,220	4,739,360	4,259,357
Selling, general and administrative	4,594,716	4,990,943	4,934,937	3,983,088

Total costs and expenses	8,588,796	9,212,488	9,823,053	8,375,788

Loss from operations	(8,346,249)	(8,876,965)	(9,409,452)	(8,092,960)
Interest income, net	77,854	72,342	77,339	64,429

Net loss	$(8,268,395)	$(8,804,623)	$(9,332,113)	$(8,028,531)

Net loss per share attributable to common stockholders—basic and diluted	$(0.49)	$(0.51)	$(0.54)	$(0.46)

Weighted-average number of common shares outstanding—basic and diluted	16,873,512	17,130,264	17,386,249	17,642,646

	First Quarter Ended March 31, 2016	Second Quarter Ended June 30, 2016	Third Quarter Ended September 30, 2016	Fourth Quarter Ended December 31, 2016
Net product revenue	$—	$112,685	$586,134	$291,099
Other revenue	—	—	12,940	7,805

Total revenue	—	112,685	599,074	298,904

Costs and expenses:
Cost of product revenue	197,020	110,931	221,090	133,706
Research and development	4,387,079	6,094,921	5,665,357	4,230,804
Selling, general and administrative	5,111,695	5,377,784	5,447,847	3,918,661

Total costs and expenses	9,695,794	11,583,636	11,334,294	8,283,171

Loss from operations	(9,695,794)	(11,470,951)	(10,735,220)	(7,984,267)
Interest income, net	103,333	107,818	97,726	84,232

Net loss	$(9,592,461)	$(11,363,133)	$(10,637,494)	$(7,900,035)

Net loss per share attributable to common stockholders—basic and diluted	$(0.61)	$(0.71)	$(0.65)	$(0.48)

Weighted-average number of common shares outstanding—basic and diluted	15,843,532	16,105,555	16,361,617	16,619,596

18. SUBSEQUENT EVENTS

The Company has completed an evaluation of all subsequent events after the balance sheet date of December 31, 2017 through the date these consolidated financial statements were issued. The Company concluded that no subsequent events have occurred that require disclosure.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$12,961,126	$19,186,036
Marketable securities	—	14,129,723
Accounts receivable	20,993	10,385
Inventory	223,519	431,891
Prepaid expenses and other current assets	478,746	777,102

Total current assets	13,684,384	34,535,137
Property and equipment, net	127,090	331,040
Restricted cash	126,595	126,595

Total assets	$13,938,069	$34,992,772

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,279,258	$2,004,440
Accrued expenses and other current liabilities	1,554,679	3,712,221
Deferred revenue	—	72,188
Deferred rent, current portion	53,919	58,821

Total current liabilities	2,887,856	5,847,670
Deferred rent, net of current portion	—	39,214

Total liabilities	2,887,856	5,886,884
Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized at September 30, 2018 and December 31, 2017; none issued or outstanding at September 30, 2018 and December 31, 2017	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized at September 30, 2018 and December 31, 2017; 18,069,476 and 17,972,166 shares issued at September 30, 2018 and December 31, 2017, and 18,066,767 and 17,797,178 shares outstanding at September 30, 2018 and December 31, 2017, respectively	1,807	1,780
Additional paid-in capital	142,000,936	140,184,630
Accumulated other comprehensive loss	—	(1,247)
Accumulated deficit	(130,952,530)	(111,079,275)

Total stockholders’ equity	11,050,213	29,105,888

Total liabilities and stockholders’ equity	$13,938,069	$34,992,772

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Net product revenue	$247,284	$407,241	$664,955	$978,221
Other revenue	3,707	6,360	10,120	13,450

Total revenue	250,991	413,601	675,075	991,671
Costs and expenses:
Cost of product revenue	91,937	148,756	355,816	373,187
Research and development	865,765	4,739,360	11,720,535	12,730,554
Selling, general and administrative	1,959,872	4,934,937	8,651,808	14,520,596

Total costs and expenses	2,917,574	9,823,053	20,728,159	27,624,337

Loss from operations	(2,666,583)	(9,409,452)	(20,053,084)	(26,632,666)

Interest income, net	28,210	77,339	139,612	227,535

Net loss	$(2,638,373)	$(9,332,113)	$(19,913,472)	$(26,405,131)

Net loss attributable to common stockholders	$(2,638,373)	$(9,332,113)	$(19,913,472)	$(26,405,131)

Net loss per share attributable to common stockholders—basic and diluted	$(0.15)	$(0.54)	$(1.11)	$(1.54)

Weighted-average number of common shares outstanding—basic and diluted	18,066,548	17,386,249	17,999,877	17,131,887

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Net loss	$(2,638,373)	$(9,332,113)	$(19,913,472)	$(26,405,131)
Other comprehensive gain (loss):
Unrealized gain (loss) on available-for-sale securities	—	4,305	1,247	303

Comprehensive loss	$(2,638,373)	$(9,327,808)	$(19,912,225)	$(26,404,828)

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Operating activities
Net loss	$(19,913,472)	$(26,405,131)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	176,954	250,563
Stock-based compensation expense	1,698,323	3,266,879
Amortization and accretion on investments	11,537	(38,551)
Other non-cash items	22,274	—
Changes in operating assets and liabilities:
Accounts receivable	(3,848)	(22,953)
Inventory	191,380	(79,864)
Prepaid expenses and other current assets	283,463	(130,196)
Other assets	—	64,800
Accounts payable	(725,182)	(274,525)
Accrued expenses and other current liabilities	(2,161,081)	1,309,611
Deferred revenue	—	9,227
Deferred rent	(44,116)	83,247

Net cash used in operating activities	(20,463,768)	(21,966,893)

Investing activities
Purchases of marketable securities	(1,997,751)	(23,364,721)
Proceeds from maturities and sales of marketable securities	16,117,184	43,286,118
Purchases of property and equipment	—	(98,100)
Proceeds from sales of property and equipment	1,415	4,233

Net cash provided by investing activities	14,120,848	19,827,530

Financing activities
Proceeds from exercise of common stock	118,010	2,047

Net cash provided by financing activities	118,010	2,047

Net decrease in cash, cash equivalents and restricted cash	(6,224,910)	(2,137,316)
Cash, cash equivalents and restricted cash at beginning of period	19,312,631	22,542,635

Cash, cash equivalents and restricted cash at end of period	$13,087,721	$20,405,319

Supplemental cash flow information
Property and equipment purchases included in accounts payable at September 30, 2017	$—	$8,472

Property and equipment purchases included in accounts payable and accrued expenses at December 31, 2016	$—	$7,100

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION AND OPERATIONS

The Company

Flex Pharma, Inc. (the “Company”) is a biotechnology company that was focused on developing innovative and proprietary treatments for muscle cramps, spasms and spasticity associated with severe neurological conditions. In June 2018, the Company announced that it was ending its ongoing Phase 2 clinical trials of FLX-787 in patients with motor neuron disease (“MND”), primarily with amyotrophic lateral sclerosis (“ALS”), and in patients with Charcot-Marie-Tooth disease (“CMT”), due to oral tolerability concerns observed in both studies.

Additionally, in June 2018, the Company initiated a process to explore a range of strategic alternatives for enhancing stockholder value, including the potential sale or merger of the Company. Wedbush PacGrow has been engaged to act as the Company’s strategic financial advisor. The Company also announced the restructuring of the organization to reduce its cost structure in order to preserve liquidity. In connection with the restructuring plan, the Company reduced its workforce by approximately 60%, with the reduction completed as of September 30, 2018. While the strategic assessment is ongoing, the Company will continue to operate with a reduced internal team that will focus their efforts on limited research and development activities and operating its consumer business, which sells HOTSHOT®, the Company’s consumer product launched in 2016 to prevent and treat exercise-associated muscle cramps.

The Company’s evaluation of strategic alternatives and its restructuring plans entails significant risks and uncertainties, including the risks and uncertainties set forth in Item 1A under the heading “Risk Factors” and Item 2 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Quarterly Report on Form 10-Q and in the Company’s Annual Report on Form 10-K. There can be no assurance that the Company’s evaluation of potential strategic alternatives will result in any transaction.

The Company operates as two reportable segments, Consumer Operations and Drug Development. See Note 12 for additional discussion and information on the reportable segments.

Liquidity

The Company incurred a loss of $2,638,373 for the three months ended September 30, 2018, a loss of $19,913,472 for the nine months ended September 30, 2018 and had an accumulated deficit of $130,952,530 as of September 30, 2018. The Company had unrestricted cash and cash equivalents of $12,961,126 at September 30, 2018. The Company’s operating plan assumes limited research and development activities and that the Consumer Operations segment will continue to sell HOTSHOT.

In the event that the Company does not complete a sale or merger, the Company (i) may elect to pursue a dissolution and liquidation of the Company or (ii) may continue to market HOTSHOT and operate its consumer business. If the Company dissolves and liquidates, the Company’s common stockholders may lose their entire investment. The amount of assets available for distribution to the Company’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will be needed for commitments and contingent liabilities.

Based on the Company’s operating plan, the Company believes that its existing cash and cash equivalents will be sufficient to allow the Company to fund its current operating plan for at least 12 months from the date the financial statements are issued.

The Company cannot predict the outcome of its strategic assessment or whether and to what extent it will resume drug development activities for FLX-787 or other drug product candidates and to what extent it will promote and sell HOTSHOT or other consumer products in the future. Accordingly, it is difficult to predict future cash needs. Management does expect the Company to incur losses for the foreseeable future. The Company’s ability to achieve profitability in the future is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital. If the Company raises funds through the issuance of additional equity, whether through private placements or additional public offerings, such an issuance would dilute the stockholders’ ownership in the Company. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

The accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the condensed consolidated financial statements. As of September 30, 2018, the Company’s significant accounting policies, which are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 10-K”), have not changed, other than as noted below.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their carrying values, net of any allowances for doubtful accounts. Accounts receivable consist primarily of amounts due from specialty retailers and sports teams, for which collection is probable based on the customer’s intent and ability to pay. Receivables are evaluated for collection probability on a regular basis and an allowance for doubtful accounts is recorded, if necessary. No allowance for doubtful accounts was deemed necessary at September 30, 2018 or December 31, 2017.

Restricted Cash

The Company has restricted cash in the form of a letter of credit it maintains as a security deposit on the lease of its office space in Boston, Massachusetts.

Advertising Expense

Advertising expense consists of media and production costs related to print and digital advertising. All advertising is expensed as incurred. Total advertising expenses are included in selling, general and administrative expenses in the condensed consolidated statement of operations, and were approximately $20,000 and $792,000 for the three and nine months ended September 30, 2018 and approximately $1,158,000 and $3,073,000 for the three and nine months ended September 30, 2017.

Shipping and Handling Costs

Shipping and handling costs related to the movement of inventory to the Company’s co-packer and from the co-packer to the Company’s third-party warehousing and fulfillment partners are capitalized as inventory and expensed as cost of product revenue when revenue is recognized. Shipping and handling costs to move finished goods from the Company’s third-party warehousing and fulfillment partners to customer locations are included in selling, general and administrative expenses in the condensed consolidated statement of operations, and were approximately $27,000 and $81,000 for the three and nine months ended September 30, 2018, and approximately $64,000 and $145,000 for the three and nine months ended September 30, 2017.

Restructuring-Related Costs

The Company records employee termination costs in accordance with Accounting Standards Codification (“ASC”) Topic 712, “Compensation—Nonretirement and Postemployment Benefits” (ASC 712), if the

termination benefits are paid as part of an ongoing benefit arrangement, which includes benefits provided as part of the Company’s established severance policy or as part of an executive employment agreement. The Company accrues employee termination costs associated with an on-going benefit arrangement if the obligation is attributable to prior services rendered, the rights to the benefits have vested, the payment is probable and the Company can reasonably estimate the liability. The Company accounts for employee termination benefits that represent a one-time benefit in accordance with ASC Topic 420, “Exit or Disposal Cost Obligations” (ASC 420). Upon communication of the termination to the employee, the Company expenses these costs over the employee’s future service period, if any.

Restructuring-related costs are recorded within research and development expenses and selling, general and administrative expenses on the Company’s condensed consolidated statement of operations. Liabilities associated with the Company’s restructuring activities are recorded as a component of accrued expenses and other current liabilities on its condensed consolidated balance sheet. See Note 7 for additional information on the Company’s current restructuring plan.

Unaudited Interim Financial Information

Certain information and footnote disclosures normally included in the Company’s annual financial statements have been condensed or omitted. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the 2017 10-K.

The condensed consolidated financial statements as of September 30, 2018, for the three and nine months ended September 30, 2018 and 2017, and the related information contained within the notes to the condensed consolidated financial statements, are unaudited. The unaudited condensed consolidated financial statements have been prepared on the same basis as annual audited consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s condensed consolidated financial position as of September 30, 2018, and the statements of operations, comprehensive loss and cash flows for the three and nine month periods ended September 30, 2018 and 2017. The results for the three and nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, or any other future annual or interim periods.

Basis of Presentation and Use of Estimates

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the ASC and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates, which include, but are not limited to, estimates related to clinical study accruals, estimates related to inventory realizability, stock-based compensation expense and amounts of expenses during the reported period. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: TK Pharma, Inc., a Massachusetts Securities Corporation, and Flex Innovation Group LLC, a Delaware limited liability company, which contains the Company’s consumer-related operations. All significant intercompany balances and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). ASC 606 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”) and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company adopted ASC 606 as of January 1, 2018 using the modified retrospective transition method. See Note 3 for further details.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU requires lessees to recognize the assets and liabilities on their balance sheet for the rights and obligations created by most leases and continue to recognize expenses on their income statements over the lease term. It will also require disclosures designed to give financial statement users information on the amount, timing and uncertainty of cash flows arising from leases.

In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases. This ASU is intended to clarify or correct unintended application of the guidance outlined in ASU No. 2016-02. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. This ASU is intended to address comparative reporting requirements for initial adoption. The guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted. While the Company is currently evaluating the impact this standard will have on its consolidated financial statements, the Company expects that upon adoption, it will recognize right-of-use assets and lease liabilities and those amounts could be material.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update amends the guidance in ASU Topic 230 and clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows with the objective of reducing the existing diversity in practice related to eight specific cash flow issues. The Company adopted ASU No. 2016-15 in the first quarter of 2018, retrospectively. The adoption of ASU No. 2016-15 did not have a significant impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows, which amends ASU Topic 230. This update requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities are no longer required to present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. The Company adopted ASU No. 2016-18 in the first quarter of 2018, retrospectively, resulting in a change to the presentation of restricted cash on the condensed consolidated statement of cash flows.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of such amounts in the condensed consolidated statements of cash flows:

	September 30, 2018	December 31, 2017
Cash and cash equivalents	$12,961,126	$19,186,036
Restricted cash	126,595	126,595

Cash, cash equivalents and restricted cash shown on the condensed consolidated statement of cash flows	$13,087,721	$19,312,631

In May 2017, the FASB issued ASU No. 2017-09, Stock Compensation (Topic 718): Scope of Modification Accounting, to provide clarity and reduce diversity in practice, cost and complexity when applying the guidance of Topic 718. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. Early adoption is permitted and the guidance should be applied prospectively. The Company adopted ASU No. 2017-09 in the first quarter of 2018, which did not impact the Company’s condensed consolidated financial statements or disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU No. 2018-07”). This ASU is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that year. Early adoption is permitted, but not before an entity has adopted ASC 606, and the guidance should be applied using a modified retrospective transition approach. The Company early adopted ASU No. 2018-07 on July 1, 2018 and revalued its unvested nonemployee awards as of the July 1, 2018 adoption date. The adoption did not have a material impact on the condensed consolidated financial statements and therefore a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year was not required.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The guidance is effective for annual reporting periods beginning after December 15, 2019, and interim periods within those years. Early adoption is permitted. The Company is currently evaluating the impact of ASU No. 2018-13 on its consolidated financial statements and disclosures.

The Company believes that the impact of other recently issued standards that are not yet effective will not have a material effect on its consolidated financial position or results of operations upon adoption.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”

On January 1, 2018, the Company adopted ASC 606 using the modified retrospective method applied to contracts not yet completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and are reported in accordance with the Company’s historical accounting under ASC 605.

The primary impact of the adoption of ASC 606 related to the timing of revenue recognized for e-commerce sales, due to e-commerce refund rights. Under ASC 606, the Company recognizes revenue when control of the promised good is transferred to the customer, and reflects the consideration to which the Company expects to be entitled to receive in exchange for the good. This has resulted in accelerated revenue recognition for e-commerce sales, as under ASC 605, all revenue and related costs were deferred and recognized once the refund period lapsed.

The cumulative effect of applying the new guidance to all contracts that were not completed as of January 1, 2018 was recorded as an adjustment to accumulated deficit of approximately $40,000 as of the adoption date, which was primarily the result of reducing deferred revenue by approximately $70,000 and deferred cost of product revenue and selling fees by approximately $30,000, that were recorded on the consolidated balance sheet at December 31, 2017. The Company would have recognized approximately $1,000 and $29,000 of additional total revenue during the three and nine months ended September 30, 2018, respectively, if the Company had continued to recognize revenue under ASC 605.

The adoption of ASC 606 did not impact income taxes, as the Company fully reserves its net deferred tax assets. Therefore, the change to the Company’s net deferred tax asset position due to adoption was offset by a corresponding change to the valuation allowance.

Revenue Recognition

Revenue includes sales of HOTSHOT bottled finished goods to e-commerce customers, specialty retailers and sports teams, including professional and collegiate teams. Revenue also consists of payments made by customers for expedited shipping and handling.

The Company expenses fulfillment costs as incurred because the amortization period would be less than one year in accordance with the ASC 606 practical expedient.

In accordance with ASC 606, the Company applies the following steps to recognize revenue for the sale of bottled finished goods that reflects the consideration to which the Company expects to be entitled to receive in exchange for the promised goods:

Identify the contract with a customer

A contract with a customer exists when the Company enters into an enforceable contract with a customer. The contract is based on either the acceptance of standard terms and conditions on the websites for e-commerce customers, or the execution of terms and conditions contracts with specialty retailers and sports teams. These contracts define each party’s rights, payment terms and other contractual terms and conditions of the sale. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience and, in some circumstances, published credit and financial information pertaining to the customer.

Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the goods that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract, whereby the transfer of the goods is separately identifiable from other promises in the contract. The Company has concluded the sale of bottled finished goods and related shipping and handling are accounted for as a single performance obligation.

Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled to receive in exchange for transferring goods to the customer. For sales through June 18, 2018, the Company offered refunds to e-commerce customers, upon request, within 30 days of delivery. For sales subsequent to June 18, 2018, the Company now offers refunds to e-commerce customers, upon request, within 14 days of delivery. The Company estimates the amount of potential refunds at each reporting period using a portfolio approach of historical data, adjusted for changes in expected customer experience, including seasonality and changes in economic factors, as necessary. For specialty retailers and sports teams, the Company does not offer a right of return or refund and revenue is recognized at the time products are delivered to customers.

Discounts provided to customers are accounted for as an element of the transaction price and as a reduction to revenue, and were approximately $2,000 and $19,000 for the three and nine months ended September 30, 2018, respectively, and approximately $82,000 and $202,000 for the three and nine months ended September 30, 2017, respectively.

Revenue is presented net of taxes collected from customers and remitted to governmental authorities.

Determine the satisfaction of performance obligation

Revenue is recognized when control of the bottled finished goods is transferred to the customer. Control of the bottled finished goods is transferred at a point in time, upon delivery to the customer. The period of time between the satisfaction of the performance obligation and when payment is due from the customer is not significant.

Concentrations of credit risk

The Company had no customers that represented greater than 10% of total revenue during the three and nine months ended September 30, 2018 or the three and nine months ended September 30, 2017. The vast majority of revenue was generated from sales within the United States.

4. FAIR VALUE MEASUREMENTS

The Company records cash equivalents and marketable securities at fair value. ASC Topic 820, Fair Value Measurements and Disclosures, established a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1— Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

The following tables summarize the cash equivalents and marketable securities measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2017:

	Level 1	Level 2	Level 3	Balance as of September 30, 2018
Cash equivalents	$2,321,614	$—	$—	$2,321,614

	$2,321,614	$—	$—	$2,321,614

	Level 1	Level 2	Level 3	Balance as of December 31, 2017
Cash equivalents	$5,046,205	$—	$—	$5,046,205
Marketable securities:
U.S. government agency securities	—	8,986,259	—	8,986,259
Commercial paper	—	4,440,689	—	4,440,689
Corporate debt securities	—	702,775	—	702,775

	$5,046,205	$14,129,723	$—	$19,175,928

Cash equivalents and marketable securities have been initially valued at the transaction price and subsequently valued, at the end of each reporting period, utilizing third-party pricing services or other market observable data. The third-party pricing services utilize industry standard valuation models, including both income and market based approaches and observable market inputs to determine value. The Company’s cash equivalents consist of money market funds that are valued based on publicly available quoted market prices for identical securities as of September 30, 2018. After completing its validation procedures, the Company did not adjust or override any fair value carrying amounts as of September 30, 2018.

The carrying amounts reflected in the condensed consolidated balance sheets for cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair values at September 30, 2018 and December 31, 2017, due to their short-term nature.

The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of assets or liabilities between Level 1 and Level 2 during the nine months ended September 30, 2018 or the year ended December 31, 2017. The Company had no financial assets or liabilities that were classified as Level 3 at any time during the nine months ended September 30, 2018 or the year ended December 31, 2017.

5. CASH EQUIVALENTS AND MARKETABLE SECURITIES

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents as of September 30, 2018 and December 31, 2017 consisted of money market funds.

The Company held no marketable securities as of September 30, 2018. Marketable securities as of December 31, 2017 consisted of U.S. government agency securities, commercial paper and corporate debt securities. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. The Company classifies its marketable securities as available-for-sale pursuant to ASC 320, Investments—Debt and Equity Securities. Marketable securities are recorded at fair value, with unrealized gains and losses included as a component of accumulated other comprehensive income (loss) in stockholders’ equity and a component of total comprehensive income (loss) in the condensed consolidated statement of comprehensive loss, until realized. Realized gains and losses are included in investment income on a specific-identification basis. There were no realized gains on marketable securities during the three and nine months ended September 30, 2018, or during the three and nine months ended September 30, 2017.

The Company reviews marketable securities for other-than-temporary impairment whenever the fair value of a marketable security is less than the amortized cost and evidence indicates that a marketable security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statement of operations if the Company has experienced a credit loss, has the intent to sell the marketable security, or if it is more likely than not that the Company will be required to sell the marketable security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

The Company held no marketable securities at September 30, 2018. Marketable securities at December 31, 2017 consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
As of December 31, 2017
Current (due within 1 year):
U.S. government agency securities	$8,987,254	$38	$(1,033)	$8,986,259
Commercial paper	4,440,689	—	—	4,440,689
Corporate debt securities	703,027	—	(252)	702,775

Total	$14,130,970	$38	$(1,285)	$14,129,723

At December 31, 2017, the Company held six debt securities that were in an unrealized loss position, all of which had been in a continuous loss position for less than 12 months. The aggregate fair value of debt securities in an unrealized loss position was $8,191,315 at December 31, 2017. There were no individual securities that were in a significant unrealized loss position as of December 31, 2017.

At December 31, 2017, all investments held by the Company were classified as current. Investments classified as current have maturities of less than one year. Investments classified as noncurrent are those that (i) have a maturity greater than one year and (ii) management does not intend to liquidate within the next year, although these funds are available for use and therefore classified as available-for-sale.

6. INVENTORY

Inventory has been recorded at cost as of September 30, 2018 and December 31, 2017. Costs capitalized at September 30, 2018 and December 31, 2017 relate to HOTSHOT finished goods, as well as raw materials available to be used for future production runs.

The following table presents inventory:

	September 30, 2018	December 31, 2017
Raw materials	$7,240	$17,411
Finished goods	216,279	414,480

Total inventory	$223,519	$431,891

In the second quarter of 2018, the Company wrote off raw materials that are not expected to be used in future production runs, as well as finished goods inventory no longer expected to be used for product sampling. In the prior year, the Company wrote off raw materials not expected to be used in future production runs and expiring finished goods not anticipated to be sold.

There were no inventory write-offs during the three months ended September 30, 2018. Write-offs totaled approximately $85,000 for the nine months ended September 30, 2018, and approximately $15,000 and $34,000 for the three and nine months ended September 30, 2017, respectively, and were included in cost of product revenue in the accompanying condensed consolidated statement of operations.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	September 30, 2018	December 31, 2017
Phase 2 MND and CMT clinical trial-related costs	$609,222	$1,850,115
Payroll and other employee-related costs	430,560	874,246
Professional fees	284,725	227,980
Restructuring-related costs	189,927	—
Other research and development-related costs	23,808	652,285
Consumer product-related costs	16,437	107,595

Total	$1,554,679	$3,712,221

Phase 2 MND and CMT Clinical Trial-Related Costs

In June 2018, the Company announced that it was ending its ongoing Phase 2 clinical trials of FLX-787 in MND and CMT due to oral tolerability concerns observed in both studies.

The close out of the studies resulted in increased expense during the second quarter of 2018, with the remainder of close out costs occurring in the third quarter of 2018. Accrued costs as of September 30, 2018 totaled approximately $610,000. All work for the studies was complete as of September 30, 2018. Previously, the Company expected work for the studies to take place through mid-2019.

Restructuring-Related Costs

In June 2018, the Company’s board of directors (“Board”) approved a corporate restructuring plan to reduce the Company’s cost structure. In connection with the corporate restructuring plan, the Company reduced its workforce by approximately 60%, with the reduction completed as of September 30, 2018.

Also, in June 2018, the Board approved employee retention arrangements and certain increased severance payments related to the corporate restructuring plan, to incentivize certain employees to remain with the Company through a potential sale or merger. Cash retention benefits totaling approximately $1,210,000 will be payable to these employees upon the occurrence of a change in control event, including a sale or merger of the Company. Of this total, $500,000 relates to amounts payable only upon a change in control event, and $710,000 relates to amounts payable upon a change in control event or at certain time points through early 2019 if the individuals are employed by the Company and in good standing at the date of payment, even if a change in control event has not occurred. Upon a change in control event and termination without cause, these employees will be eligible for up to approximately $1,125,000, in the aggregate, of severance benefits.

The Company records employee termination costs in accordance with ASC 712, if the termination benefits are paid as part of an ongoing benefit arrangement, which includes benefits provided as part of the Company’s established severance policy or as part of an executive employment agreement. The Company accrues employee termination costs associated with an on-going benefit arrangement if the obligation is attributable to prior services rendered, the rights to the benefits have vested, the payment is probable and the Company can reasonably estimate the liability. The Company accounts for employee termination benefits that represent a one-time benefit in accordance with ASC 420. Upon communication of the termination to the employee, the Company expenses these costs over the employee’s future service period, if any.

During the three months ended September 30, 2018, the Company recognized expense for restructuring-related activities of approximately $212,000, which is comprised of approximately $77,000 of one-time termination benefit costs for terminated employees and approximately $147,000 in retention benefits for seven retained employees who have retention bonuses not contingent on a change in control event, partially offset by approximately $12,000 recorded as a credit to termination benefits under ongoing benefit arrangements for terminated employees as certain benefit payments are no longer expected to occur. During the nine months ended September 30, 2018, the Company recognized expense for restructuring-related activities of approximately $1,130,000 which is comprised of approximately $851,000 recorded as termination benefits under ongoing benefit arrangements for terminated employees, approximately $99,000 as one-time termination benefit costs for terminated employees, approximately $165,000 in retention benefits for seven retained employees who have retention bonuses not triggered by a change in control event and approximately $15,000 of other restructuring related costs including consulting and legal fees. There are currently no assurances a change in control event will take place. The Company does not consider the payment of severance benefits for retained employees or the payment of retention benefits only payable upon a change in control to be probable for accounting purposes as of September 30, 2018. Unless and until the Company’s Board has approved a specific transaction, the Company’s probability assessment regarding a change in control event is not expected to change.

The Company expects to incur between approximately $1,173,000 and $3,353,000 in total costs for its restructuring-related activities, including approximately $1,130,000 that was recorded during the second and third quarters of 2018. Approximately $50,000 is expected to be recorded during the fourth quarter of 2018, based on the Company’s current probability assessment regarding a change in control event and termination of retained employees. The range noted above includes approximately $500,000 related to retention benefits only payable upon a change in control event and $1,125,000 of severance benefits only payable upon a change in control event and termination under certain circumstances.

The following table outlines the Company’s restructuring activities for the nine months ended September 30, 2018:

Opening balance	$—
Charges:
Employee termination benefits	950,637
Employee retention benefits	164,813
Other	14,995
Payments	(940,518)

Accrued restructuring balance as of September 30, 2018	$189,927

The Company’s accrued restructuring balance as of September 30, 2018 is included as a component of accrued expenses and other current liabilities on the Company’s condensed consolidated balance sheet as of September 30, 2018. For the three months ended September 30, 2018, approximately $133,000 of the restructuring-related charges are included in research and development expenses and approximately $79,000 are included in selling, general and administrative expenses in the Company’s condensed consolidated statement of operations. For the nine months ended September 30, 2018, approximately $837,000 of the restructuring-related charges are included in research and development expenses and approximately $293,000 are included in selling, general and administrative expenses in the Company’s condensed consolidated statement of operations.

For the three months ended September 30, 2018, approximately $19,000 of the restructuring-related charges were incurred by our Consumer Operations segment, approximately $133,000 were incurred by our Drug Development segment and the remaining charges of approximately $60,000 related to corporate costs. For the nine months ended September 30, 2018, approximately $75,000 of the restructuring-related charges were incurred by our Consumer Operations segment, approximately $837,000 were incurred by our Drug Development segment and the remaining charges of approximately $218,000 related to corporate costs. The Company may incur total restructuring-related charges of up to approximately $113,000 and $1,048,000 within our Consumer Operations and Drug Development segments, respectively. The Company may incur up to $2,192,000 of corporate costs that do not relate to a reportable segment.

Litigation

On June 19, 2018, a putative class action lawsuit was filed against the Company and certain of its current executive officers in the United States District Court for the Southern District of New York, captioned Teofilina Rumaldo v. Flex Pharma, Inc., et al., Case No. 1:18-cv-05493. The complaint purports to be brought on behalf of stockholders who purchased the Company’s common stock between November 6, 2017 and June 12, 2018. The complaint generally alleges that the Company and certain of its current officers violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or omissions regarding the Company’s business, operational and compliance policies. Specifically, the complaint alleges that the Company overstated the viability and approval prospects for its product candidate FLX-787 for the treatment of MND and CMT and, as a result, the Company’s public statements were materially false and misleading at all relevant times. The complaint seeks unspecified damages, attorneys’ fees and other costs. The court-appointed lead plaintiff has until December 10, 2018, to file an amended complaint. The Company denies any allegations of wrongdoing and intends to vigorously defend against this lawsuit. The Company is unable, however, to predict the outcome of this matter at this time and has not accrued any expense related to this lawsuit as of September 30, 2018.

8. COMMON STOCK

As of September 30, 2018, the Company had authorized 100,000,000 shares of common stock, $0.0001 par value per share. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors. The Company does not intend to declare dividends for the foreseeable future.

Restricted common stock to founders

In March 2014, the Company sold 4,553,415 shares of restricted common stock to the founders of the Company (“recipients”), for $0.0004 per share, for total proceeds of $1,950. In April 2014, based upon anti-dilution provisions granted to the recipients, an additional 867,314 shares of restricted common stock were sold to the same recipients, after which the anti-dilution provisions were terminated. The restricted common stock vested 25% upon issuance, and the remaining 75% vested ratably over four years, during which time the Company had the right to repurchase the unvested shares held by a recipient if the relationship between such recipient and the Company ceased. Such shares were not accounted for as outstanding until they vested. Unvested restricted common stock awards to non-employees were re-measured at each vest date and each financial reporting date. All restricted common stock sold to recipients had vested as of September 30, 2018, and is no longer subject to re-valuation or eligible for repurchase.

The following is a summary of restricted common stock activity:

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested at December 31, 2017	169,654	$0.10
Issued	—	—
Vested	(169,654)	0.10
Forfeited	—	—

Unvested at September 30, 2018	—	$—

Restricted common stock to consultants

During 2016, the Company issued 18,194 shares of restricted common stock to non-employee consultants and advisors. Such shares are not accounted for as outstanding until they vest. There were 15,485 shares of restricted common stock issued to consultants outstanding as of September 30, 2018. Prior to July 1, 2018, unvested restricted common stock awards to non-employees were re-measured at each vest date and each financial reporting date. On July 1, 2018, the Company adopted ASU No. 2018-07 using a modified retrospective transition approach. As a result, the Company permanently revalued all unvested stock awards granted to non-employees as of July 1, 2018. The adoption-date fair value did not materially change from the fair value as of June 30, 2018 and therefore, a cumulative-effect adjustment was not required.

The following is a summary of restricted common stock activity:

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested at December 31, 2017	5,334	$10.51
Issued	—	—
Vested	(2,625)	9.95
Forfeited	—	—

Unvested at September 30, 2018	2,709	$11.05

9. STOCK-BASED COMPENSATION

In March 2014, the Company adopted the Flex Pharma, Inc. 2014 Equity Incentive Plan (the “2014 Plan”), under which it had the ability to grant incentive stock options (“ISOs”), non-qualified stock options, restricted stock awards, restricted stock units and stock appreciation rights to purchase up to 116,754 shares of common stock. In April 2014, the Company amended the 2014 Plan to reserve for the issuance of up to 1,451,087 shares of common stock pursuant to equity awards. In September 2014, the Company further amended the 2014 Plan to reserve for the issuance of up to 2,070,200 shares of common stock pursuant to equity awards. Terms of stock award agreements, including vesting requirements, were determined by the Board, subject to the provisions of the 2014 Plan. For options granted under the 2014 Plan, the exercise price equaled the fair market value of the common stock as determined by the Board on the date of grant. No further awards will be granted under the 2014 Plan.

In January 2015, the Company’s Board adopted, and the Company’s stockholders approved, the 2015 Equity Incentive Plan (the “2015 Plan”), which became effective immediately prior to the closing of the Company’s initial public offering (“IPO”). The 2015 Plan provides for the grant of ISOs, nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance-based stock awards and other stock-based awards. Additionally, the 2015 Plan provides for the grant of performance-based cash awards. ISOs may be granted only to the Company’s employees. All other awards may be granted to the Company’s employees, including officers, and to non-employee directors and consultants. As of September 30, 2018, there were 1,480,758 shares remaining available for the grant of stock awards under the 2015 Plan.

The Company has awarded stock options to its employees, directors, advisors and consultants, pursuant to the plans described above. Stock options subsequent to the completion of the Company’s IPO are granted with an exercise price equal to the closing market price of the Company’s common stock on the date of grant. Stock options generally vest over one to four years and have a contractual term of ten years. Stock options are valued using the Black-Scholes option pricing model and compensation cost is recognized based on the resulting value over the service period. Prior to July 1, 2018, unvested awards to non-employees were re-measured at each vest date and at each financial reporting date. On July 1, 2018, the Company adopted ASU No. 2018-07 using a modified retrospective transition approach. As a result, the Company permanently revalued all unvested stock options granted to non-employees as of July 1, 2018. The adoption-date fair value did not materially change from the fair value as of June 30, 2018 and therefore, a cumulative-effect adjustment was not required.

The following table summarizes stock option activity for employees and non-employees for the nine months ended September 30, 2018:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2017	2,580,491	$6.65	7.55	$803,600
Granted	1,517,544	2.74
Exercised	(97,310)	1.21
Forfeited	(714,699)	5.96
Expired	(705,387)	8.35

Outstanding at September 30, 2018	2,580,639	$4.28	8.07	$—

Exercisable at September 30, 2018	1,126,248	$5.92	6.55	$—

Vested or expected to vest at September 30, 2018	2,580,639	$4.28	8.07	$—

Total stock-based compensation expense recognized for employee and non-employee restricted common stock, and stock options granted to employees and non-employees is included in the Company’s condensed consolidated statements of operations as follows:

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Research and development	$43,369	$386,636	$674,775	$1,172,655
Selling, general and administrative	235,021	618,145	1,023,548	2,094,224

Total	$278,390	$1,004,781	$1,698,323	$3,266,879

As of September 30, 2018, there was approximately $2,481,000 of total unrecognized compensation cost related to unvested equity awards. Total unrecognized compensation cost will be adjusted for future changes in employee and non-employee forfeitures, if any. The Company expects to recognize that cost over a remaining weighted-average period of 2.90 years.

In June 2018, the Company extended the three-month post termination exercisability of 877,137 option awards held by six employees and one adviser to one-year post termination. The Company also extended the three-month post termination exercisability of 500,000 option awards held by one employee to three-years post termination. The valuation of these awards did not change as a result of the modification of these awards and as such, the Company did not recognize any additional compensation expense related to the modification.

On June 14, 2018, the Company granted 654,544 stock options, in the aggregate, to seven employees as part of the Company’s retention arrangements with these employees. These awards vest monthly over 48 months as the employees provide continuous service, and expense is being recognized over this period. The awards are exercisable for one to three-years post termination depending on the employee to which the stock options were granted. The awards vest in full upon a change in control event and termination of the employees under certain circumstances. A change in control event is not currently considered probable for accounting purposes. Unless and until the Company’s Board has approved a specific transaction, the Company’s probability assessment regarding a change in control event is not expected to change.

Employee Stock Purchase Plan

In 2015, the Company’s Board adopted, and the Company’s stockholders approved, the 2015 Employee Stock Purchase Plan (the “ESPP”). As of September 30, 2018, no shares of common stock have been purchased under the ESPP.

10. INCOME TAXES

Deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using statutory rates. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. Based upon the Company’s history of operating losses and the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has recorded a full valuation allowance against the Company’s otherwise recognizable net deferred tax assets. There was no significant income tax provision or benefit for the nine months ended September 30, 2018 or 2017.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740), Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. The ASU adds various Securities and Exchange Commission (“SEC”) paragraphs pursuant to the issuance of the December 2017 SEC Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which was effective immediately. The SEC issued SAB 118 to address concerns about a reporting entity’s ability to timely comply with the accounting requirements to recognize all of the effects of the Tax Cuts and Jobs Act in the period of enactment. SAB 118 allows disclosure that timely determination of some or all of the income tax effects from the Tax Cuts and Jobs Act are incomplete by the due date of the financial statements and, if possible, to provide a reasonable estimate. The Company’s accounting for certain income tax effects is incomplete, but it has determined reasonable estimates for those effects and has included provisional amounts in its condensed consolidated financial statements as of September 30, 2018 and December 31, 2017.

11. NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury stock method and the if-converted method, for convertible securities, if inclusion of these is dilutive.

As the Company has reported a net loss for the periods presented, diluted net loss per common share is the same as basic net loss per common share.

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding for the periods indicated, because including them would have had an anti-dilutive impact:

	September 30, 2018	September 30, 2017
Options to purchase common stock	2,580,639	2,701,922
Unvested restricted common stock	2,709	430,439

Total	2,583,348	3,132,361

12. SEGMENT INFORMATION

The Company operates as two reportable segments:

•	The Consumer Operations segment, which reflects the total revenue and costs and expenses related to HOTSHOT and the Company’s consumer operations.

•

The Drug Development segment, which reflects the costs and expenses related to the Company’s efforts to develop innovative and proprietary drug products; previously to treat muscle cramps, spasms and spasticity associated with severe neurological conditions.

The Company discloses information about its reportable segments based on the way that the Company’s Chief Operating Decision Maker, who the Company has identified as the Chief Executive Officer, and management, organize segments within the Company for making operating decisions and assessing financial performance. The Company evaluates the performance of its reportable segments based on revenue and operating income or loss. The accounting policies of the segments are the same as those described herein as well as those described in Note 2 to the audited consolidated financial statements in the 2017 Form 10-K. Corporate and unallocated amounts that do not relate to a reportable segment have been allocated to “Corporate”. No asset information has been provided for the Company’s reportable segments as management does not measure or allocate such assets on a reportable segment basis.

Information for the Company’s reportable segments for the three months ended September 30, 2018 and 2017 are as follows:

Three Months Ended September 30, 2018	Consumer Operations	Drug Development	Corporate	Consolidated
Total revenue	$250,991	—	—	$250,991
Interest income, net	$—	—	28,210	$28,210
Loss from operations	$18,293	864,934	1,783,356	$2,666,583

Three Months Ended September 30, 2017	Consumer Operations	Drug Development	Corporate	Consolidated
Total revenue	$413,601	—	—	$413,601
Interest income, net	$—	—	77,339	$77,339
Loss from operations	$2,323,919	4,683,533	2,402,000	$9,409,452

Information for the Company’s reportable segments for the nine months ended September 30, 2018 and 2017 are as follows:

Nine Months Ended September 30, 2018	Consumer Operations	Drug Development	Corporate	Consolidated
Total revenue	$675,075	—	—	$675,075
Interest income, net	$—	—	139,612	$139,612
Loss from operations	$1,921,286	11,699,499	6,432,299	$20,053,084

Nine Months Ended September 30, 2017	Consumer Operations	Drug Development	Corporate	Consolidated
Total revenue	$991,671	—	—	$991,671
Interest income, net	$—	—	227,535	$227,535
Loss from operations	$7,072,225	12,472,149	7,088,292	$26,632,666

INDEX TO SALARIUS’ FINANCIAL STATEMENTS

SALARIUS PHARMACEUTICALS, LLC

INDEX TO SALARIUS FINANCIAL STATEMENTS

Years ended December 31, 2017 and 2016 and

Nine months ended September 30, 2018 and 2017

Page
Independent Auditors’ Report	F-53
Financial Statements:
Balance Sheets as of December 31, 2017 and 2016	F-55
Statements of Operations for years ended December 31, 2017 and 2016	F-56
Statements of Changes in Members’ Deficit for years ended December 31, 2017 and 2016	F-57
Statements of Cash Flows for years ended December 31, 2017 and 2016	F-58
Notes to Financial Statements	F-59

Audited Balance Sheet as of September  30, 2018 and Audited Statements of Operations and Cash Flows for the nine months ended September 30, 2018 and Unaudited Balance Sheet of September  30, 2017 and Unaudited Statements of Operations and Cash Flows for the nine months ended September 30, 2017

Independent Auditors’ Report
Balance Sheets as of September 30, 2018 and December 31, 2017	F-71
Statements of Operations for the nine months ended September 30, 2018 and September 30, 2017	F-72
Statements of Cash Flows for the nine months ended September 30, 2018 and September 30, 2017	F-74
Notes to Financial Statements	F-75

Report of Independent Registered Public Accounting Firm

To the Board of Managers and

Members of Salarius Pharmaceuticals, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Salarius Pharmaceuticals, LLC (the Company) as of September 30, 2018 and the related statements of operations, changes in members’ deficit, and cash flow for the nine months ended September 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Salarius Pharmaceuticals, LLC as of September 30, 2018, and the results of its operations and its cash flows for the nine months ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Salarius Pharmaceuticals, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Salarius Pharmaceuticals, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

We were not engaged to and have not audited the statements of operations, changes in members’ deficit, and cash flow for the nine months ended September 30, 2017 which are marked as unaudited in the accompanying financial statements and express no opinion on them.

/s/ Weaver and Tidwell, L.L.P.

We have served as Salarius Pharmaceutical, LLC’s auditor since 2018.

Houston, Texas

February 13, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Managers and

Members of Salarius Pharmaceuticals, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Salarius Pharmaceuticals, LLC (the Company) as of December 31, 2017 and December 31, 2016, and the related statements of operations, changes in members’ deficit, and cash flows for the years ended December 31, 2017 and December 31, 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Salarius Pharmaceuticals, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Salarius Pharmaceuticals, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Salarius Pharmaceuticals, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Weaver and Tidwell, L.L.P.

We have served as Salarius Pharmaceutical, LLC’s auditor since 2018.

Houston, Texas

February 13, 2019

SALARIUS’ FINANCIAL STATEMENTS

SALARIUS PHARMACEUTICALS, LLC BALANCE SHEETS December 31, 2017 and 2016

	2017	2016
Assets
Current assets:
Cash and cash equivalents (Note 2)	$394,297	$795,320
Restricted cash (Note 2)	125,040	250,012
Prepaid expenses	9,546	—

Total current assets	528,883	1,045,332
Property and equipment, net (Note 4)	50,033	62,541
Other assets:
Intangible assets, net (Note 3 and 5)	66,399	53,920
Due from related parties (Note 14)	21,728	—
Other Assets	23,000	8,000

Total assets	$690,043	$1,169,793

Liabilities and Members’ Capital (Deficit)
Current liabilities:
Accounts payable	$686,961	$482,383
Accrued expenses (Note 7)	76,957	97,141
Deferred revenue	958,107	836,915

Total liabilities	1,722,025	1,416,439

Commitments and contingencies (Note 7)
Temporary capital:
8% Convertible Series 1 Preferred units, no par value; (Note 8) authorized 2,245 units; 1,700 and 750 units issued and outstanding at December 31, 2017 and 2016, respectively	1,868,444	825,671
Members’ deficit: (Note 9 and 10)	(2,900,426)	(1,072,317)

Total members’ deficit	(2,900,426)	(1,072,317)

Total liabilities, temporary capital and members’ deficit	$690,043	$1,169,793

See Notes to Financial Statements

SALARIUS PHARMACEUTICALS, LLC STATEMENTS OF OPERATION Years Ended December 31, 2017 and 2016

	2017	2016
Revenue:
Grant revenue (Note 2)	$1,851,892	$2,553,084

Total revenue	1,851,892	2,553,084

Operating expenses:
Research and development (Note 11)	2,129,672	3,459,824
General and administrative (Note 12)	1,471,067	817,485

Total operating expenses	3,600,739	4,277,309

Operating loss	(1,748,847)	(1,724,225)

Other income (expense):
Other income (Note 13)	—	500,000
Interest income	1,512	497

Total other income (expense)	1,512	500,497

Net loss	$(1,747,335)	$(1,223,728)

Earnings per unit, Basic and diluted (Note 14)	$(201.08)	$(159.33)
Weighted-Average Units	9,151	8,030

See Notes to Financial Statements

SALARIUS PHARMACEUTICALS, LLC STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT Years Ended December 31, 2017 and 2016

	Total Shares Issued	Total Members’ Deficit
Balance at December 31, 2015		$ (120,918)
Issuance of common units	420	368,983
Redeemable preferred distribution		(55,671)
Conversion of preferred units		(40,983)
Net loss		(1,223,728)

Balance at December 31, 2016		$(1,072,317)
Issuance of common units	12	12,000
Redeemable preferred distribution		(92,774)
Net loss		(1,747,335)

Balance at December 31, 2017		$(2,900,426)

See Notes to Financial Statements

SALARIUS PHARMACEUTICALS, LLC STATEMENTS OF CASH FLOWS Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:
Net loss	$(1,747,335)	$(1,223,728)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	16,849	2,111
Changes in operating assets and liabilities:
Prepaid expenses	(9,546)	—
Accounts payable	204,577	482,383
Deferred revenue	121,191	836,916
Accrued expenses	(20,184)	(59,581)
Due to/from related parties	(21,728)	—

Net cash (used in) provided by operating activities	(1,456,176)	38,101

Cash flows from investing activities:
Purchase of property and equipment	—	(62,541)
Acquisition of intangible assets	(16,819)	(17,606)
Cash for security deposits	(15,000)	(8,000)

Net cash used in investing activities	(31,819)	(88,147)

Cash flows from financing activities:
Proceeds from Line of Credit (Note 6)	400,505	—
Payments on Line of Credit	(400,505)	—
Proceeds from issuance of Member units	12,000	328,000
Proceeds from issuance of Series 1 Preferred units, net	950,000	250,000

Net cash provided by financing activities	962,000	578,000

(Decrease)/Increase in cash and cash equivalents and restricted cash	(525,995)	527,954
Cash and cash equivalents and restricted cash, beginning of year	1,045,332	517,378

Cash and cash equivalents and restricted cash, end of year	$519,337	$1,045,332

See Notes to Financial Statements

SALARIUS PHARMACEUTICALS, LLC NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1. ORGANIZATION AND OPERATIONS

Nature of Business

Salarius Pharmaceuticals, LLC (“Salarius”)—is a clinical-stage biotechnology company focused on developing effective cancer treatments for patients who need them most. Salarius’ lead compound, Seclidemstat, is in Phase 1 to treat patients with Ewing sarcoma, a devastating pediatric bone cancer with no targeted therapies currently available. Salarius was founded in 2011 from technology licensed out of the University of Utah and is located in Houston, Texas.

Liquidity

Salarius has incurred an accumulated deficit of $3,470,800 from fiscal year 2011 (inception) through December 31, 2017, and will require substantial additional capital to fund its research and development and expenses related to its oncology drug Seclidemstat. Salarius had cash and cash equivalents of $394,297 at December 31, 2017, excluding restricted cash of $125,040 for the same periods. Salarius’ operating plan assumes: efforts are focused on the support and completion of current clinical trials. Based on Salarius’ implemented operating plan, Salarius believes that its existing cash and cash equivalents will be sufficient to allow Salarius to fund its current operating plan for at least 12 months from the date the financial statements are issued. Management expects Salarius to incur a loss for the foreseeable future. Salarius’ ability to achieve profitability in the future is dependent upon the successful development, approval and commercialization of its drug product candidate, and achieving a level of revenues adequate to support the Salarius’ cost structure. Salarius may never achieve profitability, and unless and until it does, Salarius will continue to need to raise additional capital. Management intends to fund future operations through additional private or public debt or equity offerings and may seek additional capital through arrangements with collaborators or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to Salarius, or at all. If Salarius is unable to raise additional capital in sufficient amounts or on acceptable terms, Salarius may have to significantly delay, scale back or discontinue the development or commercialization of its drug product candidate or sell or license assets.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”). All adjustments necessary to state the financial statements under generally accepted accounting principles have been made and were of a normal and recurring nature.

B. Implementation of Recent Financial Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09—Revenue from Contracts with Customers (Topic 606) deferring the effective date of Update 2014-09 for all entities by one year. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Salarius has adopted this guidance in its financial statements and footnote disclosures.

In August 2014, the FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (“ASU 2014-15”), on disclosure of uncertainties about an entity’s ability to continue as a going concern. This guidance addresses management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. The guidance is effective for fiscal years ending after December 15, 2016 and for annual periods and interim periods thereafter, with early adoption permitted. Salarius adopted ASU 2014-15 as of December 31, 2016 and it did not have a material effect on its financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) (“ASU 2015-02”) to address financial reporting considerations for the evaluation as to the requirement to consolidate certain legal entities. This standard is effective for fiscal years and for interim periods within those fiscal years beginning after December 15, 2015. Salarius has evaluated the impact of ASU 2015-02 and has concluded that it has no effect on the financial statements.

In February 2016, the FASB issued ASU 2016-02—Leases (Topic 840), which replaces the existing accounting guidance for leases. This standard requires entities that lease assets to recognize the assets and liabilities for the rights and obligations created by those leases on the balance sheet. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2019. The guidance is required to be applied by the modified retrospective transition approach and early adoption is permitted. Salarius is currently assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

In March 2016, the FASB issued ASU 2016-09—Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendment is to simplify several aspects of the accounting for stock-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 are effective for interim and annual reporting periods beginning after December 15, 2017. Salarius does not expect the adoption of this standard to have a material impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in ASU No. 2016-18 are effective for interim and annual reporting periods beginning after December 15, 2017. Salarius does not expect the adoption of this standard to have a material impact on its financial statements.

In May 2017, the FASB issued ASU 2017-09—Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting providing guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in ASU No. 2017-09 are effective for interim and annual reporting periods beginning after December 15, 2017.Salarius is currently assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

In July 2017, the FASB issued ASU 2017-11—Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The amendments in ASU 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Salarius is currently assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

C. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an on-going basis, Salarius’ management evaluates its estimates, including those related to revenue recognition, research and development, accrued expenses, contingencies and equity-based compensation. Salarius bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities. Actual results could differ from those estimates. Changes in estimates are reflected in reported results in the period in which they become known.

D. Research and Development Costs

Research and development costs consist of costs Salarius incurred for its own research and development activities and for pre-clinical studies and clinical trials. Research and development costs include salaries and personnel-related costs, consulting fees, fees paid for contract research services, the costs of laboratory equipment and facilities, license fees and other external costs. These research and development costs are expensed when incurred.

Upfront and milestone payments due to third parties in connection with research and development collaborations prior to regulatory approval are expensed as incurred.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed, rather than when the payment is made.

E. Concentrations of Risk and Off-Balance Sheet Risk

Financial instruments that potentially subject Salarius to concentrations of depository risk include amounts held as cash and restricted cash. Salarius uses a high quality, accredited financial institution to maintain its cash and restricted cash and, accordingly, such funds are subject to minimal depository risk. Salarius has not experienced any losses in such accounts and management believes that Salarius is not exposed to significant depository risk due to the financial position of the depository institutions in which those deposits are held. Salarius has no financial instruments with off-balance sheet risk of loss.

Salarius is potentially subject to a concentration of credit risk related to revenue and cash proceeds from operating activities. All revenue recognized for and cash proceeds from operating activities for fiscal years 2017 and 2016 were solely related to contributions received from the Cancer Prevention Research Institute of Texas (“CPRIT”).

F. Cash and Cash Equivalents

Salarius considers all highly liquid securities with original final maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2017 and 2016, cash and cash equivalents are comprised of cash in checking and savings accounts as well as temporarily restricted cash deposited in these same types of accounts.

G. Restricted Cash

Salarius held cash of $125,040 and $250,012, respectively, at December 31, 2017 and 2016 in a restricted bank account. The restricted cash relates to conditional contributions made by CPRIT. CPRIT restricts the use of grant funds to allowable expenses, primarily research and development expenses, and also has a mandatory fund matching requirement. As of December 31, 2016 and 2017, year 1 and year 2 fund matching requirements (See Note 6) had not been fully met, which resulted in the use of grant funds by Salarius being restricted until the fund matching requirements had been met.

H. Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, are used to measure fair value:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Significant unobservable inputs including Salarius’ own assumptions in determining fair value.

I. Property and equipment

Property and equipment, including leasehold improvements, are recorded at cost and depreciated over their estimated useful lives, or the lease if shorter, using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements that extend the useful lives of the assets are capitalized as additions to property and equipment.

Depreciation begins at the time the asset is placed in service. Depreciation is provided over the following estimated useful lives:

Asset classification	Useful life
Furniture and equipment	5 years
Laboratory equipment	5 years
Leasehold improvements	Remaining life of the lease

J. Intangibles

Intangible assets that have finite useful lives are amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions.

K. Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, Salarius compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates there is an impairment, the amount of impairment is calculated as the difference between the carrying value and fair value of the asset. To date, no such impairments have been recognized for fiscal years ended December 31, 2017 and 2016.

L. Rent Expense

Salarius’ lease for its facility in Houston, Texas provides for fixed minimum monthly rental payments. Salarius has a 60-day notice period to terminate the lease. Rent payments are made at the beginning of the month to prepay the rent for the current month. Salarius is accounting for this arrangement as an operating lease.

M. Revenue Recognition

Salarius currently generates revenue through a contribution received from CPRIT for research and development (R&D) activities. Salarius recognizes revenue for exchange transactions in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue for Contracts with Customers (“ASC 606”) and for contributions in accordance with ASC Topic 958, Not-for-Profit Entities, Sub-Topic 605, Revenue Recognition. Accordingly, exchange revenue will be recognized as the control of pharmaceutical products or research and development services are transferred from us to the customer. Salarius determines transfer of control based on when the product is shipped or delivered, and title passes to the customer. To date, no exchange transactions subject to ASC 606 accounting have occurred. For contributions, revenue is recognized for each unit of accounting when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred, or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectability is reasonably assured.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in Salarius’ balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

Salarius evaluates collaboration agreements with respect to FASB ASC Topic 808, Collaborative Arrangements, considering the nature and contractual terms of the arrangement and the nature of its business operations to determine the classification of the transactions. When Salarius is an active participant in the activity and exposed to significant risks and rewards dependent on the commercial success of the collaboration, it will record its transactions on a gross basis in the financial statements and describe the rights and obligations under the collaborative arrangement in the notes to the financial statements.

N. Equity-Based Compensation

Salarius issues, at no cost, Profits Interest Common Units (PICUs) to employees, member of the board of managers and non-employees as incentive and in exchange for services. Certain of the PICUs were issued as fully vested, while others are subject to vesting terms. Upon issuance, Salarius establishes a threshold value for the PICUs. This threshold value establishes the level at which the holder can begin to participate in the profits of Salarius.

Salarius measures equity-based compensation to employees and managers based on the grant date fair value of the awards and recognizes the associated expense in the financial statements over the requisite service period of the award, which is generally the vesting period.

Equity-based compensation costs for nonemployee awards are recognized as services are provided, which is generally the vesting period, on a straight-line basis. The measurement date for nonemployee awards is generally the date the performance of services required from the nonemployee is complete. The fair value of the award granted to a nonemployee is measured at the time the performance at the more readily determinable of the value of the service performed or the fair value of the award recorded as equity-based compensation expense. In determining the threshold price for an incentive unit, Salarius’ board of managers determines the price at which an incentive unit would have a liquidation value of zero at the date of grant in setting the threshold price for incentive units. The board of managers considers the fair value of its assets and a third-party firm performs an analysis to determine the per unit amount that a holder would receive upon a distribution event. In determining the fair value of its assets, Salarius relies on independent third-party valuations, which take into account a variety of factors, including Salarius’ financial position and historical financial performance, the status of technological developments within Salarius’ products, the composition and ability of the current research and management team, an evaluation or benchmark of Salarius’ competition, the current business climate in the marketplace, the illiquid nature of the common stock and incentive units, arm’s-length sales of Salarius’s equity, the effect of the rights and preferences of the preferred unit holders, and the prospects of a liquidity event, among others.

Valuation methods utilized include the Cost or Backsolve methods which are accepted methods similar to the Black-Scholes Merton Method and produced similar results. Assumptions utilized in the model for valuing the incentive units including expected volatility, dividend yield and risk-free interest rate. Additionally, forfeitures are treated in the manner described above. Incentive units do not have an expiration date, thus, the expected term of incentive units granted is determined based on the probability-weighted estimated term to a distribution event.

Salarius records the expense for equity grants subject to defined vesting periods. Salarius classifies equity-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

O. Income Taxes

Effective May 19, 2011, Salarius was organized as a limited liability company and subject to the provisions of Subchapter K of the Internal Revenue Code. As such, Salarius is not viewed as a taxpaying entity in any jurisdiction and does not require a provision for income taxes. Each member is responsible for the tax liability, if any, related to its proportionate share of the LLC’s taxable income. Salarius must maintain its “pass-though” status in order to not become or be considered a taxable entity.

NOTE 3. OTHER INTANGIBLES

The components of intangible assets at December 31 were as follows:

	December 31, 2017	December 31, 2016
LSD1 Inhibitor License	$40,983	$40,983
Trademark	34,426	17,607
Accumulated Amortization	(9,010)	(4,670)

Other Intangibles, Net	$66,399	$53,920

As stated in Note 5, Salarius obtained an exclusive license right for an LSD1 inhibitor from the University of Utah Research Foundation. This molecule was patented on August 15, 2011. The recorded value of the LSD1 Inhibitor license was based upon the value of the equity exchanged to procure it.

Intangible assets with finite lives are capitalized and are amortized over their estimated useful lives, which was determined to be 20 years for the LSD1 Inhibitor. As of December 31, 2017 and December 31, 2016, the remaining amortization period for finite-lived intangible assets is approximately 14 and 15 years, respectively.

Amortization expense related to finite-lived intangible assets was as follows:

	December 31, 2017	December 31, 2016
Amortization Expense—Intangibles	$4,340	$2,111

The estimated amortization expense for each of the next five years associated with Salarius’ finite-lived intangible assets as of December 31, 2017 is $2,049. Amortization expense is included in general and administrative expense.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment is stated on the basis of cost. Provisions for depreciation of property and equipment are computed by the straight-line method at rates based on their estimated useful lives. Salarius reviewed the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If an impairment is identified, a loss is recorded equal to the excess of the asset’s net book value over its fair value, and the cost basis is adjusted. No impairment existed as of December 31, 2017 or December 31, 2016.

As of December 31, 2017 and 2016, respectively, property and equipment, net consisted of the following:

	December 31, 2017	December 31, 2016
Furniture and equipment	$62,541	$62,541
Accumulated depreciation	(12,508)	—

Property and equipment, net	$50,033	$62,541

Capitalized interest costs were $0 for the years ended December 31, 2017 and 2016.

NOTE 5. LICENSING ARRANGEMENTS

University of Utah Research Foundation

In 2011, Salarius licensed “(E/Z)-N’-substituted-benzylidene-3- (substituted-sulfonyl) benzohydrazides as inhibitors of histone demethylases” comprising compounds that inhibit Lysine-specific demethylase 1 (LSDl) and assigned University of Utah case number U-5083. The LSD1 inhibitor was patented by the University of Utah on August 15, 2011. Salarius is using the licensed LSD1 Inhibitor molecule in the formulation of Seclidemstat. In exchange for the license, Salarius issued equity ownership, granted revenue sharing rights (ranging from 2% to 4% of net sales dependent on the existence of other royalty agreements in which Salarius is the licensee) on any resulting products or processes to commence on first commercial sale, and milestone payments based upon regulatory approval of any resulting product or process as well as on the second anniversary of first commercial sale. Salarius is currently in Phase I trials of a derivative product. The license was recorded as an intangible asset valued at $40,983, based upon the value of the equity units exchanged, and amortized over the life of the underlying patent (i.e., 20 years). Based upon published industry analysis, it is estimated that the probability of this derivative product obtaining regulatory approval is low. Based upon the probability of meeting the requirements of milestone and revenue sharing payments, no corresponding liabilities for royalties have been recorded at this time. This treatment is consistent with FASB guidance related to contingent consideration liabilities.

NOTE 6. LINE OF CREDIT

In July 2017, Salarius obtained an unsecurred, no interest Line of Credit with Chase Bank for $500 thousand, with an expiration date of one year after inception. In the same month that the Line of Credit was obtained, Salarius drew $401 thousand on the Line of Credit. On August 4, 2017, Salarius repaid the outstanding balance totaling $401 thousand and closed the Line of Credit.

NOTE 7. COMMITMENTS AND CONTINGENCIES

A. CPRIT

In June 2016, Salarius was approved for a $18.7 million grant from the Cancer Prevention and Research Institute of Texas, or CPRIT. The CPRIT Grant is expected to support Salarius’ research and development efforts. The CPRIT Grant is effective as of June 1, 2016 and terminates on May 31, 2019. After the termination date, Salarius is not permitted to retain any unused grant award proceeds without CPRIT’s approval, but royalty and other obligations, including its obligation to repay the disbursed grant proceeds under certain circumstances, survive the termination of the agreement, with extensions available. If Salarius abandons patent applications or patents covering project results in certain major market countries, CPRIT can, at its own cost, take over the prosecution and maintenance of such patents and is granted a non-exclusive, irrevocable, royalty-free, perpetual license with right to sublicense in such country. Salarius is required to use diligent and commercially reasonable efforts to commercialize at least one commercial product or service or otherwise bring to practical application the project results. If CPRIT notifies Salarius of a failure with respect to the foregoing, and such failure is not owing to material safety concerns, then, at CPRIT’s option, the applicable project results would be transferred to CPRIT and CPRIT would be granted a non-exclusive license to any other intellectual property that is owned by us and necessary for the exploitation and CPRIT, at its own cost, can commercialize products or services that are based upon, utilize, are developed from or materially incorporate project results. CPRIT’s option is subject to Salarius’ ability to cure any failures identified by CPRIT within 60 days and a requirement to negotiate in good faith with respect to an alternative commercialization strategy for a period of 180 days.

The CPRIT Grant is subject to funding conditions including a matching funds requirement where Salarius will match 50% of funding from the CPRIT Grant. Consequently, Salarius is required to raise $9.3 million in matching funds over the three-year project. As of December 31, 2017 and 2016, Salarius had provided approximately $1.6 million and $0.6 million, respectively, in matching funding. As of December 31, 2017 and 2016, Salarius had $8.5 million and $7.7 million, respectively, remaining to provide over the remaining life of the CPRIT Grant. During December 31, 2017 and 2016, Salarius received $2.6 million and $2 million, respectively, from the CPRIT Grant. Salarius expects to have received all of the grant award proceeds by the fourth quarter of 2019. Furthermore, Salarius expects to extend its grant agreement through May 31, 2020 from its original termination date of May 31, 2019.

The CPRIT Grant, contains a requirement that Salarius pay CPRIT a tiered royalty equal to a low- to mid-single digit percentage of revenue. Such royalty is reduced to less than 1% for as long as Salarius maintains government exclusivity after CPRIT has been repaid a certain percentage of the total CPRIT balances funded and had met its matching funds requirement in full. Therapeutics agents, such as Seclidemstat, in development for oncology for Phase 1 typically have a low probability of being commercialized. Therefore, it is unlikely Salarius will pay royalties to CPRIT. Based upon the probability of meeting the requirements of revenue sharing payments, no corresponding liabilities for royalties have been recorded at this time. This treatment is consistent with FASB guidance related to contingent consideration liabilities.

B. Litigation

Salarius is not a party to any litigation and does not have contingency reserves established for any litigation liabilities as of December 31, 2017 and December 31, 2016.

NOTE 8. TEMPORARY EQUITY

Salarius issued Series 1 preferred units, which contained an automatic redemption feature. The automatic redemption feature was based upon a minimum capital raise before the third anniversary of the issuance of the units. During management’s period reviews, it was determined to be probable that an insufficient number of units would be sold prior to the third anniversary of the issuance of 250 units, which were sold to a single investor. In accordance with ASC 480, Distinguishing Liabilities from Equity, the units were determined to be redeemable preferred stock for which it was probable that they would become redeemable. Per ASC 480-10-S99-3A-15(a), using the interest method, the changes in redemption value, driven by the 8% dividends accrued quarterly, over the period from the date of issuance to the earliest redemption date were accreted.

NOTE 9. MEMBERS EQUITY

A. Series 1 preferred units

Salarius has 2,245 authorized units of preferred equity as of December 31, 2017 and December 31, 2016. As of December 31, 2017 and 2016, 1,700 and 750 shares were outstanding, respectively. The issuance of preferred units in fiscal years 2017 and 2016 of 950 and 250 units, respectively, provided Salarius $950,000 and approximately $250,000 in cash. These units were issued under the Series 1 private offering. Series 1 preferred units have senior liquidation rights over common units and Profit Interest Common Units (PICUs) with no voting rights.

B. Common Units

Salarius has 10,000 authorized units of common equity as of December 31, 2017 and December 31, 2016. As of December 31, 2017 and December 31, 2016, 3,434 and 3,422 shares were outstanding, respectively. The issuance of common units in fiscal years 2017 and 2016 of 12 and 420 units, respectively, provided Salarius approximately $12,000 and approximately $328,000 in cash. These shares were issued for cash. Each share of common units grants the right of a single vote. Common units are junior to Series 1 preferred units in event of liquidation.

C. Profit Interest Common Units

Salarius has 10,000 authorized unit of profit interest common units as of December 31, 2017 and December 31, 2016. As of December 31, 2017 and 2016, 6,643 and 5,840 units were outstanding, respectively. These units were issued as equity-based compensation. During December 31, 2017 and December 31, 2016, 917 and 1305 units were issued, respectively. These units have the same liquidation and voting rights as common units. Salarius accounts for PICUs issued to non-employees by valuing the award using the more readily determinable of the value of the services provided or of the third-party valuation (through the Cost or Backsolve method) of such awards on the day the awards are vested, or a performance commitment has otherwise been reached. These methods produced similar results to the Black-Scholes Merton valuation method.

NOTE 10. EQUITY-BASED COMPENSATION

Salarius measures equity-based compensation to employees and managers based on the grant date fair value of the awards and recognizes the associated expense in the financial statements over the requisite service period of the award, which is generally the vesting period.

Equity-based compensation costs for nonemployee awards are recognized as services are provided, which is generally the vesting period, on a straight-line basis. The measurement date for nonemployee awards is generally the date the performance of services required from the nonemployee is complete. The fair value of the award granted to a nonemployee is measured at the time the performance at the more readily determinable of the value of the service performed or the fair value of the award recorded as equity-based compensation expense. In determining the threshold price for an incentive unit, Salarius’ board of managers determines the price at which an incentive unit would have a liquidation value of zero at the date of grant in setting the threshold price for incentive units. The board of managers considers the fair value of its assets and a third-party firm performs an analysis to determine the per unit amount that a holder would receive upon a distribution event. In determining the fair value of its assets, Salarius relies on independent third-party valuations, which take into account a variety of factors, including Salarius’ financial position and historical financial performance, the status of technological developments within Salarius’ products, the composition and ability of the current research and management team, an evaluation or benchmark of Salarius’ competition, the current business climate in the marketplace, the illiquid nature of the common stock and incentive units, arm’s-length sales of Salarius’ equity, the effect of the rights and preferences of the preferred unit holders, and the prospects of a liquidity event, among others.

Valuation methods utilized include the Cost or Backsolve methods which are accepted methods similar to the Black-Scholes Merton Method and produced similar results. Assumptions utilized in the model for valuing the incentive units including expected volatility, dividend yield and risk-free interest rate. Additionally, forfeitures are treated in the manner described above. Incentive units do not have an expiration date, thus, the expected term of incentive units granted is determined based on the probability-weighted estimated term to a distribution event.

Salarius records the expense for equity grants subject to defined vesting periods. Salarius classifies equity-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

PICU fair values were calculated by a third-party valuation firm using the following assumptions:

	December 31, 2017		December 31, 2016
(Percents)	Start	End	Start	End
Risk-free interest rate	1.93%	2.20%	1.76%	1.93%
Volatility	101.03%	91.00%	117.14%	101.03%

The following table presents the PICU awards and PICUs granted, vested, and forfeited during 2017 under the Amended and Restated LLC Operating Agreement.

Profit Interest Common Units activity summary	Number of Units	Weighted Average Grant- Date Fair Value per Unit
Nonvested units at December 31, 2016	781	$0.00
Granted	917	0.00
Vested	625	0.00
Forfeited	114	0.00

Nonvested units at December 31, 2017	959	$0.00

The weighted-average grant-date fair value per unit of PICUs granted from inception through December 31, 2017 was $0 as the related issuances had not yet met the threshold to generate value. As such, PICU compensation expense was $0 for both 2017 and 2016.

NOTE 11. RESEARCH AND DEVELOPMENT EXPENSES

The following table shows the major classes of research and development expenses for fiscal years 2017 and 2016:

	Fiscal years
	2017	2016
Manufacturing costs	$721,413	$—
Pre-clinical costs	1,403,436	3,459,824
Clinical trial costs	4,823	—

Total research and development expenses	$2,129,672	$3,459,824

NOTE 12. GENERAL AND ADMINISTRATIVE EXPENSES

The following table shows the major classes of general and administrative expenses for fiscal years ended December 31, 2017 and 2016:

	Fiscal years
	2017	2016
Legal costs	$249,275	$307,602
Professional fees	117,840	90,504
Rent	102,826	20,000
Payroll expenses	699,311	281,434
Other general and administrative expenses	301,815	117,945

Total general and administrative expenses	$1,471,067	$817,485

NOTE 13. OTHER INCOME (EXPENSES), NET

Other income (expense) for the year ended December 31, 2016, included $0.5 million in proceeds from the sale of rights to Salarius’ product under development to a Korean pharmaceutical company. The agreement dated November 25, 2016 sublicenses the license right Salarius currently holds to Korean entity to develop, manufacture, use and sell certain drug formulations in the Republic of Korea.

NOTE 14. RELATED PARTIES

As of December 31, 2017 and December 31, 2016, BetaCat, which shares some common ownership, owed Salarius $21,728 and $0, respectively. BetaCat shares support staff and rental space with Salarius and they reimburse one another for related costs.

NOTE 15. EARNING PER UNIT

Salarius calculates basic earnings per unit (“EPU”) based on the weighted-average number of common, Series 1 preferred, and profit interest common units outstanding, excluding unvested employee awarded profit interest common units. Salarius calculates diluted EPU based on the weighted-average number of common, Series 1 preferred, and profit interest common units outstanding, including profit interest common units from our equity-based compensation program. Because Salarius is in a net loss position for both years presented, the basic and diluted EPU are equivalent. The Series 1 Preferred distribution increases the net loss at each year end presented, thus reducing the basic and diluted EPU for the common shareholders.

NOTE 16. FRANCHISE TAXES

Salarius is subject to a franchise tax in the state of Texas. The tax is calculated by applying a tax rate to a base that considers both revenue and expenses and therefore has the characteristics of an income tax. Salarius determined that the franchise tax liability for fiscal years ended 2017 and 2016 was immaterial. State tax returns for 2013 and later are open for examination by the state of Texas. None of Salarius’ federal or state tax returns are currently under examination.

NOTE 17. SUBSEQUENT EVENTS

Salarius has completed an evaluation of all subsequent events after the balance sheet date of December 31, 2017 through February 13, 2019. Salarius converted 1,225 Series 1 Preferred units into 1,530 Series A Preferred units on October 24, 2018. Furthermore, Salarius issued 4,034 units of Series A Preferred units between October 1, 2018 and the date of this report for $4 million in cash.

On January 3, 2019, Salarius and Flex Pharma and Falcon Acquisition Sub, LLC (“Merger Sub”), a wholly owned subsidiary of Flex Pharma, entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Salarius, with Salarius continuing as the surviving company and as a wholly owned subsidiary of Flex Pharma.

At the closing of the merger, each outstanding common unit, profits interest common unit and Series A Unit of Salarius will convert into the right to receive shares of Flex Pharma’s common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to an anticipated reverse stock split of Flex Pharma’s common stock, as described below) at the conversion ratio formulae described in the Merger Agreement. Under those formulae, immediately following the effective time of the merger, Flex Pharma’s current stockholders will own approximately 19.9% of the combined company (on a partially-diluted basis, excluding the effect of certain options and the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders) and Salarius’ current members will own approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options and the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders).

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a warrant to purchase shares of Flex Pharma’s common stock (which we refer to as a “Warrant”) six months and one day following the closing date of the merger.

The Merger Agreement contains certain termination rights for both Flex Pharma and Salarius, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $0.35 million, or in some circumstances either party may be required to reimburse the other party’s expenses up to a maximum of $0.2 million. In addition, in certain specified circumstances, Salarius may be required to pay Flex Pharma a termination fee of $1.0 million.

At the Effective Time of the Merger, the Flex Pharma board of directors is expected to consist of seven members, six of whom will initially be designated by Salarius and one of whom will initially be designated by Flex Pharma.

SALARIUS PHARMACEUTICALS, LLC BALANCE SHEETS SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents (Note 2)	$4,758,651	$394,297
Restricted cash (Note 2)	1,291,647	125,040
Prepaid expenses	283,978	9,546

Total current assets	6,334,276	528,883
Property and equipment, net (Note 4)	40,652	50,033
Other assets:
Intangible assets, net (Note 3 and 5)	63,067	66,399
Due from related party (Note 13)	—	21,728
Other assets	23,000	23,000

Total assets	$6,460,995	$690,043

Liabilities and Members’ Capital (Deficit)
Current liabilities:
Accounts payable	$234,859	$686,961
Due to related party (Note 13)	12,490	—
Accrued Series A Preferred units (Note 9)	1,290,098	—
Accrued Expenses	93,850	76,958
Deferred revenue	4,645,354	958,106

Total liabilities	6,276,651	1,722,025

Commitments and contingencies (Note 7)
Temporary capital: (Note 8)
8% Convertible Series 1 Preferred units, no par value; authorized 2,245 units; 975 and 1,725 units issued and outstanding at September 30, 2018 and 2017, respectively	1,672,502	1,868,444
Members’ deficit: (Note 9 and 10)	(1,488,158)	(2,900,426)

Total members’ deficit	(1,488,158)	(2,900,426)

Total liabilities, temporary equity and members’ deficit	$6,460,995	$690,043

See Notes to Condensed Financial Statements

SALARIUS PHARMACEUTICALS, LLC STATEMENTS OF OPERATIONS NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	2018	2017 (unaudited)
Revenue:
Grant revenue (Note 2)	$1,312,752	$1,830,665

Total revenue	1,312,752	1,830,665

Operating expenses:
Research and development (Note 11)	803,846	1,662,388
General and administrative (Note 12)	1,093,596	1,103,608

Total operating expenses	1,897,442	2,765,996

Operating loss	(584,690)	(935,331)

Other income (expense):
Interest income	6,924	1,218

Total other income (expense)	6,924	1,218

Net loss	$(577,766)	$(934,113)

Earnings per Unit, basic and diluted (Note 14)	$(56.49)	$(111.06)
Weighted average members’ units	10,743	9,056

See Notes to Condensed Financial Statements

SALARIUS PHARMACEUTICALS, LLC STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	Total Shares Issued	Total Members’ Deficit
Balance at December 31, 2016		$(1,072,317)

Issuance of common units	12	12,000
Redeemable preferred distribution		(51,628)
Net loss		(934,113)

Balance at September 30, 2017 (unaudited)		$(2,046,058)

Redeemable preferred distribution		(41,146)
Net loss		(813,222)

Balance at December 31, 2017		$(2,900,426)

Issuance of preferred units	1861	1,925,309
Accretion on redeemed Preferred Shares		(58,959)
Redeemable preferred distribution		(29,057)
Issuance of profit interest common units		99,960
Equity based compensation expense		52,781
Net loss		(577,766)

Balance at September 30, 2018		$(1,488,158)

See Notes to Condensed Financial Statements

SALARIUS PHARMACEUTICALS, LLC STATEMENTS OF CASH FLOWS NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	2018	2017 (unaudited)
Cash flows from operating activities:
Net loss	$(577,766)	$(934,113)
Adjustments to reconcile net loss to net cash Provided by (used in) operating activities:
Unit-based compensation	52,781	—
Depreciation and amortization	12,713	10,918
Changes in operating assets and liabilities
Prepaid expenses	(274,432)	—
Accounts payable	(452,102)	(69,327)
Deferred revenue	3,687,248	142,418
Accrued expenses	29,383	(97,140)
Due to/from related parties	21,728	(3,567)
Accrued Series A Investment	1,290,098	—

Net cash provided by (used in) operating activities	3,789,651	(950,811)

Cash flows from investing activities:
Acquisition of intangible assets	—	(16,819)

Net cash used in investing activities	—	(16,819)

Cash flows from financing activities:
Proceeds from Line of Credit (Note 6)	—	400,505
Payments on Line of Credit	—	(400,505)
Proceeds from issuance of member units	—	12,000
Proceeds from issuance of Series 1 Preferred units	25,000	750,000
Purchase of preferred units	(308,959)	—
Proceeds from Series A Preferred units	1,925,309	—
Proceeds from issuance of profit interest common units	99,960

Net cash provided by financing activities	1,741,310	762,000

Increase (decrease) in cash and cash equivalents	5,530,961	(205,630)
Cash and cash equivalents, beginning of year	519,337	1,045,332

Cash and cash equivalents, end of year	$6,050,298	$839,702

See Notes to Condensed Financial Statements

SALARIUS PHARMACEUTICALS, LLC NOTES TO INTERIM CONDENSED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

Salarius Pharmaceuticals, LLC (“Salarius”)—is a clinical-stage biotechnology company focused on developing effective cancer treatments for patients who need them most. Salarius’ lead compound, Seclidemstat, is in Phase 1 to treat patients with Ewing sarcoma, a devastating pediatric bone cancer with no targeted therapies currently available. Salarius was founded in 2011 from technology licensed out of the University of Utah and is located in Houston, Texas.

Liquidity

Salarius has incurred an accumulated deficit of $4,107,525 from fiscal year 2011 (inception) through September 30, 2018 and will require substantial additional capital to fund its research and development and expenses related to its oncology drug Seclidemstat. Salarius had cash and cash equivalents of $4,758,651 at September 30, 2018, excluding restricted cash of $1,291,647 for the same period. Salarius’ operating plan assumes efforts are focused on the support and completion of current clinical trials. Based on Salarius’ implemented operating plan, Salarius believes that its existing cash and cash equivalents will be sufficient to allow Salarius to fund its current operating plan for at least 12 months from the date the financial statements are issued. Management expects Salarius to incur a loss for the foreseeable future. Salarius’ ability to achieve profitability in the future is dependent upon the successful development, approval and commercialization of its drug product candidate, and achieving a level of revenues adequate to support the Salarius’ cost structure. Salarius may never achieve profitability, and unless and until it does, Salarius will continue to need to raise additional capital. Management intends to fund future operations through additional private or public debt or equity offerings and may seek additional capital through arrangements with collaborators or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to Salarius, or at all. If Salarius is unable to raise additional capital in sufficient amounts or on acceptable terms, Salarius may have to significantly delay, scale back or discontinue the development or commercialization of its drug product candidate or sell or license assets.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”). All adjustments necessary to state the financial statements under generally accepted accounting principles have been made and were of a normal and recurring nature.

B. Implementation of Recent Financial Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09—Revenue from Contracts with Customers (Topic 606) deferring the effective date of Update 2014-09 for all entities by one year. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Salarius has adopted this guidance in its financial statements and footnote disclosures.

In August 2014, the FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (“ASU 2014-15”), on disclosure of uncertainties about an entity’s ability to continue as a going concern. This guidance addresses management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. The guidance is effective for fiscal years ending after December 15, 2016 and for annual periods and interim periods thereafter, with early adoption permitted. Salarius adopted ASU 2014-15 as of December 31, 2016 and it did not have a material effect on its financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) (“ASU 2015-02”) to address financial reporting considerations for the evaluation as to the requirement to consolidate certain legal entities. This standard is effective for fiscal years and for interim periods within those fiscal years beginning after December 15, 2015. Salarius has evaluated the impact of ASU 2015-02 and has concluded that it has no effect on the financial statements.

In February 2016, the FASB issued ASU 2016-02—Leases (Topic 840), which replaces the existing accounting guidance for leases. This standard requires entities that lease assets to recognize the assets and liabilities for the rights and obligations created by those leases on the balance sheet. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2019. The guidance is required to be applied by the modified retrospective transition approach and early adoption is permitted. Salarius is currently assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

In March 2016, the FASB issued ASU 2016-09—Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendment is to simplify several aspects of the accounting for stock-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 are effective for interim and annual reporting periods beginning after December 15, 2017. Salarius does not expect the adoption of this standard to have a material impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in ASU No. 2016-18 are effective for interim and annual reporting periods beginning after December 15, 2017. Salarius does not expect the adoption of this standard to have a material impact on its financial statements.

In May 2017, the FASB issued ASU 2017-09—Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting providing guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in ASU No. 2017-09 are effective for interim and annual reporting periods beginning after December 15, 2017. Salarius is currently assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

In July 2017, the FASB issued ASU 2017-11—Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The amendments in ASU 2017-11 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Salarius is currently assessing the impact that adoption of this guidance will have on its financial statements and footnote disclosures.

In June 2018, the FASB issued ASU 2018-07—Improvements to Nonemployee Share-Based Payment Accounting (ASC 718) which amends the accounting for share-based payment awards issued to nonemployees. The revised guidance makes accounting for awards issued to nonemployees similar to employee awards except that Salarius may elect on an award-by-award basis to use the contract term as the expected term for the option pricing model and the cost of the grant is recognized in the same period and in the same manner as if the grantor had paid cash. Earlier application is permitted only with the adoption of ASC 606, Revenue from Contracts with Customers.

C. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an on-going basis, Salarius’ management evaluates its estimates, including those related to revenue recognition, research and development, accrued expenses, contingencies and equity-based compensation. Salarius bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities. Actual results could differ from those estimates. Changes in estimates are reflected in reported results in the period in which they become known.

D. Research and Development Costs

Research and development costs consist of costs Salarius incurred for its own research and development activities and for pre-clinical studies and clinical trials. Research and development costs include salaries and personnel-related costs, consulting fees, fees paid for contract research services, the costs of laboratory equipment and facilities, license fees and other external costs. These research and development costs are expensed when incurred. Upfront and milestone payments due to third parties in connection with research and development collaborations prior to regulatory approval are expensed as incurred.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed, rather than when the payment is made.

E. Concentrations of Risk and Off-Balance Sheet Risk

Financial instruments that potentially subject Salarius to concentrations of depository risk include amounts held as cash and restricted cash. Salarius uses a high quality, accredited financial institution to maintain its cash and restricted cash and, accordingly, such funds are subject to minimal depository risk. Salarius has not experienced any losses in such accounts and management believes that Salarius is not exposed to significant depository risk due to the financial position of the depository institutions in which those deposits are held. Salarius has no financial instruments with off-balance sheet risk of loss.

Salarius is potentially subject to a concentration of credit risk related to revenue and cash proceeds from operating activities. All revenue recognized for and cash proceeds from operating activities for the nine months ended September 30, 2018 and 2017 were solely related to contributions received from CPRIT.

F. Cash and Cash Equivalents

Salarius considers all highly liquid securities with original final maturities of three months or less from the date of purchase to be cash equivalents. As of September 30, 2018 and December 31, 2017, cash and cash equivalents are comprised of cash in checking and savings accounts as well as temporarily restricted cash deposited in these same types of accounts.

G. Restricted Cash

At September 30, 2018, Salarius held restricted cash of approximately $1.3 million in Series A Preferred units. At September 30, 2017, Salarius held restricted cash of approximately $125,000 for the CPRIT year 2 grant award. The CPRIT grant restricted cash relates to the use of grant funds to allowable expenses, primarily research and development expenses, and also has a mandatory fund matching requirement. As of September 30, 2018 and December 31, 2017, year 1 and year 2 fund matching requirements had not been fully met, which resulted in the use of grant funds by Salarius being restricted until the fund matching requirements had been met. There was no restricted cash related to CPRIT as of September 30, 2018. Restricted cash related to Series A Preferred proceeds received during 2018 were restricted due to the minimum capital raise threshold not being met.

H. Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, are used to measure fair value:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Significant unobservable inputs including Salarius’ own assumptions in determining fair value.

I. Property and equipment

Property and equipment, including leasehold improvements, are recorded at cost and depreciated over their estimated useful lives, or the lease term if shorter, using the straight-line method. Repairs and maintenance costs are expensed as incurred, whereas major improvements that extend the useful lives of the assets are capitalized as additions to property and equipment.

Depreciation begins at the time the asset is placed in service. Depreciation is provided over the following estimated useful lives:

Asset classification	Useful life
Furniture and equipment	5 years
Laboratory equipment	5 years
Leasehold improvement	Remaining life of the lease

J. Intangibles

Intangible assets that have finite useful lives are amortized over their useful lives and are reviewed for impairment when warranted by economic conditions.

K. Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, Salarius compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of impairment is calculated as the difference between the carrying value and fair value of the asset. To date, no such impairments have been recognized.

L. Rent Expense

Salarius’ lease for its facility in Houston, Texas provides for fixed minimum monthly rental payments. Salarius has a 60-day notice period to terminate the lease. Rent payments are made at the beginning of the month to prepay the rent for the current month. Salarius is accounting for this arrangement as an operating lease.

M. Revenue Recognition

Salarius currently generates revenue through a contribution received from CPRIT for research and development activities. Salarius recognizes revenue for exchange transactions in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue for Contracts with Customers (“ASC 606”) and for contributions in accordance with ASC Topic 958, Not-for-Profit Entities, Sub-Topic 605, Revenue Recognition. Accordingly, exchange revenue will be recognized as the control of pharmaceutical products or research and development services are transferred from us to the customer. Salarius determines transfer of control based on when the product is shipped or delivered, and title passes to the customer. To date, no exchange transactions subject to ASC 606 accounting have occurred. For contributions, revenue is recognized for each unit of accounting when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred, or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectability is reasonably assured.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in Salarius’ balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion.

Salarius evaluates collaboration agreements with respect to FASB ASC Topic 808, Collaborative Arrangements, considering the nature and contractual terms of the arrangement and the nature of its business operations to determine the classification of the transactions. When Salarius is an active participant in the activity and exposed to significant risks and rewards dependent on the commercial success of the collaboration, it will record its transactions on a gross basis in the financial statements and describe the rights and obligations under the collaborative arrangement in the notes to the financial statements.

N. Equity-Based Compensation

Salarius measures equity-based compensation to employees and managers based on the grant date fair value of the awards and recognizes the associated expense in the financial statements over the requisite service period of the award, which is generally the vesting period.

Equity-based compensation costs for nonemployee awards are recognized as services are provided, which is generally the vesting period, on a straight-line basis. The measurement date for nonemployee awards is generally the date the performance of services required from the nonemployee is complete. The fair value of the award granted to a nonemployee is measured at the time the performance at the more readily determinable of the value of the service performed or the fair value of the award recorded as equity-based compensation expense through 2018 Beginning in January 1, 2018, the fair value of the award granted to a nonemployee is measured at the time the performance is at fair value recorded as equity-based compensation expense based upon new FASB requirements.

In determining the threshold price for an incentive unit, Salarius’ board of managers determines the price at which an incentive unit would have a liquidation value of zero at the date of grant in setting the threshold price for incentive units. The board of managers considers the fair value of its assets and a third-party firm performs an analysis to determine the per unit amount that a holder would receive upon a distribution event. In determining the fair value of its assets, Salarius relies on independent third-party valuations, which take into account a variety of factors, including Salarius’ financial position and historical financial performance, the status of technological developments within Salarius’ products, the composition and ability of the current research and management team, an evaluation or benchmark of Salarius’ competition, the current business climate in the marketplace, the illiquid nature of the common stock and incentive units, arm’s-length sales of Salarius’ equity, the effect of the rights and preferences of the preferred unit holders, and the prospects of a liquidity event, among others.

Valuation methods utilized include the Cost or Backsolve methods in 2017 and the Backsolve method in 2018 which are accepted methods similar to the Black-Scholes Method and produced similar results. Assumptions utilized in the model for valuing the incentive units including expected volatility, dividend yield and risk-free interest rate. Additionally, forfeitures are treated in the manner described above. Incentive units do not have an expiration date, thus, the expected term of incentive units granted is determined based on the probability-weighted estimated term to a distribution event.

Salarius records the expense for equity grants subject to defined vesting periods. Salarius classifies equity-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

O. Income Taxes

Effective May 19, 2011, Salarius was organized as a limited liability company and subject to the provisions of Subchapter K of the Internal Revenue Code. As such, Salarius is not viewed as a taxpaying entity in any jurisdiction and does not require a provision for income taxes. Each member is responsible for the tax liability, if any, related to its proportionate share of the LLC’s taxable income.

NOTE 3. OTHER INTANGIBLES

The components of intangible assets other than goodwill at September 30, 2018 and December 31, 2017 were as follows:

	September 30, 2018	December 31, 2017
LSD1 Inhibitor License	$40,983	$40,983
Trademarks	34,426	34,426
Accumulated Amortization	(12,342)	(9,010)

Other Intangibles, Net	$63,067	$66,399

In the Licensing Arrangements section (Note 5), Salarius obtained an exclusive license right for an LSD1 inhibitor from the University of Utah Research Foundation. This molecule was patented on August 15, 2011. The recorded value of the LSD1 Inhibitor license was based upon the value of the equity exchanged to procure it.

Intangible assets with finite lives are capitalized and are amortized over their estimated useful lives, which was determined to be 20 years for the LSD1 Inhibitor. As of September 30, 2018, and December 31, 2017 the remaining amortization period for finite-lived intangible assets is approximately 13 years and 14 years, respectively.

Amortization expense related to finite-lived intangible assets was as follows:

	September 30, 2018	September 30, 2017
Amortization Expense—Intangibles	$3,332	$1,537

The estimated amortization expense for each of the next five years associated with Salarius’ finite-lived intangible assets as of September 30, 2018 is $2,049.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment is stated on the basis of cost. Provisions for depreciation of property and equipment are computed by the straight-line method at rates based on their estimated useful lives. Salarius reviewed the carrying value of long-lived assets for potential impairment on a periodic basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If an impairment is identified, a loss is recorded equal to the excess of the asset’s net book value over its fair value, and the cost basis is adjusted. No impairments existed at September 30, 2018 and December 31, 2017.

As of September 30, 2018 and December 31, 2017, respectively, property and equipment, net consisted of the following:

	September 30, 2018	December 31, 2017
Furniture and equipment	$62,541	$62,541
Accumulated depreciation	(21,889)	(12,508)

Property and equipment, net	$40,652	$50,033

There were no capitalized interest costs for both the first nine months of 2018 and for the year ended December 31, 2017.

NOTE 5. LICENSING ARRANGEMENTS

University of Utah Research Foundation

In 2011, Salarius licensed “(E/Z)-N’-substituted-benzylidene-3- (substituted-sulfonyl) benzohydrazides as inhibitors of histone demethylases” comprising compounds that inhibit Lysine-specific demethylase 1 (LSDl) and assigned University of Utah case number U-5083. The LSD1 inhibitor was patented by the University of Utah on August 15, 2011. Salarius is using the licensed LSD1 Inhibitor molecule in the formulation of Seclidemstat. In exchange for the license, Salarius issued equity ownership, granted revenue sharing rights (ranging from 2% to 4% of net sales dependent on the existence of other royalty agreements in which Salarius is the licensee) on any resulting products or processes to commence on first commercial sale, and milestone payments based upon regulatory approval of any resulting product or process as well as on the second anniversary of first commercial sale. Salarius is currently in Phase I trials of a derivative product. The license was recorded as an intangible asset valued at $40,983, based upon the value of the equity units exchanged, and amortized over the life of the underlying patent (i.e., 20 years). Based upon published industry analysis, it is estimated that the probability of this derivative product obtaining regulatory approval is low. Based upon the probability of meeting the requirements of milestone and revenue sharing payments, no corresponding liabilities for royalties have been recorded at this time. This treatment is consistent with FASB guidance related to contingent consideration liabilities.

NOTE 6. LINE OF CREDIT

In July 2017, Salarius obtained an unsecurred, no interest Line of Credit with Chase Bank for $500 thousand, with an expiration date of one year after inception. In the same month that the Line of Credit was obtained, Salarius drew $401 thousand on the Line of Credit. On August 4, 2017, Salarius repaid the outstanding balance totaling $401 thousand and closed the Line of Credit.

NOTE 7. COMMITMENTS AND CONTINGENCIES

A. CPRIT

In June 2016, Salarius was approved for a $18.7 million grant from the Cancer Prevention and Research Institute of Texas, or CPRIT. The CPRIT Grant is expected to allow Salarius to conduct their research and development project. The CPRIT Grant is effective as of June 1, 2016 and terminates on May 31, 2019. After the termination date, Salarius is not permitted to retain any unused grant award proceeds without CPRIT’s approval, but royalty and other obligations, including its obligation to repay the disbursed grant proceeds under certain circumstances, survive the termination of the agreement, with extensions available. If Salarius abandons patent applications or patents covering project results in certain major market countries, CPRIT can, at its own cost, take over the prosecution and maintenance of such patents and is granted a non-exclusive, irrevocable, royalty-free, perpetual license with right to sublicense in such country. Salarius is required to use diligent and commercially reasonable efforts to commercialize at least one commercial product or service or otherwise bring to practical application the project results. If CPRIT notifies us of our failure with respect to the foregoing, and such failure is not owing to material safety concerns, then, at CPRIT’s option, the applicable project results would be transferred to CPRIT and CPRIT would be granted a non-exclusive license to any other intellectual property that is owned by us and necessary for the exploitation and CPRIT, at its own cost, can commercialize products or services that are based upon, utilize, are developed from or materially incorporate project results. CPRIT’s option is subject to Salarius’ ability to cure any failures identified by CPRIT within 60 days and a requirement to negotiate in good faith with us with respect to an alternative commercialization strategy for a period of 180 days.

The CPRIT Grant is subject to customary CPRIT funding conditions including a matching funds requirement where Salarius will match 50% of funding from the CPRIT Grant. Consequently, Salarius is required to raise $9.3 million in matching funds over the three-year project. As of September 30, 2018 and December 31, 2017, Salarius had provided approximately $4.2 million and $1.6 million, respectively, in matching funding. As of September 30, 2018 and December 31, 2017, Salarius had $5.1 million and $7.7 million, respectively, remaining to provide over the remaining life of the CPRIT Grant. As of September 30, 2018 and December 31, 2017, Salarius had received $9.6 million and $2.6 million, respectively, from the CPRIT Grant. Salarius expects to have received all of the grant award proceeds by the fourth quarter of 2019. Furthermore, Salarius expects to extend its grant agreement through May 31, 2020 from its original termination date of May 31, 2019.

The CPRIT Grant contains a requirement that Salarius pay CPRIT a tiered royalty equal to a low- to mid-single digit percentage of revenue. Such royalty is reduced to less than 1% for as long as Salarius maintains government exclusivity after CPRIT has been repaid a certain percentage of the total CPRIT balances funded and had met its matching funds requirement in full. Therapeutics agents, such as Seclidemstat, in development for oncology for Phase 1 typically have a low probability of being commercialized. Therefore, it is unlikely Salarius will pay royalties to CPRIT. Based upon the probability of meeting the requirements of milestone and revenue sharing payments, no corresponding liabilities for royalties have been recorded at this time. This treatment is consistent with FASB guidance related to contingent consideration liabilities.

B. Litigation

Salarius is not a party to any litigation and does not have contingency reserves established for any litigation liabilities as of September 30, 2018 and December 31, 2017.

NOTE 8. TEMPORARY EQUITY

Salarius issued Series 1 preferred units, which contained an automatic redemption feature. The automatic redemption feature was based upon a minimum capital raise before the third anniversary of the issuance of the units.

During management’s period reviews, it was determined to be probable that an insufficient number of units would be sold prior to the third anniversary of the issuance of 250 units, which were sold to a single investor. In accordance with ASC 480, Distinguishing Liabilities from Equity, the units were determined to be redeemable preferred equity for which it was probable that they would become redeemable. Per ASC 480-10-S99-3A-15(a), using the interest method, the changes in redemption value, driven by the 8% dividends accrued quarterly, over the period from the date of issuance to the earliest redemption date were accreted. As of September 30, 2018, the charges from the change in carrying amount were included in the calculation of earnings per unit.

NOTE 9. MEMBERS EQUITY

A. Series 1 Preferred Units

Salarius has 2,245 authorized units of Series 1 Preferred equity. As of September 30, 2018 and December 31, 2017, 1,725 and 1,700 units were outstanding, respectively. There were 25 units issued of preferred units in the first nine months of 2018 and 950 units during the year ended December 31, 2017 for $25,000 and $950,000, respectively. These units were issued under the Series 1 private offering. Series 1 preferred units have senior liquidation rights and no voting rights.

B. Series A Preferred Units

Salarius has 10,000 authorized units of Series A Preferred equity. As of September 30, 2018 and December 31, 2017, 1,861 and 0 units were issued and outstanding, respectively. These units were issued under the Series A private offering and cash proceeds of approximately $1.9 million were received during the period ended September 30, 2018. Series A preferred units have senior liquidation rights but otherwise have the same voting rights, as common units.

C. Accrued Series A Preferred units

Series A preferred units were offered to certain third-parties. The offerings contained minimum financing requirements, whereby units would not be issued and investors would be refunded if total units sold would not meet a threshold of approximately $3 million in available funds. A liability, Accrued Series A Investment, was recorded for consideration for units sold prior to the $3 million threshold being met since units are not issued until the threshold is met. Salarius has 3 years from each issuance of Series A preferred units to meet the related threshold.

D. Common Units

Salarius has 24,000 authorized units of common equity. As of September 30, 2018 and December 31, 2017, 3,434 and 3,434 units were outstanding, respectively. Each unit of common units grants the right of a single vote. Common units are junior to Series 1 preferred units in event of liquidation. The issuance of common units of 0 and 12 units in the first nine months of 2018 and year ended December 31, 2017, respectively, provided Salarius $0 and approximately $12,000 in cash.

E. Profit Interest Common Units (PICUs)

Salarius has 10,000 authorized units of profit interest common units as of September 30, 2018 and December 31, 2017. As of September 30, 2018 and December 31, 2017, 7,057 and 6,643 units were outstanding, respectively. These units were issued as unit-based compensation. During the period ended September 30, 2018 and the year ended December 31, 2017, 444 and 917 units were issued, respectively. These units have the same liquidation and voting rights as common units. Salarius accounts for PICUs issued to non-employees by valuing the award using the more readily determinable of the value of the services provided or of the third-party valuation (using the Cost or Backsolve method) of such awards on the day the awards are vested, or a performance commitment has otherwise been reached. These methods produced similar results to the Black-Scholes Merton valuation method.

NOTE 10. EQUITY-BASED COMPENSATION

Salarius measures equity-based compensation to employees and managers based on the grant date fair value of the awards and recognizes the associated expense in the financial statements over the requisite service period of the award, which is generally the vesting period.

Equity-based compensation costs for nonemployee awards are recognized as services are provided, which is generally the vesting period, on a straight-line basis. The measurement date for nonemployee awards is generally the date the performance of services required from the nonemployee is complete. The fair value of the award granted to a nonemployee is measured at the time the performance at the more readily determinable of the value of the service performed or the fair value of the award recorded as equity-based compensation expense. In determining the threshold price for an incentive unit, Salarius’ board of managers determines the price at which an incentive unit would have a liquidation value of zero at the date of grant in setting the threshold price for incentive units. The board of managers considers the fair value of its assets and a third-party firm performs an analysis to determine the per unit amount that a holder would receive upon a distribution event. In determining the fair value of its assets, Salarius relies on independent third-party valuations, which take into account a variety of factors, including Salarius’ financial position and historical financial performance, the status of technological developments within Salarius’ products, the composition and ability of the current research and management team, an evaluation or benchmark of Salarius’ competition, the current business climate in the marketplace, the illiquid nature of the common stock and incentive units, arm’s-length sales of Salarius’ equity, the effect of the rights and preferences of the preferred unit holders, and the prospects of a liquidity event, among others.

Valuation methods utilized the Cost or Backsolve methods for valuation during 2017 and the Backsolve method was used in 2018 which are methods similar to the Black-Scholes Merton method and produced similar results. Assumptions utilized in the model for valuing the incentive units including expected volatility, dividend yield and risk-free interest rate. Additionally, forfeitures are treated in the manner described above. Incentive units do not have an expiration date, thus, the expected term of incentive units granted is determined based on the probability-weighted estimated term to a distribution event.

Salarius records the expense for equity grants subject to defined vesting periods. Salarius classifies equity-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

PICU fair values were calculated by a third-party valuation firm using the following assumptions:

	September 30, 2018		December 31, 2017
(Percents)	Start	End	Start	End
Risk-free interest rate	2.20%	2.94%	1.93%	2.20%
Volatility	91.00%	80.00%	101.03%	91.00%

Profit Interest Common Units activity summary	Number of Units	Weighted Average Grant- Date Fair Value per Unit
Nonvested units at December 31, 2017	959	$0.00
Granted	444	442.30
Vested	693	210.60
Forfeited	30	442.30

Nonvested units at September 30, 2018	680	$54.40

The weighted-average grant-date fair value per unit of PICUs granted to employees during the period ended September 30, 2018 and the year ended December 31, 2017 was $442.30 and $0.00, respectively. PICU compensation expense was $52,781 for the period ended September 30, 2018 and $0 for the year ended December 31, 2017. As of September 30, 2018, there was $30,371 of unrecognized compensation cost, net of estimated forfeitures, related to Salarius’ non-vested PICUs. $99,960 of PICUs were issued alongside Preferred Series A units purchased and their fair value was recorded as part of the net proceeds for the purchase. The total fair value of units vested was $145,946 and $0 for the period ending September 30, 2018 and the year ended December 31, 2017, respectively, based on the weighted-average fair value on the date of grant.

NOTE 11. RESEARCH AND DEVELOPMENT EXPENSES

The following table shows the major classes of research and development expenses for the nine months ended September 30, 2018 and 2017:

	September 30, 2018	September 30, 2017
Manufacturing costs	$239,526	$481,709
Pre-clinical costs	423,120	1,180,679
Clinical trial costs	141,200	—

Total research and development expenses	$803,846	$1,662,388

NOTE 12. GENERAL AND ADMINISTRATIVE EXPENSES

The following table shows the major classes of general and administrative expenses for the nine months ended September 30, 2018 and 2017:

	September 30, 2018	September 30, 2017
Legal costs	$211,407	$170,801
Professional fees	35,675	112,631
Rent	66,827	89,424
Payroll expenses	586,069	532,294
Other general and administrative expenses	193,618	198,458

Total general and administrative expenses	$1,093,596	$1,103,608

NOTE 13. RELATED PARTIES

As of September 30, 2018, Salarius owed BetaCat, which shares some common ownership, $12,409. As of December 31, 2017, BetaCat owed Salarius $21,728. BetaCat shares support staff and rental space with Salarius and is reimbursed for Salarius’ portion of the cost.

NOTE 14. EARNINGS PER UNIT

Salarius calculates basic earnings per unit (“EPU”) based on the weighted-average number of common, Series 1 preferred, and profit interest common units outstanding, excluding unvested employee awarded profit interest common units. Salarius calculates diluted EPU based on the weighted-average number of common, Series 1 preferred, and profit interest common units outstanding, including profit interest common units from our equity-based compensation program. As Salarius has incurred losses for both periods presented, basic and diluted EPU are equivalent.

NOTE 15. FRANCHISE TAXES

Salarius is subject to a franchise tax in the state of Texas. The tax is calculated by applying a tax rate to a base that considers both revenue and expenses and therefore has the characteristics of an income tax. Salarius determined that the franchise tax liability for nine months ended September 30, 2018 and year ended December 31, 2017 was immaterial. State tax returns for 2013 and later are open for examination by the state of Texas. None of Salarius’ federal or state tax returns are currently under examination.

NOTE 16. SUBSEQUENT EVENTS

Salarius has completed an evaluation of all subsequent events after the balance sheet date of December 31, 2017 through February 13, 2019. Salarius converted 1,225 Series 1 Preferred units into 1,530 Series A Preferred units on October 24, 2018. Furthermore, Salarius issued 4,034 units of Series A Preferred units between October 1, 2018 and the date of this report for $4 million in cash.

On January 3, 2019, Salarius and Flex Pharma and Falcon Acquisition Sub, LLC, or Merger Sub, a wholly owned subsidiary of Flex Pharma, entered into the Merger Agreement. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Salarius, with Salarius continuing as the surviving company and as a wholly owned subsidiary of Flex Pharma.

At the closing of the merger, each outstanding common unit, profits interest common unit and Series A Unit of Salarius will convert into the right to receive shares of Flex Pharma’s common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to an anticipated reverse stock split of Flex Pharma’s common stock, as described below) at the conversion ratio formulae described in the Merger Agreement. Under those formulae, immediately following the effective time of the merger, Flex Pharma’s current stockholders will own approximately 19.9% of the combined company (on a partially-diluted basis, excluding the effect of certain options and the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders) and Salarius’ current members will own approximately 80.1% of the combined company (on a partially-diluted basis, excluding the effect of certain options and the dividend or distribution of rights and Warrants to Flex Pharma’s current stockholders).

In addition, at or prior to the closing of the merger, Flex Pharma will pay a dividend of or distribute one right per share of Flex Pharma’s common stock to its stockholders of record as of a date and time determined by Flex Pharma’s board of directors. Each right will entitle such stockholders to receive a warrant to purchase shares of Flex Pharma’s common stock (which we refer to as a “Warrant”) six months and one day following the closing date of the merger.

The Merger Agreement contains certain termination rights for both Flex Pharma and Salarius, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $0.35 million, or in some circumstances either party may be required to reimburse the other party’s expenses up to a maximum of $0.2 million. In addition, in certain specified circumstances, Salarius may be required to pay Flex Pharma a termination fee of $1.0 million.

At the Effective Time of the Merger, the Flex Pharma board of directors is expected to consist of seven members, six of whom will initially be designated by Salarius and one of whom will initially be designated by Flex Pharma.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20.	Indemnification of Directors and Officers

Flex Pharma is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (which we refer to as the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Flex Pharma’s certificate of incorporation provides for indemnification of Flex Pharma’s directors, officers, authorized representatives, and other agents to the maximum extent permitted by the DGCL, and Flex Pharma’s bylaws provide for indemnification of Flex Pharma’s directors, officers, authorized representatives, and other agents to the maximum extent permitted by the DGCL.

In addition, Flex Pharma has entered into indemnification agreements with its directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require Flex Pharma, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Flex Pharma maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits Index.

A list of exhibits filed with this proxy statement/prospectus/information statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statement Schedules.

The financial statements filed with this proxy statement/prospectus/information statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

(c)	Financial Advisor Opinion.

The opinion filed with this proxy statement/prospectus/information statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant undertakes as follows:

(1)

that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

FLEX PHARMA, INC.

EXHIBIT INDEX TO REGISTRATION STATEMENT ON FORM S-4

EXHIBIT INDEX

Exhibit No.	Exhibit	Method of Filing (incorporated by reference unless otherwise noted)
2.1(1)	Agreement and Plan of Merger dated January 3, 2019 by and among the Registrant, Falcon Acquisition Sub, LLC and Salarius Pharmaceuticals, LLC.	Current Report on Form 8-K (File No. 001-36812) filed January 4, 2019

2.2(2)	Voting Agreement between Salarius Pharmaceuticals, LLC, the Registrant and William K. McVicar	Current Report on Form 8-K (File No. 001-36812) filed January 4, 2019

2.3(2)	Voting Agreement between Flex Pharma, Inc., Salarius Pharmaceuticals, LLC and David J. Arthur	Current Report on Form 8-K (File No. 001-36812) filed January 4, 2019

2.4(3)	Lock-up Agreement for the benefit of Salarius Pharmaceuticals, LLC executed by William K. McVicar	Current Report on Form 8-K (File No. 001-36812) filed January 4, 2019

2.5(3)	Lock-up Agreement for the benefit of Salarius Pharmaceuticals, LLC executed by David J. Arthur	Current Report on Form 8-K (File No. 001-36812) filed January 4, 2019

3.1	Amended and Restated Certificate of Incorporation of the Registrant	Current Report on Form 8-K (File No. 001-36812) filed February 9, 2015

3.2	Amended and Restated Bylaws of the Registrant	Current Report on Form 8-K (File No. 001-36812) filed February 9, 2015

4.1	Form of Common Stock Certificate of the Registrant	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed January 13, 2015

4.2	Amended and Restated Investors’ Rights Agreement, dated July 23, 2014, by and among the Registrant and certain of its stockholders	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed December 29, 2014

5.1	Opinion of Dentons US LLP	Filed herewith

8.1	Opinion of Dentons US LLP regarding certain tax matters	Filed herewith

8.2	Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding certain tax matters	Filed herewith

10.1(4)	Exclusive License Agreement, dated August 3, 2011, between the University of Utah Research Foundation and Salarius Pharmaceuticals, LLC.	Filed herewith

10.2(4)	Exclusive Pharmaceutical Sublicense Agreement, dated November 25, 2016, between HLB LifeScience Co., Ltd. and Salarius Pharmaceuticals, LLC.	Filed herewith

Exhibit No.	Exhibit	Method of Filing (incorporated by reference unless otherwise noted)
10.3(4)	Cancer Research Grant Contract, dated June 1, 2016, between the Cancer Prevention and Research Institute of Texas and Salarius Pharmaceuticals, LLC.	Filed herewith

10.4(4)	Patent and Know How Exclusive License Agreement, dated December 18, 2018, between NuPotential, Inc., and Salarius Pharmaceuticals, LLC.	Filed herewith

10.5(+)	Amended and Restated Executive Employment Agreement, dated February 5, 2019, between David J. Arthur and Salarius Pharmaceuticals, LLC.	Filed herewith

10.6(+)	Second Amended and Restated Executive Employment Agreement, dated February 6, 2019, between Scott Jordan and Salarius Pharmaceuticals, LLC	Filed herewith

10.7(+)	Manager Agreement, dated January 21, 2017, between Jonathan P. Northrup and Salarius Pharmaceuticals, LLC	Filed herewith

10.8(+)	Manager Agreement, dated January 21, 2017, between Sunil Sharma and Salarius Pharmaceuticals, LLC	Filed herewith

10.9(+)	Restricted Unit Award Agreement, dated August 1, 2016, between David J. Arthur and Salarius Pharmaceuticals, LLC	Filed herewith

10.10(+)	Restricted Unit Award Agreement, dated January 21, 2017, between Scott Jordan and Salarius Pharmaceuticals, LLC	Filed herewith

10.11(+)	Restricted Unit Award Agreement, dated January 21, 2017, between Jonathan P. Northrup and Salarius Pharmaceuticals, LLC	Filed herewith

10.12(+)	Restricted Unit Award Agreement, dated January 21, 2017, between Sunil Sharma and Salarius Pharmaceuticals, LLC	Filed herewith

10.13(+)	Form of Indemnity Agreement by and between the Registrant and its directors and officers	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed January 13, 2015.

10.14(+)	Flex Pharma, Inc. 2014 Equity Incentive Plan, as amended, and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed December 29, 2014.

10.15(+)	Flex Pharma, Inc. 2015 Equity Incentive Plan	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed January 13, 2015.

Exhibit No.	Exhibit	Method of Filing (incorporated by reference unless otherwise noted)
10.16(+)	Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice under the Flex Pharma, Inc. 2015 Equity Incentive Plan	Annual Report on Form 10-K (File No. 001-36812), filed March 24, 2015.

10.17(+)	Flex Pharma, Inc. 2015 Employee Stock Purchase Plan	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed January 13, 2015.

10.18(+)	Flex Pharma, Inc. Non-Employee Director Compensation Policy, as revised	Annual Report on Form 10-K (File No. 001-36812), filed March 8, 2017.

10.19(+)	Executive Employment Agreement, dated as of May 27, 2015, by and between the Registrant and Christoph Westphal	Current Report on Form 8-K (File No. 001-36812), filed June 2, 2015.

10.20(+)	Offer Letter, dated December 23, 2014, by and between the Registrant and Thomas Wessel	Annual Report on Form 10-K (File No. 001-36812), filed March 8, 2016.

10.21(+)	Amendment to Offer Letter, dated May 27, 2015, by and between the Registrant and Thomas Wessel	Annual Report on Form 10-K (File No. 001-36812), filed March 8, 2016.

10.22	Royalty Agreement, dated March 20, 2014, by and between the Registrant, Bruce Bean, Donald MacKinnon, Roderick MacKinnon and Christoph Westphal	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed December 29, 2014.

10.23	Founders Agreement, dated February 25, 2014, by and among Bruce Bean, Donald MacKinnon, Roderick MacKinnon and Christoph Westphal, as adopted by the Registrant on February 27, 2014, as amended	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed December 29, 2014.

10.24	Technology Assignment Agreement, dated March 20, 2014, by and between the Registrant, Catalyst Research, LLC, Bruce Bean, Donald MacKinnon and Roderick MacKinnon	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed December 29, 2014.

10.25	Patent Assignment Agreement, dated March 20, 2014, by and between the Registrant, Bruce Bean, Donald MacKinnon and Roderick MacKinnon	Registration Statement on Form S-1 (File No. 333-201276), as amended, filed December 29, 2014.

10.26	Lease Agreement, dated January 27, 2017, between the Registrant and BP Prucenter Acquisition LLC	Current Report on Form 8-K (Filed No. 001-36812), as amended, filed February 2, 2017.

10.27	License Agreement, dated May 1, 2014, by and between the Registrant and ECLDS, LLC, as amended	Current Report on Form 10-Q (File No. 001-36812), filed August 3, 2016.

10.28(+)	Executive Employment Agreement, dated as of May 27, 2015, by and between the Registrant and John McCabe	Current Report on Form 8-K (File No. 001-36812), filed June 2, 2015.

Exhibit No.	Exhibit	Method of Filing (incorporated by reference unless otherwise noted)
10.29(+)	Amendment to Executive Employment Agreement dated December 14, 2016 between John McCabe and the Registrant	Current Report on Form 8-K (File No. 001-36812), filed December 15, 2016.

10.30(+)	Executive Employment Agreement, dated as of July 15, 2015, by and between the Registrant and Katherine Lindemann	Current Report on Form 8-K (File No. 001-36812), filed September 9, 2015.

10.31(+)	Executive Employment Agreement, dated as of May 27, 2015, by and between the Registrant and Robert Hadfield	Annual Report on Form 10-K (File No. 001-36812), filed March 8, 2016.

10.32(+)	Executive Employment Agreement, dated as of May 27, 2015, by and between the Registrant and Elizabeth Woo	Annual Report on Form 10-K (File No. 001-36812), filed March 8, 2016.

10.33(+)	Executive Employment Agreement, dated as of April 5, 2017, by and between the Registrant and William McVicar	Current Report on Form 8-K (File No. 001-36812), filed April 5, 2017.

10.34(+)	Amendment to Executive Employment Agreement, dated as of July 6, 2017, by and between the Registrant and William McVicar	Current Report on Form 8-K (File No. 001-36812), filed July 11, 2017.

10.35(+)	Amended and Restated Executive Employment Agreement, dated as of August 1, 2017, by and between the Registrant and William McVicar	Annual Report on Form 10-Q (File No. 001-36812), filed November 6, 2017

10.36	Production Agreement with Aseptic Solutions USA, LLC and Flex Innovation Group LLC	Quarterly Report on Form 10-Q (File No. 001-36812), filed May 4, 2016.

10.37	Supply Agreement dated May 9, 2016 by and between Trilogy Essential Ingredients Inc. and Flex Innovation Group LLC	Quarterly Report on Form 10-Q (File No. 001-36812), filed August 3, 2016.

10.38(+)	Amendment to Executive Employment Agreement, effective as of June 20, 2018, by and between the Registrant and William McVicar	Quarterly Report on Form 10-Q (File No. 001-36812), filed August 1, 2018.

10.39(+)	Amendment to Executive Employment Agreement, effective as of June 20, 2018, by and between the Registrant and John McCabe	Quarterly Report on Form 10-Q (File No. 001-36812), filed August 1, 2018.

10.40(+)	Separation Agreement, effective as of June 26, 2018, by and between the Registrant and Thomas Wessel	Quarterly Report on Form 10-Q (File No. 001-36812), filed August 1, 2018.

10.41(+)	Advisor Agreement, dated June 26, 2018, by and between the Registrant and Thomas Wessel	Quarterly Report on Form 10-Q (File No. 001-36812), filed August 1, 2018.

10.42(+)	Amendment to Offer Letter, effective as of January 8, 2018, by and between the Registrant and Thomas Wessel	Current Report on Form 8-K (File No. 001-36812), filed January 12, 2018.

10.43	Royalty Agreement, dated January 2019, by and among Flex Innovation Group LLC, Bruce Bean, Donald MacKinnon, Roderick MacKinnon and Christoph Westphal	Filed herewith

Exhibit No.	Exhibit	Method of Filing (incorporated by reference unless otherwise noted)

21.1	Subsidiaries of the Registrant	Annual Report on Form 10-K (File No. 001-36812), filed on March 8, 2016.

23.1	Consent of Dentons US LLP	Included in Exhibit 5.1

23.2	Consent of Ernst & Young LLP	Filed herewith

23.3	Consent of Weaver & Tidwell, L.L.P.	Filed herewith

24.1	Powers of Attorney	Included on the signature pages hereto

99.1	Consent of David J. Arthur to serve as a director of Flex Pharma, Inc.	Filed herewith

99.2	Consent of Jonathan P. Northrup to serve as a director of Flex Pharma, Inc.	Filed herewith

99.3	Consent of Tess Burleson to serve as a director of Flex Pharma, Inc.	Filed herewith

99.4	Consent of Arnold C. Hanish to serve as director of Flex Pharma, Inc.	Filed herewith

99.5	Consent of Paul Lammers to serve as director of Flex Pharma, Inc.	Filed herewith

99.6	Consent of Bruce John McCreedy, Jr. to serve as director of Flex Pharma, Inc.	Filed herewith

99.7	Consent of William K. McVicar to serve as a director of Flex Pharma, Inc.	Filed herewith

101.INS	XBRL Instance Document	Filed herewith

101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith

101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

(1)

Certain schedules and exhibits to the agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Flex Pharma, Inc. hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

(2)

The agreement is substantially identical in all material respects to other agreements that are otherwise required to be filed as exhibits, except as to the security holder and the securities subject to such agreement. In accordance with instruction no. 2 to Item 601 of Regulation S-K, the registrant has filed a copy of only one of such agreements, with a schedule identifying the other agreements omitted and setting forth the material details in which such agreements differ from the agreement that was filed. The registrant acknowledges that the Securities and Exchange Commission may at any time in its discretion require filing of copies of any agreement so omitted.

(3)

The agreement is substantially identical in all material respects to other agreements that are otherwise required to be filed as exhibits, except as to the counterparty. In accordance with instruction no. 2 to Item 601 of Regulation S-K, the registrant has filed a copy of only one of such agreements, with a schedule identifying the other agreements omitted and setting forth the material details in which such agreements differ from the agreement that was filed. The registrant acknowledges that the Securities and Exchange Commission may at any time in its discretion require filing of copies of any agreement so omitted.

(4)	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.
(+)	Indicates management contract or compensatory agreement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts on February 13, 2019.

FLEX PHARMA, INC.

By	/s/ William McVicar
William McVicar
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, William McVicar, Ph.D and John McCabe, and each one of them acting singly, as the person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in the person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, on the dates indicated.

Name and Signature	Title	Date

/s/ William McVicar William McVicar	President, Chief Executive Officer and Member of the Board of Directors (principal executive officer)	February 13, 2019

/s/ John McCabe John McCabe	Chief Financial Officer (principal financial and accounting officer)	February 13, 2019

/s/ Peter Barton Hutt Peter Barton Hutt	Director	February 13, 2019

/s/ Marc Kozin Marc Kozin	Director	February 13, 2019

/s/ Stuart Randle Stuart Randle	Director	February 13, 2019

/s/ Michelle Stacy Michelle Stacy	Director	February 13, 2019

/s/ Roger Tung Roger Tung	Director	February 13, 2019

Appendix A

AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FLEX PHARMA, INC.

The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) of Flex Pharma, Inc. is hereby amended as follows:

1. Article IV.A. of the Amended and Restated Certificate of Incorporation is amended and restated in its entirety as follows:

A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 110,000,000 shares. 100,000,000 shares shall be Common Stock, each having a par value of $0.0001. 10,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, each [●]1 shares of Common Stock issued and outstanding (or held by the Company in treasury) immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Company’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (i) the fraction of one share owned by the stockholder by (ii) the closing price per share of the Common Stock as reported on the Nasdaq Global Market, the Nasdaq Capital Market or other principal market of the Common Stock, as applicable, as of the date of the Effective Time (as such price may be adjusted to give effect to the Reverse Stock Split). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

2. Except as modified hereby, the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

3. This amendment may be memorialized as an amendment to the Amended and Restated Certificate of Incorporation or included in a Second Amended and Restated Certificate of Incorporation.

[1]	The number of shares will be determined by Flex Pharma, Inc.’s board of directors.

A-1

Appendix B

AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FLEX PHARMA, INC.

The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) of Flex Pharma, Inc. is hereby amended as follows:

1. Article I of the Amended and Restated Certificate of Incorporation is amended and restated in its entirety as follows:

The name of this corporation is Salarius Pharmaceuticals, Inc. (the “Company” or the “Corporation”).

2. Except as modified hereby, the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

3. This amendment may be memorialized as an amendment to the Amended and Restated Certificate of Incorporation or included in a Second Amended and Restated Certificate of Incorporation.

B-1

Annex A

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

FLEX PHARMA, INC.,

FALCON ACQUISITION SUB, LLC, and

SALARIUS PHARMACEUTICALS, LLC

Dated as of January 3, 2019

-ii-

-iii-

-iv-

Schedules:

Parent Disclosure Schedule

Company Disclosure Schedule

Schedule A	Persons Executing Company Member Support Agreements
Schedule B	Persons Executing Parent Stockholder Support Agreements
Schedule 1.5	Example Conversion Calculation and Company Waterfall Methodology
Schedule 5.15	Termination of Investor Agreements

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Company Member Support Agreement
Exhibit C	Form of Parent Stockholder Support Agreement
Exhibit D	Surviving Company Certificate of Formation

-v-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 3, 2019 by and among Flex Pharma, Inc., a Delaware corporation (“Parent”), Falcon Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Salarius Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the DLLCA. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B. The Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement and to cause the Merger and the receipt of Parent Common Stock by the Company Members to qualify as an exchange of property for stock that satisfies the requirements of Section 351(a) of the Code and the Treasury Regulations promulgated thereunder.

C. The Parent Board of Directors (i) has determined that the Merger is fair to, and in the best interests of, Parent and the Parent Stockholders, (ii) has adopted and declared advisable this Agreement and approved the Merger, the Parent Stockholder Matters, and other actions contemplated by this Agreement, and (iii) has determined to recommend that the Parent Stockholders vote to approve the Parent Stockholder Matters.

D. The sole member of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole member, (ii) has adopted and declared advisable this Agreement and approved the Merger and the applicable Contemplated Transactions, and (iii) has voted to adopt this Agreement and thereby approve the Merger and the applicable Contemplated Transactions.

E. The Company Board of Managers (i) has determined that the Merger is fair to, and in the best interests of, the Company and the Company Members, (ii) has adopted and declared advisable this Agreement and approved the Company Member Matters and other actions contemplated by this Agreement, and (iii) has determined to recommend that the Company Members vote to adopt this Agreement and approve the Company Member Matters.

F. In order to induce Parent to enter into this Agreement and to cause the Merger to be consummated, the officers and managers of the Company and certain Company Members, in each case, listed on Schedule A hereto are executing concurrently with the execution and delivery of this Agreement support agreements in favor of Parent in the form substantially attached hereto as Exhibit B (the “Company Member Support Agreements”).

G. In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Parent listed on Schedule B hereto are executing support agreements in favor of the Company concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Parent Stockholder Support Agreements”).

H. It is expected that within ten Business Days after the Form S-4 Registration Statement is declared effective by the SEC under the Securities Act, the Company will deliver the Company Member Written Consent.

I. Prior to the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement with the Company, in a form provided or made available by Company to Parent, pursuant to which such Persons have agreed to purchase certain Company Units prior to the execution of this Agreement (the “Subscription Agreements”).

J. The Parties agree to use its commercially reasonable efforts to cooperate in good faith in order for the Company to obtain financing through a private placement, which private placement, if any, will be consummated on or prior to the Closing.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA, at the Effective Time, (a) Merger Sub shall be merged with and into Company, and (b) the separate existence of Merger Sub shall cease and Company will continue its existence under the DLLCA as the surviving company in the Merger (the “Surviving Company”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DLLCA. As a result of the Merger, Company will become a wholly-owned subsidiary of Parent.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6, Article 7 and Article 8, the closing of the Merger (the “Closing”) shall take place at the offices of Pillsbury Winthrop Shaw Pittman LLP, Two Houston Center, 909 Fannin, Suite 2000, Houston, TX 77010, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6, Article 7 and Article 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable requirements of the DLLCA and shall make all other filings or recordings required under the DLLCA. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Governing Documents; Board and Officers. At the Effective Time:

(a) the certificate of formation of the Surviving Company shall be amended and restated in its entirety to read as set forth in Exhibit D until thereafter amended as provided by the DLLCA and such certificate of formation;

(b) the certificate of incorporation of Parent shall be the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Parent shall file one or more amendments to its certificate of incorporation, to the extent approved by the holders of Parent Common Stock as contemplated by Section 5.3 and not previously filed, to (i) change the name of Parent to “Salarius Pharmaceuticals, Inc.”, (ii) effect the Nasdaq Reverse Split, (iii) increase the authorized shares of Parent Common Stock, to the extent requested by Company prior to the filing with the SEC of the Proxy Statement / Prospectus / Information Statement and approved by Parent Stockholders, and (iv) make such other changes as are mutually agreeable to Parent and Company;

(c) the operating agreement of the Surviving Company shall be the operating agreement of Company immediately prior to the Effective Time, until thereafter amended in accordance with the terms of such operating agreement, the certificate of formation of the Surviving Company and the DLLCA;

(d) the bylaws of Parent shall be the bylaws of Parent immediately prior to the Effective Time; provided, however, that effective at the Effective Time, Parent shall amend its bylaws to make such changes as are mutually agreeable to Parent and Company;

(e) the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.13; and

(f) the managers and officers of the Surviving Company, each to hold office in accordance with the certificate of formation and operating agreement of the Surviving Company, shall be the directors and officers of Parent as determined by Section 5.13, after giving effect to the provisions of Section  5.13.

1.5 Conversion.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, Company or any Company Member:

(i) each Company Unit held or owned by Company, any Company Subsidiary, Parent, or Merger Sub, if any, immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each Company Unit outstanding immediately prior to the Effective Time (excluding units to be canceled pursuant to Section 1.5(a)(i)) shall be converted solely into the right to receive a number of shares of Parent Common Stock determined as follows:

(A) each Company Series A Preferred Unit shall be converted into (x) a number of shares of Parent Common Stock equal to $1,089.00 divided by the Parent Stock Per Share Value plus (y) a number of shares of Parent Common Stock equal to the Exchange Ratio;

(B) each Company Common Unit shall be converted into a number of shares of Parent Common Stock equal to the Exchange Ratio; and

(C) each Company Profits Interest Common Unit shall be converted into a number of shares of Parent Common Stock equal to the quotient of (a) the Merger Date Profits Interest Unit Net Value with respect to such Company Profits Interest Common Unit, divided by (b) the Parent Stock Per Share Value;

with the total number of shares of Parent Common Stock due to the holders of Company Units referred to as the “Merger Consideration” and an example of the calculations resulting in such are illustrated in Schedule 1.5. Subject to Section 1.5(c), the total number of shares of Parent Common Stock deliverable under Sections 1.5(a)(ii)(A), (B) and (C) shall equal the number of Company Merger Shares.

(b) If any Company Profits Interest Common Units outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable agreement with Company, then the shares of Parent Common Stock issued in exchange for such Company Profits Interest Common Unit will to the same extent be unvested or subject to the same repurchase option or risk of forfeiture and subject to vesting or lapse of repurchase option on the same basis as applicable to the Company Profits Interest Common Units for which the Parent Common Stock is received in conversion, and the book-entry shares of such Parent Common Stock shall accordingly be marked with appropriate legends. Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such agreement.

(c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Units who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Nasdaq Global Market (or such other Nasdaq market on which the Parent Common Stock then trades) on the date the Merger becomes effective. If shares of Parent Common Stock to be issued in connection with the Merger to a holder of Company Profits Interest Common Units will be treated as unvested or subject to a repurchase option or risk of forfeiture pursuant to Section 1.5(b), then the determination of whether a fractional share of Parent

Common Stock would be issued in connection with the Merger to such holder shall be determined separately for shares of Parent Common Stock to be received which are not subject to the provisions of Section 1.5(b) and the shares attributable to each separate restricted unit award agreement subject to continuing restrictions under Section 1.5(b), and any cash payment (rounded to the nearest whole cent) with respect to a fractional share subject to the provisions of Section 1.5(b) shall be payable by Parent (without interest) at the time of and subject to the restrictions to which such fractional share was subject.

(d) The Merger Sub Units issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable Company Common Unit of the Surviving Company.

(e) If, between the time of calculating the conversion in accordance with Section 1.5(a)(ii) and the Effective Time, the outstanding Company Units or Parent Common Stock have been changed into, or exchanged for, a different number of shares, units or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the conversions in accordance with Section 1.5(a)(ii)), combination or exchange of shares or units, the conversions calculated in accordance with Section 1.5(a)(ii) shall be correspondingly adjusted to provide the holders of Company Units the same economic effect as contemplated by this Agreement prior to such event.

1.6 Calculation of Parent Net Cash.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is 10 calendar days prior to the anticipated date for Closing, as agreed upon by Parent and the Company at least 10 calendar days prior to the Parent Stockholders’ Meeting (the “Anticipated Closing Date”). On or prior to the Determination Date, Parent shall provide the Company with a list that sets forth, as of the Determination Date, a good faith estimate of the amount of each known Liability of Parent that is individually in excess of $10,000 or in excess of $25,000 in the aggregate, which had not previously been disclosed to the Company in the Parent Disclosure Schedule. Within five calendar days following the Determination Date, Parent shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Parent Net Cash as of the Anticipated Closing Date (using an estimate of Parent’s accounts payable and accrued expenses, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the definition of Parent Net Cash and, to the extent not inconsistent with the definition of Parent Net Cash, the manner in which such items were determined for Parent’s most recent SEC filings) (the “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Parent’s CFO (or if there is no CFO, the principal accounting officer for Parent). Parent shall make the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by the Company, available to the Company and, if requested by the Company, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three calendar days after Parent delivers the Net Cash Schedule (the “Response Date”), the Company will have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, (i) the Company notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) the Company fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(e) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash at the Anticipated Closing Date pursuant to Section 1.6(d) within three calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm of Parent Net Cash shall be limited to the disagreements submitted to the Accounting Firm and must be within the range of values assigned to each item by Parent and the Company. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash (and for the avoidance of doubt the fees and expenses to be paid by Parent shall reduce the Parent Net Cash). For example, if Company assigned a value to Parent Net Cash of $3,400,000 and Parent assigned a value to Parent Net Cash of $3,500,000, and if the Accounting Firm determined that Parent Net Cash was $3,480,000 (i.e., allocating 80% of the $100,000 in dispute to Parent and 20% of the $100,000 in dispute to Company), then 80% of the fees and expenses of the Accounting Firm would be allocated to Company and 20% of such fees and expenses would be allocated to Parent. If this Section 1.6(e) applies as to the determination of the Parent Net Cash at the Anticipated Closing Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Parent Net Cash if the Closing Date is more than 10 Business Days after the Anticipated Closing Date.

1.7 Closing of Company’s Transfer Books. At the Effective Time: (a) all Company Units outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of Company Units that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Members; and (b) the membership transfer books of Company shall be closed with respect to all Company Units outstanding immediately prior to the Effective Time. No further transfer of any Company Units shall be made after the Effective Time.

1.8 Exchange Mechanics.

(a) On or prior to the Closing Date, Parent and Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent (i) the aggregate number of book-entry shares of Parent Common Stock representing the Merger Consideration issuable to Company Members pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The book-entry shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Company Units immediately prior to the Effective Time, as set forth on the Allocation Certificate: (i) a letter of transmittal in customary form; and (ii) instructions for effecting the surrender of a valid certificate previously representing any Company Units outstanding immediately prior to the Effective Time, to the extent in their possession, in exchange for book-entry shares of Parent Common Stock.

Upon delivery of a duly executed letter of transmittal to the Exchange Agent, surrender of certificates representing Company Units to the Exchange Agent, if any, together with such other documents as may be reasonably required by the Exchange Agent: (A) such Company Member shall be entitled to receive in exchange therefor one or more book-entry shares representing the portion of the Merger Consideration in a number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) upon delivery of such consideration to the applicable holder in accordance with Section 1.5, any certificates previously representing the Company Units of such Company Member shall be cancelled and extinguished. If any certificate previously representing any Company Units has been lost, stolen or destroyed, Parent may, in its reasonable discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed certificate to provide an applicable affidavit with respect to such certificate and, at Parent’s discretion, may also require such owner to post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed certificate or any Parent Common Stock issued in exchange thereof as Parent may reasonably request.

(c) Any portion of the Exchange Fund that remains undistributed to Company Members six months after the Closing Date shall be delivered to Parent upon demand, and any Company Members shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(d) Each of the Exchange Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any Company Member such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e) No Party shall be liable to any Company Member or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Company, then the officers and managers of the Surviving Company shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Company, in the name of Merger Sub and otherwise) to take such action.

1.10 Tax Consequences of the Merger. For federal income Tax purposes, the Merger, including the deemed contribution by the Company Members of their membership interests in the Company and the receipt by the Company Members of Parent Common Stock, is intended to constitute an exchange of property for stock that satisfies the requirements of Section 351(a) of the Code and the Treasury Regulations promulgated thereunder. The Parties will cooperate to achieve the intended tax treatment and will not take any tax reporting position inconsistent with such treatment.

1.11 Certificates.

(a) Parent will prepare and deliver to Company, at least two Business Days prior to the Closing Date, a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to Company, which sets forth a true and complete list, as of immediately prior to the Effective Time, of the number of Parent Outstanding Shares and each component thereof (broken down by outstanding shares of Parent Common Stock, Parent Options, and other relevant securities) (“Parent Outstanding Shares Certificate”).

(b) Company will prepare and deliver to Parent, at least two Business Days prior to the Closing Date, a certificate signed by the Chief Financial Officer of Company in a form reasonably acceptable to Parent, which sets forth a true and complete list, as of immediately prior to the Effective Time (giving effect to the closing of the financing contemplated by the Subscription Agreements) of: (a) the number and the record holders of Company Units, and (b) the portion of the Merger Consideration each such holder is entitled to receive pursuant to Section 1.5 (the “Allocation Certificate”).

1.12 Warrants to be issued to Parent Stockholders. At or prior to the Closing, Parent shall pay a dividend of, or distribute, to Parent Stockholders of record as of a date and time determined by Parent Board of Directors (provided that such date is on or prior to the Effective Time) one right (each, a “Right” and collectively the “Rights”) per share of Parent Common Stock (“Warrant Distribution”). Each Right shall entitle the holder thereof to receive a warrant to purchase shares of Parent Common Stock (each a “Warrant” and collectively the “Warrants”) six months and one day following the Closing Date (the “Issuance Date”). Each Right shall be evidenced by the certificate for the associated share of Parent Common Stock registered in the name of the holder of such share of Parent Common Stock (which certificate for Parent Common Stock shall be deemed also to be a certificate for the associated Right) and not by separate certificates, except that the Rights associated with any uncertificated shares of Parent Common Stock shall be evidenced by the registration of shares of Parent Common Stock in the Parent’s share register in the respective names of the holders thereof (which registration shall also be deemed to be registration of ownership of the associated Rights). The Rights (and the right to receive certificates therefor) shall be transferable only in connection with the transfer of the associated shares of Parent Common Stock, and the transfer of such shares of Parent Common Stock shall constitute the transfer of the associated Rights. The Warrants shall contain customary terms and conditions, provided that the Warrants:

(a) shall have an exercise price per share of Parent Common Stock (“Warrant Exercise Price”) equal to the fair market value of a share of Parent Common Stock on the Closing Date (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Parent Common Stock), which fair market value shall be deemed to be the closing price of Parent Common Stock on the Closing Date (if the Closing Date is a trading day) or the trading day immediately preceding the Closing Date (if the Closing Date is not a trading day);

(b) shall be immediately exercisable;

(c) shall be exercisable for five years following the Issuance Date;

(d) shall, at the discretion of Parent, be deemed exercised on a cashless basis at the closing of an issuance and sale of Parent Common Stock in an equity financing with gross proceeds of at least $10,000,000 (the “Qualified Financing”), upon the closing of which, the holders of Warrants shall be entitled to receive a number of shares of Parent Common Stock equal to the greater of:

(i) 120% * WAV / VWAP

(ii) 110% * [VWAP – WEP] * WS / VWAP

(e) shall be exercisable, in the aggregate, with respect to that number of shares of Parent Common Stock (the “Warrant Shares”) equal to (i) the Warrant Aggregate Value divided by (ii) the value (determined using the Black-Scholes-Merton option pricing formula assuming a volatility of 75% and a risk-free rate equal to the 5-year US treasury rate in effect on the date used for determining the exercise price of the Warrants) of a warrant to purchase a share of Parent Common Stock on the date used for determining the exercise price of the Warrants (such value subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Parent Common Stock), provided that the number of shares of Parent Common Stock subject to such Warrants shall not be less than zero.

The “Warrant Aggregate Value” shall be determined in accordance with the following formula.

WAV = [PTV + PNC – PTNC] – [PAP * [CTV + CSA—CTSA] / CAP]

For purposes of the foregoing formulae, the following definitions shall apply:

(i) WAV shall mean the Warrant Aggregate Value.

(ii) PTV shall mean Parent’s target valuation of $10,500,000, which valuation assumes that Parent will have Parent Net Cash equal to the Parent Target Net Cash at the Closing.

(iii) PNC shall mean Parent Net Cash at the Anticipated Closing Date (as determined pursuant to Section 1.6).

(iv) PTNC shall mean $3,300,000 (“Parent Target Net Cash”), which is Parent’s target net cash at the Anticipated Closing Date.

(v) PAP shall mean Parent Allocation Percentage.

(vi) CTV shall mean Company Merger Date Equity Value.

(vii) CSA shall mean the actual value of Company Series A Preferred Units that the Company has issued and sold pursuant to the Subscription Agreements, determined at the Anticipated Closing Date.

(viii) CTSA shall mean $7,000,000, which is the target value of Company Series A Preferred Units for the Company to issue and sell pursuant to the Subscription Agreements.

(ix) CAP shall mean Company Allocation Percentage.

(x) VWAP shall mean the volume weighted average price of Parent Common Stock during the 10 consecutive trading days ending on (and including) the trading day immediately preceding the date of any deemed exercised of the Warrants on a cashless basis.

(xi) WEP shall mean Warrant Exercise Price.

(xii) WS shall mean Warrant Shares.

1.13 Tax Consequences of the Warrant Distribution. For federal income Tax purposes, the Warrant Distribution is intended to constitute a distribution of stock under Section 305(a) of the Code (and not under Section 305(b) of the Code) and the Treasury Regulations promulgated thereunder. The Parties will cooperate to achieve the intended tax treatment and will not take any tax reporting position inconsistent with such treatment.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Company represents and warrants to Parent and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Company to Parent on the date of this Agreement (the “Company Disclosure Schedule”) (it being understood that the representations and warranties in this Article 2 are qualified by: (a) any exceptions or disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular section or subsection in this Article 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Company Disclosure Schedule by reference to another section or subsection of the Company Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1 Subsidiaries; Due Organization; Organizational Documents.

(a) Section 2.1(a) of the Company Disclosure Schedule identifies each Subsidiary of Company (the “Company Subsidiaries”). Neither Company nor any Company Subsidiary owns any capital stock of, or any equity interest of any nature in, any other Entity. Company has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Company and the Company Subsidiaries is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Contracts.

(c) Each of Company and the Company Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute a Company Material Adverse Effect.

(d) Each director and officer of Company as of the date of this Agreement is set forth in Section 2.1(d) of the Company Disclosure Schedule.

(e) Company has delivered or made available to Parent accurate and complete copies of the certificate of formation, operating agreement and other charter and organizational documents, including all currently effective amendments thereto, for Company and each Company Subsidiary. Neither Company nor any Company Subsidiary is in violation of any provisions of its certificate of formation, operating agreement or the equivalent organizational documents.

2.2 Authority; Vote Required.

(a) Company has all necessary limited liability company power and authority to enter into and to perform its obligations under this Agreement. The Company Board of Managers has: (i) determined that the Merger is fair to, and in the best interests of Company and Company Members; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the applicable Contemplated Transactions; (iii) recommended the approval of the Company Member Matters by the Company Members and directed that the Company Member Matters be submitted for consideration by Company Members in connection with the solicitation of the Required Company Member Vote; and (iv) approved the Company Member Support Agreements and the transactions contemplated thereby. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The affirmative vote of the holders of a majority of Company Common Units, Company Profits Interest Common Units and Company Series A Preferred Units, voting together as a single class, in each case, as outstanding on the record date for the written consent in lieu of a meeting pursuant to Section 18-302(d) of the DLLCA approving the Company Member Matters, in a form reasonably acceptable to Parent (each, a “Company Member Written Consent” and collectively, the “Company Member Written Consents”) and entitled to vote thereon (collectively, the “Required Company Member Vote”), is the only vote of the Company Members necessary to approve the Company Member Matters. The Company Units covered by the Company Member Support Agreements are sufficient to obtain the Required Company Member Vote.

2.3 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the certificate of formation or operating agreement of Company or the equivalent organizational documents of any of its Subsidiaries; (ii) subject to obtaining the Required Company Member Vote and compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any Legal Requirement applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for any such conflicts or violations that would not constitute a Company Material Adverse Effect; or (iii) require Company or any of its Subsidiaries to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s or any Company Subsidiary’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any Company Material Contract.

(b) No material Consent or order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the applicable Contemplated Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, (ii) any required filings under the HSR Act and any foreign antitrust Legal Requirement and (iii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

2.4 Capitalization.

(a) The authorized membership units of Company as of the date of this Agreement consists of: (i) 24,000 common units (the “Company Common Units”), of which 3,434.10 units are issued and outstanding as of the date of this Agreement; (ii) 10,000 profits interest common units (the “Company Profits Interest Common Units”), of which 7,432.25 are issued and outstanding as of the date of this Agreement; and (iii) 10,000 Series A Units (the “Company Series A Preferred Units”), of which 7,447 units are issued and outstanding as of the date of this Agreement. Company does not hold any Company Units in treasury. All of the outstanding Company Units have been duly authorized and validly issued, and are fully paid and nonassessable. Section 2.4(a) of the Company Disclosure Schedule lists, as of the date of this Agreement each record holder of issued and outstanding Company Units and the number and type of Company Units held by such holder. Section 1.5(a)(ii) sets forth a true and correct determination of the number of shares of Parent Common Stock into which each Company Common Unit, each Company Profits Interest Common Unit and each Company Series A Preferred Unit is convertible pursuant to the Merger.

(b) Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

(c) There is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any units or other securities of Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any units or other securities of Company or any of its Subsidiaries; (iii) rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any units or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any units or other securities of Company or any of its Subsidiaries. There are no outstanding or authorized unit appreciation, phantom unit, profit participation, equity-based or other similar rights with respect to Company or any of its Subsidiaries.

(d) (i) None of the outstanding Company Units are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Company Units are subject to any right of first refusal in favor of Company or any other Person; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Company or its Subsidiaries having a right to vote on any matters on which the Company Members have a right to vote; and (iv) other than the Company Member Support Agreements and the lock-up agreements referred to therein, there is no Company Contract to which Company or its Subsidiaries are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Units. Neither Company nor any of its Subsidiaries is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Units or other securities.

(e) All outstanding Company Units have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

2.5 Financial Statements.

(a) Section 2.5(a) of the Company Disclosure Schedule includes true and complete copies of (i) Company’s unaudited consolidated balance sheets at December 31, 2016 and December 31, 2017, (ii) the Company Unaudited Interim Balance Sheet, (iii) Company’s unaudited consolidated statements of income, cash flow and members’ equity for the years ended December 31, 2016 and December 31, 2017, and (iv) Company’s unaudited statements of income, cash flow and members’ equity for the nine months ended September 30, 2018 (collectively, the “Company Unaudited Financials”). The Company Unaudited Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Unaudited Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present the financial condition and operating results of Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) The following financial statements are true and complete as of the date on which Company provides them to Parent and as of the Closing: (i) Company’s audited consolidated balance sheets at December 31, 2016 and December 31, 2017, (ii) the Company’s unaudited interim balance sheet as of September 30, 2018, (iii) Company’s audited consolidated statements of income, cash flow and members’ equity for the years ended December 31, 2016 and December 31, 2017, and (iv) Company’s unaudited statements of income, cash flow and members’ equity for the nine months ended September 30, 2018 (collectively, the “Company Audited and Interim Financials”). The Company Audited and Interim Financials (A) were prepared in accordance with GAAP (except as may be indicated in the footnotes to such Company Audited and Interim Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present the financial condition and operating results of Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(c) Each of Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

2.6 Absence of Changes. Since September 30, 2018 through the date of this Agreement, each of Company and its Subsidiaries has conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had a Company Material Adverse Effect or (b) or any action, event or occurrence that would have required consent of Parent pursuant to Section 4.3(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7 Title to Assets. Each of Company and the Company Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Company or any Company Subsidiary; and (iii) liens listed in Section 2.7 of the Company Disclosure Schedule.

2.8 Real Property; Leaseholds. Neither Company nor any Company Subsidiary currently owns or has ever owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) identified in Section 2.8 of the Company Disclosure Schedule (the “Company Leases”), which are each in full force and effective, with no existing material default thereunder.

2.9 Intellectual Property.

(a) Company, directly or through a Company Subsidiary, owns, or has the right to use, and has the right to bring actions for the infringement of, all Company IP Rights, except for any failures to own or have the right to use, or have the right to bring actions that would not constitute a Company Material Adverse Effect.

(b) Section 2.9(b) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP owned by the Company or any Company Subsidiary.

(c) Section 2.9(c) of the Company Disclosure Schedule accurately identifies (i) all Company IP Rights licensed to Company or any Company Subsidiary (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Company’s or any Company Subsidiary’s products or services and (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials); (ii) the corresponding Company Contracts pursuant to which such Company IP Rights are licensed to Company or any Company Subsidiary; (iii) whether the license or licenses granted to Company or any Company Subsidiary are exclusive or non-exclusive; and (iv) whether any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Company IP Rights.

(d) Section 2.9(d) of the Company Disclosure Schedule accurately identifies each material Company Contract pursuant to which any Person (other than Company or any Company Subsidiary) has been granted any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights. Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Company or any Company Subsidiary to use, exploit, assert or enforce any Company IP Rights anywhere in the world, in each case as would materially limit the business of Company as currently conducted or planned to be conducted.

(e) Company or one of its Subsidiaries solely owns all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively or non-exclusively licensed to Company or one of its Subsidiaries, as identified in Section 2.9(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Company’s or any Company Subsidiary’s products or services, and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials) free and clear of any Encumbrances. Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of all Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body, except for any such failure, individually or collectively, that would not constitute a Company Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of Company or any Company Subsidiary and who is or was involved in the creation or development of any Company IP Rights has signed a valid, enforceable agreement containing an assignment of Intellectual Property to Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Company and its Subsidiaries. To the Company’s Knowledge, no current or former member, officer, director, employee or contractor of Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights. No employee or contractor of Company or any or any Company

Subsidiary is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Company or such Subsidiary or (b) in breach of any Contract with any current or former employer or other Person concerning Company IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights.

(iii) No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which Company or any of its Subsidiaries has an ownership interest.

(iv) Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Company or such Subsidiary holds, or purports to hold, as a trade secret.

(v) Neither Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(vi) To the Company’s Knowledge, the Company IP Rights constitute all Intellectual Property necessary for Company and its Subsidiaries to conduct its business as currently conducted or planned to be conducted.

(f) The manufacture, marketing, license, sale or intended use of any product or technology currently approved or sold or under development by Company or any of its Subsidiaries (i) does not violate or constitute a breach of any license or agreement between Company or its Subsidiaries and any third party, and, (ii) does not infringe or misappropriate any Intellectual Property right of any other party. Company has disclosed in correspondence to Parent the third-party patents and patent applications found during all freedom to operate searches that were conducted by Company or its Subsidiaries related to any product or technology currently licensed or sold or under development by Company or its Subsidiaries. To the Knowledge of Company and its Subsidiaries, no third party is infringing upon or misappropriating, or violating any license or agreement with Company or its Subsidiaries relating to, any Company IP Rights. There is no current or pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Company IP Rights, nor has Company or any of its Subsidiaries received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under development by Company or any of its Subsidiaries conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(g) Each item of Company IP Rights that is Company Registered IP that is owned by the Company or any Company Subsidiary is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not constitute a Company Material Adverse Effect.

(h) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Company or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Company or any of its Subsidiaries in accordance with GAAP.

2.10 Material Contracts.

(a) Section 2.10(a) of the Company Disclosure Schedule lists the following Company Contracts, effective as of the date of this Agreement (each, an “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Company Contract requiring payments by the Company after the date of this Agreement in excess of $25,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Company or its Subsidiaries on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Company’s, Company’s Subsidiaries’ or such successor’s ability to terminate employees at will;

(iii) each Company Contract relating to any agreement or plan, including any unit option plan, unit appreciation right plan or unit purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Company Contract containing (A) any covenant materially limiting the freedom of Company, its Subsidiaries or the Surviving Company to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any material exclusivity provision, or (D) any material non-solicitation provision;

(vi) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $25,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $25,000 or creating any material Encumbrances with respect to any assets of Company or any Company Subsidiary or any loans or debt obligations with officers or directors of Company;

(ix) each Company Contract relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any development activities of Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Company or any Contract to sell, distribute or commercialize any products or service of Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(x) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Company in connection with the Contemplated Transactions;

(xi) each Company IP Rights Agreement other than those that are immaterial;

(xii) each Company Lease; or

(xiii) any other Company Contract that is not terminable at will (with no penalty or payment) by Company and (A) which involves payment or receipt by Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of Company and its Subsidiaries.

(b) Company has delivered or made available to Parent accurate and complete (except for applicable redactions thereto) copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither Company nor any of its Subsidiaries has, nor to Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek material damages. As to Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The consummation of the Contemplated Transactions shall not result in any material payment or payments becoming due from Company, any Company Subsidiary, the Surviving Company or Parent to any Person under any Company Contract or give any Person the right to terminate or alter the provisions of any Company Contract. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.11 Undisclosed Liabilities. As of the date of this Agreement, neither Company nor any Company Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, or unmatured, required to be reflected in the financial statements in accordance with GAAP (each a “Liability”), except for: (a) Liabilities identified as such in the “liabilities” column of the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and that are not in excess of $100,000 in the aggregate; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Company or any Company Subsidiary under Company Contracts, including the reasonably expected performance of such Company Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (f) Liabilities listed in Section 2.11 of the Company Disclosure Schedule.

2.12 Compliance; Permits; Restrictions.

(a) Company and each Company Subsidiary are, and since January 1, 2013 have been, in material compliance with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary. There is no Contract, judgment, injunction, order or decree binding upon Company or any Company Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any Company Subsidiary, any acquisition of material property by Company or any Company Subsidiary or the conduct of business by Company or any Company Subsidiary as currently conducted, (ii) would reasonably be expected to have an adverse effect on Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Company and the Company Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Company (the “Company Permits”) as currently conducted. Section 2.12(b) of the Company Disclosure Schedule identifies each Company Permit. As of the date of this

Agreement, each of Company and each Company Subsidiary is in material compliance with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each material Company Permit will be available to the Surviving Company immediately after the Effective Time on terms substantially identical to those enjoyed by Company and its Subsidiaries immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”), and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancelation, termination or material modification of any Company Regulatory Permit. The Company has made available to the Parent all information requested by the Parent in the Company’s or its Subsidiaries’ possession or control relating to the Company Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Company Product Candidates, including complete copies of the following (to the extent there are any), which have been requested by Parent: adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries or in which the Company or its Subsidiaries or their respective services, products or product candidates, including the Company Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither the Company nor any of its Subsidiaries has received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated.

(f) Neither the Company nor any of its Subsidiaries is the subject of any pending, or to the Knowledge of the Company or its Subsidiaries, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or the Company Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or to the Knowledge of the Company, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Company’s Knowledge, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.

2.13 Tax Matters.

(a) Company and each Company Subsidiary have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Company nor any Company Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return, other than any extension obtained in the Ordinary Course of Business. During the past five years, no written claim has ever been made by an authority in a jurisdiction where Company or any Company Subsidiary does not file Tax Returns that such company is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Company or any Company Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Company and any Company Subsidiary have been reserved for on the Company Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Company Unaudited Interim Balance Sheet, neither Company nor any Company Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Company and each Company Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, member or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Company’s Unaudited Interim Balance Sheet) upon any of the assets of Company or any Company Subsidiary.

(e) No material deficiencies for Taxes with respect to Company or any Company Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Company or any Company Subsidiary. No issues relating to Taxes of Company or any Company Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Company has delivered or made available to Parent complete and accurate copies of all federal income Tax and all other material Tax Returns of Company and each Company Subsidiary (and predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Company and each Company Subsidiary (and predecessors of each), with respect to federal income Tax and all other material Taxes. Neither Company nor any Company Subsidiary (or any of their predecessors) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Company or any Company Subsidiary as of the date hereof are set forth in Section 2.13(f) of the Company Disclosure Schedule. Neither Company nor any Company Subsidiary (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iii) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iv) has made or will make a consent dividend election under Section 565 of the Code; (v) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vi) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Neither Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither Company nor any Company Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither Company nor any Company Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Company) for federal, state, local or foreign Tax purposes. Neither Company nor any Company Subsidiary has any Liability for the Taxes of any Person (other than Company and any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) During the past two years, neither Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Neither Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(l) Neither Company nor any Company Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Company, other arrangement or contract which is treated as a partnership for Tax purposes.

(m) Neither Company nor any Company Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2).

(n) Neither Company nor any Company Subsidiary (i) has any Tax liability under Section 965 of the Code, or (ii) has made an election under Section 965(h) of the Code.

(o) Neither Company nor any Company Subsidiary has taken any action, or has any knowledge of any fact or circumstance, that would reasonably be expected to prevent the Merger and the receipt of Parent Common Stock by the Company Members from qualifying as an exchange of property for stock, satisfying the requirements of Section 351(a) of the Code.

2.14 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Company and Company Subsidiary employees is terminable by Company or the applicable Company Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law).

(b) Neither Company nor any Company Subsidiary is a party to or bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Company, seeking to represent any employees of Company or any Company Subsidiary.

(c) There has never been, nor, to the Knowledge of Company has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity or any similar activity or dispute, affecting Company or any Company Subsidiary.

(d) Neither Company nor any Company Subsidiary is or has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(e) Section 2.14(e) of the Company Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Company or any Company Subsidiary or any Company Affiliate or which is maintained by, administered or contributed to by, or required to be contributed to by, Company, any Company Subsidiary or any Company Affiliate, or under which Company or any Company Subsidiary or any Company Affiliate has any current or would reasonably be expected to incur liability after the date hereof (each, an “Company Employee Plan”).

(f) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(g) Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including the Code and ERISA. Company and each Company Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Neither Company nor any Company Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by Company or any Company Affiliate to any Company Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business). No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Company, is threatened against or with respect to any Company Employee Plan, including any audit or inquiry by the IRS, the United States Department of Labor or other Governmental Body.

(h) Neither Company nor any Company Subsidiary has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Company nor any Company Subsidiary has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and neither Company nor any Company Subsidiary has been assessed any civil penalty under Section 502(l) of ERISA.

(i) No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Company nor any Company Subsidiary or Company Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither Company nor any Company Subsidiary or Company Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(j) No Company Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Company Employee Plan qualified under Section 401(a) of the Code. Neither Company nor any Company Subsidiary sponsors or maintains any self-funded employee benefit plan. No Company Employee Plan is subject to any Legal Requirement of a foreign jurisdiction outside of the United States.

(k) Neither Company nor any Company Subsidiary is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code as a result of the Contemplated Transactions and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(l) To the Knowledge of Company, no payment pursuant to any Company Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) from Company, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(m) No equity-based awards issued or granted by Company are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and guidance thereunder) maintained by or under which Company makes, is obligated to make or promises to make, payments (each a “Company 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Company 409A Plan is, or to the Knowledge of Company will be, subject to the penalties of Code Section 409A(a)(1).

(n) Company and each of its Subsidiaries has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Company and each of its Subsidiaries has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither Company nor any of its Subsidiaries has any material unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension. Company and each Company Affiliate is in compliance in all material respects with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations thereunder (together, the “ACA”), including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. No excise tax or penalty under the ACA, including Sections 4980D and 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Employee Plan. Neither Company nor any Company Affiliate has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to the ACA, or any state or local Legal Requirement governing health care coverage or benefits that would reasonably be expected to result in any material liability to Company. Company and each Company Affiliate has maintained all records necessary to demonstrate its compliance with the ACA.

(o) Company and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Company, threatened or reasonably anticipated against Company or any of its Subsidiaries relating to any employee, employment agreement, independent contractor, independent contractor agreement or Company Employee Plan. There are no pending or, to the Knowledge of Company, threatened or reasonably anticipated claims or actions against Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither Company nor any Subsidiary thereof is party to a conciliation agreement, consent decree or other agreement or order with any federal, state or local agency or governmental authority with respect to employment practices.

(p) No current or former independent contractor of Company or any of its Subsidiaries would reasonably be deemed to be a misclassified employee. Neither Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer or (C) any employee currently or formerly classified as exempt from overtime wages. Neither Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Company or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(q) None of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Company, (ii) materially increase or otherwise enhance any benefits otherwise payable by Company, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Company or (v) result in the forgiveness in whole or in part of any outstanding loans made by Company to any Person.

(r) With respect to each Company Employee Plan, Company has made available to Parent a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Company, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.

2.15 Environmental Matters. Company and each Company Subsidiary is in material compliance with all applicable Environmental Laws, which compliance includes the possession by Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof. Neither Company nor any of its Subsidiaries has received since January 1, 2013 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Company is not in compliance with any Environmental Law, and, to the Knowledge of Company, there are no circumstances that may prevent or interfere with Company’s compliance with any Environmental Law in the future. To the Knowledge of Company, no current or prior owner of any property leased or controlled by Company or any of its Subsidiaries has received since

January 1, 2013 any written notice or other communication relating to property owned or leased at any time by Company or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Company or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property. Neither Company nor any of its Subsidiaries has any material liability under any Environmental Law.

2.16 Insurance.

(a) Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Company and each Company Subsidiary, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Company and each Company Subsidiary are in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since January 1, 2013, neither Company nor any Company Subsidiary has received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Company or any Company Subsidiary. Information provided to insurance carriers (in applications and otherwise) on behalf of Company and each Company Subsidiary is accurate and complete. Company and each Company Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Company or any Company Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Company or any Company Subsidiary of its intent to do so.

(b) Company has delivered to Parent accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Company and each Company Subsidiary as of the date of this Agreement (the “Existing Company D&O Policies”). Section 2.16(b) of the Company Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Company and each Company Subsidiary with respect to the Existing Company D&O Policies. All premiums for the Existing Company D&O Policies have been paid as of the date hereof.

2.17 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to the Knowledge of Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Company or any of its Subsidiaries, or to the Knowledge of Company, any director or officer of Company (in his or her capacity as such) or any of the material assets owned or used by Company or its Subsidiaries; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Company’s Knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which Company or any Company Subsidiary, or any of the material assets owned or used by Company or any Company Subsidiary, is subject. To the Company’s Knowledge, no officer of Company or any Company Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer of Company from engaging in or continuing any conduct, activity or practice relating to the business of Company or any Company Subsidiary or to any material assets owned or used by Company or any Company Subsidiary.

2.18 Appraisal Rights. There are no appraisal rights or similar rights available to Company Members with respect to Company Units or other interests in Company.

2.19 No Financial Advisor. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Company or any of its Subsidiaries.

2.20 Subscription Agreements. The Subscription Agreements have not been amended or modified in any manner. Neither Company, any Company Subsidiary nor, to the Company’s Knowledge, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the financing contemplated by the Subscription Agreements other than as set forth in the Subscription Agreements. The respective obligations and agreements contained in the Subscription Agreements have not been withdrawn or rescinded in any respect. Each Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Company and, to the Knowledge of Company, of each other party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Company or, to the Knowledge of Company, any other party thereto, under any Subscription Agreement. To the Knowledge of Company, no party thereto will be unable to satisfy on a timely basis any term of a Subscription Agreement. There are no conditions precedent related to the consummation of the financing contemplated by the Subscription Agreements other than the satisfaction or waiver of the conditions expressly set forth in the Subscription Agreements.

2.21 Disclosure. The information supplied by Company and each Company Subsidiary for inclusion in the Proxy Statement / Prospectus / Information Statement (including any Company Audited and Interim Financials) will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as of the date such information is first mailed to Parent Stockholders, (i) contain any untrue statement of any material fact or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

2.22 Accounts Receivable; Deposits. All existing accounts receivable of Company and Company Subsidiaries (including those accounts receivable reflected on the Company Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Company Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Company or Company Subsidiaries arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and collectible in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Company Unaudited Interim Balance Sheet. All deposits of Company and Company Subsidiaries (including those set forth on the Company Unaudited Interim Balance Sheet) are fully refundable to Company or Company Subsidiaries.

2.23 Privacy; Data Protection.

(a) There has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting Company’s or any Company Subsidiary’s Business Systems that has caused or would reasonably be expected to cause any (i) material loss, destruction, damage or harm of or to Company or any Company Subsidiary or their operations, personnel, property or other assets or (ii) material liability of any kind to Company or any Company Subsidiary, including any such breach or incident that requires notice to any third party. Company and each Company Subsidiary has taken reasonable actions, consistent with applicable industry practices, including implementation and maintenance of administrative, physical and technical controls, to protect the integrity and security of its Business Systems and the data and other information stored thereon.

(b) Company and each Company Subsidiary is and has been in compliance with all Data Security Requirements. No Person (including any Governmental Body) has commenced any Legal Proceeding relating to Company’s or any Company Subsidiary’s information privacy or data security practices, including with respect to the collection, use, transfer, sharing, storage, or disposal of personal information maintained by or on behalf of Company or any Company Subsidiary, or, to the Knowledge of Company, threatened any such Legal Proceeding, or made any complaint, investigation, or inquiry relating to such practices.

2.24 Anti-Bribery; Anti-Corruption. Neither Company, any Company Subsidiary nor any of their respective Representatives, nor any other Person acting for or on behalf of, or any Person associated with, Company or any Company Subsidiary has, directly or indirectly, in furtherance of or in connection with the business of Company or any Company Subsidiary (i) offered, promised or given any financial or other advantage or inducement to any Person with the intention of influencing (A) any representative of any foreign, federal, state, provincial, local or other Governmental Body in the performance of his or her public functions or (B) any other Person (whether or not such Person is the recipient of the advantage or inducement) to perform his, her or its function improperly, or where the acceptance of such advantage or inducement would itself be improper, (ii) requested, agreed to receive or accepted any financial or other advantage or inducement where such request, agreement to receive or acceptance would be improper or likely to influence such Person in the performance of his, her or its role, (iii) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee or (v) otherwise taken any action that would constitute a violation of any Anti-Corruption Laws. For purposes of this Section 2.23, the phrase “associated with” a Person has the meaning given to it within the U.K. Bribery Act. Since December 31, 2012, neither Company nor any Company Subsidiary, nor to the Knowledge of the Company any Representative of, or other person associated with, Company or any Company Subsidiary, is or has received any notice, inquiry, or internal or external allegation of any actual or potential violation or wrongdoing related to Anti-Corruption Laws; made any voluntary or involuntary disclosure to a governmental, administrative, or regulatory body of any actual or potential violation or wrongdoing related to Anti-Corruption Laws; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws, and to the Knowledge of Company no event has occurred or circumstance exists that is likely to give rise to any such investigation or action by any governmental, administrative or regulatory body regarding any offence or alleged offence under any Anti-Corruption Laws. Neither Company nor any Company Subsidiary is ineligible to be awarded any contract or business under subpart 9.4 of the U.S. Federal Acquisition Regulation 2005, any Legal Requirement enacted pursuant to Article 45 of the Public Sector Procurement Directive (Directive 2014/24/EU) or any similar Legal Requirement governing eligibility for public procurement contracts in any jurisdiction. Company and each Company Subsidiary have implemented and maintain in effect written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of Legal Requirements. A true, correct and complete copy of the Anti-Corruption Laws policies and procedures adopted by Company and each Company Subsidiary has been furnished to Parent.

2.25 Accredited Investors. Company has taken reasonable steps to determine whether each Company Member is an accredited investor (as such term is defined in Rule 501(a) under the Securities Act). Each Company Member is an accredited investor other than no more than 20 employee Company Members who are not accredited investors.

2.26 Regulation M; No Trading in Parent Common Stock or Derivatives. The Company and each affiliated purchaser (as such term is defined in Regulation M under the Exchange Act) of the Company have complied with Regulation M under the Exchange Act. Neither Company, any Company Subsidiary nor any of their Representatives (to the extent acting on their behalf) have purchased, offered to purchase, contracted to purchase, sold, offered to sell, contracted to sell, sold short, pledged or otherwise disposed of any Parent Common Stock or derivative securities with respect to Parent Common Stock, or entered into a transaction that would have the same or a similar effect, during the 90-day period prior to and ending on the date of this Agreement.

2.27 Transactions with Affiliates. There are no obligations of Company or any Company Subsidiary to, or Company Contracts with, current or former Company Affiliates, officers, directors, members or employees of Company or any Company Subsidiary, or their respective Affiliates or family members, other than (a) for payment of ordinary course salaries and bonuses for services rendered to Company or a Company Subsidiary, (b) reimbursement of customary and reasonable expenses incurred on behalf of Company or a Company Subsidiary and (c) benefits due under a Company Employee Plan and ordinary course fringe benefits. No director, officer or, to the Knowledge of Company, employee of Company or any Company Subsidiary or, to the Knowledge of Company, any Company Member has a financial or other interest in any Company Material Contract. Neither Company nor any Company Subsidiary, nor any of their respective Affiliates, directors, officers or employees (i) possess, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Entity that is a material supplier, contractor lessor, lessee or competitor of Company or any Company Subsidiary or (ii) has any material claim or cause of action against Company or any Company Subsidiary.

2.28 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 2, neither Company nor any Person on behalf of Company has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Company or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b) Except for the representations and warranties of Parent and Merger Sub set forth in Article 3, neither Company nor its Representatives is relying on any other representation or warranty of Parent, Merger Sub, or any other Person made outside of Article 3 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to Company as follows, except as set forth in the written disclosure schedule delivered by Parent to Company on the date of this Agreement (the “Parent Disclosure Schedule”) (it being understood that the representations and warranties in this Article 3 are qualified by: (a) any exceptions or disclosures set forth in the section or subsection of the Parent Disclosure Schedule corresponding to the particular section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Parent Disclosure Schedule by reference to another section or subsection of the Parent Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Parent Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Parent Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Parent Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1 Subsidiaries; Due Organization; Organizational Documents.

(a) Other than Merger Sub and as set forth in Section 3.1(a) of the Parent Disclosure Schedule, Parent does not have any Subsidiaries and Parent does not own any capital stock of, or any equity interest of any nature in, any other Entity. Parent has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Parent Contracts.

(c) Each of Parent and Merger Sub is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute a Parent Material Adverse Effect.

(d) Each director and officer of Parent and Merger Sub as of the date of this Agreement is set forth in Section 3.1(d) of the Parent Disclosure Schedule.

(e) Merger Sub was formed solely for the purpose of engaging in the applicable Contemplated Transactions. Except for obligations and liabilities incurred in connection with its incorporation and the applicable Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(f) Parent has delivered or made available to Company accurate and complete copies of (i) the certificate of incorporation, certificate of formation, bylaws, operating agreement and other charter and organizational documents, including all currently effective amendments thereto, for Parent and Merger Sub; and (ii) any code of conduct or similar policy adopted by Parent or by the Parent Board of Directors or any committee thereof. Neither Parent nor Merger Sub is in violation of its respective certificate of incorporation, certificate of formation, bylaws or operating agreement.

3.2 Authority; Vote Required.

(a) Each of Parent and Merger Sub has all necessary corporate or limited liability company power and authority to enter into and to perform its obligations under this Agreement. The Parent Board of Directors: (i) has determined that the Merger is fair to, and in the best interests of, Parent and Parent Stockholders; (ii) has duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and has duly authorized and approved, or will, prior to Closing, duly authorize and approve by all necessary corporate action the execution, delivery and performance of the applicable Contemplated Transactions, except that the Parent Board of Directors has not authorized and approved all matters relating to the dividend or distribution of Rights and Warrants; (iii) has recommended the approval of the Parent Stockholder Matters by the Parent Stockholders and directed that the Parent Stockholder Matters be submitted for consideration by Parent Stockholders in connection with the solicitation of the Required Parent Stockholder Vote; and (iv) has approved the Parent Stockholder Support Agreements and the transactions contemplated thereby. The sole member of Merger Sub has (A) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole member; (B) duly authorized and approved by all necessary limited liability company action, the execution, delivery and performance of this Agreement and the applicable Contemplated Transactions; and (C) adopted this Agreement and thereby approved the Merger and the applicable Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to: (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) (i) The affirmative vote of the holders of a majority of outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stockholder Matters (the “Required Parent Stockholder Vote”) and (ii) the affirmative vote of the sole member of Merger Sub is the only vote of the holders of any Merger Sub Units necessary to adopt this Agreement and approve the Merger and the applicable Contemplated Transactions (the “Required Merger Sub Member Vote”).

3.3 Non-Contravention; Consents.

(a) Subject to obtaining the Required Parent Stockholder Vote and the Required Merger Sub Member Vote and compliance with the requirements set forth in Section 3.3(b) below, the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the certificate of incorporation or bylaws, or certificate of formation or operating agreement, as applicable, of Parent or Merger Sub; (ii) conflict with or violate any Legal Requirement applicable to Parent or Merger Sub or by which its or any of their respective properties is bound or affected, except for any such conflicts or violations that would not constitute a Parent Material Adverse Effect; or (iii) require Parent or Merger Sub to make any filing with or give any notice to a Person or make any payment, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any Parent Material Contract.

(b) No material Consent, order of, or registration, declaration or filing with any Governmental Body is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the applicable Contemplated Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, (ii) any required filings under the HSR Act and any foreign antitrust Legal Requirement and (iii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

3.4 Capitalization.

(a) The authorized capital stock of Parent as of the date of this Agreement consists of: (i) 100,000,000 shares of common stock, par value $0.0001 per share (the “Parent Common Stock”), of which 18,069,476 shares are issued and outstanding as of the date of this Agreement, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are outstanding as of the date of this Agreement. Parent does not hold any shares of its capital stock in treasury. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) Except for the Parent’s 2014 Equity Incentive Plan and the Parent’s 2015 Equity Incentive Plans (collectively, the “Parent Equity Plans”) and the Parent’s 2015 Employee Stock Purchase Plan, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Parent has reserved an aggregate of 11,286,043 shares of Parent Common Stock for issuance under the Parent Equity Plans. As of the date of this Agreement, of such reserved shares of Parent Common Stock, (i) 168,254 shares have been issued pursuant to the exercise of outstanding options and options to purchase 2,297,036 shares have been granted and are currently outstanding, (ii) 5,438,923 shares have been issued pursuant to the grant of restricted stock (“Parent Restricted Stock”) of which 1,875 remain subject to vesting and risk of forfeiture as of the date of this Agreement, and (iii) 3,381,830 shares of Parent Common Stock remain available for future issuance pursuant to the Parent Equity Plans. Section 3.4(b) of the Parent Disclosure Schedule sets forth the following information (A) with respect to each Parent Option outstanding, as of the date of this Agreement: (1) the name of the optionee, (2) the number of shares of Parent Common Stock subject to such Parent Option as of the date of this Agreement, (3) the exercise price of such Parent Option, (4) the date on which such Parent Option was granted, (5) the date on which such Parent Option expires, and (6) the vesting schedule applicable to such Parent Option, including the extent vested to date and whether by its terms the vesting of such Parent Option would be accelerated by the applicable Contemplated Transactions; and (B) with respect to each share of Parent Restricted Stock outstanding, as of the date of this Agreement: (1) the name of the holder of such Parent Restricted Stock, (2) the date on which such Parent Restricted Stock was granted, and (3) the vesting schedule applicable to such Parent Restricted Stock, including the extent vested to date and whether by its terms the vesting of such Parent Restricted Stock would be accelerated by the applicable Contemplated Transactions.

(c) Except for this Agreement, the Rights, the Warrants, and the outstanding Parent Options and Parent Restricted Stock set forth on Section 3.4(b) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, membership units or other securities of Parent or Merger Sub; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock, membership units or other securities of Parent or Merger Sub; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or Merger Sub is or may become obligated to sell or otherwise issue any shares of its capital stock, membership units or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock, membership units or other securities of Parent or Merger Sub. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights with respect to Parent or Merger Sub.

(d) Except for the Parent Restricted Stock, the Parent Stockholder Support Agreements (or the lock-up agreements referred to therein), or as set forth in Section 3.4(d) of the Parent Disclosure Schedule, (i) none of the outstanding shares of Parent Capital Stock or Merger Sub Units are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Capital Stock or Merger Sub Units are subject to any right of first refusal in favor of Parent or Merger Sub, as applicable; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Parent or Merger Sub having a right to vote on any matters on which the Parent Stockholders or the sole member of Merger Sub, as applicable, have a right to vote; and (iv) there is no Parent Contract to which Parent or Merger Sub are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Capital Stock or Merger Sub Units. Neither Parent nor Merger Sub is under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Capital Stock, Merger Sub Units or other securities.

(e) The authorized capital of Merger Sub consists of membership interests (“Merger Sub Units”), all of which are, and immediately prior to Effective Time will be, issued and outstanding and held of record by Parent. The issued and outstanding Merger Sub Units are duly authorized, validly issued, fully paid and nonassessable. Merger Sub has not at any time granted any stock options, restricted stock, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

(f) All outstanding shares of Parent Capital Stock and Merger Sub Units, as well as all Parent Options, have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

3.5 SEC Filings; Financial Statements.

(a) Parent has made available to Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2016 (the “Parent SEC Documents”), except to the extent such documents can be obtained on the SEC’s website at www.sec.gov. All statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Article 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent are true and complete in all material respects.

(c) Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) From February 26, 2014 through the date of this Agreement, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on the Nasdaq Global Market. Parent has not disclosed any unresolved comments in its SEC Documents.

(e) Since February 26, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Parent, the Parent Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the Nasdaq Global Market.

(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Legal Requirements, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board of Directors (and made available to Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting. Since December 31, 2016, there have been no material changes in Parent’s internal control over financial reporting.

(h) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.6 Absence of Changes. Between September 30, 2018 and the date of this Agreement, Parent has conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had a Parent Material Adverse Effect or (b) or any action, event or occurrence that would have required consent of Company pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.7 Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Parent Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Parent; and (iii) liens listed in Section 3.7 of the Parent Disclosure Schedule.

3.8 Real Property; Leaseholds. Parent does not currently own nor has it or any of its Subsidiaries ever owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereof) identified in Section 3.8 of the Parent Disclosure Schedule (the “Parent Leases”), which are each in full force and effective, with no existing material default thereunder.

3.9 Intellectual Property.

(a) Parent owns, directly or through on or more of its Subsidiaries, or has the right to use, and has the right to bring actions for the infringement of, all Parent IP Rights, except for any failures to own or have the right to use, or have the right to brings actions that would not constitute a Parent Material Adverse Effect.

(b) Section 3.9(b) of the Parent Disclosure Schedule is an accurate, true and complete listing of all Parent Registered IP owned by the Parent or any Subsidiary of Parent.

(c) Section 3.9(c) of the Parent Disclosure Schedule accurately identifies (i) all Parent IP Rights licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent’s products or services and (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials); (ii) the corresponding Parent Contracts pursuant to which such Parent IP Rights are licensed to Parent; (iii) whether the license or licenses granted to Parent are exclusive or non-exclusive; and (iv) whether any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Parent IP Rights.

(d) Section 3.9(d) of the Parent Disclosure Schedule accurately identifies each material Parent Contract pursuant to which any Person (other than Parent) has been granted any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent IP Rights. Parent is not bound by, and no Parent IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent to use, exploit, assert or enforce any Parent IP Rights anywhere in the world, in each case as would materially limit the business of Parent as currently conducted or planned to be conducted.

(e) Parent or one or more of its Subsidiaries solely owns all right, title, and interest to and in Parent IP Rights (other than (i) Parent IP Rights exclusively or non-exclusively licensed to Parent, as identified in Section 3.9(c) of the Parent Disclosure Schedule, (ii) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent’s products or services, and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials) free and clear of any Encumbrances. Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of all Parent Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body, except for any such failure, individually or collectively, that would not constitute a Parent Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of Parent and who is or was involved in the creation or development of any Parent IP Rights has signed a valid, enforceable agreement containing an assignment of Intellectual Property to Parent and confidentiality provisions protecting trade secrets and confidential information of Parent. To the Parent’s Knowledge, no current or former stockholder, officer, director, employee or contractor of Parent or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Parent IP Rights. No employee or contractor of Parent is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or (b) in breach of any Contract with any current or former employer or other Person concerning Parent IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Parent IP Rights.

(iii) No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Parent IP Rights in which Parent has an ownership interest.

(iv) Parent has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Parent holds, or purports to hold, as a trade secret.

(v) Parent has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights to any other Person, except for any such assignments or transfers made after the date of this Agreement pursuant to a definitive agreement approved in writing by Company (such approval not to be unreasonably withheld, conditioned or delayed) for the license or sale of Parent IP Rights related to the Legacy Assets.

(vi) The Parent IP Rights constitute all Intellectual Property necessary for Parent to conduct its business as currently conducted or planned to be conducted.

(f) Parent is not a party to any Contract that, as a result of the execution, delivery and performance of this Agreement and the consummation of the applicable Contemplated Transactions will cause the grant of any license or other right to any Parent IP Rights or impair the right of Parent or the Surviving Company and its Subsidiaries to use, sell, license or enforce any Parent IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not reasonably be expected to result in a Parent Material Adverse Effect.

(g) The manufacture, marketing, license, sale or intended use of any product or technology currently approved or sold or under development by Parent (i) does not violate or constitute a breach of any license or agreement between Parent and any third party, and, (ii) does not infringe or misappropriate any Intellectual Property right of any other party. Parent has disclosed in correspondence to Company the third-party patents and patent applications found during all freedom to operate searches that were conducted by Parent related to any product or technology currently approved or sold or under development by Parent. To the Knowledge of Parent, no third party is infringing upon or misappropriating, or violating any license or agreement with Parent relating to, any Parent IP Rights. There is no current or pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Parent IP Rights, nor has Parent received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under development by Parent conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(h) Each item of Parent IP Rights that is Parent Registered IP that is owned by Parent or any Subsidiary of Parent is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Parent Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not constitute a Parent Material Adverse Effect.

(i) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP.

(j) (i) Parent is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither Parent nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

3.10 Material Contracts. Section 3.10 of the Parent Disclosure Schedule lists the following Parent Contracts (other than this Agreement and the Parent Stockholder Support Agreements), effective as of the date of this Agreement (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(a) each Parent Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) each Parent Contract requiring payments by Parent after the date of this Agreement in excess of $25,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Parent on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Parent’s ability to terminate employees at will;

(c) each Parent Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the applicable Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the applicable Contemplated Transactions;

(d) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(e) each Parent Contract containing (A) any covenant materially limiting the freedom of Parent or the Surviving Company to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any material exclusivity provision, or (D) any material non-solicitation provision;

(f) each Parent Contract relating to capital expenditures and involving obligations after the date of this Agreement in excess of $25,000 and not cancelable without penalty;

(g) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $25,000 or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(i) each Parent Contract relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any current development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or service of Parent, except agreements in the Ordinary Course of Business;

(j) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the applicable Contemplated Transactions;

(k) each Parent IP Right Agreement;

(l) each Parent Lease; or

(m) any other Parent Contract that is not terminable at will (with no penalty or payment) by Parent and (i) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than $25,000 in the aggregate, or obligations after the date of this Agreement in excess of $25,000 in the aggregate, or (ii) that is material to the business or operations of Parent.

Parent has delivered or made available to Company accurate and complete (except for applicable redactions thereto) copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not, nor to Parent’s Knowledge, as of the date of this Agreement has any other party to a Parent Material Contract (as defined below) breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek material damages. As of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.11 Undisclosed Liabilities. As of the date of this Agreement, Parent has no Liability, except for: (a) Liabilities identified as such in the Parent Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Parent since the date of the Parent Unaudited Interim Balance Sheet in the Ordinary Course of Business and that are not in excess of $25,000 in the aggregate; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Parent under Parent Contracts, including the reasonably expected performance of such Parent Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities described in Section 3.11 of the Parent Disclosure Schedule; and (e)  Liabilities incurred in connection with the Contemplated Transactions.

3.12 Compliance; Permits; Restrictions.

(a) Parent is, and since February 26, 2014, each of Parent and its Subsidiaries has been in material compliance with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Parent, threatened against Parent. There is no Contract, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) would reasonably be expected to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the applicable Contemplated Transactions.

(b) Parent holds all Governmental Authorizations that are material to the operation of its business (collectively, the “Parent Permits”) as currently conducted. Section 3.12(b) of the Parent Disclosure Schedule identifies each Parent Permit. As of the date of this Agreement, Parent is in material compliance with the terms of the Parent Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit. The rights and benefits of each material Parent Permit will be available to Parent immediately after the Effective Time on terms substantially identical to those enjoyed by Parent as of the date of this Agreement and immediately prior to the Effective Time.

(c) Parent holds all required Governmental Authorizations issuable by any Governmental Body necessary for the conduct of its business as currently conducted (the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any materially adverse manner. Parent has not received any written notice or other written communication from any Governmental Body regarding any revocation, withdrawal, suspension, cancelation, termination or material modification of any Parent Regulatory Permit.

(d) To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent or its officers, employees or agents. Parent is not the subject of any pending, or to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, Parent has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or Parent Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither Parent, nor to the Knowledge of Parent, any of its respective officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement.

(e) There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged violation by Parent or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other Drug Regulatory Agency.

(f) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or in which Parent or its products or services have participated were conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2013, Parent has not received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or in which Parent Product Candidates, have participated.

3.13 Tax Matters.

(a) Each of Parent and its Subsidiaries has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Parent is not currently the beneficiary of any extension of time within which to file any Tax Return, other than any extension obtained in the Ordinary Course of Business. During the past five years, no written claim has ever been made by an authority in a jurisdiction where Parent or its Subsidiaries do not file Tax Returns that such company is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Parent or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Parent and its Subsidiaries have been reserved for on the Parent Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Parent Unaudited Interim Balance Sheet, Parent has not incurred any Liability for Taxes outside the Ordinary

Course of Business or otherwise inconsistent with past custom and practice, other than as contemplated by this Agreement.

(c) Parent has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Parent’s Unaudited Interim Balance Sheet) upon any of the assets of Parent.

(e) No material deficiencies for Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Parent. No issues relating to Taxes of Parent were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Parent has delivered or made available to Company complete and accurate copies of all federal income Tax and all other material Tax Returns of Parent (and the predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Parent with respect to federal income Tax and all other material Taxes. Parent has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Parent as of the date hereof are set forth in Section 3.13(f) of the Parent Disclosure Schedule. Parent has not (i) agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iii) acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iv) made or will make a consent dividend election under Section 565 of the Code; (v) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vi) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Parent is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither Parent nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Parent) for federal, state, local or foreign Tax purposes. Parent has no Liability for the Taxes of any Person (other than Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract or otherwise.

(j) During the past two years, Parent has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Parent is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Parent, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) Parent has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2).

(n) Parent (i) does not have any Tax liability under Section 965 of the Code, and (ii) has not made an election under Section 965(h) of the Code.

(o) Parent has not taken any action, and has no knowledge of any fact or circumstance, that would reasonably be expected to prevent the Merger and the receipt of Parent Common Stock by the Company Members from qualifying as an exchange of property for stock, satisfying the requirements of Section 351(a) of the Code.

3.14 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Parent employees is terminable by Parent at will (or otherwise in accordance with general principles of wrongful termination law). Parent has made available to Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Parent Associates to the extent currently effective and material.

(b) Parent is not, and neither Parent or any of its Subsidiaries has been, a party to, bound by, or has, or had, a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization, trade or labor union, employees’ association or similar organization representing any of its employees, and there are no labor organizations, trade or labor unions, employees’ associations or similar organizations representing, purporting to represent or, to the Knowledge of Parent, seeking to represent any employees of Parent.

(c) Section 3.14(c) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Parent or any Parent Affiliate, or which is maintained by, administered or contributed to by, or required to be contributed to by, Parent, any of Parent’s Subsidiaries or any Parent Affiliate, or under which Parent, any of Parent’s Subsidiaries or any Parent Affiliate has incurred or may incur any liability (each, an “Parent Employee Plan”).

(d) With respect to each Parent Employee Plan, Parent has made available to Company a true and complete copy of, to the extent applicable, (i) such Parent Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Parent Employee Plan, (iv) the most recent summary plan description for each Parent Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Parent, (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Parent Employee Plan, (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three years; (vii) all non-discrimination tests, and any corrective action taken, for the most recent three plan years; (viii) all material written agreements and Contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts; (ix) all material written employee communications within the past three years, and (x) all registration statements and prospectuses prepared in connection with each Parent Employee Plan.

(e) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust. Each Parent Employee Plan has been maintained in compliance in all material respects, with its terms and, both as to form and operations, with all applicable Legal Requirements, including the Code and ERISA. Each Parent Employee Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without material Liability to Parent, the Surviving Company, Company or any of their Affiliates (other than ordinary administrative expenses typically incurred in a termination event). Neither Parent nor any Parent Affiliate has announced its intention to modify or amend any Parent Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a Parent Employee Plan, and to the Knowledge of Parent, each asset held under such Parent Employee Plan may be liquidated or terminated without the imposition of any material redemption fee, surrender charge or comparable Liability. Parent, each of its Subsidiaries and each Parent Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Parent Employee Plans. Neither Parent, any of its Subsidiaries, nor any Parent Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Parent Employee Plans. All contributions required to be made by Parent, any of its Subsidiaries or any Parent Affiliate to any Parent Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business). No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Parent, is threatened, against or with respect to any Parent Employee Plan, including any audit or inquiry by the IRS, United States Department of Labor or other Governmental Body.

(f) Neither Parent, nor any of its Subsidiaries or any Parent Affiliate has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Parent, nor any of its Subsidiaries or any Parent Affiliate has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Parent Employee Plan subject to ERISA and neither Parent, nor any of its Subsidiaries or any Parent Affiliate has been assessed any civil penalty under Section 502(l) of ERISA.

(g) No Parent Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Parent, nor any of its Subsidiaries or any Parent Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Parent Employee Plan is a Multiemployer Plan, and neither Parent, nor any of its Subsidiaries or any Parent Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Parent Employee Plan is a Multiple Employer Plan.

(h) No Parent Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Parent Employee Plan qualified under Section 401(a) of the Code. Neither Parent nor any Parent Affiliate sponsors or maintains any self-funded employee benefit plan. No Parent Employee Plan is subject to any Legal Requirement of any foreign jurisdiction outside of the United States.

(i) To the Knowledge of Parent, no payment pursuant to any Parent Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) from Parent or any of its Subsidiaries, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(j) With respect to Parent Options granted pursuant to the Parent Equity Plans, (i) each Parent Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Parent Option was duly authorized no later than the date on which the grant of such Parent Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Parent Board of Directors (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Parent Option grant was made in accordance with the terms of the Parent Equity Plans, the Exchange Act and all other applicable Legal Requirements, including the rules of Nasdaq and any other exchange on which Parent securities are traded, (iv) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable grant date and (v) each such Parent Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Parent and disclosed in Parent filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable Legal Requirements.

(k) No Parent Options, stock appreciation rights or other equity-based awards issued or granted by Parent are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) maintained by or under which Parent or any of its Subsidiaries makes, is obligated to make or promises to make, payments (each, a “Parent 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Parent 409A Plan is, or to the Knowledge of Parent will be, subject to the penalties of Code Section 409A(a)(1).

(l) Parent is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(m) Each of Parent and its Subsidiaries has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Parent and each of its Subsidiaries has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither Parent nor any of its Subsidiaries has any material unsatisfied obligations to any of its employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension. Parent and each Parent Affiliate is in compliance in all material respects with all applicable requirements of the ACA, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. No excise tax or penalty under the ACA, including Sections 4980D and 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Parent Employee Plan. Neither Parent nor any Parent Affiliate has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to the ACA, or any state or local Legal Requirement governing health care coverage or benefits that would reasonably be expected to result in any material liability to Parent. Each of Parent and its Parent Affiliates has maintained all records necessary to demonstrate its compliance with the ACA.

(n) Parent and its Subsidiaries are in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Parent, threatened or reasonably anticipated against Parent relating to any employee, employment agreement, independent contractor, independent contractor agreement or Parent Employee Plan. There are no pending or, to the Knowledge of Parent, threatened or reasonably anticipated claims or actions against Parent or any trustee of Parent under any worker’s compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices. Parent has good labor relations.

(o) No current or former independent contractor of Parent or any of its Subsidiaries would reasonably be deemed to be a misclassified employee. No independent contractor is eligible to participate in any Parent Employee Plan. Neither Parent nor any of its Subsidiaries has material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Neither Parent nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Parent prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(p) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, or any similar activity or dispute, affecting Parent or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(q) Parent is not, and neither Parent nor any of its Subsidiaries, has been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Parent Associate, including charges of unfair labor practices or discrimination complaints.

(r) There is no Contract or arrangement to which Parent or any Parent Affiliate is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(s) Neither Parent nor any Parent Affiliate is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(t) None of the execution and delivery of this Agreement, or the consummation of the applicable Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Parent, (ii) materially increase or otherwise enhance any benefits otherwise payable by Parent, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Parent or (v) result in the forgiveness in whole or in part of any outstanding loans made by Parent to any Person.

3.15 Environmental Matters. Parent is in material compliance with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof.

Neither Parent nor any of its Subsidiaries has received since February 26, 2014 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Parent is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s compliance with any Environmental Law in the future. To the Knowledge of Parent, no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received since February 26, 2014, any written notice or other communication relating to property owned or leased at any time by Parent, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property. Neither Parent nor any of its Subsidiaries has any material liability under any Environmental Law.

3.16 Insurance.

(a) Parent made available to Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Parent is in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since February 26, 2014, Parent has not received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Parent. All information provided to insurance carriers (in applications and otherwise) on behalf of Parent is accurate and complete. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Parent, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent of its intent to do so.

(b) Parent has delivered to Company accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Parent and each Parent Subsidiary as of the date of this Agreement (the “Existing Parent D&O Policies”). Section 3.16(b) of the Parent Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Parent and each Parent Subsidiary with respect to the Existing Parent D&O Policies. All premiums for the Existing Parent D&O Policies have been paid.

3.17 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent, or to the Knowledge of Parent, any director or officer of Parent (in his or her capacity as such) or any of the material assets owned or used by Parent; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To Parent’s Knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which Parent or any of the material assets owned or used by Parent, is subject. To Parent’s Knowledge, no officer of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.18 [Reserved].

3.19 No Financial Advisor. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

3.20 Disclosure. The information supplied by Parent for inclusion in the Proxy Statement / Prospectus / Information Statement will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as

of the date such information is first mailed to Parent Stockholders, (i) contain any untrue statement of any material fact or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

3.21 Bank Accounts; Deposits.

(a) Section 3.21 of the Parent Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Parent at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of December 31, 2018 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Parent (including those accounts receivable reflected on the Parent Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Parent Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Parent arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and collectible in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Parent Unaudited Interim Balance Sheet. All deposits of Parent (including those set forth on the Parent Unaudited Interim Balance Sheet) which are individually more than $2,500 or more than $10,000 in the aggregate are fully refundable to Parent.

3.22 Privacy; Data Protection.

(a) There has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any of Parent’s Business Systems that has caused or would reasonably be expected to cause any (i) material loss, destruction, damage or harm of or to Parent or its operations, personnel, property or other assets or (ii) material liability of any kind to Parent, including any such breach or incident that requires notice to any third party. Parent has taken reasonable actions, consistent with applicable industry practices, including implementation and maintenance of administrative, physical and technical controls, to protect the integrity and security of its Business Systems and the data and other information stored thereon.

(b) Parent is and has been in compliance with all Data Security Requirements. No Person (including any Governmental Body) has commenced any Legal Proceeding relating to Parent’s information privacy or data security practices, including with respect to the collection, use, transfer, sharing, storage, or disposal of personal information maintained by or on behalf of Parent, or, to the Knowledge of Parent, threatened any such Legal Proceeding, or made any complaint, investigation, or inquiry relating to such practices.

3.23 Anti-Bribery; Anti-Corruption. Neither Parent, any Subsidiary of Parent nor any of their respective Representatives, nor any other Person acting for or on behalf of, or any Person associated with, Parent or any Subsidiary of Parent has, directly or indirectly, in furtherance of or in connection with the business of Parent or any Subsidiary of Parent (i) offered, promised or given any financial or other advantage or inducement to any Person with the intention of influencing (A) any representative of any foreign, federal, state, provincial, local or other Governmental Body in the performance of his or her public functions or (B) any other Person (whether or not such Person is the recipient of the advantage or inducement) to perform his, her or its function improperly, or where the acceptance of such advantage or inducement would itself be improper, (ii) requested, agreed to receive or accepted any financial or other advantage or inducement where such request, agreement to receive or acceptance would be improper or likely to influence such Person in the performance of his, her or its role, (iii) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee or (v) otherwise taken any action that would constitute a violation of any Anti-Corruption Laws. For purposes of this Section 3.23, the phrase “associated with” a Person has the meaning given to it within the U.K. Bribery Act. Since December 31, 2012, neither Parent nor any Subsidiary of Parent, nor to the Knowledge of Parent any Representative of, or other person associated with, Parent or any Subsidiary of Parent, is or has received any notice, inquiry, or internal or external allegation of any actual or potential violation or wrongdoing related to Anti-Corruption Laws; made any voluntary or involuntary disclosure to a governmental, administrative, or regulatory body of any actual or potential violation or wrongdoing related to Anti-Corruption Laws; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws, and to the Knowledge of Parent no event has occurred or circumstance exists that is likely to give rise to any such investigation or action by any governmental, administrative or regulatory body regarding any offence or alleged offence under any Anti-Corruption Laws. Neither Parent nor any Subsidiary of Parent is ineligible to be awarded any contract or business under subpart 9.4 of the U.S. Federal Acquisition Regulation 2005, any Legal Requirement enacted pursuant to Article 45 of the Public Sector Procurement Directive (Directive 2014/24/EU) or any similar Legal Requirement governing eligibility for public procurement contracts in any jurisdiction. Parent and each Subsidiary of Parent have implemented and maintain in effect written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of Legal Requirements. A true, correct and complete copy of the Anti-Corruption Laws policies and procedures adopted by Parent and each Subsidiary of Parent has been furnished to Company.

3.24 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed in 2018 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.25 Valid Issuance. The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable.

3.26 Code of Ethics. Parent has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Parent has promptly disclosed any change in or waiver of Parent’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of Parent, there have been no violations of provisions of Parent’s code of ethics by any such persons.

3.27 Opinion of Financial Advisor. The Parent Board of Directors (in its capacity as such) has received an opinion of Wedbush Securities Inc. (or one of its Affiliates), financial advisor to Parent, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair to Parent from a financial point of view. Promptly following execution of this Agreement, Parent will furnish an accurate and complete copy of such opinion to Company.

3.28 Shell Company Status. Parent is not an issuer identified in Rule 144(i)(1) or of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act, in each case as determined by the SEC or Parent’s independent registered public accounting firm.

3.29 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 3, neither Parent, Merger Sub, nor any Person on behalf of Parent or Merger Sub has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Parent or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b) Except for the representations and warranties of Company set forth in Article 2, none of Parent, Merger Sub or any of their respective Representatives is relying on any other representation or warranty of Company or any other Person made outside of Article 2 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 4

CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms hereto and the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to:

(a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries;

(b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and

(c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ or members’ equity and statements of cash flows for such calendar month, which shall be delivered within 30 calendar days after the end of such calendar month, or such longer periods as the Parties may agree to in writing; provided that only the unaudited quarterly consolidated balance sheets of Parent as of the end of each calendar quarter and the related unaudited quarterly consolidated statements of operations, statements of stockholders’ or members’ equity and statements of cash flows for such calendar quarter need to include stock compensation information;

(ii) all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(iii) any written materials or communications sent by or on behalf of a Party to its stockholders or members;

(iv) any material notice, document or other communication sent by or on behalf of a Party to any party to any Parent Material Contract or Company Material Contract, as applicable, or sent to a Party by any party to any Parent Material Contract or Company Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Parent Material Contract or Company Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(v) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(vi) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii) any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, (i) any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such Party requires such Party to restrict or prohibit access to any of such Party’s properties or information and (ii) neither Party nor its respective Representatives or Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege.

4.2 Operation of Parent’s Business.

(a) Except as set forth on Section 4.2(a) of the Parent Disclosure Schedule, as expressly required, contemplated or permitted by this Agreement, in connection with the Parent Pre-Closing Financing, or as required by applicable Legal Requirements, during the Pre-Closing Period, Parent shall: (i) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (ii) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Legal Requirements and the requirements of all Parent Contracts that constitute Parent Material Contracts.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.2(b) of the Parent Disclosure Schedule, as expressly required, contemplated or permitted by this Agreement, in connection with the Parent Pre-Closing Financing, or as required by applicable Legal Requirements, Parent shall not, without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Parent Capital Stock or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

(ii) sell, issue or grant, or authorize the issuance of: (A) any capital stock or other security, (B) any option, warrant or right to acquire any capital stock or any other security, (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or (D) any debt securities or any rights to acquire any debt securities, in each case except (1) for shares of Parent Common Stock issued upon the valid exercise of Parent Options or warrants outstanding as of the date of this Agreement, (2) in connection with any Parent Pre-Closing Financing, (3) in connection with the issuance of the Parent Compensatory Warrant and (4) in connection with the dividend, distribution or issuance of the Rights or the Warrants;

(iii) amend the certificate of incorporation, certificate of formation, bylaws, operating agreement or other charter or organizational documents of Parent or Merger Sub, or effect or be a party to any merger, consolidation, share or unit exchange, business combination, recapitalization, reclassification of shares or units, stock split, reverse stock split (other than the Nasdaq Reverse Split) or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or capital commitment;

(vi) (A) adopt, establish or enter into any Parent Employee Plan, (B) cause or permit any Parent Employee Plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Company, (C) hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the Contemplated Transactions, (D) enter into any Contract with a labor union or collective bargaining agreement, (E) except as provided in the Parent Disclosure Schedule, pay any bonus or make any profit-sharing or similar payment to (other than in the Ordinary Course of Business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, (F) except as provided in the Parent Disclosure Schedule, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Parent Associate, (G) except as provided in the Parent Disclosure Schedule, pay or increase the severance or change of control benefits offered to any Parent Associate, or (H) provide or make any

Tax-related gross-up payment, provided, that Parent may pay those Terminated Parent Associate Payments set forth in Section 5.6(a) of the Parent Disclosure Schedule to the Terminated Parent Associates in connection with their termination of employment or service;

(vii) enter into any material transaction outside the Ordinary Course of Business, other than the license, sale, divestiture and/or winding down of the Legacy Assets in accordance with this Agreement;

(viii) acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, in each case, other than in the Ordinary Course of Business;

(ix) (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into, amend or terminate any Parent Contract that, if effective as of the date hereof, would constitute a Parent Material Contract;

(xi) initiate or settle any Legal Proceeding;

(xii) after the Net Cash Calculation is finalized pursuant to Section 1.6, incur any Liabilities or otherwise take any actions, in each case other than in the Ordinary Course of Business or as reasonably necessary in connection with the transactions contemplated by this Agreement, so as to cause the final Net Cash Calculation to differ materially from actual Parent Net Cash as of the Closing;

(xiii) adopt any stockholder rights plan or similar arrangement;

(xiv) use, amend or terminate its current at-the-market facility or enter into any similar program or facility;

(xv) renew, extend or modify the current sublease for Parent’s principal executive office space; or

(xvi) agree, resolve or commit to do any of the foregoing.

4.3 Operation of Company’s Business.

(a) Except as set forth on Section 4.3(a) of the Company Disclosure Schedule, as expressly required, contemplated or permitted by this Agreement, or as required by applicable Legal Requirements, during the Pre-Closing Period, Company shall and shall cause its Subsidiaries to: (i) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (ii) conduct its business and operations in the Ordinary Course of Business, and in material compliance with all applicable Legal Requirements and the requirements of all Company Contracts that constitute Company Material Contracts.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.3(b) of the Company Disclosure Schedule, as expressly required, contemplated or permitted by this Agreement, or as required by applicable Legal Requirements, Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Company Units or (B) repurchase, redeem or otherwise reacquire any of its Company Units or other securities;

(ii) sell, issue or grant, or authorize the issuance of: (A) any capital stock or other security, (B) any option, warrant or right to acquire any capital stock or any other security, (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or (D) any debt securities or any rights to acquire any debt securities;

(iii) amend the certificate of formation, operating agreement or other charter or organizational documents of Company, or effect or be a party to any merger, consolidation, share or unit exchange, business combination, recapitalization, reclassification of shares or units, unit split, reverse unit split or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or capital commitment;

(vi) (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Company, (C) hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the Contemplated Transactions, (D) enter into any Contract with a labor union or collective bargaining agreement, (E) except as provided in the Company Disclosure Schedule, pay any bonus or make any profit-sharing or similar payment to (other than in the Ordinary Course of Business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, (F) except as provided in the Company Disclosure Schedule, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Company Associate, (G) except as provided in the Company Disclosure Schedule, pay or increase the severance or change of control benefits offered to any Company Associate, or (H) provide or make any Tax-related gross-up payment;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) enter into any Contract with a labor union or collective bargaining agreement;

(ix) acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, in each case, other than in the Ordinary Course of Business;

(x) (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xi) initiate or settle any Legal Proceeding; or

(xii) agree, resolve or commit to do any of the foregoing.

4.4 Notification of Certain Matters.

(a) During the Pre-Closing Period, Parent shall:

(i) promptly notify Company of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions;

(B) any Legal Proceeding against, relating to, involving or otherwise affecting Parent, or to the Knowledge of Parent, any director or officer of Parent, that is commenced or asserted against, or, to the Knowledge of Parent, threatened against, Parent or any director or officer of Parent; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement, including the Parent Disclosure Schedule; and

(ii) promptly notify Company in writing of: (A) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Parent in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied; (B) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Parent in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied if: (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (C) any breach of any covenant or obligation of Parent in a manner that causes the condition set forth in Section 8.2 not to be satisfied; and (D) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7, or Article 8 impossible or materially less likely. No notification given to Company pursuant to this Section 4.4(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or the Parent Disclosure Schedule for purposes of Section 8.1.

(b) During the Pre-Closing Period, Company shall:

(i) promptly notify Parent of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Company or any of its Subsidiaries, or to the Knowledge of Company, any director or officer of Company, that is commenced or asserted against, or, to the Knowledge of Company, threatened against, Company, any of its Subsidiaries, or any director or officer of Company; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement; and

(ii) promptly notify Parent in writing, of: (A) the discovery by Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Company in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied; (B) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Company in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied if: (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (C) any breach of any covenant or obligation of Company in a manner that causes the condition set forth in Section 7.2 not to be satisfied; and (D) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7, or Article 8 impossible or materially less likely. No notification given to Parent pursuant to this Section 4.4(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Company contained in this Agreement or the Company Disclosure Schedule for purposes of Section 7.1.

4.5 No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of their Representatives to, directly or indirectly: (i) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal; (iii) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Sections 5.2 and 5.3); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction (an “Acquisition Agreement”); or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party).

(b) Notwithstanding anything contained in Section 4.5(a) or Section 4.5(d), prior to receipt of the Required Parent Stockholder Vote, (i) Parent may enter into discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, unsolicited, Acquisition Proposal, which Parent Board of Directors determines in good faith, after consultation with its financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer, and (ii) thereafter furnish to such Person non-public information regarding Parent pursuant to an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions but not “standstill” provisions) comparably favorable in the aggregate to Parent as those contained in the Confidentiality Agreement, but in each case of the foregoing clauses (i) and (ii), only if: (A) such Acquisition Proposal did not result from a material breach of this Section 4.5; (B) Parent Board of Directors determines in good faith, based on advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Legal Requirements; (C) prior to furnishing any such non-public information to, or entering into discussions with, such Person, Parent gives Company written notice of the identity of such Person and of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person; and (D) prior to furnishing any such non-public information to such Person, Parent furnishes such non-public information to Company (to the extent such non-public information has not been previously furnished by Parent to Company). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (to the extent such Representative acts or is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(c) If any Party or any Representative of such Party receives an Acquisition Proposal at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal) advise the other Party orally and in writing of such Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, and the terms thereof, except to the extent prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof). Except to the extent prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof, such Party shall keep the other Party informed, on a current basis, in all material respects with respect to such Acquisition Proposal and any modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five Business Days’ written notice of a meeting of its board of directors or board of managers (or any committee thereof) at which its board of directors or board of managers (or any committee thereof) is reasonably expected to consider an Acquisition Proposal it has received.

(d) Each Party shall and shall cause its respective Representatives to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its Representatives) in possession of non-public information in respect of such Party or its Subsidiaries that was furnished by or on behalf of such Party or its Subsidiaries to return or destroy (and confirm destruction of) all such information.

ARTICLE 5

ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement / Prospectus / Information Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement / Prospectus / Information Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement / Prospectus / Information Statement will be included as a prospectus.

(b) Parent covenants, represents and warrants that the Proxy Statement / Prospectus / Information Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement / Prospectus / Information Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the Parent Stockholders, at the time of the Parent Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement / Prospectus / Information Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Company specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement / Prospectus / Information Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

(c) Parent shall notify Company promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement / Prospectus / Information Statement or the Form S-4 Registration Statement or for additional information and shall supply Company with copies of (i) all correspondence between Parent or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement / Prospectus / Information Statement, the Form S-4 Registration Statement or the Contemplated Transactions and (ii) all orders of the SEC relating to the Form S-4 Registration Statement. Parent shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement / Prospectus / Information Statement and Form S-4 Registration Statement, and Company and its counsel shall have a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff. Prior to the Form S-4 Registration Statement being declared effective, (1) Company shall use its commercially reasonable efforts to execute and deliver to Company Counsel and to Parent Counsel the applicable “Tax Representation Letter” referenced in Section 5.11(c); and (2) Parent shall use its commercially reasonable efforts to execute and deliver to Parent Counsel and to Company Counsel the applicable “Tax Representation Letter” referenced in Section 5.11(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (A) Company shall use its commercially reasonable efforts to cause Company Counsel to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (B) Parent shall use its commercially reasonable efforts to cause Parent Counsel to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(c) and Section 5.11(c). Parent shall use its commercially reasonable efforts to have the Form S-4 Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after it is filed with the SEC. No filing of, or amendment or supplement to, the Form S-4 Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement / Prospectus / Information Statement will be made by Parent, in each case, without providing Company a reasonable opportunity to review and comment thereon. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Subsidiaries and such Party’s stockholders or members that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Company occurs, or if Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement / Prospectus / Information Statement, then Company shall promptly inform Parent thereof and shall cooperate fully with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders.

(d) Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Units has an address of record on the record date for determining the members entitled to notice of and to vote pursuant to the Company Member Written Consent; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

(e) Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives with all true, correct and complete information regarding Company that is required by applicable Legal Requirements to be included in the Form S-4 Registration Statement or reasonably requested from Company to be included in the Form S-4 Registration Statement, including Company Audited and Interim Financials prepared in accordance with GAAP. Without limiting the foregoing, Company shall use commercially reasonable efforts to cause to be delivered to Parent a letter of Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Form S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

5.2 Company Member Written Consent.

(a) Promptly after the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act, and in any event no later than ten Business Days thereafter, Company shall obtain the Company Member Written Consent for purposes of (i) adopting this Agreement, approving the Merger, and the other actions contemplated by this Agreement (the “Company Member Matters”); and (ii) acknowledging that the approval given thereby is irrevocable.

(b) Company agrees that: (i) the Company Board of Managers shall recommend that Company Members vote to approve the Company Member Matters (the “Company Board Recommendation”), (ii) the Company Proxy Statement / Information Statement shall include a statement of the Company Board Recommendation, (iii) the Company Board of Managers shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a); and (iv) (A) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Company Board of Managers or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed and (B) the Company Board of Managers shall not recommend any Acquisition Transaction (collectively a “Company Board Adverse Recommendation Change”).

(c) Company’s obligation to solicit the consent of its members to sign the Company Member Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal.

5.3 Parent Stockholders’ Meeting.

(a) Promptly after the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall (i) take reasonable action necessary under applicable Legal Requirements to call, give notice of and, within 60 calendar days after the date the S-4 Registration Statement is declared effective by the SEC, hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of (A) the issuance of shares of Parent Common Stock to the Company Members pursuant to the terms of this Agreement, (B) the change of control of Parent resulting from the Merger, to the extent necessary, (C) the amendment of Parent’s certificate of incorporation to effect the Nasdaq Reverse Split, (D) if requested by Company prior to the filing with the SEC of the Proxy Statement / Prospectus / Information Statement, the amendment of Parent’s certificate of incorporation to increase the authorized shares of Parent Common Stock, (E) the amendment of Parent’s certificate of incorporation to effect the name change of Parent, (F) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Parent Stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Parent’s named executed officers in connection with the completion of the Merger, if applicable (the matters contemplated by the foregoing clauses (A) – (F), collectively, the “Parent Stockholder Matters”) and (ii) mail to the Parent Stockholders as of the record date established for stockholders’ meeting of Parent, the Proxy Statement / Prospectus / Information Statement (such meeting, the “Parent Stockholders’ Meeting”).

(b) Parent agrees that, subject to Section 5.3(c): (i) the Parent Board of Directors shall recommend that the Parent Stockholders vote to approve the Parent Stockholder Matters (the “Parent Board Recommendation”); (ii) the Proxy Statement / Prospectus / Information Statement shall include a statement of the Parent Board Recommendation; (iii) the Parent Board of Directors shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a); and (iv) (A) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to Company, and no resolution by the Parent Board of Directors or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to Company shall be adopted or proposed and (B) the Parent Board of Directors shall not recommend any Acquisition Transaction (collectively a “Parent Board Adverse Recommendation Change”).

(c) Notwithstanding the foregoing, at any time prior to the receipt of the Required Parent Stockholder Vote, the Parent Board of Directors may make a Parent Board Adverse Recommendation Change, if: (i) the Parent Board of Directors has received an Acquisition Proposal that the Parent Board of Directors has determined in its good faith judgment, after consultation with Parent’s outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer or (ii) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement that was neither known to Parent or the Parent Board of Directors nor reasonably foreseeable as of the date of this Agreement (a “Parent Intervening Event”), the Parent Board of Directors determines in its good faith judgment, after consultation with Parent’s outside legal counsel, that a Parent Board Adverse Recommendation Change is consistent with the Parent Board of Directors’ compliance with its fiduciary obligations to the Parent Stockholders under applicable Legal Requirements; provided, however, that prior to Parent taking any action permitted under this Section 5.3(c), (A) in the case of a Superior Offer, (1) Parent must promptly notify Company, in writing, at least two Business Days (the “Notice Period”) before making a Parent Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that Parent has received an Acquisition Proposal that the Parent Board of Directors intends to declare a Superior Offer and that the Parent Board of Directors intends to make a Parent Board Adverse Recommendation Change, and (2) Parent attaches to such notice the most current version of the proposed agreement and the identity of the third party making such Superior Offer; and (3) Parent negotiates with the Company in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, if the Company, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Offer, the Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Notice Period subsequent to the time Parent notifies the Company of any such material revision (it being agreed that there shall be only one extension); or (B) in the case of a Parent Intervening Event, (1) Parent promptly notifies Company, in writing, within the Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board of Directors intends to make a Parent Adverse Recommendation Change, and (2) Parent negotiates with the Company in good faith to make such adjustments in the terms and conditions of this Agreement so that such Parent Intervening

Event ceases to require a Parent Board Adverse Recommendation Change, if the Company, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material development in an Parent Intervening Event, the Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Notice Period subsequent to the time Parent notifies the Company of any such material development (it being agreed that there shall be only one extension).

(d) Unless the Parent Board of Directors has effected a Parent Board Adverse Recommendation Change in accordance with Section 5.3(c), Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from (i) taking and disclosing to the Parent Stockholders a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), (ii) making any disclosure to the Parent Stockholders if the Parent Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Parent Stockholders under applicable Legal Requirements, and (iii) making a “stop, look and listen” communication to the Parent Stockholders pursuant to Rule 14d-9(f) under the Exchange Act, provided, however, that in the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be a Parent Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the Parent Board of Directors reaffirms the Parent Board Recommendation in such disclosure or public statement or within five Business Days of such disclosure or public statement.

5.4 Regulatory Approvals.

(a) Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all Legal Requirements that may be imposed on such Party with respect to the Contemplated Transactions and, subject to the conditions set forth in Article 6, and Article 7 or Article 8, as the case may be, hereof, to consummate the Contemplated Transactions, as promptly as practicable. In furtherance and not in limitation of the foregoing, each Party hereto agrees to file or otherwise submit, as soon as practicable after the date of this Agreement, but in any event no later than 10 Business Days of the date hereof, all applications, notices, reports and other documents (other than the Form S-4 Registration Statement and the Proxy Statement / Prospectus / Information Statement) reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall prepare and file, if and as required, (a) the Notification and Report Forms pursuant to the HSR Act and (b) any notification or other document to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Company and Parent shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

(b) Each of the Parties shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals pursuant to Section 5.4(a); and (ii) keep Company or Parent, as applicable, informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Department of Justice or any other Governmental Body relating to the Contemplated Transactions. Subject to applicable Legal Requirements relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Body relating to the Contemplated Transactions and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Contemplated Transactions.

(c) Notwithstanding Sections 5.4(a) through 5.4(b) or any other provision of this Agreement to the contrary, in no event shall either Party be required to agree to (i) divest, license, hold separate or otherwise dispose of, encumber or allow a third party to utilize, any portion of its or their respective businesses, assets or contracts or (ii) take any other action that may be required or requested by any Governmental Body in connection with obtaining the consents, authorizations, orders or approvals contemplated by this Section 5.4 that, would have an adverse impact, in any material respect, on any of the Parties.

5.5 [Reserved].

5.6 Parent Employee and Benefits Matters; Parent Options.

(a) Unless otherwise agreed in writing by Company pursuant to written notice provided to Parent no later than two Business Days prior to the Closing Date and except with respect to Parent Associates listed in Section 5.6(a) of the Parent Disclosure Schedule, effective no later than the Business Day immediately prior to the Closing Date, Parent shall, and shall cause any of its Subsidiaries to, terminate the employment and service of each Parent Associate (the “Terminated Parent Associates”) such that neither Parent nor any Parent Subsidiary shall have any Parent Associate in its employ or service as of the Effective Time (other than those listed in Section 5.6(a) of the Parent Disclosure Schedule). As a condition to payment of any Terminated Parent Associate Payment to a Terminated Parent Associate and prior to the Closing Date, Parent will obtain from each Terminated Parent Associate an effective release of claims in a form previously provided to or made available by Parent to Company; provided that Parent shall not be required to increase the amount of any Terminated Parent Associate Payment to such Terminated Parent Associate in order to obtain such release. Prior to the Closing, Parent shall use commercially reasonable efforts to comply, in all material respects, with all of the requirements of the WARN Act and any applicable state Legal Requirement equivalent with respect to the Terminated Parent Associates. Section 5.6(a) of the Parent Disclosure Schedule sets forth, with respect to each Terminated Parent Associate, Parent’s good faith estimate of the amount of all change of control payments, severance payments, termination or similar payments, retention payments, bonuses and other payments and benefits (including any COBRA costs), owed to or to be paid or provided to each Terminated Parent Associate, and the amount by which any of such Terminated Parent Associate’s compensation or benefits may be accelerated or increased, in each case, whether under any Parent Employee Plan or otherwise, as a result of (i) the execution of this Agreement, (ii) the consummation of the applicable Contemplated Transactions, or (iii) the termination of employment or service of such Terminated Parent Associate (together, the “Terminated Parent Associate Payments”). Prior to the Closing, Parent shall use commercially reasonable efforts to cause all Terminated Parent Associate Payments to be paid and satisfied in full.

(b) Effective no later than the day immediately preceding the Closing Date, Parent Board of Directors shall adopt resolutions to terminate (i) all Parent Employee Plans that are “employee benefit plans” within the meaning of ERISA, including but not limited to any Parent Employee Plans intended to include a Code Section 401(k) arrangement (each, a “Parent 401(k) Plan”), and (ii) each other Parent Employee Plan, in each case to the extent written notice is provided by Company to Parent no later than 30 calendar days prior to the Closing Date instructing Parent to terminate any such Parent Employee Plan. Parent shall provide Company with evidence that Parent Board of Directors has adopted resolutions to terminate such Parent Employee Plan(s) (effective no later than the day immediately preceding the Closing Date). The form and substance of such resolutions shall be subject to review and approval of Company, such approval not to be unreasonably withheld, conditioned or delayed. Parent also shall take such other reasonable actions in furtherance of terminating such Parent Employee Plan(s) as Company may reasonably require. In the event that termination of the Parent 401(k) Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then Parent shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Company no later than 14 calendar days prior to the Closing Date.

(c) This Section 5.6 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement. Nothing in this Section 5.6, express or implied, will (i) constitute or be treated as an amendment of any Parent Employee Plan or Company Employee Plan (or an undertaking to amend any such plan), (ii) prohibit Parent, any Parent Affiliate, Company, or any Company Affiliate from amending, modifying or terminating any Parent Employee Plan or Company Employee Plan pursuant to, and in accordance with, the terms thereof, or (iii) confer any rights or benefits on any Person other than Parent and Company.

(d) With respect to the Dependent Care Flexible Spending Account Plan failures disclosed in Section 3.14 of the Parent Disclosure Schedule, Parent shall correct all nondiscrimination testing failures under Parent’s cafeteria plan for the 2016-2018 plan years by issuing amended IRS Form W-2s for each affected individual and remitting all applicable employer tax withholding amounts and penalties, if any, as assessed by the IRS for each year in which a failure occurred.

5.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Company shall, jointly and severally, indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or a Subsidiary thereof (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or a Subsidiary thereof, whether asserted or claimed prior to, at or after the Effective Time and (ii) reimburse each D&O Indemnified Party for any legal or other expenses reasonably incurred by such D&O Indemnified Party in connection with defending any such claims, losses, liabilities, damages, judgments and fines as such expenses are incurred, in each case to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Company, jointly and severally, upon receipt by Parent or the Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides an undertaking, as applicable, to repay such advances if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such person is not entitled to indemnification under applicable law.

(b) The certificate of incorporation and bylaws of Parent and the certificate of formation and operating agreement of Surviving Company shall contain, and Parent shall cause the certificate of formation and operating agreement of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent or a Subsidiary thereof than are presently set forth in Parent’s certificate of incorporation and bylaws, which provisions shall not be amended, modified or repealed for a period of six years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent or a Subsidiary thereof.

(c) Prior to the Closing, Parent shall obtain and, within 30 days after the Closing, fully pay for “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with at least $10 million in the aggregate of Side A DIC coverage and at least $15 million in the aggregate of Side A/B/C coverage and otherwise containing terms and conditions that are comparable to Parent’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”). During the term of the D&O Tail Policy, Parent shall not (and shall cause the Surviving Company not to) take any action to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by each D&O Indemnified Party in connection with its enforcement of its rights provided in this Section 5.7.

(e) The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the D&O Indemnified Parties by law, the Parent’s certificate of incorporation (as in effect on the date of this

Agreement), statute, the Parent’s bylaws (as in effect on the date of this Agreement) or Contract (as in effect on the date of this Agreement), which shall survive the Effective Time and shall continue in full force and effect in accordance with their respective terms. The obligations of Parent under this Section 5.7 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 5.7 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.7 applies, as well as their heirs and representatives, shall be third party beneficiaries of this Section 5.7, each of whom may enforce the provisions of this Section 5.7).

(f) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 5.7. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Parent or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.7 is not prior to, or in substitution for, any such claims under any such policies.

5.8 Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Company to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.9 Disclosure. Without limiting Company’s or Parent’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party has approved such press release or disclosure in writing; or (b) such Party has determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure.

5.10 Listing.

(a) Parent shall use its commercially reasonable efforts: (i) to maintain its existing listing on the Nasdaq Global Market or to list on the Nasdaq Capital Market and to obtain approval of the listing of the combined company on the Nasdaq Global Market or the Nasdaq Capital Market; (ii) to effect the Nasdaq Reverse Split, (iii) without derogating from the generality of the requirements of clause (i) and to the extent required by the rules and regulations of Nasdaq, to (A) prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Merger, and (B) to cause such shares to be approved for listing (subject to notice of issuance); and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing for the Parent Common Stock on the Nasdaq Global Market or the Nasdaq Capital Market (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be approved for listing (subject to official notice of issuance). Company will cooperate with Parent as reasonably requested by Parent with respect to (x) obtaining approval of the listing of the combined company on the Nasdaq Global

Market or the Nasdaq Capital Market and (y) the Nasdaq Listing Application, and Company promptly furnish to Parent all information concerning Company and Company Members that may be required or reasonably requested in connection with any action contemplated by this Section 5.10.

(b) In addition to, and without derogating from, the requirements of Section 5.10(a), Company shall, and shall cause its Affiliates to, take any and all actions (including changing the Company Designees) necessary (i) to avoid, eliminate, and resolve any and all impediments to obtaining the approvals referred to in Section 5.10(a) and (ii) to obtain the approvals referred to Section 5.10(a), in each case to enable the Parties to close the transactions contemplated by this Agreement as promptly as practicable.

5.11 Tax Matters.

(a) Parent, Merger Sub and Company shall use their respective commercially reasonable efforts to cause the Merger and the receipt of Parent Common Stock by the Company Members to qualify, and agree not to, and not to permit or cause any affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger and the receipt of Parent Common Stock by the Company Members from qualifying, as an exchange of property for stock that satisfies the requirements of Section 351(a) of the Code.

(b) The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger and receipt of Parent Common Stock by the Company Members as an exchange of property for stock that satisfies the requirements of Section 351(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Company shall use its commercially reasonable efforts to deliver to Company Counsel and Parent Counsel a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 5.1(c) and signed by an officer of Company, containing representations of Company, and Parent shall use its commercially reasonable efforts to deliver to Company Counsel and Parent Counsel a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 5.1(c) and signed by an officer of Parent, containing representations of Parent, in each case as shall be reasonably necessary or appropriate to enable Company Counsel and Parent Counsel to render the applicable opinions described in Section 5.1(c) of this Agreement.

(d) All Transfer Taxes arising out of or in connection with the transactions contemplated by this Agreement shall be borne by the Company Members, and the party responsible by Legal Requirements for filing all necessary Tax Returns and other documentation with respect to all such Transfer Taxes will be responsible for filing such Tax Returns and other documentation. The Parties shall cooperate with one another in order to facilitate timely filing of such Tax Returns. Upon request, the relevant Party shall provide evidence satisfactory to the requesting Party that such Tax Returns have been duly and timely filed and the relevant Transfer Taxes duly and timely paid. The Parties will reasonably cooperate with each other to lawfully minimize any Transfer Taxes.

5.12 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equityholders of Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.13 Directors and Officers. Prior to the Effective Time, but to be effective at the Effective Time, the Parent Board of Directors shall (unless otherwise agreed to in writing by Parent and Company) (i) set the size of the Parent Board of Directors at seven members and elect seven members, of which six shall be designated in writing by Company to Parent at least 30 calendar days prior to the Closing (“Company Designees”) (with one of such designees being the Company’s Chief Executive Officer and the remaining five of such designees expected to satisfy the requisite independence requirements for the Parent Board of Directors, as well as the sophistication and independence requirements for the required committees of the Parent Board of Directors, pursuant to Nasdaq’s listing standards) and one shall be selected by Parent, each to serve as a member of the Parent Board of

Directors, (ii) take all necessary action to appoint each of the individuals designated in writing by Company to Parent at least 30 calendar days prior to the Closing as officers of Parent to hold the offices designated by Company, and (iii) appoint certain Company Designees designated in writing by Company to Parent at least 30 calendar days prior to the Closing to the committees of the Parent Board of Directors designated by Company (with such directors, in the aggregate, expected to satisfy the sophistication and independence requirements for the required committees of the Parent Board of Directors pursuant to Nasdaq’s listing standards). Unless otherwise agreed to in writing by Parent, Company shall ensure that (i) the Company Designee designated for appointment to chair the Parent Board of Directors (who shall be different than the Company Designee designated for appointment to chair the audit committee of the Parent Board of Directors) has significant experience in the biotechnology sector, ideally as the chair of the board of directors of a public company, (ii) the Company Designee designated for appointment to chair the audit committee of the Parent Board of Directors (who shall be different than the Company Designee designated for appointment to chair the Parent Board of Directors) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and has significant experience in the biotechnology sector, (iii) the Company Designee designated for appointment to chair the compensation committee of the Parent Board of Directors shall be qualified to chair such committee and (iv) the Company Designee designated for appointment to chair the nominating / governance committee of the Parent Board of Directors shall be qualified to chair such committee. In addition, Company shall ensure that no Company Designee is subject to any “bad actor” disqualification described in Rule 506(d)(1)(i) to (viii) under the Securities Act as of the Effective Time.

5.14 Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock resulting from the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15 Termination of Certain Agreements and Rights. Company shall use commercially reasonable efforts to terminate, at or prior to the Effective Time, those agreements set forth on Schedule 5.15 (collectively, the “Investor Agreements”).

5.16 Regulation M. Each of Company and Parent shall comply, and shall cause their respective affiliated purchasers (as such term is defined in Regulation M under the Exchange Act) to comply, with Regulation M under the Exchange Act.

5.17 Legacy Assets. Notwithstanding anything to the contrary contained in this Agreement, Parent may enter into one or more definitive agreements relating to the license, sale, divestiture and/or winding down of any Legacy Assets if (i) Company approves in writing any such definitive agreements, (ii) any such license, sale, divestiture and/or winding down would not prevent or delay the Merger or the other applicable Contemplated Transactions and (iii) any such license, sale, divestiture and/or winding down would be consummated after the Effective Time.

5.18 Net Cash. Parent shall use commercially reasonable efforts to preserve Parent Net Cash (as determined pursuant to Section 1.6), with the goal of Parent Net Cash of at least Parent Target Net Cash at the Effective Time; provided that Company acknowledges that Parent may consume Parent Net Cash in the Ordinary Course of Business and in connection with consummating the transactions contemplated by this Agreement.

5.19 Termination of Parent Material Contracts. Parent shall provide notice to the other party to each Parent Material Contract (other than Parent Material Contracts listed on Section 5.19 of the Parent Disclosure Schedule or such Parent Material Contracts requested by Company no later than 30 calendar days prior to the Closing), at the last known address of such other party in Parent’s accounting system, of Parent’s intent to terminate such Parent Material Contract.

5.20 Payment of Invoices. Parent shall pay or otherwise satisfy all outstanding invoices that Parent receives from third parties prior to the Closing Date. Any unpaid outstanding invoices shall be considered Parent’s accounts payable or accrued expenses for purposes of determining Parent Net Cash.

ARTICLE 6

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, the written waiver by such Party, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 Registration Statement has been issued by the SEC and no proceedings for that purpose and no similar proceeding has been initiated or, to the Knowledge of Parent, threatened by the SEC.

6.2 No Restraints. (a) No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger has been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal; and (b) there shall be no Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or take any other action challenging or seeking to restrain or prohibit the consummation of the Merger.

6.3 Member Approval; Stockholder Approval. (a) Company has obtained the Required Company Member Vote, (b) Parent has obtained the Required Parent Stockholder Vote, and (c) Company has received evidence, in form and substance reasonably satisfactory to it, that Merger Sub has obtained the Required Merger Sub Member Vote.

6.4 Regulatory Matters. Any waiting period applicable to the consummation of the Merger under the HSR Act or applicable to foreign Legal Requirements relating to antitrust or competition matters has expired or been terminated, and there shall not be in effect any voluntary agreement between Parent, Merger Sub and/or Company, on the one hand, and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body, on the other hand, pursuant to which such Party has agreed not to consummate the Merger for any period of time; provided, that neither Company, on the one hand, nor Parent or Merger Sub, on the other hand, shall enter into any such voluntary agreement without the written consent of all Parties.

6.5 Listing. (a) The existing shares of Parent Common Stock are listed on the Nasdaq Capital Market or the Nasdaq Global Market as of the Closing Date, (b) the shares of Parent Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on the Nasdaq Global Market or the Nasdaq Capital Market as of the Effective Time, and (c) to the extent required by Nasdaq Marketplace Rule 5110, the Nasdaq Listing Application has been approved for listing (subject to official notice of issuance).

6.6 Parent Net Cash. Parent and Company have agreed in writing upon the Parent Net Cash Calculation, or the Accounting Firm has delivered its determination with respect to the Parent Net Cash Calculation, in each case pursuant to Section 1.6.

ARTICLE 7

ADDITIONAL CONDITIONS PRECEDENT

TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. (a) The representations and warranties of Company in Section 2.4(a), Section 2.4(b), and Section 2.4(c) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); and (b) all other representations and warranties of Company in Article 2 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not have a Company Material Adverse Effect (provided that all “Company Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Company in Article 2 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that Company is required to comply with or to perform at or prior to the Closing have been complied with and performed by Company in all material respects.

7.3 No Company Material Adverse Effect. Since the date of this Agreement, there has not occurred any Company Material Adverse Effect that is continuing.

7.4 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.5 Documents. Parent has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Company confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, and 7.4 have been duly satisfied;

(b) (i) certificates of good standing of Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified to do business, (ii) a certified copy of the certificate of formation and a copy of the operating agreement of Company, (iii) a certificate as to the incumbency of the Chief Executive Officer and Chief Financial Officer of Company, and (iv) the adoption of resolutions of the Company Board of Managers authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Company hereunder;

(c) a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of Company upon the Closing; and

(d) the Allocation Certificate.

ARTICLE 8

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. (a) The representations and warranties of Parent and Merger Sub in Section 3.4(a), Section 3.4(b),
Section 3.4(c), Section 3.4(e) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); and (b) all other representations and warranties of Parent and Merger Sub in Article 3 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not have a Parent Material Adverse Effect (provided that all “Parent Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Parent in Article 3 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

8.2 Performance of Covenants. (a) Each of the covenants and obligations in this Agreement that either Parent or Merger Sub is required to comply with or to perform at or prior to the Closing have been complied with and performed in all material respects.

8.3 No Parent Material Adverse Effect. Since the date of this Agreement, there has not occurred any Parent Material Adverse Effect that is continuing.

8.4 Parent Board of Directors and Officers. Parent has caused the Parent Board of Directors and the officers of Parent, to be constituted as set forth in Section 5.13 of this Agreement, to be effective as of the Effective Time.

8.5 Amendment to Certificate of Incorporation. Parent has effected the Nasdaq Reverse Split and has provided a file-stamped copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Split.

8.6 Documents. Company has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.4 and 8.5 have been duly satisfied;

(b) (i) certificates of good standing of each of Parent and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which each is qualified to do business, (ii) certified copies of the certificate of incorporation and certificate of formation of Parent and Merger Sub and copies of the bylaws and operating agreement of Parent and Merger Sub, (iii) a certificate as to the incumbency of the officers of Parent and Merger Sub, and (iv) the adoption of resolutions of the Parent Board of Directors and the sole member of Merger Sub authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Parent and Merger Sub hereunder;

(c) written resignations in forms satisfactory to Company, dated as of the Closing Date and effective as of the Closing executed by all officers and directors of Parent; and

(d) the Parent Outstanding Shares Certificate.

8.7 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Parent has failed to provide, with respect to any Parent SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.8 Shell Company Status. Parent is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act, in each case as determined by the SEC or Parent’s independent registered public accounting firm.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated and the Merger may be abandoned prior to the Effective Time (whether before or after obtaining the Required Company Member Vote or Required Parent Stockholder Vote, as applicable, unless otherwise specified below):

(a) by mutual written consent of Parent, duly authorized by Parent Board of Directors, and of Company, duly authorized by Company Board of Managers;

(b) by either Parent or Company if the Merger shall not have been consummated by the date that is six months after the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Company, on the one hand, or to Parent, on the other hand, if such Party’s (or, in the case of Parent, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is 60 calendar days prior to the Outside Date, then either Company or Parent shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional 60 calendar days from the Outside Date;

(c) by either Parent or Company if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a Party where the order, decree, ruling or action has been caused by the action or failure to act of such Party (or, in the case of Parent, Merger Sub) and such action or failure to act constitutes a material breach by such Party (or, in the case of Parent, Merger Sub) of this Agreement;

(d) by Parent if the Required Company Member Vote shall not have been obtained within ten Business Days after the Form S-4 Registration Statement being declared effective by the SEC; provided, however, that once the Required Company Member Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Parent or Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) has been held and completed and the Parent Stockholders have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters have not been approved at the Parent Stockholders’ Meeting (or any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to a Party where the failure to obtain the Required Parent Stockholder Vote has been caused by the action or failure to act of such Party (or, in the case of Parent, Merger Sub) and such action or failure to act constitutes a material breach by such Party (or, in the case of Parent, Merger Sub) of this Agreement;

(f) by Company (at any time prior to obtaining the Required Parent Stockholder Vote) if any of the following events have occurred: (i) Parent failed to include the Parent Board Recommendation in the Proxy Statement / Prospectus / Information Statement; (ii) Parent Board of Directors shall have made a Parent Board Adverse Recommendation Change; provided however, that Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(f)(ii) later than the fourteenth day following its receipt of written notice from Parent of such Parent Board Adverse Recommendation Change; (iii) the Parent Board of Directors have approved, endorsed or recommended any Acquisition Proposal; (iv) Parent has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (v) Parent or any of its Representatives has willfully and intentionally materially breached the provisions set forth in Section 4.5;

(g) by Parent (at any time prior to obtaining the Required Company Member Vote) if any of the following events have occurred: (i) Company Board of Managers shall have made a Company Board Adverse Recommendation Change; provided however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(g)(i) later than the fourteenth day following its receipt of written notice from Company of such Company Board Adverse Recommendation Change; (ii) the Company Board of Managers have approved, endorsed or recommended any Acquisition Proposal; (iii) Company has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (iv) Company or any of its Representatives has willfully and intentionally materially breached the provisions set forth in Section 4.5;

(h) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub has become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied; provided, however, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy unless such breach remains uncured 20 calendar days following the date of written notice from Company to Parent of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h); provided further, however, that (i) no termination may be made pursuant to this Section 9.1(h) solely as a result of the failure to obtain the Required Parent Stockholder Vote (in which case, termination may only be made pursuant to Section 9.1(e)) and (ii) no termination may be made pursuant to this Section 9.1(h) if there shall be any breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company has become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied.

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company has become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied; provided, however, that if such inaccuracy in Company’s representations and warranties or breach by Company is curable by Company, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy unless such breach remains uncured 20 calendar days following the date of written notice from Parent to Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i); provided further, however, that (i) no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure to obtain the Required Company Member Vote (in which case, termination may only be made pursuant to Section 9.1(d)) and (ii) no termination may be made pursuant to this Section 9.1(i) if there shall be any breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub has become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied.

(j) by Parent (prior to obtaining the Required Parent Stockholder Vote), if the Parent Board of Directors authorizes Parent to enter into any Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless (i) Parent has complied with its obligations under Section 4.5; (ii) Parent has complied with its obligations under Section 5.3(c); and (iii) Parent concurrently pays to Company amounts due pursuant to Section 9.3;

(k) by Company if (i) each of the conditions set forth in Article 6 and Article 7 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Company shall have notified Parent in writing that it is ready, willing and able to consummate the Closing (and Company shall not have revoked such notice) and (iii) Parent shall have failed to consummate the Closing within four (4) Business Days of such notice; or

(l) by Parent if (i) each of the conditions set forth in Article 6 and Article 8 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Parent shall have notified Company in writing that it is ready, willing and able to consummate the Closing (and Parent shall not have revoked such notice) and (iii) Company shall have failed to consummate the Closing within four Business Days of such notice.

(m) by Company if any of the following events have occurred: (i) the existing shares of Parent Common Stock cease to be listed on the Nasdaq Capital Market or the Nasdaq Global Market, (ii) Nasdaq informs Parent that it will not approve the shares of Parent Common Stock to be issued in the Merger for listing (subject to notice of issuance) on the Nasdaq Capital Market or the Nasdaq Global Market as of the Effective Time (whether or not such decision is subject to appeal), or (iii) Nasdaq informs Parent that the Nasdaq Listing Application is not, or will not be, approved for listing (subject to notice of issuance), whether or not such decision is subject to appeal, only to the extent that such Nasdaq Listing Application is required by Nasdaq Marketplace Rule 5110; provided, however, that (A) the foregoing clauses (i), (ii) and (iii) are subject to a cure period ending on the earlier of (x) 20 calendar days following the date of written notice of Company’s intention to terminate pursuant to this Section 9.1(m) or (y) or one calendar day prior to the Outside Date and (B) the right to terminate this Agreement under this Section 9.1(m) shall not be available to Company where the ceasing of listing or the failure to obtain the approval for listing has been caused by the action or failure to act of Company and such action or failure to act constitutes a material breach by Company of this Agreement.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Article 11 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3 or elsewhere in this Agreement, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that each of Parent and the Company shall pay one-half of (i) all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the Parties under any filing requirement under the HSR Act and any foreign antitrust Legal Requirement applicable to this Agreement and the Contemplated Transactions, (ii) all fees and expenses incurred by engagement of the Exchange Agent, (iii) all fees and expenses incurred in relation to the printing of the Proxy Statement / Prospectus / Information Statement and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto.

(b) (i) If (A) this Agreement is terminated by Company pursuant to Section 9.1(f), then Parent shall pay to Company, within 10 Business Days after such termination, a nonrefundable fee in an amount equal to $350,000 (the “Company Termination Fee”), in addition to any amount payable to Company pursuant to Section 9.3(c) or Section 9.3(e).

(ii) If this Agreement is terminated by Parent pursuant to Section 9.1(j) or by Company pursuant to Section 9.1(k), then Parent shall pay to Company, concurrent with such termination or within 10 Business Days after such termination, respectively, the Company Termination Fee, in addition to any amount payable to Company pursuant to Section 9.3(c) or Section 9.3(e).

(iii) If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d), then Company shall pay to Parent, within 10 Business Days after such termination or concurrent with such termination, respectively, a nonrefundable fee in an amount equal to $350,000 (the “Parent Low Termination Fee”), in addition to any amount payable to Parent pursuant to Section 9.3(e).

(iv) If this Agreement is terminated by Parent or Company pursuant to Section 9.1(b) and, within nine months after the date of such termination, Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Company shall pay to Parent, within 10 Business Days after the earlier of such entry into a definitive agreement or consummation, a nonrefundable fee in an amount equal to $1,000,000 (the “Parent Termination Fee”), in addition to any amount payable to Parent pursuant to Section 9.3(e).

(v) If this Agreement is terminated (A) by Parent pursuant to Section 9.1(g), or (B) by Parent pursuant to Section 9.1(l), then Company shall pay to Parent, concurrent with such termination, the Parent Termination Fee, in addition to any amount payable to Parent pursuant to Section 9.3(e).

(c) (i) If this Agreement is terminated by Company pursuant to Section 9.1(e), Section 9.1(f), or Section 9.1(h), or (ii) if this Agreement is terminated by Parent pursuant to Section 9.1(e) or Section 9.1(j), (iii) if this Agreement is otherwise terminated and Parent is obligated to pay Company the Company Termination Fee or (iv) in the event of a failure of Company to consummate the transactions to be consummated at the Closing solely as a result of a Parent Material Adverse Effect as set forth in Section 8.3 (provided, that at such time all of the other conditions precedent to Parent’s obligation to close set forth in Article 6 and Article 7 of this Agreement have been satisfied by Company, are capable of being satisfied by Company or have been waived by Parent), then Parent shall reimburse Company for all reasonable fees and expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby, including (A) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (B) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Body applicable to this Agreement and the transactions contemplated hereby (such expenses, including (A) and (B) above, collectively, the “Third-Party Expenses”), up to a maximum of $200,000, by wire transfer of same-day funds within 10 Business Days following the date on which Company submits to Parent true and correct copies of reasonable documentation supporting such Third-Party Expenses; provided, however, that such Third-Party Expenses shall not include any amounts for a financial advisor to Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by Company to such financial advisor pursuant to the terms of Company’s engagement letter or similar arrangement with financial advisor.

(d) (i) If this Agreement is terminated by Parent pursuant to Section 9.1(i) or (ii) in the event of a failure of Parent to consummate the transactions to be consummated at the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.3 (provided, that at such time all of the other conditions precedent to Company’s obligation to close set forth in Article 6 and Article 8 of this Agreement have been satisfied by Parent, are capable of being satisfied by Parent or have been waived by Company), then Company shall reimburse Parent for all Third-Party Expenses incurred by Parent up to a maximum of $200,000, by wire transfer of same-day funds within 10 Business Days following the date on which Parent submits to Company true and correct copies of reasonable documentation supporting such Third-Party Expenses; provided, however, that such Third-Party Expenses shall not include any amounts for a financial advisor to Parent except for reasonably documented out-of-pocket expenses otherwise reimbursable by Parent to such financial advisor pursuant to the terms of Parent’s engagement letter or similar arrangement with financial advisor.

(e) If either Party fails to pay when due any amount payable by such Party under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, subject to Section 9.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Parent or Company be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3, and the provisions of Section 11.10, each of the Parties and their respective Affiliates will not have any liability, will not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3, are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) subject to Section 9.2, any amount payable pursuant to this Section 9.3, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE 10

[Reserved]

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Merger Sub and Parent contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section  11.1 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Parent Stockholder Vote or the Required Company Member Vote); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders or members, no amendment shall be made, which by applicable Legal Requirement requires further approval of the stockholders or members of such Party, without the further approval of such stockholders or members. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Company, Merger Sub and Parent.

11.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement among the Parties and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each Party: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) for purposes of any action, suit or proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions; (b) agrees that service of any process, summons, notice or document by U.S. registered mail to the address set forth in Section 11.8 shall be effective service of process for any such action, suit or proceeding brought against such Party; (c) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions in such court; and (d) irrevocably and unconditionally waives the right to plead or claim, and irrevocably and unconditionally agrees not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions that is brought in such court has been brought in an inconvenient forum. Each of the Parties irrevocably waives the right to trial by jury.

11.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

11.7 Assignability; No Third Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of each other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without each other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service, electronic mail, or by facsimile to the address, electronic mail address, or facsimile telephone number set forth beneath the name of such Party below (or to such other address, electronic mail address, or facsimile telephone number as such Party has specified in a written notice given to the other parties hereto):

if to Parent or Merger Sub:

Flex Pharma, Inc.

31 St. James Street, Floor 6

Boston, MA 02116

Telephone No.: (617) 874-1821

Attention: William McVicar, Ph.D., Chief Executive Officer & President

E-mail: wmcvicar@flex-pharma.com

with a copy to:

Dentons Canada LLP

77 King Street West, Suite 400

Toronto-Dominion Centre

Toronto, Ontario, Canada

M5K 0A1

Attention: Thomas H. Redekopp

Telephone: (416) 863-4511

E-mail: thomas.redekopp@dentons.com

and

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103-4196

Attention: Richard A. Silfen

Telephone: (215) 979-1225

Fax: (215) 827-5548

E-mail: rasilfen@duanemorris.com

if to Company:

Salarius Pharmaceuticals, LLC

2450 Holcombe Blvd, Suite J-608

Houston, TX 77021

Attention: David J. Arthur

Telephone: (203) 546-0376

E-mail: darthur@salariuspharma.com

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP

Two Houston Center

909 Fannin, Suite 2000

Houston, TX 77010-1028

Attention: Andrew L. Strong

                 Steve Tyndall

Telephone: (713) 276-7677

                   (512) 580-9612

Fax: (713) 276-7673

        (512) 580-9601

Email: andrew.strong@pillsburylaw.com

           steve.tyndall@pillsburylaw.com

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

11.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall be deemed not to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

FLEX PHARMA, INC.

By:	/s/ William McVicar, Ph.D.
Name:	William McVicar, Ph.D.
Title:	President and Chief Executive
Officer

FALCON ACQUISITION SUB, LLC

By:	Flex Pharma, Inc. its sole member

By:	/s/ William McVicar, Ph.D.
Name:	William McVicar, Ph.D.
Title:	President and Chief Executive Officer

SALARIUS PHARMACEUTICALS, LLC

By:	/s/ David J. Arthur
Name:	David J. Arthur
Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“ACA” has the meaning set forth in Section 2.14(n).

“Accounting Firm” has the meaning set forth in Section 1.6(e).

“Acquisition Agreement” has the meaning set forth in Section 4.5(a).

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) made by a third party or group of third parties contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, amalgamation, share or unit exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation or company; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, in the case of Parent, the Parent Pre-Closing Financing, the issuance of the Parent Compensatory Warrant and/or the dividend, distribution or issuance of the Rights and the Warrants shall not be an “Acquisition Transaction”; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the assets of a Party and its Subsidiaries, taken as a whole (as determined by such Party’s board of directors or board of managers); provided, however, in the case of Parent, the license, sale, divestiture and/or winding down of the Legacy Assets by Parent shall not be an “Acquisition Transaction”; or (c) any tender offer or exchange offer, that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the outstanding equity securities of a Party or any of its Subsidiaries.

“Affiliates” has the meaning for such term as used in Rule 145 under the Securities Act.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Certificate” has the meaning set forth in Section 1.11(b).

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and the Corruption of Foreign Public Officials Act (Canada).

“Anticipated Closing Date” has the meaning set forth in Section 1.6(a).

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Business Systems” means all software, computer hardware, servers, networks, platforms, peripherals, data communication lines and other information technology equipment, interfaces and related systems that are owned or used by a Person.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certifications” has the meaning set forth in Section 3.5(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company 409A Plan” has the meaning set forth in Section 2.14(m).

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Allocation Percentage” means 1.00 minus the Parent Allocation Percentage.

“Company Associate” means any current employee, independent contractor, officer or director of Company or any Company Affiliate.

“Company Audited and Interim Financials” has the meaning set forth in Section 2.5(b).

“Company Board Adverse Recommendation Change” has the meaning set forth in Section 5.2(b).

“Company Board of Managers” means the board of managers of Company.

“Company Board Recommendation” has the meaning set forth in Section 5.2(b).

“Company Common Units” has the meaning set forth in Section 2.4(a).

“Company Units” means the Company Common Units, the Company Profits Interest Common Units and/or the Company Series A Preferred Units.

“Company Contract” means any Contract: (a) to which Company or any Company Subsidiary is a party; or (b) by which Company or any Company Subsidiary or any Company IP Rights or any other asset of Company or a Company Subsidiary is bound or under which Company or any Company Subsidiary has any legally binding obligation.

“Company Counsel” means Pillsbury Winthrop Shaw Pittman LLP or other Company counsel engaged by Company.

“Company Designees” has the meaning set forth in Section 5.13.

“Company Disclosure Schedule” has the meaning set forth in Article 2.

“Company Employee Plan” has the meaning set forth in Section 2.14(e).

“Company Unaudited Financials” has the meaning set forth in Section 2.5(a).

“Company IP Rights” means all Intellectual Property owned, purported to be owned, or controlled by Company or any of its Subsidiaries that is necessary or used in the business of Company and its Subsidiaries as presently conducted or as presently proposed to be conducted.

“Company IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Company IP Rights.

“Company Leases” has the meaning set forth in Section 2.8.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Company and its Subsidiaries taken as a whole; or (b) the ability of Company to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Company Material Adverse Effect, except in the cases of clauses (i), (iv) and (v) to the extent the Company and its Subsidiaries taken as a whole, are disproportionately affected thereby, in which case the incremental disproportionate impact or impacts may be taken into account in the determination of the occurrence of the Company Material Adverse Effect: (i) conditions generally affecting the industries in which Company and its Subsidiaries participate or the United States or global economy or capital markets as a whole; (ii) any failure by Company or any of its Subsidiaries to meet internal projections or forecasts on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or forecasts may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (iv) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; (v) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements; or (vi) any action taken at the request of Parent.

“Company Material Contract” has the meaning set forth in Section 2.10(a).

“Company Member” means each holder of Company Units, and “Company Members” means all Company Members.

“Company Member Matters” has the meaning set forth in Section 5.2(a).

“Company Member Support Agreements” has the meaning set forth in the Recitals.

“Company Member Written Consent” has the meaning set forth in Section 2.2(b).

“Company Merger Date Equity Value” means the Company equity value ascribed by the Parties, such value being $36,600,000.

“Company Merger Shares” means the product determined by multiplying (a) the Post-Closing Parent Shares by (b) the Company Allocation Percentage.

“Company Permits” has the meaning set forth in Section 2.12(b).

“Company Product Candidates” has the meaning set forth in Section 2.12(d).

“Company Profits Interest Common Units” has the meaning set forth in Section 2.4(a).

“Company Profits Interest Merger Consideration” means the number of shares of Parent Common Stock equal to the quotient determined by dividing (a) the aggregate of the Merger Date Profits Interest Unit Net Values for all outstanding Company Profits Interests Common Units by (b) the Parent Stock Per Share Value.

“Company Proxy Statement / Information Statement” means the proxy statement/ information statement to be sent to Company’s members in connection with the approval of this Agreement and the Merger (by signing the Company Member Written Consent).

“Company Registered IP” means all Company IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Company Regulatory Permits” has the meaning set forth in Section 2.12(d).

“Company Series A Preference Shares” means the number of shares of Parent Common Stock equal to the quotient determined by dividing (a) the product of $1,089.00 multiplied by the number of Company Series A Preferred Units outstanding as of the Effective Time, by (b) the Parent Stock Per Share Value.

“Company Series A Preferred Units” has the meaning set forth in Section 2.4(a).

“Company Subsidiary” has the meaning set forth in Section 2.1(a).

“Company Termination Fee” has the meaning set forth in Section 9.3(b).

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Company as of September 30, 2018 provided in Section 2.5(a) of the Company Disclosure Schedule.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated June 1, 2018, between Company and Parent, as amended by (i) the Amendment to Mutual Non-Disclosure Agreement, dated November 18, 2018, between Company and Parent and (ii) the Amendment No. 2 to Mutual Non-Disclosure Agreement, dated December 18, 2018, between Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Nasdaq Reverse Split, and the other transactions and actions contemplated by the Agreement.

“Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Costs” has the meaning set forth in Section 5.7(a).

“D&O Indemnified Parties” has the meaning set forth in Section 5.7(a).

“D&O Tail Policy” has the meaning set forth in Section 5.7(c).

“Data Security Requirements” means all of the following to the extent relating to data treatment (including the access, collection, storage, transfer, processing, sharing, and use of data) or otherwise relating to privacy, security, data protection or data breach notification requirements: Legal Requirements applicable to the relevant Person; industry standards applicable to the industry in which the relevant Person operates, Contracts into which the relevant Person has entered or by which it is otherwise bound, and the relevant Person’s own rules, policies, and procedures and any other rules, policies, or procedures by which the relevant Person is bound or to which the relevant Person has committed.

“Determination Date” has the meaning set forth in Section 1.6(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dispute Notice” has the meaning set forth in Section 1.6(b).

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Drug Regulatory Agency” has the meaning set forth in Section 2.12(c).

“Effect” means any effect, change, event, circumstance, or development.

“Effective Time” has the meaning set forth in Section 1.3.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.8(a).

“Exchange Fund” has the meaning set forth in Section 1.8(a).

“Exchange Ratio” means, subject to adjustment pursuant to Section 1.5(e), the following ratio (with such ratio being calculated to the nearest 1/10,000 of a share): the quotient obtained by dividing (a) the number of Company Merger Shares minus the sum of (x) Company Profits Interest Merger Consideration plus (y) Company Series A Preference Shares, by (b) the number of Company Common Units and Company Series A Preferred Units.

“Existing Company D&O Policies” has the meaning set forth in Section 2.16(b).

“Existing Parent D&O Policies” has the meaning set forth in Section 3.16(b).

“FDA” has the meaning set forth in Section 2.12(c).

“FDCA” has the meaning set forth in Section 2.12(c).

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to all Company Members in the Merger, including all shares of Parent Common Stock to be issued in exchange for all Company Units in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Fraud” means any misrepresentation, deceit, or concealment of a material fact with the intention to deceive or otherwise cause injury.

“GAAP” has the meaning set forth in Section 2.5(a).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental body of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority); or (d) self-regulatory organization (including Nasdaq and the Financial Industry Regulatory Authority).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-The-Money Parent Option” means each Parent Option that has an exercise price less than or equal to $1.35 per share of Parent Common Stock (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Parent Common Stock).

“Intellectual Property” means any or all of the following and all worldwide right title and interest therein : (a) patents, patent applications, including provisional applications, reissues, divisions, renewals, extensions, continuations, continuations-in-part, statutory invention registrations, invention disclosures and inventions (whether patentable or not), improvements and all documentation related to the foregoing, (b) trademarks and service mark applications and registrations unregistered trademarks and service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, and the goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof and all other rights corresponding thereto, (d) websites, and social media accounts, and all content related to social media and websites; and (e) software, object code, source code, formulae, databases and data collections, customer lists, trade secrets, know-how, confidential information, technology, and other proprietary rights and intellectual property.

“Investor Agreements” has the meaning set forth in Section 5.15.

“IRS” means the United States Internal Revenue Service.

“Issuance Date” has the meaning set forth in Section 1.12.

“Knowledge” means, (a) with respect to Parent, the actual knowledge of William McVicar and John McCabe, after reasonable inquiry; and (b) with respect to Company, the actual knowledge of David J. Arthur and Scott Jordan, after reasonable inquiry.

“Legacy Assets” means the HotShot business and the sodium channel blocker.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” has the meaning set forth in Section 2.11.

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 1.5(a)(ii).

“Merger Date Profits Interest Unit Net Value” means the dollar amount, but not below zero, determined individually for each Company Profits Interest Common Unit which is payable with respect to each such Company Profits Interest Common Unit based on the waterfall calculation methodology and the assumptions thereto set forth in Schedule 1.5 assuming the value of the Company Merger Shares available for distribution to Company Common Units, Company Series A Preferred Units and Company Profits Interest Common Units is the Company Merger Date Equity Value.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Units” has the meaning set forth in Section 3.4(e).

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in clause (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in clause (a).

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Listing Application” has the meaning set forth in Section 5.10.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio in the range approved by the holders of Parent Common Stock and otherwise mutually agreed to by Parent and Company that is effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

“Net Cash Calculation” has the meaning set forth in Section 1.6(a).

“Net Cash Schedule” has the meaning set forth in Section 1.6(a).

“Notice Period” has the meaning set forth in Section 5.3(c).

“Obligations” means any and all Debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Ordinary Course of Business” means, in the case of each of Company and Parent and for all periods, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and for periods following the date of this Agreement consistent with its operating plans delivered to the other Party pursuant to Section 4.1(c)(ii); provided, however, that, (a) during the Pre-Closing Period, the Ordinary Course of Business of each Party shall also include any actions expressly required or permitted by this Agreement, including the Contemplated Transactions and the Parent Pre-Closing Financing, (b) during the Pre-Closing Period, the Ordinary Course of Business for Company shall also include actions undertaken in connection with preparing to become a SEC reporting company listed on the Nasdaq Global Market or the Nasdaq Capital Market, and (c) the Ordinary Course of Business for Parent shall also include Parent’s restructuring plan to reduce its cost structure (including the reduction of Parent’s and its Subsidiaries’ workforce and the ending of Parent’s and its Subsidiaries’ Phase 2 clinical trial investigations of FLX-787 in amyotrophic lateral sclerosis and Charcot-Marie-Tooth) and actions required to effect the license, sale, divestiture and/or winding down of the Legacy Assets in accordance with the terms of this Agreement.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Parent 401(k) Plan” has the meaning set forth in Section 5.6(b).

“Parent 409A Plan” has the meaning set forth in Section 3.14(k).

“Parent” has the meaning set forth in the Preamble.

“Parent Affiliate” means any Person that is (or at any relevant time was) under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Parent Allocation Percentage” means 19.9%.

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any Parent Affiliate.

“Parent Audited Financial Statements” means the audited consolidated financial statements included in Parent’s Report on Form 10-K filed with the SEC for the period ended December 31, 2017.

“Parent Board Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).

“Parent Board of Directors” means the board of directors of Parent.

“Parent Board Recommendation” has the meaning set forth in Section 5.3(b).

“Parent Capital Stock” means Parent Common Stock and/or Parent preferred stock.

“Parent Common Stock” has the meaning set forth in Section 3.4(a).

“Parent Compensatory Warrant” means a warrant to purchase Parent Common Stock, such warrant having a value of up to $500,000, which Parent may issue to Wedbush Securities Inc. (or its Affiliates) in lieu of paying certain cash compensation to Wedbush Securities Inc. (or its Affiliates); provided that in no event shall the Parent Compensatory Warrant be exercisable prior to the Closing.

“Parent Contract” means any Contract: (a) to which Parent is a party; or (b) by which Parent or any Parent IP Rights or any other asset of Parent is bound or under which Parent has any obligation.

“Parent Counsel” means Duane Morris LLP or other Parent counsel designated by Parent.

“Parent Disclosure Schedule” has the meaning set forth in Article 3.

“Parent Employee Plan” has the meaning set forth in Section 3.14(c).

“Parent Equity Plan” has the meaning set forth in Section 3.4(b).

“Parent IP Rights” means all Intellectual Property owned, purported to be owned or controlled by Parent or any of its Subsidiaries that is necessary or used in the business of Parent and its Subsidiaries as presently conducted or as presently proposed to be conducted).

“Parent IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Parent IP Rights.

“Parent Intervening Event” has the meaning set forth in Section 5.3(c).

“Parent Leases” has the meaning set forth in Section 3.8.

“Parent Low Termination Fee” has the meaning set forth in Section 9.3(b).

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on (a) the business, condition (financial or otherwise), capitalization, assets, operations, or financial performance of Parent and its Subsidiaries taken as a whole; or (b) the ability of Parent to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Parent Material Adverse Effect: (i) any change in the cash position of Parent which results from operations in the Ordinary Course of Business; (ii) conditions generally affecting the industries in which Parent participates or the United States or global economy or capital markets as a whole; (iii) any failure of Parent to meet internal projections or forecasts or third-party revenue or earnings predictions on or after the date of this Agreement or any change in the price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any such failure to meet projections, forecasts or predictions or any change in stock price or trading volume may constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (v) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements; (vii) the license, sale, divestiture and/or winding down of the Legacy Assets to be consummated after the Effective Time; or (viii) any action taken at the request of Company.

“Parent Material Contract” has the meaning set forth in Section 3.10.

“Parent Net Cash” shall mean cash and cash equivalents of Parent and its Subsidiaries projected to be on Parent’s or its Subsidiaries’ books as of the Closing, without duplication, plus any payments as to which receipt by Parent is reasonably certain as determined in Company’s and Parent’s reasonable discretion, plus any amounts payable to Parent by Company, in accordance with this Agreement or as otherwise agreed to by the Company, as cost or expense reimbursements (which shall be deemed to include a pro rata portion, for the period after the Closing, of Parent’s Workiva prepaid costs), plus short-term investments of Parent, plus accounts receivable of Parent, minus accounts payable and accrued expenses of Parent (without redundancy for any obligations noted below), minus unpaid change in control, severance or retention payments, minus any and all unpaid or outstanding Terminated Parent Associate Payments, minus unpaid transactions fees and expenses (including legal, accounting and investment banking fees and expenses), and minus any and all other liabilities, commitments and contingent liabilities of Parent of a type required to be reflected on a balance sheet prepared in accordance with GAAP.

“Parent Options” means options to purchase shares of Parent Common Stock issued or granted by Parent.

“Parent Outstanding Shares” means, subject to Section 1.5(e), the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time assuming, without limitation or duplication, (a) the exercise of each In-The-Money Parent Option outstanding as of immediately prior to the Effective Time, solely to the extent such Parent Option will not be exercised prior thereto, and (b) the issuance of shares of Parent Common Stock in respect of all other options, warrants or rights to receive such shares, in each case that will be outstanding immediately after the Effective Time, have an exercise price less than $1.35 per share of Parent Common Stock (such exercise price subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Parent Common Stock) and are specifically listed in the calculation; provided, however, that notwithstanding the foregoing, all shares of Parent Common Stock issued in the Parent Pre-Closing Financing, all Parent Compensatory Warrants and all Warrants shall be excluded from such total (i.e., the Company Allocation Percentage and Parent Allocation Percentage contemplated by the Exchange Ratio are intended to be determined in the absence of the Parent Pre-Closing Financing, the Parent Compensatory Warrants and the Warrants).

“Parent Outstanding Shares Certificate” has the meaning set forth in Section 1.11(a).

“Parent Permits” has the meaning set forth in Section 3.12(b).

“Parent Pre-Closing Financing” means the sale and issuance of Parent Common Stock to be consummated prior to the Closing to the extent that Company has consented in writing to such sale and issuance (such consent not to be unreasonably withheld, conditioned or delayed).

“Parent Product Candidates” means Parent’s sodium channel blocker and any other product candidates under consideration by Parent.

“Parent Registered IP” means all Parent IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Parent Regulatory Permits” has the meaning set forth in Section 3.12(c).

“Parent Restricted Stock” has the meaning set forth in Section 3.4(b).

“Parent SEC Documents” has the meaning set forth in Section 3.5(a).

“Parent Stock Per Share Value” means the Company Merger Date Equity Value divided by the Company Merger Shares.

“Parent Stockholder” means each holder of Parent Capital Stock, and “Parent Stockholders” means all Parent Stockholders.

“Parent Stockholder Matters” has the meaning set forth in Section 5.3(a).

“Parent Stockholders’ Meeting” has the meaning set forth in Section 5.3(a).

“Parent Stockholder Support Agreements” has the meaning set forth in the Recitals.

“Parent Target Net Cash” has the meaning set forth in Section 1.12(e).

“Parent Termination Fee” has the meaning set forth in Section 9.3(b).

“Parent Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Parent included in Parent’s Report on Form 10-Q filed with the SEC for the period ended September 30, 2018.

“Party” means each of Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means an Acquisition Agreement that constitutes a Superior Offer.

“Person” means any individual, Entity or Governmental Body.

“Post-Closing Parent Shares” mean the quotient determined by dividing (a) the Parent Outstanding Shares by (b) the Parent Allocation Percentage.

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Proxy Statement / Prospectus / Information Statement” means the proxy statement/prospectus/information statement to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Qualified Financing” has the meaning set forth in Section 1.12(d).

“Representatives” means directors, officers, other employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Required Merger Sub Member Vote” has the meaning set forth in Section 3.2(b).

“Required Company Member Vote” has the meaning set forth in Section 2.2(b).

“Required Parent Stockholder Vote” has the meaning set forth in Section 3.2(b).

“Response Date” has the meaning set forth in Section 1.6(b).

“Right” has the meaning set forth in Section 1.12.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means (i) any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) or (ii) with respect to Company, a public offering of any of the Company’s capital stock or other equity securities or the listing of the Company or any of its capital stock or other equity securities on a stock exchange or any similar market.

“Subscription Agreement” has the meaning set forth in the Recitals.

“Subsidiary” means an Entity of which another Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors, board of managers or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means a bona fide Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) made by a third party that is on terms and conditions that the Parent Board of Directors determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that Parent Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor, if any, (i) is more favorable, from a financial point of view, to the Parent Stockholders than the terms of the Merger, taking into account any factors that the Parent Board of Directors deems appropriate; and (ii) is reasonably capable of being consummated.

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Terminated Parent Associates” has the meaning set forth in Section 5.6(a).

“Terminated Parent Associate Payments” has the meaning set forth in Section 5.6(a).

“Transfer Taxes” means any and all transfer, documentary, conveyance, sales, use, gross receipts, stamp, registration, filing, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest and additions to tax), including any real property or leasehold interest transfer or gains Tax and any similar Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Warrant” has the meaning set forth in Section 1.12.

“Warrant Distribution” has the meaning set forth in Section 1.12.

“Warrant Aggregate Value” has the meaning set forth in Section 1.12(e).

“Warrant Exercise Price” has the meaning set forth in Section 1.12(a).

“Warrant Shares” has the meaning set forth in Section 1.12(e).

“Willful Breach” shall mean an action or omission that constitutes a breach of a covenant that was taken or omitted to be taken for the purpose of breaching such covenant and was not merely a volitional action or omission.

“Willful Misrepresentation” shall mean that an action or omission that constitutes a breach of a representation or warranty that was taken or omitted to be taken for the purpose of misleading the party to whom such representation or warranty was made and was not merely a volitional action or omission.

Schedule A

Persons Executing Company Member Support Agreements

Jonathan P. Northrup (Executive Chairman and Manager)

Sunil Sharma, Ph.D. (Manager)

David J. Arthur (President & Chief Executive Officer and Manager)

Scott Jordan (Chief Financial Officer)

Schedule A

Schedule B

Persons Executing Parent Stockholder Support Agreements

William McVicar (Chief Executive Officer and Director)

John McCabe (Chief Financial Officer)

Peter Barton Hutt (Director)

Marc Kozin (Director)

Stuart Randle (Director)

Michelle Stacy (Director)

Roger Tung (Director)

Schedule B

Annex B

Voting Agreement

This Voting Agreement (this “Agreement”), dated as of January 3, 2019, is entered into by and between the undersigned member (“Unit Holder”) of Salarius Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), Flex Pharma, Inc., a Delaware corporation (“Parent”), and solely with respect to Section 3(b)(ii) and Section 3(c), Company. Parent and the Unit Holder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, concurrently with or following the execution of this Agreement, the Company, Parent, and Falcon Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), have entered, or will enter, into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, concurrently with or following the execution of this Agreement, Unit Holder has entered into or will enter into a Lock-Up Agreement in connection with the Merger (the “Lock-Up Agreement”);

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Unit Holder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the limited liability company interests of the Company p(“Company Interests”) Beneficially Owned by Unit Holder and set forth below Unit Holder’s signature on the signature page hereto (the “Original Interests” and, together with any additional Company Interests pursuant to Section 6 hereof, the “Interests”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that Unit Holder, and Unit Holder has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(b) “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2. Representations of Unit Holder. Unit Holder represents and warrants to Parent that:

(a) Ownership of Interests. Unit Holder: (i) is the Beneficial Owner of all of the Original Interests free and clear of all Encumbrances, other than those created by this Agreement, those created by the Lock-Up Agreement, those provided in the limited liability company operating agreement of the Company, or those pursuant to federal or state securities law; and (ii) has the sole voting power over all of the Original Interests. Except pursuant to this

Agreement, the Lock-Up Agreement and the Company’s limited liability company operating agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Unit Holder is a party relating to the pledge, disposition, or voting of any of the Original Interests and there are no voting trusts or voting agreements with respect to the Original Interests.

(b) Disclosure of All Interests Owned. Unit Holder does not Beneficially Own any Company Interests other than: (i) the Original Interests; and (ii) any options, warrants, or other rights to acquire any additional Company Interests or any security exercisable for or convertible into Company Interests, set forth on the signature page of this Agreement (collectively, “Options”).

(c) Power and Authority; Binding Agreement. Unit Holder has full power and authority and, if Unit Holder is an individual, legal capacity to enter into, execute, and deliver this Agreement and to perform fully Unit Holder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Unit Holder and constitutes the legal, valid, and binding obligation of Unit Holder, enforceable against Unit Holder in accordance with its terms.

(d) No Conflict. None of the execution and delivery of this Agreement by Unit Holder, the consummation by Unit Holder of the transactions contemplated hereby, or compliance by Unit Holder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument or Legal Requirement applicable to Unit Holder or to Unit Holder’s property or assets except as would not materially impair or materially adversely affect the ability of Unit Holder to perform Unit Holder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

(e) No Consents. No Consent of, or registration, declaration, or filing with, any Governmental Body or any other Person on the part of Unit Holder is required in connection with the valid execution and delivery of this Agreement. If the Unit Holder is an individual, no consent of Unit Holder’s spouse is necessary under any “community property” or other laws in order for Unit Holder to enter into and perform its obligations under this Agreement.

(f) No Litigation. There is no action, suit, investigation, or proceeding (whether judicial, arbitral, administrative, or other) (each an “Action”) pending against, or, to the knowledge of Unit Holder, threatened against or affecting, Unit Holder that would reasonably be expected to materially impair or materially adversely affect the ability of Unit Holder to perform Unit Holder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3. Agreement to Vote Interests; Irrevocable Proxy; Documentation and Information.

(a) Agreement to Vote and Approve. Unit Holder agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Company members with respect to any of the following matters, to vote or cause the holder of record to vote the Interests: (i) in favor of (1) the Merger Agreement, the Merger, the Company Stockholder Matters and the other transactions contemplated by the Merger Agreement, and (2) any proposal to adjourn or postpone such meeting of members of the Company to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Acquisition Proposal with respect to Company, Acquisition Agreement executed or entered into by, or with respect to, Company, or any of the transactions contemplated thereby, and (2) any action, proposal, transaction, or agreement that would reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s, or Merger Sub’s conditions under the Merger Agreement.

(b) Irrevocable Proxy.

(i) Unit Holder hereby appoints Parent and any designee of Parent, and each of them individually, until the Expiration Time (at which time this proxy shall automatically be revoked), its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Interests in accordance with Section 3(a). This proxy and power of attorney is given to secure the performance of the duties of Unit Holder under this Agreement. Unit Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Unit Holder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by Unit Holder with respect to the Interests. If the Unit Holder is an individual, the power of attorney granted by Unit Holder herein is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of Unit Holder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(ii) The Company agrees that to the extent any previous proxy granted in favor of the Company is not revoked pursuant to the terms of Section 3(b)(i) and solely to the extent such previous proxy is applicable to the matters set forth herein, the Company shall, at any annual or special meeting of the Company called with respect to the matters specified in Section 3(a), and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Company members with respect to any of the matters specified in Section 3(a), vote or cause the holder of record to vote the Interests in accordance with the provisions of Section 3(a).

(c) Documentation and Information. Unit Holder hereby permits and authorizes each of Parent and the Company to publish and disclose in all documents and schedules filed with the Securities and Exchange Commission, and any other disclosure document that Parent or the Company reasonably determines to be required by applicable law in connection with the Merger and any transactions contemplated by the Merger Agreement, the Unit Holder’s identity and ownership of the Interests and the nature of the Unit Holder’s commitments and obligations under this Agreement; provided that each of Parent or the Company, as the case may be, shall afford the Unit Holder reasonable advanced notice to review and comment on such disclosure. The Company is an intended third-party beneficiary of this Section 3(c).

4. No Voting Trusts or Other Arrangement. Unit Holder agrees that during the term of this Agreement Unit Holder will not, and will not permit any entity under Unit Holder’s control to, deposit any of the Interests in a voting trust, grant any proxies with respect to the Interests, or subject any of the Interests to any arrangement with respect to the voting of the Interests other than agreements entered into with Parent.

5. Transfer and Encumbrance. Unit Holder agrees that during the term of this Agreement, Unit Holder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition (if the Unit Holder is an individual), by operation of law, or otherwise), or encumber (“Transfer”) any of the Interests or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of, any of the Interests or Unit Holder’s voting or economic interest therein. Any attempted Transfer of Interests or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Interests by Unit Holder (i) if Unit Holder is an individual, to any member of Unit Holder’s immediate family, or to a trust for the benefit of Unit Holder or any member of Unit Holder’s immediate family, or upon the death of Unit Holder or (ii) if Unit Holder is not an individual, to an Affiliate of Unit Holder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. Notwithstanding the foregoing, this Section 5 shall not prohibit a Transfer of the interests by Unit Holder if the Unit Holder is permitted to make such a Transfer pursuant to the Lock-Up Agreement.

6. Additional Interests. Unit Holder agrees that all Company Interests that Unit Holder purchases, acquires the right to vote, or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement and shall constitute Interests for all purposes of this Agreement. In the event of any split of Company Interests, dividend of Company Interests, merger, reorganization, recapitalization, reclassification, combination, exchange of Interests, or the like of the membership interests of the Company affecting the Interests, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be deemed to be “Interests” for all purposes of this Agreement.

7. Waiver of Certain Other Actions. Unit Holder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against the Parent, the Company, or any of their respective Subsidiaries or successors: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (b) to the fullest extent permitted under law, alleging a breach of any duty of the Board of Directors of the Company or the Parent in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby.

8. Termination. This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; and (c) the termination of this Agreement by mutual written consent of the Parties. Nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.

9. No Solicitation. Subject to Section 10, Unit Holder shall not, and (to the extent applicable) shall cause its Subsidiaries not to, and (to the extent applicable) shall use commercially reasonable efforts to cause its Representatives not to, directly or indirectly: (a) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (b) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal; (c) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal; (d) enter into an Acquisition Agreement relating to the Company; (e) solicit proxies with respect to an Acquisition Proposal with respect to Company (other than the Merger and the Merger Agreement) or otherwise encourage or assist any Person in taking or planning any action that would reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; or (e) initiate a members’ vote or action by written consent of the Company’s members with respect to an Acquisition Proposal with respect to Company.

10. No Agreement as Manager or Officer. Unit Holder makes no agreement or understanding in this Agreement in Unit Holder’s capacity as a manager or officer of the Company or any of its subsidiaries (if Unit Holder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Unit Holder in Unit Holder’s capacity as such a manager or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict Unit Holder from exercising Unit Holder’s fiduciary duties as an officer or manager to the Company or its members.

11. Further Assurances. Unit Holder agrees, from time to time, at the reasonable request of Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

12. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, Unit Holder hereby authorizes the

Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Interests (and that this Agreement places limits on the voting and transfer of the Interests), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

13. Specific Performance. Each Party hereto acknowledges that it will be impossible to measure in money the damage to the other Party if a Party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other Party will not have an adequate remedy at law or damages. Accordingly, each Party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other Party has an adequate remedy at law. Each Party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other Party’s seeking or obtaining such equitable relief.

14. Entire Agreement. This Agreement, together with the Lock-Up Agreement supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

15. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. For convenience, the transmittal of communications sent pursuant to this Section 15 may be supplemented via email delivery of such communication; provided, however, such email delivery shall not constitute notice under this Agreement. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 15):

If to Parent:

Flex Pharma, Inc.

31 St. James Avenue, 6th floor

Boston, MA 02116

Attention: Chief Executive Officer

Fax: None

Email: wmcvicar@flex-pharma.com

If to Unit Holder, to the address or facsimile number set forth for Unit Holder on the signature page hereof.

16. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b) Submission to Jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction over such action or proceeding, in another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction over such action or proceeding, in the federal district court for the District of Delaware). Each of the Parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 15 or in such other manner as may be permitted by applicable laws, will be valid and sufficient service thereof. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 16(b); (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise); and (iii) to the fullest extent permitted by the applicable law, any claim that (x) the suit, action, or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action, or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 16(c).

(d) Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Section Headings. All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(g) Assignment. Neither Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party hereto. Subject to the preceding sentence, this

Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment contrary to the provisions of this Section 16(g) shall be null and void.

(h) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

FLEX PHARMA, INC.

By:	/s/ William K. McVicar
Name:	William K. McVicar
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

SALARIUS PHARMACEUTICALS, LLC

By:	/s/ David J. Arthur
Name:	David J. Arthur
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

DAVID J. ARTHUR

By:	/s/ David J. Arthur
Name:	David J. Arthur
Address:

Fax:
Email:	darthur@salariuspharma.com

Interests Beneficially Owned as of the date of this Agreement:

Interests
Common Units	0
Profits Interest Common Units	871.25
Series A Preferred Units	0

SCHEDULE

Omitted Voting Agreements

	Interests
Name of Unit Holder	Common Units	Profits Interest Common Units	Series A Preferred Units
Scott Jordan	0	240	0
Jonathan P. Northrup	709	1,872	30
Sunil Sharma	696	1,873	52

Annex C

Voting Agreement

This Voting Agreement (this “Agreement”), dated as of January 3, 2019, is entered into by and between the undersigned holder (“Securityholder”), a holder of shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Flex Pharma, Inc., a Delaware corporation (“Parent”), Parent restricted stock, or options to purchase shares of Common Stock (collectively, “Parent Securities”), Salarius Pharmaceuticals, LLC, a Delaware limited liability company (the “Company”), and solely with respect to Section 3(b)(ii) and Section 3(c), Parent. The Company and the Securityholder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, concurrently with or following the execution of this Agreement, the Company, Parent, and Falcon Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), have entered, or will enter, into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, concurrently with or following the execution of this Agreement, Securityholder has entered into or will enter into a Lock-Up Agreement in connection with the Merger (the “Lock-Up Agreement”);

WHEREAS, in order to induce the Company to enter into the Merger Agreement, Securityholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the Parent Securities Beneficially Owned by Securityholder and set forth below Securityholder’s signature on the signature page hereto (the “Original Securities” and, together with any additional Parent Securities pursuant to Section 6 hereof, the “Securities”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required that Securityholder, and Securityholder has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(b) “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2. Representations of Securityholder. Securityholder represents and warrants to the Company that:

(a) Ownership of Securities. Securityholder: (i) is the Beneficial Owner of all of the Original Securities free and clear of all Encumbrances, other than those created by this Agreement, those created by the Lock-Up Agreement, those provided in the by-laws of the Parent, or those pursuant to federal or state securities law; and (ii) has the sole voting power over all of the Original Securities. Except pursuant to this Agreement and the

Lock-Up Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Securityholder is a party relating to the pledge, disposition, or voting of any of the Original Securities and there are no voting trusts or voting agreements with respect to the Original Securities.

(b) Disclosure of All Securities Owned. Securityholder does not Beneficially Own any Parent Securities other than: (i) the Original Securities; and (ii) any options, warrants, or other rights to acquire any additional Parent Securities or any security exercisable for or convertible into Parent Securities, set forth on the signature page of this Agreement (collectively, “Options”).

(c) Power and Authority; Binding Agreement. Securityholder has full power and authority and, if Securityholder is an individual, legal capacity to enter into, execute, and deliver this Agreement and to perform fully Securityholder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Securityholder and constitutes the legal, valid, and binding obligation of Securityholder, enforceable against Securityholder in accordance with its terms.

(d) No Conflict. None of the execution and delivery of this Agreement by Securityholder, the consummation by Securityholder of the transactions contemplated hereby, or compliance by Securityholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument or Legal Requirement applicable to Securityholder or to Securityholder’s property or assets except as would not materially impair or materially adversely affect the ability of Securityholder to perform Securityholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

(e) No Consents. No Consent of, or registration, declaration, or filing with, any Governmental Body or any other Person on the part of Securityholder is required in connection with the valid execution and delivery of this Agreement. If the Securityholder is an individual, no consent of Securityholder’s spouse is necessary under any “community property” or other laws in order for Securityholder to enter into and perform its obligations under this Agreement.

(f) No Litigation. There is no action, suit, investigation, or proceeding (whether judicial, arbitral, administrative, or other) (each an “Action”) pending against, or, to the knowledge of Securityholder, threatened against or affecting, Securityholder that would reasonably be expected to materially impair or materially adversely affect the ability of Securityholder to perform Securityholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3. Agreement to Vote Securities; Irrevocable Proxy; Documentation and Information.

(a) Agreement to Vote and Approve. Securityholder agrees during the term of this Agreement, at any annual or special meeting of the Parent called with respect to the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Parent stockholders with respect to any of the following matters, to vote or cause the holder of record to vote the Securities: (i) in favor of (1) the Parent Stockholder Matters and the other transactions contemplated by the Merger Agreement, and (2) any proposal to adjourn or postpone such meeting of stockholders of the Parent to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Acquisition Proposal with respect to Parent, Acquisition Agreement executed or entered into by, or with respect to, Parent, or any of the transactions contemplated thereby, and (2) any action, proposal, transaction, or agreement that would reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s, or Merger Sub’s conditions under the Merger Agreement.

(b) Irrevocable Proxy.

(i) Securityholder hereby appoints the Company and any designee of the Company, and each of them individually, until the Expiration Time (at which time this proxy shall automatically be revoked), its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Securities in accordance with Section 3(a). This proxy and power of attorney is given to secure the performance of the duties of Securityholder under this Agreement. Securityholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Securityholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by Securityholder with respect to the Securities. If the Securityholder is an individual, the power of attorney granted by Securityholder herein is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of Securityholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

(ii) Parent agrees that to the extent any previous proxy granted in favor of Parent is not revoked pursuant to the terms of Section 3(b)(i) and solely to the extent such previous proxy is applicable to the matters set forth herein, Parent shall, at any annual or special meeting of the Parent called with respect to the matters specified in Section 3(a), and at every adjournment or postponement thereof, and on every action or approval by written consent or consents of the Parent stockholders with respect to any of the matters specified in Section 3(a), vote or cause the holder of record to vote the Securities in accordance with the provisions of Section 3(a).

(c) Documentation and Information. Securityholder hereby permits and authorizes each of Parent and the Company to publish and disclose in all documents and schedules filed with the Securities and Exchange Commission, and any other disclosure document that Parent or the Company reasonably determines to be required by applicable law in connection with the Merger and any transactions contemplated by the Merger Agreement, the Securityholder’s identity and ownership of the Securities and the nature of the Securityholder’s commitments and obligations under this Agreement; provided that each of Parent or the Company, as the case may be, shall afford the Securityholder reasonable advanced notice to review and comment on such disclosure. Parent is an intended third-party beneficiary of this Section 3(c).

4. No Voting Trusts or Other Arrangement. Securityholder agrees that during the term of this Agreement Securityholder will not, and will not permit any entity under Securityholder’s control to, deposit any of the Securities in a voting trust, grant any proxies with respect to the Securities, or subject any of the Securities to any arrangement with respect to the voting of the Securities other than agreements entered into with the Company.

5. Transfer and Encumbrance. Securityholder agrees that during the term of this Agreement, Securityholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition (if the Securityholder is an individual), by operation of law, or otherwise), or encumber (“Transfer”) any of the Securities or enter into any contract, option, or other agreement with respect to, or consent to, a Transfer of, any of the Securities or Securityholder’s voting or economic interest therein. Any attempted Transfer of Securities or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Securities by Securityholder (i) if Securityholder is an individual, to any member of Securityholder’s immediate family, or to a trust for the benefit of Securityholder or any member of Securityholder’s immediate family, or upon the death of Securityholder or (ii) if Securityholder is not an individual, to an Affiliate of Securityholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to be bound by all of the terms of this Agreement. Notwithstanding the foregoing, this Section 5 shall not prohibit a Transfer of the Securities by Securityholder if the Securityholder is permitted to make such a Transfer pursuant to the Lock-Up Agreement.

6. Additional Securities. Securityholder agrees that all Parent Securities that Securityholder purchases, acquires the right to vote, or otherwise acquires Beneficial Ownership of, but excluding Parent Securities underlying unexercised Options, after the execution of this Agreement and prior to the Expiration Time shall be subject to the terms and conditions of this Agreement and shall constitute Securities for all purposes of this Agreement. In the event of any split of Parent Securities, dividend of Parent Securities, merger, reorganization, recapitalization, reclassification, combination, exchange of Securities, or the like of the securities of the Parent affecting the Securities, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be deemed to be “Securities” for all purposes of this Agreement.

7. Waiver of Certain Other Actions. Securityholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Action, derivative or otherwise, against the Parent, the Company, or any of their respective Subsidiaries or successors: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (b) to the fullest extent permitted under law, alleging a breach of any duty of the Board of Directors of the Company or the Parent in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby.

8. Termination. This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; and (c) the termination of this Agreement by mutual written consent of the Parties. Nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.

9. No Solicitation. Subject to Section 10, Securityholder shall not, and (to the extent applicable) shall cause its Subsidiaries not to, and (to the extent applicable) shall use commercially reasonable efforts to cause its Representatives not to, directly or indirectly: (a) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (b) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal; (c) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal; (d) enter into an Acquisition Agreement relating to Parent; (e) solicit proxies with respect to an Acquisition Proposal with respect to Parent or Merger Sub (other than the Merger and the Merger Agreement) or otherwise encourage or assist any Person in taking or planning any action that would reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; or (e) initiate a stockholders’ vote or action by written consent of the Parent’s stockholders with respect to an Acquisition Proposal with respect to Parent.

10. No Agreement as Director or Officer. Securityholder makes no agreement or understanding in this Agreement in Securityholder’s capacity as a director or officer of the Parent or any of its subsidiaries (if Securityholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Securityholder in Securityholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict Securityholder from exercising Securityholder’s fiduciary duties as an officer or director to Parent or its stockholders.

11. Further Assurances. Securityholder agrees, from time to time, at the reasonable request of the Company and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

12. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, Securityholder hereby authorizes Parent or its counsel to notify the Parent’s transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of the Securities), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by Parent following the Expiration Time.

13. Specific Performance. Each Party hereto acknowledges that it will be impossible to measure in money the damage to the other Party if a Party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other Party will not have an adequate remedy at law or damages. Accordingly, each Party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other Party has an adequate remedy at law. Each Party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other Party’s seeking or obtaining such equitable relief.

14. Entire Agreement. This Agreement, together with the Lock-Up Agreement supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

15. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. For convenience, the transmittal of communications sent pursuant to this Section 15 may be supplemented via email delivery of such communication; provided, however, such email delivery shall not constitute notice under this Agreement. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 15):

If to the Company:

Salarius Pharmaceuticals, LLC

2450 Holcombe Blvd.Suite J-608Houston TX 77021

Attention: Chief Executive Officer

Fax: None

Email: darthur@salariuspharma.com

If to Securityholder, to the address or facsimile number set forth for Securityholder on the signature page hereof.

16. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b) Submission to Jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns shall be brought and determined exclusively in the

Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction over such action or proceeding, in another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction over such action or proceeding, in the federal district court for the District of Delaware). Each of the Parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 15 or in such other manner as may be permitted by applicable laws, will be valid and sufficient service thereof. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 16(b); (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise); and (iii) to the fullest extent permitted by the applicable law, any claim that (x) the suit, action, or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action, or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 16(c).

(d) Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Section Headings. All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(g) Assignment. Neither Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment contrary to the provisions of this Section 16(g) shall be null and void.

(h) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

FLEX PHARMA, INC.

By:	/s/ William K. McVicar
Name:	William K. McVicar
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

SALARIUS PHARMACEUTICALS, LLC

By:	/s/ David J. Arthur
Name:	David J. Arthur
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

WILLIAM K. MCVICAR

By:	/s/ William K. McVicar
Name:	William K. McVicar
Address:

Fax:
Email:	wmcvicar@flex-pharma.com

Original Securities Beneficially Owned as of the date of this Agreement:

Original Securities
Common Stock	—
Restricted Stock	—
Options to Purchase Common Stock	859,696

SCHEDULE

Omitted Voting Agreements

	Original Securities Beneficially Owned
Name of Securityholder	Common Stock	Restricted Stock	Options to Purchase Common Stock
John McCabe	1,650	—	503,601
Peter Barton Hutt	11,675	—	77,026
Marc Kozin	4,500	—	77,026
Stuart Randle	—	—	77,026
Michelle Stacy	2,585	—	52,000
Roger Tung	5,837	—	39,340
Thomas Wessel	57,064	—	227,633

Annex D

LOCK-UP AGREEMENT

January 3, 2019

Salarius Pharmaceuticals LLC

2450 Holcombe Boulevard, Suite J-608

Houston TX 77021

Ladies and Gentlemen:

In connection with the proposed acquisition of Salarius Pharmaceuticals LLC (“Salarius”) by Flex Pharma, Inc. (“Flex”) whereby Falcon Acquisition Sub, LLC, a wholly-owned subsidiary of Flex, will merge with and into Salarius (the “Merger”), and in consideration of Salarius proceeding with the Merger as contemplated by the Agreement and Plan of Merger dated January 3, 2019 (the “Merger Agreement”), the receipt and sufficiency of such consideration being hereby acknowledged and accepted, and in order to induce Salarius to close the Merger, the undersigned (“Securityholder”), a holder of common units, profits interest common units and/or Series A preferred units of Salarius (collectively, “Salarius Securities”) who or that will receive shares of Flex’s Common Stock in exchange for his, her or its Salarius Securities in connection with the Merger hereby agrees with Salarius as follows:

1. During the Lock-Up Period (as defined below), Securityholder shall not, directly or indirectly, without the prior written consent of Salarius (or, from and after the effective time of the Merger (the “Effective Time”), Flex) and subject to the exceptions set forth in this Lock-up Agreement (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any (i) Salarius Securities or (ii) shares of Flex Common Stock or any securities convertible into, exchangeable for or that represent the right to receive shares of Flex Common Stock, in each case, whether now owned or hereinafter acquired, owned directly by Securityholder (including holding as a custodian) or with respect to which Securityholder has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (collectively, the “Locked-Up Securities”), or publicly disclose an intention to effect any such transaction, (b) effect any short sale or enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Encumbrance or by establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to) any Locked-Up Securities, or publicly disclose an intention to effect any such transaction, (c) take any action that would make any representation or warranty of Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling Securityholder from performing Securityholder’s obligations under this Lock-Up Agreement, or (d) make any demand for or exercise any right with respect to the registration of any Salarius Securities, any shares of Flex Common Stock or any security convertible into or exercisable or exchangeable for Flex Common Stock, in each case, other than (1) transfers of the Locked-Up Securities as a bona fide gift or gifts, (2) transfers or dispositions of the Locked-Up Securities to any trust for the direct or indirect benefit of Securityholder or the immediate family of Securityholder, (3) transfers or dispositions of the Locked-Up Securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of Securityholder, (4) transfers of the Locked-Up Securities to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act of 1933, as amended), current or former partners (general or limited), members or managers of Securityholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with Securityholder, (5) transfers that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, (6) transfers or dispositions not involving a change in beneficial ownership and (7) if Securityholder is a trust, transfers or dispositions to any beneficiary of Securityholder or the estate of any such beneficiary; provided that in the case of any transfer or distribution pursuant to clauses (1)-(7), (x) each transferee, donee or distributee shall execute and deliver to Salarius (or, from and after the Effective Time, Flex) a lock-up letter in substantially the form of this Lock-Up Agreement, (y) such transfer or distribution shall not involve a disposition of value and (z) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than (A) a filing at any time on a Form 5 or (B) a filing after the expiration of the Lock-Up Period on a Schedule 13D or Schedule 13G (or Schedule 13D/A or Schedule 13G/A). For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

2. Furthermore, notwithstanding the restrictions imposed by this Lock-Up Agreement, Securityholder may, without the prior written consent of Salarius (or, from and after the Effective Time, Flex), (a) exercise an option (including a net or cashless exercise of an option to the extent permitted pursuant to the terms thereof) to purchase shares of Flex Common Stock, and transfer shares of Flex Common Stock to Flex to cover tax withholding obligations of Securityholder in connection with any such option exercise, provided that the underlying shares of Flex Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement, (b) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Flex Common Stock, provided that such plan does not provide for any transfers of Flex Common Stock during the Lock-Up Period, (c) transfer or dispose of shares of Flex Common Stock acquired on the open market following the Closing Date, (d) transfer Locked-Up Securities to Salarius or Flex, as applicable, pursuant to arrangements under which Salarius or Flex, as applicable, has the option to repurchase such Locked-Up Securities or a right of first refusal with respect to transfers of such Locked-Up Securities, (e) convert the Series A units of Salarius into common units prior to or in connection with the consummation of the Merger, provided that any such common units received upon such conversion shall be subject to the terms of this Lock-Up Agreement and (f) sell, exchange or dispose of Salarius Securities in the Merger; provided that, with respect to each of clauses (a)-(b), no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Lock-Up Period (other than in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Flex Common Stock following such individual’s termination of employment with Salarius or Flex (or termination of such individual’s service as a member of the board of directors or board of managers of Salarius or Flex) that would otherwise expire during the Lock-Up Period, provided that reasonable notice shall be provided to Salarius and Flex prior to any such filing, and provided, further, that, for the avoidance of doubt, the underlying shares of Flex Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement).

3. As used in this Lock-Up Agreement, the term “Lock-Up Period” shall mean from and after the date hereof until the earlier to occur of (a) 90 days after the closing of the Merger or (b) such date and time as the Merger Agreement shall be terminated pursuant to Article 9 thereof or otherwise. Upon termination or expiration of the Lock-Up Period, this Lock-Up Agreement shall terminate and be of no further force or effect and no party shall have any further obligations or liabilities hereunder; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Lock-Up Agreement or acts of bad faith prior to termination hereof. As used in this Lock-Up Agreement, the term “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right or similar restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Securityholder also agrees and consents to the entry of stop transfer instructions with Salarius’ or Flex’s transfer agent and registrar against the transfer of the Locked-Up Securities, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, Flex, Salarius and their respective transfer agents are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. An attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the stock transfer books of Salarius or Flex.

Securityholder understands that Salarius will proceed with the Merger in reliance on this Lock-Up Agreement. Moreover, Securityholder understands and agrees that Salarius is relying upon the accuracy, completeness, and truth of Securityholder’s representations, warranties, agreements, and certifications contained in this Lock-Up Agreement.

Securityholder hereby represents and warrants that Securityholder has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of Securityholder shall be binding upon the successors, assigns, heirs or personal representatives of Securityholder.

Securityholder agrees that this Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof that would cause the laws of another jurisdiction to apply. In respect of any action or suit arising out of or relating to this Lock-Up Agreement, Securityholder hereby: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction over such action or proceeding, in another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction over such action or proceeding, in the federal district court for the District of Delaware); and (b) irrevocably waives the right to trial by jury.

Securityholder agrees that, to the extent that the terms of this Lock-Up Agreement conflict with or are in any way inconsistent with any prior investor rights agreement, prior registration rights agreement, prior market standoff agreement or any other prior lock-up or similar prior agreement to which Securityholder and either Salarius or Flex may be a party, this Lock-Up Agreement supersedes such prior agreement.

This Lock-Up Agreement may be executed by facsimile or electronic (i.e., PDF) transmission, which is deemed an original.

(Signature Page Follows)

Very truly yours,

David J. Arthur
(Print Name of Stockholder)

/s/ David J. Arthur
(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

SCHEDULE

Omitted Lock-up Agreements

Securityholder

Scott Jordan

Jonathan P. Northrup

Sunil Sharma

Annex E

LOCK-UP AGREEMENT

January 3, 2019

Salarius Pharmaceuticals LLC

2450 Holcombe Boulevard, Suite J-608

Houston TX 77021

Ladies and Gentlemen:

In connection with the proposed acquisition of Salarius Pharmaceuticals LLC (“Salarius”) by Flex Pharma, Inc. (“Flex”) whereby Falcon Acquisition Sub, LLC, a wholly-owned subsidiary of Flex, will merge with and into Salarius (the “Merger”), and in consideration of Salarius proceeding with the Merger as contemplated by the Agreement and Plan of Merger dated January 3, 2019 (the “Merger Agreement”), the receipt and sufficiency of such consideration being hereby acknowledged and accepted, and in order to induce Salarius to close the Merger, the undersigned (“Securityholder”), a holder of shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Flex, Flex restricted stock, or options to purchase shares of Common Stock of Flex (collectively, “Securities”), hereby agrees with Salarius as follows:

1. During the Lock-Up Period (as defined below), Securityholder shall not, directly or indirectly, without the prior written consent of Salarius (or, from and after the effective time of the Merger (the “Effective Time”), Flex) and subject to the exceptions set forth in this Lock-up Agreement (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into, exchangeable for or that represent the right to receive shares of Flex Common Stock, in each case, whether now owned or hereinafter acquired, owned directly by Securityholder (including holding as a custodian) or with respect to which Securityholder has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (collectively, the “Locked-Up Securities”), or publicly disclose an intention to effect any such transaction, except as required by applicable law, (b) effect any short sale or enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Encumbrance or by establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to) any Locked-Up Securities, or publicly disclose an intention to effect any such transaction, except as required by applicable law, (c) take any action that would make any representation or warranty of Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling Securityholder from performing Securityholder’s obligations under this Lock-Up Agreement, or (d) make any demand for or exercise any right with respect to the registration of any Securities or any security convertible into or exercisable or exchangeable for Flex Common Stock, in each case, other than (1) transfers of the Locked-Up Securities as a bona fide gift or gifts, (2) transfers or dispositions of the Locked-Up Securities to any trust for the direct or indirect benefit of Securityholder or the immediate family of Securityholder, (3) transfers or dispositions of the Locked-Up Securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of Securityholder, (4) transfers of the Locked-Up Securities to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act of 1933, as amended), current or former partners (general or limited), members or managers of Securityholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with Securityholder, (5) transfers that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, (6) transfers or dispositions not involving a change in beneficial ownership and (7) if Securityholder is a trust, transfers or dispositions to any beneficiary of Securityholder or the estate of any such beneficiary; provided that in the case of any transfer or distribution pursuant to clauses (1)-(7), (x) each transferee, donee or distributee shall execute and deliver to Salarius (or, from and after the Effective Time, Flex) a lock-up letter in substantially the form of this Lock-Up Agreement, (y) such transfer or distribution shall not involve a disposition of value and (z) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than (A) a filing at any time on a Form 5 or (B) a filing after the expiration of the Lock-Up Period on a Schedule 13D or Schedule 13G (or Schedule 13D/A or Schedule 13G/A). For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

2. Furthermore, notwithstanding the restrictions imposed by this Lock-Up Agreement, Securityholder may, without the prior written consent of Salarius (or, from and after the Effective Time, Flex), (a) exercise an option (including a net or cashless exercise of an option to the extent permitted pursuant to the terms thereof) to purchase shares of Flex Common Stock, and transfer shares of Flex Common Stock to Flex to cover tax withholding obligations of Securityholder in connection with any such option exercise, provided that the underlying shares of Flex Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement, (b) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Flex Common Stock, provided that such plan does not provide for any transfers of Flex Common Stock during the Lock-Up Period, (c) transfer or dispose of shares of Flex Common Stock acquired on the open market following the Closing Date, and (d) transfer Locked-Up Securities to Salarius or Flex, as applicable, pursuant to arrangements under which Salarius or Flex, as applicable, has the option to repurchase such Locked-Up Securities or a right of first refusal with respect to transfers of such Locked-Up Securities; provided that, with respect to each of clauses (a)-(b), no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Lock-Up Period (other than in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Flex Common Stock following such individual’s termination of employment with Flex (or termination of such individual’s service as a member of the board of directors of Flex) that would otherwise expire during the Lock-Up Period, provided that reasonable notice shall be provided to Salarius and Flex prior to any such filing, and provided, further, that, for the avoidance of doubt, the underlying shares of Flex Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement).

3. As used in this Lock-Up Agreement, the term “Lock-Up Period” shall mean from and after the date hereof until the earlier to occur of (a) 90 days after the closing of the Merger or (b) such date and time as the Merger Agreement shall be terminated pursuant to Article 9 thereof or otherwise. Upon termination or expiration of the Lock-Up Period, this Lock-Up Agreement shall terminate and be of no further force or effect and no party shall have any further obligations or liabilities hereunder; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Lock-Up Agreement or acts of bad faith prior to termination hereof. As used in this Lock-Up Agreement, the term “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right or similar restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Securityholder also agrees and consents to the entry of stop transfer instructions with Flex’s transfer agent and registrar against the transfer of the Locked-Up Securities, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, Flex and its transfer agents is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. An attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the stock transfer books of Flex.

Securityholder understands that Salarius will proceed with the Merger in reliance on this Lock-Up Agreement. Moreover, Securityholder understands and agrees that Salarius is relying upon the accuracy,

completeness, and truth of Securityholder’s representations, warranties, agreements, and certifications contained in this Lock-Up Agreement.

Securityholder hereby represents and warrants that Securityholder has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of Securityholder shall be binding upon the successors, assigns, heirs or personal representatives of Securityholder.

Securityholder agrees that this Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof that would cause the laws of another jurisdiction to apply. In respect of any action or suit arising out of or relating to this Lock-Up Agreement, Securityholder hereby: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction over such action or proceeding, in another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction over such action or proceeding, in the federal district court for the District of Delaware); and (b) irrevocably waives the right to trial by jury.

Securityholder agrees that, to the extent that the terms of this Lock-Up Agreement conflict with or are in any way inconsistent with any prior investor rights agreement, prior registration rights agreement, prior market standoff agreement or any other prior lock-up or similar prior agreement to which Securityholder and either Salarius or Flex may be a party, this Lock-Up Agreement supersedes such prior agreement.

This Lock-Up Agreement may be executed by facsimile or electronic (i.e., PDF) transmission, which is deemed an original.

(Signature Page Follows)

Very truly yours,

William K. McVicar
(Print Name of Stockholder)

/s/ William K. McVicar
(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

SCHEDULE

Omitted Lock-up Agreements

Securityholder

John McCabe

Peter Barton Hutt

Marc Kozin

Stuart Randle

Michelle Stacy

Roger Tung

Thomas Wessel

Annex F

Wedbush Securities Inc.

Two Embarcadero Center

Suite 600

San Francisco, CA 94111

January 3, 2019

Board of Directors

Flex Pharma, Inc.

800 Boylston St.

24th Floor

Boston, MA 02199

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Flex Pharma, Inc., a Delaware corporation (the “Parent”), of the Consideration (as defined below) to be paid by Parent pursuant to the proposed Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among the Parent, Falcon Acquisition Sub, LLC (the “Merger Sub”) and Salarius Pharmaceuticals, LLC (the “Company”). Capitalized terms used herein have the respective meanings ascribed thereto in the January 2, 2019 draft of the Merger Agreement provided to us by the Parent (the “Draft Merger Agreement”).

As more specifically set forth in the Merger Agreement, and subject to the terms, conditions and adjustments set forth therein, the Merger Agreement provides for the merger of Merger Sub with and into the Company with the Company as the surviving entity thereof (the “Merger”). At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, Company or any Company Member, each Company Unit outstanding immediately prior to the Effective Time, other than Company Units, if any, held or owned by Company, any Company Subsidiary, Parent or Merger Sub immediately prior to the Effective Time, which shall be cancelled, will be converted solely into the right to receive shares of Parent Common Stock as specified in the Merger Agreement. The number of shares of Parent Common Stock to be issued in the Merger is based on an ascribed valuation of $9.0 million for Parent and $36.0 million for the Company.

As used in this opinion, the term “Consideration” means the shares of Parent Common Stock to be issued by Parent in the Merger.

In addition, at or prior to the Closing Date, Parent will pay a dividend of, or distribute, to Parent Stockholders one right per share of Parent Common Stock. Each right shall entitle such Parent Stockholder to receive a warrant to purchase shares of Parent Common Stock six months and one day following the Closing Date (the “Parent Warrants”). In the Merger Agreement, the Parent Warrants are deemed to have an aggregate value equal to the Warrant Aggregate Value calculated pursuant to a formula specified in the Merger Agreement. At your direction, we have not considered the Warrant Aggregate Value to be provided to Parent Stockholders for purposes of our opinion.

You have directed us to assume, and for purposes of this opinion we have assumed without independent verification, that (i) Parent Net Cash will be $3.3 million, (ii) Parent will issue a total of 76,151,698 shares of Parent Common Stock in the Merger, (iii) former holders of Company Units will own 80.1% of the Parent Common Stock outstanding immediately following the Effective Time, and (iv) Parent Stockholders will own 19.9% of the Parent Common Stock outstanding immediately following the Effective Time assuming the conversion of 849,610 existing Parent Stock Options with exercise price at or below $1.35 per share. We expressly disclaim any opinion as to the reasonableness of such assumptions or as to the actual number of shares of Parent Common Stock to be issued in the Merger.

Wedbush Securities Inc. (“Wedbush”) is an investment banking firm and member of The New York Stock Exchange and other principal stock exchanges in the United States, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate, estate and other purposes.

For purposes of this opinion and in connection with our review, we have, among other things: (1) reviewed the Draft Merger Agreement, and we have assumed that no changes will be made to the Merger Agreement that will be material to our analysis; (2) reviewed certain publicly available business and financial information relating to Parent and the Company, respectively; (3) reviewed certain internal information, primarily financial in nature, including financial and operating data furnished to us by members of management of Parent and the Company, respectively, and approved for our use by Parent; (4) reviewed certain publicly available information with respect to other companies in the biopharmaceutical industry that we believe to be similar in certain respects, in whole or in part, to Parent; (5) considered the financial terms, to the extent publicly available, of selected recent business combinations and initial public offerings of companies in the biopharmaceutical industry that we believe to be similar in certain respects to Parent, in whole or in part, and to the Merger; and (6) made inquiries regarding and discussed the Draft Merger Agreement and other matters related thereto with the Parent’s and Company’s respective counsel. In addition, we have held discussions with members of the management of Parent and Company, respectively, concerning their views as to the financial and other information described above. In addition to the foregoing, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deem appropriate to arrive at our opinion.

In rendering this opinion, we have assumed and relied upon the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by Parent or otherwise reviewed by us. With respect to information provided to or reviewed by us, we have been advised by the management of Parent that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent. We express no view as to the reasonableness of such financial information or the assumptions on which it was based.

We have further relied on the assurances of the management of Parent that they are not aware of any facts that would make the information provided to us incomplete or misleading. We have not made or been provided with any independent evaluations or appraisals of any of the assets, properties, liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) or securities, nor have we made any physical inspection of the properties or assets, of Parent or the Company. With respect to any operating income and expense forecasts of Parent and the Company, upon the guidance of the management of Parent, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Parent as to the future operating income and expenses of the Company and Parent and that the Company and Parent will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or the assumptions on which they are based. We did not evaluate the solvency or fair value of Company, Parent or any of their respective subsidiaries (or the impact of the Merger thereon) under any law relating to bankruptcy, insolvency or similar matters. We have not been engaged to perform, and have not performed, any valuation of Parent.

Our opinion is based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have also relied, without independent verification, on the accuracy and completeness of Company’s and Parent’s representations and warranties in the Draft Merger Agreement, without regard to any qualifications or exceptions that may be set forth in disclosure schedules, copies of which may not be complete as of the date hereof, and the information provided to us by Parent and Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Draft Merger Agreement without any waiver, amendment or delay of any terms or conditions that would be material to our analysis. Representatives of Parent have advised us, and we have further assumed that the final terms of the Merger Agreement will not differ from the terms set forth in the Draft Merger Agreement in any respect material to our analysis. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without imposition of any terms or conditions that would be material to our analysis. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken any obligation to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof.

We are not legal, tax or regulatory advisors and do not express any opinion as to any tax or other consequences that may arise from the Merger, nor does our opinion address any legal, regulatory or accounting matters, as to which we understand that Parent has obtained such advice as it deemed necessary from qualified professionals. We are financial advisors only and have relied upon, without independent verification, the assessment of Company and Parent and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have assumed that the Merger will have the tax effects contemplated by the Merger Agreement.

In rendering this opinion, we express no opinion as to the amount or nature of any compensation to any officers, directors, or employees of Parent, or any class of such persons, whether relative to the consideration to be paid in the Merger or otherwise, or with respect to the fairness of any such compensation. We are not opining as to the merits of the Merger as compared to any alternative transactions that may be available to Parent. At your direction, we have not been asked to, nor do we offer, any opinion as to the terms, other than as to the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Merger. Nor do we express any opinion with respect to the terms of any other agreement entered into or to be entered into in connection with the Merger. We express no opinion as to the price at which the Parent Common Stock may trade at any time subsequent to the announcement of the Merger.

Parent has agreed to pay Wedbush a fee of $500,000 for rendering this opinion, which fee is not contingent upon the success of the Merger. Our opinion fee will become payable upon the delivery of this opinion. We also are entitled to receive a success fee of $1,000,000, which fee is contingent on the consummation of the Merger. Parent has the option to pay $500,000 of the success fee in the form of five-year warrants to purchase shares of Parent Common Stock on a “cashless basis.” In addition, Parent has agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us for certain liabilities arising out of our engagement. Wedbush has not previously provided investment banking services to the Company.

In the ordinary course of our business, Wedbush and our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or make investments in, the Company, Parent, or in any other entity.

This opinion is solely for the benefit and use of the board of directors of Parent (in its capacity as such) in connection with its consideration of the Merger and does not constitute a recommendation to the board of directors of Parent or to any holder of Parent Common Stock as to how such person should vote with respect to the Merger or otherwise. This opinion may not be used for any other purpose without our prior written consent in each instance, except as expressly provided for in the engagement letter dated as of June 12, 2018 (as amended), between Parent and Wedbush.

This opinion was approved by a fairness committee at Wedbush in accordance with the requirements of FINRA Rule 5150.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by Parent pursuant to the proposed Merger Agreement is fair, from a financial point of view, to Purchaser.

[Signature Page Follows]

Very truly yours,

Wedbush Securities Inc.

By:	/s/ Benjamin Davey
Benjamin Davey
Managing Director, Head of ECM